Form 20-F
Lanvin Group Holdings Ltd
filed 2022-12-20
CIK 1922097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 14, 2022

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Lanvin Group Holdings Limited

3701-02, Tower S2, Bund Finance Center,

600 Zhongshan Rd East No.2,

Shanghai, 200010, China

(Address of principal executive offices)

Yun Cheng

Telephone: (021) 6315 3873

Email: ir@lanvin-group.com

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares	LANV	New York Stock Exchange
Warrants	LANW	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 130,971,070 ordinary shares, one convertible preference share and 31,980,000 warrants as of December 14, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

EXPLANATORY NOTE

On December 14, 2022 (the “Closing Date”), Lanvin Group Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (“LGHL” or the “Company”), consummated the previously announced business combination pursuant to the business combination agreement, dated as of March 23, 2022 (as amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022, the “Business Combination Agreement”), by and among (i) the Company, (ii) Primavera Capital Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (“PCAC”), (iii) Lanvin Group Heritage I Limited, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of LGHL (“Merger Sub 1”), (iv) Lanvin Group Heritage II Limited, a Cayman Islands exempted company incorporated with limited liability and wholly-owned subsidiary of LGHL (“Merger Sub 2”), and (v) Fosun Fashion Group (Cayman) Limited, a Cayman Islands exempted company incorporated with limited liability (“FFG”). Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of LGHL (the “Initial Merger”), (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of LGHL (the “Second Merger”), and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger (collectively with the Initial Merger, the Second Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As part of the Business Combination: (i) each of PCAC’s units (each consisting of one Class A ordinary share of PCAC, par value US$0.0001 per share (“PCAC Class A ordinary shares”) and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one PCAC Class A ordinary share at a price of US$11.50 per share, subject to adjustment (“PCAC Warrant”)) outstanding immediately prior to the effective time of the Initial Merger (the “Initial Merger Effective Time”) (to the extent not already separated) was separated into one PCAC Class A ordinary share and one-half of one PCAC Warrant; (ii) immediately following the separation of each PCAC unit, each (x) PCAC Class A ordinary share and (y) Class B ordinary share of PCAC, par value US$0.0001 per share (“PCAC Class B ordinary share”), issued and outstanding immediately prior to the Initial Merger Effective Time, was cancelled in exchange for the right to receive one newly issued ordinary share of LGHL, par value US$0.000001 per share (“Ordinary Share”); (iii) each PCAC Warrant outstanding immediately prior to the Initial Merger Effective Time was assumed by LGHL and converted into a warrant to purchase one Ordinary Share (“Warrant”), subject to substantially the same terms and conditions as were applicable to such PCAC Warrant immediately prior to the Initial Merger Effective Time; (iv) each ordinary share, non-voting ordinary share and preferred share in FFG held by the shareholders of FFG issued and outstanding immediately prior to the effective time of the Second Merger (excluding the preferred collateral share of FFG, par value EUR0.0001 per share, held by Meritz Securities co., Ltd, a corporation incorporated under the laws of the Republic of Korea (“Meritz”) (the “FFG Collateral Share”)) was cancelled in exchange for the right to receive such number of newly issued Ordinary Shares that is equal to the quotient obtained by dividing US$2.6926188 by US$10.00 (subject to rounding); and (v) the FFG Collateral Share was cancelled in exchange for the right to receive one newly issued convertible preference share of LGHL, par value US$0.000001 per share (“Convertible Preference Share”). Immediately prior to the Initial Merger Effective Time, Primavera Capital Acquisition LLC (the “Sponsor”) surrendered 6,014,375 PCAC Class B ordinary shares to PCAC for no consideration pursuant to a letter agreement entered into in December 2022, following which the number of PCAC Class B ordinary shares held by the Sponsor was reduced to 5,000,000.

Concurrently with the execution of the Business Combination Agreement, LGHL, PCAC and certain investors (the “Initial PIPE Investors”), including Fosun Fashion Holdings (Cayman) Limited, a majority shareholder of FFG, entered into the initial subscription agreements (as restated and amended from time to time (including the amended and restated subscription agreement entered into on October 28, 2022), the “Initial PIPE Subscription Agreements”), pursuant to which the Initial PIPE Investors committed to subscribe for and purchase, in the aggregate, 5,000,000 Ordinary Shares for US$10 per share for an aggregate purchase price equal to US$50 million. Fosun Fashion Holdings (Cayman) Limited initially agreed to subscribe for and purchase 3,800,000 Ordinary Shares for an aggregate purchase price of US$38 million. Subsequently, on October 28, 2022, LGHL, PCAC, Fosun Fashion Holdings (Cayman) Limited, FFG and Fosun International Limited entered into an amended and restated subscription agreement, pursuant to which the number of Ordinary Shares to be purchased by Fosun Fashion Holdings (Cayman) Limited was increased to 13,327,225, upsizing the PIPE subscription investment of Fosun Fashion Holdings (Cayman) Limited to approximately US$133 million. The subscription commitment of US$125 million from Fosun Fashion Holdings (Cayman) Limited was effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by FFG from Fosun International Limited for working capital purposes. On December 5, 2022, LGHL, PCAC and Handsome Corporation (the “Additional PIPE Investor,” and together with the Initial PIPE Investors, the “PIPE Investors”) entered into a subscription agreement (the “Additional PIPE Subscription Agreement,” and together with the Initial PIPE Subscription Agreements, the “PIPE Subscription Agreements”), pursuant to which the Additional PIPE Investor committed to subscribe for and purchase, in the aggregate, 800,000 Ordinary Shares for US$10 per share for an aggregate purchase price equal to US$8 million. On October 16, 2022, FFG and LGHL entered into a private placement subscription agreement with Meritz (the “Meritz Private Placement Subscription Agreement”), pursuant to which, Meritz subscribed for and purchased 18,569,282 ordinary shares of FFG and the FFG Collateral Share for an aggregate purchase price equal to US$50 million. In addition, around the time of PCAC’s initial public offering, PCAC entered into a forward purchase agreement with Sky Venture Partners L.P. (“Sky Venture”) dated January 4, 2021 and a forward purchase agreement with Aspex Master Fund (“Aspex”) dated January 5, 2021, pursuant to which each of Sky Venture and Aspex, respectively, committed to subscribe for and purchase 4,000,000 PCAC Class A ordinary shares, plus 1,000,000 PCAC Warrants (collectively, the “forward purchase units”), for an aggregate purchase price equal to US$40 million immediately prior to the Initial Merger Effective Time. In connection with the forward purchase agreements, the Sponsor transferred to each of Sky Venture and Aspex 500,000 PCAC Class B ordinary shares for no cash consideration. Sky Venture defaulted on its obligations under its forward purchase agreement to subscribe for and purchase the forward purchase units at the agreed time and the Sponsor cancelled the 500,000 PCAC Class B ordinary shares held by Sky Venture. Ordinary Shares issued pursuant to the PIPE Subscription Agreements and Ordinary Shares issued in exchange for the shares purchased pursuant to the Aspex’s forward purchase agreement and the Meritz Private Placement Subscription Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The PIPE Investors, Meritz and Aspex were granted certain registration rights in connection with the PIPE Subscription Agreements, the Meritz Private Placement Subscription Agreement and the Aspex’s forward purchase agreement.

The Business Combination was consummated on December 14, 2022. The transaction was unanimously approved by PCAC’s Board of Directors and was approved at the extraordinary general meeting of PCAC’s shareholders held on December 9, 2022 (the “Extraordinary General Meeting”). PCAC’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, PCAC has ceased to exist and the surviving company has become a wholly-owned subsidiary of the Company. On December 15, 2022, Ordinary Shares and Warrants commenced trading on the New York Stock Exchange, or NYSE, under the symbols “LANV” and “LANW,” respectively.

Certain amounts that appear in this Report may not sum due to rounding.

Unless otherwise indicated or required by context, references in this shell company report on Form 20-F (including information incorporated by reference herein, this “Report”) to “we,” “us,” “our,” or “LGHL” are to Lanvin Group Holdings Limited and/or its consolidated subsidiaries, as the context may require.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, the respective expectations, hopes, beliefs, intention or strategies of LGHL, FFG or PCAC regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” “will,” “would” and “continue” or similar words. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Amendment No. 5 of the Registration Statement on Form F-4 (333-266095) filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2022 (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of LGHL Following the Business Combination,” which is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.

B.	Adviser

Freshfields Bruckhaus Deringer will act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

Grant Thornton Zhitong Certified Public Accountants LLP acted as the independent auditor for FFG as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021 and will continue to act as the independent auditor of the Company upon the consummation of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2022, after giving effect to the Business Combination, the PIPE Subscription Agreements, the Meritz Private Placement Agreement and the Aspex’s forward purchase agreement.

As of June 30, 2022 (pro forma)	(€ in thousands)
Cash and cash equivalents	126,842
Total equity	378,037
Debt:
Non-current borrowings	9,583
Current borrowings	100,443
Total indebtedness	110,026

Total capitalization	488,063

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

LGHL was incorporated as an exempted company limited by shares on October 13, 2021. LGHL has been the consolidating entity for purposes of FFG’s financial statements since the consummation of the Business Combination on December 14, 2022. The history and development of LGHL and the material terms of the Business Combination are described in the Form F-4 under the sections entitled “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “Information related to LGHL” and “Description of LGHL Securities,” which are incorporated herein by reference.

LGHL’s registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and LGHL’s principal executive office is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China. LGHL’s principal website address is https://www.lanvin-group.com. We do not incorporate the information contained on, or accessible through, LGHL’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all of LGHL’s business is conducted through FFG and its subsidiaries. A description of the business is included in the Form F-4 in the sections entitled “Business of Lanvin Group” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lanvin Group,” which are incorporated herein by reference.

C.	Organizational Structure

Upon the consummation of the Business Combination, PCAC ceased to exist and the surviving company became a wholly-owned subsidiary of LGHL. The following diagram depicts an organizational structure of LGHL as of the date of this Report. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)

Includes a total of four other wholly-owned subsidiaries incorporated in the PRC: (i) Shanghai Fulang Brand Management (Group) Co., Ltd., (ii) Fosun Fashion (Hainan) Industry Development Co., Ltd., (iii) Fosun Fashion (Shanghai) Consulting Management Co., Ltd. and (iv) LANV FASHION PTE. LTD.

(2)

Includes a total of six wholly-owned subsidiaries: (i) Sergio Rossi Hong Kong Limited, a company incorporated in Hong Kong, (ii) Sergio Rossi Japan Limited, a company incorporated in Japan, (iii) Sergio Rossi UK Limited, a company incorporated in United Kingdom, (iv) Sergio Rossi USA Inc., a company incorporated in the U.S., (v) Sergio Rossi Retail s.r.l., a company incorporated in Italy and (vi) Sergio Rossi Deutschland GmbH, a company incorporated in Germany. Sergio Rossi Shanghai Trading Limited, a company incorporated in the PRC, is a wholly-owned subsidiary of Sergio Rossi Hong Kong Limited.

(3)

Includes a total of 13 wholly-owned subsidiaries: (i) Wolford Deutschland GmbH, a company incorporated in Germany, (ii) Wolford (Schweiz) AG, a company incorporated in Switzerland, (iii) Wolford London Ltd. (UK), a company incorporated in United Kingdom, (iv) Wolford Paris S.A.R.L., a company incorporated in France, (v) Wolford Italia S.r.l., a company incorporated in Italy, (vi) Wolford España S.L., a company incorporated in Spain, (vii) Wolford Scandinavia ApS, a company incorporated in Denmark, (viii) Wolford America, Inc., a company incorporated in the U.S., (ix) Wolford Nederland B.V., a company incorporated in Netherlands, (x) Wolford Canada Inc., a company incorporated in Canada, (xi) Wolford Asia Limited, a company incorporated in Hong Kong, (xii) Wolford Belgium N.V., a company incorporated in Belgium, and (xiii) Wolford (Shanghai) Trading Co., Ltd., a company incorporated in the PRC. Wolford Berangere, a company incorporated in France, is a wholly-owned subsidiary of Wolford Paris S.A.R.L.

(4)

Includes a total of eight wholly-owned subsidiaries incorporated in the U.S.: (i) L1 Bal Harbour LLC, (ii) L2 Crystals LLC, (iii) L3 Madison LLC, (iv) L4 Rodeo Drive LLC, (v) L5 US ECOM LLC, (vi) L6 MADISON, LLC, (vii) L7 Chicago LLC, and (viii) L8 South Coast Plaza LLC.

(5)	Includes a total of two wholly-owned subsidiaries incorporated in Italy: (i) L1 Outlet Srl and (ii) L1 Services Srl.
(6)	Includes a total of two wholly-owned subsidiaries: (i) Lans Atelier (SHANGHAI) Trading Co., Ltd., a company incorporated in the PRC and (ii) LANVIN MACAU LIMITED, a company incorporated in Macao.
(7)	One ordinary share of LANVIN ASIA PACIFIC LIMITED is held by LANVIN JAPAN K.K.

D.	Property, Plants and Equipment

LGHL’s property, plants and equipment are held through FFG. Information regarding FFG’s property, plants and equipment is described in the Form F-4 under the section entitled “Business of Lanvin Group—Property, Plant and Equipment,” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of FFG, is included in the Form F-4 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lanvin Group,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The directors and executive officers upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of LGHL Following the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of LGHL is set forth in the Form F-4, in the sections titled “Management of LGHL Following the Business Combination—Compensation of Directors and Executive Officers,” “Management of LGHL Following the Business Combination—Employment Agreements and Indemnification Agreements” and “Management of LGHL Following the Business Combination—Share Incentive Plans,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of LGHL Following the Business Combination,” which is incorporated herein by reference.

D.	Employees

Information pertaining to LGHL’s employees is set forth in the Form F-4, in the section titled “Business of Lanvin Group—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of December 14, 2022 by:

•	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 130,971,070 Ordinary Shares issued and outstanding, as of December 14, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner

	Ordinary Shares		% of Total Ordinary Shares / Voting Power
Principal Shareholders
Fosun International Limited(1)	85,054,571		64.94%
Fosun Fashion Holdings (Cayman) Limited(1)	78,982,980		60.31%
Brilliant Fashion Holdings Limited(2)	8,651,247		6.61%
Natixis(3)	7,919,466		6.05%
Directors and Executive Officers(4)
Yun Cheng(2)	8,651,247		6.61%
Tong “Max” Chen	—		—
Zhen Huang	—		—
Shunjiang Qian	—		—
Mitchell Alan Garber(5)	421,912		*
Jennifer Fleiss	—		—
Jurjan Wouda Kuipers	—		—
Kat Yu David Chan(6)		*	*
Xiaojing Grace Zhao(6)		*	*
Shang Hsiu Koo(6)		*	*
Gong Cheng(6)		*	*
All directors and executive officers as a group (11 individuals)	9,073,159		6.93%

*	Less than 1% of the total number of outstanding Ordinary Shares
(1)

Represents (i) 78,982,980 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited, including Ordinary Shares issued to Fosun Fashion Holdings (Cayman) Limited pursuant to the Initial PIPE Subscription Agreements, and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly-owned by Fosun International Limited (HKSE Stock Code: 0656). Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. Shanghai Yuyuan Tourist Mart (Group) Co., Ltd is majority-owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries. The business address of each of Fosun Fashion Holdings (Cayman) Limited and Yujing Fashion (BVI) Limited is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.

(2)

Represents 8,651,247 Ordinary Shares held by Brilliant Fashion Holdings Limited, which is the settlor of our employee incentive award plan trust with Futu Trustee Limited as the trustee. See the section titled “Management of LGHL Following the Business Combination—Share Incentive Plans” in the Form F-4, which is incorporated herein by reference. As the sole director of Brilliant Fashion Holdings Limited, Yun Cheng is the administrator of our employee incentive award plan. In addition, Yun Cheng is the sole shareholder of Creative Fashion Holdings Limited, which holds the sole voting share (Class A ordinary share) of Brilliant Fashion Holdings Limited. Therefore, Yun Cheng has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion Holdings Limited and may be deemed the beneficial owner of such Ordinary Shares, including 1,619,752 of which, Yun Cheng has dispositive power over due to her right to receive within 60 days after December 14, 2022 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan. The business address of Brilliant Fashion Holdings Limited is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.

(3)

In respect of the 7,919,466 Ordinary Shares held by Natixis, Fosun International Limited entered into a financing total return swap (“TRS”) with Natixis, as evidenced by a Confirmation dated as of September 16, 2019 and governed by an ISDA Master Agreement dated as of September 12, 2017 between Natixis and Fosun International Limited, as such confirmation or agreement (as the case may be) may be amended and supplemented from time to time, pursuant to which, among other things, Natixis passed through to Fosun International Limited the full economic exposure to LGHL after the Merger Effective Time (as defined within the TRS).

(4)	The business address of each of the directors and executive officers of the Company is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.

(5)

Represents 421,912 Ordinary Shares held by Stephenson Management Inc., a holding company wholly-owned by Mitchell Alan Garber and his spouse Anne-Marie Boucher. The business address of Stephenson Management Inc. is 2200 Stanley Street, Montreal, Quebec, Canada.

(6)

Represents Ordinary Shares over which such person has dispositive power due to such person’s right to receive within 60 days after December 14, 2022 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan.

B.	Related Party Transactions

Information pertaining to LGHL’s related party transactions is set forth in the Form F-4, in the section titled “Certain Relationships and Related Person Transactions—Lanvin Group and LGHL’s Relationships and Related Party Transactions,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

None / Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the heading “Information Related to LGHL—Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

LGHL’s policy on dividend distributions is described in the Form F-4 under the heading “Description of LGHL Securities—Ordinary Shares—Dividends,” which is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Ordinary Shares and Warrants are listed on NYSE under the symbols “LANV” and “LANW,” respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Ordinary Shares and Warrants are listed on NYSE under the symbols “LANV” and “LANW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

The Company’s authorized share capital is US$50,000 divided into (a) 49,984,999,999 Ordinary Shares, (b) 15,000,000 non-voting ordinary shares with a par value of US$0.000001 each (“Non-Voting Shares”) and (c) one Convertible Preference Share.

As of December 14, 2022, subsequent to the closing of the Business Combination, 130,971,070 Ordinary Shares and one Convertible Preference Share were outstanding and issued. The Convertible Preference Share is convertible into an aggregate number of up to 15,000,000 Non-Voting Shares and/or Ordinary Shares (subject to any adjustment as a result of any share subdivision or consolidation of the shares of the Company) at the election of Meritz upon the occurrence of certain events. There are also 31,980,000 Warrants outstanding, each whole warrant exercisable at US$11.50 per one Ordinary Share, of which 20,700,000 are public warrants (“Public Warrants”) listed on NYSE and 11,280,000 are private placement warrants (“Private Warrants”) held by the Sponsor and Aspex.

B.	Memorandum and Articles of Association

The articles of association of the Company effective as of December 14, 2022 are filed as part of this Report.

The description of the articles of association of LGHL contained in the Form F-4 in the section titled “Description of LGHL Securities” is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to LGHL’s Operations

Information pertaining to LGHL’s material contracts is set forth in the Form F-4, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Lanvin Group—Liquidity and Capital Resources—Borrowing,” “Business of Lanvin Group,” “Risk Factors—Risks Relating to LGHL’s Business and Operations Following the Business Combination,” and “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination Proposal” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “Summary of the Material Terms of the Business Combination—Ancillary Agreements” is incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by LGHL, or that may affect the remittance of dividends, interest, or other payments by LGHL to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in LGHL’s articles of association on the right of non-residents to hold or vote shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections titled “Certain Tax Considerations” which is incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding LGHL’s policy on dividends is described in the Form F-4 under the heading “Description of LGHL Securities—Ordinary Shares—Dividends,” which is incorporated herein by reference. LGHL has not identified a paying agent.

G.	Statement by Experts

The consolidated financial statements of FFG incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of Grant Thornton Zhitong Certified Public Accountants LLP, independent registered public accountants, upon the authority of the said firm as expert in accounting and auditing.

The financial statements of PCAC incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of WithumSmith+Brown, PC, independent registered public accountants, upon the authority of the said firm as expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Lanvin Group—Qualitative and Quantitative Information on Financial Risks” in the Form F-4 is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Upon the completion of the Business Combination, there were 20,700,000 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Ordinary Share for each one whole Public Warrant at an exercise price of US$11.50 per share, will become exercisable on January 13, 2023, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on December 14, 2027 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 10,280,000 Private Warrants held by the Sponsor and 1,000,000 Private Warrants held by Aspex. The Private Warrants are identical to the Public Warrants in all material respects, except that with respect to the Private Warrants held by the Sponsor, so long as they are held by the Sponsor or its permitted transferees, such Private Warrants (i) are not redeemable, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until January 13, 2023, which is 30 days after the completion of the Business Combination, (iii) may be exercised by the holders on a cashless basis, and (iv) are entitled to registration rights.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of FFG and its subsidiaries as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 contained in the Form F-4 between pages F-28 and F-88 are incorporated herein by reference.

The unaudited interim condensed consolidated financial statements of FFG and its subsidiaries as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 contained in the Form F-4 between pages F-2 and F-27 are incorporated herein by reference.

The unaudited condensed financial statements of PCAC as of June 30, 2022 and for the six months ended June 30, 2022 and the audited condensed financial statements of PCAC as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from July 16, 2022 (inception) through December 31, 2022 contained in the Form F-4 between pages F-89 and F-135 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of FFG and PCAC are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Amended and Restated Memorandum and Articles of Association of Lanvin Group Holdings Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

2.1	Specimen ordinary share certificate of LGHL (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

2.2	Specimen warrant certificate of LGHL (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

2.3	Warrant Agreement, dated as of January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

2.4	Assignment, Assumption and Amendment Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

3.1	FFG Shareholder Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

3.2	Sponsor Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

3.3	Amendment No.1 to Sponsor Support Deed dated October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

3.4	Letter Agreement to the Shareholder Support Deed dated October 28, 2022, between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and Fosun Fashion Holdings (Cayman) Limited (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.1	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

EXHIBIT NUMBER	DESCRIPTION

4.2	Registration Rights Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and certain security holders (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.3	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.4	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.5	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.6	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.7*	Brilliant Fashion Incentive Award Plan

4.8	Form of Indemnification Agreement between LGHL and each executive officer of LGHL (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.9	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.10	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.11	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.12	Letter Agreement, dated January 21, 2021, among Primavera Capital Acquisition Corporation and its officers and directors and Primavera Capital Acquisition LLC (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

EXHIBIT NUMBER	DESCRIPTION

4.13	Forward Purchase Agreement dated as of January 5, 2021, between Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC and Aspex Master Fund (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.14	Forward Purchase Agreement dated as of January 4, 2021, between Primavera Acquisition Corporation, Primavera Capital Acquisition LLC and Sky Venture Partners L.P. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.15	Investment Management Trust Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.16	Administrative Services Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.17	Private Placement Warrants Purchase Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.18	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Tong Chen (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.19	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Chenling Zhang (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.20	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Muktesh Pant (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.21	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Teresa Teague (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.22	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Sonia Cheng Chi-Man (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.23	Promissory Note, dated January 28, 2022, issued by Primavera Capital Acquisition Corporation to Primavera Capital Acquisition LLC (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

EXHIBIT NUMBER	DESCRIPTION

4.24	Share Subscription Agreement in relation to the shares of Fosun Fashion Group (Cayman) Limited dated as of October 16, 2022 between Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.25	Relationship Agreement dated October 19, 2022 between Lanvin Group Holdings Limited, Meritz Securities Co., Ltd. (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.26	Letter Agreement, dated September 29, 2022, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.27	Amended and Restated Subscription Agreement, dated October 28, 2022, between Lanvin Group Holdings Limited, Primavera Capital Acquisition Corporation, Fosun Fashion Holdings (Cayman) Limited, Fosun Fashion Group (Cayman) Limited and Fosun International Limited (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.28	Form of Non-redemption agreement to be entered into between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and certain holders of Class A Ordinary Shares of Primavera Capital Acquisition Corporation (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.29	Share Surrender Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Primavera Capital Acquisition LLC and Fosun Fashion Holdings (Cayman) Limited (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

4.30	Waiver Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated by reference to Exhibit 10.29 to the Registration Statement on Form F-4 (Reg. No. 333-266095), as amended, initially filed with the SEC on July 11, 2022).

8.1*	List of subsidiaries of LGHL.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of FFG and PCAC.

15.2*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP.

15.3*	Consent of WithumSmith+Brown, PC.

* Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

LANVIN GROUP HOLDINGS LIMITED

December 20, 2022	By:	/s/ Yun Cheng
Name: Yun Cheng
Title: Chief Executive Officer