Form 20-F
period 2022-12-31
Lanvin Group Holdings Ltd
filed 2023-04-20
CIK 1922097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended

December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                    to
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
Yun Cheng, Chief Executive Officer
Telephone: (021) 6315 3873
Email: ir@lanvin-group.com
At the address of the Company set forth above
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.000001 per share	LANV	New York Stock Exchange
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share	LANV-WT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 130,971,070 ordinary shares, one convertible preference share and 31,
979
,
969
 warrants.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
of the Exchange Act).    Yes  ☐    No  ☒

Conventions That Apply to This Annual Report on Form 20-F

In this annual report on Form 20-F, unless otherwise designated, the terms “we,” “us,” “our,” “Lanvin Group,” “the Company” and “our Company” refer to Fosun Fashion Group (Cayman) Limited (“FFG”) and its consolidated subsidiaries, prior to the consummation of the Business Combination and to Lanvin Group Holdings Limited (“LGHL”) and its consolidated subsidiaries following the Business Combination, as the context requires. The term “PCAC” refers to Primavera Capital Acquisition Corporation prior to the consummation of the Business Combination.

Unless we indicate otherwise, references in this annual report to:

“Amended Articles” means the amended and restated memorandum and articles of association of the Company.

“Assignment, Assumption and Amendment Agreement” means certain amendment and restatement of the Existing Warrant Agreement, dated March 23, 2022, by and among PCAC, LGHL, and Continental Stock Transfer & Trust Company.

“Business Combination” or “Transactions” means the Mergers and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 23, 2022 and as amended October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022, by and among PCAC, FFG, LGHL, Lanvin Group Heritage I Limited (“Merger Sub 1”) and Lanvin Group Heritage II Limited (“Merger Sub 2”).

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“China” and the “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macao Special Administrative Region (unless the context otherwise requires) but excluding, for the purposes of this annual report only, Taiwan.

“Convertible Preference Share” means, upon the completion of the Share Subdivision and Redesignation, the convertible preference share, par value $0.000001 per share, of the Company, which is convertible into an aggregate number of up to 15,000,000 Non-Voting Ordinary Shares and/or Ordinary Shares (subject to adjustment as a result of any share subdivision or consolidation of the shares of LGHL) at the election of Meritz upon the occurrence of certain events.

“Existing Warrant Agreement” means certain warrant agreement, dated January 21, 2021, by and between PCAC and Continental Stock Transfer & Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FFG Collateral Share” means the preferred collateral share, par value EUR0.0001 per share, of FFG purchased by Meritz pursuant to the Meritz Private Placement Subscription Agreement (as defined below), which was automatically canceled in exchange for the right to receive one Convertible Preference Share at the Second Merger Effective Time.

“Fosun Group” means Fosun International and its affiliates.

“Fosun International” or “Fosun” means Fosun International Limited, a company incorporated in Hong Kong with limited liability.

“founder shares” or “PCAC Class B ordinary shares” means Class B ordinary shares of PCAC, par value US$0.0001 per share initially purchased by the Sponsor in a private placement prior to PCAC’s initial public offering.

“Initial Merger Effective Time” means the time when the plan of Initial Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by FFG and PCAC in writing and specified in the plan of Initial Merger (being not later than the 90th day after registration by the Registrar of Companies of the Cayman Islands).

“Investor Rights Agreement” means the investor rights agreement in substantially the form attached as an exhibit to the Business Combination Agreement.

“IRS” means the Internal Revenue Service of the United States.

“Non-Voting Ordinary Shares” means, upon the completion of the Share Subdivision and Redesignation, the non-voting ordinary shares, par value $0.000001 per share, of the Company, that have no voting right but otherwise rank pari passu with Ordinary Shares.

“Mergers” means each of: (i) the merger of PCAC with and into Merger Sub 1, with Merger Sub 1 surviving such merger (the “Initial Merger”); (ii) the merger of Merger Sub 2 with and into FFG, with FFG surviving such merger (FFG is referred to for the periods from and after the Second Merger Effective Time as the “Surviving Company”) (the “Second Merger”); and (iii) the subsequent merger of Merger Sub 1 as the surviving company of the Initial Merger with and into the Surviving Company as the surviving company of the Second Merger, with the Surviving Company surviving such merger (the “Third Merger”). Pursuant to the Mergers, prior unitholders, shareholders and warrant holders of PCAC and FFG received securities of LGHL, and the surviving company became a wholly owned subsidiary of LGHL.

“Meritz” means Meritz Securities Co., Ltd, a Korean incorporated investment fund.

“Meritz Investment” means the $50 million equity investment by Meritz pursuant to the Meritz Private Placement Subscription Agreement.

“Meritz Private Placement Subscription Agreement” means the subscription agreement, dated October 16, 2022, entered into by and among FFG, LGHL and Meritz, pursuant to which Meritz agreed to, among other things, subscribe for, and FFG agreed to issue to Meritz 18,569,282 ordinary shares of FFG at a subscription price of $49,999,999 and the FFG Collateral Share at a subscription price of $1, which agreement terminated upon the closing of our Business Combination.

“Meritz Relationship Agreement” means the relationship agreement, dated October 19, 2022, entered into between LGHL and Meritz and setting forth certain rights and obligations of LGHL and Meritz as the holder of Ordinary Shares and the Convertible Preference Share.

“Ordinary Shares” means (i) prior to the Share Subdivision and Redesignation ordinary shares, par value $1.00 per share, of the Company, and (ii) upon the completion of the Share Subdivision and Redesignation, ordinary shares, par value $0.000001 per share, of the Company.

“Private Placement Warrants” means the 11,280,000 warrants originally issued by LGHL on a private placement basis, each exercisable for one Ordinary Share at an exercise price of $11.50 per share, which are substantially identical to Public Warrants, subject to certain limited exceptions.

“Public Warrants” means the 20,699,969 warrants issued by LGHL as part of the Business Combination and listed on NYSE, each of which is exercisable for one Ordinary Share at an exercise price of $11.50 per share, in accordance with its terms.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger Effective Time” means the time when the plan of Second Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by FFG and PCAC in writing and specified in the plan of Second Merger (being not later than the 90th day after registration by the Registrar of Companies of the Cayman Islands).

“Securities Act” means the Securities Act of 1933, as amended.

“Share Subdivision and Redesignation” means the share subdivision and redesignation that was effected by LGHL at the Closing and immediately prior to the Initial Merger Effective Time, such that each authorized, issued and unissued share of LGHL of a par value of $1.00 is subdivided on a 1,000,000:1 basis into 1,000,000 shares of LGHL of a par value $0.000001 each and (ii) a re-designation of shares such that the authorized share capital of LGHL is $50,000 divided into 49,984,999,999 Ordinary Shares with a par value of $0.000001 each, 15,000,000 Non-Voting Ordinary Shares with a par value of $0.000001 each and one (1) LGHL Convertible Preference Share with a par value of $0.000001 each.

“Warrants” means Public Warrants and Private Placement Warrants.

“$,” “USD” and “U.S. dollar” each means the currency in dollars of the United States of America. “U.S.” means the United States of America.

“€,” “EUR” and “Euro” each means the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022.

Our ordinary shares and warrants are listed on the New York Stock Exchange under the ticker symbols “LANV” and “LANV-WT,” respectively.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies of regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future,” “outlook,” “project,” “will,” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this annual report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changes adversely affecting the business in which we are engaged;

•	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;

•	management of growth;

•	the impact of the COVID-19 pandemic or similar public health crises on our business;

•	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;

•	the ability and desire of consumers to shop;

•	our ability to successfully implement our business strategies and plans;

•	our ability to effectively manage our advertising and marketing expenses and achieve desired impact;

•	our ability to accurately forecast consumer demand;

•	high levels of competition in the personal luxury products market;

•	disruptions to our distribution facilities or our distribution partners;

•	our ability to negotiate, maintain or renew our license agreements;

•	our ability to protect our intellectual property rights;

•	our ability to attract and retain qualified employees and preserve craftmanship skills;

•	our ability to develop and maintain effective internal controls;

•	general economic conditions;

•	the result of future financing efforts; and

•	other factors discussed elsewhere in this annual report on Form 20-F, including the section entitled “Risk Factors.”

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report on Form 20-F.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this annual report on Form 20-F. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section as well as any other cautionary statements contained herein. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report on Form 20-F or elsewhere might not occur.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

We are a Cayman Islands holding company, and our operations are conducted by our subsidiaries organized in various jurisdictions, including China.

PRC Permissions and Approvals

We conduct a portion (approximately 11.6% of our revenues in 2022) of our operations in the Greater China region, and as of the date of this annual report, we have obtained all requisite permissions and approvals that are material to our operations in China. However, there can be no assurance that we will be able to maintain such permissions and approvals in the future. In addition, laws and regulations in China may change quickly with little advance notice, and the Chinese government may intervene or influence our operations in China at any time. As a result, we may be required to obtain additional permissions and approvals in the future. There can be no assurance that such permissions and approvals can be obtained in a timely manner, or at all, and our business, results of operations and financial condition could be materially and adversely affected.

Under the PRC laws, rules and regulations currently in effect, no prior permission or approval from PRC government authority is required for the transactions completed pursuant to the Business Combination Agreement, including but not limited to the listing of our securities on the NYSE. However, the Chinese government has recently indicated that it may exert more control over offerings conducted overseas and foreign investment in China-based issuers. In particular, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. The Trial Measures will apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents.

The Trial Measures requires filings with the CSRC within three business days after the submission of an initial public offering or listing application overseas, or three business days after the completion of a follow-on offering in the same overseas market. If a company that should have been subject to the Trial Measures (i) has completed overseas offering and listing prior to the effectiveness of the Trial Measures; or (ii) (a) has its registration statement declared effective by the SEC prior to the effectiveness of the Trial Measures, and (b) while it is not necessary to fulfill any other regulatory procedures requested by the overseas regulators or overseas stock exchanges, will further complete its overseas offering and listing by September 30, 2023, such company is not required to file for such offering immediately, but should file as required if it is involved in follow-on offerings and other matters that require filing.

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, profit, total assets and net assets in 2021 and 2022. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

On December 28, 2021, the Cyberspace Administration of China, together with certain other government authorities, promulgated the Revised Cybersecurity Review Measures that took effect from February 15, 2022, pursuant to which online platform operators holding over one million users’ information must apply for a cybersecurity review before listing abroad, and operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security must apply for a cybersecurity review. Furthermore, the competent government authorities may also initiate a cybersecurity review against the relevant operators where the authorities believe that the network product or service or data processing activities affect or may affect national security. However, the scope of potential operators of “critical information infrastructure” remains unclear. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear and subject to regulatory interpretation. As of the date of this annual report (i) we had not been informed by any PRC governmental authority of any requirement to apply for a cybersecurity review; (ii) we did not hold or process personal information of over one million users; and (iii) we had not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. Nonetheless, the interpretation and implementation of the Revised Cybersecurity Review Measures is subject to uncertainties, and the relevant laws and regulations may also change in the future.

As a result of such regulatory development, government authorities in China could conduct a cybersecurity review over our PRC subsidiaries, which may have a material adverse effect on our business, results of operations and financial condition. See “—D. Risk Factors—Risks Relating to Our Business and Industry—If we were to become subject to the oversight, discretion or control of PRC government authorities over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, which would materially affect the interests of the investors.”

We are an offshore holding company and have operations in the PRC conducted by our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from or registration with the governmental authorities and other limitations in the future. These include foreign exchange loan registrations and maximum statutory limit of the loan amount (which is either the difference between the registered capital and the total investment amount of the concerned company or the upper limit calculated based on the formula prescribed in the prevailing regulations). There can be no assurance that such permissions and approvals can be obtained in a timely manner, or at all, and our business, results of operations and financial condition could be materially and adversely affected.

Permissions and Approvals on Transfer and Repatriation of Cash within Our Group

We transfer cash to our subsidiaries through capital injections and shareholder loans. Subject to the cash needs of the subsidiaries, shareholders’ loans as granted may be capitalized (as equity) or repaid.

Cash in the subsidiaries may also be repatriated to us via dividend distribution. Nevertheless, no cash repatriation by way of distribution/dividends was made to us prior to our Business Combination or to LGHL as of the date of this annual report.

Our principal subsidiaries, being our portfolio brands, are based mainly in the U.S. (Delaware) and Europe including Italy, France and Austria. We are subject to certain restrictions or limitations regarding distribution of earnings from the portfolio brands to us, which may in turn limit the cash available to make distributions to our shareholders. For our operating subsidiaries that are Delaware corporations, to which the Delaware General Corporation Law (DGCL) applies, the power and authority to declare dividends/distributions resides with the board of directors of the corporation. Further, the DGCL permits distributions out of either a surplus or net profits (subject to certain limitations). In addition, specific provisions under credit agreements or the relevant subsidiary’s bylaws may impose specific restrictions or approval requirements regarding dividend payment (including a contingent obligation or otherwise). For our Italian subsidiaries, no distribution may be made unless a reserve fund accumulated from net profits reach at least 20% of the relevant subsidiary’s share capital. Our subsidiaries in Italy also face other general restrictions to the shareholders’ right to an earnings distribution. In Austria, our subsidiaries cannot issue a dividend unless the validly adopted financial statements for a financial year show a balance sheet profit, which represents the maximum amount of capital available for the distribution of profits. Loans by us to our subsidiaries in Austria are considered equity substitution if we are in a crisis, and will only be repaid if we are fully restructured.

For our portfolio brands, the cash needs of the brands’ subsidiaries are provided as necessary in the form of shareholder loans or capital injections from us or the relevant parent brand entity. Payments from local subsidiaries to their parent brands are typically for purchase of inventories from the parent brand, and generally do not face any foreign exchange or capital control limitations. However, dividends and loan repayments may face similar restrictions as mentioned above.

Dividends repatriated or paid from our Chinese subsidiaries must be made from retained earnings as per such subsidiary’s financial statements prepared in accordance with Chinese accounting rules. Additionally, each of our Chinese subsidiaries must set aside a statutory reserve fund of at least 50% of its registered capital before it may pay dividends, and a 10% withholding tax or other reduced rate withholding tax under the China-Hong Kong treaty may be applied to the dividends repatriated from our Chinese subsidiaries. Also, approval from or registration with appropriate Chinese government authorities is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. However, we do not expect Chinese subsidiaries to declare any dividends or pay capital expenses to our portfolio brands in the near future.

We made capital injections of EUR50.0 million in 2020, EUR50.0 million in 2021 and EUR50.0 million in 2022 into Lanvin brand portfolio through Arpège SAS, as well as EUR0.8 million and EUR7.9 million in Raffaele Caruso S.p.A. in 2020 and 2021, respectively. Caruso also received a shareholder loan of EUR2.5 million and EUR5.5 million from us in 2021 and 2022, respectively. We have waived part of the repayment of shareholder loan by Caruso. Wolford AG repaid a shareholder loan of EUR11.1 million to us in 2020, and subsequently received a shareholder loan of EUR10.0 million from us in 2021 and EUR22.5 million from us in 2022. In 2020, 2021 and 2022, we issued shareholder loans of $42.0 million, $35.8 million and $25.5 million to St. John. After we acquired Sergio Rossi in 2021, Sergio Rossi S.p.A received a capital injection of EUR5.0 million in 2021 and EUR13.0 million in 2022. We have also made capital injections and intercompany loans totalling $4.2 million, RMB1.1 million and $3.7 million to our Chinese subsidiaries in 2020, 2021 and 2022, respectively.

Other than the loan repayment of EUR11.1 million by Wolford AG to us in 2020, none of our direct subsidiaries made any dividends, distributions, or repayments to us. We have also not made any transfers, dividends, or distributions to our shareholders as of the date of this annual report other than the cash dividend of $1.0 million paid to Meritz in October 2022. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

The Holding Foreign Companies Accountable Act

We may be subject to the risk of trading prohibitions under the Holding Foreign Companies Accountable Act, or the HFCA Act. Our independent auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is an independent registered accounting firm based in mainland China. Pursuant to the HFCA Act and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined is unable to inspect and investigate completely for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In August 2022, the PCAOB signed a Statement of Protocol with the relevant PRC authorities governing inspections and investigations of audit firms based in China, pursuant to which the PCAOB determined that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong in December 2022 and vacated its December 16, 2021 determinations to the contrary. However, there can be no assurance that the PCAOB will continue to have such access. Should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect our ability to maintain the listing of our securities on the U.S. national securities exchanges, including the NYSE, and the trading of them in the over-the-counter trading market. A delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities. For details, see “—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.”

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our securities. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Business and Industry

•	We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years.

•

The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the group holding company level, of the Lanvin brand name.

•	The success of our luxury fashion businesses depends on the value of our brands and, if the value of any of those brands were to diminish, our business could be adversely affected.

•

We face risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which has had and may continue to have a material adverse impact on our business, financial condition and results of operations.

•	The long-term growth of our business depends on the successful execution of our strategic initiatives and we may not be able to continue to develop and grow our businesses.

•	Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion.

•	Our business is heavily dependent on the ability and desire of consumers to shop.

•	Our inability to effectively execute our e-commerce strategy could materially adversely affect the reputation of our brands and our revenue and our operating results may be harmed.

•

We utilize a range of marketing, advertising, and other initiatives to increase existing customers’ spending and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.

•	Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.

•	We are dependent on suppliers for our products and raw materials, which poses risks to our business operations.

•	We face intense competition in the personal luxury goods industry.

•	A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.

•

We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.

•	Significant inflation could adversely affect our results of operations and financial condition.

•

If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.

•	Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending.

•

Our potential inability to find suitable new targets to drive inorganic business growth and the risk that any acquisitions we do complete may not be successful in achieving intended benefits, cost savings and synergies.

•

If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

•	We are subject to legal and regulatory risk.

•	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

•	We are exposed to fluctuations in currency exchange rates.

•	We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.

•

If we were to become subject to the oversight, discretion or control of PRC government authorities over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, which would materially affect the interests of the investors.

•	Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition.

•	Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

•

The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business and other escalating global trade tensions, wars and conflicts, and the adoption or expansion of economic sanctions, export controls, or other trade restrictions could negatively affect us.

•

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Relating to Our Securities

•	The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

•	Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

•

A certain number of our Warrants will become exercisable for our Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

•

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

•	Future resales of our Ordinary Shares issued to Fosun and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.

•	Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.

•

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States. The ability of U.S. authorities to bring actions for violations of U.S. securities laws and regulations against us and our directors and executive officers may be limited, and accordingly you may not be afforded the same protection as provided to investors in U.S. domestic companies.

•	The exercise price of our Warrants can fluctuate under certain circumstances which, if triggered, can potentially result in material dilution of our then existing shareholders.

•	Certain rights granted to Meritz in the Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders.

•

Fosun, being our controlling shareholder, has substantial influence over us and Fosun’s interests may not be aligned with the interests of our other shareholders, and Fosun losing control of us may materially and adversely impact us and our Securities.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years.

We have incurred significant losses in the past and anticipate that we will continue to incur losses in the current year and upcoming years. We incurred losses of €135.7 million, €76.5 million and €239.8 million in the years ended December 31, 2020, 2021 and 2022, respectively. We cannot assure you that we will be able to generate profit in the future. We will need to generate and sustain increased revenue levels in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. Our efforts to grow our business may be more costly than we expect or may not result in the returns we anticipate, and we may not be able to increase our revenue enough to offset our higher operating expenses. As a result, there can be no assurance that we will achieve profitability, and we may continue to experience loss in the future.

The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the group holding company level, of the Lanvin brand name.

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between FIH and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.a`.r.l and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 5.72% of the equity securities in Arpège SAS.

In October 2021, after rounds of discussion and negotiation with the minority shareholders, we proposed to the members of the board of Arpège SAS representing minority shareholders that an authorization letter permitting the rest of the Lanvin Group to use the “Lanvin” name and brand as part of an international re-branding of Fosun Fashion Group be approved by the board of Arpège SAS. The re-branding was worldwide and well received by our investors and the press. At that time the minority shareholders did not object to the use of the “Lanvin” corporate name and merely suggested some changes to the terms of the authorization letter. We believed such terms were generally reasonable and would be quickly resolved in an amicable fashion. In March through May 2022, the parties continued discussions and negotiations in what appeared to us to be in an amicable and reasonable fashion. In September 2022, we received a letter (the “Minority Shareholder Letter of September 2022”) from one of the minority shareholders (the “Alleging Shareholder”) alleging that we had improperly used the “Lanvin” corporate name in connection with our re-branding initiative and that they had not given formal approval pursuant to the terms of the Lanvin SHA prior to our re-branding. The Alleging Shareholder had also stated in the same letter that other minority shareholders also object to our use of the “Lanvin” name in connection with our re-branding initiative.

We have sought preliminary legal advice and believe we have strong legal defense to such allegations. No formal legal proceedings have been brought by the minority shareholders to date, and we are actively negotiating with the minority shareholders regarding a settlement of these allegations. Any such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurance that we will prevail in any legal proceeding that may be brought by the minority shareholders or that we will be able to settle these allegations on a timely basis or on terms that are acceptable to us, or at all. Accordingly, we might have to cease our use, at the group holding company level, of the “Lanvin” brand name, and change to another name (or revert to our previous name as Fosun Fashion Group) should we not prevail or settle these allegations. However, we do not expect that, even if we do not prevail or settle these allegations, the continued use of the Lanvin name by Arpège SAS and its subsidiaries, which constitute our Lanvin brand portfolio, will be affected.

The success of our luxury fashion businesses depends on the value of our brands and, if the value of any of those brands were to diminish, our business could be adversely affected.

Our success depends on our brands and their value. The brand names such as Lanvin, Wolford and Sergio Rossi are integral to the existing businesses, as well as to our strategies for continuing to grow and expand the business. Our sales and our ability to achieve premium pricing depend on the perception, recognition and reputation of our brands, which, in turn, depend on factors such as product design, the distinctive character and the quality of our products and customer service, the image of our stores and those of our wholesale customers, the success of our advertising and communication activities and our general corporate profile.

The recognition, integrity and reputation of our brands are among our most valuable assets, which are influenced by several factors, some of which are outside of our control. Our brands’ values could diminish significantly due to a number of factors, including changing consumer attitudes regarding social issues and consumer perception that we have acted in an irresponsible manner. Negative claims or publicity regarding our brands or products, including licensed products, especially through social media, and increase the potential scope of negative publicity, could adversely affect the reputation of the brands and sales even if the subject of such publicity is unverified or inaccurate. Other factors that may adversely affect our brands’ image include our inability to respond adequately to the needs and expectations of our customers with regard to the quality, style and design of our products, the dissemination by third parties of information that is untrue or defamatory, the commencement of litigation proceedings against us, as well as factors attributable to the parallel distribution and counterfeiting of our products. Each of these factors could harm the recognition, integrity and reputation of our brands, causing us to lose existing customers or fail to attract new customers, or otherwise having a material adverse effect on our business, results of operations and financial condition.

Our reputation may also suffer as a result of the fact that we are dependent on our suppliers. While we closely monitor our suppliers to ensure that they comply with all applicable laws and regulations by, among other things, reviewing any published violations and media reports relating to actual or alleged violations, as well as conducting internal due diligence, there can be no assurance that these measures will always be effective. If suppliers fail to comply with applicable law, including but not limited to those relating to labor, social security, health and safety, or if they deliver products that are defective or differ from our specifications or quality standards or do not comply with applicable law, this could have adverse effects on our production cycle and/or product quality and cause delays in product deliveries to our customers. Any of the foregoing in turn could damage our reputation, with possible adverse effects on our business, results of operations and financial condition.

We face risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which has had and may continue to have a material adverse impact on our business, financial condition and results of operations.

Our business has been and may continue to be materially and adversely affected by health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic. For example, as a result of the COVID-19 pandemic, governments and authorities across the world implemented restrictive measures to prevent the spread of the virus. These restrictive measures have impacted our operations in a number of respects, including cancelations of or capacity restrictions on certain marketing and brand events and limitations on in-person meetings among our sales teams. In addition, the inability or unwillingness of customers to travel has had a significant impact on sales driven by tourism. Restrictive measures in certain regions also resulted in store closures which prevented consumers from purchasing goods directly from stores. In places where our retail stores are open, they generally are operating on reduced hours and at reduced occupancy levels and remain subject to closure due to health protocols or more limited governmental orders. The impact of the COVID-19 pandemic on some of our wholesale customers has resulted in them closing some of their stores. The COVID-19 pandemic has also impacted our supply chain partners, including third-party manufacturers, logistics providers and other vendors, as well as the supply chains of our wholesale customers, retail stores and licensees, due to factory closures, labor shortages, imposed restrictions on travel and import/export delays. At the same time, the reduced mobility of customers as a result of the pandemic has reduced customers desire to shop and incur spending on personal luxury goods.

Store closures, reduced store hours and occupancy levels, travel restrictions and concerns about the health risks of traveling adversely affect traffic in our stores and our wholesale customers’ stores. Consumer spending behavior is also being negatively impacted by job losses and reduced incomes, changing needs due to remote working, reduced in-person social interaction, vacation time spent at home and other factors. This is exemplified by the impact on the formalwear segment of each of our brands, as not going to the office means fewer men are wearing dress shirts and ties and by the impact on our shoe business, as women are wearing and purchasing fewer high heeled shoes for the same reasons. All these factors have and may continue to negatively impact our direct sales to consumers and our sales to our wholesale customers, due to lower sales of our products, and those of our licensees, through their sales channels.

In addition, if sales, which are more difficult to predict due to the uncertainties surrounding the pandemic, exceed or fall below our expectations, we may experience a shortage of products required to meet demand or excess inventory levels, respectively. Inventory levels in excess of consumer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have a material adverse effect on the reputation of our brands and our profitability.

Although the COVID-19 related restrictive measures have generally been lifted or relaxed around the world, including the markets where we operate, the full extent of the long-term impact of the COVID-19 pandemic on financial markets and economic growth remains highly uncertain. Any additional impact of the COVID-19 pandemic, or other similar outbreaks, may have a material adverse effect on our business, financial condition, results of operations, as well as our ability to execute on our business strategies and initiatives.

The long-term growth of our business depends on the successful execution of our strategic initiatives and we may not be able to continue to develop and grow our businesses.

A significant portion of our business strategy involves growing our current brands, notwithstanding our intention to invest in new business lines and their development. Our achievement of revenue and profitability growth from these brands will depend largely upon our ability to:

•	continue to maintain and enhance the distinctive brand identities of the brands; and

•	continue to strengthen and expand the brands’ businesses.

As part of our long-term strategy, we intend to grow our market share and revenue through the following:

•	unleashing brand heritage and refreshing brand images to connect with today’s consumers;

•	optimizing product category mixes within our current brands;

•	expanding our channels and footprint across the world;

•	reinforcing global digital strategies and customer experiences

•	harnessing the strength of our global platform to develop our brands;

•	leveraging our unique strategic alliances to drive synergies and sustainable growth; and

•	identifying new strategic investments that complement our luxury fashion ecosystem.

We cannot guarantee that we will be able to successfully execute on these strategic initiatives. For example, we may not be able to successfully increase brand engagement due to the impact of the COVID-19 pandemic and/or unsuccessful marketing campaigns, we may not be able to optimize the customer experience if we are unable to react quickly enough to customer needs and/or complains and our investments in technology may not succeed if we are unable to implement certain digitalization efforts or new technologies and systems do not work as expected. If we are unable to execute on our strategic initiatives, including for reasons due to the challenges we face as a result of the COVID-19 pandemic, our business, results of operations and financial condition could be materially adversely affected.

Further, we believe that our success is largely dependent on the images of our brands and ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling, production, merchandising and pricing of products. If we do not correctly gauge consumer needs and fashion trends and respond appropriately, consumers may not purchase our products and our brand names and the images of our brands may be impaired. Even if we react appropriately to changes in fashion trends and consumer preferences, consumers may consider our brands to be outdated or associate our brands with styles that are no longer popular or trend-setting. Any of these outcomes could have a material adverse effect on our brands, business, results of operations and financial condition.

We cannot assure you that we can successfully execute any of these actions or our growth strategy for our businesses, nor can we assure you that the launch of any additional product lines or businesses by us or that the continued offering of existing lines will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to carry out our growth strategy successfully may be affected by, among other things, our ability to enhance our relationships with existing customers, our ability to attract retail customers to our direct-to-consumer or DTC channels, our ability to develop new relationships with retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to continue to develop and grow the brands’ businesses, our financial condition and results of operations may be materially adversely affected.

Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion.

We believe that our future growth depends not only on serving existing customers, but also on continuing to get new customers and expanding our distribution base internationally, including but not limited to opening of new retail stores. When expanding into new locations and markets, we may face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, legal and regulatory, and other difficulties. Although we continue to evaluate sales and marketing efforts and other strategies to expand our supplier, customer and distribution bases, there is no assurance that we will be successful. If we are not successful, this could have a material adverse effect on our business, financial condition and results of operations.

Our business is heavily dependent on the ability and desire of consumers to shop.

Reduced consumer traffic and purchasing, whether in our own retail stores or in the stores of our wholesale customers, could have a material adverse effect on our financial condition, results of operations and cash flows. Reductions could result from economic conditions, fuel shortages, increased fuel prices and other circumstances, including adverse weather conditions, natural disasters, war, terrorist attacks or the perceived threat of war or terrorist attacks. Disease epidemics and other health-related concerns, also could result in (and, in the case of the COVID-19 pandemic, has resulted in) closed stores, reduced consumer traffic and purchasing, as consumers become ill or limit or cease shopping in order to avoid exposure, or governments impose mandatory business closures, travel restrictions or the like to prevent the spread of disease. Additionally, political or civil unrest and demonstrations also could affect consumer traffic and purchasing.

The COVID-19 pandemic has had, and may continue to have, an impact on our business, results of operations, financial position and cash flows from operations. As a result of the pandemic, governments and authorities across the world implemented lockdowns and restrictions to prevent the spread of the virus. These restrictions have impacted our operations in a number of respects, including cancelations of or capacity restrictions on certain marketing and brand events and limitations on in-person meetings among our sales teams. In addition, the inability or unwillingness of customers to travel has had a significant impact on sales driven by tourism. Restrictive measures in certain regions also resulted in store closures which have prevented consumers from purchasing goods directly from stores.

Consumers are also being affected, resulting in additional adverse impacts on us. Consumers have been unable to purchase our products due to the unwillingness to shop in stores out of fear of exposure. Store closures, reduced store hours and occupancy levels, travel restrictions and concerns about the health risks of traveling adversely affect traffic in our stores and our wholesale customers’ stores. Consumer spending behavior is also being negatively impacted by job losses and reduced incomes, changing needs due to remote working, reduced in-person social interaction, vacation time spent at home and other factors.

In addition to the factors discussed above, international tourism could be reduced, as could the extent to which international tourists shop at our retail stores or the stores of our wholesale customers. A reduction in international tourist traffic or spending as a result of the ongoing pandemic therefore could have a material adverse effect on our financial condition and results of operations.

Other factors that could affect the success of our stores include:

•	the location of the store or mall, including the location of a particular store within the mall;

•	the other tenants occupying space at the mall;

•	increased competition in areas where the stores are located;

•	the amount of advertising and promotional dollars spent on attracting consumers to the store or mall;

•	the changing patterns of consumer shopping behavior;

•	increased competition from online retailers; and

•	the diversion of sales from our retail stores to our digital commerce sites.

Our inability to effectively execute our e-commerce strategy could materially adversely affect the reputation of our brands and our revenue and our operating results may be harmed.

E-commerce is the one of the fastest growing areas of our business both with respect to our direct-to-consumer businesses and the wholesale business (i.e., sales to pure play and e-commerce businesses of traditional retailers). The success of our e-commerce businesses depends, in part, on third parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to e-commerce usage and promotional or other advertising initiatives employed by our wholesale customers or other third parties on their e-commerce sites. Any failure on our part, or on the part of our third party digital partners, to provide e-commerce platforms that attract consumers, build our brands and drive repeat consumer purchases could result in diminished brand image, relevance and loyalty and lost revenue. Additionally, as consumers shift purchasing preferences to online channels, the failure of our e-commerce channels to attract consumers who previously made purchases in our stores and those operated by our wholesale partners, will adversely affect our financial condition and results of operations.

Our operation of e-commerce sites pose risks and uncertainties including:

•	changes in required technology interfaces;

•	website downtime and other technical failures;

•	costs and technical issues from website software upgrades;

•	data and system security;

•	computer viruses; and

•	changes in applicable laws and regulations.

Keeping current with technology, competitive trends and the like may increase our costs and may not succeed in increasing sales or attracting consumers. Our failure to respond successfully to these risks and uncertainties might adversely affect the reputation of our brands and our revenue and results of operations.

The success of our e-commerce businesses depends, in part, on consumer satisfaction, including timely receipt of orders. Fulfillment of these orders requires comprehensive fulfillment infrastructure and different logistics operations than for our retail store and wholesale customer operations. We need adequate capacity, systems and operations to support the anticipated growth in our e-commerce businesses. If we encounter difficulties with our distribution facilities or in our relationships with the third parties who operate the facilities, or if any such facilities were to shut down or be limited in capacity for any reason, including as a result of fire, natural disasters, systems disruptions (including as a result of attacks on computer systems, such as ransomware attacks), or labor interruptions, including as a result of disease epidemics and health related concerns (such as the COVID-19 pandemic), we could experience longer lead times or disruption or delay in distributing our products to our consumers, which could result in consumer dissatisfaction and lost sales. Additionally, we might need to incur significantly higher costs than anticipated to ensure smooth and timely operation. Any of the foregoing could have an adverse effect on the reputation of our brands and our revenue and results of operations.

We utilize a range of marketing, advertising, and other initiatives to increase existing customers’ spending and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.

We utilize a range of marketing, advertising and other initiatives to drive customers from awareness to consideration to conversion, and promoting awareness of our brands and products is important to our ability to grow our business, drive customer engagement, and attract new customers. We invest significant resources in advertising communication and marketing, which include activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects. We adopt a strategy with a dual-focus on both local and broader international audience. For details, see “Item 4. Information on the Company—B. Business Overview—Marketing and Advertising.”

If our marketing and advertising efforts are not appropriately tailored to and accepted by our target customers, we may fail to attract customers, and our brands and reputation may be harmed. In addition, our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. Our future growth and profitability and the success of our brands will depend in part upon the effectiveness and efficiency of these marketing efforts. Additionally, as the channels through which we conduct our marketing and advertising activities continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable economic and other terms. Furthermore, we currently receive a significant number of visits to our digital platform via search engine results. Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search, which could reduce the number of visits to our digital platform, and, in turn, reduce new customer acquisition and adversely affect our results of operations. If we are unable to cost-effectively drive traffic to our digital platform, our ability to acquire new customers and our financial condition would suffer. Email marketing efforts are also important to our marketing efforts. If we are unable to successfully deliver emails to our customers or if customers do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam, or for other reasons, our business could be adversely affected.

Our marketing initiatives may become increasingly expensive, and generating a meaningful return on those initiatives may be difficult or unpredictable. Even if we successfully increase net revenue as a result of our marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts are not successful in promoting awareness of our brands or products, driving customer engagement, or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.

Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.

To meet anticipated demand for our products, we must forecast inventory needs and arrange manufacturing activities based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, changing consumer preferences, changing product trends, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, store closures (including, for example, due to the COVID-19 pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customer demand may result in inventory write-offs, donations by us of our unsold products, inventory write-downs, and/or the sale of excess inventory at discounted prices, any of which could cause our gross margin to suffer, impair the strength and exclusivity of our brands, and have an adverse effect on our results of operations, financial condition, and cash flows.

Conversely, if we underestimate customer demand for our products and fail to arrange sufficient manufacturing capacities in advance, then we may not be able to deliver products to meet our requirements and we may experience inventory shortages. Inventory shortages in our stores or third-party distribution centers could result in delayed shipments to customers, lost sales, a negative customer experience, lower brand loyalty, and damage to our reputation and customer relationships, any of which could have an adverse effect on our results of operations, financial condition, and cash flows.

Counterfeit or “knock-off” products, as well as products that are “inspired by” our brands may siphon off demand for our brands’ products and may result in customer confusion, harm to our brands, a loss of our market share and/or a decrease in our results of operations.

We face competition from counterfeit or “knock-off” products manufactured and sold by third parties in violation of our intellectual property rights, as well as from products that are inspired by our brands’ products, including private label offerings by e-commerce retailers. In the past, third parties have targeted users on Facebook or other social media platforms intending to target individuals interested in our products and sell such individuals products that look like our brands’ products, often at steep discounts.

These activities of third parties may result in customer confusion, require us to incur additional administrative costs to manage customer complaints related to counterfeit goods, divert customers from us, cause us to miss out on sales opportunities, and result in a loss of our market share. We could also be required to increase our marketing and advertising spend. If consumers are confused by these other products and believe them to be actual products from our brands, we could be forced to deal with dissatisfied customers who mistakenly blame us for poor service or poor-quality goods.

In addressing these or similar issues in the future, we may also be required to incur substantial expense to protect our brands and enforce our intellectual property rights, including through legal action in the United States and the EU or other countries in which we and our brands operate, which could negatively impact our results of operations and financial condition.

These and similar issues related to these or similar counterfeit products or products “inspired by” our brands could recur and could again result in customer confusion, harm to our brand, a loss of our market share and/or a decrease in our results of operations.

We are dependent on suppliers for our products and raw materials, which poses risks to our business operations.

Although no single supplier is or is expected to become critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

•

political or labor instability or military conflict involving any of the countries in which we, or our suppliers operate, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

•

heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundments of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

•

a significant decrease in availability or increase in cost of raw materials, including commodities (particularly cotton, wool and cashmere), or the ability to use raw materials produced in a country that is a major provider due to political, human rights, labor, environmental, animal cruelty or other concerns;

•	a significant decrease in factory and shipping capacity or increase in demand for such capacity;

•	a significant increase in wage and shipping costs;

•	natural disasters, which could result in closed factories and scarcity of raw materials;

•

disease epidemics and health related concerns, such as the COVID-19 pandemic, which could result in (and in the case of the COVID-19 pandemic, has resulted in certain of the following) closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	the migration and development of manufacturers, which could affect where our products are or are planned to be produced;

•

the adoption of regulations, quotas and safeguards relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed; and

•	the implementation of new or increased duties, taxes and other charges on imports.

We face intense competition in the personal luxury goods industry.

Competition is intense in the luxury consumer goods industry. We compete with numerous luxury fashion designers (whether domestically or globally), brand owners, manufacturers and retailers of apparel, accessories and footwear, some of which have greater resources than we do. In addition, in certain instances, we compete directly with our wholesale customers, as they also sell their own private label products in their stores and online. We compete within the personal luxury goods industry primarily on the basis of:

•	anticipating and responding to changing consumer tastes, demands and shopping preferences in a timely manner and developing distinctive, attractive, quality products;

•	maintaining favorable brand recognition and relevance, including through digital brand engagement and online and social media presence;

•	appropriately pricing products and creating an attractive value proposition for customers;

•	providing strong and effective marketing support;

•	ensuring product availability and optimizing supply chain efficiencies with third party suppliers and retailers; and

•

obtaining sufficient retail floor space at retail and effective presentation of our products at retail, on e-commerce sites operated by our department store customers and pure play e-commerce retailers, and on our e-commerce sites.

Our customer relationships and sales have been and may be negatively impacted if we do not anticipate and respond to consumer preferences and fashion trends or manage inventory levels appropriately.

Our ability to predict or respond to constantly changing fashion trends, demographics, consumer preferences and spending patterns significantly impacts our sales and operating results. If we do not identify and respond to emerging trends in consumer spending and preferences quickly enough, identify the right partners that align with our customer strategy, broaden or expand our product portfolio fast enough or in the right areas or develop, evolve, and retain our team’s talent, mindset and technical skills to support changing operating models, we may harm our ability to retain our existing customers or attract new customers. Ensuring we optimize our inventory and improve the planning and management of inventory through use of data and analytics is critical to serving our customers, driving growth and maximizing profitability. If we maintain too much inventory, we may be forced to sell our merchandise at lower average margins, which could harm our business. Conversely, if we fail to purchase enough merchandise, or inventory does not arrive fast enough or as expected, we may lose opportunities for additional sales and potentially harm relationships with our customers.

We are subject to certain risks related to the sale of our products through our direct-to-consumer (“DTC”) channel and in particular our directly operated stores

In our distribution model, the DTC channel primarily consists of directly operated stores (“DOSs”) and e-commerce platforms through which we sell directly to our customers. For details, see “Item 4. Information on the Company—B. Business Overview—Sales Channels.” The risks related to managing currently existing DOSs mainly relate to possible difficulties in renewing the existing lease agreements, an increase in rental charges and a decline in sales.

Our DOSs are all located in properties that we lease from third parties. There is significant competition among retail operators in our industry to obtain commercial spaces in prestigious locations in major cities, towns and resort destinations worldwide. Accordingly, to renew our lease agreements, we may have to compete with other operators, including those in our same industry, some of which have greater economic and financial resources than ours or otherwise more bargaining power. If we are unable to renew our lease agreements on economic terms consistent with or more beneficial than those currently applicable, or if we are forced to accept rental charges which are substantially higher than the existing ones, this could have a material adverse effect on our business, results of operations and financial condition.

Our DOSs have a high level of fixed costs, which affect profits from the retail channel. A reduction in sales or a decrease in revenues from the retail channel could, in light of the high level of fixed costs, have a material adverse effect on our business, results of operations and financial condition.

We analyze the performance of each of our DOSs and market trends in order to assess whether to open new DOSs (or move DOSs to a different location), renew existing leases, or close DOSs that are underperforming. If our analysis is inadequate or based on the wrong assumptions, we could select sub-optimal locations for our stores, or keep or open underperforming stores, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, although we have adopted internal policies and training initiatives to ensure that the staff in our DOSs operate in a manner consistent with the image and prestige of our brands, there can be no assurance that such staff will abide by such policies or that inappropriate or illicit behavior by certain employees will not occur. If there is any allegation brought against us as a result of negligence or other impermissible conduct by our DOS staff, we may be exposed to legal or other proceedings or increased public scrutiny, which may result in substantial costs, diversion of resources and management’s attention and potential harm to our reputation.

The operations of our retail channel and DOSs are also subject to risks such as information technology system failure, work stoppage, civil unrest, natural disasters, fire and government imposed shutdowns. Any interruption of activity in our retail channel and DOSs due to these or other similar events out of our control could result in disruption to our operations and a reduction in sales, which could have an adverse effect on our business, results of operations and financial condition.

A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.

We are dependent on information technology systems and networks, including the Internet, for a significant portion of our DTC sales, including our e-commerce operations. We are also responsible for storing data relating to our customers and employees, and rely on third parties for the operation of our e-commerce sites and for the various social media tools and websites that we use as part of our marketing strategy. In our normal course of business, we often collect, transmit, and/or retain certain sensitive and confidential customer information, including credit card information. There is significant concern by consumers, employees, and lawmakers alike over the security of personal information transmitted over the Internet, consumer identity theft, and user privacy, as cyber-criminals are becoming increasingly more sophisticated in their attempts to gain unauthorized access to computer systems and confidential or sensitive data.

We and our suppliers have been and may in the future be subject to cyber-attacks and other attempted security breaches. Despite the security measures we currently have in place, our facilities and systems and those of our suppliers and third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, malware, ransomware, misplaced or lost data, programming and/or human errors, or other Internet or email events. The increased use of smartphones, tablets, and other wireless devices, as well as the need for a substantial portion of our corporate employees to work remotely during the COVID-19 pandemic, may also heighten these and other operational risks. The retail industry, in particular, continues to be the target of many cyber-attacks, which are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature.

The technology we use to protect our systems from being breached or compromised could become outdated as a result of advances in computer capabilities or other technological developments. Further, measures we implement to protect our computer systems against cyber-attacks may make them harder to use or reduce the speed at which they operate, which in turn could negatively impact our customers’ shopping experience resulting in reduced online traffic, diminished loyalty to our brands, and lost sales.

Any perceived or actual electronic or physical security breaches involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, including penetration of our network security, whether by us or by a third party, could disrupt our business, severely damage our reputation and our relationships with our customers or employees, expose us to risks of litigation, significant fines and penalties, and liability, and result in deterioration in our customers’ and employees’ confidence in us, and adversely affect our business, results of operations, and financial condition. Since we do not control third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future, any perceived or actual unauthorized disclosure of personally identifiable information regarding our employees, customers, or website visitors could harm our reputation and credibility, result in lost sales, impair our ability to attract website visitors, and/or reduce our ability to attract and retain employees and customers. As these threats develop and grow, we may find it necessary to make significant further investments to protect data and our infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of employees.

In addition, the regulatory environment relating to information security and privacy is becoming increasingly more demanding with frequent new requirements surrounding the handling, protection, and use of personal and sensitive information. We may incur significant costs in complying with the various applicable state, federal, and foreign laws regarding protection of, and unauthorized disclosure of, personal information. Additionally, failing to comply with such laws and regulations could damage the reputation of our brands and lead to adverse consumer actions, as well as expose us to government enforcement action and/or private litigation, any of which could adversely affect our business.

We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.

In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation and the PRC Personal Information Protection Law.

We collect customer data and personal information such as name, age, address, gender and contact number, in order to process sales and ensure product delivery as well as to register customers as brand members or VIP customers.

We are exposed to the risk that personal data we store and use may be damaged or lost, stolen, divulged or processed for unauthorized purposes by the individuals responsible for data management or by unauthorized individuals (including third parties and our employees). The destruction, damage to or loss of personal data, as well as its theft, unauthorized processing or dissemination, could significantly impair our reputation and impact our operations; it could also lead to governmental investigations and the imposition of fines by competent authorities, with possible adverse effects on our business, results of operations and financial condition.

Future economic conditions, including volatility in the financial and credit markets, may adversely affect our business.

Economic conditions in the past have adversely affected, and in the future may adversely affect, our business, our customers and licensees and their businesses, and our financing and other contractual arrangements, including, for example, as a result of the COVID-19 pandemic. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers and licensees, may cause such customers to reduce or discontinue orders of our products and licensed products sold by our licensees, and may result in customers being unable to pay us for products they have purchased from us and licensees being unable to pay us for royalties owed to us. Financial difficulties of customers and licensees may also affect the ability of our customers and licensees to access credit markets or lead to higher credit risk relating to receivables from customers and licensees.

Significant inflation could adversely affect our results of operations and financial condition.

Economies around the world have generally seen significant inflationary pressures since 2021, which may persist in 2023. If inflation continues to increase or stays above levels seen in recent years, we could face further increases in costs for raw materials, energy, labor or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. While we plan to respond to increases in costs through pricing increases for our brands, the foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, or are considering increasing, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.

In addition, significant increases in the costs of other products required by consumers, as well as a rise in interest rates may affect consumer spending power and result in overall reduced spending. The direct impact of inflation will be reflected in pricing increases for our brands.

We are dependent on a limited number of distribution facilities operated by us as well as those of our distribution partners. If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.

We operate a limited number of distribution facilities, and our portfolio brands work with licensees for distribution of specific products, including but not limited to Marchon as Lanvin’s exclusive eyewear licensee and distributor, CWF as Lanvin’s exclusive childrenswear licensee and distributor, and Delta as Wolford’s licensee of lingerie, production and distribution license. Our ability to meet the needs of our own retail stores and e-commerce channels, as well as our wholesale customers, depends on the proper and uninterrupted operation of distribution facilities, such as warehouses and/or distribution centers, operated by us and third parties. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason (including as a result of a government mandate or order due to the COVID-19 pandemic), we could suffer a substantial loss of inventory and/or disruptions of deliveries to our retail and wholesale customers. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the affected facility. Any of the foregoing factors could result in decreased sales and have a material adverse effect on our business, results of operations and financial condition.

In addition, we continue to look for new and larger facilities as and when needed to further support our efforts to operate with increased efficiency and flexibility. There are risks inherent in operating in new distribution environments and implementing new warehouse management systems, including technological and operational difficulties that may arise with such transitions. We may experience shipping delays should there be any disruptions in our new warehouse management systems or warehouses themselves.

Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending.

Apparel business is subject to seasonal fluctuations and cyclical trends in consumer spending. Our sales are typically higher in the last quarter of the year, driven by the holiday shopping season and in January and February, driven by Chinese New Year celebrations. To provide shareholders a better understanding of management’s expectations surrounding results, we may provide a financial outlook on our expected operating and financial results for future periods comprised of forward-looking statements subject to certain risks and uncertainties. Any factor that negatively impacts these selling seasons could have an adverse and disproportionate effect on our results of operations for the entire year.

Additionally, factors such as results differing from guidance, changes in sales and operating income in the peak seasons, changes in our market valuations, performance results for the general retail industry, announcements by us or our industry peers or changes in analysts’ recommendations may cause volatility in the price of our common stock and our shareholder returns.

If our suppliers, licensees, or other business partners, or the suppliers used by our licensees fail to use legal and ethical business practices, our business could suffer.

We require our suppliers, licensees and other business partners, and the suppliers used by our licensees, to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices. We audit, or have third parties audit, the operations of these independent parties to determine compliance, through onsite inspections, reviewing certification and sustainability reports, and reviewing whether suppliers are observing compliance standards. This process also includes ad hoc on-site visits from our sourcing and product development department, factory tours and on-site due diligence of new suppliers. We also collaborate with factories, suppliers, industry participants and other stakeholders to improve the lives of the workers and others in our sourcing communities. However, we do not control our business partners, or the suppliers used by our licensees, including with respect to their labor, manufacturing and other business practices.

If any of these suppliers or business partners violates labor, environmental, building and fire safety, or other laws or implements labor, manufacturing or other business practices that are generally regarded as unethical, the shipment of finished products to us or our customers could be interrupted, orders could be canceled and relationships could be terminated. Further, we could be prohibited from importing goods by governmental authorities. In addition, we could be the focus of adverse publicity and our reputation and the reputation of our brands could be damaged. Any of these events could have a material adverse effect on our revenue and, consequently, our results of operations.

Our potential inability to find suitable new targets to drive inorganic business growth and the risk that any acquisitions we do complete may not be successful in achieving intended benefits, cost savings and synergies.

Acquisitions have been a consistent part of our growth. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities but, due to legal and business limitations, we may not have access to all necessary information. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

•	failure to identify appropriate targets or to complete the deal;

•	failure to implement our business plan for the combined business;

•	delays or difficulties in completing the integration of acquired companies or assets;

•	higher than expected costs, lower than expected cost savings or a need to allocate resources to manage unexpected operating difficulties;

•	unanticipated issues in integrating systems and operations;

•	diversion of the attention and resources of management;

•	assumption of liabilities not identified in due diligence;

•	operational and regulatory challenges related to the jurisdictions in which an acquired business operates;

•	uncertainties associated with potential targets in certain jurisdictions given the current intensified geopolitical environment;

•	the impact on our or an acquired business’ internal controls and compliance with the requirements under applicable regulation; and

•	other unanticipated issues, expenses and liabilities.

Any future acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements.

We are a party to various strategic alliances. See “Item 4. Information on the Company—A. History and Development of the Company” for details. If we were to fail to comply with our obligations in relation to those strategic alliances (including with respect to required quality standards and timeliness of deliveries), our strategic alliance partners may terminate, fail to renew or amend in a manner adverse to us the existing arrangements, which may have material adverse consequences on our business, results of operations and financial condition. We are also party to certain license agreements, as licensor, whereby we grant, for a certain period of time, the use of our brands to third parties.

If any of these licensees were not to perform their obligations to us (including by failing to ensure the required quality standards and failing to comply with our directions with respect to distribution channels and after sale services), we may be unable in a commercially reasonable time, to replace such licensee with another licensee capable of ensuring equivalent quality and production standards, or procure our services upon the same or substantially the same financial terms. Our inability to maintain a presence in these adjacent luxury sectors or to provide products in these sectors, such as eyewear, childrenswear and lingerie, of a quality comparable to that of our other products may reflect negatively on the reputation and integrity of our brands.

If any of the foregoing licensing agreements or strategic alliances are terminated for any reason, not renewed upon their expiration or renewed but with less favorable terms and conditions, this could have a material adverse effect on our business, results of operations and financial condition.

If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights, especially with respect to our brands, as they enjoy significant worldwide consumer recognition and the generally premium pricing of our brands and products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands, undermine our reputation or otherwise adversely affect our revenue and profitability. We cannot assure you that the actions we take to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others. We cannot assure you that other third parties will not seek to invalidate our trademarks or block sales of our products as a violation of their own trademarks and intellectual property rights. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar trademarks. Other than certain trademark disputes described below, the management team is not aware of other trademark or IP disputes of sort, we have in the past and may in the future become involved in proceedings relating to a company’s claim of prior rights to some of our trademarks or marks similar to some of our brands, and any future proceeding (whether actual, potential, or threatened) may have an impact on our business and the financial position of the Group. There is an ongoing trademark dispute between Sergio Rossi and Stefano Ricci, which challenges the trademark registrations for “sr,” “sr 1,” “sr Milano,” and “sr twenty,” as well as challenges the use of “SR (rectangle)” and “SR (oval)”. We do not believe this is material to our brands as the use of such logos is minimal.

We are subject to certain laws, litigation, regulatory matters and ethical standards, and compliance or our failure to comply with or adequately address developments as they arise could adversely affect our reputation and operations.

Our policies, procedures and practices and the technology we implement are intended to comply with applicable federal, state, local and foreign laws, tariffs, rules and regulations, including those imposed by jurisdictions that our businesses have presence in, consumer protection and other regulatory agencies, the marketplace, as well as responsible business, social and environmental practices, all of which may change from time to time. Compliance with these requirements and/or changes to them may cause our business to be adversely impacted, or even limit or restrict the activities of our business. In addition, if we fail to comply with applicable laws and regulations or implement responsible business, social, environmental and supply chain practices, we could be subject to damage to our reputation, class action lawsuits, regulatory investigations, legal and settlement costs, charges and payments, civil and criminal liability, increased cost of regulatory compliance, losing our ability to accept credit and debit card payments from our customers, restatements of our financial statements, disruption of our business and loss of customers. New and emerging privacy and data protection laws may increase compliance expenses and limit business opportunities and strategic initiatives, including customer engagement. Any required changes to our employment practices could result in the loss of employees, reduced sales, increased employment costs, potential labor disputes, low employee morale and harm to our business and results of operations. In addition, political and economic factors could lead to unfavorable changes in tax laws, which may affect our tax assets or liabilities and adversely affect our results of operations. We are also regularly involved in various litigation matters that arise in the ordinary course of business. In addition, our directors, officers, employees, affiliates and other third-parties associated with us may be subject to investigations, litigation or other legal proceedings, including those that are unrelated to their relationships and dealings with us.

Any such litigation, legal proceedings or regulatory developments could adversely affect our business, financial condition or reputation.

We are subject to legal and regulatory risk.

We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment. New legislation (or amendments to existing legislation) may require us to adopt stricter standards, which could lead to increased costs for production or limit our operations, and this may have a material adverse effect on our business, results of operations and financial condition. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other anti-bribery, anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We and our distribution partners may have direct or indirect interactions with officials and employees of government agencies or state owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, with or without our explicit authorization. We are also subject to sanctions and export control laws and regulations, which may lead to commercial and economic sanctions and export control, prohibitions and other restrictive measures imposed by the different authorities and governments involved, including the European Union, the United States, the United Nations and other countries and international organizations. From time to time, we may conduct some limited activities in countries subject to sanctions, export control or other restrictive measures. While we believe that our activities are in compliance with the applicable laws and sanctions legislation, including embargoes, we cannot exclude the possibility that we or our distribution partners may violate such laws. Any violation of the foregoing laws could lead to regulatory and/or judicial proceedings and sanctions (including civil penalties, denial of export privileges, injunctions, asset seizures and revocations or restrictions of licenses, as well as criminal fines and imprisonment), which may have a material adverse effect on our reputation, business, results of operations and financial condition.

Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

Our business is subject to various taxes in different jurisdictions, which include, among others, value added tax, excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future.

Changes in tax laws or regulations, or in the position of the relevant authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, agreed upon by over 130 jurisdictions under the Organization for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting and implemented from 2024.

In addition, tax laws are complex and subject to subjective valuations and interpretive decisions, and we periodically may be subject to tax audits aimed at assessing our compliance with direct and indirect taxes. The tax authorities may not agree with our interpretations of, or the positions we have taken or intend to take on, tax laws applicable to our ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to our interpretations, we could face long tax proceedings that could result in the payment of additional tax and penalties, with potential material adverse effects on our business, results of operations and financial condition.

We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance (“ESG”) matters.

Our business is subject to risks associated with climate change, including in particular disruption to our supply chain, which may impact the production and distribution of our products and availability and price of raw materials. Increased frequency and intensity of weather events (including storms and floods) due to climate change could also lead to more frequent store closures and/or lost sales as customers prioritize basic needs.

There is also increased focus from our stakeholders, including consumers, employees and investors, on corporate responsibility (including ESG matters. We plan to announce in the near future our sustainability strategy and ESG goals. There can be no assurance that our stakeholders will agree with our strategy or will be satisfied with our disclosure, or that we will be successful in achieving our goals. If our ESG practices do not meet our stakeholders’ expectations and standards, or if we fail (or are perceived to fail) to implement our strategy or achieve our goals, our reputation could be damaged, causing our investors or consumers to lose confidence in us and our brands, negatively impacting our employee retention and our business, or having a negative effect on our sales and results of operations. In addition, implementing our ESG strategy and pursuing our ESG goals might involve higher than expected costs and investments which might adversely affect our results of operations.

We may lose key employees or may be unable to hire qualified employees.

We depend on the services and management experience of our executive officers, who have substantial experience and expertise in our business. We also depend on other key employees involved in our design, merchandising and marketing operations. Competition for qualified personnel in the apparel industry is intense and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could have a material adverse effect on us.

We depend on highly specialized craftsmanship and skills.

One of the distinguishing features of certain of our products is the highly specialized craftsmanship involved in their manufacturing, which is also a result of the experience that our specialized employees have acquired over the course of years.

Although we try to preserve these craftsmanship skills and ensure that they are passed on to the next generations, the number of our specialized employees may decrease in the future and their craftsmanship skills may no longer be readily available. If this were to occur, it could affect our ability to ensure the distinctive quality of certain of our products in the future, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We are exposed to fluctuations in currency exchange rates.

We operate in multiple jurisdictions, which exposes us to the effects of fluctuations in currency exchange rates with respect to both revenues and costs related to the production and supply and material procurement processes. We earn revenue denominated in a number of currencies with the substantial majority of our revenue denominated in U.S. dollar and Euro. Fluctuations in foreign currency exchange rates will affect LGHL’s financial results, which LGHL reports in Euro. In particular, depreciation of the U.S. dollar against the Euro would generally have a negative impact on our results of operations as this would result in a decrease in the results of our U.S. business (which are generally denominated in U.S. dollar) when translated into Euro for financial reporting purposes. On the other hand, the appreciation of U.S. dollar against the Euro would generally have a positive impact on our business given the revenue contribution from our U.S. business.

We cannot assure you that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. Furthermore, foreign exchange markets have recently experienced significant volatility, and there can be no assurance that our results of operations will not be adversely affected by such volatility.

We are subject to risks related to the complexity and uncertainty in interpretation of transfer pricing rules.

We operate in multiple countries worldwide with integrated industrial, commercial, design and communication functions, trademarks used in different jurisdictions and are subject to taxation in countries in which our subsidiaries are located. Within our Group, transactions between related parties located in different countries are carried out in the ordinary course of business and are mainly related to the purchase and sale of goods and the provision of services.

These transactions are subject to transfer pricing rules defined globally by the Organization for Economic and Co-operation and Development (“OECD”) and local tax laws. In this respect, our intercompany prices are set up consistently with the guidance provided by the OECD Transfer Pricing Guidelines and we and our subsidiaries prepare specific transfer pricing documentation with respect to such transactions. Although we believe that our transfer pricing is correct, due to the complexity of these rules and the uncertainties in their interpretation, the tax authorities might challenge the prices of certain of our intercompany transactions and propose transfer pricing adjustments. Consequently, such adjustments may increase the related taxes and impose penalties and late payment interests, which may result in a material adverse effect on our business, results of operations and financial condition.

We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.

We operate in multiple countries worldwide through a direct and indirect distribution network. Our operations in various international markets expose us to various risks, including those arising from: competition with local competitors (which may have greater resources and/or more favorable market positions); the diversity of consumers’ tastes and preferences and our ability to anticipate or respond to such tastes and preferences; changes in the political and economic environments in the countries where we operate; changes in regulations, including tax regulations, and the imposition of new duties or other protectionist measures; strict regulations affecting the import and processing of certain raw materials and finished goods; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; parallel imports of goods at terms inconsistent with our guidelines and distribution of our products, in violation of exclusive territorial rights granted to other importers and licensees (the so-called “gray market”). These or other factors may harm our business in international markets or cause us to incur significant costs in these markets, which could have a material adverse effect on our business, results of operations and financial condition.

Changes in global economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We place significant focus and reliance on developing global consumer markets. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by global political, economic and social conditions. While the global economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economies in EMEA, North America, Greater China and Other Asia. Any adverse changes in economic conditions in our key geographical segments —EMEA, North America, Greater China and Other Asia—and the policies of these governments or in the laws and regulations of these governments could have a material adverse effect on global overall economic growth. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position.

Given our intention to develop global consumer markets including China, we may also be affected significantly by political, regulatory, economic and social conditions in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant discretion over the PRC’s economic growth through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Additionally, the PRC government also has significant authority to exert influence on the ability of China-based companies (as measured by the location of our company headquarters, and the nationality and location of our executive officers and certain of our directors and shareholders) and our PRC subsidiaries, to conduct their businesses. The PRC government may intervene or influence the operations of such subsidiaries at any time, which could result in a material change in such subsidiaries’ operations and/or the value of our securities. In particular, there has been recent legislation and statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas by China-based issuers. Any such regulatory oversight or control could significantly limit, or completely hinder, our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice.

A portion of our operations are conducted (through our subsidiaries) in the PRC, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Legislative efforts over the past three decades have significantly enhanced the protections afforded to various forms of foreign investment in China. However, China’s legal system remains evolving, and recently enacted laws, rules and regulations, which involve uncertainties and can be inconsistent and unpredictable, may be subject to significant degrees of interpretation and enforcement by PRC regulatory agencies.

Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy as compared to more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights.

If we were to become subject to the oversight, discretion or control of PRC government authorities over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, which would materially affect the interests of the investors.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. We believe that under the PRC laws, regulations and rules currently in effect, the CSRC’s approval under the M&A Rules is not required for the transactions contemplated by the Business Combination Agreement, including but not limited to the listing of our securities on the NYSE, given that our PRC subsidiaries were incorporated as foreign-invested enterprises by means of foreign direct investments rather than by acquisitions of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement. Therefore, it is uncertain whether we will be required to obtain permission from the PRC government to maintain our listing status on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. In addition, we may be required to receive approval under anti-monopoly and competition laws for our past and future acquisitions. We cannot guarantee that we will be able to obtain such regulatory approval when needed in a timely manner, or at all, failure of which will subject us to anti-monopoly regulatory actions.

The Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”) jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council, which were made available to the public on July 6, 2021, call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures to deal with the risks and incidents faced by China-based overseas-listed companies. The Opinions also provide that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures:

•

PRC domestic companies that seek to offer or list equity or equity linked securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines;

•

if an overseas company satisfies both of the following conditions, its overseas offering and listing will be deemed an indirect offering by a PRC domestic company: (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form;” and

•

where a PRC domestic company seeks to indirectly offer and list securities in an overseas market, such company is required to designate a major domestic operating entity responsible for all filing procedures with the CSRC; where a company makes an application for initial public offerings or listings in an overseas market, such company is required to submit filings with the CSRC within three business days after such application is submitted, and where an issuer conducts follow-on offerings in the same overseas market where it has previously offered and listed securities, the issuer shall submit filings with the CSRC within three business days after the follow-on offering is completed.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Furthermore, on April 2, 2022, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Drafts for Comments) (the “Confidentiality and Archives Administration Provisions”), which were open for public comments until April 17, 2022. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this annual report, the Confidentiality and Archives Administration Provisions had been released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, profit, total assets and net assets in 2021 and 2022. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

Any failure to obtain or delay in obtaining such approval, filing or completing such procedures for the Business Combination, the offering conducted by us under our effective registration statement or any other capital raising activities, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of cash or future capital raising activities into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Corresponding to the proposed new rules on overseas listing, the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) (the “2021 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) (collectively the “2021 Negative Lists”) promulgated on December 27, 2021 provide that any domestic enterprise engaged in businesses prohibited by the 2021 Negative Lists that intends to issue and list shares overseas shall obtain pre-approval from relevant authorities, the foreign investors shall not participate in the management of the enterprise, and that the shareholding percentage of foreign investors shall comply with the relevant measures applicable to foreign investors’ domestic securities investments by reference. We believe we are not currently engaged in any business that falls into the 2021 Negative Lists.

On December 28, 2021, the Cyberspace Administration of China, together with certain other government authorities, promulgated the Revised Cybersecurity Review Measures that took effect from February 15, 2022, pursuant to which online platform operator holding over one million users’ information must apply for a cybersecurity review before listing abroad, and operators of “critical information infrastructure” that intend to purchase internet products and services that will or may affect national security must apply for a cybersecurity review. Furthermore, the competent government authorities may also initiate a cybersecurity review against the relevant operators where the authorities believe that the network product or service or data processing activities affect or may affect national security. However, the scope of potential operators of “critical information infrastructure” remains unclear. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear and subject to regulatory interpretation. As of the date of this annual report (i) we had not been informed by any PRC governmental authority of any requirement that we were required to apply for a cybersecurity review; (ii) we did not hold or process personal information of over one million users; and (iii) we had not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. Nonetheless, the interpretation and implementation of the Revised Cybersecurity Review Measures is subject to uncertainties, and the relevant laws and regulations may also change in the future. As a result of such regulatory development, government authorities in China could conduct a cybersecurity review over our PRC subsidiaries, which may have a material adverse effect on our business, results of operations and financial condition.

Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition.

We operate our business in multiple jurisdictions across EMEA, North America and Asia, and we are subject to income taxes in these jurisdictions. Changes in tax laws and regulations in the relevant jurisdictions may change our tax obligations. Furthermore, interpretations and enforcement policies with respect to existing tax laws and regulations may also evolve over time. Any of the above developments could have a material and adverse impact on our results of operations and financial condition.

For example, under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC- controlled enterprise that is incorporated offshore is located in the PRC. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, rather than those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management personnel responsible for the execution of the daily management and operation of production and business of our offshore enterprises and the relevant senior personnel departments performing such duties are mainly located within China; (ii) the decisions of our offshore enterprises over finance (e.g. borrowing, lending, financing, financial risk controls, etc.) and personnel (e.g. appointment, dismissal and remuneration, etc.) matters are made by organization(s) or individual(s) located in China or subject to approval of organization(s) or individual(s) located in China; (iii) the main properties, accounting ledger, corporate seal, minutes of the board meetings and shareholders’ meetings, etc. of our offshore enterprises are situated or kept in China; and (iv) 50% (inclusive) or above of directors with voting rights or senior management personnel of our offshore enterprises ordinarily reside in China.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. In the event of such regulatory development, we would seek to claim deductions in other relevant jurisdictions, but there can be no assurance that such efforts would effectively mitigate the incremental tax burdens on us. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stockholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stockholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non- PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

Costs and difficulties inherent in managing cross-border business operations may negatively affected our results of operations. Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labor practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business and other escalating global trade tensions, wars and conflicts, and the adoption or expansion of economic sanctions, export controls, or other trade restrictions could negatively affect us.

Due to ongoing conflict in Ukraine and resulting geopolitical tensions, many governments around the world, including those of the United States, the European Union, the United Kingdom and other jurisdictions, have imposed sanctions on Russia, Belarus, and the Ukrainian regions of Donetsk and Luhansk as well as on certain persons, entities from and industries within those regions, as well as export controls on exports or reexports to Russia or Belarus and involving certain industries and products and the exclusion of certain Russian financial institutions from the SWIFT system. On March 11, 2022, the President of the United States issued an executive order prohibiting exports to Russia and Belarus of luxury goods (including, inter alia, apparel, footwear and certain accessories with a per unit wholesale price of $1,000 or more). Shortly thereafter, on March 15, 2022, the Council of the European Union imposed new sanctions on Russia prohibiting the export of luxury goods having a value in excess of €300 per item (including clothing, footwear, leather and fashion accessories). On April 14, 2022, the United Kingdom implemented a prohibition on the export of luxury goods, which includes specifically defined goods generally in excess of £250 in value, to or for use in Russia. These and any additional sanctions or export controls, as well as any counter responses by the governments of Russia or other countries, are adversely affecting, and will continue to adversely affect, directly or indirectly, our supply chain and customers, as well as the global financial markets and financial services industry.

In light of the current crisis, there is also no assurance that we will be able to collect from our franchisees and distributors in Russia certain outstanding receivable amounts for completed sales of the Spring/Summer 2022 collection; as of the date of this annual report, such amounts were not material. Finally, several of the agreements with our wholesale customers in Russia are due to expire during the course of 2025. It is uncertain whether, when and at what terms and conditions such agreements will be renewed. Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

In general, the banking, economic and monetary crisis triggered by the conflict may reduce customers’ interest for, and financial ability to buy, luxury products. An expansion of the conflict to other European countries, the United States or other parts of the world, or the worsening of the world economic situation in terms of inflation, energy costs and purchase power, is likely to translate into a lower propensity to spend on luxury good products and potentially impact our business.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business operations, results of operations and financial condition.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Most recently, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership. Although a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although currently we do not have any deposits at or credit facilities with either bank, some of our current vendors might be affected. If the failure of Signature Bank or any other financial institution that is placed into receivership causes any of our vendors to face financial difficulties, it could lead to a delay or inability to deliver goods and services to us. On March 20, 2023, UBS Group AG agreed to buy Credit Suisse Group AG in a Swiss government-brokered deal aimed at containing a crisis of confidence that had started to spread across global financial markets. Despite the steps taken by central banks and other regulators to contain the effects of events affecting these financial institutions on the broader global financial system, it is not possible to predict whether other financial institutions would suffer similar problems. In the event of bankruptcy of any of the financial institutions in which the Group has deposits or investment assets, the Group may not be able to recover any such deposits or investment assets in full. Any further developments that might adversely impact financial institutions to which we have exposure in could materially and adversely affect our business operations, results of operations and overall financial condition.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and to a significant extent, rely on dividends and other distributions on equity paid by our principal operating subsidiaries for the funds necessary to fund inter-company loans, service any debt we may incur, pay our expenses, including our expenses as a publicly traded company, and to pay any dividends and other cash distributions to our shareholders. The earnings from, or other available assets of, our principal operating subsidiaries may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

In addition, when our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Further, the laws, rules and regulations applicable to most of our subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable local accounting standards and regulations. In addition, under the laws and regulations applicable to certain of our subsidiaries, statutory reserves for employees and pensions are required to be maintained. There are also other limitations under applicable local rules and regulations that may limit the portion of the available capital in our operating subsidiaries which may be transferred to shareholders as dividends. Any such limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiatives.

We expect to incur negative operating cash flows over the next few years and accordingly may require additional funding in the future to support our operations and growth strategies. There can be no assurance that we will be able to raise sufficient capital from the capital markets or through borrowings or other fundings sources on acceptable terms or at all. If we are unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, we may be required to significantly curtail, delay or discontinue one or more of our product development programs, investments, acquisitions or other growth initiatives or to otherwise reduce or discontinue our operations. In general, we may be unable to expand our operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation necessary to commercialize our product candidates as desired, which could materially affect our business, financial condition and results of operations. If we are ultimately unable to continue as a going concern, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that our securityholders will lose all or a part of their investment. In particular, various investments in the pipeline, including our incubator project dedicated to minority investments in fast-growing companies with strengths in creativity, digitalization, as well as sustainable and intelligent supply chains may be put on hold.

Risks Relating to Our Securities

The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

The trading price of our securities has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline. Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•

our operating results failing to meet the expectation of securities analysts or investors in a particular period; changes in financial estimates and recommendations by securities analysts concerning us or the personal luxury goods market in general;

•	operating and share price performance of other companies that investors deem comparable to us;

•	our ability to enhance our marketing strategies;

•	changes in laws and regulations affecting our business;

•	our ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of our securities available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of securities by the our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, international currency fluctuations, pandemic and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress the trading price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

Certain of our existing securityholders can resell, under our effective registration statement, a substantial percentage of our issued and outstanding Ordinary Shares and Warrants. The sale of such securities in the public market by our existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and Warrants and could depress the market price of our Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and Warrants. See also “—Future resales of our Ordinary Shares issued to Fosun and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.”

In addition, certain of our existing securityholders acquired the Ordinary Shares at prices ranging from $0.005 per share to $10.00 per share. By comparison, the offering price to public shareholders in PCAC’s initial public offering was $10.00 per unit, which consisted of one share and one-half of one warrant. Consequently, certain of our existing securityholders may realize a positive rate of return on the sale of their shares even if the market price of Ordinary Share is below $10.00 per share, in which case the public shareholders may experience a negative rate of return on their investment.

A certain number of our Warrants have become exercisable for our Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our Warrants to purchase an aggregate of 31,979,969 Ordinary Shares have become exercisable in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement governing those securities on January 13, 2023. The exercise price of these Warrants is $11.50 per share. Our Warrants will expire on December 14, 2027 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. To the extent such Warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of our Ordinary Share and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Ordinary Shares.

Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $367.8 million. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants. The exercise price of our Warrants is $11.50 per share, subject to adjustment. We believe that the likelihood that Warrant holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Warrant holders will exercise their Warrants. Warrant holders have the option to exercise the Warrants on a cashless basis in accordance with the Existing Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

The trading market for our securities will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment or publish inaccurate or unfavorable research about our business, the market price and liquidity for our Ordinary Shares could be negatively impacted.

Future resales of our Ordinary Shares issued to Fosun and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.

In connection with the Business Combination, Fosun and its affiliates received, among other things, a significant amount of Ordinary Shares. Fosun and its affiliates are subject to certain lock-up arrangement and have certain registration rights with respect to their Ordinary Shares. We have filed a registration statement registering for resale certain of our securities, including Ordinary Shares held by Fosun and its affiliates, which has become effective.

In addition, subject to a lock-up agreement signed by Fosun Fashion Holdings (Cayman) Limited, Fosun may cause its affiliates to sell Ordinary Shares pursuant to Rule 144 under the Securities Act (“Rule 144”), if available. In such event, the resales must meet the criteria and conform to the requirements of that rule, including, waiting until one year after our filing with the SEC of a shell company report on Form 20-F containing Form 10 type information reflecting the Business Combination on December 20, 2022.

Pursuant to our effective resale registration statement or upon satisfaction of the requirements of Rule 144, or another applicable exemption from registration, Fosun and its affiliates may sell (subject to the lock-up agreement applicable to Fosun and its affiliates) large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our Ordinary Shares price or putting significant downward pressure on the price of our securities.

The Existing Warrant Agreement, which has been assigned to us pursuant to the Assignment, Assumption and Amendment Agreement, designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Warrant holders, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

Under the terms of the Assignment, Assumption and Amendment Agreement, the Existing Warrant Agreement was assigned by PCAC to us at the closing of our Business Combination. In connection with this assignment, each PCAC warrant was converted into one Warrant of us at such time and all of the terms of the Existing Warrant Agreement not amended by the Assignment, Assumption and Amendment Agreement remain in effect and applicable to each Warrant holder and to us after such Closing.

The Existing Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Existing Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Existing Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Existing Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Existing Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Existing Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Warrant holder in any such enforcement action by service upon such holder’s counsel in the foreign action as agent for such Warrant holder.

Since the provisions of the Existing Warrant Agreement continue to apply unless amended by the Assignment, Assumption and Amendment Agreement and the conversion of each Warrant from a PCAC warrant into a Warrant, and since the choice-of-forum and related provisions have not been amended by the Assignment, Assumption and Amendment Agreement, the choice-of-forum provision limits a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Existing Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, NYSE listing requirements and other applicable securities rules and regulations. As such, we incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating and corporate governance committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Our independent auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is an independent registered accounting firm based in mainland China.

The SEC and the PCAOB have adopted rules to implement the HFCA Act. Specifically, on November 5, 2021, the SEC announced the approval of the PCAOB’s new rule related to the PCAOB’s responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC announced the adoption of final amendments to implement the submission and disclosure requirement of the HFCA Act following its interim final amendments announced in March 2021. The adopting release establishes the SEC’s procedures for identifying covered issuers and for prohibiting the trading of covered issuers’ securities. Pursuant to the HFCA Act, the PCAOB issued determinations on December 16, 2021 notifying the SEC that it was unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, including our auditor as an independent registered public accounting firm. In March 2022, the SEC issued its first “conclusive list of issuers identified under the HFCAA” indicating that those companies are formally subject to the delisting provisions if they remain on the list for the number of consecutive years provided in the HFCA Act, and the SEC subsequently updated such list.

On August 26, 2022, the PCAOB signed a Statement of Protocol with relevant PRC authorities governing inspections and investigations of audit firms based in China, pursuant to which the PCAOB determined that it has secured complete access to inspect and investigate audit firms based in mainland China or Hong Kong in December 2022 and vacated its December 16, 2021, determinations to the contrary. However, there can be no assurance that the PCAOB will continue to have such access. Should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect our ability to maintain the listing of our securities on the U.S. national securities exchanges, including the NYSE, and the trading of them in the over-the-counter trading market. A delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-year basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all of the corporate governance requirements of NYSE for U.S. domestic issuers. With respect to the corporate governance requirements of the NYSE that we do follow, we cannot make any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE exemptions that would allow us to follow our home country practice. Unlike the requirements of the NYSE for U.S. domestic issuers, we are not required to, under the corporate governance practice and requirements in the Cayman Islands, have a board consisting of a majority of independent directors, nor are we required to have a compensation committee or a nomination or corporate governance committee consisting entirely of independent directors, obtain shareholders’ approval for issuance of securities in certain situations or have regularly scheduled executive sessions with only independent directors each year. Such Cayman home country practices may afford less protection to holders of our Ordinary Shares. For additional information regarding the home country practices we intend to follow in lieu of the NYSE requirements, see the section entitled “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands and are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating and corporate governance committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year.

Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating and corporate governance committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States. The ability of U.S. authorities to bring actions for violations of U.S. securities laws and regulations against us and our directors and executive officers may be limited, and accordingly you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and conduct a majority of our operations through our subsidiary, FFG, outside the United States. A majority of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and jurisdictions of our subsidiaries could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Our management has been advised that jurisdictions where we are operating such as the PRC, do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and these jurisdictions would permit effective enforcement of criminal penalties for violations of U.S. federal securities laws. In addition, our corporate affairs are governed by the Amended Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions and register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the Amended Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Additionally, the SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. A portion of our operations and assets are located in China. In addition, a majority of our directors and executive officers reside within China. There will be significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors and executive officers if we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we or our directors or executive officers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against such parties. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Ordinary Shares and Warrants may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation and investigations. For example, as a result of the historical material weaknesses PCAC identified, we may face potential litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in PCAC’s internal control over financial reporting and the preparation of PCAC’s financial statements. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

We may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, applicable law, regulations, restrictions, our results of operations, financial condition, cash requirements, contractual restrictions, our future projects and plans and other factors that the board of directors may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which we receive dividends from FFG and there can be no assurance that FFG will pay dividends. As a result, capital appreciation, if any, of our Ordinary Shares may be an investor’s sole source of gain for the foreseeable future.

The exercise price of our Warrants can fluctuate under certain circumstances which, if triggered, can potentially result in material dilution of our then existing shareholders.

As of the date of this annual report, we have a total of 31,979,969 Warrants outstanding, which are exercisable to purchase up to 31,979,969 Ordinary Shares at an exercise price of $11.50 per share. The price at which such Ordinary Shares may be purchased upon exercise of the Warrants may be adjusted in certain circumstances, including, but not limited to, when (i) we undertake certain share capitalizations, share subdivisions, rights offerings or other similar events, or (ii) we pay certain dividends or makes certain distributions in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares. These adjustments are intended to provide the investors in our Warrants with partial protection from the effects of actions that dilute their interests in us on a fully-exercised basis. These provisions could result in substantial dilution to investors in our Ordinary Shares.

Certain rights granted to Meritz in the Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders.

On October 16, 2022, FFG and LGHL entered into the Meritz Private Placement Subscription Agreement with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for 18,569,282 FFG Private Placement Subscription Shares and the FFG Collateral Share at an aggregate subscription price of $50 million, and FFG and LGHL granted certain rights to Meritz in connection therewith, which are governed by the Meritz Relationship Agreement. Under these agreements, the FFG Collateral Share was automatically converted into our Convertible Preference Share and the FFG Private Placement Subscription Shares were automatically exchanged into our Ordinary Shares upon the consummation of the Business Combination. Half of the Meritz Investment in the amount of $25 million was funded on October 20, 2022, with the remaining $25 million on April 17, 2023.

Furthermore, Meritz is entitled to a cash dividend payable by us in the amount of $2.0 million per annum for three years following the closing of the Meritz Investment. Meritz has a right to put, upon the occurrence of certain credit events (including among other things, the current controlling shareholder of Fosun ceases to have control of Fosun or us, any occurrence of insolvency, bankruptcy, liquidation or winding up of Fosun, Fosun Tourism Group (“FTG”), FFG or us, delisting or suspension of trading of shares of FTG or Fosun for 15 trading days, delisting or suspension of trading of shares of us for 5 trading days, non-payment or events of default by us, FFG, Fosun and FTG with respect to borrowings over certain specified amount, and failure to pay Meritz any annual cash dividend), the lapse of certain of our call options (on the date that is 90 days after the end of the 18 month period after completion of the Business Combination) or the third anniversary of Meritz’s investment, all of the Ordinary Shares (including those exchanged from the FFG Private Placement Subscription Shares) then held by it to us at an agreed return, which is the higher of (i) 11.5% internal rate, compounded annually, of return on Meritz’s investment in FFG Private Placement Subscription Shares and (ii) 1.115 times the sum of $50 million, in each case minus any interim return that Meritz has realized from its investment (including the cash dividends, sale proceeds from disposal of the shares and any indemnity and damages payment received by Meritz). Following March 31, 2023, which is the date when Meritz may sell all of the Ordinary Shares it holds pursuant to an effective resale registration statement, if we fail to fulfill its obligations with respect Meritz’s put right described above, among other things, Meritz may convert the Convertible Preference Shares into an aggregate number of up to 15,000,000 Non-Voting Ordinary Shares and/or Ordinary Shares (subject to any adjustment as a result of any share subdivision or consolidation of the shares of us), with the actual number to be calculated based on factors including average closing share price of us. Meritz is entitled to indemnity in connection with its investment. Meritz’s rights described above are secured by shares of FTG, and if the market value of FTG’s shares declines below a certain level, we may be required to provide cash security. For additional details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

We may be required to use a substantial portion of our cash to pay the cash dividends to Meritz, indemnify Meritz for losses incurred, provide cash security and/or purchase Ordinary Shares held by Meritz if Meritz exercises its put right. Such payments will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes, which may in turn limit our ability to implement our business strategy. There can be no assurance that we will generate sufficient cash flows from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments on Meritz’s investment, and to fund its operations. If we fail to fulfill its obligations, Meritz may elect to convert the Convertible Preference Share into an aggregate number of up to 15,000,000 Non-Voting Ordinary Shares and/or Ordinary Shares (subject to any adjustment as a result of any share subdivision or consolidation of the shares of LGHL). The conversion will result in substantial dilution to our then existing shareholders.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F, which we expect to file in 2024 with respect to the fiscal year ending December 31, 2023. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business, results of operations and financial condition.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, PCAC’s principal executive and financial officer carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2021. Based upon such evaluation, PCAC’s chief executive officer concluded that its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of December 31, 2021, due solely to the material weakness in its internal control over financial reporting related to complex financial instruments. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

PCAC implemented remediation during the quarter ended December 31, 2021, such that PCAC enhanced its system of evaluating and implementing the accounting standards that apply to its financial statements, including through enhanced analyses by its personnel and third-party professionals with whom it consults regarding complex accounting applications. There were no other material weaknesses noted in subsequent quarters as a result of the December 31, 2021 audit and March 31, 2022 review. PCAC has appropriately recorded and maintained the accounting for complex financial instruments through the quarter ended June 30, 2022. As a result, PCAC concluded that controls over the accounting for complex financial instruments were operating effectively for two consecutive quarters and therefore, the material weakness was remediated as of June 30, 2022.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects. If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. There can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and as we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earliest of (i) becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the closing date of our Business Combination. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Securities less attractive because we rely on these exemptions, which may result in a less active trading market for our Securities and the price of our Securities may be more volatile.

As a foreign private issuer, we also intend to take advantage of certain exemptions from various reporting and corporate governance requirements applicable to U.S. domestic issuers. See “—As a ‘foreign private issuer’ under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.”

We are a “controlled company” within the meaning of NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” within the meaning of the NYSE listing rules as Fosun International owns more than 50% of our voting power as of the date of this annual report. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “—As a ‘foreign private issuer’ under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Fosun, being our controlling shareholder, has substantial influence over us and Fosun’s interests may not be aligned with the interests of our other shareholders, and Fosun losing control of us may materially and adversely impact us and our Securities.

Fosun (through its subsidiaries) holds a significant percentage of our voting equity. As such, Fosun will have substantial influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, Fosun may take actions that are not in the best interests of our other shareholders.

Separately, if, among other things, the current controlling shareholder of Fosun ceases to have control of Fosun or us, Meritz will have the right to put all the Ordinary Shares it holds back to us at a premium, which would negatively impact our liquidity, financial condition and operations. See “—Certain rights granted to Meritz in the Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement” for further details.

Furthermore, pursuant to the Lanvin SHA, if Fosun loses its control over us (i.e., the possession, directly or indirectly, of the ability to direct or cause the direction of our policies and management), we may be obligated to cause the equity interest we hold indirectly in Arpège SAS to be transferred back to Fosun or its controlled affiliates. FFG Lucky SAS, a wholly-owned subsidiary of LGHL, acquired certain equity securities in Arpège SAS in a series of permitted transfers by virtue of being an affiliate of Fosun Industrial Holdings Limited, the original shareholder of such equity securities. In the Minority Shareholder Letter of September 2022, the Alleging Shareholder stated that, if FFG Lucky SAS ceases to be an affiliate of Fosun Industrial Holdings Limited and/or Fosun, FFG Lucky SAS may be obligated to transfer the relevant equity securities in Arpège SAS back to Fosun Industrial Holdings Limited and/or Fosun. Fosun losing control over us will likely result in FFG Lucky SAS ceasing to be an affiliate of Fosun Industrial Holdings Limited and/or Fosun, and may result in FFG Lucky SAS being obligated to transfer the relevant equity securities in Arpège SAS back to Fosun Industrial Holdings Limited and/or Fosun.

We believe that the possibility of Fosun losing control over us in the foreseeable future is remote because: (1) Fosun and its affiliates holds in the aggregate hold approximately 64.9% of our voting power as of the date of this annual report; (2) Fosun and its affiliates are subject to 12-month lock-up arrangements prohibiting their disposal of Ordinary Shares following the closing date of our Business Combination, subject to limited exceptions (see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Lock-Up Agreements” for additional information); (3) Fosun has confirmed to us that there is no current commercial intention for Fosun to lose control of us in the foreseeable future; and (4) Fosun has delivered an undertaking to us in which it has undertaken not to take, or permit to be taken, any action that could result in FFG Lucky SAS ceasing to be an affiliate of Fosun or Fosun Industrial Holdings Limited, or any other action that could result in FFG Lucky SAS being obligated under the Lanvin SHA to transfer the relevant equity securities in Arpège SAS to any person who is not us or our subsidiaries. Further, even if Fosun were to cease control of us and, in turn, FFG Lucky SAS, we believe there are valid defenses to the request by the minority shareholders of Arpège SAS that FFG Lucky SAS should transfer the relevant equity securities of Arpège SAS back to Fosun. Nevertheless, we cannot assure you that Arpège SAS will remain as our subsidiary at all times. If the relevant equity securities in Arpège SAS were to be transferred to Fosun or its controlled affiliates other than the Lanvin Group, Lanvin Group will lose a substantial part of its revenue and operations, and we would likely lose all rights to use of the Lanvin name and Lanvin brand. The occurrence of any of the foregoing could result in substantial decline in the trading price of our securities.

We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.

On September 23, 2020, we adopted a restricted share units scheme (“RSU Scheme”) for the issuance of up to 32,129,493 shares for the purpose of recognizing the contribution of participants including our senior management members and consultants to the growth of the then Fosun Fashion Group. As a result of the restricted share units (“RSUs”) granted under the RSU Scheme, we incurred share-based compensation of €7.4 million, €7.2 million and €5.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (“SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited. For more information on the SEBIRs scheme, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We believe the granting of share-based compensation (including the SEBIRs scheme) is of significant importance to our ability to attract and retain key personnel and employees, and as such, we may also grant additional share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our business and results of operations.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If we are a passive foreign investment company (“PFIC”) for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Ordinary Shares or Public Warrants that is a U.S. Holder (as defined below in the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—General”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We do not believe we were a PFIC for the prior taxable year, and do not currently expect to be classified as a PFIC for U.S. federal income tax purposes for the current taxable year or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, there can be no assurance that we will not be classified as a PFIC for any taxable year. We do not expect to provide a PFIC annual information statement for 2023 or future taxable years. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed discussion with respect to our PFIC status and consequences for U.S. Holders. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares and Public Warrants.

We may be subject to U.S. foreign investment regulations which may limit certain investors’ ability to purchase our securities. Our existing and future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved.

The Sponsor is a “foreign person” pursuant to CFIUS’ rules and regulations. In addition, certain other entities involved in the transaction, including LGHL, Merger Sub 1, Merger Sub 2, Aspex, the PIPE Investors and certain existing shareholders of Lanvin Group, are, or are believed to be, “foreign persons” under such rules and regulations. If CFIUS considers Lanvin Group (or its business in the U.S.) a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions. We do not believe that the Business Combination or the related transactions would be a threat to national security of the United States, or that a mandatory filing with CFIUS is required or a voluntary notice to CFIUS is warranted, for the Business Combination and the related transactions. However, if CFIUS takes a different view, it may order us to divest all or a portion of our U.S. business. In addition, the restrictions on the ability of foreign persons to invest in us or of our ability to invest in U.S. businesses could limit our ability to engage in strategic transactions that could benefit our shareholders, including a change of control of us and our strategic acquisitions and investments, and could also affect the price that an investor may be willing to pay for our securities.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Lanvin Group Holdings Limited (together with our subsidiaries, currently trading as the “Lanvin Group” (formerly as “Fosun Fashion Group”) after the rebranding in October 2021 as discussed below), an exempted company incorporated with limited liability under the laws of the Cayman Islands, is an affiliate of the Fosun International (one of Forbes Global 2000 World’s Largest Public Companies on the 2021 list).

Founded in 1992, Fosun International’s mission is to provide high quality products and services for families around the world in health, happiness, wealth and intelligent manufacturing segments. Through continuous innovation, Fosun International has achieved rapid development by capitalizing on high growth sectors. It has a track record of developing industry champions which have successfully listed on global stock exchanges in different sectors of consumer goods and healthcare.

In 2018, we were founded with the vision of building a leading global luxury group with unparalleled access to Asia. From 2018 to 2021, we successively acquired majority stakes in St. John, Caruso, Lanvin, Wolford and Sergio Rossi. While we were founded in 2018, each of our portfolio brands acquired has a long-standing history with a combined heritage over 390 years. Since incorporation, we have helped our brands to reinforce their organizational infrastructure with the aim to build a global luxury platform. Our near to mid-term growth strategy is centered around diversification through (i) differentiated product categories that allow brands to further expand their customer demographics and (ii) omni-channel distribution with a focus on developing brands’ direct-to-consumer channels including self-operated retail boutiques and e-commerce. From time to time, our growth strategy will also include acquisitions, while the core focus of the growth strategy will continue to be organic.

Potential future acquisitions will help to further diversify our portfolio composition and accelerate growth with a consistent diversified approach on product offerings, demographics and distribution channels.

Since 2019, we have welcomed a group of partners through multiple capital rounds into a comprehensive strategic alliance, which has a shared vision to empower our portfolio brands and drive growth both in Asia and overseas.

The alliance partners include ITOCHU Corporation (TSE Stock Code: 8001), a preeminent Japanese trading conglomerate; K11, a global high-end lifestyle brand and manager of luxury shopping malls under New World Development Company Limited (HKSE Stock Code: 0017); Stella International (HKSE Stock Code: 1836), a leading developer and manufacturer of luxury footwear and leather goods; Baozun (NASDAQ: BZUN and HKSE Stock Code: 9991), a leading global e-commerce business partner of global fashion, luxury and other brands in China; Activation Group (HKSE Stock Code: 9919), a leading interactive data performance marketing group for fashion and luxury brands in Greater China; Neo-Concept Group, a leading apparel manufacturer with over thirty years of experience focusing on innovative and sustainable textiles and fashion; and Handsome Corporation (KRX Stock Code: 020000), a South Korea-headquartered fashion retailer affiliated with South Korean retail conglomerate Hyundai Department Store Group.

In October 2021, we announced our rebranding from Fosun Fashion Group to Lanvin Group. The rebranding to Lanvin Group exemplifies our clear vision to build a global portfolio of iconic luxury fashion brands as we embark on a new phase of growth. Behind the decision to rebrand as Lanvin Group lies a strong belief that the spirit and ethos of Jeanne Lanvin when she started her business – entrepreneurship, creativity, openness and flair for life – which have helped build Lanvin over the past 133 years, remain as strong as ever and will be core to our continued success as we enter the next phase of our global development. The rebranding to Lanvin Group did not entail a change in Fosun Fashion Group’s legal name, which remains Fosun Fashion Group (Cayman) Limited.

Since our incorporation in 2018, we have operated under a two-tier management structure involving both global and local levels, as well as strong localized operational teams in strategic markets like Greater China.

These teams contribute to implementing our global vision with a clear portfolio strategy and effective dual-engine model. With cross-sector resources and the breadth of experience of our founding shareholder, Fosun International, and the combined support from our partners who are industry specialists, we have demonstrated the strength of our global platform. We aim to continue to scale up out business with our unique objective to transform heritage brands, and invest in the future of our brands and talent.

Milestone Events

Below are our milestone events:

April 2013	●	First investment in a minority stake of St. John by Fosun Group
September 2013	●	First investment in a minority stake of Caruso by Fosun Group
February 2018	●	Incorporation of Fosun Fashion Group (Cayman) Limited
April 2018	●	Acquisition of a majority stake in Lanvin by Fosun Group
May 2018	●	Acquisition of a majority stake in Wolford by Fosun Group
May 2019	●	Acquisition of a majority stake in Wolford by Fosun Fashion Group
September 2019	●	Acquisition of the majority stakes in Lanvin, St. John and Caruso by Fosun Fashion Group
October 2019	●	Closing of Series A capital round
October 2020	●	Closing of Series A+ capital round
May 2021	●	Closing of Series B capital round
July 2021	●	Acquisition of a majority stake in Sergio Rossi by Fosun Fashion Group
September 2021	●	Closing of Series B+ capital round
October 2021	●	Official rebranding from Fosun Fashion Group to Lanvin Group
December 2022	●	Completed the Business Combination and Listed on the NYSE

Principal Offices

Our principal executive office is at 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China and our telephone number is +86-21-6334-0188. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive office set forth above.

Our website is https://lanvin-group.com. The information contained in, or accessible through, our website does not constitute a part of this annual report.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

Overview of the Business

We are a global luxury fashion group with five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John and Caruso.

•	Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories.

•	Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure.

•	Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951.

•	St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962.

•	Caruso has been a premier menswear manufacturer in Europe since 1958.

In addition to our current five portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with unparalleled access to Asia, and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the apparel products are manufactured and delivered to our customers. In 2022, 2021 and 2020, we recorded revenues of €422,312 thousand, €308,822 thousand and €222,612 thousand, respectively, loss for the year of €239,751 thousand, €76,452 thousand and €135,657 thousand, respectively and Adjusted EBITDA of €(71,958) thousand, €(58,945) thousand and €(88,116) thousand, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

Our products are sold through an extensive network of around 1,200 points of sale (“POSs”), including approximately 300 directly operated retail stores (across our five portfolio brands) as of December 31, 2022. We distribute our products worldwide via our retail and outlet stores, our wholesale customers and e-commerce platforms. Taking into account our DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 80 countries.

The following table sets forth a breakdown of our revenues by geographic areas for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
EMEA(1)	205,715	148,197	113,883	57,518	38.8%	34,314	30.1%
North America(2)	145,519	106,701	85,601	38,818	36.4%	21,100	24.6%
Greater China(3)	48,876	42,518	18,751	6,358	15.0%	23,767	126.8%
Other Asia(4)	22,202	11,406	4,377	10,796	94.7%	7,029	160.6%

Total Revenues	422,312	308,822	222,612	113,490	36.7%	86,210	38.7%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
DTC	247,460	186,813	124,354	60,647	32.5%	62,459	50.2%
Wholesale	164,359	116,417	93,156	47,942	41.2%	23,261	25.0%
Other(1)	10,493	5,592	5,102	4,901	87.6%	490	9.6%

Total Revenues	422,312	308,822	222,612	113,490	36.7%	86,210	38.7%

(1) Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by brand for the years ended December 31, 2022, 2021 and 2020.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
Lanvin	119,847	72,872	34,989	46,975	64.5%	37,883	108.3%
Wolford	125,514	109,332	95,384	16,182	14.8%	13,948	14.6%
St. John	85,884	73,094	66,512	12,790	17.5%	6,582	9.9%
Sergio Rossi	61,929	28,737	—	33,129	115.5%	28,737	—
Caruso	30,819	24,695	26,351	6,124	24.8%	(1,656)	(6.3)%
Other and holding companies	10,947	6,968	2,569	3,979	57.1%	4,399	171.2%
Eliminations and unallocated	(12,628)	(6,876)	(3,193)	(5,752)	83.7%	(3,683)	(115.3)%

Total	422,312	308,822	222,612	113,490	36.7%	86,210	38.7%

(1)	Sergio Rossi was acquired by the Lanvin Group in July 2021, and was consolidated into Lanvin Group’s consolidated financial statements starting from the acquisition date.
(2)

Revenues from other and holding companies mainly refer to the intra-group sales, which have been eliminated for the consolidated results. It mainly includes the brand management fees charged from portfolio brands to Lanvin Group holding company.

Competitive Strengths

We believe that the following key competitive strengths have been the primary drivers of our historical success and will continue to be the pillars of our growth strategy:

The first and only global luxury platform headquartered in China with an international outreach. We are uniquely positioned to capture the opportunities in the world’s fastest growing luxury markets. The personal luxury goods market has been a highly attractive and resilient sector with an estimated global market size of €353 billion in 2022. The personal luxury goods segment is expected to achieve a compound annual growth rate (CAGR) of 5-7% for the period between 2022 and 2030 , with an estimated market size of up to €580 billion by 2030. Luxury goods consumption by Chinese consumers currently represents 17-19% of global personal luxury goods market and is expected to reach 38-40% by 2030. Additionally, China, as a region, is forecast to grow to represent 25-27% of the global personal luxury goods market. All of the above market data and figures are taken from the Bain-Altagamma Luxury Goods Worldwide Market Study 2022 – ‘Renaissance in Uncertainty: Luxury Builds on Its Rebound’.

Balanced global strategy with a strong base in Europe and growth focus on Asia and North America. We have adopted a balanced global growth strategy, with market-specific focuses on Asia and North America, the two largest markets of luxury goods consumption in the world. We have a strong foundation in Europe, with nearly half of our revenue derived from EMEA in 2022. In addition, we are placing a strategic emphasis on realizing our brands’ untapped potential in both Asia and North America, where our brands are at an inflection point to achieve rapid and significant future growth. Revenue generated from Greater China contributes 11.6% in 2022. Revenue generated from North America contributed 34.5% of our total revenues in 2022.

In the fast-growing Asian markets, we and our strategic partners have premium access and a strong track record in backing international consumer brands and powering their growth. In North America, our brands are also beginning to unlock the significant growth potential of the market by opening new retail stores, expanding e-commerce channels, including a digital platform, as well as launching dedicated marketing and brand collaborations.

Diverse heritage brands with luxury craftsmanship. Our five iconic brands have a collective history of close to 400 years and provide a huge variety of personal luxury goods ranging from ready-to-wear, leather goods, legwear and bodywear, to shoes, and accessories. They have a far-reaching global presence, available in more than 80 countries with approximately 1,200 points of sales and approximately 300 directly operated stores across the world. The portfolio is deliberately diverse and leverages a combination of e-commerce, offline retail and wholesale channels, providing both significant growth opportunities as well as stability and resilience throughout the fashion cycle. The long-standing appeal of our brands is best demonstrated by Lanvin, our flagship brand, which was established in 1889 and today remains synonymous with classic Parisian elegance.

Behind all of our products is the high quality craftsmanship, underpinned by consumer confidence in our brands. We have six vertically integrated production facilities in Europe and the US for Sergio Rossi, Wolford, St. John and Caruso, with products ranging from shoes, skinwear, knitwear, menswear to jewelry, empowering our brands with strong product know-how and R&D capabilities in their own respective categories.

Long-term growth underpinned by sustainability. Our ESG policy follows that of Fosun International, whose most recent MSCI ESG rating is “AA”. We are committed to operating our business in the best interests of the environment through collaboration with our employees, suppliers and customers to ensure long-term and sustainable growth. For example, in April 2019, Wolford was also granted the “Cradle to Cradle Certified™ (Gold)” award, the global standard for products that are safe and responsibly made, issued by Cradle to Cradle Products Innovation Institute, for the development of technically recyclable (i.e. completely reusable) products. The product portfolio has now been expanded to more than 20 styles. Wolford is one of the first fashion brands to have a dedicated Cradle to Cradle® Collection with more than 20 Gold certified styles in both the biodegradable and technical cycle.

Unique investor ecosystem to drive synergies and sustainable growth. We have also leveraged our unique platform to assemble a one-of-a-kind strategic alliance of investors in the Group. The alliance comprises of multibillion-dollar enterprise partners along the luxury fashion value chain, operating across key sectors including product development, manufacturing, marketing and e-commerce, joining together with a shared vision to empower our portfolio brands and drive sustainable growth.

The alliance of industry leaders includes: Fosun International (HKSE Stock Code: 0656), our founding shareholder with global businesses covering healthcare, consumer products, finance and industrial operations, including Fosun Tourism Group (HKSE Stock Code: 1992), Fosun Pharma (HKSE Stock Code: 2196 and SSE Stock Code: 600196) and Yuyuan Tourist Mart (SSE Stock Code: 600655); ITOCHU Corporation (TSE Stock Code: 8001), a preeminent Japanese trading conglomerate; K11, the global high-end lifestyle brand and manager of luxury shopping malls under New World Development Company Limited (HKSE Stock Code: 0017); Stella International (HKSE Stock Code: 1836), a leading developer and manufacturer of luxury footwear and leather goods; Baozun (NASDAQ: BZUN and HKSE Stock Code: 9991), a leading global e-commerce business partner of global fashion, luxury and other brands in China; Activation Group (HKSE Stock Code: 9919), a leading interactive data performance marketing group for fashion and luxury brands in Greater China; Neo-Concept Group, a one-stop apparel manufacturer with over thirty years of experience focusing on innovative and sustainable textiles and fashion; and Handsome Corporation (KRX Stock Code: 020000), a South Korea-headquartered fashion retailer affiliated with South Korean retail conglomerate Hyundai Department Store Group.

Clear growth strategy with proven track record. Over the years, we have proven ourselves to be a leading platform for transformation of heritage brands through product innovation, strengthened merchandising, digitalization, omnichannel activation, new market entry, localized brand marketing, as well as leveraging our distinctive advantages and exceptional resources in the Asia Pacific region. Our selected portfolio brands are fully equipped to optimize their product mix and expand into new categories, such as accessories and leather goods, which we believe represent significant growth opportunities. The portfolio brands will continue to tap into new trends including athleisure and cosmetics, and we believe we will evolve with an emerging, younger client base with high spending power. As a testament to the success of our strategy, the Lanvin brand, acquired by us in 2018, reaffirmed our strong growth trajectory in 2022, with global revenue growing 64.5% year-over-year. Of this growth, revenue in EMEA and North America increased by 92.8% and 78.7% from 2021 to 2022, respectively. Global e-commerce revenue for 2022 increased by 53.7% compared to 2021.

In addition to organic growth initiatives, we plan to make potential future acquisitions that complement our luxury fashion ecosystem. We will continue to invest in high-quality assets with diverse markets and product categories that can benefit from our operational value-add, global expansion strategies, as well as refreshed value propositions targeting high-growth segments. While our investment focus remains on high-end brands with rich brand heritage and fine craftsmanship, we also plan to launch an incubator project dedicated to minority investments in fast-growing companies with strengths in creativity, digitalization, as well as sustainable and intelligent supply chains.

Innovative management structure which empowers brands at global and local level. Our management is structured so that the portfolio brands are able to make bold moves and quick, informed decisions to capitalize on opportunities in their respective markets. We have a nimble corporate structure, built around a dual-engine strategy which recognizes different drivers and growth levers in the established North American and European markets and the fast-growing Asian markets. Management has been structured, decentralized and empowered with the flexibility to make swift decisions and build our brands according to the needs and tastes of local markets. This unique structure also ensures that we will continue attracting the most accomplished and creative talents worldwide.

We have also attracted a world-class board of directors of proven business leaders, bringing further global expertise to the execution of our growth strategy. These leaders are Yun Cheng, Vice President and a Global Partner of Fosun International Limited (HKSE Stock Code: 0656); Tong “Max” Chen, a partner and a founding member of Primavera Capital Group; Zhen Huang, Executive Director and Executive President of Fosun International Limited (HKSE Stock Code: 0656), the chairman of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. (SSE Stock Code: 600655), the director of Shede Spirits Co., Ltd. (SSE Stock Code: 600702), Shanghai Resource Property Consulting Co., Ltd., Shanghai Bailian Group Co., Ltd. (SSE Stock Code: 600827) and various companies within the Fosun Group; Weijin Fang, Senior Vice President and CHO of Fosun Tourism Group, Co-CHO of Fosun Happiness Business Group; Mitch Garber, board member of Rackspace and Shutterfly; Jennifer Fleiss, co-founder of Rent the Runway, Partner of Volition Capital and board member of Shutterfly, and Party City; Jurjan Wouda Kuipers, EY’s former Senior International Tax Partner heading the Financial Services Offices’ Tax Desks and board member of the Netherland-America Foundation (NAF); and Ceci Kurzman, founder of Nexus Management Group and board member of Warner Music and Revlon. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” for details.

Disruptive digital and creative initiatives to optimize customer experience. We are harnessing the power of technology to reinforce our global digital strategies and channels in order to get closer to our customers. Localized digital strategies are used to address diverse e-commerce and social platforms in each market. In the U.S., a digital platform which provides a highly agile local e-commerce infrastructure, logistic system, and content creation has been developed to optimize online customer experience and operational efficiencies.

We have formed a complementary creative interface, including the Creative Lab, bringing together our emerging creative talents and resources from around the globe to enable our brands to adapt swiftly to changing consumer preferences and enhance their creative visions. By investing and developing in our digital and creative capabilities, we will continue to reach a wider, younger, and more diverse audience, demonstrating our breadth and quality of products as well as our identity, history and values.

Strategy

We intend to build a global portfolio of iconic luxury fashion brands and drive sustainable growth by pursuing the following strategies.

Unleashing brand heritage and refreshing brand images to connect with today’s consumers. Each of our brands has their own unique DNA and rich heritage, which are the core of their brand equity and competence. Our mission is to preserve and enhance that valuable equity and help the brands interpret it in a way that connects to the new generation of luxury consumers of today and tomorrow. We achieve that through refreshed brand images, rejuvenated creative directions, and dynamic marketing strategies to tell our story to diverse consumers around the globe. Empowered by our unique dual-engine strategy, we implement highly localized marketing strategies, contents and campaigns by taking into consideration the different cultures, channels and consumer appetites in our strategic markets including Europe, North America and Asia, while maintaining a consistent global brand image.

Expanding our channels and footprint across the world. We intend to grow our global presence by entering new geographies, opening more stores and executing an omnichannel distribution strategy. We have a strong foundation in Europe, with nearly half of the Group’s revenue derived from EMEA in 2022. In addition, we are placing a strategic emphasis on realizing our brands’ untapped potential in both Asia and North America, where our brands (except for St John) still have a relatively low penetration rates and are at an inflection point to achieve rapid and significant future growth. In addition to increasing the number of physical stores, our omnichannel distribution strategy will involve expansion of our e-commerce offering and development of our digital marketing capabilities.

Optimizing product category mixes within our current brands. We believe there are significant growth opportunities in capitalizing on our brands’ recognition and customer base by rebalancing our current product portfolio and introducing new product categories. Each portfolio brand is fully equipped to optimize its product mix and expand into new categories, such as accessories, leather goods and cosmetics, which represent significant growth opportunities on their own. The portfolio brands will continue to tap into new trends including athleisure, and will evolve with the emerging, young client base globally with high spending power.

Reinforcing global digital strategies and customer experiences. We will utilize digital tools to strengthen our operations and brands, attract new customers and cultivate our existing customer base. Currently, our portfolio brands’ online DTC channel includes the brand’s official websites and e-commerce platforms through which we sell directly to our customers (such as Farfetch, TMall and WeChat, amongst others). We are also implementing a North America Digital Platform to optimize customer experience and cost efficiency for our brands’ e-commerce service in the region. This will also allow us to conduct data-driven marketing activities and commercial outreach, develop tailored marketing communication campaigns and offer digital showrooms for both our wholesale customers and retail buyers. Ultimately, by investing in and developing our digital capabilities, we will reach a wider, younger, and more diverse audience to whom we will demonstrate the breadth and quality of our products as well as our identity, history and values.

Harnessing the strength of our global platform to develop our brands. We have proven ourselves to be a pre-eminent platform for transformation of heritage brands through product innovation, digitalization, omnichannel activation, new market entry and localized brand marketing, as well as group level strategic programs including the North America Digital Platform and the Creative Lab that continuously provide shared resources to our brands. We have put in place an agile governance structure that enables local teams in EMEA, North America, APAC and other regions to make bold moves and quick, informed decisions to capitalize on growth opportunities in their respective markets, with the backing of a comprehensive and synergistic global ecosystem in capital, human resource, digitalization, marketing, distribution, and supply chain.

Leveraging our unique strategic alliance to drive synergies and sustainable growth. Besides our own brand portfolio and group platform, we will utilize our strategic partners’ expertise and resources along the fashion value chain to drive growth and facilitate disruptive changes in the luxury fashion industry globally. Our partners are market leaders in their respective sectors who share our vision and will enable us to execute on our synergistic business model.

Identifying new strategic investments that complement our luxury fashion ecosystem. We will continue to invest in high-quality assets in diverse markets and product categories that can flourish within our luxury fashion ecosystem. While our investment focus remains on high-end brands with rich heritage and fine craftsmanship, we also plan to launch an incubator fund dedicated to minority investments in fast-growing companies with strengths in creativity, sustainable and innovative supply chain, as well as digital platforms and tools. We believe these will be important future partners who will further help drive the growth of our business and broaden our ecosystem.

Brands, Collections and Products

We are a holding company operating mainly five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John and Caruso, offering products including apparel, leather goods, footwear, and accessories.

Lanvin

Founded in 1889 by Jeanne Lanvin, Lanvin is an iconic French luxury brand and one of the world’s oldest and longest running luxury French couture houses currently in operation. As of today, Lanvin is a reference for the Parisian industry of luxury for women’s ready-to-wear, men’s ready-to-wear, made-to-measure, leather goods, footwear (including sneakers), costume jewelry, eyewear, and childrenswear. Lanvin continues to evolve to respond to changing consumer preferences. It announced in April 2023 the establishment of Lanvin Lab, which will incubate new ideas and concepts for the house, and a creative team for leather goods and accessories, each to operate alongside Lanvin’s main product lines.

For the years ended December 31, 2022, 2021 and 2020, Lanvin generated revenues of €119,847 thousand, €72,872 thousand and €34,989 thousand, respectively, representing 28.4%, 23.6% and 15.7% of revenues.

Ready-to-wear. Lanvin is a historic couture house, where ready-to-wear is a key category in terms of image and revenue. Widely recognized for formal occasion and red carpet creations, Lanvin has recently developed a casual and chic line to accompany the diverse needs of today’s luxury client. As such, the brand today offers a well-rounded wardrobe for men and women.

Made-to-Measure. Exclusive made-to-measure service for men’s tailoring and women’s eveningwear is offered in selected boutiques, and remains as a key to the brand’s strength and image.

Footwear (including sneakers). The footwear selection includes formal and casual styles made by hand in Italy. Built to address diverse moments ranging from the professional and formal to the casual and off-duty, the objective is for the Lanvin leather shoe category to become a reference in the marketplace. Also, as the one of the first luxury brands to offer chic sneakers, Lanvin has strong and recognizable lines, and is a globally recognized authority in the technical rubber sole category of athletic-inspired footwear.

Leather Goods. With a breadth of styles, function and price range, the leather goods offering is composed of elegant items in premium materials and with the finest Italian manufacturing. A custom order service is available for our top clients allowing them to personalize their favorite styles.

Costume Jewelry. Jewelry has been part of the dress code at Lanvin since its founding. Known for ornate, striking costume jewelry pieces, this category is set to be an important feature of Lanvin’s accessory business in the future.

Small Accessories. Lanvin’s small accessory products include scarves, hats, belts, ties, sleeve cuffs and other items.

Eyewear. Marchon has been Lanvin’s exclusive eyewear licensee since 2020 for the production and worldwide distribution of sunglasses and optical eyewear. Marchon’s standards for quality and ‘Made in Italy’ excellence matched with Lanvin’s unique design approach are fueling the potential of this category.

Childrenswear. Children Worldwide Fashion (CWF) has been Lanvin’s exclusive licensee since 2019 for the production and worldwide distribution of children’s clothes, shoes and accessories. CWF’s knowledge of the childrenswear sector and its distribution power are important to the future growth of this promising business.

Wolford

Established in Austria in 1950, Wolford is a luxury brand, leading skinwear specialist of high-quality legwear, ready-to-wear and lingerie, listed on the Vienna Stock Exchange. Wolford is famous for its exquisite fabrics and top-notch innovations, meeting the highest environmental and sustainability standards in the textile industry. Wolford is one of the first fashion brands to have a dedicated Cradle to Cradle® Collection with more than 20 Gold certified styles in both the biodegradable and technical cycle. In 2020 Wolford added two new pillars, the W line and the W Lab, to its portfolio. The W line has a strong character, follows the rhythm and understands the movements in athleisure, while the W Lab presents limited edition collections in collaboration with the talents around the world.

Wolford’s business model covers the entire value chain – from sourcing of materials through suppliers, design and product development to global omnichannel distribution including proprietary boutiques. That makes Wolford highly autonomous and enables it to react quickly to the latest fashion trends. Wolford is supported by external partners and selected suppliers in legwear, ready-to-wear and lingerie sectors. Tasks relating to product development are centralized at Wolford’s headquarters in Bregenz, Austria while tasks of creative design and marketing are in Milan, Italy.

For the years ended December 31, 2022, 2021 and 2020, Wolford generated revenues of €125,514 thousand, €109,332 thousand and €95,384 thousand, respectively, representing 29.7%, 35.4% and 42.8% of our revenues.

Wolford offers luxury legwear and ready-to-wear, lingerie, and beachwear, with a successful diversification into leisurewear, athleisure (as part of our ready-to-wear offerings) and accessories:

Ready-to-wear. Wolford’s ready-to-wear offerings include bodysuits, tops, trousers, dresses, skirts, jumpsuits, jackets and cardigans. Wolford’s ready-to-wear products are characterized by high-quality and innovative materials in timeless designs. These contemporary and luxurious styles are incredibly comfortable and soft against the skin. Subtle and effective shaping technology accentuates the feminine silhouette without sacrificing comfort. All of the ready-to-wear products are made from high-quality materials with expert craftsmanship and innovative techniques. Wolford’s designers are always searching for the newest materials and methods to improve and advance their shapewear.

Legwear. Wolford is widely recognized for its luxury legwear, including stockings, socks and leggings. Wolford started out in 1950 as a producer of pure silk and rayon stockings on Lake Constance. In 1954, Wolford proudly presented its first seamless nylon stockings to start its compelling story of utmost comfort and finest quality. In 1977, Wolford launched the first transparent support stocking called Miss Wolford. The transparent and glistening tights – Satin Touch—was born and has since become a bestseller in its product category. Besides Satin Touch, Wolford has created a lot of timeless classics of legwear products such as Fatal Tights, Pure 50 Tights and Pure 10 Tights. In 2020, Wolford launched the W line to capture the trend of athleisure. The first W line collection involved collaboration with Adidas and saw strong sales performance, Always open to creative ideas, Wolford has repeatedly worked together with prestigious designers in legwear, including Vivienne Westwood, Vetements and Amina Muaddi.

Lingerie and beachwear. Wolford licenses its brand to a third-party for the manufacturing and distribution of lingerie and beachwear. The licensed products are partly sold by Wolford through the DTC channel and partly through the licensee’s wholesale customers and other prestigious retailers. With respect to the licensed products sold through the DTC channel, Wolford purchases such products from the licensee. The licensee pays fees and royalties to Wolford under the licenses.

Accessories. Wolford’s accessories offerings range from caps, gloves, collar, care masks, jewelry and silk bags.

Sergio Rossi

Sergio Rossi is an Italian brand that focuses on the design, production, distribution, and sale of leather shoes and leather accessories. Since its creation, Sergio Rossi has become a benchmark in the luxury shoemaking sector and is known worldwide for its artisanship and for creating iconic models. Over the past 70 years, the company has fostered its distinctiveness by enhancing the quality of its material, the craftsmanship and elegance of its products, and its luxury allure, which remain the foundations of Sergio Rossi’s unique style. While the showroom and managerial offices are based in Milan, Italy, the heart of Sergio Rossi’s production activity is the San Mauro Pascoli factory, where skillful artisans and technicians have been hand-crafting Sergio Rossi shoes for the past six decades.

We completed the acquisition of a majority stake in Sergio Rossi in July 2021. For the year ended December 31, 2021 and 2022, Sergio Rossi generated revenues of €28,737 thousand (from the acquisition date to December) and € 61,929 thousand, respectively, representing 9.3% and 14.7% of our revenues.

Sergio Rossi offers handmade footwear for women and men:

Footwear for women. Traditionally, Sergio Rossi mainly focused on products with seasonless designs, which helped the brand become a symbol of the Italian maestria recognized worldwide. In order to meet the demands of more dynamic lifestyle for the new generation, Sergio Rossi launched several new collections (e.g. SI ROSSI and GRAZIE Sergio) and unleashed the growth potential of the existing collections (e.g., SR1 and SR Twenty) with additional categories and versatile style and designs. Sergio Rossi’s luxury women’s footwear offering includes pumps, sandal heels, booties, ballerinas, flat closed toe, sneakers, slingbacks, wedges, boots, sandal flats and blunts.

Footwear for men. Sergio Rossi believes men’s footwear represents enormous growth potential for the luxury accessory market. Sergio Rossi has taken another step forward and re-introduced the men’s collection, inspired by the modern, sharp and passion driven men of today. The distinctive signs of the brand’s DNA, such as the iconic square plate, the ultra glam details and the urban inspiration are reinterpreted in the luxurious men’s footwear. Sergio Rossi’s luxury men’s footwear offering ranges from sneakers, loafers, derby shoes to lace-ups.

St. John

St. John is a Southern California-based American luxury fashion house founded in 1962, widely recognized for high-quality women’s knitwear. St. John designs, produces, markets and distributes luxury womenswear, footwear and accessories, including handbags, jewelry, and leather goods. The company is vertically integrated with workshops, stores, and offices around the world.

For the years ended December 31, 2022, 2021 and 2020, St. John generated revenues of €85,884 thousand, €73,094 thousand and €66,512 thousand, respectively, representing 20.3%, 23.7% and 29.9% of our revenues.

Each year, St. John produces unique collections organized in four seasons (Spring/Pre-Fall/Fall/Resort), plus a number of capsule collections. Additionally, St. John offers evergreen wardrobe essentials called “Basics,” which are staple pieces designed to anchor women’s year-round wardrobes. Capsule collections are special collections that are inspired by a certain time of year or event (i.e., Classic Cashmere Loungewear, the Chinese New Year collection, the Nordstrom Anniversary Sale).

St. John’s products are categorized into Collection, Evening, and Accessories:

Collection. Seasonal pieces offered in varying fabrics, colors, and silhouettes, including outerwear, dresses, suiting, knits, and bottoms. The collection is designed to create a sophisticated, elegant, and versatile wardrobe for the client’s signature sense of style, reflecting season-specific considerations, trends, and palettes.

Evening. Elegant ensembles suitable for dressier occasions from cocktail to black tie, and even everyday glamor. The evening collection includes a variety of options including standout gowns, elevated suiting, sparkly cocktail dresses, and even special separates.

Accessories. The St. John lifestyle would not be complete without accompanying accessories. Luxurious Nappa leather handbags and footwear are everyday staples, while iconic buttons and a mix of subtle and statement jewelry are welcomed accents.

Caruso

Founded by the renowned tailor Raffaele Caruso in 1958, Caruso is an Italian heritage brand, and the Italian tradition continues in all its products, which are 100% produced in Italy by the company’s approximately 400 skilled seamstresses and master tailors in its factory (Fabbrica Sartoriale Italiana). Over the past 60 years, Caruso has focused on the development and production of men’s luxury full-canvas jackets in a proprietary factory in Soragna and has become the point of reference for stylists and luxury brand designers and a co-creation and production hub for the best high and male fashion brands of the world.

For the years ended December 31, 2022, 2021 and 2020, Caruso generated revenues of €30,819 thousand, €24,695 thousand and €26,351 thousand, respectively, representing 7.3%, 8.0% and 11.8% of our revenues.

Caruso offers luxury leisurewear and formalwear for men:

Luxury leisurewear. In recent years, the market is experiencing a shift towards luxury casualwear for all generations. There is also a wider acceptance of casualwear for different occasions, which is ultimately increasing the demand of streetwear and attracting leading luxury brands into the space. In order to meet new market demands, Caruso has launched a new brand image and attitude identified as “Playful Elegance” and added new product lines and categories including knitwear, outerwear, casual pants and shirts.

Formalwear. Caruso’s Fabbrica Sartoriale Italiana factory has maintained close and long-term partnerships as an outsourced manufacturer for several well-known luxury brands by producing and offering luxury full-canvas formalwear products. For further consolidating market position, Caruso initiated new strategies towards formalwear production including widening its offering (by product categories and quality levels) and service (made-to-measure and reorders) and generating new projects with partners.

Operations

Our primary operations are divided among the locations where our portfolio brands are based, including France, Austria, Italy, the United States, Slovenia (where Wolford’s second manufacturing facility is located) and Mexico (where St. John’s manufacturing facility is located).

Our primary activities consist of creating, manufacturing and marketing of our pre-collections and main collections, organized into two seasons (Fall/Winter and Spring/Summer) for Lanvin, Wolford, Sergio Rossi, Caruso and the four seasonal collections (namely, Spring, Pre-fall, Fall and Resort) for St. John. Generally, each collection within our portfolio brands takes approximately six months from design to delivery of the finished products to our customers.

Our primary activities can be subdivided into the following major stages, overseen by different functions in our organization: (i) design, product development and merchandising; (ii) sales campaign; (iii) procurement; (iv) manufacturing; (v) logistics and inventory management; and (vi) marketing and advertising, as further described below.

Design, Product Development and Merchandising

Each portfolio brand has its own dedicated in-house creative, product development and merchandising teams, complemented by additional design capabilities from shared creative platforms (Creative Lab and BOND on BUND) managed by us, which bring together emerging creative talents and resources from different markets and facilitate collaborations or freelance design projects with the brands. The new collections are therefore created by the designers and merchandisers jointly considering market analysis and seasonal fashion trends while reflecting the brands’ true genuine creative visions.

Our experienced merchandising teams of each portfolio brand work on OTB (Open-to-Buy) for collections of each season and provide guidelines to the manufacturing and procurement functions for the quantity of products based on their assessment. Currently, we adopt a “small order, quick reaction” mode within our own factories, which provides flexibility to increase or decrease the orders according to the latest sales performance/forecast, as well as any recent market trends. We also implement a “monthly drop product calendar” for brands including Lanvin and Wolford to limit the risk of over-/ under-production.

At Lanvin, the development of a collection takes place through a collaboration between the in-house creative studio and ateliers. In the heart of Paris, Lanvin’s ateliers passionately commit themselves each season to the service of a high-end ready-to-wear line. Once the styles of the new collection are drawn and selected, the sketches are presented by the artistic director to the sample makers tasked with bringing them to life, from toiling (the construction of a sketch in a plain fabric that will then be scrutinized and fine-tuned during the fittings), fitting, pattern making, fabric selection, cutting and the final assembling, until a collection is strut down the runway under the spotlight. For leather goods and footwear, a dedicated product development team works hand-in-hand with the creative and merchandise teams from sketch to the first prototype with selected craftsmen and luxury manufacturers in Europe.

At Wolford, when developing a new collection, product management, the design team, and product development all work hand-in-hand. Product management analyzes trends, colors and shapes and identifies the products that will be in demand in the market – these findings then form the basis for the work performed by the design team. The close cooperation between design and product development in-turn results in a stream of new products, often based on new production methods, such as 3D printing or the adhesive technology developed by Wolford and now patented, “Pure Tights,” the world’s first glued tights. Product and merchandise management also handles demand planning for the retail areas of proprietary boutiques and for wholesale customers. This department determines which articles have to be produced in which sizes and colors and for which retail areas. It also controls the flow of goods from the warehouse to retail areas.

At Sergio Rossi, each new collection is created by the design teams working in strong coordination with the merchandising team, allowing for a continuous cross-pollination of ideas and proposals. The new collections are therefore created by the designers and stylists considering market analysis and seasonal fashion trends. The brand and merchandising teams of Sergio Rossi are supported by a unique expert team of product developers, who also work in close cooperation with the modelers of the supply chain team, for a total of approximately 35 people involved in this production stage. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, and allow the design and merchandising team to fine-tune the prototypes and the internal supply chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. Modeling and prototyping are completed entirely in-house and the design, brand, merchandising and supply chain teams closely cooperate and share information and suggestions with each other to ensure that the products are manufactured on time and consistent with the delivery plans for our collections. From the launch of “The Living Heritage Project” (a passionate and intensive internal project of Sergio Rossi, which allowed for the creation of a physical historic archive, a digital platform dedicated to product history and brand’s image, and an exhibition space showing the brand history) in January 2017, thousands of vintage models arriving from all over the world have been purchased, restored and digitally filed. Simultaneously, more than 14,000 documents — drawings, look books, advertising and editorial images — have been recovered and digitized. This is an incredible asset, creating the opportunity to link the amazing ideas of the past with future design development.

St. John currently has four collections each year, Spring, Pre-Fall, Fall, and Resort, as well as occasional capsule collections. Each new collection is created by the design team, reflecting the creative genius of the designers, market analysis, and seasonal trends. The designers also take direction from the merchandising team, who provide guidelines on the makeup of the collections, with target numbers of styles and recommended pricing. The design team also works closely with design purchasing and knit design teams to acquire the best yarns and create incredible, exclusive fabrics. The product development team converts designers’ sketches into patterns and then prototypes (either internally or through outsourced production facilities) to assess the look, feel, and quality of the items, allowing the merchandising team to fine-tune the prototypes and the supply chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced for internal review.

At Caruso, the internal creative and design team provide a mood board indicating creative direction/inspiration and color themes. The merchandising team collects the market indications (sales team suggestions), evaluates positives and critiques that emerged from the last sales campaigns, analyzes the macro trends of market evolution, and subsequently elaborates a merchandising plan that is shared with the brand’s creative direction, product and sales teams. This process enables Caruso to develop a collection that takes into account creative needs, but at the same time is the result of internal thinking, as well as clear market indications. The product team researches and develops the products necessary for the implementation of all requests (creative and merchandising), through prototypes that will be reviewed/approved (remade if necessary) until the optimum is reached. At the same time, the product team collaborates with supply chain and control teams, in order to optimize internal production resources and apply the best cost solution to reach the target cost indicated by the merchandising plan. Through intermediate meetings, the whole collection is checked and edited in order to optimize its balance, up to its final approval by the aforementioned committee.

Sales Campaign

The sample collections, once ready, are presented to wholesale customers and retail buyers at each brand’s showrooms. Lanvin has a showroom in Paris. Wolford has showrooms in Milan, New York and Shanghai. Sergio Rossi has a showroom in Milan. St. John has a showroom in Irvine and temporary showrooms in New York and Paris. Caruso has a showroom in Milan.

The sample collections usually highlight styles and themes and occasions for use, and present a breakdown of products by product category, price range and look. In addition, our showrooms for each of the portfolio brands display the full product offerings across all product categories, simulating the effect of giving guidelines on how to display the store the effect of point-of-sale displays. While this process has historically been carried out through in-person meetings, as a result of the COVID-19 pandemic, we adopted tools allowing our wholesale customers and retail buyers to view and submit online orders for the sample collections. Similar tools may continue to be used following the lifting of restrictions related to the pandemic as an enhancement of the traditional sales campaign experience.

During the sales campaign, orders are taken by each brand’s wholesale area managers from wholesale customers (including franchisees) and retail buyers to form an order portfolio. Retail buyers place orders by selecting products in accordance with each brand’s buying guidelines, in particular with respect to DOSs, in order to ensure the consistency of the products’ assortment in various stores.

Sales campaigns usually last approximately two months. During the sales campaign, and based on preliminary orders placed by the retail buyers and wholesale customers, each brand’s merchandising and supply chain teams regularly share information on the evolution of the order portfolio to align the initial forecasts for raw material procurement and production planning.

Procurement

All of our portfolio brands except for Lanvin have vertically-integrated manufacturing facilities, which can fulfill most of their production needs, providing stability and flexibility in our supply chain capabilities. In addition, all of these four brands have relatively stable and long-term relationships with their key raw material suppliers (with generally over 10 years of relationship with the top 10 suppliers in terms of expenditure in 2022). We have over 600 raw material suppliers in total (although sourcing activities are separately carried out for each portfolio brand). To date, none of our portfolio brands sources raw materials from suppliers based in Russia or Ukraine, and accordingly our supply chain has not been exposed to any material risks in light of the ongoing conflict between Russia and Ukraine.

Lanvin works with a portfolio of widely recognized and “best-in-class” manufacturers selected for their know-how in each product type (including ready-to-wear, leather goods and footwear). Productions are managed and followed through to the ‘Finished Product’ (full-package manufacturing) model. Fabrics and raw materials are entirely sourced in Europe, mostly Italy, with the exception of some technical fabrics found in Japan. The quality control department of Lanvin maintains control and validation directly or through external and certified control offices located in Italy, France and Portugal. This process of quality control encompasses fabrics/trims as well as finished products throughout our partners’ facilities. Once industrializing phases and pricing negotiation are completed, orders are placed to suppliers & manufacturers. Buying and production teams monitor delivery planning throughout the season.

Wolford’s procurement consists of mostly raw materials but also includes other items such as accessories. In 2022, Wolford’s supply base included 89 material suppliers, of which approximately 23 suppliers supply yarn for the internal knitting production, and approximately 28 suppliers supply fabrics, and approximately 38 suppliers supply accessories such as zippers, buttons or elastic bands. A majority of the aforementioned suppliers are located in Europe (approximately 91%) including Austria, Italy, Germany, Switzerland, France and other countries in Europe, while the remaining are located in Japan, South Korea, Peru and others. All raw materials procured by Wolford are stored at its headquarters in Bregenz for subsequent production and assembly. Finished products are stored in three warehouses – at the central warehouse in Germany, which also supplies the online business in Europe, and two other warehouses in the U.S. and China. The warehouse in the U.S. supplies the online business for the American market, while the warehouse in China supplies Asia.

Sergio Rossi’s overall procurement volumes comprise purchase of raw materials (leather, plateaus, soles, insoles and heels); other raw materials like ancillary components (glues and solvents) and packaging; finished products (related to external production of finished products); and services (outsourced manufacturing). Sergio Rossi enjoys long-term relationship with its key suppliers. For the year ended December 31, 2022, Sergio Rossi sourced raw materials and finished goods from approximately 167 suppliers, of which around 153 provided raw materials and around 9 provided finished goods. In 2022, the top 10 suppliers of Sergio Rossi accounted for around 48% of annual purchase and the 94% of the procurement of raw materials, products and service came from Italian suppliers, while the remaining 6% came from other countries in the European area. Sergio Rossi has two warehouses, storing most of the raw materials, components including bottoms, leather and accessories, and prototypes. Depending on the categories of products and other factors such as production lead time, production costs, quantity and availability of the relevant know-how, the outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. When using the façon manufacturing model, Sergio Rossi only outsources to external manufacturers the confection and assembly stages (including part of the cutting, stitching and component), while Sergio Rossi remains responsible for providing the designs, product specifications, raw materials and coordinating the entire production process throughout the various stages. Conversely, in the full package manufacturing model, Sergio Rossi outsources to external manufacturers the entire production process (excluding design and specifications), including the procurement of raw materials, coordination of the various production stages including the most crucial part of assembly, final packaging and quality control. The full package manufacturing model is employed for selected products, such as sneakers and espadrilles; the quality control is always direct responsibility.

St. John’s products are manufactured primarily at its own factory in Baja, Mexico. In addition, St. John utilizes third-party contractors to support the production of a wide array of woven garments from the U.S., Portugal, and China. St. John sources a wide variety of raw materials and trimmings through a vast network of trusted suppliers. In 2022, St. John had maintained relationships with 181 reputable raw material suppliers and 49 garment manufacturers. 76% of the materials are yarns and fabrics, sourced primarily in Europe, and the remaining 24% are items such as trimmings and hardware. The top 10 suppliers comprise 42.5% of St. John’s yearly spend. With regard to the network of external contractors, 18 are “full package,” whereby they are responsible for the entire manufacturing process, including the purchase of raw materials as specified by the purchasing team from the chosen approved suppliers. The remaining nine contractors are “façon,” responsible for the garment construction and execution, with the raw materials supplied by St. John. St John’s leather products are mainly sourced from Italy. Regardless of the model, all St. John’s outsourced products are closely managed with stringent quality control.

Caruso’s supplier base consisted of approximately 236 suppliers in 2022, around 85% of which are located in Italy. 11 of the 236 suppliers accounted for 50% of all purchases in 2022. The main raw material suppliers are from the Piemonte region in Northern Italy and supply mostly fabrics in natural materials (wool, cashmere and cotton). Caruso adopts systematic procurement processes: the first process is in relation to raw materials, to which such purchase is generated by needs based on customers’ orders, and the second is through a buying request for all other purchase requirements, an official request is made, which is approved by the area manager before processed. For outsourcing production. depending on product categories and other factors such as production time, production costs, quantity, and the ready availability of related know-how, outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. Caruso typically uses the façon production model for its formal garments (such as suits, jackets, blazers, coats, vests and pants, shirts and outerwear). The full-package production model is used for selected Caruso-branded products, such as leisurewear, knitwear, ties and scarves, as well as leather goods.

While we are experiencing higher costs due to increased commodity prices and sourcing materials sourcing costs materials, in line with the entire industry, such cost increases do not apply to all types of raw materials sourced by our businesses. Therefore, all of our portfolio brands have been, and are continuously analyzing the pricing by SKU from time to time and adjusting the pricing by SKU accordingly. To address increased commodity and material prices, the portfolio brands have generally been adjusting retail prices of the products in line with such increase given that the demand for luxury goods generally does not vary with price and the price increases implemented are not expected to have a significant adverse impact on consumers’ demand.

Manufacturing

While the sales campaign is ongoing, we start planning our manufacturing activities. Production quantities are continuously refined based on the results of the sales campaign allowing us to be efficient. Manufacturing planning is based on several factors, including the type of products to be manufactured (e.g. whether they are seasonal, continuative or made-to-measure). The manufacturing phase consists of industrializing the samples based on the outcome of the product developers’ research, and recreating them in various sizes and colors for large production.

While Lanvin does not have its own production facilities, it maintains a diversified pool of suppliers for each category and works closely with its supply chain partners on a daily basis to mitigate the risk of supply chain disruptions. We also leverage production capacities within the portfolio brands (for instance, Sergio Rossi produces shoes for Lanvin) and are continuously building our global sourcing capabilities in Europe, North America and Asia to avoid any supply disruptions in particular region(s).

Having started out in 1950 as a producer of pure silk and rayon stockings on Lake Constance, Wolford is now the go-to legwear and bodywear brand for many women worldwide. This success is based on a round-knitting technology specially developed and constantly refined by Wolford, as well as on its workmanship and quality checks. In combination with the finest yarns, this technology creates the specific comfort and product quality underlying the Wolford brand and its reputation. All products are made in Europe: the tights and bodies are produced in Bregenz on around 330 individually customized round-knitting machines operated in premises with optimized climatic conditions. Alongside the research and development department, Wolford’s headquarters is also home to a doubling mill, steaming facility, dyeing room, and molding workshop, as well as a proprietary color laboratory. Manufacturing of other Wolford products takes place in Murska Sobota, Slovenia, where textile manufacturing has a long tradition.

Within the factory located in San Mauro Pascoli, Sergio Rossi is able to carry out all of the activities of shoe production from style and product development to production and logistics in-house, ensuring high flexibility, quality control and quick lead time on an innovative bulk production basis. The San Mauro Pascoli production plant, which was inaugurated in 2003, today counts a total of 55,600 square- meters: 12,000 square-meters of production and warehouse area and a 4,000 square-meter building housing the offices, the pattern and prototype departments. San Mauro’s industrial platform can develop, industrialize and produce all types of women’s and men’s luxury footwear, from flat styles to high heels. Since January 1, 2020, 100% of Sergio Rossi’s electricity purchase is from renewable source plants. In 2020, a photovoltaic system supplied approximately 20% of the electricity for Sergio Rossi’s San Mauro Pascoli plant and additionally Eon is supplying the green sustainable electricity for the Milan headquarters, the factory in San Mauro Pascoli and all stores in Italy in line with Sergio Rossi’s sustainability efforts implemented since 2016.

St. John is widely recognized for its knit and tweed techniques, refined and evolved over six decades. Our products are manufactured in our own facilities, primarily at our Mexico location. We carefully manage our production, operations, and value chain, keeping production know-how and industrial capabilities internal for certain categories, while relying on a selected network of external suppliers in China and other locations for other needs. Our sourcing team is committed to carefully selecting all of our suppliers and managing the supply relationships. In determining whether to manufacture our products internally or externally, we consider a number of factors such as the availability of the materials, product quality, lead time and service levels, safety, and overall cost efficiency.

For internal production, Caruso’s facility is located in Soragna (Parma, Italy) and is spread over three plants: Cutting, Jacket/Coats Tailoring and Pants Tailoring. The facility produces suits, jackets, coats, pants, and vests in series and made to measure; the cutting department serves internal production and outsourcing. We produce high-end garments, combining the best tailoring skills with the most modern technologies of cutting and tailoring, all to ensure a product with very high-quality standards. The core product, the jacket, is fully-canvassed, a production method increasingly scarce and very difficult to replicate that ensures best-in-class comfort, durability, look, and breathability. It is also a very eco-friendly garment as it is made of only natural materials. The production makes use of a structured model office through which we design prototypes, samples, production test garments, “made to measure” garments, other special garments on market requests. Inside the production area, we have a prototype department (both for jacket/coat/vest and pants) in which all the ideas of our customers take shape. The production serves on the same line, in a virtuous mix, all types of products with different production lead times, and everything is monitored so that the production output is constant and respectful of the service.

Logistics and Inventory Management

Lanvin’s logistics department is responsible for organizing and managing the distribution of finished products and preparing the documentation required for global shipments, as well as the management of our warehouses, including the inflow/outflow of product and its inventory. Lanvin has a central warehouse located in France (near Paris) and two regional warehouses in the United States (near New York) and in China (near Shanghai). Transportation is conducted via third-party specialists engaged to transport goods by freight, air or sea, based on factors such as shipment size, distance traveled and urgency. The logistics department oversees after-sales facilities and other expedition-related services for the business across channels (retail/e-commerce/wholesale).

Wolford’s logistics is outsourced to a third-party logistics vendor with the central warehouse located in Peine, Germany and Wolford has two other warehouses, one in the United States and one in China. With respect to the shipment of products, third-party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

Sergio Rossi’s logistics department is responsible for organizing and managing the distribution of the finished products and preparing the documentation required for shipment, as well as the management of warehouses and product inventory. The logistics department is responsible for managing primary distribution center and product inventory, the shipment of products, and the logistics of the distribution of the finished products in all regions (included IC subsidiaries). With respect to the shipment of products, third-party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

St. John ships all finished goods products through a centralized distribution center in Irvine, California except that products made in China and destined for China are drop-shipped from the factory to a third-party logistics partner in China, who then manages the delivery process within China. The logistics department also manages e-commerce shipments and returns, as well as drop-ship orders from wholesale partners. With respect to the shipment of products, St. John’s logistics team partners with third-party transportation companies to transport goods by road, air or sea, based on factors such as distance to destination, urgency of the shipment, or adherence to partner routing guides.

The logistics department of Caruso, located in the Soragna plant, deals with the management and distribution of finished products as well as the preparation of the documentation necessary to proceed with shipments. Warehouse and inventory management is entrusted to the logistics department. The distribution of finished products in all regions of Italy is primarily entrusted to the external suppliers and the remainder is managed independently by Caruso. The distribution of finished products in all regions of Europe, USA and China is entrusted to the external suppliers.

Marketing and Advertising

Advertising and promotional support is a crucial tool for luxury companies like us to influence purchase selection, enhance brand recognition and encourage brand loyalty over time. We invest significant resources in advertising communication and marketing, which include a full set of activities ranging from pure digital and social media marketing initiatives to events like fashion shows, product collaborations and co-marketing projects.

We adopt a strategy that has a dual-focus on both local and broader international audiences. We focus on local content, events and story-telling targeting specific groups of customers, and we also organize international campaigns and to ensure a consistent brand image in our marketing plans.

Each brand has its own internal teams dedicated to marketing and advertising activities, following slightly different marketing strategies depending on the brand. To better reach a wide but selected consumer segment, we use various communication tools, from organic institutional and products press coverage to media partnerships, to achieve a varied media-mix including digital marketing, digital media campaign, print, billboards, direct marketing and ad-hoc initiatives in our boutiques where visual merchandising and windows displays are conceived to consistently adhere to the seasonal marketing strategy plan. In addition to seasonal fashion shows, January Fall/Winter and June Spring/Summer collection presentations, specific shows and events are organized globally to strengthen our brands’ profiles and positioning and increase awareness on the most recent collections in local markets worldwide. Besides presenting new products, these events are planned to promote a direct involvement of the customers, media, celebrities, influencers, and industry key opinion leaders through exclusive events, as well as to reinforce the popularity of the brand and enhance its image.

Lanvin presents its seasonal collections in Paris during the Spring/Summer and Fall/Winter fashion weeks through glamorous and spectacular fashion shows, each carrying a particular creative theme as a tribute to the house’s identity, its ideology, remixed for where the world is today. These shows play a significant role in demonstrating the brand’s luxury positioning as one of the oldest French couture houses still in operation, while revealing the conceptual direction of the newest season. They also help generate significant coverage on both editorial and digital publications and attract presence and participations of celebrities, culture influencers and VIPs around the world. The fashion show was also moved online for Fall/Winter 2021 and to Shanghai, China for Spring/Summer 2021 at the well-known Chinese architectural site Yu Garden to capture the new wave of digital audience and create strong local buzz in the brand’s key strategic markets.

Lanvin has partnered with the most prominent stylists, photographers, artists and celebrities in creating its global campaigns and projects. Over the course of 2022, Lanvin returned to elegance and sophistication in its product offer and visual identity, channeling what Jeanne Lanvin called ‘le chic ultime’. Presented through a brand campaign titled Character Studies and photographed by Steven Meisel, intimate portraits of six female personalities revealed the characteristics of a newly imagined Lanvin woman. Partnering with world-class talents and creators, the Maison presented a new look for men and women, built remarkable momentum with the now-iconic Curb sneaker and developed a multicategory capsule in collaboration with Gallery Dept for the second time. The new Lanvin has been seen on Madonna, Naomi Watts, Cate Blanchett, Drake, Meghan Markle, Maggie Gyllenhaal, Mads Mikkelsen and Chen Yi among many other celebrities and individuals of influence. Lanvin also places strong emphasis on creating local content and events to address different audiences and consumer appetites in key markets including Europe, U.S. and Greater China.

Powered by the aforesaid “dual-engine” strategy, special campaigns, contents and merchandise are created for every specific moment in the Greater China market, including “Double 11,” 520, Chinese Valentine’s day and Chinese New Year, leveraging the influence of a wide group of local celebrities and cultural influencers, as well as key opinion leaders (“KOLs”) on various local social platforms, including RED, WeChat and Weibo. A product collaboration and joint campaign with one of China’s popular and influential fashion bloggers “Mr. Bags” achieved an immediate sellout of 155 special edition Lanvin ‘pencil bags’ on WeChat.

Wolford’s marketing strategy leverages the three brand main pillars: Wolford, The W (Athleisure) and W Lab (Collaborations). For the pillar of Wolford, the brand keeps on working and pushing organic placement to maximize product visibility on social media and press and create desirability towards consumers; Wolford partners with external talent to create bespoke styles for events or performances; they increase visibility and consideration via dedicated digital and media plan to increase the brand community and engagement with consumers. For the pillar of The W, the brand creates a network of international KOLs in the body movement field to create social media visibility and cutting edge offline event; the brand forms the W Club and the influencers have the possibility to try the latest disciplines, best instructors and coolest clubs in key locations. For the pillar of W Lab, they have collaborated with various fashion brands such as Vivienne Westwood, Amina Muaddi, Neiwai, Albert Ferretti, and GCDS.

Sergio Rossi’s marketing strategy is based on an all-round approach with the customer at its center. Sergio Ross manages the relationship with their customers from an omni-channel perspective, enhancing the interaction between the digital and physical dimensions. Customers shop across different channels, and through digital tools that directly and regularly inform them about new campaigns, products, and collaborations using original contents Sergio Ross develops and produces for a specific project or collection. The brand aims to provide tailored content and messages to customers and, through its presence on social media, translates products into a narrative aimed at attracting them through inspiration. All marketing campaigns focus on a global vision and with local content. The brand generates value with pieces that are seen on high-end professionals and influencers with vast spending power. They form a connected international community of decision makers and opinion leaders characterized by their strong personalities, refinement, enhanced intellectuality and a high degree of influential power among their personal and professional peer groups.

As a widely recognized luxury brand, St. John utilizes various marketing tools to strengthen the brand image, influence purchase behavior, and maintain the brand loyalty. Primary marketing channels include digital and social media marketing, collection presentations, and print advertising. The public relations team facilitates relationships with earned media and influencers within entertainment, fashion, and more. St. John also organizes special events to strengthen brand profiles, create deeper connections with customers and the community.

At Caruso, most of the marketing budget is allocated to content production to be mainly used digitally via social media platforms. A seasonal digital advertisement campaign is produced twice a year in addition to the look book which is increasingly styled in a way that allows for it to be utilized also for image building (on top of its main aim which is selling). Other content is produced and utilized throughout the year (still life images, occasion-linked looks, etc.).

Sales Channels

Our sales teams bring our customers into our community, sharing with them our creativity and craft, as well as our story and the journey of each item. These relationships are nurtured in-store and online with respect to our DTC channel and in our showrooms with respect to our wholesale channel, with the aim of delivering a consistent and unique customer experience.

We distribute and sell our products in more than 80 countries worldwide through a well-established omni-channel network comprised of our DTC (including e-commerce), and wholesale distribution channels. We are harnessing the power of technology to reinforce our customer database and CRM strategies, in order to quickly react to the evolving demands of today’s consumers.

On top of the brands’ own digital channels, we have also established a North America Digital Platform to amplify the luxury online shopping experience and operational efficiency for our brands in the North American markets.

Lanvin

For the year ended December 31, 2022, approximately 48.8% of our revenues from Lanvin were generated through our DTC channel including both retail DTC channel and e-commerce DTC channel, approximately 43.3% was generated through the points of sale operated by our wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2022, Lanvin operated 31 DOSs, of which 17 were in Greater China, 6 were in EMEA, 7 were in North America and 1 was in Other Asia. The latest store openings up to December 31, 2022 include Ginza (Japan), Qingdao Hisense (China), Nanjing Deji (China), Chengdu SKP (China), Suzhou Yol (China), HK Harbour City (Hong Kong) and HK IFC Men (Hong Kong). The DTC channel is distributed throughout the main markets in which Lanvin operates Lanvin focuses on maintaining a presence in prestigious and strategic locations.

The concepts and aesthetics of the DOSs are carefully planned and designed by Lanvin’s creative team jointly with external design agencies. Boutiques are created in several different concepts based on the regional characteristics and store conditions. Once opened, an internal staff of architects and visual merchandisers who are supported by external professional firms continually maintain and restyle the DOSs as required.

In addition, Lanvin has in place specific training programs dedicated to sales staff, focusing on product knowledge and customer service. To select the range of products sold in DOSs, buyers and merchandisers in regional offices select the best selection of products in terms of models, materials and color variants.

The DTC channel also includes an e-commerce shop operated directly through the website www.lanvin.com, outlets and other e-commerce platforms through which Lanvin sells directly to customers (such as TMall, JD.com, Farfetch and WeChat) and whose sales systems are integrated with Lanvin’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2022, the wholesale distribution network included 308 points of sale operated by wholesale customers and franchisees, of which 17 were in APAC, 229 were in EMEA, 57 were in North America and five were in other regions. For the year ended December 31, 2022, the wholesale channel generated revenues representing 43.3% of revenues from Lanvin.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including, in particular:

•

Department stores and multi-brand specialty stores, which purchase Lanvin products for re-sale in their stores, sometimes in specific Lanvin branded wall units or corners. The contractual arrangements with this type of customer vary based on the retailer’s standard terms.

•	Online multi-brand stores. Lanvin branded products are also sold via prestigious online multi-brand stores such as Net- a- Porter, 24 Sevres, Luisa Via Roma and SSENSE.

•	Duty Free stores, with specific Lanvin branded spaces, such as DFS Lagardère in Greater China.

As with the DTC channel, Lanvin carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Wolford

For the year ended December 31, 2022, approximately 72.0% of revenues from Wolford were generated through the DTC channel including retail DTC channel and e-commerce DTC channel; approximately 27.4% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2022, Wolford operated 163 DOSs worldwide covering more than 45 countries, of which 11 were in APAC, 127 were in EMEA and 25 were in North America. These DOSs include boutiques, outlets, concession shop-in-shops and pop-up stores.

The Global Retail Division is responsible for the guidelines of aesthetic design and decoration standards. Once opened, an internal staff of architects and visual merchandisers who are supported by external professional firms constantly maintain and restyle the DOSs as required. In June 2021, Wolford opened Hangzhou Tower boutique - the first boutique in China in Hangzhou Tower and new concept of green and sustainability was first applied in Wolford’s store design and decoration.

The DTC channel also includes an e-commerce shop operated directly through the website www.wolfordshop.com and other e-commerce platforms through which Wolford sells directly to customers (such as TMall, Farfetch and WeChat) and whose sales systems are integrated with Wolford’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2022, the wholesale distribution network included 62 boutiques run by Wolford’s partners and Wolford also sells products via approximately 2,500 wholesale partners, such as department stores and specialist retail stores. For the year ended December 31, 2022, the wholesale channel generated revenues representing 27.4% of revenues from Wolford.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including, in particular:

•

Franchisees, which operate mono-brand points of sale exclusively under the Wolford brands. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Wolford and/or the franchisee to invest certain amounts in marketing activities.

•

Department stores and multi-brand specialty stores, which purchase Wolford products for re-sale in their stores, sometimes in specific Wolford branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.

•	Online multi-brand stores. Wolford branded products are also sold via prestigious online multi-brand stores such as SSENSE, Luisa via Roma, Shopbop.

As with the DTC channel, Wolford carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Sergio Rossi

For the year ended December 31, 2022, approximately 51.5% of revenues from Sergio Rossi were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, approximately 48.5% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores and third-party production activity.

DTC Channel

As of December 31, 2022, Sergio Rossi operated 50 DOSs, of which 38 were in APAC and 12 were in EMEA. For the year ended December 31, 2022, the DTC channel generated revenues representing 51.5% of our revenues from Sergio Rossi. The latest store openings up to December 31, 2022 include Shanghai BFC (China) and Chengdu SKP (China). The DTC channel is distributed throughout the main markets in which Sergio Rossi operates. Sergio Rossi focuses on maintaining a presence in prestigious and strategic locations.

The aesthetics and customer experience of Sergio Rossi DOSs are carefully planned and designed by the artistic direction team. Once opened, an internal staff of architects and visual merchandisers who are supported by external professional firms constantly maintain and restyle DOSs as required. In addition, Sergio Rossi has in place specific training programs dedicated to the sales staff, focusing on product knowledge and customer service. To select the range of products sold thought DOSs, we establish guidelines at the group-level based on market potential and the characteristics of the points of sale. Buyers and merchandisers in our regional offices then select the best selection of products in terms of models, materials and color variants .

The DTC channel also includes an e-commerce shop operated through the website www.sergiorossi.com, outlets, concessions within department stores around the world and other e-commerce platforms through which Sergio Rossi sells directly to customers (such as TMall and Farfetch) and whose sales systems are integrated with Sergio Rossi’s sales and warehouse management systems.

Wholesale Channel and Third Parties Production

As of December 31, 2022, the wholesale distribution network included over 296 points of sale operated by wholesale customers and franchisees, of which 47 were in APAC, 233 were in EMEA and 16 were in North America. For the year ended December 31, 2022, the wholesale channel and Third Parties Production activity generated revenues representing 48.5% of revenues from Sergio Rossi.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:

•

Franchisees, which operate mono-brand points of sale exclusively under the Sergio Rossi brands. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Sergio Rossi and/or the franchisee to invest certain amounts in marketing activities.

•

Department stores and multi-brand specialty stores, which purchase Sergio Rossi products for re-sale in their stores, sometimes in specific Sergio Rossi branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.

•	Online multi-brand stores. Sergio Rossi products are also sold via prestigious online multi-brand stores such as Luisa via Roma and Stylebop.

As with the DTC channel, Sergio Rossi carefully manages and, if necessary, customizes distribution policies for wholesale customers.

Third parties production is the luxury shoes production for important and upcoming external brands (such as Amina Muaddi). The services offered, in addition to production, can be design, product development, sample development, sourcing, packaging, logistics and distribution.

St. John

For the year ended December 31, 2022, approximately 77.3% of revenues from St. John were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, approximately 22.2% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2022, St. John operated 46 DOSs, of which 12 were in APAC and 34 were in North America. The DTC channel is distributed throughout the main markets in which St. John operates. St. John focuses on maintaining a presence in prestigious and strategic locations.

The DTC channel also includes an e-commerce shop operated directly through the website www.stjohnknits.com, outlets, and other e-commerce platforms through which St. John sells directly to customers (e.g., Farfetch) and whose sales systems are integrated with St. John’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2022, the wholesale distribution network included over 60 points of sale operated by wholesale customers and franchisees, of which 4 were in APAC, 16 were in EMEA and 40 were in North America. For the year ended December 31, 2022, the wholesale channel generated revenues representing 22.2% of revenues from St. John. As with the DTC channel, St. John carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Caruso

For the year ended December 31, 2022, revenues from Caruso were generated through one flagship retail store (operated by Fosun Fashion Brand Management under the franchising agreement), the points of sale operated by the wholesale distribution channel including online multi-brand stores and the third parties production activities.

Flagship Store

Caruso opened the first flagship store in Shanghai BFC operated by Fosun Fashion Brand Management under the franchising agreement in October 2021 with the decoration style of Italian gentlemen’s lifestyle to highlight the brand’s theme – effortless elegance. As of December 31, 2022, this flagship was the only Caruso DOS.

Wholesale Channel and Third Parties Production

As of December 31, 2022, the wholesale distribution network included over 188 points of sale operated by wholesale customers and franchisees, of which 27 were in APAC, 155 were in EMEA and six were in North America.

Third Parties Production (or the so called B2B channel), by which Caruso deals with all aspects of luxury menswear projects for top maisons around the world including materials R&D, pattern and prototype development, sample production (also for fashion shows), and mainly ready-to-wear and made-to-measure production, most of the time in the proprietary production facilities in Soragna. Main clients include well-known luxury brands from some of the largest groups in the industry.

Intellectual Property

As of the date of this annual report, and with an overall trademark portfolio including more than 1,000 registrations, the principal owned trademarks or trade names that we use in the business of our portfolio brands business are “Lanvin,” “Wolford,” “Sergio Rossi” and “St. John,” which we have registered in all of the countries in which we operate and jurisdictions of which our branded products are offered (i.e. all POSs operated by third parties), either in the logo version and in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs. In the case of Caruso, the marks “Caruso / Raffaele Caruso” have been registered in all the countries that we operate (except for Iceland and the Republic of Congo). We have also registered certain other marks used in our products and in our main marketing projects. Additionally, we have a portfolio of domain names, including (i) registrations in most the countries in which we operate and in the case of Sergio Rossi and Wolford, jurisdictions of which our branded products are offered (and in the case of St. John, with a primary focus on .com domain names), (ii) some variations of the trademarks; and (iii) early and basic protection for our main business and marketing projects.

Besides trademarks, we invest significant resources in protecting other aspects of our brands’ uniqueness. With more than 18,800 designs (both registered and unregistered) and more than 18,800 copyrights (both registered and unregistered), every season we select the most relevant and original products, patterns and, to the extent necessary, protect our rights, labels, and take action to protect their design and defend them against counterfeiting.

We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market for infringements or abuses of our trademarks and product designs. We are also active in enforcing our rights against third-party infringements. In addition, we monitor third-party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.

Thanks to the long-standing efforts discussed above, judicial and/or administrative decisions in countries including China have recognized the trademark “Lanvin” as a mark with certain reputation on the goods of clothing and so on and have rejected applications of third parties’ use of the mark on the goods of “lending library services; zoological garden services,” “Beer, water (beverage)” and “Unprocessed wood; natural followers; etc.”

We are involved in a potential dispute with certain minority shareholders of Arpège SAS in relation to the use of the “Lanvin” name and brand by us at the group holding company level. We have sought preliminary legal advice and believe we have defenses to such allegations. Nevertheless, we may need to cease the use of the “Lanvin” name and brand by us at the group holding company level. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the ‘Lanvin’ brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the Group holding company level, of the Lanvin brand name.”

Employees

As of December 31, 2022, 2021 and 2020, respectively, we had the following number of employees, categorized by brand and geographic locations as set forth in the tables below.

	As of December 31,
	2022	2021	2020
Lanvin Group	71	30	20
Lanvin	380	311	343
Wolford	1,321	1,081	1,140
Sergio Rossi	462	440	433	(1)
St. John	818	1,114	1,206
Caruso	435	416	476

Total	3,487	3,392	3,618

	As of December 31,
	2022	2021	2020
EMEA	2,062	1,867	2,051
North America	941	1,124	1,213
Greater China	407	337	294
Japan	77	64	60

Total	3,487	3,392	3,618

(1)	In July 2021, we acquired 100% equity interest in Sergio Rossi S.p.A. The table counts number of employees of Sergio Rossi in 2020 for illustrative purpose.

Historically, we have had good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. In the past, we have not experienced any material job action or labor stoppage that has had a material impact on our business.

While production was suspended at our manufacturing and logistics facilities and our stores were temporarily closed in response to the COVID-19 pandemic, both Lanvin and Wolford resorted to furlough of approximately 50% of their workforce for the year of 2020. Caruso resorted to the furlough of approximately 55% of our workforce from March 2020 to May 2020, as well as requested leave of 483 staff for leave from March 2020 to December 1, 2021. St. John resorted to furlough of approximately 57% of its workforce in 2020 and 2021, as well as layoff of around 283 employees as a result of the pandemic and retail store closures. Sergio Rossi also resorted to furlough of up to 93% of its workforce (excluding production staff in Italy) for 1 day and up to 5 days a week. By 2021, a majority of our manufacturing and logistics facilities and stores had re-opened and most of our furloughed employees had returned to work. Due to the rationalization of store staff efficiency, optimization of manufacturing and production efficiency, and streamlining each business unit’s reporting lines, there is a slight decrease of employee headcounts from 2020 to 2021. In addition, further rationalization of brand level headcounts by leveraging shared platforms (creative, product development, HR, legal and Finance) at Lanvin Group holding level was another factor that contributed to this decrease in employee headcounts in 2021.

In 2022, St. John resorted to further furlough and a reduction in workforce, including reducing employee headcount in all corporate functions and restructuring product design function level jobs in line with current scope. The decrease was also intended to de-layer organization, increase efficiency and facilitate accountability. Due to the relaxation of COVID-19 related restrictions, there was an increase in Wolford’s headcounts as its employees, including sales, production and administration positions, returned to their jobs in 2022. Meanwhile, Caruso have launched several projects to hire new qualified staff and witnessed a slight increase in the number of employees in 2022.

We currently do not expect any labor shortages in the future that would significantly affect our business, except for labor shortages that result from any unforeseen and uncontrollable circumstances including wars, pandemic and natural disasters.

Research and Development

Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new products for our collections.

Our research and development activities mainly relate to the development of new patterns and designs for our fabrics, the research of innovative and technological materials with specific features, the design, modeling and development of new products and the creation of prototypes.

Each of our five existing brands has its own product development team who is responsible for research and development.

Lanvin, as a high fashion luxury brand, invested significantly in creative design and new product development. In recent years, Lanvin’s creative studio team made great efforts in studying the colors, characteristics, patterns of Jeanne Lanvin’s creative archives and interpreting them in a much more modern way, like the Pencil cat bag collection as an example. Lanvin also created two popular styles of sneakers – Bumper and Curb, which earned American NBA players, celebrities and street footwear fans’ recognition.

Innovation is at the heart of Wolford’s product development and is part of Wolford’s DNA. One core R&D topic at Wolford is the project working to develop recyclable products (Cradle to Cradle®) within the “Smart Textiles” sector network. In 2020, Wolford launched “Aurora 70 Tights,” the first technically recyclable tights, in the market and continue to work on developing further recyclable tights. Wolford also supplemented its bestselling “Fatal Dress” with a recyclable alternative — “Aurora Tube Dress”. Wolford reached key milestones enabling it to produce 50% of its existing products in line with the C2C concept by 2025. Wolford’s use of 3D printing, an area in which the company is playing a pioneering role, is also proving highly successful.

The DNA of Sergio Rossi is indeed the inspiration for every new collection and it shows through a constant dialog between past and present, using the brand’s archive as a crucial starting point for the design and development of each collection. From the launch of “The Living Heritage Project” (a passionate and intensive internal project of Sergio Rossi, which allowed for the creation of a physical historic archive, a digital platform dedicated to product history and the brand’s image and an exhibition space showing the brand history.) which archives Sergio Rossi’s designs for shoes, almost 6,000 historical models from all over the world have been collected and restored, representing the history of Sergio Rossi’s creative genius since the foundation of the brand in the 1950s. Simultaneously, more than 14,000 documents - drawings, look books, advertising and editorial images - have been recovered and digitized.

Innovation is a constant at St. John, as the design team is perpetually researching trends throughout the world, finding inspiration from vintage archives, and collaborating with fabric mills and yarn vendors. St. John’s research and development ensures that their knitwear techniques remain innovative and fresh, maintaining their spot as the leader in modern knitwear. Yarns are sourced throughout the world and processed through proprietary in-house machinery and techniques. The knitting machines range from 3.5g to 18g, with seven different types of machine gauges enabling different types of knitted fabrics. Tweeds, for instance, incorporate up to eight different kinds of yarn, resulting in a textured weave with the comfort of a knit. On finer gauge machines, St. John utilizes advanced techniques to create streamlined dresses and gowns with details like pleats, flares, and patterns. These knitted fabrications remain the DNA of the brand.

At Raffaelle Caruso, tailoring quality and industrial technology are symbiotic. Sixty years of history has shaped Caruso’s concept of tailoring, and the company has been able to integrate the most modern technologies (such as the automatic cutting) in its service of work specialization; in this way, the technicians can dedicate sufficient time to the care and craftsmanship of all details, such as the Milan buttonhole, one of the icons that make Caruso’s integrated production unique. The soul of Caruso products is the fully canvassed tailoring. Caruso considers their sartorial jackets to be natural, but, above all, alive: a structure skillfully hand-basted using the finest Mongolian horsehair, cotton and wool, which makes it soft and light but able to maintain its shape like no synthetic material can. The more you wear it, the less you feel it.

Regulatory Environment

We are required to comply with the laws and regulations applying to our products and operations in the various jurisdictions in which we operate, particularly in relation to the protection of intellectual property rights, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection, limits on cash payments, worker health and safety and the environment. Compliance with the applicable laws and regulations is monitored by governmental authorities and the principal objective of such regulations is to ensure that the products we market are safe and duly labeled and imported. Virtually all of our imported products are subject to custom duties and other taxes, which may impact the price of such products. We maintain compliance procedures and policies to assist in managing our import and export activities and ensure compliance with the laws and regulations of the jurisdictions where we operate.

Property, Plant and Equipment

We operate through manufacturing facilities, corporate offices, showrooms, warehouses, stores, land and other buildings around the world, which are in part owned by our portfolio brands and in part leased from third parties.

The following table sets forth information relating to owned real estate assets used in the conduct of our business as of the date of this annual report.

Location	Use	Approximate Square Meters
Via Stradone 600, San Mauro Pascoli, Italy	Factory, storage and offices	55,600
Nemčavci 78, 9000 Murska Sobota, Slovenia	Factory	27,145
No.9891, Pacifico Boulevard, Pacifico Industrial Park Tijuana B.C. Mexico Z.C. 22643	Factory	42,085

The total carrying value of our property, plant and equipment as of December 31, 2022 was €46,801 thousand.

Legal Proceedings

We are party to civil and administrative proceedings (including tax audits) and to legal actions in the normal course of our business, including with respect to labor matters and commercial agreements matters. Adverse decisions in one or more of these proceedings could require us to pay substantial damages. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made.

Lanvin Dispute

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between FIH and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.à.r.l and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 5.72% of the equity securities in Arpège SAS.

In October 2021, after rounds of discussion and negotiation with the minority shareholders, we proposed to the members of the board of Arpège SAS representing minority shareholders that an authorization letter permitting the rest of the Lanvin Group to use the “Lanvin” name and brand as part of an international re-branding of Fosun Fashion Group be approved by the board of Arpège SAS. The re-branding was worldwide and well received by our investors and the press. At that time the minority shareholders did not object to the use of the “Lanvin” corporate name and merely suggested some changes to the terms of the authorization letter. We believed such terms were generally reasonable and would be quickly resolved in an amicable fashion. In March through May 2022, the parties continued discussions and negotiations in what appeared to us to be in an amicable and reasonable fashion.

In September 2022, we received a letter (the “Minority Shareholder Letter of September 2022”) from one of the minority shareholders (the “Alleging Shareholder”) alleging that we had improperly used the “Lanvin” corporate name in connection with our re-branding initiative and that they had not given formal approval pursuant to the terms of the Lanvin SHA prior to our re-branding. The Alleging Shareholder had also stated in the same letter that other minority shareholders also object to our use of the “Lanvin” name in connection with our re-branding initiative.

We have sought preliminary legal advice and believe we have strong legal defense to the foregoing allegations. No formal legal proceedings have been brought by the minority shareholders to date, and we are actively negotiating with the minority shareholders regarding a settlement of these allegations. Any such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurance that we will prevail in any legal proceeding that may be brought by the minority shareholders or that we will be able to settle these allegations on a timely basis or on terms that are acceptable to us, or at all. Accordingly, we might have to cease our use, at the group holding company level, of the “Lanvin” brand name, and change to another name (or revert to our previous name as Fosun Fashion Group) should we not prevail or settle these allegations. However, we do not expect that, even if we do not prevail or settle these allegations, the continued use of the Lanvin name by Arpège SAS and its subsidiaries, which constitute our Lanvin brand portfolio, will be affected.

Furthermore, pursuant to the Lanvin SHA, if Fosun loses its control over us, i.e., the possession, directly or indirectly, of the ability to direct or cause the direction of our policies and management, we may be obligated to cause the equity interest we hold indirectly in Arpège SAS to be transferred back to Fosun or its controlled affiliates. FFG Lucky SAS, our wholly-owned subsidiary, acquired certain equity securities in Arpège SAS in a series of permitted transfers by virtue of being an affiliate of Fosun Industrial Holdings Limited, the original shareholder of such equity securities. In the Minority Shareholder Letter of September 2022, the Alleging Shareholder further stated that, if FFG Lucky SAS ceases to be an affiliate of Fosun Industrial Holdings Limited and/or Fosun, FFG Lucky SAS may be obligated to transfer the relevant equity securities in Arpège SAS back to Fosun Industrial Holdings Limited and/or Fosun.

We believe that the possibility of Fosun losing control over us in the foreseeable future is remote. Further, even if Fosun were to cease control of us and, in turn, FFG Lucky SAS, we believe there are valid defenses to the request by the minority shareholders of Arpège SAS that FFG Lucky SAS should transfer the relevant equity securities of Arpège SAS back to Fosun. Nevertheless, we cannot assure you that Arpège SAS will remain as our subsidiary at all times. If the relevant equity securities in Arpège SAS were to be transferred to Fosun or its controlled affiliates other than us, we will lose a substantial part of our revenue and operations, and we would likely lose all rights to use of the Lanvin name and Lanvin brand. The occurrence of any of these can result in substantial decline in the trading price of our Securities.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the ‘Lanvin’ brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the group holding company level, of the Lanvin brand name.”

C.	Organizational Structure

The following diagram depicts an organizational structure of the Company as of the date hereof. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

*

In February 2023, FFG Wisdom participated in Wolford AG’s share offering in the Republic of Austria. Following the completion of the offering, FFG Wisdom’s ownership in Wolford AG increased from 58.45% to 61.02%.

(1)

Includes a total of three other wholly-owned subsidiaries incorporated in the PRC: (i) Shanghai Fulang Brand Management (Group) Co., Ltd., (ii) Fosun Fashion (Hainan) Industry Development Co., Ltd. and (iii) Fosun Fashion (Shanghai) Consulting Management Co., Ltd., and LANV FASHION PTE. LTD., a wholly-owned subsidiary incorporated in Singapore.

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

(5)	Includes a total of two wholly-owned subsidiaries: (i) Lans Atelier (SHANGHAI) Trading Co., Ltd., a company incorporated in the PRC and (ii) LANVIN MACAU LIMITED, a company incorporated in Macao.
(6)	One ordinary share of LANVIN ASIA PACIFIC LIMITED is held by LANVIN JAPAN K.K.

D.	Property, Plants and Equipment

Please refer to “—B. Business Overview—Property, Plant and Equipment” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial position and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a global luxury fashion group with five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John and Caruso. Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories. Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure. Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951. St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962 and Caruso has been a premier menswear manufacturer in Europe since 1958. In addition to our current five portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with unparalleled access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. In 2022, 2021 and 2020, we recorded revenues of €422.3 million, €308.8 million and €222.6 million, respectively, loss for the year of €239.8 million, €76.5 million and €135.7 million, respectively, and Adjusted EBITDA of €(72.0) million, €(58.9) million and €(88.1) million, respectively.

We operate a combination of direct-to-consumer or DTC, and wholesale channels worldwide through our extensive network of around 1,200 points of sale, or POSs, including approximately 300 directly operated retail stores (across our five portfolio brands) as of December 31, 2022. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 80 countries.

Key Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are affected by a number of factors, including those that are outside of our control.

Creating new luxury products within our current brands

We believe there are significant growth opportunities in capitalizing on our brands’ recognition and customer base by rebalancing our current product portfolio and introducing new product categories. Each portfolio brand is fully equipped to optimize its product mix and expand into new categories, such as leather goods and cosmetics, which represent significant growth opportunities on their own. The portfolio brands will continue to tap into new trends including athleisure, and will evolve with the emerging, young client base globally with high spending power. As we expand into new product categories, we expect that these product categories will contribute to revenue growth over time.

DTC network expansion

We intend to grow our global presence through expanding our DTC network, by entering new geographies, opening more stores and executing an omnichannel distribution strategy. While today we have a presence in Europe, North America and Asia, we believe there is significant future runway for growth driven by the accelerated expansion of the global luxury goods market, which is expected to exceed €580 billion by 2030. In addition to increasing the number of physical stores, our omnichannel distribution strategy will involve expansion of our e-commerce offering and development of our digital marketing capabilities. We believe that revenue growth will in part be driven by the pace and success of our DTC network expansion.

Identifying new strategic investments that complement our luxury fashion ecosystem

We will continue to invest in high-quality assets in diverse markets and product categories that can flourish within our luxury fashion ecosystem. While our investment focus remains on high-end brands with rich heritage and fine craftsmanship, we also plan to launch an incubator fund dedicated to minority investments in fast-growing companies with strengths in creativity, supply chain and e-commerce. We believe these will be important future partners who will further help drive the growth of our business and broaden our ecosystem.

Impact of the COVID-19 pandemic

Our operations have been affected by the ongoing outbreak of COVID-19. The global spread of COVID-19 has led to governments around the world mandating, to various degrees and at various times, restrictive measures to contain the pandemic, including quarantine, social distancing, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. The COVID-19 pandemic has caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which we operate, which may persist even after restrictions are lifted.

The pandemic caused a significant decline in demand for our products in 2020, which resulted in the closure of certain of our stores and manufacturing facilities. We have undertaken measures to mitigate the impact of the COVID-19 pandemic and to secure our liquidity and financial position, including: (i) expansion of online business and utilization of omnichannel business models (such as livestreaming to boost online product sales); (ii) negotiation with landlords on rental costs; (iii) implementation of cost-saving measures at the headquarters, factories and stores; (iv) accessing government support measures; (v) (in the case of Sergio Rossi) increasing OEM orders for other luxury shoe brands; and (vi) expansion of the retail business generally in less impacted regions.

“Back-to-office” and reopening trends in the fashion industry post-COVID-19 pandemic

The U.S. and Europe saw a significant recovery as a result of back-to-office measures implemented by businesses in 2022, which has had a particularly positive impact on our brands with the increased demand of formal wear and office wear. By contrast, the reopening in China was delayed due to local lockdowns and restrictions and so the market did not see the same recovery as the U.S., Europe and other jurisdictions in which we operate. With our focus on heritage and elegance, our five brands have a large concentration in office wear and formal wear, including footwear and accessories, therefore each brand has had the opportunity to benefit from reopening fashion trends.

Fluctuations in exchange rates.

A significant portion of our operations are in international markets outside the Eurozone, where we record revenues and expenses in various currencies other than the Euro, mainly the Chinese Renminbi and U.S. dollar, as well as other currencies.

The table below shows the exchange rates of the main foreign currencies used to prepare Lanvin Group’s annual consolidated financial statements compared to the Euro.

	Exchange rate at December 31, 2022	2022 Average Exchange rate	Exchange rate at December 31, 2021	2021 Average exchange rate	Exchange rate at December 31, 2020	2020 Average exchange rate
U.S. Dollar	1.0658	1.0521	1.1324	1.1835	1.2299	1.1408
Chinese Renminbi	7.4229	7.0714	7.2197	7.6372	8.0250	7.8704
Hong Kong Dollar	8.3095	8.2390	8.8304	9.1986	9.5354	8.8482
British Pound	0.8843	0.8519	0.8389	0.8603	0.9027	0.8891

The following table shows the sensitivity at the end of the reporting period to a reasonably possible change in the main foreign currencies against the Euro, with all other variables held constant, of our profit before tax due to differences arising on settlement or translation of monetary assets and liabilities and our equity excluding the impact of retained earnings due to the changes of exchange fluctuation reserve of certain overseas subsidiaries of which the functional currencies are currencies other than the Euro.

	As of December 31,
	2022		2021		2020
	Increase /	Increase /	Increase /	Increase /	Increase /	Increase /
	(decrease)	(decrease)	(decrease)	(decrease)	(decrease)	(decrease)
	in loss	in loss	in loss	in loss	in loss	in loss
	before tax	before tax	before tax	before tax	before tax	before tax
	if Euro	if Euro	if Euro	if Euro	if Euro	if Euro
	strengthens	weakens	strengthens	weakens	strengthens	weakens
	by 5%	by 5%	by 5%	by 5%	by 5%	by 5%
U.S. Dollar	(7,610)	7,610	(5,418)	5,418	(5,436)	5,436
Chinese Renminbi	138	(138)	180	(180)	20	(20)
Hong Kong Dollar	1	(1)	123	(123)	(153)	153
British Pound	108	(108)	78	(78)	(261)	261
Total	(7,363)	7,363	(5,037)	5,037	(5,830)	5,830

General economic conditions and consumers’ confidence

Purchases of our products tend to be discretionary and therefore sales may be volatile, particularly during periods of economic slowdown and are influenced by, among other factors, general economic conditions, consumer confidence and disposable consumer income. In times of economic growth, consumers tend to have more disposable income and travel more frequently, which may increase the demand for our products. Conversely, when economic growth is stagnant or negative, consumers may delay or avoid discretionary spending, which may result in reduced demand for our products.

Global political events and other disruptions

Global political developments, social and geopolitical sources of unrest, export restrictions, sanctions, tariffs, trade barriers, natural disasters, travel restrictions imposed by governments (such as those relating to the COVID-19 pandemic) and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on our business, financial position, results of operations and cash flows. Although the conflict in Ukraine and the resulting U.S. and European Union sanctions on Russia have had minimal impact to our business so far, further spread or extension of the conflict may result in lower sales for our EMEA business due to reduced tourism spending and negative consumer sentiment.

Seasonality

The luxury apparel market in which we operate is subject to seasonal fluctuations in sales. Our sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regards to retail sales at our DOSs and e-commerce channels, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence of the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events (including the COVID-19 pandemic).

Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases.

We expect such seasonal trends to continue.

Inflation

Since 2020, we have seen significant inflationary pressure from higher logistics costs for shipping of both raw materials and finished goods. Inflation has impacted our costs of goods sold by affecting production costs, raw materials, energy costs, labor costs, and costs of goods sourced from third-party vendors. We are also subject to wage inflation at our retail locations for our sales staff. Despite facing higher costs from inflation, we have generally been able to raise the prices of our products commensurate with our cost inflation in order to mitigate the impact of inflation, and believe we can continue to raise prices in the future as appropriate. In addition to raising our prices, we have been able to offset the impact of inflation with cost savings from economies of scale, and increased bargaining power with our suppliers with our production and order volumes increasing.

Fluctuations in tax obligations and changes in tax laws, estimates, treaties and regulations

We and our portfolio brands are subject to taxation in Europe, the U.S. and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, our overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. We recognize tax expenses in multiple tax jurisdictions based on i) the estimates of taxable income, ii) the required reserves for uncertain tax positions, iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, iv) withholdings tax on unremitted earnings, and v) the way in which we intend to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that may be subject to examinations and audits by various tax authorities.

Additionally, we are subject to duties applicable to the importation of our products in various countries, which may impact the cost of such products. In addition, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to the importation of our products.

Factors Affecting the Comparability of Our Results of Operations

Amendments to IFRS 16 (Leases)—COVID-19 Rent Concessions

In May 2020 the IASB issued an amendment to IFRS 16 — Leases (“IFRS 16”) for COVID-19-related Rent Concessions. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications, thus giving the possibility to the lessees to recognize the entire economic benefit of such discounts immediately through profit or loss.

Rent discounts are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any rent reduction in lease payments affects only payments originally due on or before June 30, 2022, there is no substantive change to the other terms and conditions of the lease; and

•

The application of such amendment is valid for financial statements starting from June 1, 2020, with early adoption allowed for financial years starting from January 1, 2020. We opted for the early adoption thus recognizing the COVID-19 related rent discounts from January 2020, when the health emergency began to significantly affect our activities in China.

As a result of the above, our Consolidated Statement of Profit or Loss for the year ended December 31, 2020 includes a total of €2.4 million, for the year ended December 31, 2021 includes a total of €80 thousand.

Acquisitions

In July 2021, we acquired 100% equity interest in Sergio Rossi S.p.A. for total consideration of €17,250,000. Sergio Rossi is an Italian luxury shoemaker known worldwide for its artisanship and for creating iconic models. Over the past 70 years, the company has fostered its distinctiveness by enhancing the quality of its material, the craftsmanship and elegance of its products, and its luxury allure, which remain the foundations of Sergio Rossi’s unique style. This acquisition not only completes a more well-rounded strategic brand ecosystem for us but also creates potential synergies between brands through Sergio Rossi’s fully-owned and state-of-the-art factory. Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date.

The acquisition resulted in negative goodwill of €7,896,000. We were able to acquire Sergio Rossi at a favorable price due to the following:

•

The retail and fashion industry was heavily and adversely affected by the outbreak of COVID-19 in 2020, resulting in to a general decline in market valuations of entities engaging in the industry, including Sergio Rossi.

•

The seller that held 100% of the shares of Sergio Rossi since 2015, was at the stage of exiting investments at the time of the transaction. As such, deal certainty and the ability to complete the transaction in a timely manner were viewed as top priorities for the seller.

Financial Information

Overview of Segmental Reporting

We have five operating segments which are described as follows:

•	Lanvin segment—Includes all activities related to the Lanvin brand.

•	Wolford segment—Includes all activities related to the Wolford brand.

•	St. John segment—Includes all activities related to the St. John brand.

•	Sergio Rossi segment—Includes all activities related to the Sergio Rossi brand.

•	Caruso segment—Includes all activities related to the Caruso brand.

All of the brands deal with the same category of products that use similar production and distribution processes.

Results of Operations

Year ended December 31, 2022 compared with year ended December 31, 2021

The following is a discussion of our results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

(Euro thousands, except percentages)	2022	Percentage of revenues	2021	Percentage of revenues
Revenues	422,312	100.0%	308,822	100.0%
Cost of sales	(184,368)	(43.7)%	(138,920)	(45.0)%

Gross profit	237,944	56.3%	169,902	55.0%
Marketing and selling expenses	(224,733)	(53.2)%	(165,502)	(53.6)%
General and administrative expenses	(153,138)	(36.3)%	(122,497)	(39.7)%
Other operating income and expenses	(2,340)	(0.6)%	10,083	3.3%

Loss from operations before non-underlying items	(142,267)	(33.7)%	(108,014)	(35.0)%
Non-underlying items	(83,057)	(19.7)%	45,206	14.6%

Loss from operations	(225,324)	(53.4)%	(62,808)	(20.3)%
Financial cost—net	(14,556)	(3.4)%	(9,313)	(3.0)%

Loss before income tax	(239,880)	(56.8)%	(72,121)	(23.4)%
Income tax benefits / (expenses)	129	(0.0)%	(4,331)	(1.4)%

Loss for the year	(239,751)	(56.8)%	(76,452)	(24.8)%

Non-IFRS Financial Measures(1):
Contribution profit	13,211	3.1%	4,400	1.4%

Adjusted EBIT	(134,836)	(31.9)%	(100,806)	(32.6)%

Adjusted EBITDA	(71,958)	(17.0)%	(58,945)	(19.1)%

(1)	See “—Non-IFRS Financial Measures.”

Year ended December 31, 2021 compared with year ended December 31, 2020

The following is a discussion of our results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

(Euro thousands, except percentages)	2021	Percentage of revenues	2020	Percentage of revenues
Revenues	308,822	100.0%	222,612	100.0%
Cost of sales	(138,920)	(45.0)%	(105,218)	(47.3)%

Gross profit	169,902	55.0%	117,394	52.7%
Marketing and selling expenses	(165,502)	(53.6)%	(151,631)	(68.1)%
General and administrative expenses	(122,497)	(39.7)%	(115,181)	(51.7)%
Other operating income and expenses	10,083	3.3%	(18,399)	(8.3)%

Loss from operations before non-underlying items	(108,014)	(35.0)%	(167,817)	(75.4)%
Non-underlying items	45,206	14.6%	43,546	19.6%

Loss from operations	(62,808)	(20.3)%	(124,271)	(55.8)%
Financial cost—net	(9,313)	(3.0)%	(12,989)	(5.8)%

Loss before income tax	(72,121)	(23.4)%	(137,260)	(61.7)%
Income tax benefits / (expenses)	(4,331)	(1.4)%	1,603	0.7%

Loss for the year	(76,452)	(24.8)%	(135,657)	(60.9)%

Non-IFRS Financial Measures(1):
Contribution profit	4,400	1.4%	(34,237)	(15.4)%

Adjusted EBIT	(100,806)	(32.6)%	(162,428)	(73.0)%

Adjusted EBITDA	(58,945)	(19.1)%	(88,116)	(39.6)%

(1)	See “—Non-IFRS Financial Measures.”

Revenues

We generate revenue primarily through our five brands: Lanvin, Wolford, St. John, Sergio Rossi and Caruso, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discount. As such, the percentage contribution of these sales incentives, rebates and sales discount is zero. Revenues for the year ended December 31, 2022 amounted to €422.3 million, an increase of €113.5 million or 36.7%, compared to €308.8 million for the year ended December 31, 2021. Revenues for the year ended December 31, 2021 amounted to €308.8 million, an increase of €86.2 million or 38.7%, compared to €222.6 million for the year ended December 31, 2020.

The following table sets forth a breakdown of revenues by portfolio brand for the years ended December 31, 2022, 2021 and 2020. Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from August 2021.

	For the years ended December 31			Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
Lanvin	119,847	72,872	34,989	46,975	64.5%	37,883	108.3%
Wolford	125,514	109,332	95,384	16,182	14.8%	13,948	14.6%
St. John	85,884	73,094	66,512	12,790	17.5%	6,582	9.9%
Sergio Rossi	61,929	28,737	—	33,192	115.5%	28,737	—
Caruso	30,819	24,695	26,351	6,124	24.8%	(1,656)	(6.3)%
Other and holding companies	10,947	6,968	2,569	3,979	57.1%	4,399	171.2%
Eliminations and unallocated	(12,628)	(6,876)	(3,193)	(5,752)	83.7%	(3,683)	(115.3)%

Total	422,312	308,822	222,612	113,490	36.7%	86,210	38.7%

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2022, 2021 and 2020. Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from August 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
DTC	247,460	186,813	124,354	60,647	32.5%	62,459	50.2%
Wholesale	164,359	116,417	93,156	47,942	41.2%	23,261	25.0%
Other(1)	10,493	5,592	5,102	4,901	87.6%	490	9.6%

Total Revenues	422,312	308,822	222,612	113,490	36.7%	86,210	38.7%

(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2022, 2021 and 2020. Sergio Rossi was consolidated in our consolidated financial statements starting from August 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
EMEA(1)	205,715	148,197	113,883	57,518	38.8%	34,314	30.1%
North America(2)	145,519	106,701	85,601	38,818	36.4%	21,100	24.6%
Greater China(3)	48,876	42,518	18,751	6,358	15.0%	23,767	126.8%
Other Asia(4)	22,202	11,406	4,377	10,796	94.7%	7,029	160.6%

Total	422,312	308,822	222,612	113,490	36.7%	86,210	38.7%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

Year ended December 31, 2022 compared with year ended December 31, 2021

By segment, the increase in revenues was mainly related to (i) an increase of €47.0 million (or 64.5%) in sales from the Lanvin segment, (ii) an increase of €16.2 million in sales (or 14.8%) from Wolford segment, (iii) an increase of €12.8 million (or 17.5%) from the St. John segment, and (iv) an increase of €33.2 million (or 115.5%) from the Sergio Rossi segment, which we acquired in July 2021. In particular, sales of Lanvin branded products were positively impacted by the strong growth of sales in the accessories business in North America and EMEA regions.

Year ended December 31, 2021 compared with year ended December 31, 2020

By segment, the increase in revenues was mainly related to (i) an increase of €37.9 million (or 108.3%) in sales from the Lanvin segment, (ii) an increase of €13.9 million in sales (or 14.6%) from Wolford segment and an increase of € 6.6 million (or 9.9%) from St. John segment. In particular, sales of Lanvin branded products were positively impacted by the strong growth of sales in ready-to-wear and accessories in North America and Greater China regions. The increase in revenues was also supported by the acquisition of Sergio Rossi in July 2021, contributing €28.7 million additional sales in the period from the acquisition date to December 31, 2021.

By sales channel

Year ended December 31, 2022 compared with year ended December 31, 2021

By sales channel, the increase in revenues was mainly related to an increase of €60.6 million (or 32.5%) in the DTC channel and an increase of €47.9 million (or 41.2%) in the wholesale channel.

The increase in the DTC channel was driven by sales growth in our retail stores across all brands and the acquisition of Sergio Rossi. In particular, Lanvin segment saw the largest growth, especially in North America and EMEA regions, as increased brand awareness and growing popularity of our accessories and ready-to-wear products propelled sales per square meter growth in our stores and e-commerce growth globally.

Growth in our e-commerce business was also a key driver for our DTC channel. E-commerce revenue grew €11.9 million (or 27.6%) for the year ended December 31, 2022 and was mainly driven by Lanvin, whose e-commerce sales increased by 53.7% compared to 2021.

Wholesale revenue growth was mainly driven by the increase of Lanvin’s wholesale business and the acquisition of Sergio Rossi. Lanvin’s wholesale business grew €30.7 million (or 145.3%) year-over-year, supported by the popularity of the brand’s accessories business in European and North American markets. Since our acquisition of Sergio Rossi in July 2021, Sergio Rossi’s wholesale business contributed a growth of €15.6 million (or 108.6%) year -over-year in the year ended December 31, 2022. Sales to our five largest customers were 8.5% and 11.0% of our revenue for the years ended December 31, 2022 and 2021, respectively. No single customer accounted for more than 5% of our consolidated revenue for the years ended December 31, 2022 and 2021.

The following table sets forth a breakdown of store count at the end of the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021

	Number of Stores
Lanvin	31	27
Wolford	163	167
St. John	46	48
Sergio Rossi	50	50
Caruso	1	1

Total	291	293

Year ended December 31, 2021 compared with year ended December 31, 2020

By sales channel, the increase in revenues was mainly related to an increase of €62.5 million (or 50.2%) in the DTC channel and an increase of €23.3 million (or 25.0%) in the wholesale channel.

The increase in the DTC channel was driven by retail store expansion and sales growth. In particular, our Lanvin segment saw the largest growth, especially in Greater China and North America, as increased brand awareness and growing popularity of our accessories and ready to wear products propelled sales per square meter growth in our stores. At the same time, Lanvin opened eight new boutique and outlet stores, (including six stores in Greater China), bringing the total number of retail locations to 27 globally by the end of the year.

Growth in our e-commerce business was also a key driver for our DTC channel growing €10.2 million (or 30.9%) in 2021, driven mainly by Lanvin, whose e-commerce sales increased by 415.0% compared to the previous year.

Wholesale revenue growth was mainly driven by the increase from Lanvin and from the acquisition of Sergio Rossi. Lanvin’s wholesale business grew €8.2 million, supported by the popularity of our leather goods and footwear products in European and North American markets. Sergio Rossi added €14.4 million in new wholesale revenues from the acquisition date to December 2021. Sales to our five largest customers were 11.0% and 10.4% of our revenue in the years ended December 31, 2021 and 2020, respectively. No single customer accounted for more than 5% of our consolidated revenue in the years ended December 31, 2021 and 2020.

The following table sets forth a breakdown of store count at the end of the years 2021 and 2020:

	December 31,
	2021	2020

	Number of Stores
Lanvin	27	24
Wolford	167	181
St. John	48	46
Sergio Rossi	50	—
Caruso	1	—

Total	293	251

By geography

Year ended December 31, 2022 compared with year ended December 31, 2021

By geographical region, the increase in revenues was mainly driven by (i) an increase of €57.5 million (or 38.8%) in EMEA, (ii) an increase of €38.8 million (or 36.4%) in North America, (iii) an increase of €10.8 million (or 94.7%) in other Asia, and (iv) an increase of €6.4 million (or 15.0%) in Greater China. Post -COVID recovery in EMEA and North America regions supported stronger-than-expected growth in the regions, offsetting the lower growth in Greater China due to the COVID-19 pandemic starting from March 2022.

The growth in EMEA was driven by the growth of Lanvin as well as the acquisition of Sergio Rossi. Lanvin’s EMEA business grew €29.4 million (or 92.8%) year-over-year to €61.1 million, including a €30.7 million or 145.3% year-over-year growth in its wholesale business to €51.9 million. Sergio Rossi’s EMEA business grew €18.0 million (or 105.9%) year-over-year to €35.0 million.

The growth in North America was driven by the growth from Lanvin, St. John and Wolford. In particular, Lanvin’s North American business grew 78.7% year-over-year to €28.5 million in 2022. St. John’s revenues in North America grew by €13.2 million or 20.2% to €78.8 million. Wolford’s revenues in North America grew by €9.7 million or 44.5% to €31.5 million. Our brands also benefitted from the appreciation of the U.S. dollar against the Euro in 2022 to an average exchange rate of 1.0521 EUR/USD in 2022 from an average exchange rate of 1.1835 EUR/USD in 2021.

Greater China revenues grew by €6.4 million (or 15.0%) to €48.9 million. Store closures during lockdowns and reduced traffic at our retail locations following lockdowns resulted in a significant reduction in retail sales starting from March to the end of 2022. Despite the COVID-19 pandemic impact, Lanvin Greater China grew its business by 9.3% to €25.7 million in 2022. However, Wolford and St. John Greater China revenues declined to €6.8 million and €5.2 million in 2022, or by 6.8% and 20.3% compared to 2021, respectively. Sergio Rossi Greater China grew its business by 135.3% to €10.8 million in 2022, as we acquired Sergio Rossi in July 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

By geographical area, the increase was mainly related to (i) an increase of €23.8 million in Greater China, (ii) an increase of €21.1 million in North America, and (iii) an increase of €34.3 million in EMEA.

In Greater China, growth was driven by new store openings as well as e-commerce expansion, supported by increasing brand awareness and demand in the region. Lanvin and St. John respectively opened five new stores and four new stores in mainland China in 2021, contributing to an additional €4.3 million in sales in 2021. E-commerce sales grew 447.8% year-over-year in Greater China in 2021 to €8.5 million, led by Lanvin through localized product and digital strategies, successful entry into local online platforms, and highly successful KOL marketing campaigns.

The growth in North America was driven by the popularity of Lanvin’s footwear and leather goods categories, resulting in growth in both our DTC and wholesale channels for Lanvin, as well as the recovery of St. John and Wolford in North America from effects of the COVID-19 pandemic. The growth in EMEA benefited from the growing popularity of Lanvin and from post-COVID-19 recovery of Wolford. Wolford in EMEA also benefited from the growth in the new W line of athleisurewear.

Cost of sales

Cost of sales includes the raw material cost, production labor, assembly overhead including depreciation expense, procurement of the merchandise, and inventory valuation adjustments. In addition, cost of sales also includes customs duties, product packaging cost, royalty cost associated with sales of licensed products, and freight charges, excluding shipping and handling expenses for our e-commerce sales.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2022 and 2021.

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Purchases of raw materials, finished goods and manufacturing services	140,273	115,621	24,652	21.3%
Change in inventories	(1,896)	(6,071)	4,175	(68.8)%
Labor cost	34,465	25,926	8,539	32.9%
Logistics costs, duties and insurance	8,677	1,829	6,848	374.4%
Depreciation and amortization	1,209	876	333	38.0%
Others	1,640	739	901	121.9%

Total cost of sales by nature	184,368	138,920	45,448	32.7%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2022 and 2021.

	For the years ended December 31,		Increase/(Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Lanvin	59,334	38,844	20,490	52.7%
Wolford	39,286	30,262	9,024	29.8%
St. John	33,242	34,107	(865)	(2.5)%
Sergio Rossi	30,881	15,418	15,463	100.3%
Caruso	23,672	20,246	3,426	16.9%
Other and holding companies	101	83	18	21.7%
Eliminations and unallocated	(2,148)	(40)	(2,108)	5270.0%

Total	184,368	138,920	45,448	32.7%

Cost of sales for the year ended December 31, 2022 amounted to €184.4 million, an increase of €45.4 million or 32.7%, compared to €138.9 million for the year ended December 31, 2021. Cost of sales increase was due to the greater revenue scale, which increased by 36.7% year-over-year.

By segment, the increase in cost of sales was mainly related to the increase in scale and sales for all of our brands, including (i) an increase of € 20.5 million (or 52.7%) in Lanvin cost of sales, (ii) an increase of €15.5 million (or 100.3%) from Sergio Rossi, an increase of €9.0 million (or 29.8%) from Wolford, and an increase of €3.4 million (or 16.9%) from Caruso.

Cost of sales as a percentage of revenue declined to 43.7% for the year ended December 31, 2022, compared to 45.0% for the year ended December 31, 2021. Such decline was primarily due to greater economies of scale from production and reduced discounting and improved full price sales at all of our brands. In particular, St. John reduced cost of sales in percentage terms and absolute terms, to 38.7% of revenues or €33.2 million in 2022, from 46.7% or €34.1 million in 2021. Cost of sales also benefited from a category shift to accessories, as well as a greater emphasis on core and carry-over products, which improved full price selling. Inventory impairment cost in 2022 was €11.4 million, versus €9.0 million in 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2021 and 2020.

	For the years ended December 31,		Increase/(Decrease)
(Euro thousands, except percentages)	2021	2020	2021 vs 2020%
Purchases of raw materials, finished goods and manufacturing services	115,621	70,985	44,637	62.9%
Change in inventories	(6,071)	5,870	(11,942)	(203.4)%
Labor cost	25,926	24,708	1,218	4.9%
Logistics costs, duties and insurance	1,829	1,882	(52)	(2.8)%
Depreciation and amortization	876	1,211	(336)	(27.7)%
Others	739	562	177	31.5%

Total cost of sales by nature	138,920	105,218	33,702	32.0%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2021 and 2020.

	For the years ended December 31,		Increase/(Decrease)
(Euro thousands, except percentages)	2021	2020	2021 vs 2020%
Lanvin	38,844	21,416	17,428	81.4%
Wolford	30,262	29,519	743	2.5%
St. John	34,107	33,525	582	1.7%
Sergio Rossi	15,418	—	15,418	—
Caruso	20,246	21,470	(1,224)	(5.7)%
Other and holding companies	83	388	(305)	(78.6)%
Eliminations and unallocated	(40)	(1,100)	1,060	(96.4)%

Total	138,920	105,218	33,702	32.0%

Cost of sales for the year ended December 31, 2021 amounted to €138.9 million, an increase of €33.7 million or 32.0%, compared to €105.2 million for the year ended December 31, 2020. Cost of sales increase was due to the greater revenue scale, which increased by 38.7% year-over-year. The increase in cost of sales in 2021 was also partially due to higher inventory impairment cost in 2021, which increased by €4.5 million or 102.5% from 2020 to €9.0 million (or 2.9% of revenues), of which Lanvin’s inventory impairment increased by €5.0 million or 135.5% from 2020 to €8.7 million. The increase in inventory impairment was due to higher inventory purchases resulting from the greater scale of our business, our push to launch new products as part of our category expansion efforts, and continued COVID-19 pandemic impact on our seasonal products from lockdowns and production delays. We expect inventory impairment costs to decline as a percentage of revenue as we shift our sales to a greater proportion of carryover products and non-seasonal accessories products, and as impact of the COVID-19 pandemic is reduced.

By segment, the increase in cost of sales was mainly related to the increase in sales of the majority of segments, including (i) an increase of €17.4 million (or 81.4%) in Lanvin cost of sales, (ii) an increase of €0.7 million (or 2.5%) from Wolford, and an increase of €0.6 million (or 1.7%) from St. John. With its acquisition in July 2021, Sergio Rossi added another of €15.4 million in cost of sales.

Cost of sales as a percentage of revenue declined to 45.0% in 2021, versus 47.3% in 2020. Such decline was primarily due to the continuing sales channel shift from our wholesale channels to the higher gross margin DTC channels, which grew to 60.5% of total revenues in 2021 from 55.9% in 2020. Cost of sales also benefited from a category shift to accessories, as well as a greater emphasis on core and carry-over products, which improved full price selling. Cost of sales also benefited from greater economy of scale manufacturing efficiencies and higher order volume, as well as from higher sell-through rates.

Gross profit

Year ended December 31, 2022 compared with year ended December 31, 2021

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Lanvin	60,513	34,028	26,485	77.8%
Wolford	86,228	79,070	7,158	9.1%
St. John	52,642	38,987	13,655	35.0%
Sergio Rossi	31,048	13,319	17,729	133.1%
Caruso	7,147	4,449	2,698	60.6%
Other and holding companies	10,846	6,885	3,961	57.5%
Eliminations and unallocated	(10,480)	(6,836)	(3,644)	53.3%

Total	237,944	169,902	68,042	40.0%

Gross profit for the year ended December 31, 2022 amounted to €237.9 million, an increase of €68.0 million or 40.0%, compared to €169.9 million for the year ended December 31, 2021.

By segment, the increase in gross profit was mainly related to the increase in sales of all brands, excluding eliminations and unallocated, and improvements in manufacturing efficiencies and sell-through rates to reduce costs. Gross profit margin improved to 56.3% for the year ended December 31, 2022 from 55.0% for the year ended December 31, 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

	For the years
	ended December 31,		Increase/(Decrease)
			2021 vs
(Euro thousands, except percentages)	2021	2020	2020	%
Lanvin	34,028	13,573	20,455	150.7%
Wolford	79,070	65,865	13,205	20.0%
St. John	38,987	32,987	6,000	18.2%
Sergio Rossi	13,319	—	13,319	—
Caruso	4,449	4,881	(432)	(8.9)%
Other and holding companies	6,885	2,181	4,704	215.7%
Eliminations and unallocated	(6,836)	(2,093)	(4,743)	226.6%

Total	169,902	117,394	52,508	44.7%

Gross profit for the year ended December 31, 2021 amounted to €169.9 million, an increase of €52.5 million or 44.7%, compared to €117.4 million for the year ended December 31, 2020.

By segment, the increase in gross profit was mainly related to the increase in sales of all segments, excluding Caruso and eliminations and unallocated, while improving manufacturing efficiencies and sell-through rates to reduce costs. Gross profit margin improved to 55.0% in 2021 from 52.7% in 2020. Gross profit margin before inventory impairment, which is a non-IFRS financial measure, improved to 57.9% in 2021 from 54.7% in 2020. See “—Non-IFRS Financial Measures.”

Marketing and selling expenses

Marketing and selling expenses include store employee compensation, occupancy costs, depreciation, supply costs for store equipment, wholesale and retail account administration compensation globally, as well as depreciation and amortization which includes depreciation on right-of-use assets under IFRS 16. These expenses are affected by the number of stores that are open during any fiscal period and store performance, as compensation and rent expenses can vary with sales. Marketing and selling expenses also include advertising and marketing expenses, which consist of media space and production costs, advertising agency fees, public relations and market research expenses. In addition, marketing and selling expenses include distribution and customer service expenses which consist of warehousing, order fulfillment, shipping and handling, customer service, employee compensation and bag repair costs.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a breakdown of marketing and selling expenses by portfolio brand for the years ended December 31, 2022 and 2021.

	For the years ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Lanvin	(75,852)	(58,124)	(17,728)	30.5%
Wolford	(81,901)	(59,351)	(22,550)	38.0%
St. John	(42,498)	(37,697)	(4,801)	12.7%
Sergio Rossi	(24,502)	(9,489)	(15,013)	158.2%
Caruso	(1,446)	(1,144)	(302)	26.4%
Other and holding companies	(684)	(188)	(496)	263.8%
Eliminations and unallocated	2,150	491	1,659	337.9%

Total	(224,733)	(165,502)	(59,231)	35.8%

Marketing and selling expenses for the year ended December 31, 2022 amounted to €224.7 million, an increase of €59.2 million (or 35.8%), compared to €165.5 million for the year ended December 31, 2021.

By segment, the increase in marketing and selling expenses was mainly related to (i) an increase of €22.6 million (or 38.0%) from Wolford, (ii) an increase of €17.7 million (or 30.5%) from Lanvin, (iii) an increase of €15.0 million (or 158.2%) from Sergio Rossi, and (iv) an increase of € 4.8 million (or 12.7%) from St. John. The increase in marketing and selling expenses at Lanvin was driven by our investment in building the brand awareness as well as expansion of our retail network in the past year. The increase in marketing and selling expenses at Wolford was driven by the renewed brand strategy and investment in the athleisure (“The W”) and collaboration (“W Lab”) product lines.

Marketing and selling expenses declined as a percentage of revenue due to increased productivity at our DTC retail locations and economies of scale as well as an increased proportion of wholesale revenues that were generally associated with lower marketing costs. By segment, Lanvin’s marketing and selling expenses as a percentage of revenue improved to 63.3% in the year ended December 31, 2022 from 79.8% in the year ended December 31, 2021 due to higher sales performance at its retail locations. We expect marketing and selling expenses to decline significantly as a percentage of revenue as the total sales increase and as we continue to refresh and replace unprofitable locations.

Year ended December 31, 2021 compared with year ended December 31, 2020

The following table sets forth a breakdown of marketing and selling expenses by portfolio for the years ended December 31, 2021 and 2020.

	For the years
	ended December 31,		Increase/(Decrease)
			2021 vs
(Euro thousands, except percentages)	2021	2020	2020	%
Lanvin	(58,124)	(43,147)	(14,977)	34.7%
Wolford	(59,351)	(65,006)	5,655	(8.7)%
St. John	(37,697)	(42,273)	4,576	(10.8)%
Sergio Rossi	(9,489)	—	(9,489)	—
Caruso	(1,144)	(1,708)	564	(33.0)%
Other and holding companies	(188)	(74)	(114)	154.1%
Eliminations and unallocated	491	577	(86)	(14.9)%

Total	(165,502)	(151,631)	(13,871)	9.1%

Marketing and selling expenses for the year ended December 31, 2021 amounted to €165.5 million, an increase of €13.9 million or 9.1%, compared to €151.6 million for the year ended December 31, 2020.

By segment, the increase in marketing and selling expenses was mainly related to (i) an increase of €15.0 million (or 34.7%) from Lanvin, (ii) a decrease of €5.7 million (or 8.7%) from Wolford, and (iii) a decrease of €4.6 million (or 10.8%) from St. John. With its acquisition in July 2021, Sergio Rossi added €9.5 million in marketing and selling expenses. The increase in marketing and selling expenses at Lanvin was driven by our investment in the rapid expansion of our retail network in 2021, including eight new boutique and outlet stores. We consider such investment to be crucial for supporting our brands’ rapid development in their near-term growth stage and preparing for a sustainable long-term growth plan.

Marketing and selling expenses declined as a percentage of revenue due to increased productivity at our DTC retail locations and economies of scale. By segment, Lanvin’s marketing and selling expenses as a percentage of revenue improved to 79.8% in 2021 from 123.3% in 2020 due to higher sales performance at its retail locations. In 2021, Lanvin closed four underperforming retail locations upon lease expiration and opened eight new stores in higher traffic and higher performance locations, including our new Shanghai Plaza 66 store and Chengdu IFS store. In 2021, Wolford opened six new retail stores in locations in Greater China and EMEA. We expect marketing and selling expenses to decline significantly as a percentage of revenue as the new store openings decrease as a proportion of total stores and as we continue to refresh and replace unprofitable locations.

Contribution profit

Contribution profit is defined as net revenues less the cost of sales and selling and marketing expenses, which constitutes the majority of our variable costs. Contribution profit is a non-IFRS financial measure. See “—Non-IFRS Financial Measures.”

Year ended December 31, 2022 compared with year ended December 31, 2021

Our consolidated contribution profit increased by €8.8 million (or 200.3%) to €13.2 million for the year ended December 31, 2022 from €4.4 million in 2021. The increase was mainly related to (i) an increase of €8.9 million from St. John, (ii) an increase of €8.8 million from Lanvin, (iii) an increase of €2.7 million from Sergio Rossi, (iv) an increase of €2.4 million from Caruso, which was partially offset by a decrease of €15.4 million from Wolford.

Year ended December 31, 2021 compared with year ended December 31, 2020

In 2021, we returned to positive contribution profit of €4.4 million from €(34.2) million in 2020 due to improving gross profit margin and improving sales efficiency at our stores. In particular, Wolford and St. John had contribution profits of €19.7 million and €1.3 million in 2021, versus contribution profits of €0.9 million and contribution loss of €9.3 million in the previous year. With both Wolford and St. John back to contribution margin positive, we plan to rapidly scale up both businesses to further improve our economy of scale and reach profitability.

General and administrative expenses

General and administrative expenses include administrative and management staff costs, product creation and sample costs, rent, depreciation, and amortization expenses for our administrative staff, as well as IT system development and maintenance expenses.

Year ended December 31, 2022 compared with year ended December 31, 2021

General and administrative expenses increased to €153.1 million or by 25.0% for the year ended December 31, 2022, from €122.5 million for the year ended December 31, 2021. General and administrative expenses declined as a percentage of revenue to 36.3% for the year ended December 31, 2022 from 39.7% for the year ended December 31, 2021, due to cost optimization and economies of scale. The increase was primarily due to the acquisition of Sergio Rossi in 2021 and additional costs associated with the Business Combination and preparations for becoming a listed company.

We expect general and administrative expenses to continue to decline as a percentage of revenues as we continue to benefit from economies of scale and leverage synergies across our brands.

Year ended December 31, 2021 compared with year ended December 31, 2020

General and administrative expenses increased to €122.5 million or by 6.4% in 2021 from €115.2 million in 2020. The increase was due to greater investment in our product creation and development, offset by a decrease in depreciation and amortization, while the decrease as a percentage of revenue was due to economy of scale and cost saving initiatives. We continue to invest in expanding our product categories, including into accessories categories such as sneakers and leather goods for Lanvin, and into athleisurewear and ready-to-wear categories for Wolford.

General and administrative expenses declined as a percentage of revenue to 39.7% in 2021 from 51.7% in 2020, due to cost optimization and economy of scale. We expect general and administrative expenses to continue to decline as a percentage of revenue as we continue to benefit from economy of scale and leverage synergies across our brands.

Other operating income and expenses

Other operating income and expenses include foreign exchange gains or losses and impairment losses.

Year ended December 31, 2022 compared with year ended December 31, 2021

Other operating income and expenses decreased to €2.3 million loss for the year ended December 31, 2022 from €10.1 million gain for the year ended December 31, 2021, mainly due to a foreign exchange loss of €0.3 million in 2022, compared to a gain of €10.5 million for 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Other operating income and expenses increased to a €10.1 million gain in 2021 from a €18.4 million loss in 2020. Impairment gain in 2021 was €0.2 million, compared to a loss of €15.1 million in 2020, mainly due to the impact of the COVID-19 pandemic. Foreign exchange gain in 2021 was €10.5 million, compared to a loss of €3.3 million in 2020.

Loss from operations before non-underlying items

Year ended December 31, 2022 compared with year ended December 31, 2021

Loss from operations before non-underlying items for the year ended December 31, 2022 increased by €34.3 million (or 31.7%) to €142.3 million, compared to €108.0 million for the year ended December 31, 2021. Loss from operations before non-underlying items as a percentage of total revenue decreased to 33.7%, from 35.0% in 2021. The increase in loss from operations before non-underlying items was due to an increase in expenses, and partially offset by an increase in gross profit.

Year ended December 31, 2021 compared with year ended December 31, 2020

Loss from operations before non-underlying items for the year ended December 31, 2021 decreased by €59.8 million (or 35.6%) to €108.0 million, compared to €167.8 million for the year ended December 31, 2020. The decrease in loss from operations before non-underlying items was due to a decrease in other expenses as a percentage of revenue, as well as the increase in revenue.

Adjusted EBITDA

Year ended December 31, 2022 compared with year ended December 31, 2021

Adjusted EBITDA, which is a non-IFRS financial measure, for the year ended December 31, 2022 decreased to €(72.0) million from €(58.9) million for the year ended December 31, 2021. This decrease was mainly due to the increased operating expenses and adjusted EBITDA loss from the acquisition of Sergio Rossi, and partially offset by the improvement in our gross profit. Adjusted EBITDA as a percentage of total revenue improved to (17.0)% in 2022 from (19.1)% in 2021. See “—Non-IFRS Financial Measures.”

Year ended December 31, 2021 compared with year ended December 31, 2020

Adjusted EBITDA, which is a non-IFRS financial measure, for the year ended December 31, 2021 improved to €(58.9) million from €(88.1) million in 2020. The improvement was due to lower loss from operations before non-underlying items in 2021, offset by a FX gain of €10.5 million in 2021 versus a loss of €3.3 million in 2020, as well as lower provision and impairment losses of €10.8 million in 2021 versus €22.7 million in 2020. Depreciation expenses added back in 2021 was €41.6 million versus €48.3 million in 2020, while share based compensation expenses added back was €7.2 million in 2021 versus €5.4 million in 2020. See “—Non-IFRS Financial Measures.”

Non-underlying items

Non-underlying items comprise net gains on disposals, negative goodwill from acquisition of a subsidiary, gain on debt restructuring, government grants and others.

Year ended December 31, 2022 compared with year ended December 31, 2021

The non-underlying items were €83.1 million loss or 19.7% of revenues for the year ended December 31, 2022, versus €45.2 million gain or 14.6% of revenues for the year ended December 31, 2021. The decrease in the non-underlying items by €128.3 million (or 283.7%) was mainly due to (i) €74.5 million cost related to the excess of the fair value of LGHL ordinary shares issued as part of the Reverse Recapitalization and the fair value of PCAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of PCAC’s shares of USD9.90 per share on December 14, 2022 and (ii) €9.7 million related to listing expenses for the year ended December 31, 2022.

Year ended December 31, 2021 compared with year ended December 31, 2020

The non-underlying items were €45.2 million or 14.6% of revenues in 2021, versus €43.5 million or 19.6% of revenues in 2020. The increase in the non-underlying items by €1.7 million (or 3.8%) was due to the acquisition of Sergio Rossi in July 2021, resulting in the increase of negative goodwill from acquisition of a subsidiary by €7.9 million, and the gain on the debt restructuring by €7.4 million.

Operating Loss

Year ended December 31, 2022 compared with year ended December 31, 2021

Operating loss for the year ended December 31, 2022 amounted to €225.3 million, an increase of €162.5 million or 258.8%, compared to €62.8 million for the year ended December 31, 2021. The increase in operating loss was due to an increase in loss from operations before non-underlying items and a decrease of non-underlying items.

Year ended December 31, 2021 compared with year ended December 31, 2020

Operating loss for the year ended December 31, 2021 amounted to €62.8 million, a decrease of €61.5 million or 49.5%, compared to €124.3 million for the year ended December 31, 2020. The decrease in operating loss was due to a decrease in other expenses as a percentage of revenue, and an increase in revenue.

Finance cost—(net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Year ended December 31, 2022 compared with year ended December 31, 2021

Finance costs for the year ended December 31, 2022 amounted to €14.6 million, an increase of €5.2 million or 56.3%, compared to finance costs of €9.3 million for the year ended December 31, 2021. The increase in finance income for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily attributable to an increase in net foreign exchange gains of €3.0 million.

Finance expenses for the year ended December 31, 2022 amounted to €20.0 million, an increase of €8.3 million or 71.2%, compared to €11.7 million for the year ended December 31, 2021. The increase in financial expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily attributable to increases in interest expenses on borrowings of €12.4 for the year ended December 31, 2022 versus €5.4 million for the year ended December 31, 2021, and increases in interest expenses on lease liabilities of €6.7 million for the year ended December 31, 2022, compared to €5.6 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Finance costs for the year ended December 31, 2021 amounted to €9.3 million, a decrease of €3.7 million or 28.3%, compared to finance costs of €13.0 million for the year ended December 31, 2020. The increase in finance income in 2021 compared to 2020 was primarily attributable to an increase in net foreign exchange gains of €2.4 million.

Finance expenses for the year ended December 31, 2021 amounted to €11.7 million, a decrease of €1.3 million or 10.2%, compared to €13.0 million for the year ended December 31, 2020. The decrease in finance expenses in 2021 compared to 2020 was primarily attributable to decreases in interest expenses on lease liabilities of €5.6 million in 2021, compared to €7.7 million in 2020, net exchange losses of €1.3 million in 2020, offset by an increase in other finance expenses of €0.8 million in 2021 versus €0.5 million in 2020, and an increase in interest expenses on borrowings of €5.4 million in 2021 versus €3.5 million in 2020.

Loss before income tax

Year ended December 31, 2022 compared with year ended December 31, 2021

Loss before income tax for the year ended December 31, 2022 amounted to €239.9 million, an increase of €167.8 million or 232.6%, compared to €72.1 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Loss before income tax for the year ended December 31, 2021 amounted to €72.1 million, a decrease of €65.1 million or 47.5%, compared to €137.3 million for the year ended December 31, 2020.

Income tax benefits / (expenses)

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Year ended December 31, 2022 compared with year ended December 31, 2021

Income tax expenses for the year ended December 31, 2022 amounted to €0.1 million gain, decreased by €4.4 million, compared to €4.3 million loss for the year ended December 31, 2021.

The decrease in income tax expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily attributable to €0.3 million deferred income taxes impact in 2022, compared to €3.5 million in 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Income tax expenses for the year ended December 31, 2021 amounted to €4.3 million, increased by €5.9 million, compared to an income tax rebate of €1.6 million for the year ended December 31, 2020.

The increase in income tax expenses in 2021 compared to 2020 was primarily attributable to the decrease in operating costs as a result of the recovery from the COVID-19 pandemic as well as the other factors that affected the results of operations as described above.

Loss for the year

Year ended December 31, 2022 compared with year ended December 31, 2021

Loss for the year ended December 31, 2022 amounted to €239.8 million, an increase of €163.3 million or 213.6%, compared to €76.5 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Loss for the year ended December 31, 2021 amounted to €76.5 million, a decrease of €59.2 million or 43.6%, compared to €135.7 million for the year ended December 31, 2020.

Results by Segment

Year ended December 31, 2022 compared with year ended December 31, 2021

The following is a discussion of revenues, gross profit and contribution profit for each segment for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2022 and 2021:

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Revenues	119,847	72,872	46,975	64.5%
Gross profit	60,513	34,028	26,485	77.8%
Gross profit margin	50.5%	46.7%	3.8%
Marketing and selling expenses	(75,852)	(58,124)	(17,728)	30.5%
Contribution profit(1)(3)	(15,339)	(24,096)	8,757	(36.3)%
Contribution profit margin(2)(3)	(12.8)%	(33.1)%	20.3%

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 grew to €119.8 million, an increase of €47.0 million or 64.5% compared to €72.9 million for the year ended December 31, 2021.

Lanvin benefited from growing consumer awareness and demand for its accessory products, especially the growing leather goods and footwear categories. The increase in revenues was mainly related to the growth of our wholesale business, which grew by €30.7 million or 145.3% year-over-year to €51.9 million.

Revenue through our DTC channels grew by 26.9% from €46.1 million for the year ended December 31, 2021, to €58.5 million for the year ended December 31, 2022. The growth in DTC channels was due to the improving sales from our North American and European regions, driven by optimized product offering, elevated brand marketing activations, and refreshed store concepts. North American and European DTC business grew by €11.3 million or 48.1% to €34.6 million in 2022. In particular, the growing popularity of our accessory categories boosted e-commerce sales in North America and EMEA by €3.5 million or 81.6% to €7.9 million in 2022.

All regions experienced growth. EMEA and North American regions were the key geographic growth drivers, growing by 92.8% to €61.1 million and by 78.7% to €28.5 million for the year ended December 31, 2022, respectively. In Greater China, the business also grew by 9.3% to €25.7 million despite the negative economic impacts of the COVID-19 pandemic.

Gross profit

Gross profit for the year ended December 31, 2022 grew to €60.5 million, an increase of €26.5 million or 77.8% compared to €34.0 million for the year ended December 31, 2021.

The increase in gross profit was primarily attributable to the growth in revenues, and the increase in gross profit margin due to the economies of scale brought by larger order sizes, which reduced our unit cost, and higher sell-through rates for all categories.

Impairment costs decreased by 19.9% to €7.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, due to the increasing business share of leather goods and footwear categories which are less seasonal. As a percentage of revenue, impairment costs decreased to 5.8% in 2022 from 12.0% in 2021.

Contribution profit

Contribution loss for the year ended December 31, 2022 was €15.3 million (or 12.8% of revenue), an improvement of €8.8 million from the €24.1 million loss (or 33.1% of revenue) for the year ended December 31, 2021.

The improvement in contribution loss was due to the higher gross profit from the greater scale of our business and improving sales in our retail stores, helping to reduce our marketing and selling expense as a percentage of revenue to 63.3% from 79.8% for the year ended December 31, 2021. We expect our marketing and selling expenses to continue to decline as a percentage of revenues as we scale and further improve our operational efficiency in stores and directly operated online channels.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2022 and 2021:

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Revenues	125,514	109,332	16,182	14.8%
Gross profit	86,228	79,070	7,158	9.1%
Gross profit margin	68.7%	72.3%	(3.6)%
Marketing and selling expenses	(81,901)	(59,351)	(22,550)	38.0%
Contribution profit(1)(3)	4,327	19,719	(15,392)	(78.1)%
Contribution profit margin(2)(3)	3.4%	18.0%	(14.6)%

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 grew to €125.5 million, an increase of €16.2 million or 14.8% compared to €109.3 million for the year ended December 31, 2021.

North American and EMEA regions were the key geographic growth drivers for Wolford, growing by 44.5% to €31.5 million and by 9.2% to €86.5 million for the year ended December 31, 2022, respectively. In Greater China, our business declined by 6.8% to €6.8 million, mainly due to the negative economic impacts of the COVID-19 pandemic. The growth in all regions except Greater China was led by our DTC channels, which grew by 21.2% or €15.8 million from the year ended December 31, 2021 to €90.4 million in the year ended December 31, 2022. Revenue growth was also driven by our athleisure collection “The W” (modern, young and sporty) which grew by 36.0% in the year ended December 31, 2022.

Gross profit

Gross profit margin for the year ended December 31, 2022 decreased to 68.7% from 72.3% for the year ended December 31, 2021. Gross profit increased by €7.2 million to €86.2 million for the year ended December 31, 2022, compared to €79.1 million for the year ended December 31, 2021.

The decrease in gross profit margin versus the year ended December 31, 2021 was primarily attributable to increasing labor cost in 2022 compared to 2021. The labor cost as a percentage of revenue accounted for 9.5% of revenues (or €11.9 million) for the year ended December 31, 2022, versus 6.7% of revenues or €7.3 million for the year ended December 31, 2021, respectively.

Contribution profit

Contribution profit for the year ended December 31, 2022 was €4.3 million (or 3.4% of revenue), versus a profit of €19.7 million (or 18.0% of revenue) for the year ended December 31, 2021. Marketing and selling expenses increased to €81.9 million (65.3% of revenues) in the year ended December 31, 2022 from €59.4 million (54.3% of revenues) for the year ended December 31, 2021.

The increase in marketing and selling expenses in 2022 was mainly due to a €6.4 million increase in personnel expense, a €3.0 million increase in freight cost, a €2.9 million increase in advertising and marketing versus 2021 and a €2.1 million increase in rental expenses. As a percentage of revenue, personnel costs rose to 22.1% of revenues in 2022 versus 19.6% in 2021 due to higher social benefit contributions and expenses.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2022 and 2021:

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Revenues	85,884	73,094	12,790	17.5%
Gross profit	52,642	38,987	13,655	35.0%
Gross profit margin	61.3%	53.3%	8.0%
Marketing and selling expenses	(42,498)	(37,697)	(4,801)	12.7%
Contribution profit(1)(3)	10,144	1,290	8,854	686.4%
Contribution profit margin(2)(3)	11.8%	1.8%	10.0%

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 amounted to €85.9 million, an increase of €12.8 million compared to €73.1 million for the year ended December 31, 2021.

St. John grew its revenues by 17.5% from 2021 while reducing discounting and increasing the proportion of full-price selling at our DTC channels. DTC sales in North America in 2022 grew €35.8% from 2021 to €61.3 million or by 16.1 million, benefiting from higher increased full price selling as well as reopening and resumption of social gatherings in the U.S. However, the COVID-19 pandemic impact in Greater China resulted in a €1.3 million decrease in DTC sales to €5.2 million in the region. St. John also benefited from the U.S. dollar appreciation versus the Euro, which appreciated to an average exchange rate of 1.0521 EUR/USD in 2022 from an average exchange rate of 1.1835 EUR/USD in 2021.

Gross profit

Gross profit for the year ended December 31, 2022 was €52.6 million, an increase of €13.7 million compared to €39.0 million for the year ended December 31, 2021. Gross profit margin improved to 61.3% in the year ended December 31, 2022 versus 53.3% for the year ended December 31, 2021. Gross profit margin improved for the year ended December 31, 2022 due to the higher proportion of full-price sell-through at our DTC channels as well as the continued shift in revenues from wholesale to higher-margin DTC channels.

Contribution profit

Contribution profit for the year ended December 31, 2022 was €10.1 million (or 11.8% of revenue), versus a contribution profit of €1.3 million (or 1.8% of revenue) for the year ended December 31, 2021. Marketing and selling expenses increased to €42.5 million (49.5% of revenue) in 2022 from €37.7 million (51.6% of revenue) for the year ended December 31, 2021.

The increase in marketing and selling expenses was mainly due to U.S. dollar’s appreciation versus the Euro, which appreciated to an average exchange rate of 1.0521 EUR/USD in 2022 from an average exchange rate of 1.1835 EUR/USD in 2021. The percentage of marketing and selling expenses of revenue decreased to 49.5% in 2022 from 51.6% in 2021.

Sergio Rossi Segment

As we acquired Sergio Rossi in July 2021, the Sergio Rossi segment did not contribute to our results in the seven months ended July 31, 2021. The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2022 and 2021:

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Revenues	61,929	28,737	33,192	115.5%
Gross profit	31,048	13,319	17,729	133.1%
Gross profit margin	50.1%	46.3%	3.8%
Marketing and selling expenses	(24,502)	(9,489)	(15,013)	158.2%
Contribution profit(1)(3)	6,546	3,830	2,716	70.9%
Contribution profit margin(2)(3)	10.6%	13.3%	(2.7)%

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 amounted to €61.9 million, an increase of €33.2 million compared to €28.7 million for the year ended December 31, 2021. The increase was primarily due to the consolidation of Sergio Rossi for the year ended December 31, 2022. Since Sergio Rossi was acquired in July 2021, its revenues were consolidated in our results from August 2021. On pro forma basis, revenue grew 4.6% from €59.2 million in full year 2021. Third-party production contributed to €12.3 million of wholesale for the year ended December 31, 2022 compared to €8.0 million for the year ended December 31, 2021.

Gross profit

Gross profit for the year ended December 31, 2022 was €31.0 million, an increase of €17.7 million compared to €13.3 million for the year ended December 31, 2021. Gross profit margin improved to 50.1% in the year ended December 31, 2022 versus 46.3% for the year ended December 31, 2021. Gross profit margin improved for the year ended December 31, 2022 due to the increase of higher margin DTC business as a percentage of revenues. Excluding third-party production, gross profit margin was 59.8% for the year ended December 31, 2022, compared to 60.0% for the year ended December 31, 2021.

Contribution profit

Contribution profit for the year ended December 31, 2022 was €6.5 million (or 10.6% of revenue), versus a contribution profit of €3.8 million (or 13.3% of revenue) for the year ended December 31, 2021. Marketing and selling expenses increased to €24.5 million (39.6% of revenue) in 2022 from €9.5 million (33.0% of revenue) for the year ended December 31, 2021, as a result of higher investment in brand building and sales channel improvement since integrating Sergio Rossi into the Group.

The increase in marketing and selling expenses was due to a €5.8 million increase in personnel costs and sales commissions resulting from increasing sales, a €4.4 million increase in advertising expenses as well as a €2.2 million increase in rental expenses.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the years ended December 31, 2022 and 2021:

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Revenues	30,819	24,695	6,124	24.8%
Gross profit	7,147	4,449	2,698	60.6%
Gross profit margin	23.2%	18.0%	5.2%
Marketing and selling expenses	(1,446)	(1,144)	(302)	26.4%
Contribution profit(1)(3)	5,701	3,305	2,396	72.5%
Contribution profit margin(2)(3)	18.5%	13.4%	5.1%

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 was €30.8 million, an increase of €6.1 million or 24.8% compared to €24.7 million for the year ended December 31, 2021.

The increase in revenues was mainly related to recovery of formal business wear resulting from the post-COVID back-to-office trend globally.

Gross profit

Gross profit for the year ended December 31, 2022 was €7.1 million, an increase of €2.7 million compared to €4.4 million for the year ended December 31, 2021. Gross profit margin increased to 23.2% for the year ended December 31, 2022 from 18.0% for the year ended December 31, 2021 due to economies of scale and better management of labor costs.

Contribution profit

Contribution profit for the year ended December 31, 2022 was €5.7 million (or 18.5% of revenue), an improvement of €2.4 million or 72.5% from €3.3 million (or 13.4% of revenue) for the year ended December 31, 2021. The improvement in contribution profit was due to the improvement of gross profit as well as better control of marketing and selling expenses.

Year ended December 31, 2021 compared with year ended December 31, 2020

The following is a discussion of revenues, gross profit and contribution profit for each segment for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2021 and 2020:

	For the years
	ended December 31,		Increase/(Decrease)
			2021 vs
(Euro thousands, except percentages)	2021	2020	2020	%
Revenue	72,872	34,989	37,883	108.3%
Gross profit	34,028	13,573	20,455	150.7%
Gross profit margin	46.7%	38.8%	7.9%
Marketing and selling expenses	(58,124)	(43,147)	(14,977)	34.7%
Contribution profit(1)(3)	(24,096)	(29,574)	5,478	(18.5)%
Contribution profit margin(2)(3)	(33.1)%	(84.5)%	51.4%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2021 grew to €72.9 million, an increase of €37.9 million or 108.3% compared to €35.0 million for the year ended December 31, 2020.

The increase in revenues was mainly related to the growth of our DTC channels, which grew by 172.0% from €17.0 million in 2020, to €46.1 million in 2021. The growth in DTC channels was due to new store openings in Greater China region, and improving sales per square meter from our North American and Greater China regions, driven by optimized product offering, elevated brand marketing activations, and refreshed store concepts. All regions benefited from growing consumer awareness and demand for Lanvin brand, especially our growing leather goods and footwear categories and our collaboration products with Gallery Department. The growing popularity of our leather goods, footwear and accessories categories and successful entry into new online platforms also helped to expand Lanvin’s e-commerce sales, which grew by 415.0 % or €8.8 million in 2020, to €10.9 million in 2021.

Gross profit

Gross profit for the year ended December 31, 2021 grew to €34.0 million, an increase of €20.5 million or 150.7% compared to €13.6 million for the year ended December 31, 2020.

The increase in gross profit was primarily attributable to the growth in revenues, while the increase in gross profit margin was due to economies of scale as our larger order sizes reduced our unit cost, and higher sell-through rates for all categories (in particular ready-to-wear, leather goods and footwear). In both 2020 and 2021, Lanvin’s gross profit margin was negatively impacted by the COVID-19 pandemic, especially for its seasonal items.

Impairment costs increased by 135.5% in 2021 compared to 2020, to €8.7 million due to the 108.3% revenue growth in 2021, our continued investment in new leather goods and footwear products as part of our category expansion efforts, as well as due to continuing COVID-19 pandemic impact on our seasonal products from lockdowns and production delays. Excluding inventory impairment, Lanvin’s gross profit and gross profit margin in 2021 was €42.7 million and 58.6%. As we increase the long-term investment in core and carryover products, in particular in our leather goods and footwear categories, we expect impairment costs to decrease significantly in absolute terms and as a percentage of revenue. Furthermore, we expect additional improvements in our gross margin as we continue to rapidly scale our business and upgrade our inventory control systems.

Contribution profit

Contribution loss for the year ended December 31, 2021 was €24.1 million (or 33.1% of revenue), an improvement of €5.5 million from €29.6 million (or 84.5% of revenue) in 2020.

The improvement in contribution profit was due to the higher gross profit margin and improving sales per square meter in our retail stores, helping to reduce our marketing and selling expense as a percentage of revenue to 79.8% from 123.3% in 2020. We expect our marketing and selling expenses to continue to decline as a percentage of revenue as we scale and further improve our operational efficiency in stores and directly operated online channels.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,		Increase/(Decrease)
			2021 vs
(Euro thousands, except percentages)	2021	2020	2020	%
Revenues	109,332	95,384	13,948	14.6%
Gross profit	79,070	65,865	13,205	20.0%
Gross profit margin	72.3%	69.1%	3.3%
Marketing and selling expenses	(59,351)	(65,006)	5,655	(8.7)%
Contribution profit(1)(3)	19,719	859	18,860	2,195.6%
Contribution profit margin(2)(3)	18.0%	0.9%	17.1%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2021 grew to €109.3 million, an increase of €13.9 million or 14.6% compared to €95.4 million for the year ended December 31, 2020.

Greater China and North American regions were the key geographic growth drivers for Wolford, growing by 49.8% to €7.3 million and by 33.3% to €21.8 million in 2021, respectively. In EMEA, we grew our business by 7.4% to €79.2 million, despite the negative economic impacts of the COVID-19 pandemic. The growth in all regions was led by our DTC channels, which grew by 19.7% or €12.3 million from 2020 to €74.6 million. The growth drivers from an assortment point of view were the collections of the brand extension “The W” (modern, young and sporty) and “The W Lab” (cooperation with external star designers), which grew 11-fold in the legwear and ready-to-wear product groups. This once again confirmed the adopted strategy of the brand architecture.

With the aim of growing the business in certain key markets, Wolford has also started to develop collaborations with regionally relevant fashion design talents and brands. These include the lingerie capsule collection with Neiwai, a Shanghai-based brand known for its simple and sustainable cuts.

Gross profit

Gross profit margin for the year ended December 31, 2021 improved to 72.3% from 69.1% in 2020, as a result of the increase in gross profit by €13.2 million to €79.1 million in 2021, compared to €65.9 million for the year ended December 31, 2020.

The increase in gross profit margin versus 2020 was primarily attributable to economy of scale in manufacturing and due to underutilization of our factory in 2020. The cost of raw materials and manufacturing services as a percentage of revenue is 18.0% or €19.6 million in 2021 and 21.9% or €20.9 million in 2020, respectively. Similarly, labor cost as a percentage of revenue declined to 6.7% or €7.3 million in 2021 versus 9.4% or €8.9 million in 2020.

Contribution profit

Contribution profit for the year ended December 31, 2021 was €19.7 million (or 18.0% of revenue), versus €0.9 million (or 0.9% of revenue) in 2020. Marketing and selling expenses declined to €59.4 million (54.3% of revenues) in 2021 from €65.0 million (68.2% of revenues) in 2020.

The decrease in marketing and selling expenses was due to the optimization of our retail sales network. While we expect marketing and selling expenses to increase in absolute terms, we expect it will continue to decline as a percentage of revenue as we further improve our selling efficiency at our retail stores and as we continue to diversify our product categories into ready-to-wear, especially our W line of athleisurewear.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,		Increase/(Decrease)
			2021 vs
(Euro thousands, except percentages)	2021	2020	2020	%
Revenues	73,094	66,512	6,582	9.9%
Gross profit	38,987	32,987	6,000	18.2%
Gross profit margin	53.3%	49.6%	3.7%
Marketing and selling expenses	(37,697)	(42,273)	4,576	(10.8)%
Contribution profit(1)(3)	1,290	(9,286)	10,576	113.9%
Contribution profit margin(2)(3)	1.8%	(14.0)%	15.8%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2021 amounted to €73.1 million, an increase of €6.6 million or 9.9% compared to €66.5 million for the year ended December 31, 2020.

The increase in revenues was mainly related to greater sales for our DTC channels as well as our wholesale channels. DTC sales were supported by improving sales performance at our existing stores and new store expansion in Greater China. In particular, revenues started to recover in the second half of 2021 due to a higher proportion of full price selling and greater store traffic.

Gross profit

Gross profit for the year ended December 31, 2021 was €39.0 million, an increase of €6.0 million compared to €33.0 million for the year ended December 31, 2020. Gross profit margin improved to 53.3% in 2021 versus 49.6% in 2020. Gross profit margin improved in 2021 due to the continued shift in revenues from wholesale to higher margin DTC channels, as well as higher proportion of full price selling through our DTC channels.

Contribution profit

Contribution profit for the year ended December 31, 2021 was €1.3 million (or 1.8% of revenue), versus a loss of €9.3 million (or 14.0% of revenue) in 2020. Marketing and selling expenses declined to €37.7 million (51.6% of revenue) in 2021 from €42.3 million (63.6% of revenue) in 2020.

The decrease in marketing and selling expenses was due to the optimization of our retail sales network as we let our lease expire for our underperforming stores, while the decrease in marketing and selling expenses as a percentage of revenue was due to increased sales per square meter efficiency in our remaining stores. We expect our marketing and selling expenses to increase in absolute terms but decrease as a percentage of revenue as we continue to improve our selling efficiency, especially from back-to-office and post-COVID-19 return to formal events and weddings.

Sergio Rossi Segment

The following table sets forth revenue and gross profit for the Sergio Rossi segment for the year ended December 31, 2021, representing its results for only a portion of the year from the acquisition date through December 31, 2021:

(Euro thousands, except percentages)	For the year ended December 31,
2021
Revenues	28,737
Gross profit	13,319
Gross profit margin	46.3%
Marketing and selling expenses	(9,489)
Contribution profit(1)(3)	3,830
Contribution profit margin(2)(3)	13.3%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenue for the year ended December 31, 2021 amounted to €28.7 million. The revenue for Sergio Rossi segment was mainly related to sales for our DTC channels and wholesale business. Third party production contributed to €8.0 million of wholesale in 2021.

Gross profit

Gross profit for the year ended December 31, 2021 was €13.3 million, with a gross profit margin of 46.3%. Inventory impairment in 2021 was €2.3 million in 2021. Excluding inventory impairment, gross profit and gross profit margin in 2021 was €15.7 and 54.5%. Gross profit margin was negatively affected by third party production sales. Excluding third party production, gross profit margin was 60.0% in 2021.

Contribution profit

Contribution profit for Sergio Rossi from the acquisition date through December 31, 2021 was €3.8 million (or 13.3% of revenue). Marketing and selling expenses were €9.5 million.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the years ended December 31, 2021 and 2020:

	For the years ended
	December 31,		Increase/(Decrease)
			2021 vs
(Euro thousands, except percentages)	2021	2020	2020	%
Revenues	24,695	26,351	(1,656)	(6.3)%
Gross profit	4,449	4,881	(432)	(8.9)%
Gross profit margin	18.0%	18.5%	(0.5)%
Marketing and selling expenses	(1,144)	(1,708)	564	(33.0)%
Contribution profit(1)(3)	3,305	3,173	132	4.2%
Contribution profit margin(2)(3)	13.4%	12.0%	1.4%

(1)	Contribution profit equals to gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals to contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2021 was €24.7 million, a decrease of €1.7 million or 6.3% compared to €26.4 million for the year ended December 31, 2020.

The decrease in revenues was mainly related to the continued decline of formalwear business in 2021, which was negatively impacted by the COVID-19 pandemic. We expect the formalwear business to recover in 2022 as North American and European businesses return to the office and social distancing restrictions are lifted or eased.

Gross profit

Gross profit for the year ended December 31, 2021 was €4.4 million, a decrease of €0.4 million compared to €4.9 million for the year ended December 31, 2020. Gross profit margin decreased to 18.0% in 2021 from 18.5% in 2020 due to higher material costs.

Contribution profit

Contribution profit for the year ended December 31, 2021 was €3.3 million (or 13.4% of revenue), an improvement of €0.1 million or 4.2% from €3.2 million (or 12.0% of revenue) in 2020. The improvement in contribution profit was due to lower marketing and selling expenses, which declined by €0.6 million to €1.1 million (4.6% of revenues) in 2021 from €1.7 million (6.5% of revenues) in 2020, offset by the slight decrease in gross profit. The decrease in marketing and selling expenses was due to better cost control.

Non-IFRS Financial Measures

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit

Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses.

Contribution profit subtracts the main variable expenses of selling and marketing expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level.

Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use contribution profit margin as a key indicator of profitability at the group level as well as the portfolio brand level.

The table below reconciles revenue to contribution profit for the periods indicated.

	For the years ended
	December 31,

(Euro thousands)	2022	2021	2020
Revenue	422,312	308,822	222,612
Cost of Sales	(184,368)	(138,920)	(105,218)

Gross profit	237,944	169,902	117,394
Marketing and selling expenses	(224,733)	(165,502)	(151,631)

Contribution profit	13,211	4,400	(34,237)

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from the acquisition of Sergio Rossi, gain on debt restructuring and government grants.

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the years ended
	December 31,

(Euro thousands)	2022	2021	2020
Loss for the year	(239,751)	(76,452)	(135,657)
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	(129)	4,331	(1,603)
Finance cost—net	14,556	9,313	12,989
Non-underlying items	83,057	(45,206)	(43,546)

Loss from operations before non-underlying items	(142,267)	(108,014)	(167,817)
Add / (Deduct) the impact of:
Share based compensation	7,431	7,208	5,389

Adjusted EBIT	(134,836)	(100,806)	(162,428)

Adjusted EBITDA

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, negative goodwill from acquisition of Sergio Rossi, gain on debt restructuring and government grants.

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the years ended
	December 31,

(Euro thousands)	2022	2021	2020
Loss for the year	(239,751)	(76,452)	(135,657)
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	(129)	4,331	(1,603)
Finance cost—net	14,556	9,313	12,989
Non-underlying items	83,057	(45,206)	(43,546)

Loss from operations before non-underlying items	(142,267)	(108,014)	(167,817)
Add / (Deduct) the impact of:
Share based compensation	7,431	7,208	5,389
Provisions and impairment losses	16,729	10,766	22,676
Net foreign exchange (gains) / losses	339	(10,489)	3,304
Depreciation / Amortization	45,810	41,584	48,332

Adjusted EBITDA	(71,958)	(58,945)	(88,116)

Recent Developments

On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714,401,030 (the “facility”). JLSA used the facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The facility has a term of three years and bears a fixed interest of 9.10% per annum.

B.	Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of preferred shares, loans from our shareholder Fosun International (including its subsidiaries and joint ventures), and bank borrowings, and which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2022, 2021 and 2020, we had cash and cash equivalents of €91.9 million, €88.7 million and €44.9 million, respectively.

In October 2019 and October 2020, we raised €137.8 million from Series A and Series A+ capital rounds ordinary shares, of which Fosun International and affiliates invested €46.0 million. In May 2021 and October 2021, we raised €117.1 million from Series B preferred shares, of which Fosun International and affiliates invested €59.7 million. In December 2021, we adopted a share economic beneficial interest right scheme for the purpose of recognizing the contribution of participants including our senior management members and consultants to our growth via Brilliant Fashion Holdings Limited, and as a result of which 32,129,493 treasury shares were issued to Brilliant Fashion Holdings Limited.

In October 2022, we entered into an agreement with Meritz for a $50 million investment with half of the investment funded and the other half to be released upon satisfactions of certain conditions, including having an effective resale registration statement. In April 2023, Meritz subsequently funded the remaining half of the investment. See “—B. Liquidity and Capital Resources—Meritz Private Placement.”

In connection with the completion of the Business Combination, we received cash of approximately $190 million, including proceeds of approximately $153 million from the issuance of PIPE Shares (including the re-investment proceeds funded by our repayment of certain shareholder loans from Fosun International), proceeds of approximately $35 million from Aspex’s forward purchase transaction (net of cash used for transaction expenses) and PCAC’s cash held in trust account of approximately $2 million (net of cash used for PCAC’s share redemptions and transaction expenses in connection with the Business Combination).

Additionally, we have relied on liquidity provided by revenue generated from our operating activities. We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase inventory and to fund costs for services and other expenses. In addition to our general working capital and operational needs, we use significant amounts of cash for capital expenditures related to the opening of new stores or the renovation of existing stores, as well as for acquisitions. In connection with the COVID-19 pandemic, we have taken several measures to preserve our liquidity as described above (see “—A. Operating Results—Key Factors Affecting Our Financial Condition and Results of Operations”). Taking into account the source of liquidity discussed above, we have not experienced any material adverse changes in our liquidity position since the completion of the Business Combination.

Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $367.8 million. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants. The exercise price of our Warrants is $11.50 per share, subject to adjustment. We believe that the likelihood that Warrant holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Warrant holders will exercise their Warrants. In addition, Warrant holders have the option to exercise their Warrants on a cashless basis in accordance with the Existing Warrant Agreement and the Assignment, Assumption and Amendment Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of Warrants will decrease. The resale of Ordinary Shares issuable upon the exercise of Warrants, or the perception of such sales, may cause the market price of our Ordinary Shares to decline.

As a growing business, we may need additional cash resources from time to time to meet our obligations and fund our business and capital expenditures for the foreseeable future, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. A decline in the market price of our Ordinary Shares, resulting from sale of all or substantial amounts of the Ordinary Shares or Warrants being offered pursuant to our effective registration statement, or the perception in the market that our existing securityholders may or intend to sell all or a significant portion of such securities, could adversely affect our ability to issue additional securities and our ability to raise additional capital on acceptable terms at a time that we deem appropriate or at all in the future. See “Item 3. Key Information—D. Risk Factors—We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiative” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities” for more details. In addition, issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

Year ended December 31, 2022 compared to the year ended December 31, 2021

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2022 and 2021. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years
	ended December 31,		Increase/(Decrease)
			2022 vs
(Euro thousands, except percentages)	2022	2021	2021	%
Net cash used in operating activities	(80,851)	(73,088)	(7,763)	10.6%
Net cash (used in)/generated from investing activities	(21,799)	6,346	(28,145)	(443.5)%
Net cash generated from financing activities	104,937	110,065	(5,128)	(4.7)%

Net change in cash and cash equivalents	2,287	43,323	(41,036)	(94.7)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	88,658	44,171	44,487	100.7%
Effect of foreign exchange differences on cash and cash equivalents	804	1,164	(360)	(30.9)%

Cash and cash equivalents less bank overdrafts at the end of the year	91,749	88,658	3,091	3.5%

Net cash used in operating activities

Net cash used in operating activities increased by €7.8 million to €(80.9) million for the year ended December 31, 2022 from €(73.1) million for the year ended December 31, 2021. The increase was primarily attributable to higher revenue volumes, especially in our wholesale channel, which resulted in (i) an increase in inventories of €16.8 million or 18.2% to €109.1 million at the end of December, 2022, and (ii) an increase in trade receivables of €9.1 million or 22.8% to €48.9 million at the end of December 2022.

Net cash used in investing activities

Net cash used in investing activities increased by €28.1 million from €6.3 million net cash flows for the year ended December 31, 2021 to €(21.8) million net cash used for the year ended December 31, 2022. The increase was primarily attributable to the increase of payment for the purchase of long-term assets from €9.9 million in the year ended December 31, 2021 to €24.7 million in the year ended December 31, 2022, and the decrease in proceeds from disposal of long-term assets from €25.1 million in the year ended December 31, 2021 to €2.9 million in the year ended December 31, 2022.

Net cash flows generated from financing activities

Net cash flows generated from financing activities decreased by €5.1 million from €110.1 million for the year ended December 31, 2021 to €104.9 million for the year ended December 31, 2022. The decrease in cash flows from financing activities was primarily attributable to (i) higher repayment of borrowings of €(225.0) million, (ii) higher payment of borrowings interest of €(15.8) million, (iii) higher payment of lease liabilities interest of €(6.7) million, (iv) payments of transaction costs related to the reverse recapitalization of €(11.2) million, and offset by proceeds from the reverse recapitalization and proceeds from financing fund of €183.4 million and €24.0 million respectively in the year ended December 31, 2022.

Year ended December 31, 2021 compared to the year ended December 31, 2020

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2021 and 2020. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years ended
	December 31,		Increase/(Decrease)
			2021
(Euro thousands, except percentages)	2021	2020	vs 2020%
Net cash used in operating activities	(73,088)	(87,297)	14,209	(16.3)%
Net cash generated from investing activities	6,346	67,038	(60,692)	(90.5)%
Net cash generated from/(used in) financing activities	110,065	(41,447)	151,512	(365.6)%

Net change in cash and cash equivalents	43,323	(61,706)	105,029	(170.2)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	44,171	106,642	(62,471)	(58.6)%
Effect of foreign exchange differences on cash and cash equivalents	1,164	(765)	1,929	(252.2)%

Cash and cash equivalents less bank overdrafts at the end of the year	88,658	44,171	44,487	100.7%

Net cash used in operating activities

Net cash used in operating activities decreased by €14.2 million to €(73.1) million in 2021 from €(87.3) million in 2020. The decrease was primarily attributable to (i) a decrease in loss for the year prior to income taxes, financial income, financial expenses, exchange gains/losses and depreciation, amortization and impairment of assets, mainly driven by improving sales in North America and Greater China, economy of scale and better cost control, (ii) higher inventories of €92.3 million in 2021 related to unsold stock due to COVID-19 pandemic adverse effect on our sales (compared to an increase in inventories of €16.5 million in 2020), and (iii) higher trade payables including customer advances due to contraction of the activities, partially offset by (iv) increase in trade receivables of €17.6 million in 2021, driven by higher revenue volumes especially in the wholesale channel, compared to an increase of €23.3 million in 2020.

Net cash flows generated from investing activities

Net cash flows generated from investing activities decreased by €60.7 million from €67.0 million in 2020 to €6.3 million in 2021. The decrease was primarily attributable to (i) the decrease in proceeds generated from the disposal of long-term assets from €72.7 million in 2020 to €25.1 million in 2021, (ii) the acquisition of subsidiaries, net of cash acquired (being Sergio Rossi in July 2021) of €8.9 million in 2021.

Net cash flows generated from/(used in) financing activities

Net cash generated from financing activities increased by €151.5 million from €(41.4) million in 2020 to €110.1 million in 2021. The increase in cash flows from financing activities was primarily attributable to (i) higher proceeds of borrowings of €176.2 million, (including shareholder loans of €85.7 million), (ii) higher proceeds from shareholders’ capital injection of €92.2 million (which includes our Series B and B+ fundraising rounds in May and October 2021), (iii) lower payment of lease liabilities interest of €(5.6) million, and (iv) lower payment of borrowings interest of €(1.5) million as a result of debt restructuring, being one of the measures to preserve our liquidity in connection with the COVID-19 pandemic.

Meritz Private Placement

Meritz Investment

On October 16, 2022, FFG and LGHL entered into the Meritz Private Placement Subscription Agreement with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for, and FFG agreed to issue to Meritz 18,569,282 ordinary shares of FFG (“FFG Private Placement Subscription Shares”) at a subscription price of $49,999,999 and the FFG Collateral Share at a subscription price of $1. On October 19, 2022, we entered into the Meritz Relationship Agreement with Meritz in respect to the rights and obligations described below that have been assumed by us. The Meritz Relationship Agreement became effective upon the closing of our Business Combination and superseded the relevant provisions in relation to our rights and obligations in the Meritz Private Placement Subscription Agreement.

Meritz paid $25 million out of its total investment of $50 million to FFG on October 20, 2022, which is the closing date of the Meritz Investment. The remaining $25 million was subsequently paid by Meritz on April 17, 2023. The FFG Private Placement Subscription Shares subscribed by Meritz were exchanged for 4,999,999 Ordinary Shares and the FFG Collateral Share was exchanged for the Convertible Preference Share, each pursuant to the Business Combination Agreement.

Cash Dividend

Meritz is entitled to a cash dividend in the amount of $2.0 million per annum for three years from October 20, 2022, which is the closing date of the Meritz Investment. Half of the first-year cash dividend in the amount of $1.0 million was paid on October 20, 2022, with the remaining $1.0 million to be paid six months after October 20, 2022. The second- and third-year cash dividends will be paid quarterly with the first quarterly payment made on the date that falls 15 months after October 20, 2022 and the last quarterly payment made on the third anniversary of October 20, 2022. Such cash dividend will be payable by us.

Lock-Up

Meritz has agreed to not transfer any Ordinary Shares held by it as of the closing of our Business Combination until six months after the closing of our Business Combination, provided that this transfer restriction shall immediately cease to apply upon the occurrence of any Event of Default (as defined below).

Put Option

Meritz has a right to put all of the Ordinary Shares held by it (but excluding any of our shares acquired after the closing of our Business Combination) to us or any third party as nominated by us (the “Put Option”) at a price (the “Put Option Price”) equal to the Agreed Return (as defined below) with ninety (90) days from the date of occurrence of: (a) any Credit Events (as defined below); (b) the lapse of the Call Option 2 (as defined below); and (c) the third anniversary of October 20, 2022.

The Put Option shall lapse if (i) Meritz fails to serve the relevant exercise notice within ninety (90) days after the Put Option is triggered; or (ii) Meritz has not exercised the Put Option by the date that falls ninety (90) days after the third anniversary of October 20, 2022.

“Agreed Return” means an amount that is the higher of (i) 11.5% internal rate, compounded annually, of return on Meritz’s investment in the FFG Private Placement Subscription Shares and (ii) 1.115 times the sum of $50 million, in each case minus any interim return that Meritz has realized from the FFG Private Placement Subscription Shares (or Ordinary Shares converted from such shares) and the Convertible Preference Share and any shares converted therefrom (including the annual cash dividend, sale proceeds from disposal of such shares and any indemnity and damages payment received by Meritz).

“Credit Events” means, among other things, the current controlling shareholder of Fosun ceases to have control of Fosun, any occurrence of insolvency, bankruptcy, liquidation or winding up of Fosun, FTG, FFG or LGHL, delisting or suspension of trading of shares of FTG or Fosun for 15 trading days, delisting or suspension of trading of shares of LGHL for 5 trading days, non-payment or events of default by LGHL, FFG, Fosun and FTG with respect to borrowings over specified amount, and failure to pay Meritz any annual cash dividend.

Security

Prior to the date on which Meritz may sell all of the Ordinary Shares it holds pursuant to an effective resale registration statement or under Rule 144 (the “Liquidity Date”), which happened on March 31, 2023, our obligations to pay the Put Option Price and FFG’s indemnity obligations related to the Put Option and shares issued to Meritz under the Meritz Private Placement Subscription Agreement was secured by a fixed charge over certain shares of FTG held by Fosun, subject to a top up adjustment with additional shares of FTG to be charged (the “FTG Security Shares”), and any dividends or other distribution paid on such shares to Fosun (collectively, the “Fixed Charges”). According to an amendment to the Meritz Relation Agreement and an amendment deed to the relevant security agreement, the Fixed Charges have been extended to June 14, 2023.

In the event that market value of the FTG Security Shares and/or the market value of the Ordinary Shares drop below a certain level (the “Top Up Trigger Event”), upon Meritz’s notice, we are obligated to, among other things, (A) provide additional security by (i) depositing additional cash in U.S. dollars by way of cash account charge in favor of Meritz (the “Cash Top Up”), (ii)(a) if the Top Up Trigger Event occurred before the Liquidity Date, procuring Fosun to grant a charge over additional shares of FTG in favor of Meritz, and (b) if the Top Up Trigger Event occurred after the Liquidity Date, procuring a charge over shares of us in favor of Meritz (each of (a) and (b), as applicable, “Share Top Up”) or (iii) making a combination of Cash Top Up and Share Top Up; or (B) acquire all Ordinary Shares then held by Meritz (excluding any Ordinary Shares Meritz acquires after the closing of our Business Combination) at a price equal to the Agreed Return (collectively, “Top Up Obligations”).

Events of Default

“Events of Default” are deemed to have occurred if we fail to fulfill our obligations with respect the Put Option, fail to fulfill our Top Up Obligations or fail to pay Meritz the shortfall amount if Meritz did not realize the Agreed Return after disposal of our shares held by it after conversion of the Convertible Preference Share.

If an Event of Default occurs after the Liquidity Date, Meritz may convert the Convertible Preference Share into the number of Non-Voting Ordinary Shares and/or Ordinary Shares equal to (a) the quotient of 200% times $10 times the number Ordinary Shares held by Meritz on the date of Event of Default (excluding any Ordinary Shares Meritz acquires after the closing of our Business Combination) divided by the market price of Ordinary Shares minus (b) the number of Ordinary Shares held by Meritz on the date of Event of Default (excluding any Ordinary Shares Meritz acquires after the closing of our Business Combination); provided that the aggregate number of Non-Voting Ordinary Shares and/or Ordinary Shares shall in no event exceed 15,000,000 (subject to any adjustment as a result of any share subdivision or consolidation of our shares).

Call Option

We have the right to acquire from Meritz (i) up to 70% of Ordinary Shares then held by Meritz (“Call Option 1”) after the date on which the closing share price of us has been less than $5 for three (3) consecutive trading days at a purchase price equal to the Agreed Return multiplied by a fraction, the numerator of which is the total number of the Ordinary Shares that is subject to Call Option 1 and the denominator of which is the total number of FFG Private Placement Subscription Shares (subject to any adjustment as a result of conversion of FFG Private Placement Subscription Share into Ordinary Shares and any share subdivision or consolidation of our shares); and (ii) 100% of Ordinary Shares then held by Meritz (“Call Option 2,” together with Call Option 2, the “Call Options”) after expiry of the eighteen (18)-month period following the closing of our Business Combination at a purchase price equal to the higher of (a) the Agreed Return; and (b) the market price of Ordinary Shares multiplied by the number of Ordinary Shares subject to the Call Option 2. We may nominate third party investors to acquire the shares from Meritz in connection with its exercise of the Call Options. Call Option 2 lapses on the date the falls ninety (90) days after the end of eighteen (18)-month period after the closing of our Business Combination.

Nomination of Observer

Meritz has the right to nominate one (1) observer to our board of directors with no voting rights so long as Meritz holds no less than 70% of the aggregate number of our Ordinary Shares exchanged from FFG Private Placement Subscription Shares.

Registration Rights

We agreed to register for resale, pursuant to Rule 415 under the Securities Act, within certain period after the closing date of our Business Combination, Ordinary Shares held by Meritz exchanged from FFG’s shares and shares convertible from the Convertible Preference Share. Meritz together with FFG shareholders that are party to the Investor Rights Agreement, are allowed to make up to two demands that we register their registrable securities under certain circumstances, and Meritz will have piggyback registration rights for its securities in connection with certain registrations of securities that we undertake, in each case, on the terms and subject to the conditions set forth in the Meritz Relationship Agreement.

Borrowing

We enter into and manage debt facilities centrally in order to satisfy the short and medium-term needs of each of our subsidiaries based on criteria of efficiency and cost-effectiveness. Our portfolio brands have historically entered into and maintained with a diversified pool of lenders a total amount of committed credit lines that is considered consistent with their needs and suitable to ensure at any time the liquidity needed to satisfy and comply with all of their financial commitments, as well as guaranteeing an adequate level of operational flexibility for any expansion programs.

As of December 31, 2022, borrowings amounted to €11.0 million were guaranteed by a third party SACE S.p.A. As of December 31, 2022, borrowings amounted to €8.3 million were secured by pledges of our assets including property, plant and equipment, inventories and trade receivables.

Our unsecured borrowings are principally used for operations. The borrowings for the year ended December 31, 2022 are at rates ranging from 3.06% to 12.31% per annum.

For additional information, see Note 25—Borrowings to Lanvin Group’s consolidated financial statements included elsewhere in this annual report.

Fosun International extended various shareholders loans to us for working capital purposes before the consummation of the Business Combination. As of December 15, 2022, the aggregate principal amount plus accrued interests of such shareholder loans was $125 million. Pursuant to the Initial PIPE Subscription Agreements, Fosun Fashion Holdings (Cayman) Limited agreed to subscribe for 3,800,000 Ordinary Shares for an aggregate purchase price of $38 million. Subsequently, on October 28, 2022, PCAC, LGHL, Fosun Fashion Holdings (Cayman) Limited, FFG and Fosun International entered into an amended and restated subscription agreement, pursuant to which Fosun Fashion Holdings (Cayman) Limited subscribed for a total of 13,327,225 Ordinary Shares at a price of $10.00 per share, upsizing its PIPE subscription investment by approximately $95 million, from $38 million to approximately $133 million. The PIPE subscription commitment of $125 million from Fosun Fashion Holdings (Cayman) Limited was effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by FFG from Fosun International for working capital purposes. As of December 31, 2022, such shareholder loans from Fosun International have been repaid in full.

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of December 31, 2022, we were in material compliance with all covenants.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2022:

	Payments Due by Period
		Less than	1 to 3	Over
(Euro thousands)	On demand	1 year	years	3 years	Total
Trade payables	34,477	38,637	—	—	73,114
Other current liabilities	29,704	35,238	—	—	64,942
Lease liabilities	—	38,029	55,008	63,589	156,626
Bank overdrafts	148	—	—	—	148
Borrowings	—	15,370	6,503	11,612	33,485

Total contractual obligations	64,329	127,274	61,511	75,201	328,315

Other non-current liabilities (bonds and other)

As of December 31, 2022, 2021 and 2020, we had bonds and other related to government grants and others of €0.6 million, €0.7 million and €0.9 million, respectively.

Cash and Cash Equivalents

The table below sets forth the breakdown of our cash and cash equivalents as of the dates indicated.

	At December 31,			Increase/(Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
Cash on hand	391	376	25	15	4.0%	351	1,404.0%
Bank balances	91,506	88,296	44,910	3,210	3.6%	43,386	96.6%

Cash and cash equivalents	91,897	88,672	44,935	3,225	3.6%	43,737	97.3%
Restricted cash	—	309	—	(309)	—	309	—

Cash and bank balances	91,897	88,981	44,935	2,916	3.3%	44,046	98.0%

The cash and cash equivalents (which include cash on hand and bank balances) were offset by bank overdrafts of €14 thousand as of December 31, 2021 and €0.8 million as of December 31, 2020. Bank overdraft as of December 31, 2022 was €0.1 million. Our cash and cash equivalents are held with reputable commercial banks at various jurisdictions including Greater China, France, Italy and U.S. Certain jurisdictions may not have official deposit insurance program or agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at commercial banks in such jurisdictions.

We may be subject to restrictions which limit our ability to use cash. In particular, our cash held at banks in China is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not believe that such transfer restrictions have any adverse impacts on our ability to meet liquidity requirements. As of December 31, 2021, we had cash held at a bank of €309 thousand for a corporate card program, which was not available for general use by the Group and therefore recorded as restricted cash. There was no restricted cash as of December 31, 2022.

Other current assets

The table below sets forth the breakdown of our other current assets as of the dates indicated.

	At December 31,			Increase/(Decrease)
(Euro thousands, except percentages)	2022	2021	2020	2022 vs 2021%		2021 vs 2020%
Tax recoverable	10,164	10,449	5,509	(285)	(2.7)%	4,940	89.7%
Government grants	—	9,462	4,667	(9,462)	—	4,795	102.7%
Advances and payments on account to vendors	7,238	7,496	2,409	(258)	(3.4)%	5,087	211.2%
Prepaid expenses	6,205	5,491	4,454	714	13.0%	1,037	23.3%
Deposits of rental, utility and other	2,055	1,766	2,714	289	16.4%	(948)	(34.9)%
Other	4,805	7,042	3,600	(2,237)	(31.8)%	3,442	95.6%

Total other current financial assets	30,467	41,706	23,353	(11,239)	(26.9)%	18,353	78.6%

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

We have selected accounting policies that we believe provide an accurate, true and fair view of our consolidated financial condition and results of operations. These accounting policies are applied in a consistent manner, unless stated otherwise, which will mainly be a result of the application of new accounting pronouncements. For a summary of all of our significant accounting policies, refer to Note 3 –Summary of significant accounting policies to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

The preparation of consolidated financial statements in accordance with IFRS issued by the International Accounting Standards Board requires management to make estimates, judgments and assumptions in order to determine the carrying amounts of certain assets, liabilities, income and expense items, as well as certain amounts disclosed in the explanatory notes to the financial statements relating to contingent assets and liabilities.

The estimates and assumptions used are those deemed by management to be the most pertinent and accurate in view of our circumstances and past experience, based on elements that are known when the financial statements are prepared.

The estimates and underlying assumptions are reviewed periodically and continuously by our management. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly.

A description of the critical accounting policies which our management believes have the most significant impact on Lanvin Group’s consolidated financial statements is provided below:

Impairment of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment, investment property and intangible assets. We periodically review the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. For additional information refer to Note 17—Property, plant and equipment to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

The calculation of value in use for property, plant and equipment and right-of-use assets is most sensitive to the assumptions relating to discount rates, the growth rates used to extrapolate cash flows beyond the forecast period and the revenue CAGR, which has been assessed taking into consideration the effects of the COVID-19 pandemic on the 2020 performance of the Group.

In 2020, in response to planning difficulties arising from the COVID-19 pandemic future retail and wholesale revenues were projected on the basis of a scenarios analysis that predicts a gradual return to pre-COVID-19 sales volumes with growth in line with the most recent industry forecasts published by third-party experts. The Group expects continued improvement in demand throughout 2023 notwithstanding continuing macroeconomic challenges, and the Group expects Greater China to outpace other regions as China continues its post-pandemic recovery.

Recoverability of goodwill and brands with indefinite useful life

In accordance with IAS 36—Impairment of Assets, goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use. For additional information refer to Note 19—Intangible assets to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

As of the date of the most recent impairment test, the recoverable amount of each CGU exceeded its respective carrying amount. The recoverable amount of goodwill of Lanvin and Wolford exceeded the carrying amount by 14.8% and 1,453.2%, respectively. The carrying value of St. John is negative. The recoverable amount of each of the Lanvin, Wolford, St. John and Sergio Rossi brands exceeded its carrying amount by 14.8%, 35.6%, 27% and 26.5%, respectively. As for Caruso, as of the date of the most recent impairment test, the net carrying value of goodwill and brand of Caruso is zero.

Recoverability of deferred tax assets

The deferred tax assets are recognized on the premise that it is more likely than not that we will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If we are unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we could be required to write-off any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.

For additional information refer to Note 17—Income taxes to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

Fair value estimates

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13—Fair Value Measurement (“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Provisions for obsolete inventory

Since our products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through our various distribution channels.

Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.

The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.

Provision for risks

We recognize a liability when facing legal and tax disputes and lawsuits if we believe it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. We monitor the status of ongoing lawsuits and proceedings and consults with our legal advisors as well as legal and tax experts.

Impact of the Russia-Ukraine conflict on the consolidated financial statements

The direct impact of the Russia-Ukraine conflict was not significant to the Group’s operations because the Group is not present with direct shops in these countries and its presence through the indirect channel is also very limited. In particular, the Group’s total exposure to these two countries before the outbreak of the conflict was less than 1% of consolidated revenues. The Group assessed the impact of the conflict, including direct and indirect factors (increase in energy costs, inflation in the main international markets, increase in interest rates) on the valuation and potential impairment of balance sheet items.

Impact of the COVID-19 outbreak

During the years ended December 31, 2022, 2021 and 2020, the COVID-19 pandemic led to a significant slow-down of the global economy, temporary closures of our sales network and distribution centers and an almost complete halt in international travel.

At the date of these financial statements, the impact and duration of the outbreak and the related measures taken to control it remain uncertain. In preparing these financial statements, these uncertainties have been considered throughout. Inventory provisions have been updated where necessary; given the nature of our inventories, additional provisions were limited. The impact of reduced levels of production has been excluded from the valuation of inventory. In assessing the carrying value of our non-current assets, we have performed our annual impairment testing of CGUs. This testing was based on updated cash flow forecasts which consider current assumptions on the timing and scale of the economic recovery from the COVID-19 pandemic, including that online retail would recover faster than the retail and wholesale channels. Additional impairment testing of our extensive boutique network was performed wherever indicators of impairment were identified. The credit risk arising from trade receivables is not considered to have significantly increased.

Our position remains that, despite a significant short-term impact, long-term market conditions remain unlikely to change. We continue to monitor on a regular basis the evolution of the pandemic and the related responses and to update our expectations when necessary.

Business combinations—Valuation of the identifiable assets and liabilities through business combination and recognized corresponding goodwill or gain on bargain purchase

We completed certain business combinations, all of which were accounted for using an acquisition method when the acquired activities and assets meets the definition of a business and control is transferred to us.

We measure goodwill at the date of acquisition as:

i.	The fair value of the consideration transferred; plus

ii.	The recognized amount of the consideration transferred; plus

iii.

if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree over the net recognized amount (generally fair value) over the identifiable assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment.

The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

New Standards, Amendments and Interpretations under IFRS

For a description of certain recently adopted, issued or proposed accounting standards which may impact our consolidated financial statements in future reporting periods, refer to the sections “New Standards and Amendments issued by the IASB and applicable to the Lanvin Group from January 1, 2020” and “New standards, amendments and interpretations not yet effective” in Note 3.1—Summary of significant accounting policies to Lanvin Group’s consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors as of the date of this annual report.

Name	Age	Position
Yun Cheng	47	Chief Executive Officer, Chairman and Director
Tong “Max” Chen	42	Director
Zhen Huang	51	Director
Weijin Fang	38	Director
Mitchell Alan Garber	58	Independent Director
Jennifer Fleiss	39	Independent Director
Jurjan Wouda Kuipers	60	Independent Director
Ceci Kurzman	53	Independent Director

Yun Cheng is our Chief Executive Officer, chairman and director. Apart from her appointments with the Lanvin Group, Ms. Cheng is also the Vice President and a Global Partner of Fosun International Limited (HKSE Stock Code: 0656). In addition, Ms. Cheng is the Chairman and CEO of French luxury brand Lanvin, a member of International Advisory Board of China Europe International Business School (CEIBS) and Advisory Committee of CEIBS Global Branding Strategy & Fashion Industry Research Fund. Ms. Cheng has extensive experience in investment and financing, corporate strategy and portfolio management. Prior to joining the Fosun Group, Ms. Cheng served as a CFO of DJI Innovation, Finance Director of TPG and Controller of GE Capital Group in Greater China. Ms. Cheng holds a Bachelor of Arts degree in Economics from Shanghai University of Finance and Economics and an EMBA Degree from the China Europe International Business School (CEIBS).

Tong “Max” Chen has served as a member of the board of directors and as the Chief Executive Officer of PCAC since its inception, and as the Chief Financial Officer since September 12, 2020. Mr. Chen is a partner and a founding member of Primavera Capital Group, which he joined in 2010. At Primavera, Mr. Chen is responsible for sourcing, executing and exiting a variety of deals in the consumer and technology sectors, including investments in Alibaba Group, Cainiao Smart Logistics, Alibaba Local Services Group, iResearch, Vitaco Health and Love Bonito. Prior to Primavera, Mr. Chen worked at the Investment Banking Division of Goldman Sachs in both Hong Kong and New York from 2003 to 2006. Mr. Chen holds a Bachelor of Arts degree in Applied Mathematics from Harvard College. He also received his JD and MBA degrees from Harvard Law School and Harvard Business School, respectively.

Zhen Huang is an Executive Director and Executive President of Fosun International Limited (HKSE Stock Code: 0656), the chairman of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. (SSE Stock Code: 600655), the director of Shede Spirits Co., Ltd. (SSE Stock Code: 600702), Shanghai Resource Property Consulting Co., Ltd., Shanghai Bailian Group Co., Ltd. (SSE Stock Code: 600827) and various companies within the Fosun Group, the non-executive director of Fosun Tourism Group (HKSE Stock Code: 01992) and the chairman of Baihe Jiayuan Network Group Co., Ltd. Mr. Huang was awarded “Top Ten Economic Figures in China’s Circulation Industry” and “National Outstanding Commercial Entrepreneur”. Mr. Huang holds a Bachelor degree in economics from Shanghai University of Finance and Economics and an MBA degree from Webster University.

Weijin Fang is the Senior Vice President and CHO of Fosun Tourism Group, Co-CHO of Fosun Happiness Business Group. Ms. Fang is primarily responsible for human resource strategic planning, organization design and development, talent recruitment, leadership development and mechanism innovation. Prior to joining Fosun Tourism Group, Ms. Fang served as the Head of Fosun International Talent Development, senior human resources partner, executive principal of Fosun University, general manager of the staff ecology BD department and co-chief human resources officer of the Intelligent Technology Business Group. Prior to joining Fosun, she worked in KPMG China as Senior HR Business Advisor, responsible for general HR management and organization development. Ms. Fang obtained Bachelor degree of Economics from Shanghai University and Bachelor Degree of Commerce from University of Technology Sydney in 2007.

Mitchell Alan Garber C.M. is one of our independent directors. Mr. Garber is a Canadian lawyer, a board member of Shutterfly Inc, Rackspace Technologies, The NHL Seattle Kraken and Aiola Inc. He was awarded the Order of Canada in 2019. Mr. Garber holds a BA from McGill University, a law degree from the University of Ottawa, an honorary doctorate from both the University of Ottawa and the University of Montreal, The McGill/Desautels Business School Achievement award, and The University of Ottawa Order of Merit.

Jennifer Fleiss is one of our independent directors. Ms. Fleiss is a co-founder of Rent the Runway, a former executive within Walmart’s tech incubator, a venture Partner with Volition Capital and a board member of Apollo Strategic Growth Capital, Party City and Shutterfly. Ms. Fleiss holds a BA (cum laude) in Political Science from Yale University and an MBA from Harvard Business School.

Jurjan Wouda Kuipers is one of our independent directors. Before his appointment as an independent director, Mr. Wouda Kuipers spent 22 years at Ernst & Young (EY) in New York. From 2017 to 2020, Mr. Wouda Kuipers was EY’s Senior International Tax Partner heading the Financial Services Offices’ Tax Desks, and his previous work experience includes the following positions as; Associate General Tax Counsel at Unilever and Associate at tax law firm Loyens & Volkmaars. For the past twenty years, Mr. Wouda Kupiers has served on the board of the Netherland-America Foundation (NAF). Mr. Wouda Kuipers holds three master of law degrees (University of Amsterdam, Taxation, 1991; Erasmus University Rotterdam, Corporate Law, Civil Law, 1987).

Ceci Kurzman is one of our independent directors. Ms. Kurzman is a music industry veteran and the founder of Nexus Management Group, Inc., a private investment company dedicated to innovative growth-stage businesses in the consumer, media and technology sectors. Ms. Kurzman currently serves on the board of directors of Revlon, where she is a member of the audit and compensation committee, Warner Music Group (NASDAQ: WMG), where she serves on the compensation and nomination and governance committees, as well as other public and private companies including Man Group (LON: EMG) and Hornblower Group. Ms. Kurzman also serves as a senior advisor at Dynasty Equity and Cityrock Funds. Ms. Kurzman is a graduate of Harvard College.

The following individuals comprise our senior management as of the date of this annual report:

•	Yun Cheng as Chairman and Chief Executive Officer;

•	Kat Yu David Chan as Executive President, interim Chief Financial Officer and Co-COO; and

•	Gong Cheng as Chief Risk Officer.

Mr. Shang Hsiu Koo was our Chief Financial Officer from October 2021 until his resignation in January 2023. Mr. Koo’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Mr. Kat Yu David Chan, our Executive President, is acting as our Chief Financial Officer on an interim basis while we undertake a search for Mr. Koo’s replacement. Ms. Xiaojing Grace Zhao was our Executive President and Co-COO since 2020. For personal reasons, Ms. Zhao transferred to a new role within Fosun Group in the function of Business Development in March 2023. Ms. Zhao’s transfer did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise.

Summary biographies of members of the senior management are set out below. For the biography of Ms. Cheng, please refer to above.

Kat Yu David Chan, 40, has been the Executive President and Co-COO of Lanvin Group since inception. Mr. Chan is also acting as the interim Chief Financial Officer of Lanvin Group until a permanent replacement is appointed. He currently serves as board member of Lanvin, Sergio Rossi, St. John and Caruso. At Lanvin Group, Mr. Chan is responsible for leading multiple aspects of Lanvin Group’s activities including merging and acquisition, brand operation, setting the vision and strategy, key personnel recruitment, and define and track key success factors and guidelines for the portfolio brands. Mr. Chan has led the acquisition of Lanvin , Sergio Rossi, St. John and Oasis Fashion, which later rebranded to become Fosun Fashion Brand Management. Prior to joining the Lanvin Group, Mr. Chan served as the board observer of Cirque de Soleil, and Managing Director at China Momentum Fund, a cross-border private equity fund under Fosun International. Prior to joining Fosun, Mr. Chan was the Investment Professional at Alcentra, a subsidiary under BNY Mellon. Mr. Chan holds a Bachelor’s Degree with dual majors in Economics and Mathematics from Emory University.

Gong Cheng, 33, is our Chief Risk Officer. Mr. Cheng has been with the Lanvin Group since 2018 in various legal roles and was appointed as the Chief Risk Officer of the Group since September 2021. Prior to joining the Lanvin Group, Mr. Cheng served as legal counsel in an offshore private equity fund managed by Fosun. From 2012 to 2017, he was an attorney at Deheng Law Offices and Junhe LLP, where he specialized in capital markets and securities law. Mr. Cheng holds a Bachelor of Law degree from East China University of Political Science and Law. He also received his Master of Laws degree from Boston University, School of Law. Mr. Cheng is also a part-time tutor at East China University of Political Science and Law, Wenbo College.

B.	Compensation

In 2022, we paid an aggregate of €3.3 million (using the average exchange rate for the year of 2022) in cash compensation and benefits in kind to our directors and executive officers as a group. Our executive officers receive the awards under the BF Plan. We will pay our independent directors annual cash retainer, along with equity awards. For information regarding share awards granted to our directors and executive officers, see the section entitled “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

Each of our executive officers is party to an employment agreement with our subsidiaries in the PRC. The employment of the executive officers under these employment agreements is for fixed periods of up to three (3) years, but may be extended by mutual agreement between such employer and the officer. The agreements may be terminated by the employer for cause at any time without advance notice or for any other reason by giving prior written notice or by paying certain compensation, and the executive officer may terminate his or her employment at any time by giving the employer prior written notice. The employment agreements with the executive officers also include confidentiality, non-disclosure restrictions that apply during employment and for certain periods following termination of employment. Certain officers’ employment agreements also contain provisions on non-competition and non-solicitation, as well as proprietary information and inventions assignment.

We have entered into indemnification agreements with each of our directors. Under these agreements, we agree to indemnify each director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of the Company.

Share Incentive Plan

Brilliant Fashion Incentive Award Plan

In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (the “SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited (“BF”), which has been established for the BF Plan. The BF Plan seeks to modify the RSU scheme originally adopted by FFG in 2020, which demonstrates our intention to attract the best available personnel and to provide additional incentives to employees, directors and consultants to us. The BF Plan provides for the issuance of up to an aggregate of 32,129,493 class B ordinary shares with the par value of $1.00 in BF (“BF Shares”), which corresponds to the economic interests in 8,651,247 Ordinary Shares (the “Awards”), by virtue of BF’s shareholding in our Company. The BF Plan allows us to grant Awards and options to purchase Awards to persons including our employees, non-employee directors and consultants. As of the date of this annual report, Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 6,784,380 Ordinary Shares are outstanding, of which Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 4,394,906 Ordinary Shares are held by our current executive officers and directors as a group.

Plan Administration. The BF Plan is administered by the board of directors of BF from time to time.

Eligibility. Employees, directors and consultants of BF and its Related Entities. A “Related Entity” for the purpose of this clause includes any parent or subsidiary of BF and Lanvin Group and any business, corporation, partnership, limited liability company or other entity in which (i) BF, (ii) Lanvin Group or (iii) a parent or subsidiary of BF or Lanvin Group holds a substantial ownership interest, directly or indirectly.

Participation. Participants of the BF Plan will be offered the Awards under an Award Agreement, with such terms and conditions of each Award including, but not limited to, repurchase provisions, termination provisions, form of payment (cash or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria as may be determined by the administrator of the BF Plan.

Transferability. Subject always to applicable laws, Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the participant, to the extent and in the manner as set forth in the Award Agreement or otherwise authorized by the administrator, in accordance with the terms and conditions of the BF Plan and the respective Award Agreement.

Certain transactions. In the event of certain transactions or events affecting our shares, we or our respective successor entities, such as a “Corporate Transaction,” including (as determined by the board of directors of BF acting reasonably) (i) a merger or consolidation in which we are not the surviving entity; (ii) the sale, transfer of other disposition of all or substantially all of our assets; (iii) the completion liquidation or dissolution of us; (iv) certain reserve merger involving us; or (v) certain acquisitions by any person or related group of persons of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities, the outstanding Awards may automatically become fully vested and exercisable.

Plan amendment; termination. The board of BF may amend, suspend or terminate the BF Plan at any time, subject to shareholders’ approval (if so required under applicable laws). The BF Plan will terminate on the tenth anniversary of the later of: (i) its effective date; and (ii) the date when the board of BF approved the most recent increase in the number of BF Shares subject to the BF Plan.

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying the outstanding Awards and options to purchase Awards we have granted to our directors and executive officers:

	Ordinary Shares Underlying Awards / Options to Purchase Awards	Exercise Price (€/Share)	Date of Grant(1)	Date of Expiration
Executive Officers
Yun Cheng	2,555,035(1)	3.71 and 7.58	December 17, 2021	September 23, 2029 and 2031
	*(2)	—	December 17, 2021	—
Kat Yu David Chan	*(1)	3.71 and 7.58	December 17, 2021	September 23, 2029 and 2031
	*(2)	—	December 17, 2021	—
Xiaojing Grace Zhao(3)	*(1)	7.58	December 17, 2021	November 26, 2029
Gong Cheng	*(1)	3.71 and 7.58	December 17, 2021	September 23, 2029 and 2031
	*(2)	—	December 17, 2021	—
Shang Hsiu Koo(4)	*(1)	7.58	December 17, 2021	October 8, 2031

*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase Awards.
(2)	Represents Awards.
(3)

Ms. Zhao was the Executive President and Co-COO of Lanvin Group since 2020. For personal reasons, she transferred to a new role within Fosun Group in the function of Business Development in March 2023. Ms. Zhao’s transfer did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of her transfer were retained by Ms. Zhao, and unvested Awards as of the same date were forefeited and canceled.

(4)

Mr. Koo was the Chief Financial Officer of Lanvin Group from October 2021 until his resignation in January 2023. Mr. Koo’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of his resignation were retained by Mr. Koo, and unvested Awards as of the same date were forfeited and canceled.

C.	Board Practices

Board of Directors

Our board of directors consists of eight directors as of the date of this annual report. Of these eight directors, four are independent. These four independent directors were selected and approved by our board of directors through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to our operations. We may by a resolution of the directors from time to time fix the maximum and minimum number of directors to be appointed, but unless such numbers are fixed as aforesaid, our board of directors shall consist of not less than one director and there shall be no maximum number of directors. A director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors. No nonemployee director has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of the Company. Our directors also have a duty to exercise their powers only for a proper purpose, a duty to avoid conflicts of interest and of duty, a duty to disclose personal interest in contracts involving us, a duty not to make secret profits from the directors’ office and a duty to act with skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, one or more shareholders may have the right to seek

Terms of Directors and Executive Officers

A director shall hold office until such time as he or she is removed from office by ordinary resolution or in accordance with the Amended Articles.

Our officers are elected by, and serve at the discretion of, the board of directors.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Mitch Alan Garber, Ceci Kurzman and Jurjan Wouda Kuipers. Mr. Kuipers is the chairperson of the audit committee. Mr. Kuipers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Garber, Ms. Kurzman and Mr. Kuipers satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act and is financially literate.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•	overseeing the relationship with our independent auditors, including:

•	appointing, retaining and determining the compensation of our independent auditors;

•	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;

•	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;

•	reviewing a least annually the qualifications, performance and independence of the independent auditors;

•

reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us and all other material written communications between the independent auditors and management;

•	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;

•

overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;

•	reviewing and recommending all related party transactions to our board of directors for approval, and reviewing and approving all changes to our related party transactions policy;

•	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of our internal controls;

•	overseeing risks and exposure associated with financial matters; and

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

The compensation committee consists of Yun Cheng, Tong “Max” Chen, Jennifer Fleiss and Mitch Alan Garber. Mr. Garber is the chairperson of the compensation committee. Each of Ms. Fleiss and Mr. Garber satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules.

The compensation committee is responsible for, among other things:

•

reviewing at least annually the goals and objectives of our executive compensation plans, and amending, or recommending that our board of directors amend, these goals and objectives if the committee deems it appropriate;

•

reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans, and, if the committee deems it appropriate, adopting, or recommending to our board of directors the adoption of, new, or the amendment of existing, executive compensation plans;

•

evaluating at least annually the performance of our executive officers in light of the goals and objectives of our compensation plans, and determining and approving the compensation of such executive officers;

•	evaluating annually the appropriate level of compensation for our board of directors and committee service by non-employee directors;

•	reviewing and approving any severance or termination arrangements to be made with any executive officer of us;

•	reviewing perquisites or other personal benefits to our executive officers and directors and recommend any changes to our board of directors; and

•	administering our equity plans.

Nomination Committee and Corporate Governance Committee

The nominating and corporate governance committee consists of Yun Cheng, Tong “Max” Chen, Ceci Kurzman and Jennifer Fleiss. Ms. Cheng is the chairperson of the nominating and corporate governance committee. Each of Ms. Kurzman and Ms. Fleiss satisfy the requirements for an “independent director” within the meaning of the NYSE listing rules.

The nominating and corporate governance committee assists the board of directors in evaluating nominees other than the existing directors to the board of directors and its committees. In addition, the nominating and corporate governance committee is responsible for, among other things:

•	reviewing annually with the board of directors the characteristics such as knowledge, skills, qualifications, experience and diversity of directors other than the existing directors;

•	overseeing our environmental, social and governance risks, strategies, policies, programs and practices to further our business purpose, strategy, culture, values and reputation;

•	overseeing director training and development programs; and

•

advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Status

We are a Cayman Islands exempted company incorporated in 2021 with limited liabilities. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a half-year basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:

•	a majority of the board of directors consist of independent directors;

•	a compensation committee consisting of independent directors;

•	a nominating and corporate governance committee consisting of independent directors; or

•	regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies.

Diversity and Inclusion Policy

We have adopted a Diversity and Inclusion Policy intended to achieve our diversity goals through regular review and monitoring. As an international organization across various continents, we are mindful of the different market practices that apply in the countries in which will operate and recognizes the importance of ethnic and cultural diversity in our management and workforce. We recognize that each individual is unique, and diversity encompasses many dimensions. As such, we recognize all types of diversity under the policy. The policy applies to all directors, officers, employees and extended workforce, including our directors and executive officers.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information as of March 31, 2023 with respect to the beneficial ownership of our Ordinary Shares by:

•	each person who beneficially owns 5.0% or more of the issued and outstanding Ordinary Shares;

•	each person who is an executive officer or director; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 130,971,070 Ordinary Shares issued and outstanding as of the date of March 31, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner

	Ordinary Shares	% of Total Ordinary Shares / Voting Power
Principal Shareholders
Fosun International Limited(1)	85,054,571	64.9%
Fosun Fashion Holdings (Cayman) Limited(1)	78,982,980	60.3%
Primavera Capital Acquisition LLC(2)	15,280,000	10.8%
Brilliant Fashion Holdings Limited(3)	8,651,247	6.6%
Natixis(4)	7,919,466	6.0%
Directors and Executive Officers(5)
Yun Cheng(3)	8,651,247	6.6%
Tong “Max” Chen	—	—
Zhen Huang	—	—
Weijin Fang	—	—
Mitchell Alan Garber(6)	*	*
Jennifer Fleiss	—	—
Jurjan Wouda Kuipers	—	—
Ceci Kurzman	—	—
Kat Yu David Chan(7)	*	*
Gong Cheng(7)	*	*
All directors and executive officers as a group (10 individuals)	9,073,159	6.9%

*	Less than 1% of the total number of issued and outstanding Ordinary Shares

(1)

Represents (i) 78,982,980 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited, including Ordinary Shares issued to Fosun Fashion Holdings (Cayman) Limited pursuant to the Initial PIPE Subscription Agreements, and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly-owned by Fosun International Limited (HKSE Stock Code: 0656). Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority-owned by Fosun International Limited (HKSE Stock Code: 0656) indirectly through a number of intermediate subsidiaries. The business address of Fosun Fashion Holdings (Cayman) Limited is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China. The business address of Yujing Fashion (BVI) Limited is Fuxing Rd East 2, Shanghai, 200010, China.

(2)

Represents the number of Ordinary Shares beneficially owned by the Sponsor, consisting of (i) 5,000,000 Ordinary Shares held by the Sponsor, and (ii) 10,280,000 Ordinary Shares issuable upon the exercise of 10,280,000 Private Placement Warrants. The business address of the Sponsor is 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. Fred Hu is the sole manager of the Sponsor and has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Accordingly, all of the Ordinary Shares held by the Sponsor may be deemed to be beneficially held by Fred Hu.

(3)

Represents 8,651,247 Ordinary Shares held by Brilliant Fashion Holdings Limited, which is the settlor of our employee incentive award plan trust with Futu Trustee Limited as the trustee. See the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” As the sole director of Brilliant Fashion Holdings Limited, Yun Cheng is the administrator of our employee incentive award plan. In addition, Yun Cheng is the sole shareholder of Creative Fashion Holdings Limited, which holds the sole voting share (Class A ordinary share) of Brilliant Fashion Holdings Limited. Therefore, Yun Cheng has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion Holdings Limited and may be deemed the beneficial owner of such Ordinary Shares, including 1,619,752 of which, Yun Cheng has dispositive power over due to her right to receive within 60 days after March 31, 2023 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan. The business address of Brilliant Fashion Holdings Limited is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.

(4)

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

(5)	The business address of each of the directors and executive officers of the Company is 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No.2, Shanghai, 200010, China.
(6)

Represents 421,912 Ordinary Shares held by Stephenson Management Inc., a holding company wholly-owned by Mitchell Alan Garber and his spouse Anne-Marie Boucher. The business address of Stephenson Management Inc. is 2200 Stanley Street, Montreal, Quebec H3A1R6, Canada.

(7)

Represents Ordinary Shares held by Brilliant Fashion Holdings Limited over which such person has dispositive power due to such person’s right to receive within 60 days after March 31, 2023 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

According to our transfer agent, as of March 31, 2023, there were five record holders in the United States (including Cede & Co., the nominee of the Depositary Trust Company, holding approximately 0.6% of our outstanding Ordinary Shares) holding a total of 1,454,629 Ordinary Shares, representing approximately 1.1% of our total outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since some of these Ordinary Shares are held by brokers or other nominees.

E.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Founder Shares

In July 2020, PCAC initial shareholders paid $25,000 to cover certain of its offering and formation costs in exchange for 8,625,000 founder shares (after giving effect to a share recapitalization), which founder shares were transferred to the Sponsor on August 24, 2020. On August 24, 2020, the Sponsor then transferred 215,625 founder shares to Chenling Zhang for an aggregate purchase price of $625, or approximately $0.003 per share. On September 21, 2020, PCAC effected a share capitalization, pursuant to which an additional 2,000,000 founder shares were issued for no consideration, resulting in there being 10,625,000 founder shares outstanding. Following a share capitalization on September 21, 2020 and Chenling Zhang’s waiver of her right to receive shares under such capitalization, the Sponsor held an aggregate of 10,409,375 founder shares and then, on January 5, 2021, in connection with entering into certain forward purchase agreements, transferred to Sky Venture and Aspex an aggregate of 1,000,000 founder shares for no cash consideration. On December 30, 2020, the Sponsor then transferred including 40,000 founder shares to Muktesh Pant, 40,000 founder Shares to Teresa Teague and 40,000 founder shares to Sonia Cheng, each being a director of PCAC, for an aggregate purchase price of $120, $120 and $120, respectively, or approximately $0.003 per share. On January 21, 2021, PCAC effected a share capitalization pursuant to which 1,725,000 founder shares were issued, resulting in 12,350,000 founder shares outstanding, of which 11,014,375 founder shares are held by the Sponsor.

Sponsor Support Deed

Concurrently with the execution of the Business Combination Agreement, PCAC, the Company, the Sponsor, other holders of founder shares and FFG entered into a sponsor support deed (the “Sponsor Support Deed”), pursuant to which the Sponsor and such other holders of founder shares agreed to, among other things, (i) vote all of their ordinary shares and preferred shares of PCAC held of record or thereafter acquired in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain covenants and agreements in the Business Combination Agreement, including non-solicitation and (iii) be bound by certain transfer restrictions with respect to their shares of PCAC, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Deed, and pursuant to which the Sponsor also agreed to, immediately prior to the consummation of the Initial Merger, irrevocably forfeit and surrender certain Class B ordinary shares of PCAC to PCAC for nil consideration. On October 28, 2022 and in connection with the execution of Amendment No. 3 to the Business Combination Agreement, parties to the Sponsor Support Deed entered into amendment No. 1 to the Sponsor Support Deed, pursuant to which the Sponsor was no longer required to surrender any Class B ordinary shares of PCAC. On December 2, 2022 and in connection with the execution of Amendment No. 4 to the Business Combination Agreement, the Sponsor entered into a letter agreement with PCAC and us, among other parties, pursuant to which the Sponsor irrevocably surrendered, immediately prior to the closing of the Business Combination, 6,014,375 Class B ordinary shares of PCAC to PCAC for nil consideration, which shares were canceled by PCAC immediately upon the surrender thereof, such that after giving effect to the share surrender, the number of Class B ordinary shares of PCAC held by the Sponsor was reduced to 5,000,000. We issued 5,000,000 Ordinary Shares in exchange for the 5,000,000 founder shares held by the Sponsor.

Sponsor Private Placement Warrants

The Sponsor purchased an aggregate of 10,280,000 private placement warrants of PCAC, each exercisable to purchase one PCAC Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $10,280,000 in the aggregate, in a private placement that closed simultaneously with the closing of PCAC’s initial public offering. Upon the consummation of the Business Combination, each PCAC warrant outstanding immediately prior to the Business Combination was assumed by us and converted into our Warrant.

Forward Purchase Agreements

Prior to its initial public offering, PCAC entered into a forward purchase agreement with each of Sky Venture and Aspex, pursuant to which each of Sky Venture and Aspex committed to subscribe for and purchase 4,000,000 PCAC Class A ordinary shares, plus 1,000,000 PCAC warrants, or the forward purchase units, for an aggregate purchase price equal to $40 million immediately prior to the Initial Merger Effective Time. In connection with these forward purchase agreements, the Sponsor transferred to each of Sky Venture and Aspex 500,000 founder shares for no cash consideration. Sky Venture subsequently defaulted on its obligations under its forward purchase agreement to purchase the forward purchase units at the agreed time and PCAC canceled the 500,000 founder shares held by Sky Venture.

The founder shares transferred to Aspex were subject to similar contractual conditions and restrictions as the founder shares issued to the Sponsor. The forward purchase warrants had the same terms as PCAC’s public warrants. The forward purchase agreement also provides that Aspex is entitled to registration rights with respect to its (A) forward purchase securities and PCAC Class A ordinary shares underlying the forward purchase warrants and founder shares, and (B) any other PCAC Class A ordinary shares or warrants acquired by Aspex, including any time after consummation of the Business Combination.

In connection with the closing of the Business Combination, we issued 4,500,000 Ordinary Shares in exchange for (i) the 4,000,000 PCAC Class A ordinary shares and (ii) 500,000 founder shares held by Aspex.

Working Capital Loan

Since PCAC’s inception, the Sponsor made working capital loans from time to time to PCAC to fund certain of PCAC’s capital requirements. On July 17, 2020, PCAC issued an unsecured and non-interest-bearing promissory note to an affiliate of the Sponsor, which was assigned to the Sponsor on August 24, 2020, pursuant to which PCAC could borrow up to an aggregate principal amount of $250,000. As of September 30, 2022, PCAC borrowed an aggregate of $198,819 pursuant to the promissory note, of which $191,819 was repaid on January 26, 2021, at the closing of PCAC’s initial public offering, and $7,000 was repaid on December 14, 2022.

Additionally, on January 28, 2022, PCAC issued an unsecured and non-interest-bearing promissory note in the amount of up to $500,000 to the Sponsor, pursuant to which, PCAC borrowed an aggregate of $500,000 as of September 30, 2022. Pursuant to a letter agreement dated December 2, 2022, the Sponsor waived the repayment of the principal balance of $500,000 under such promissory note.

Expense Reimbursement and Other Fee Agreements

PCAC has entered into a fee agreement with Ms. Chenling Zhang pursuant to which, in consideration for her efforts as an independent director of PCAC and her expertise to source and/or evaluate potential acquisition targets, PCAC agreed to pay Ms. Zhang a fee in an aggregate amount of $250,000 upon the closing of the Business Combination. As of the date of this annual report, such fee has been paid in full to Ms. Zhang.

In addition, PCAC entered into an administrative services agreement, pursuant to which PCAC was obligated to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of its management team, which obligations ceased upon completion of the Business Combination. For the period from January 21, 2021 through December 31, 2021 and the nine months ended September 30, 2022, PCAC incurred $110,000 and $90,000 in fees for these services, respectively. Pursuant to a letter agreement dated September 29, 2022, the Sponsor waived its right to be reimbursed for the foregoing expenses under such administrative services agreement. As of December 31, 2021 and September 30, 2022, the amount of such fees due to the Sponsor were $110,000 and nil, respectively.

Business Combination

On March 23, 2022, we entered into the Business Combination Agreement, by and among LGHL, PCAC, FFG, Merger Sub 1 and Merger Sub 2, which was subsequently amended on October 17, 2022, October 20, 2022, October 28, 2022 and December 2, 2022. Pursuant to the Business Combination Agreement, (i) PCAC merged with and into Merger Sub 1, with Merger Sub 1 surviving and remaining as a wholly-owned subsidiary of LGHL, (ii) following the Initial Merger, Merger Sub 2 merged with and into FFG, with FFG being the surviving entity and becoming a wholly-owned subsidiary of LGHL, and (iii) subsequently, Merger Sub 1 as the surviving company of the Initial Merger merged with and into FFG as the surviving company of the Second Merger, with FFG surviving such merger.

As part of the Business Combination: (i) each of PCAC units (each consisting of one PCAC Class A ordinary share and one-half of one redeemable PCAC warrant) outstanding immediately prior to the Initial Merger Effective Time (to the extent not already separated) was separated into one PCAC Class A ordinary shares and one-half of one PCAC warrant; (ii) immediately following the separation of each PCAC units, each (x) PCAC Class A ordinary share and (y) PCAC Class B ordinary shares, issued and outstanding immediately prior to the Initial Merger Effective Time was canceled in exchange for the right to receive one Ordinary Share; (iii) each PCAC warrant outstanding immediately prior to the Initial Merger Effective Time was assumed by us and converted into one Warrant, subject to substantially the same terms and conditions as were applicable to such PCAC warrant immediately prior to the Initial Merger Effective Time; (iv) each ordinary share, non-voting ordinary share and preferred share in FFG held by the shareholders of FFG issued and outstanding immediately prior to the effective time of the Second Merger (excluding the FFG Collateral Share) was canceled in exchange for the right to receive such number of newly issued Ordinary Shares that is equal to the quotient obtained by dividing $2.6926188 by $10.00 (subject to rounding); and (v) the FFG Collateral Share was canceled in exchange for the right to receive one Convertible Preference Share.

Concurrently with the execution of the Business Combination Agreement, LGHL, PCAC and certain investors (the “Initial PIPE Investors”), including Fosun Fashion Holdings (Cayman) Limited, a majority shareholder of FFG, entered into the initial subscription agreements (as restated and amended from time to time (including the amended and restated subscription agreement entered into on October 28, 2022), the “Initial PIPE Subscription Agreements”), pursuant to which the Initial PIPE Investors committed to subscribe for and purchase, in the aggregate, 5,000,000 Ordinary Shares for $10.00 per share for an aggregate purchase price equal to $50 million. Fosun Fashion Holdings (Cayman) Limited initially agreed to subscribe for and purchase 3,800,000 Ordinary Shares for an aggregate purchase price of $38 million. Subsequently, on October 28, 2022, LGHL, PCAC, Fosun Fashion Holdings (Cayman) Limited, FFG and Fosun International entered into an amended and restated subscription agreement, pursuant to which the number of Ordinary Shares to be purchased by Fosun Fashion Holdings (Cayman) Limited was increased to 13,327,225, upsizing the PIPE subscription investment of Fosun Fashion Holdings (Cayman) Limited to approximately $133 million. The subscription commitment of $125 million from Fosun Fashion Holdings (Cayman) Limited was effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by FFG from Fosun International for working capital purposes. On December 5, 2022, LGHL, PCAC and Handsome Corporation (the “Additional PIPE Investor,” and together with the Initial PIPE Investors, the “PIPE Investors”) entered into a subscription agreement (the “Additional PIPE Subscription Agreement,” and together with the Initial PIPE Subscription Agreements, the “PIPE Subscription Agreements”), pursuant to which the Additional PIPE Investor committed to subscribe for and purchase, in the aggregate, 800,000 Ordinary Shares for $10.00 per share for an aggregate purchase price equal to $8 million.

In addition, around the time of PCAC’s initial public offering, PCAC entered into a forward purchase agreement with each of Sky Venture and Aspex, pursuant to which each of Sky Venture and Aspex committed to subscribe for and purchase 4,000,000 PCAC Class A ordinary shares, plus 1,000,000 PCAC warrants, or the forward purchase units, for an aggregate purchase price equal to $40 million immediately prior to the Initial Merger Effective Time. In connection with these forward purchase agreements, the Sponsor transferred to each of Sky Venture and Aspex 500,000 PCAC Class B ordinary shares for no cash consideration. Sky Venture subsequently defaulted on its obligations under its forward purchase agreement to purchase the forward purchase units at the agreed time and PCAC canceled the 500,000 PCAC Class B ordinary shares held by Sky Venture.

The Business Combination was consummated on December 14, 2022. The transaction was unanimously approved by PCAC’s board of directors and was approved at the extraordinary general meeting of PCAC’s shareholders held on December 9, 2022, or the extraordinary general meeting. PCAC’s shareholders also voted to approve all other proposals presented at the extraordinary general meeting. As a result of the Business Combination, PCAC has ceased to exist and the surviving company from the Mergers has become a wholly-owned subsidiary of the Company.

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, PCAC, the Company and the Initial PIPE Investors entered into the Initial PIPE Subscription Agreements pursuant to which the Initial PIPE Investors agreed to subscribe for, in the aggregate, 5,000,000 Ordinary Shares for $10.00 per share for an aggregate purchase price equal to $50 million. Pursuant to the Initial PIPE Subscription Agreements, Fosun Fashion Holdings (Cayman) Limited agreed to subscribe for 3,800,000 Ordinary Shares for an aggregate purchase price of $38 million. Subsequently, on October 28, 2022, PCAC, the Company, Fosun Fashion Holdings (Cayman) Limited, FFG and Fosun International entered into an amended and restated subscription agreement, pursuant to which Fosun Fashion Holdings (Cayman) Limited agreed to subscribe for a total of 13,327,225 Ordinary Shares at a price of $10.00 per share, upsizing its PIPE subscription investment by approximately $95 million, from $38 million to approximately $133 million. The subscription commitment of $125 million from Fosun Fashion Holdings (Cayman) Limited was effected by way of re-investment of all of the repayment proceeds of certain existing shareholder loans that were borrowed by us from Fosun International for working capital purposes. See “—Other Related Party Transactions—Shareholder Loans” below.

Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, PCAC, the Company, a substantial number of FFG shareholders, the Sponsor and certain PCAC insiders holding founder shares entered into a lock-up agreement. Certain additional FFG shareholders subsequently entered into lock-up agreements with PCAC and FFG, on terms that are substantially the same as those applicable to the minority shareholders of FFG party to the initial lock-up agreement. Pursuant to these lock-up agreements, our securities (other than our Ordinary Shares acquired pursuant to the PIPE Subscription Agreements or in the public market) received by the Sponsor, certain PCAC insiders and such FFG shareholders (including all FFG Selling Securityholders) in the Business Combination (relating to more than 94% of the outstanding shares of FFG prior to the closing of the Business Combination) are locked-up and subject to transfer restrictions for a period of time following the closing of the Business Combination subject to certain exceptions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Lock-Up Agreements” for additional information.

FFG Shareholder Support Deed

Concurrently with the execution of the Business Combination Agreement, PCAC, the Company, FFG and a substantial number of FFG shareholders entered into a shareholder support deed (the “FFG Shareholder Support Deed”), pursuant to which such existing shareholders of FFG have agreed to, among other things, (i) vote all of their ordinary shares and preferred shares of FFG held of record or thereafter acquired in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain covenants and agreements in the Business Combination Agreement, including non-solicitation and (iii) be bound by certain transfer restrictions with respect to their shares of FFG, in each case on the terms and subject to the conditions set forth in the FFG Shareholder Support Deed, and pursuant to which Fosun Fashion Holdings (Cayman) Limited also agreed to, immediately prior to the consummation of the Second Merger, irrevocably forfeit and surrender certain ordinary shares of FFG to FFG for nil consideration. Certain additional FFG shareholders subsequently acceded to the deed. On October 28, 2022, PCAC, the Company, FFG and Fosun Fashion Holdings (Cayman) Limited entered into a letter agreement, pursuant to which Fosun Fashion Holdings (Cayman) Limited was no longer obligated to surrender any ordinary shares of FFG, notwithstanding the terms of the FFG Shareholder Support Deed.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, LGHL, the Sponsor, PCAC, FFG and a substantial number of FFG shareholders entered into the Investor Rights Agreement, pursuant to which, among other things, (i) we agreed to register for resale, pursuant to Rule 415 under the Securities Act, within certain period after the closing date of our Business Combination, certain Ordinary Shares and other equity securities held by certain parties from time to time, (ii) the Sponsor and such existing shareholders of FFG were granted certain registration rights with respect to their respective Ordinary Shares, in each case, on the terms and subject to the conditions set forth in the Investor Rights Agreement, and (iii) we agreed that our board of directors shall initially consist of seven (7) directors, with the Sponsor having the right to appoint and remove one (1) individual to serve as a director and the remaining directors nominated by the nominating and corporate governance committee of our board of directors in consultation with the Sponsor and in accordance with the nominating and corporate governance committee’s policies and procedures. Certain additional existing shareholders of FFG subsequently acceded to the agreement. All of FFG Selling Securityholders are party to the Investor Rights Agreement.

Warrant Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, PCAC and Continental Stock Transfer & Trust Company entered into an amendment and restatement (the “Assignment, Assumption and Amendment Agreement”) of the Existing Warrant Agreement, pursuant to which, among other things, PCAC assigned all of its right, title and interest in the Existing Warrant Agreement to us effective upon the Closing, and we assumed the warrants provided for under the Existing Warrant Agreement.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Shareholder Loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International and its subsidiaries, being Shanghai Fosun High Technology (Group) Co., Ltd. and Shanghai Fosun High Technology Group Finance Co., Ltd. Most of such shareholder loans have interest rates ranging from 6% to 10% per annum, with terms ranging from one to two years. As of December 31, 2020, 2021 and 2022, we had amounts due to Fosun International and its subsidiaries (excluding accrued interest) of €3.4 million, €46.0 million and €14.1 million.

Lease Agreement

We leased certain property for retail stores from Shanghai Fosun Bund Property Co., Ltd., which is a joint venture of Fosun International. In 2020, 2021 and 2022, we recognized rental expenses of nil, €0.4 million and €1.2 million to Shanghai Fosun Bund Property Co., Ltd.

Consulting Agreement

We engaged Shanghai Fosun High Technology (Group) Co., Ltd., a subsidiary of Fosun International, as consulting agent in relation to the acquisition of Sergio Rossi. In 2020, 2021 and 2022, we paid consulting expenses of nil, €0.3 million and nil to Shanghai Fosun High Technology (Group) Co., Ltd.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements are filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings and Compliance.”

Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares, other than the cash dividend that has been paid or will be paid to Meritz. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement—Cash dividend” for further details. We currently intend to retain any future earnings and do not expect to pay any dividends on our Ordinary Shares in the foreseeable future. Any future determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Subject to the Cayman Companies Act, the holder of Convertible Preference Share is entitled to receive a fixed amount of cash dividend of: (i) $1.00 million on the date that falls 6 months after October 20, 2022; and (ii) $2.00 million per annum for each of the two 12-month periods after the first anniversary of October 20, 2022, which will be paid quarterly by us to the holder of Convertible Preference Share (with the first quarterly payment payable on the date that falls 15 months after October 20, 2022 and the last quarterly payment payable on the third anniversary of October 20, 2022).

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares and warrants are listed on the New York Stock Exchange under the ticker symbols “LANV” and “LANV-WT,” respectively.

B.	Plan of Distribution

Not required.

C.	Markets

Our ordinary shares and warrants are listed on the New York Stock Exchange under the ticker symbols “LANV” and “LANV-WT,” respectively.

D.	Selling Shareholders

Not required.

E.	Dilution

Not required.

F.	Expenses of the Issue

Not required.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not required.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-269150), initially filed with the SEC on January 6, 2023. Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions effective on December 14, 2022.

C.	Material Contracts

In the past two fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing,” “Item 4. Information on the Company—B. Business Overview,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. For a discussion of certain restrictions or limitations in certain countries in which we operate, see “Item 4. Information on the Company—B. Business Overview—Permissions and Approvals on Transfer and Repatriation of Cash Within Our Group” and “Item 3. Key Information—D. Risk Factors—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

E.	Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares and Warrants (the “Securities”). This discussion applies only to U.S. Holders (as defined below). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	our officers or directors;

•	banks, financial institutions or financial services entities;

•	insurance companies;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	real estate investment trusts;

•	regulated investment companies;

•	partnerships, S corporations or other pass-through entities or their partners, shareholders or other beneficial owners;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our shares by vote or value;

•	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership holding Securities, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a foreign-source dividend the amount of any distribution paid on our Ordinary Shares (including the amount of any tax withheld on such distribution) to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” below). However, because we do not determine our earnings and profits under U.S. federal income tax principles, distributions on our Ordinary Shares generally will be reported to U.S. Holders as dividends taxable at ordinary income tax rates.

Dividends paid by us to a corporate U.S. Holder will not be eligible for the dividends-received deduction. With respect to non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends on our Ordinary Shares generally will be qualified dividend income subject to tax at preferential rates applicable to long-term capital gains provided that our Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on NYSE (on which our Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Ordinary Shares are listed on NYSE, there can be no assurance that our Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 3. Key Information—D. Risk Factors—Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. We may, however, be eligible for the benefits of the US-PRC Tax Treaty (the “Treaty”) if we are considered a PRC resident enterprise. If we are eligible for such benefits, dividends we pay on our Ordinary Shares would be eligible for the reduced rates of taxation. In addition, a U.S. Holder may be entitled, subject to generally applicable limitations and conditions, to claim a foreign tax credit in respect of PRC taxes withheld on dividends received at the applicable Treaty rate. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid or accrued during the taxable year may instead claim a deduction of such taxes. The rules relating to the foreign tax credit are complex, and recently issued Treasury Regulations (the “Foreign Tax Credit Regulations”) have introduced additional requirements and limitations to the foreign tax credit rules. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits or deductions with respect to the Ordinary Shares in the event any PRC tax is withheld from our dividends.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the non-U.S. currency received is converted into U.S. dollars or otherwise disposed of at that time. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

In the event that gain from the disposition of our Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. However, under the recently issued Foreign Tax Credit Regulations, a U.S. Holder that is not eligible for the benefits of the Treaty or that does not elect to apply the benefits of the Treaty may not be able to claim a foreign tax credit in respect of any PRC tax imposed on the disposition of the Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if any PRC tax were to be imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the potential impact of the Foreign Tax Credit Regulations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant. A U.S. Holder’s tax basis in an Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the warrants.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered a number of Warrants having an aggregate value equal to the exercise price for the total number of Warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the total number of Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered Warrants. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Exercise, Lapse or Redemption of a Warrant.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, which is filed as an exhibit to this annual report. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Ordinary Shares which is taxable to the U.S. Holders of such Ordinary Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of our Ordinary Shares and Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

We do not believe we were a PFIC for the prior taxable year, and do not currently expect to be classified as a PFIC for U.S. federal income tax purposes for the current taxable year or foreseeable future taxable years. However, this conclusion is a factual determination made annually and, thus, is subject to change. With certain exceptions, the Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Warrants and, in the case of Ordinary Shares, the U.S. Holder did not make a qualified electing fund (“QEF”) election or a mark-to-market election, such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Ordinary Shares (but not the Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. However, we do not expect to furnish U.S. Holders with the tax information necessary to enable a U.S. Holder to make a QEF election.

Alternatively, if we are a PFIC and our Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NYSE (on which the Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Ordinary Shares and Warrants should consult their tax advisors concerning the application of the PFIC rules to Securities under their particular circumstances.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a holder who, for U.S. federal income tax purposes, is a beneficial owner of Securities (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect of Ordinary Shares generally will not be subject to U.S. federal income tax unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of Securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), or the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from the United States sources generally is subject to tax at a 30% rate or a lower applicable treaty rate).

Dividends (including constructive dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described in “Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of Securities.

Information Reporting and Backup Withholding

Dividend payments (including constructive dividends) with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Securities may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding (currently at a rate of 24%) will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will not be subject to the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Securities, subject to certain exceptions (including an exception for Securities held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Securities.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of a LGHL Security.

The Tax Concessions Law

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may obtain undertakings from the Governor in Cabinet of the Cayman Islands:

(a)	that no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of our shares, debentures or other obligations; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

F.	Dividends and Paying Agents

Not required.

G.	Statement by Experts

Not required.

H.	Documents on Display

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange risk, interest rate risk, credit risk and liquidity risk. See Note 4.3—Financial risk factors to Lanvin Group’s consolidated financial statements included elsewhere in this annual report for further details.

Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We did not use any derivative financial instruments to hedge certain risk exposures.

Foreign exchange risk

We have a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. Our management manages our foreign exchange risk by performing regular review.

Interest rate risk

We do not have any significant interest bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 23 and 24 to Lanvin Group’s consolidated financial statements, respectively.

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of December 31, 2022, 2021 and 2020, approximately 42%, 69% and 33% of our interest-bearing borrowings bore interest at fixed rates, respectively.

Credit risk

Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers our credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

Liquidity risk

Liquidity risk refers to the difficulty we could have in meeting our financial obligations.

According to management, the funds and credit lines currently available, in addition to those that will be generated by operating and financing activities, will enable us to meet our financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of December 31, 2022, 2021 and 2020, we had undrawn cash credit lines of $13 million, $13 million and $23.2 million available at banks, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

A description of our Warrants is set forth in this annual report, in Exhibit 2.5 “Description of Securities” and is incorporated by reference herein.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F, which we expect to file in 2024 with respect to the fiscal year ending December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Jurjan Wouda Kuipers, who is an independent director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics that applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. This code of business conduct and ethics is available on our website at https://lanvin-group.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Zhitong Certified Public Accountants LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton Zhitong Certified Public Accountants LLP, for the years indicated.

	For the Year Ended December 31,
	2021	2022
	(In Euro millions)
Audit Fees (1)	5	2
Audit-Related Fees (2)	*	*

Total	5	2

Notes:
*	Amounts less than €1 million
(1)

“Audit Fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and review of documents filed with the SEC and other statutory and regulatory filings. The “Audit Fees” in 2021 include the PCAOB audit for the years ended December 31, 2021 and 2020 for the purpose of LGHL’s Registration Statement on Form F-4 filed in connection with the Business Combination.

(2)

“Audit-Related Fees” includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees”.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Grant Thornton Zhitong Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Cayman Companies Act, our home country. Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating and corporate governance committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating and corporate governance committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lanvin Group Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

2.1	Specimen ordinary share certificate of Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

2.2	Specimen warrant certificate of Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

2.3	Warrant Agreement, dated as of January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

2.4	Assignment, Assumption and Amendment Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

2.5*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

Exhibit Number	Description of Exhibit

4.1	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.2	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.2 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.3	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.3 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.4	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.4 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.5	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.5 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.6	Form of PIPE Subscription Agreements (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.7	Sponsor Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.8	FFG Shareholder Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

Exhibit Number	Description of Exhibit

4.9	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.10	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.11	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.12	Form of Indemnification Agreement between Lanvin Group Holdings Limited and each director and executive officer of Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.13	Letter Agreement, dated January 21, 2021, among Primavera Capital Acquisition Corporation and its officers and directors and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.14	Investment Management Trust Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.15	Registration Rights Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and certain security holders (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.16	Administrative Services Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.17	Private Placement Warrants Purchase Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

Exhibit Number	Description of Exhibit

4.18	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Tong Chen (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.19	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Chenling Zhang (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.20	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Muktesh Pant (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.21	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Teresa Teague (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.22	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Sonia Cheng Chi-Man (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.23	Promissory Note, dated January 28, 2022, issued by Primavera Capital Acquisition Corporation to Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.24	Forward Purchase Agreement dated as of January 5, 2021, between Primavera Acquisition Corporation, Primavera Capital Acquisition LLC and Aspex Master Fund (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.25	Forward Purchase Agreement dated as of January 4, 2021, between Primavera Acquisition Corporation, Primavera Capital Acquisition LLC and Sky Venture Partners L.P. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.26	Share Subscription Agreement in relation to the shares of Fosun Fashion Group (Cayman) Limited dated as of October 16, 2022 between Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited and Meritz Securities Co., Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.27	Relationship Agreement dated October 19, 2022 between Lanvin Group Holdings Limited, Meritz Securities Co., Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

Exhibit Number	Description of Exhibit

4.28	Letter Agreement, dated September 29, 2022, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.29	Amended and Restated Subscription Agreement, dated October 28, 2022, between Lanvin Group Holdings Limited, Primavera Capital Acquisition Corporation, Fosun Fashion Holdings (Cayman) Limited, Fosun Fashion Group (Cayman) Limited and Fosun International Limited (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.30	Amendment No.1 to Sponsor Support Deed dated October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.31	Letter Agreement to the Shareholder Support Deed dated October 28, 2022, between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and Fosun Fashion Holdings (Cayman) Limited (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.32	Form of Non-redemption agreement to be entered into between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and certain holders of Class A Ordinary Shares of Primavera Capital Acquisition Corporation (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.33	Share Surrender Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Primavera Capital Acquisition LLC and Fosun Fashion Holdings (Cayman) Limited (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.34	Waiver Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.35	Brilliant Fashion Incentive Award Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

4.36	Form of Independent Non-Executive Director Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023)

Exhibit Number	Description of Exhibit

8.1*	List of subsidiaries of Lanvin Group Holdings Limited

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lanvin Group Holding Limited

By:	/s/ Yun Cheng
Name: Yun Cheng
Title: Chairman and Chief Executive Officer

Date: April 20, 2023

Lanvin Group Holdings Limited
Consolidated financial statements and report of independent registered public accounting firm
At December 31, 2022 and 2021 and for each of the three years ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders of Lanvin Group Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Lanvin Group Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Zhitong Certified Public Accountants LLP

We have served as the Company’s auditor since 2021.

Shanghai, China
April 20, 2023

Lanvin Group
Holdings
Limited
Consolidated statements of profit or loss
For the years ended December 31, 2022, 2021 and 2020

(Euro thousands except for loss per share)		For the years ended December 31,
	Notes	2022	2021	2020

Revenue	9	422,312	308,822	222,612
Cost of sales	10	(184,368)	(138,920)	(105,218)

Gross profit		237,944	169,902	117,394
Marketing and selling expenses	10	(224,733)	(165,502)	(151,631)
General and administrative expenses	10	(153,138)	(122,497)	(115,181)
Other operating income and expenses	10	(2,340)	10,083	(18,399)

Loss from operations before non-underlying items		(142,267)	(108,014)	(167,817)
Non-underlying items	11	(83,057)	45,206	43,546

Loss from operations		(225,324)	(62,808)	(124,271)
Finance cost – net	12	(14,556)	(9,313)	(12,989)

Loss before income tax		(239,880)	(72,121)	(137,260)
Income tax benefits / (expenses)	13	129	(4,331)	1,603

Loss for the year		(239,751)	(76,452)	(135,657)

Attributable to:
- Owners of the Company		(218,290)	(65,354)	(110,761)
- Non-controlling interests		(21,461)	(11,098)	(24,896)
Loss per share in Euro
- Basic and diluted (in Euro per share)	14	(2.15)	(0.84)	(1.53)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Consolidated statements of comprehensive loss
For the years ended December 31, 2022, 2021 and 2020

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Loss for the year	(239,751)	(76,452)	(135,657)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	(1,616)	(7,612)	6,671
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial gains/(losses), net of tax	1,813	(438)	(307)

Total comprehensive loss for the year	(239,554)	(84,502)	(129,293)

Attributable to:
- Owners of the Company	(218,040)	(72,114)	(106,049)
- Non-controlling interests	(21,514)	(12,388)	(23,244)
The accompanying notes are an integral part of these Consolidated Financial Statements.

F-
4

Lanvin Group Holdings Limited
Consolidated statements of financial position
At December 31, 2022 and 2021

		At December 31,
(Euro thousands)	Notes	2022	2021

Assets
Non-current assets
Intangible assets	15	181,485	181,234
Goodwill	16	69,323	69,323
Property, plant and equipment	18	46,801	40,564
Right-of-use assets	19	121,731	118,775
Deferred income tax assets	13	17,297	17,070
Other non-current assets	20	15,265	15,742

		451,902	442,708

Current assets
Inventories	21	109,094	92,335
Trade receivables	22	48,868	39,781
Other current assets	23	30,467	41,706
Cash and bank balances	24	91,897	88,981

		280,326	262,803

Total assets		732,228	705,511

Liabilities
Non-current liabilities
Non-current borrowings	25	18,115	11,212
Non-current lease liabilities	26	105,986	102,987
Non-current provisions	27	4,111	4,166
Employee benefits	28	15,128	18,464
Deferred income tax liabilities	13	54,660	54,179
Other non-current liabilities		690	1,080

		198,690	192,088

Current liabilities
Trade payables		73,114	58,151
Bank overdrafts	24	148	14
Current borrowings	25	15,370	55,559
Current lease liabilities	26	34,605	37,072
Current provisions	27	3,014	3,141
Other current liabilities	29	106,481	68,660

		232,732	222,597

Total liabilities		431,422	414,685

Net assets		300,806	290,826

Equity
Equity attributable to owners of the Company
Share capital	30	*	339,259
Treasury shares	30	(25,023)	(3)
Other reserves	31	762,961	149,460
Accumulated losses		(442,618)	(224,328)

		295,320	264,388
Non- controlling interests	32	5,486	26,438

Total equity		300,806	290,826

*	Amount less than Euro 1,000 .
The

accompanying notes are an integral part of these Consolidated Financial Statements.

F-
5

Lanvin Group
Holdings
Limited
Consolidated statements of cash flows
For the years ended December 31, 2022, 2021 and 2020

		For the years ended December 31,
(Euro thousands)	Notes	2022	2021	2020

Operating activities
Loss for the year		(239,751)	(76,452)	(135,657)
Adjustments for:
Income tax benefits / (expenses)		(129)	4,331	(1,603)
Depreciation and amortization		45,810	41,584	48,332
Provisions and impairment losses		16,729	10,766	22,676
Employee share-based compensation		7,431	7,208	5,389
Negative goodwill from acquisition of a subsidiary		—	(7,896)	—
Gain on the debt restructuring		—	(7,380)	—
Net gains on disposals		(964)	(24,014)	(40,307)
Finance cost – net		13,742	8,564	12,497
Share listing and associated expenses		84,193	—	—
Fair value movement in warrants		1,132	—	—
Change in inventories		(28,514)	(11,890)	3,292
Change in trade receivables		(10,541)	(11,275)	3,018
Change in trade payables		14,963	1,298	9,714
Change in other operating assets and liabilities		15,237	(7,076)	(13,046)
Income tax paid		(189)	(856)	(1,602)

Net cash used in operating activities		(80,851)	(73,088)	(87,297)

Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets		(24,703)	(9,876)	(5,679)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	3 5	2,904	25,115	72,717
Acquisition of a subsidiary, net of cash acquired		—	(8,893)	—

Net cash (used in) / generated from investing activities		(21,799)	6,346	67,038

Financing activities
Proceeds from shareholders’ capital injection		—	92,180	24,279
Proceeds from the Reverse Recapitalization		183,426	—	—
Payments of transaction costs related to the Reverse Recapitalization		(11,217)	—	—
Proceeds from financing fund		24,022	—	—
Proceeds from borrowings		190,729	176,174	92,408
Repayments of borrowings		(225,017)	(116,587)	(113,149)
Repayments of lease liabilities		(34,706)	(35,105)	(33,871)
Payment of borrowings interest		(15,808)	(1,521)	(3,327)
Payment of lease liabilities interest		(6,658)	(5,586)	(7,730)
Capital contribution from non-controlling interests		172	1,610	667
Changes in ownership interest in a subsidiary without change of control		(6)	(1,100)	(724)

Net cash generated from / (used in) financing activities	3 5	104,937	110,065	(41,447)

Net change in cash and cash equivalents		2,287	43,323	(61,706)
Cash and cash equivalents less bank overdrafts at the beginning of the year		88,658	44,171	106,642
Effect of foreign exchange differences on cash and cash equivalents		804	1,164	(765)

Cash and cash equivalents less bank overdrafts at the end of the year		91,749	88,658	44,171

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Consolidated statements of changes in equity
For the years ended December 31, 2022, 2021 and 2020

		Attributable to owners of the Company					Non- controlling interests	Total equity

(Euro thousands)	Notes	Issued capital	Treasury shares	Other Reserves	Accumulated losses	Total

Balance at January 1, 2020		265,731	—	44,607	(48,213)	262,125	61,342	323,467

Comprehensive loss
Loss for the year		—	—	—	(110,761)	(110,761)	(24,896)	(135,657)
Currency translation difference		—	—	4,893	—	4,893	1,778	6,671
Net actuarial losses from defined benefit plans		—	—	(181)	—	(181)	(126)	(307)

Total comprehensive loss		—	—	4,712	(110,761)	(106,049)	(23,244)	(129,293)

Transactions with owners
Capital injection from shareholders	30	23,434	—	24,279	—	47,713	—	47,713
Employee share-based compensation	3 3	—	—	5,389	—	5,389	—	5,389
Debt forgiveness by shareholder		—	—	3,176	—	3,176	—	3,176
Capital contribution from non-controlling interests		—	—	119	—	119	548	667
Changes in ownership interest in subsidiaries without change of control		—	—	(1,084)	—	(1,084)	360	(724)

Total transactions with owners		23,434	—	31,879	—	55,313	908	56,221

Balance at December 31, 2020		289,165	—	81,198	(158,974)	211,389	39,006	250,395

Balance at January 1, 2021		289,165	—	81,198	(158,974)	211,389	39,006	250,395

Comprehensive loss
Loss for the year		—	—	—	(65,354)	(65,354)	(11,098)	(76,452)
Currency translation difference		—	—	(6,355)	—	(6,355)	(1,257)	(7,612)
Net actuarial losses from defined benefit plans		—	—	(405)	—	(405)	(33)	(438)

Total comprehensive loss		—	—	(6,760)	(65,354)	(72,114)	(12,388)	(84,502)

Transactions with owners
Capital injection from shareholders	30	50,091	—	67,124	—	117,215	—	117,215
Employee share-based compensation	33	3	(3)	7,208	—	7,208	—	7,208
Capital contribution from non-controlling interests		—	—	566	—	566	1,044	1,610
Changes in ownership interest in a subsidiary without change of control		—	—	124	—	124	(1,224)	(1,100)

Total transactions with owners		50,094	(3)	75,022	—	125,113	(180)	124,933

Balance at December 31, 2021		339,259	(3)	149,460	(224,328)	264,388	26,438	290,826

Balance at January 1, 2022		339,259	(3)	149,460	(224,328)	264,388	26,438	290,826

Comprehensive loss
Loss for the year		—	—	—	(218,290)	(218,290)	(21,461)	(239,751)
Currency translation difference		—	—	(1,011)	—	(1,011)	(605)	(1,616)
Net actuarial losses from defined benefit plans		—	—	1,261	—	1,261	552	1,813

Total comprehensive loss		—	—	250	(218,290)	(218,040)	(21,514)	(239,554)

Transactions with owners
Capital injection from shareholders	30	18,569	(25,023)	6,454	—	—	—	—
Employee share-based compensation	33	—	—	7,431	—	7,431	—	7,431
Capital contribution from non-controlling interests		—	—	—	—	—	172	172
Changes in ownership interest in a subsidiary without change of control		—	—	(396)	—	(396)	390	(6)
Issuance of ordinary shares upon Reverse Recapitalization (refer to Note 1 for definition), net of issuance costs		(357,828)	3	599,762	—	241,937	—	241,937

Total transactions with owners		(339,259)	(25,020)	613,251	—	248,972	562	249,534

Balance at December 31, 2022		*	(25,023)	762,961	(442,618)	295,320	5,486	300,806

*	Amount less than Euro1,000.
The

accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022, 2021 and 2020
1. General information
Lanvin Group Holdings Limited (the “Company” or “LGHL”) is domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
The Company was formed to facilitate the public listing and additional capitalization (referred to collectively as the “Reverse Recapitalization”) of Fosun Fashion Group (Cayman) Limited (“FFG”) and its subsidiaries (together referred to as “FFG Group”). FFG Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John, and high-end
Italian menswear maker Caruso. FFG Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of
e-commerce,
offline retail and wholesale channels, providing both growth opportunities as well as stability and resilience throughout the fashion cycle.
The Reverse Recapitalization (see Notes 6) was effectuated
by:

•
a special purpose acquisition company (“SPAC”) Primavera Capital Acquisition Corporation (“PCAC”), incorporated in the Cayman Islands and listed on the New York Stock Exchange (“NYSE”); and merging on December 14, 2022 (“Closing Date”) with Lanvin Group Heritage I Limited (“Merger Sub 1”), incorporated in the Cayman Islands and a direct wholly owned subsidiary of LGHL; with Merger Sub 1 surviving and remaining as a wholly owned subsidiary of LGHL;

•
FFG merging on December 14, 2022 with Lanvin Group Heritage II Limited (“Merger Sub 2”), incorporated in the Cayman Islands and a direct wholly owned subsidiary of LGHL; with FFG surviving and becoming a wholly owned subsidiary of LGHL;

•	FFG merging on December 14, 2022 with Merger Sub 1, with FFG surviving and becoming a wholly owned subsidiary of LGHL;

•	additional capitalization by way of the issuance of LGHL shares to third party investors on December 14, 2022 pursuant to investment commitments in previously agreed subscription agreements; and

•	the Company becoming a publicly traded company on NYSE on December 14, 2022.
As described in Note 6, the Reverse Recapitalization has been accounted for with PCAC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization has been accounted for as the equivalent of FFG issuing shares for the net assets of PCAC, accompanied by a recapitalization by third party investors. Therefore, these consolidated financial statements have been presented as a continuation of the FFG Group.

2. Basis of preparation
2.1 Statement of compliance with IFRS
These
consolidated financial statements of the Group have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Group on April 20, 2023.
2.2 Contents and structure of the Consolidated Financial Statements
The consolidated financial statements include the consolidated statements of profit or loss, consolidated statements of comprehensive loss, consolidated statements of financial position, consolidated statements of cash flows, consolidated statements of changes in equity and the accompanying notes (the “Consolidated Financial Statements”).
The Group has prepared the consolidated statements of financial position presenting separately the current and non-current
assets and liabilities. All details needed for accurate and complete disclosure are provided in the Notes to the Consolidated Financial Statements. Consolidated statements of profit or loss items are classified by destination. The consolidated statements of cash flows have been prepared with the indirect method. The Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
2.3 Going concern
For the year ended December 31, 2022, the Group
has incurred operating losses of Euro225.32 million (2021: Euro62.81 million) and net losses of Euro239.75 million (2021: Euro76.45 million). The
Group
has an accumulated losses of Euro442.62 million as of December 31, 2022 (December 31, 2021: Euro224.33 million).
Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing as disclosed in these consolidated financial statements. The Group has funded operations primarily with issuances of preferred shares, long-term debt and net proceeds from revenues.
The Consolidated Financial Statements have been prepared on a going concern basis that one of the Group’s shareholders, Fosun International Limited, will continue to provide adequate support for the Group to meet its obligations as they become due for at least 12 months from the issuance date of these financial statements.

3. Summary of significant accounting policies
3.1 Changes in accounting policies
New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2022

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 3 References to the Conceptual Framework	January 1, 2022
IAS 16 Proceeds before Intended Use	January 1, 2022
IAS 37 Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020 Cycle	January 1, 2022
The introduction of these amendments did not have any effect on these Consolidated Financial Statements.
New standards, amendments and interpretations not yet effective
At the date of authorization of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB. None of these Standards or amendments to existing Standards have been adopted early by the Group.

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 17 Insurance Contracts	January 1, 2023
IFRS 17 and IFRS 4 Amendments to IFRS 17 Insurance Contracts	January 1, 2023
IAS 1 Classification of Liabilities as Current or Non-current	January 1, 2023
IAS 1 Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction’ (Amendments to IAS 12)	January 1, 2023
IAS 1 Disclosure of Accounting Policies	January 1, 2023
IAS 8 Definition of Accounting Estimates	January 1, 2023
Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New Standards, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s Consolidated Financial Statements.

3.2 Basis of consolidation Subsidiaries
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group has the power over the investee, it is exposed, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. Subsidiaries are consolidated on a line by line basis from the date on which the Group obtains control. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Subsidiaries are deconsolidated from the date when control ceases. When the Group ceases to have control over a subsidiary, it derecognizes the assets (including any goodwill) and liabilities of the subsidiaries at their carrying amounts, derecognizes the carrying amount of non-controlling
interests in the former subsidiary and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is then re-measured to its fair value.
The Group recognizes any
non-controlling
interests (“NCI”) in the acquiree on an
acquisition-by-acquisition
basis, either at fair value or at the
non-controlling
interests’ share of the acquiree’s identifiable net assets. Net profit or loss and each component of other comprehensive income/(loss) are attributed to the owners of the parent and to the non-controlling
interests.
All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated Financial Statements.
Business combinations
The Group applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the Group’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill. Positive goodwill will be stated in the consolidated statements of financial position as a separate asset at cost less accumulated impairment losses. Negative goodwill is recognized in the consolidated statements of profit or loss immediately on acquisition as a bargain purchase gain.
The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.
Acquisition-related costs are expensed as incurred.
If the business combination is achieved in stages, the acquisition date carrying value of the Group’s previously held interest in the acquiree is re-measured
to fair value at the acquisition date; any gains or losses arising from such re-measurement
are recognized in profit or loss.
Reverse acquisitions
A “reverse acquisition” is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as business, business combination accounting is applied. However if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share based consideration.

3.3 Foreign currency transactions
Functional and presentation currency
The Consolidated Financial Statements are presented in euros. The functional currency of the Group’s entities is the currency of their primary economic environment. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign currency exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements are recognized in the consolidated statements of profit or loss.
Consolidation of foreign entities
Upon consolidation, all assets and liabilities of Group entities with a functional currency other than the Euro are translated using the closing rates at the date of the consolidated statements of financial position. Income and expenses are translated into Euro at the average foreign currency exchange rate for the period. Translation differences resulting from the application of this method are recognized within other comprehensive income / (loss) until the disposal of the investment. Average foreign currency exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statements of cash flows. Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated Financial Statements in the functional currency and translated at the foreign currency exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant foreign currency exchange rate.
The principal foreign currency exchange rates used by the Group to translate other currencies into Euro, were as follows:

	2022		2021		2020
	At December 31	Average	At December 31	Average	At December 31	Average

CNY	7.4229	7.0714	7.2197	7.6372	8.0250	7.8704
CHF	0.9841	1.0036	1.0347	1.0818	1.0844	1.0706
GBP	0.8843	0.8519	0.8389	0.8603	0.9027	0.8891
HKD	8.3095	8.2390	8.8304	9.1986	9.5354	8.8482
INR	88.1789	82.5907	84.3226	87.5124	90.0633	84.4913
JPY	141.7666	137.7370	130.2725	129.8404	126.9056	121.8322
MXN	20.7529	21.0553	23.1683	24.0754	24.4650	24.3566
SEK	11.1472	10.6281	10.2407	10.1418	10.0791	10.4784
SGD	1.4321	1.4499	1.5303	1.5902	1.6273	1.5734
USD	1.0658	1.0521	1.1324	1.1835	1.2299	1.1408

3.4 Scope of consolidation
Lanvin Group Holdings Limited is the parent company of the Group and holds, directly or indirectly, interests in the Group’s subsidiaries. The Group’s scope of consolidation at December 31, 2022 and 2021 was as follows:

Company	Registered office	Nominal value of registered capital	% of Group
			2022	2021

Fosun Fashion Group (Cayman) Limited	Grand Cayman, Cayman Islands	E uro 50,000	100.00	N.A.
Fosun Fashion Investment Holdings (HK) Limited	Hong Kong, P.R.C.	HKD100	100.00	100.00
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Shanghai, P.R.C.	USD500,000	100.00	100.00
SJK Investment Holdings Limited	Grand Cayman, Cayman Islands	USD1,000	100.00	100.00
FFG Investment (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brand Management Co., Limited	Hong Kong, P.R.C.	HKD31,878	100.00	100.00
Luminary Talent Limited	Hong Kong, P.R.C.	HKD1	100.00	100.00
FFG Lily (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
FFG Wisdom (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brands Management Co., Limited	Shanghai, P.R.C.	CNY42,393,000	80.00	80.00
Virtuoso Investment Holdings Luxembourg S.à r.l.	The Grand Duchy of Luxembourg	Euro12,500	100.00	100.00
FFG Lucky SAS	Paris, France	Euro1	100.00	100.00
Fosun Fashion (Hainan) Industry Development Co., Ltd.	Hainan, P.R.C.	USD2,000,000	100.00	100.00
Shanghai Fulang Brand Management (Group) Co., Ltd.	Shanghai, P.R.C.	USD3,000,000	100.00	100.00
Oasis Fashion Holdings Limited	Hong Kong, P.R.C.	HKD100	100.00	100.00
LANVIN GROUP S.R.L.	Milan, Italy	Euro10,000	100.00	100.00
Lanv Fashion Pte. Ltd.	Singapore	SGD1	100.00	—
Lanvin Group Fashion (America) Inc.	Newark, U.S.A.	USD20	100.00	—
Arpège SAS	Paris, France	E uro 91,135,692	94.28	90.61
Wolford AG	Breagaz, Austria	E uro 46,337,596.8	58.45	58.45
Raffaele Caruso S.p.A	Soragna, Italy	Euro2,937,145	100.00	100.00
St. John Knits International, Incorporated	Delaware, U.S.A.	USD379,547	96.95	96.95
Sergio Rossi S.p.A	San Mauro Pascoli, Italy	Euro44,084,197	99.03	99.00
JEANNE LANVIN	Paris, France	Euro16,297,330	94.28	90.61
LANVIN MONTE-CARLO	Monaco, Monaco	Euro150,000	94.19	90.52
Lanvin Inc.	New York, U.S.A.	USD12,028,400	94.28	90.61
L3F CROISETTE	Paris, France	Euro20,000	94.28	90.61
L1 Bal Harbour LLC	Miami, U.S.A.	USD1,000	94.28	90.61
L2 Crystals LLC	Las Vegas, U.S.A.	USD1,000	94.28	90.61
L3 Madison LLC	New York, U.S.A.	USD1,000	94.28	90.61
L4 Rodeo Drive LLC	Beverly Hills, U.S.A.	USD1,000	94.28	90.61
L5 US ECOM LLC	New York, U.S.A.	USD1,000	94.28	90.61
L6 MADISON, LLC	New York, U.S.A.	USD1,000	94.28	90.61
L7 Chicago LLC	Chicago, U.S.A.	USD1,000	94.28	90.61
L8 South Coast Plaza LLC	Costa Mesa, U.S.A.	USD1,000	94.28	90.61
L1 SPIGA Srl	Milan, Italy	Euro46,587	94.28	90.61
L1 Outlet Srl	San Remo, Italy	Euro10,000	94.28	90.61
L1 Services Srl	Padova, Italy	Euro10,000	N.A.	90.61
LANVIN JAPAN K.K.	Tokyo, Japan	JPY100,000,000	94.28	90.61
LANVIN ASIA PACIFIC LIMITED	Hong Kong, P.R.C.	HKD12,000,000	94.28	90.61
Lans Atelier (SHANGHAI) Trading Co., Ltd.	Shanghai, P.R.C.	USD50,000,000	94.28	90.61
LANVIN MACAU LIMITED	Macao, P.R.C.	MOP25,000	94.28	90.61
LANVIN TAIWAN Ltd.	Taipei, P.R.C.	TWD31,000,000	94.28	90.61
LANVIN LIMITED	London, U.K.	GBP1	94.28	90.61
Jeanne Lanvin GmbH	München, Germany	E u ro 675,000	94.28	90.61
Wolford Beteiligungs GmbH	Bregenz, Austria	Euro35,000	58.45	58.45
Wolford proizvodnja in trgovina d.o.o.	Murska Sobota, Slovenia	Euro500,000	58.45	58.45
Wolford Deutschland GmbH	Bielefeld, Germany	Euro260,000	58.45	58.45
Wolford (Schweiz) AG	Opfikon, Switzerland	CHF200,000	58.45	58.45
Wolford London Ltd.	London, U.K.	GBP100,000	58.45	58.45
Wolford Paris S.A.R.L.	Paris, France	Euro1,525,000	58.45	58.45
Wolford Italia S.r.l.	Mailand, Italy	Euro500,000	58.45	58.45
Wolford España S.L.	Madrid, Spain	Euro60,000	58.45	58.45
Wolford Scandinavia ApS	Kopenhagen, Danmark	DKK800,000	58.45	58.45
Wolford America, Inc.	New York, U.S.A.	N.A.	58.45	58.45
Wolford Nederland B.V.	Amsterdam, Netherlands	Euro50,000	58.45	58.45
Wolford Canada Inc.	Vancouver, Canada	CAD100	58.45	58.45
Wolford Asia Limited	Hong Kong, P.R.C.	HKD2,850,000	58.45	58.45
Wolford Belgium N.V.	Antwerpen, Belgium	Euro124,000	58.45	58.45
Wolford (Shanghai) Trading Co., Ltd.	Shanghai, P.R.C.	Euro3,000,000	58.45	58.45
Wolford Berangere	Paris, France	E uro 7,622	58.45	58.45
St. John Knits, Inc.	California, U.S.A.	US D 379,547.46	96.95	96.95
ST. JOHN ASIA LIMITED	Hong Kong, P.R.C.	HKD1,000,000	96.95	96.95
St. John Canada Corporation	Nova Scotia, Canada	N.A.	96.95	96.95
St. John China Limited	Hong Kong, P.R.C.	HKD100	96.95	96.95
St. John China Holdings Limited	Hong Kong, P.R.C.	USD35,000,000	77.56	77.56
St. John (Shanghai) Trading Co., Ltd.	Shanghai, P.R.C.	USD7,000,000	77.56	77.56
St. John de Mexico S.A. de C.V.	Tijuana Baja, Mexico	PES 50,000	96.95	96.95
Shanghai Caruso Trading Co., Ltd.	Shanghai, P.R.C.	CNY1,000,000	100.00	100.00
Sergio Rossi Retail s.r.l.	San Mauro Pascoli, Italy	Euro30,000	99.03	99.00
Sergio Rossi USA Inc.	New York, U.S.A.	USD150,000	99.03	99.00
Sergio Rossi UK Limited	London, U.K.	GBP2,350,000	99.03	99.00
Sergio Rossi Japan Limited	Tokyo, Japan	JPY100,000,000	99.03	99.00
Sergio Rossi Hong Kong Limited	Hong Kong, P.R.C.	HKD99,582,000	99.03	99.00
Sergio Rossi Shanghai Trading Limited	Shanghai, P.R.C.	E uro 10,600,000	99.03	99.00
Sergio Rossi Deutschland GmbH	München, Germany	Euro25,000	99.03	99.00

3.5 Proper
ty,
plant and equipment
Cost
Property, plant and equipment is initially recognized at cost, which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management, capitalized borrowing costs and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at their production cost, including labor costs. Subsequent costs are capitalized only if they increase the future economic benefits embodied in the related assets. All other expenditures are expensed as incurred. When parts are replaced, the carrying amount of the parts that are replaced are written off in the consolidated statements of profit or loss.
Property, plant and equipment is presented net of accumulated depreciation, calculated on the basis of the useful lives of the assets, and any impairment losses.
Depreciation
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	10 to 50 years
Machinery and equipment	3 to 20 years
Leasehold improvements	5 to 15 years
Office equipment	2 to 10 years
Other	2 to 10 years
Land and assets under construction are not depreciated.
If the asset being depreciated consists of separately identifiable components whose useful life differs from that of the other parts making up the asset, depreciation is charged separately for each of its component parts through the application of the “component approach”.
Property, plant and equipment is tested for impairment when impairment indicators are identified, such as a scheduled closure of a store or site, a redundancy plan or a downward revision of market forecasts. When an asset’s recoverable amount is less than its net carrying amount, an impairment loss is recognized. Where the recoverable amount of an individual asset cannot be determined precisely, the Group determines the recoverable amount of the cash-generating unit (“CGU”) or group of CGUs to which the asset belongs.

3.6 Goodwill
Goodwill, an asset that produces future economic benefits but which is not individually identified and separately measured, is initially recognized at cost.
Goodwill is not amortized but tested for impairment every year to determine if its value has been impaired. If specific events or altered circumstances indicate the possibility that goodwill has been impaired, the impairment test is performed more frequently.
For impairment test purposes, goodwill acquired in a business combination shall be, from the acquisition date, allocated to each of the acquirer’s cash generating units that are expected to benefit from the synergies of the combination. Cash Generating Units are determined based on the organizational structure of the Group and represent groups of assets that generate independent cash inflows from continuing use of the relevant assets. The Group’s Cash Generating Units include brands, sales channels and geographical areas.
The CGUs to which goodwill has been allocated are tested for impairment annually and, whenever there is an indication of impairment, the carrying value of the CGU is compared with their recoverable amount.
The carrying amount of CGUs tested for impairment for consolidation purposes is represented by the net invested capital, which means the net equity adjusted by the net financial position including the lease liability.
Recoverable amount is the higher of fair value less costs to sell and value in use, as calculated based on an estimate of the future cash flows expected to derive from the CGU tested for impairment. Cash flow projections are based on budget, forecast and on long-term estimates prepared by the management.
An impairment loss is recognized in profit or loss for the period whenever the recoverable amount of the CGU is lower than its book value. An impairment loss recognized for goodwill is never reversed in subsequent years.

3.7 Intangible assets
Only identifiable assets controlled by the Group and capable of producing future economic benefits are included in intangible assets. Intangible assets include brands, trademarks and patents and software.
Brands with indefinite useful life
Brands with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently if facts or circumstances indicate that the asset may be impaired.
Intangible assets with a finite useful life
Identifiable
non-monetary
assets without physical substance, controlled by the Group and capable of producing future economic benefits are recognized as intangible assets.
Intangible assets with a finite useful life include trademarks and patents and software.
Trademarks and patents
Trademarks
and patents are recognized at cost or at the value attributed upon acquisition and include the cost of trademark registration in the various countries in which the Group operates, assuming there are no risks or limitations on control over their use.
Software
Software
acquired
as part of recurring operations and software developed
in-house
by the Group which meet all the relevant criteria are capitalized and amortized on a straight-line basis over their useful lives.
Intangible assets with a definite useful life are amortized on a straight-line basis at the following periods:

Trademarks and patents	3 to 10 years
Software	2 to 10 years
Other	1 to 5 years
3.8 Leases
Right-of-use
asset and lease liability are regulated by IFRS 16 Leases which applies to all lease contracts that provide for the payment of fixed rents, including those indexed and those that set a guaranteed minimum. The Group recognizes the right-of-use
asset and the lease liability at the commencement date of the lease and based on the lease term. The identification of a lease term is very important because the form, legislation and common business practice can vary considerably from one jurisdiction to another. The Group determines the lease term as the non-cancellable
period of a lease, together with the periods covered by an option to extend or to terminate the lease under the control of the Company. The management evaluates the exercise of the option if it’s considered “reasonably certain” based on several factors and circumstances that create an incentive for the lessee to exercise, or not to exercise the option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option.

The lease term begins on the “commencement date” of the lease. This is defined as the date on which the lessor makes an underlying asset available for use by a lessee. It is the date on which the lessee initially recognizes and measures right-of-use
asset and lease liability. The commencement date is not necessarily the date on which start the depreciation of the right-of-use
asset. For retail premises, the asset leased is ready for use when works on premises are completed and, therefore, the depreciation of right-of-use
asset shall begin after the completion of works necessary to bring a store to its working condition according to the management instructions (consistently with the IAS 16 requirements).
The
right-of-use
asset is measured at cost, identified as the initial measurement of the lease liability, increased by any initial direct costs incurred by the lessee (key money, legal fees, agent fees or other incremental costs incurred to conclude the contract) or by any dismantling cost necessary to bring back the premises to its original condition. The right-of-use
asset is depreciated over the lease term. The lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using an incremental borrowing rate calculated at Group level. The profit or loss caption “Interest expenses IFRS 16” represents the adjustment of the present value of the lease liability. Since most leases stipulated by the Group do not have an interest rate implicit in the lease, the discount rate applicable to future lease payments is determined as the risk-free rate of each country in which the leases are stipulated, with payment dates based on the terms of the specific lease, increased by the parent company’s credit spread. A lease modification occurs when there is a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease (for example, adding or terminating the right to use one or more underlying assets, or extending or shortening the contractual lease term). The effective date of the modification is defined as “the date when both parties agree to a lease modification”. When this occurs, the right-of-use
asset and the lease liability are updated accordingly. If a lease is terminated before the original lease term date defined at the commencement date, both right-of-use
asset and the lease liability are
re-measured,
impacting also the profit of loss statement.
In addition, options for the extension and early termination of the lease agreements are re-evaluated
and
re-considered
when a significant event or a change occurs in the circumstances that are under the control of the Group and this will influence the assessment of the reasonable certainty of the exercise options. Low-value contracts (the price of the asset, when new and recognized on a single component basis approach, is less than Euro5,000) and leases whose lease term is shorter than 12 months are not in the scope of “IFRS 16 Leases”, so they are recognized through profit or loss on a straight-line basis over the lease term. Purely variable rent, typically linked to sales without a guaranteed minimum
, is excluded too from the scope of application of such standard.
Based on the practical expedient set by the “Amendment to IFRS16: COVID-Related Rent Concession”, a lessee is not required to assess whether the COVID-related rent reductions obtained by the lessors are lease modifications. Therefore, the lessee can record such rent reduction as if they were not lease modifications, thus recognizing the entire economic benefit of such discounts immediately through profit or loss. Rent discounts are eligible for the practical expedient if they occur as a direct consequence of the
COVID-19
pandemic and if all of the following criteria are met:

•	any rent reduction affects only payments originally due on or before June 30, 2022;

•	there is no substantive change to the other terms and conditions of the lease;

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.
A lessee is expected to make judgement about whether other changes are substantive based on its understanding of those changes and based on how they were historically managed by the Group. As a result in the Group’s view, a modification of the contract such as a renewal or the extension of the lease term is to be considered substantive only when it is not consistent with the usual practices applied by the Group and in the industry as a whole.

3.9 Financial instruments
The classification of a financial asset is based on the Group’s business model for managing the related financial assets and their contractual cash flows. The Group considers whether the contractual cash flows represent solely payments of principal and interest that are consistent with a basic lending arrangement. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial assets are classified and measured at fair value through profit or loss.
With the exception of trade receivables that do not contain a significant financing component (or for which the Group has applied the practical expedient available under IFRS 15 - Revenue from contracts with customers (“IFRS 15”)), which are measured at the transaction price (as defined in IFRS 15), all financial assets are initially measured at their fair value plus, in the case of financial assets not at fair value through profit or loss only, transaction costs that are directly attributable to the acquisition of the asset.
Measurement subsequent to initial recognition is based on the classification of the financial assets into one of the following categories:

•	Financial assets at amortized cost;

•	Financial assets at fair value through other comprehensive income/(loss), with subsequent recycling of cumulative gains and losses to the statement of profit or loss (“FVOCI”); or

•	Financial assets at fair value through profit or loss (“FVPL”).
Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment testing. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost primarily include trade receivables, guarantee deposits and certain other non-current
financial assets.
Financial assets at fair value through other comprehensive income/(loss)
Financial assets at FVOCI are initially recognized at fair value and subsequent fair value changes are recognized within other comprehensive income/(loss). Interest income, foreign exchange revaluations and impairment losses or reversals are recognized in the consolidated statements of profit or loss. Upon de-recognition, the cumulative reserve of fair value changes recognized within other comprehensive income/(loss) is recycled to profit or loss.
The Group’s financial assets at FVOCI primarily include derivative instruments fixed income and floating income securities.

Financial assets at fair value through profit or loss
Financial
assets at FVPL are initially recognized at fair value and subsequent fair value changes are recognized in the consolidated statements of profit or loss. Financial assets at FVTPL include derivative instruments and listed equity investments for which the Group has not irrevocably elected to classify the instruments at FVOCI. Dividends from listed equity investments are recognized as other income in the consolidated statements of profit or loss when the right of payment has been established.
The Group’s financial assets measured at FVPL primarily include insurance contracts, equity instruments and fixed income securities, as well as investments in hedge funds and private equity private debts, money market funds, floating income and real estate funds.
Reclassification
A financial asset is only reclassified when there is a change in the contractual terms that significantly affects the previously expected cash flows or when the Group changes its business model for managing financial assets. Reclassifications are only made prospectively from the reclassification date, without restating any previously recognized gains, losses or interest.
Derecognition
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for any obligations created or retained. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, on derecognition of an investment in a debt instrument classified as FVOCI, the cumulative gain or loss previously accumulated in the investment revaluation reserve within other comprehensive income/(loss) is reclassified to profit or loss.
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at FVOCI, lease receivables, trade receivables and contract assets, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognizes lifetime expected credit losses for trade receivables, contract assets, lease receivables and securities. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

3.10 Finan
c
ial liabilities
Financial liabilities include loans, bonds, lease liabilities, trade payables and other liabilities. These instruments are recorded at fair value on initial recognition, net of any costs that can be ascribed to them. Subsequently, the financial liabilities are measured at amortized cost using the effective interest method. The Group derecognizes a financial liability when, and only when, it is extinguished, i.e. when the obligation in the contract is discharged, cancelled or expired.
3.11 Warrant liabi
li
ties
The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in
capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are recognized as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a non-cash
gain or loss in the statement of profit and loss. In order to determine their fair value, the Group’s public warrants are measured at their trading price and the Group’s private warrants are measured at fair value using a Black-Scholes model.
3.12 Cash an
d
bank balances
Cash and bank balances comprise cash on hand and demand deposits, together with other short-term, highly liquid investments maturing within 90 days from the date of acquisition that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are included in liabilities. In the consolidated statements of cash flows, cash and cash equivalents are presented net of bank overdrafts.
3.13 Trade receivables and payables
Trade receivables are amounts due from clients for goods sold or services provided in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any loss allowances.
Trade receivables are recognized at their nominal value net of the bad debt provision determined on the basis of the requirements set by IFRS 9. According to this standard, receivables are written off following the application of the “expected loss” impairment method together with, if necessary, further impairments recognized upon specific doubtful conditions on the single credit positions.
Trade accounts payable are recorded at nominal amount.
Transactions denominated in foreign currency are recognized at the exchange rate as at the date of the transaction. At the reporting date, transactions denominated in foreign currencies are translated using the exchange rate as at the reporting date. Gains and losses arising from the translation are reflected in the profit or loss.

3.14 Invento
r
ies
Inventories are recognized at the lower of cost (acquisition or production) and net realizable value. Cost includes direct production costs and indirect costs that have been incurred in bringing the inventories to the location and condition necessary to be capable for their use in the production process. Cost is determined on a weighted average basis. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs for sale and distribution.
Inventories are presented net of provisions for slow moving and obsolete inventories.
3.15 Employee benefits
Post-employment benefits
The Group operates a number of defined benefit plans, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the Group, and for defined benefit plans, taking account of the recommendations of independent actuaries. The Group maintains funded and unfunded pension plans. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the consolidated income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the consolidated income statement include current service costs, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment/curtailment occurs or when the Group recognizes related restructuring or termination costs. The pension obligations recognized in the consolidated statements of financial position are measured at the present value of the estimated future cash outflows using interest rates based on high-quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets.
Re-measurements,
comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the year in which they occur in the consolidated statements of comprehensive income/(loss).
Re-measurements
are not reclassified to profit or loss in subsequent years.
Where the calculated amount of a defined benefit liability is negative (an asset), the Group recognizes such pension asset to the extent that economic benefits are available to the Group either from refunds or reductions in future contributions.
Other long-term employee benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods.
Re-measurement
components on other long-term employee benefits are recognized in the consolidated statements of profit or loss in the period in which they arise.

3.16 Provisions for risks an
d
charges
Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.
Present obligations arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
Provisions for the costs to restore leased plant assets to their original condition, as required by the terms and conditions of the lease, are recognized when the obligation is incurred, either at the commencement date or as a consequence of having used the underlying asset during a particular period of the lease, at the directors’ best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances.
3.17 Share Ca
p
ital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Treasury shares, whether specifically allocated for grant to the Group’s senior managements and consultants or allocated to the liquidity agreement or in any other case, as well as directly related transaction costs, are deducted directly from equity attributable to the Group. On disposal, the consideration received for these shares, net of transaction costs and the related tax impacts, is also recognized directly in equity attributable to the Group.

3.18 Revenue recognition
Revenue mainly comprises sales of goods, together with income from royalties and operating licenses.
Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer and excludes any sales incentives, rebates or discounts (including end-of-season
discounts offered by the retail channel), as well as taxes collected from customers that are remitted to government authorities.
Revenue from wholesale operations and direct sales to customers, through retail stores and online channels, is recognized at a point in time when control over a product is transferred to the customers.
Revenue from sales of services is recognized when the Group satisfies its performance obligation.
Under the Group’s standard contract terms, retail customers are entitled to a right to return unsold or outdated products within specified days, which enables them to receive a full or partial cash refund of the amount paid, a store coupon or another product in exchange. Exchanges of one product for another of the same type, quality, condition and price are not considered returns, unless product exchange occurs after specified days from the original sale.
Wholesalers generally do not have a contractual right of return.
Provisions for returns are presented in the consolidated statements of financial position under liabilities with a corresponding adjustment to revenue in respect of future refunds. A corresponding asset (with an offsetting adjustment to cost of sales) representing the right to recover the goods from the customer is also recognized.
The Group uses its historical experience to estimate the number of returns on a portfolio level using the expected value method.
Royalties received with respect to operating licenses are recognized in accordance with the contractual obligations specific to each agreement, which is generally when the sales occur for sales-based licensing agreements, otherwise over time as the performance obligations are satisfied for other types of licensing agreements.
Payment for retail sales is typically required at the time of purchase or within specified days, or, on occasion, in advance. Payment terms for wholesale sales are generally longer and the Group may adopt various measures aimed at ensuring collectability of the related consideration, such as requiring customers to provide advanced payments or financial guarantees, as well as performing credit analysis of customers and obtaining insurance over receivables.

3.19 Personnel c
o
sts
Personnel expenses primarily consist of wages, salaries and payroll taxes, expenses relating to pensions and other post-employment benefits under defined benefit plans. Wages, salaries and payroll taxes include fixed remuneration, variable short-term remuneration, long-term remuneration plans, expenses related to employee profit-sharing and other incentive plans, and any associated payroll taxes. Other personnel expenses notably include severance paid to individual employees or as part of a restructuring plan, and directors’ fees paid to directors of Group entities.
3.20 Advertising and promotion expe
n
ses
Advertising and promotion expenses include the costs of producing advertising media, purchasing media space, manufacturing samples, publishing catalogs and, in general, the cost of all activities designed to promote the Group’s brands and products.
Advertising and promotion expenses are recorded within marketing and selling expenses upon receipt or production of goods or upon completion of services rendered.
3.21 Government gr
a
nts
Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the consolidated statements of profit or loss over the expected useful life of the relevant asset by equal annual instalments.
3.22 Equity-settled share-based payments
The Group’s management operates an equity-settled, share-based compensation plan, under which the entity receives services from directors and employees of the Group as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instrument granted:

•	including any market performance conditions (for example, an entity’s share price);

•
excluding the impact of any service and
non-market
performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

•	including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specified period of time).
At the end of each reporting period, the Group’s management revises its estimates of the number of equity instrument that are expected to vest based on the non-marketing
performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date’s fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.
Where there is any modification of terms and conditions which increases the fair value of the equity instruments granted, the Group includes the incremental fair value granted in the measurement of the amount recognized for the services received over the remainder of the vesting period. The incremental fair value is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. An expense based on the incremental fair value is recognized over the period from the modification date to the date when the modified equity instruments vest in addition to any amount in respect of the original instrument, which should continue to be recognized over the remainder of the original vesting period.
3.23 Incom
e
tax
e
s
Income tax expense comprises the current and deferred tax expenses.
Current tax
The tax currently payable is based on taxable profit for the year. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority.
Deferred tax
Deferred tax is calculated using the liability method on all temporary differences between the carrying amounts recorded in the consolidated balance sheet and the tax value of assets and liabilities, except for goodwill that is not deductible for tax purposes and certain other exceptions. The valuation of deferred tax balances depends on the way in which the Group intends to recover or settle the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted at the end of the reporting period.
Deferred tax assets and liabilities are not discounted and are presented separately in the balance sheet within non-current
assets and liabilities. A deferred tax asset is recognized on deductible temporary differences and for tax loss carry-forwards and tax credits to the extent that their future offset is probable. A deferred tax liability is recognized on taxable temporary differences relating to investments in subsidiaries and associates unless the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

3.24 Earnings/(loss) per share
Basic
Basic earnings/(loss) per share is calculated by dividing the profit or loss attributable to shareholders of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding treasury shares.
Diluted
Diluted earnings/(loss) per share is calculated by dividing the profit or loss attributable to holders of the parent company, excluding treasury shares, by the weighted average number of ordinary shares outstanding, taking into account all dilutive potential ordinary shares. To calculate diluted earnings/(loss) per share, the weighted average number of shares outstanding is adjusted assuming the conversion of all potential shares with dilutive effects, and the entity’s net profit is adjusted to take into account any effects, net of taxes, of the conversion.
3.2
5
Seg
m
ent information
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Group’s chief executive officer (the Chief Operating Decision Maker or “CODM”).
3.2
6
No
n-u
nderlying
items
Non-underlying
items are either income or expenses which do not occur regularly as part of the normal activities of the Group, that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the consolidated financial statements. Transactions which may give rise to non-underlying
items are principally debt restructuring activities, impairments and gains or losses on the acquisition or disposal of businesses.
3.2
7
Rounding of amount
All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand Euro unless otherwise stated.

4. Financial risk management
4.1 Capital management
The Group continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute the strategic projects. The Group’s capital structure policy and framework aim to optimize shareholder value through cash flow distribution to the Group from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below the Group’s weighted average cost of capital.
Cash net of debt is defined as cash and cash equivalents minus non-current
and current interest-bearing loans and borrowings and bank overdrafts. Cash net of debt is a financial performance indicator that is used by the Group’s management to highlight changes in the Group’s overall liquidity position.
The following table provides a reconciliation of the Group’s cash net of debt:

	At December 31,
(Euro thousands)	2022	2021

Cash and cash equivalents	91,897	88,672

Non-current borrowings	(18,115)	(11,212)
Current borrowings	(15,370)	(55,559)

Borrowings	(33,485)	(66,771)

Bank overdrafts	(148)	(14)

Cash net of debt	58,264	21,887

The ratio of cash net of debt to total consolidated equity was as follows:

	At December 31,
(Euro thousands)	2022		2021

Cash net of debt	(58,264)		(21,887)
Total equity	300,806		290,826

Total capital	242,542		268,939

Gearing ratio	(24	% )	(8	% )

4.2 Fair value estimation
The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2022 and 2021.

	At December 31,

(Euro thousands)	2022	2021

Assets
Other non-current assets
- Equity investments designated at fair value through profit or loss
Level 1	1,028	1,259
Level 3	1,347	693

	2,375	1,952

Liabilities
Other current liabilities
- Warrant liabilities
Level 1	5,826	—
Level 3	3,176	—
	9,002	—

Equity investments designated at fair value through profit or loss included in Level 1 are publicly listed investment fund shares and included in Level 3 are non-listed
investment fund shares, the fair value of which are determined using a valuation model for which not all inputs are market observable rates.
Warrant liabilities included in Level 1 are public warrants with using of an observable market quote in an active market and included in Level 3 are private placement warrants with using a Black-Scholes Model.
During the years ended December 31, 2022 and 2021, there are no transfers among levels of the fair value hierarchy used in measuring the fair value of financial instruments, and also no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.
The carrying amount of cash and cash equivalents, trade receivables and most other current assets, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are reported at present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.

4.3 Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group did not use any derivative financial instruments to hedge certain risk exposures.
(a) Market risk
Foreign exchange risk
The Group has a vast international presence, and therefore is exposed to the risk that changes in currency exchange rates could adversely impact revenue, expenses, margins and profit. The Group’s management assesses its foreign exchange risk by performing a regular review.
The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the main foreign currencies against the Euro, with all other variables held constant, of the Group’s loss before tax due to differences arising on settlement or translation of monetary assets and liabilities and the Group’s equity excluding the impact of accumulated losses due to the changes of exchange fluctuation reserve of certain overseas subsidiaries of which the functional currencies are currencies other than Euro.

	At December 31, 2022		At December 31, 2021

(Euro thousands)	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%

USD	(7,610)	7,610	(5,418)	5,418
CNY	138	(138)	180	(180)
HKD	1	(1)	123	(123)
GBP	108	(108)	78	(78)

Total	(7,363)	7,363	(5,037)	5,037

Interest rate risk
The Group does not have any significant interest-bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 2
4
 and 2
5
 respectively.
The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s borrowings with floating interest rates. The Group’s policy is to manage its interest cost using a mix of fixed and variable rate debts. As at December 31, 2022, approximately
42
% (December 31, 2021:
69
%
) of the Group’s interest-bearing borrowings bore interest at fixed rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rate, with all other variables held constant, of the Group’s loss before tax (through the impact on floating rate borrowings).

(Euro thousands)	Increase/(decrease) in basis points	Increase/(decrease) in loss before tax
2022	100	253
	(100)	(253)
2021	100	328
	(100)	(328)

(b) Credit risk
Credit risk is defined as the risk of financial loss caused by the failure of a counterparty to repay amounts owed or meet its contractual obligations. The maximum risk to which an entity is exposed is represented by all the financial assets recognized in the financial statements. Management considers its credit risk to relate primarily to trade receivables generated from the wholesale channel and mitigates the related effects through specific commercial and financial strategies.
With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.
The following table provides the aging of trade receivables:

(Euro thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total

Trade receivables, gross	33,279	10,616	4,618	6,566	55,079
Loss allowance	—	(118)	(286)	(5,807)	(6,211)

Total trade receivables at December 31, 2022	33,279	10,498	4,332	759	48,868

Trade receivables, gross	28,046	8,879	1,420	7,744	46,089
Loss allowance	—	(63)	(285)	(5,960)	(6,308)

Total trade receivables at December 31, 2021	28,046	8,816	1,135	1,784	39,781

(c) Liquidity risk
Liquidity risk refers to the difficulty the Group could have in meeting its financial obligations.
According to management, the funds and credit lines currently available, in addition to those that will be generated by operating and financing activities, will enable the Group to meet its financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.
As of December 31, 2022, the Group has undrawn cash credit lines of USD13 million (December 31, 2021: USD13 million) available at banks.
The table below analysis the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at December 31, 2022

	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total

Trade payables	34,477	38,637	—	—	73,114
Other current liabilities	29,704	35,238	—	—	64,942
Lease liabilities	—	38,029	55,008	63,589	156,626
Bank overdrafts	148	—	—	—	148
Borrowings	—	15,370	6,503	11,612	33,485

	64,329	127,274	61,511	75,201	328,315

	As at December 31, 2021

	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total

Trade payables	21,993	36,158	—	—	58,151
Other current liabilities	17,056	8,602	—	—	25,658
Lease liabilities	—	43,687	51,091	71,814	166,592
Bank overdrafts	14	—	—	—	14
Borrowings	—	55,559	6,619	4,593	66,771

	39,063	144,006	57,710	76,407	317,186

5. Use of estimates
The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of estimates, judgements and assumptions that affect the carrying amounts of assets and liabilities (as well as the assessment of contingent assets and liabilities) and the amount of income and expenses recognized. The estimates and associated assumptions are based on historical experience and on any other factors that are considered to be relevant. Actual results might not fully correspond to estimates.
The estimates and underlying assumptions are reviewed continuously by the Group. The effects of any changes to accounting estimates are recognized in the consolidated statements of profit or loss in the period in which the adjustment is made, or prospectively in future periods.
The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
5.1 Recoverability of goodwill and brands with indefinite useful life
In accordance with IAS 36 — Impairment of Assets (“IAS 36”), goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use.
5.2 Impairment of
non-current
assets with definite useful lives
Non-current
assets with definite useful lives include property, plant and equipment, right-of-us
assets, investment property and intangible assets. The Group periodically reviews the carrying amount of non-current
assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
5.3 Recoverability of deferred tax assets
The deferred tax assets are recognized on the premise that it is more likely than not that the Group will be able to generate sufficient and suitable future taxable profits from which the reversal of the asset can be deducted. If the Group is unable to generate sufficient taxable profits in certain jurisdictions, or if there is a significant change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, the Group could be required to write-off
any deferred tax assets, resulting in an increase in its effective tax rate and an adverse impact on future operating results.

5.4 Provisions for obsolete inventory
Since the Group’s products are subject to market trends and changes in fashion trends, product inventories at the end of the season are subject to impairment. Specifically, the provision for obsolete inventory of finished products reflects management’s estimate of the expected impairment losses on the products of the collections of previous seasons, considering the ability to sell them through the Group’s various distribution channels.
Generally, impairment assumptions involve percentages of impairment that become greater the older the collections are, so as to reflect the decline in selling prices in secondary channels (mainly outlets), and on the other hand, the decrease in the probability of selling them as time goes by.
The provision for obsolete raw materials reflects management’s estimates of the decline in the probability they will be used based on the calculation of slow-moving raw materials.
5.5 Provision for risks
The Group recognizes a liability when facing legal and tax disputes and lawsuits if it believes it is probable that they will require an outflow of financial resources and a reliable estimate can be made of the amount of the potential losses. Given the uncertainty surrounding the outcome of these proceedings, it is hard to reliably estimate the outflow of resources that will be required to settle them, therefore the amount of the provisions for legal and tax disputes may change as a result of future developments in the outstanding proceedings. The Group monitors the status of ongoing lawsuits and proceedings and consults with its legal advisors as well as legal and tax experts.
5.6 Fair value estimates
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13— fair value measurement (“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
5.7 Impact of the Russia-Ukraine conflict on the consolidated financial statements
The direct impact of the Russia-Ukraine conflict was not significant to the Group’s operations because the Group is not present with direct shops in these countries and its presence through the indirect channel is also very limited. In particular, the Group’s total exposure to these two countries before the outbreak of the conflict, was less than

1
%
of consolidated revenues. The Group assessed the impact of the conflict, including direct and indirect factors (increase in energy costs, inflation in the main international markets, increase in interest rates) on the valuation and potential impairment of balance sheet items.

6. Reverse Recapitalization
The Reverse Recapitalization has been accounted for with PCAC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization has been accounted for as the equivalent of FFG issuing shares for the net assets of PCAC, accompanied by a recapitalization by third party investors. Therefore, these consolidated financial statements have been presented as a continuation of the FFG with:

•	the assets and liabilities of FFG recognized and measured in the LGHL consolidated financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;

•	the retained earnings and other equity balances of FFG recognized in the LGHL consolidated financial statements at amounts immediately prior to the Reverse Recapitalization;

•	the comparative information presented in the LGHL consolidated financial statements are that of FFG Group.
FFG has been determined to be the accounting acquirer based on consideration of the following factors:

•	FFG’s previous shareholders have the largest voting rights in LGHL;

•	FFG’s previous shareholders have the right to nominate, appoint and remove the majority of the members on the LGHL board of directors;

•	FFG’s previous key management personnel are the current key management personnel of LGHL;

•	the business of LGHL is a continuation of the ongoing operations of FFG; and

•	FFG is the larger entity in terms of substantive operations and employee base.
The Group
determined that PCAC does not meet the definition of a “business” pursuant to IFRS 3 - Business Combinations (“IFRS 3”), hence the transaction is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of FFG’s equity instruments deemed issued to PCAC shareholders (measured based on the closing price of PCAC’s shares of USD9.90 per share on December 14, 2022) over the fair value of identifiable net assets of PCAC represents a service for listing amounting to Euro74.54 million and was accounted for as a share-based payment expensed as incurred.
Details of the share listing expenses are set out below:

(Euro thousands)

10.64 million of LGHL shares	99,201
Net assets of PCAC	(24,661)

IFRS 2 Expense on the Closing Date	74,540

Breakdown of the net cash proceeds from the Reverse Recapitalization is set out below:

Euro thousands)

Proceeds from the Reverse Recapitalization	183,426
Payments of transaction costs related to the Reverse Recapitalization	(11,217)

Net cash proceeds from the Reverse Recapitalization	172,209

The Reverse Recapitalization has also involved:

•
at the Closing Date and immediately prior to the Reverse Recapitalization, LGHL effected a share subdivision and redesignation such that each authorized, issued and unissued share of LGHL of a par value of US$1.00 is sub-divided on a 1,000,000:1 basis into 1,000,000 shares of LGHL of a par value US$0.000001 each and a re-designation of shares such that the authorized share capital of LGHL is US$50,000 divided into 49,984,999,999 LGHL ordinary shares with a par value of US$0.000001 each, 15,000,000 LGHL non-voting ordinary shares with a par value of US$0.000001 each and one LGHL convertible preference share with a par value of US$0.000001 each;

•
additional capitalization by way of the issuance of LGHL shares to third party investors on December 14, 2022, pursuant to investment commitments in previously agreed subscription agreements in which the investors committed to subscribe for and purchase 15,327,225
LGHL ordinary shares (see Note 30) for an aggregate purchase price of
U
SD
153.27 million; and

•
Costs of approximately E
uro
85.76
 million related to the Reverse Recapitalization include (i) the Euro
74.54 million described in the table above; (ii) a total of E uro
11.22

million share listing and associated expenses
consisting primarily of advisory, banking, printing, legal, and accounting fees
,

of which
 Euro1.57
million were recognized directly within equity and
 Euro9.65
million were recognized in the consolidated statement of profit or loss for the year ended December 31, 2022.

7. Business combinations
There were no business combination for the year ended December 31, 2022.
A summary of the Group’s material business combination for the year ended December 31, 2021 is provided below. This business combination has been recognized in accordance with IFRS 3 — Business Combinations.
Acquisition of Sergio Rossi S.p.A
In July 2021, the Group acquired 100% equity interests of Sergio Rossi S.p.A (“Sergio Rossi”), an Italian center of excellence for made-in-Italy
luxury shoes recognized worldwide, at a consideration of Euro17,250,000.
The net value of the assets acquired is detailed as follows:

(Euro thousands)	Fair value at acquisition date

Intangible assets	6,420
Property, plant and equipment	12,621
Right-of-use assets	8,252
Deferred income tax assets	6,474
Inventories	15,118
Trade receivables	7,070
Other current assets	7,040
Cash and bank balances	8,357
Non-current borrowings	(11,034)
Non-current lease liabilities	(8,925)
Employee benefits	(962)
Deferred income tax liabilities	(866)
Trade payables	(9,417)
Current borrowings	(2,125)
Current lease liabilities	(4,387)
Current provisions	(942)
Other current liabilities	(7,548)

Net identifiable assets acquired	25,146
Consideration paid	(17,250)

Gain on acquisition	7,896

The acquisition had resulted in a negative goodwill
of Euro7,896 thousand. The negative goodwill was mainly attributable to a favorable purchase price resulted from
COVID-19
pandemic financial performance pressure on the brand and timely closing of the acquisition.
The details of the net cash outflows related to the acquisition are shown below:

(Euro thousands)	At acquisition date

Consideration paid	17,250
Cash and bank balances acquired	(8,357)

Net cash outflow - Investing activities	8,893

The Group incurred transaction costs of Euro688 thousand for this acquisition. The transaction costs have been expensed and are included in other operating expenses in the consolidated statements of profit or loss.
Since the acquisition, the acquired subsidiary contributed Euro28,737 thousand to the Group’s turnover and net loss of Euro4,274 thousand to the consolidated loss for the year ended 31 December 2021.
Had the combinations taken place at the beginning of the year, the revenue of the Group and the net losses of the Group for the year ended 31 December 2021 would have been Euro339,290 thousand and Euro84,290 thousand, respectively.
8. Segment reporting
The CODM reviews the Group’s internal reporting for purposes of business management, resource allocation, operating decision making and performance evaluation. The CODM has determined the operating segments based on their reports. The Group’s brands and trade names are organized into five business groups – Lanvin, Wolford, Caruso, St. John and Sergio Rossi – comprise brands dealing with the same category of products that use similar production and distribution processes.

The following tables summarize selected
financial
information by
segment
for the years
ended
December 31, 2022,
2021
and 2020:

	For the year ended December 31, 2022
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated

Segment results
Sales outside the Group	119,772	125,514	29,696	85,884	61,172	274	—	422,312
Intra-Group sales	75	—	1,123	—	757	10,673	(12,628)	—

Total revenue	119,847	125,514	30,819	85,884	61,929	10,947	(12,628)	422,312
Cost of sales	(59,334)	(39,286)	(23,672)	(33,242)	(30,881)	(101)	2,148	(184,368)

Gross profit	60,513	86,228	7,147	52,642	31,048	10,846	(10,480)	237,944

Loss from operations before non-underlying items								(142,267)
Non-underlying items								(83,057)
Finance cost – net								(14,556)

Loss before income tax								(239,880)
Income tax benefits								129

Loss for the year								(239,751)

Other segment information
Depreciation and amortization	11,734	15,671	1,045	11,060	6,082	218	—	45,810
Of which: Right-of-use assets	7,415	12,357	664	8,111	4,091	—	—	32,638
Other	4,319	3,314	381	2,949	1,991	218	—	13,172
Provisions and impairment losses	7,709	5,127	(442)	3,257	1,103	(25)	—	16,729

	For the year ended December 31, 2021
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated

Segment results
Sales outside the Group	72,872	109,332	24,646	73,094	28,737	141	—	308,822
Intra-Group sales	—	—	49	—	—	6,827	(6,876)	—

Total revenue	72,872	109,332	24,695	73,094	28,737	6,968	(6,876)	308,822
Cost of sales	(38,844)	(30,262)	(20,246)	(34,107)	(15,418)	(83)	40	(138,920)

Gross profit	34,028	79,070	4,449	38,987	13,319	6,885	(6,836)	169,902

Loss from operations before non-underlying items								(108,014)
Non-underlying items								45,206
Finance cost – net								(9,313)

Loss before income tax								(72,121)
Income tax expenses								(4,331)

Loss for the year								(76,452)

Other segment information
Depreciation and amortization	11,231	14,229	1,089	12,025	2,944	66	—	41,584
Of which: Right-of-use assets	9,079	11,054	683	9,424	1,914	—	—	32,154
Other	2,152	3,175	406	2,601	1,030	66	—	9,430
Provisions and impairment losses	9,985	(440)	(992)	(221)	2,389	45	—	10,766

	For the year ended December 31, 2020
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated

Segment results
Sales outside the Group	34,989	95,384	25,251	66,512	—	476	—	222,612
Intra-Group sales	—	—	1,100	—	—	2,093	(3,193)	—

Total revenue	34,989	95,384	26,351	66,512	—	2,569	(3,193)	222,612
Cost of sales	(21,416)	(29,519)	(21,470)	(33,525)	—	(388)	1,100	(105,218)

Gross profit	13,573	65,865	4,881	32,987	—	2,181	(2,093)	117,394

Loss from operations before non-underlying items								(167,817)
Non-underlying items								43,546
Finance cost – net								(12,989)

Loss before income tax								(137,260)
Income tax benefits								1,603

Loss for the year								(135,657)

Other segment information
Depreciation and amortization	12,215	18,263	1,155	16,703	—	(4)	—	48,332
Of which: Right-of-use assets	9,144	13,141	686	13,507	—	—	—	36,478
Other	3,071	5,122	469	3,196	—	(4)	—	11,854
Provisions and impairment losses	3,854	10,913	5,526	2,383	—	—	—	22,676

The following table summarizes
non-current
assets
by geography at
December
31, 2022 and 2021.

(Euro thousands)	At December 31,
	2022	2021

EMEA (1)	305,927	314,021
North America (2)	87,571	75,703
Greater China (3)	26,919	32,466
Other Asia (4)	14,188	3,448

Total non-current assets (other than deferred tax assets)	434,605	425,638

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
9
. Revenue
The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.
Breakdown of revenue by sales channel:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Direct To Consumer (DTC)	247,460	186,813	124,354
Wholesale	164,359	116,417	93,156
Other	10,493	5,592	5,102

Total revenue by sales channel	422,312	308,822	222,612

Breakdown of revenue by geographic area:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

EMEA	205,715	148,197	113,883
North America	145,519	106,701	85,601
Greater China	48,876	42,518	18,751
Other Asia	22,202	11,406	4,377

Total revenue	422,312	308,822	222,612

10. Expenses by nature

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Personnel costs	184,254	154,965	151,513
Raw materials, consumables and finished goods used	140,273	115,621	70,985
Changes in inventories of finished goods and work in progress	(13,337)	(14,997)	1,441
Depreciation and amortization	45,810	41,584	48,332
Professional service fees	43,614	29,562	26,629
Freight and selling expenses	40,962	19,016	11,513
Advertising and marketing expenses	32,162	26,590	22,510
Lease expenses	22,614	13,625	5,690
Provisions and impairment losses	16,729	10,766	22,676
Studies and research expenses	11,916	8,552	7,458
Office expenses	5,916	4,111	3,585
Travel expenses	4,345	1,561	2,169
Taxes and surcharges	2,946	4,006	3,972
Fair value changes on warrants	1,132	—	—
Net foreign exchange (gains) / losses	339	(10,489)	3,304
Other	24,904	12,363	8,652

Total expenses	564,579	416,836	390,429

Breakdown for personnel costs:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Salaries and wages	134,888	117,154	109,420
Social contributions, pension plans and indemnities	26,930	19,403	22,502
Employee share-based compensation	7,431	7,208	5,389
Severance indemnities	2,613	3,260	7,816
Other benefits	12,392	7,940	6,386

Total personnel costs	184,254	154,965	151,513

Breakdown for lease
expenses:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Variable lease payments	20,830	8,433	3,533
Expenses relating to short-term leases	1,347	4,339	3,070
Expenses relating to low-value leases	437	933	1,449
Rent concessions	—	(80)	(2,362)

Total lease expenses	22,614	13,625	5,690

The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.
Lease payments not required to be capitalized as
right-of-use
assets under IFRS 16 (short-term and
low-value
leases) are recognized as the expense is incurred.

Breakdown for provisions and impairment losses:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Allowance of obsolete inventories	11,417	8,971	4,430
Provisions for trade and other receivables	1,617	669	1,842
Other provisions	983	1,349	1,310
(Reversal)/impairment of right-of-use assets	2,434	(430)	8,720
Impairment of property, plant and equipment	278	207	1,321
Impairment of intangible assets	—	—	5,053

Total provisions and impairment losses	16,729	10,766	22,676

Impairment of property, plant and equipment and
right-of-u
se
assets primarily relate to impairment of leased stores.
1
1
.
Non-underlying
items
The
non-underlying
items included in the consolidated income statement are as follows:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Cost related to the Reverse Recapitalization	(84,193)	—	—
Net gain on disposals	964	24,014	40,307
Government grants	172	6,177	3,724
Negative goodwill from acquisition of a subsidiary	—	7,896	—
Gain on debt restructuring	—	7,380	—
Other	—	(261)	(485)

Total non-underlying items	(83,057)	45,206	43,546

Costs related to the Reverse Recapitalization include (i) the excess of the fair value of LGHL ordinary shares issued as part of the Reverse Recapitalization and the fair value of PCAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of PCAC’s shares of USD
9.90
 per share on December 14, 2022, and (ii) bank services, legal advisors and other consultancy services relating to the Reverse Recapitalization. For additional information related to the Reverse Recapitalization please refer to Note
6
.
Non-underlying
items included the net gains on disposals primarily related to disposal of long-term assets.
Non-underlying
items for the year ended December 31, 2021 included negative goodwill resulted from business combination of Sergio Rossi. Refer to Note
7
 for further information.
Gain on debt restructuring was included in
non-underlying
items. Refer to Note 2
5
 for further information.
Non-underlying
items for the year ended December 31, 2021 and 2020 included government grants primarily related to various grants and incentives given by local governments, based on the Group’s operations and developments in those regions.

12. Finance cost - net
Breakdown for finance income, finance expenses and net foreign exchange gains or losses
:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Finance income
- Net foreign exchange gains	5,354	2,379	—
- Interest income	121	7	32

Total finance income	5,475	2,386	32

Finance expenses
- Interest expense on lease liabilities	(6,658)	(5,586)	(7,730)
- Interest expense on borrowings	(12,438)	(5,357)	(3,478)
- Net foreign exchange losses	—	—	(1,289)
- Other	(935)	(756)	(524)

Total finance expenses	(20,031)	(11,699)	(13,021)

Total finance cost - net	(14,556)	(9,313)	(12,989)

13. Income tax benefits / (expenses)
Income tax benefits / (expenses)

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Current taxes	(189)	(856)	(1,602)
Deferred taxes	318	(3,475)	3,205

Income tax benefits / (expenses)	129	(4,331)	1,603

Breakdown of difference
between
statutory and effective
tax
rates:
The effective tax rate is as follows:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Loss before tax	(239,880)	(72,121)	(137,260)
Total income tax benefits / (expenses)	129	(4,331)	1,603

Effective tax rate	0.05%	(6.01%)	1.17%

The reconciliation between the Group’s theoretical tax and its income taxes is presented
in the table below:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Loss before tax	(239,880)	(72,121)	(137,260)
Group’s weighted theoretical tax (calculated in absolute values on the basis of subsidiaries’ pre-taxable income/loss)	57,651	18,420	37,964
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	(2,458)	832	5,921
Taxes relating to prior years	111	1,629	5,117
Deferred tax assets not recognized	(55,686)	(25,462)	(48,189)
Other tax items	511	250	790

Total income tax benefits / (expenses)	129	(4,331)	1,603

Deferred tax assets and deferred tax liabilities
Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets
and liabilities
.
Breakdown for deferred
tax
assets and deferred
tax
liabilities
:

(Euro thousands)	At December 31, 2021	Increase from business combination	Recognized in profit or loss	Recognized in other comprehensive loss	Exchange difference and other	At December 31, 2022

Deferred tax assets arising on :
Employee benefits	2,266	—	(295)	(371)	—	1,600
Property plant and equipment	692	—	193	—	—	885
Deferred tax assets on rental contracts; if any	2,529	—	1,349	—	130	4,008
Intangible assets	3,262	—	(815)	—	—	2,447
Inventories	3,945	—	1,250	—	—	5,195
Provisions and accrued expenses	1,803	—	810	—	—	2,613
Receivables and other assets	402	—	(243)	—	—	159
Tax losses	1,940	—	(1,473)	—	(276)	191
Other	231	—	21	—	(53)	199

Total deferred tax assets	17,070	—	797	(371)	(199)	17,297

Deferred tax liabilities arising on:
Intangible assets	51,994	—	1,213	—	—	53,207
Receivables and other assets	945	—	(806)	—	—	139
Other	1,240	—	72	—	2	1,314

Total deferred tax liabilities	54,179	—	479	—	2	54,660

(Euro thousands)	At December 31, 2020	Increase from business combination	Recognized in profit or loss	Recognized in other comprehensive loss	Exchange difference and other	At December 31, 2021

Deferred tax assets arising on:
Employee benefits	2,028	—	196	42	—	2,266
Property plant and equipment	117	—	583	—	(8)	692
Deferred tax assets on rental contracts; if any	4,711	570	(3,060)	—	308	2,529
Intangible assets	1,213	2,049	—	—	—	3,262
Inventories	1,143	3,078	(276)	—	—	3,945
Provisions and accrued expenses	1,673	103	27	—	—	1,803
Receivables and other assets	395	521	(514)	—	—	402
Tax losses	2,156	—	(308)	—	92	1,940
Other	172	153	(94)	—	—	231

Total deferred tax assets	13,608	6,474	(3,446)	42	392	17,070

Deferred tax liabilities arising on:
Intangible assets	51,131	863	—	—	—	51,994
Receivables and other assets	1,436	—	(491)	—	—	945
Other	717	3	520	—	—	1,240

Total deferred tax liabilities	53,284	866	29	—	—	54,179

Each company in the Group decides to recognize deferred tax assets by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts. Deferred tax assets and deferred tax liabilities of individual companies are offset where they may be legally offset and management has the intention to settle them through netting.
The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(Euro thousands)	2022	2021

Expiry within 5 years	57,616	76,457
Expiry over 5 years	154,293	141,342
No expiration	712,965	569,948

Total tax losses carried forward	924,874	787,747

The Group’s management updated the deferred tax assets recognized on tax loss carry forward taking into consideration, for their recoverability, the macroeconomic scenario and the business developments of each of the Group’s companies.

1
4
. Loss per share
Basic and diluted loss per share were calculated as the ratio of net profit or loss attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
Additionally, because IFRS requires that the calculation of basic and diluted earnings per share (“EPS”) for all periods presented be adjusted retrospectively when the number of ordinary shares or potential ordinary shares outstanding increases as a result of a capitalization, bond issue, or share split, or decreases as a result of a reverse share split, EPS calculations for the reporting period and the comparative period should be based on the new number of shares. Net loss per share and outstanding shares of potentially dilutive securities for the three years ended December 31, 2022 have been retrospectively restated reflecting the exchange ratio to receive 0.26926188 LGHL ordinary shares for each FFG share as part of the Reverse Recapitalization.
Basic and diluted net loss per share attributable to ordinary shares for the three years ended December 31, 2022 are calculated as follows (in thousands, except share and per share amounts):

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Net loss attributable to ordinary shares	(218,290)	(65,354)	(110,761)

Weighted-average shares outstanding-basic and diluted (thousand shares)	101,442	77,861	72,606

Net loss per share:
Basic and diluted (in Euro)	(2.15)	(0.84)	(1.53)

As the Group incurred net losses for the three years ended December 31, 2022, basic loss per share was the same as diluted loss per share.
In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.
The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the three years ended December 31, 2022 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At December 31,
(Thousand shares)	2022	2021	2020

Warrants	31,980	—	—
Treasury shares	25,023	8,651	—
Convertible preference share s	15,000	—	—

Total outstanding shares of potentially dilutive securities	72,003	8,651	—

1
5
. Intangible assets

(Euro thousands)	Brands	Trademarks and patents	Software	Intangible assets in progress	Other	Total

Historical cost
At January 1, 2021	174,086	10,738	17,165	1,238	2,216	205,443
Additions	—	51	31	332	217	631
Business combination	3,301	1,811	8,313	—	4,566	17,991
Disposals	—	(764)	(1,143)	—	—	(1,907)
Net foreign exchange differences	—	64	19	—	—	83

At December 31, 2021	177,387	11,900	24,385	1,570	6,999	222,241
Additions	—	850	919	374	394	2,537
Transfer from construction in progress	—	719	—	(719)	—	—
Disposals	—	—	(602)	—	(690)	(1,292)
Net foreign exchange differences	—	17	2	—	—	19

At December 31, 2022	177,387	13,486	24,704	1,225	6,703	223,505

Amortization and impairment
At January 1, 2021	(5,053)	(8,830)	(15,954)	—	(64)	(29,901)
Amortization	—	(454)	(752)	—	(89)	(1,295)
Business combination	—	(1,158)	(7,241)	—	(3,172)	(11,571)
Disposals	—	695	1,143	—	—	1,838
Net foreign exchange differences	—	(58)	(20)	—	—	(78)

At December 31, 2021	(5,053)	(9,805)	(22,824)	—	(3,325)	(41,007)
Amortization	—	(804)	(675)	—	(163)	(1,642)
Disposals	—	—	602	—	43	645
Net foreign exchange differences	—	(15)	(1)	—	—	(16)

At December 31, 2022	(5,053)	(10,624)	(22,898)	—	(3,445)	(42,020)

Carrying amount
At January 1, 2021	169,033	1,908	1,211	1,238	2,152	175,542

At December 31, 2021	172,334	2,095	1,561	1,570	3,674	181,234

At December 31, 2022	172,334	2,862	1,806	1,225	3,258	181,485

16. Goodwill
Goodwill originated from acquisitions made by the Group and is attributable to the following operating segments:

	At December 31,
(Euro thousands)	2022	2021

Lanvin	45,931	45,931
Wolford	11,701	11,701
St. John	11,691	11,691

Total goodwill	69,323	69,323

17. Impairment testing of intangible assets with indefinite useful lives
Brands and other intangible assets with indefinite useful lives as well as the goodwill arising on acquisition were subject to annual impairment testing. As described in Note 3.6 and 3.7, these assets are generally valued on the basis of the present value of forecast cash flows determined in the context of multi-year business plans drawn up each fiscal year.
The value in use discounted cash flow is based on a
10-year
cash flow model.
The Group uses a
10-year
rather than a
5-year
model as this accords with the Group’s long-term planning and business acquisition valuation methodology. The key judgments, estimates and assumptions used in the value in use discounted cash flow calculations are generally as follows:

•
In the first three years of the model, free cash flows are based on the Group’s strategic plan as approved by key management. The Group’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•
For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost and fixed cost linked to inflation, as obtained from external sources;

•
Cash flows after the first
ten-year
period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric; and

•
Projections are discounted at the unit’s
post-tax
weighted average cost of capital (“WACC”). Calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers). The WACC was calculated for each CGU subject to impairment, considering the parameters specific to the geographical area, market risk premium and sovereign bond yield.

Although the Group believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

The Group believes that all of its estimates are reasonable: they are consistent with the Group’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. As of December 31, 2022, the intangible assets with indefinite useful lives that are the most significant in terms of their carrying amounts and the criteria used for impairment testing are as follows:

	Goodwill		Brands			Long-term growth rate (bps)

December 31, 2022 (Euro thousands)	Net carrying amount	WACC (bps)	Net carrying amount	WACC (bps)	Royalty rate (bps)

Lanvin	45,931	1,445	100,906	1,645	518	129
Wolford	11,701	1,434	37,856	1,634	250	237
St. John	11,691	1,436	30,271	1,636	344	248
Sergio Rossi	—	N.A.	3,301	2,001	125	143

Total	69,323		172,334

	Goodwill		Brands			Long-term growth rate (bps)

December 31, 2021 (Euro thousands)	Net carrying amount	WACC (bps)	Net carrying amount	WACC (bps)	Royalty rate (bps)

Lanvin	45,931	1,370	100,906	1,570	518	97
Wolford	11,701	1,330	37,856	1,530	250	176
St. John	11,691	1,346	30,271	1,546	344	188
Sergio Rossi	—	N.A.	3,301	1,567	125	109

Total	69,323		172,334

The following table details the sensitivity of the impairment testing to reasonably possible changes in key assumptions:

	At December 31, 2022 impairment loss due to					At December 31, 2021 impairment loss due to

	Goodwill		Brand			Goodwill		Brand

(Euro thousands)	WACC +10 bps	Long-term growth rate - 10 bps	WACC +10 bps	Long-term growth rate - 10 bps	Royalty Rate -10 bps	WACC +10 bps	Long-term growth rate - 10 bps	WACC +10 bps	Long-term growth rate - 10 bps	Royalty Rate -10 bps

Lanvin	3,810	1,522	1,002	310	2,236	4,002	1,563	1,035	330	2,178
Wolford	5,904	2,507	491	172	2,053	5,356	2,888	476	219	2,004
St. John	1,928	782	330	110	1,118	1,331	642	245	87	924
Sergio Rossi	N.A.	N.A.	23	6	334	N.A.	N.A.	31	10	351

Based on events foreseeable within reason at the date of this report, the Group considers that any changes impacting the key assumptions described above would not lead to the recognition of material impairment loss against other CGUs. The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported.

18. Property, plant and equipment

(Euro thousands)	Land	Buildings	Machinery and equipment	Leasehold improvements	Office equipment	Tangible fixed assets in progress	Other	Total

Historical cost
At January 1, 2021	1,884	23,305	78,518	64,747	42,351	773	1,390	212,968
Additions	—	404	403	6,543	414	410	41	8,215
Business combination	2,717	25,092	2,091	10,685	4,063	99	1,380	46,127
Disposals	—	(560)	(1,906)	(6,613)	(1,990)	—	(136)	(11,205)
Transfer from tangible fixed assets in progress	—	—	33	535	38	(606)	—	—
Net foreign exchange differences	117	1,050	3,482	3,782	1,445	43	32	9,951

At December 31, 2021	4,718	49,291	82,621	79,679	46,321	719	2,707	266,056
Additions	—	3,767	1,512	8,406	1,744	3,990	85	19,504
Disposals	—	(685)	(2,431)	(11,828)	(3,153)	—	(81)	(18,178)
Transfer from tangible fixed assets in progress	—	—	228	2,041	305	(2,574)	—	—
Net foreign exchange differences	92	675	2,567	1,996	741	9	21	6,101

At December 31 , 2022	4,810	53,048	84,497	80,294	45,958	2,144	2,732	273,483

Depreciation and impairment
At January 1, 2021	—	(17,255)	(75,257)	(53,390)	(38,832)	—	(1,355)	(186,089)
Depreciation	—	(1,330)	(1,231)	(3,471)	(2,051)	—	(52)	(8,135)
Business combination	—	(18,144)	(2,089)	(8,967)	(3,018)	—	(1,288)	(33,506)
Impairment losses	—	—	(91)	(108)	(8)	—	—	(207)
Disposals	—	346	1,905	5,955	1,754	—	136	10,096
Net foreign exchange differences	—	(494)	(3,336)	(2,477)	(1,312)	—	(32)	(7,651)

At December 31, 2021	—	(36,877)	(80,099)	(62,458)	(43,467)	—	(2,591)	(225,492)
Depreciation	—	(1,777)	(1,422)	(6,292)	(1,975)	—	(64)	(11,530)
Impairment losses	—	(332)	—	(283)	337	—	—	(278)
Disposals	—	593	2,389	10,276	2,747	—	51	16,056
Net foreign exchange differences	—	(510)	(2,552)	(1,758)	(599)	—	(19)	(5,438)

At December 31 , 2022	—	(38,903)	(81,684)	(60,515)	(42,957)	—	(2,623)	(226,682)

Carrying amount
At January 1, 2021	1,884	6,050	3,261	11,357	3,519	773	35	26,879

At December 31, 2021	4,718	12,414	2,522	17,221	2,854	719	116	40,564

At December 31, 2022	4,810	14,145	2,813	19,779	3,001	2,144	109	46,801

1
9
.
Right-of-use
assets

(Euro thousands)	Real estates	Other	Total net carrying amount

At January 1, 2021	116,845	1,072	117,917
Additions	37,066	491	37,557
Disposals	(1,667)	—	(1,667)
Business combination	8,252	—	8,252
Depreciation	(31,604)	(550)	(32,154)
Impairment losses	430	—	430
Contract modifications	(15,189)	(20)	(15,209)
Net foreign exchange differences	3,697	(48)	3,649

At December 31, 2021	117,830	945	118,775
Additions	17,762	506	18,268
Disposals	(3,309)	(149)	(3,458)
Depreciation	(32,065)	(573)	(32,638)
Impairment losses	(2,434)	—	(2,434)
Contract modifications	21,704	(11)	21,693
Net foreign exchange differences	1,514	11	1,525

At December 31, 2022	121,002	729	121,731

20
. Other
non-current
assets

	At December 31,

(Euro thousands)	2022	2021

Deposits of rental, utility and other	11,217	11,167
Equity investments designated at fair value through p ro fit or loss	2,375	1,952
Other	1,673	2,623

Total other non-current assets	15,265	15,742

Other
non-current
assets include equity investments recognized at fair value through profit or loss in accordance with IFRS 9
.

The change in fair value recognized through profit or loss in the 2022 amounted to Euro250 thousand (2021: Euro64 thousand).

2
1
. Inventories

	At December 31,

(Euro thousands)	2022	2021

Raw materials, ancillary materials and consumables	18,931	16,001
Work-in-progress and semi-finished products	13,446	12,734
Finished goods	76,713	63,386
Other	4	214

Total inventories	109,094	92,335

The cost of inventories recognized as an expense in cost of sales amounted to Euro184,368 thousand and Euro138,920 thousand for the years ended December 31, 2022 and 2021 respectively.
Impairment losses recognized on inventories amounted to Euro11,417 thousand and Euro8,971 thousand for the years ended December 31, 2022 and 2021 respectively.
2
2
. Trade receivables

	At December 31,

(Euro thousands)	2022	2021

Trade receivables	55,079	46,089
Loss allowance	(6,211)	(6,308)

Total trade receivables	48,868	39,781

The trade receivables are comprised essentially of receivables from wholesalers or agents, who are limited in number and with whom the Group maintains long-term relationships.
The following table provides a breakdown for the loss allowance:

	For the years ended December 31,

(Euro thousands)	2022	2021

At January 1,	6,308	5,904
Business combination	—	358
Provisions	1,363	626
Write off	(1,551)	(709)
Net foreign exchange difference s	91	129

At December 31,	6,211	6,308

For each of the fiscal years presented, no single customer accounted for more than 5% of the Group’s consolidated revenue. The present value of trade receivables is identical to its carrying amount.

23. Other current assets

	At December 31,

(Euro thousands)	2022	2021

Tax recoverable	10,164	10,449
Advances and payments on account to vendors	7,238	7,496
Prepaid expenses	6,205	5,491
Deposits of rental, utility and other	2,055	1,766
Governmental grants	—	9,462
Other	4,805	7,042

Total other current assets	30,467	41,706

24. Cash and bank balances

	At December 31,

(Euro thousands)	2022	2021

Cash on hand	391	376
Bank balances	91,506	88,296

Total cash and cash equivalents	91,897	88,672
Restricted cash	—	309

Total cash and bank balances	91,897	88,981

Cash and cash equivalents include cash on hand and bank balances.
As at December 31, 202
1
, the cash and cash equivalents disclosed above and in the statement of cash flows include Euro thousand
held at a bank for a corporate card program. These deposits are subject to restrictions and are therefore not available for general
use by the Group
. There
are
 no such deposits as at
December 31,
2022.
The following table provides a reconciliation of cash and cash equivalents per cash flow statement:

	At December 31,

(Euro thousands)	2022	2021

Total cash and cash equivalent s	91,897	88,672
Bank overdrafts	(148)	(14)

Net cash and cash equivalents per cash flow statement	91,749	88,658

2
5
.
Borrowings
The following table provides a breakdown for
non-current
and current borrowings:

	2022				2021
(Euro thousands)	Guaranteed	Secured	Unsecured	Total borrowings	Guaranteed	Secured	Unsecured	Total borrowings

At January 1,	12,457	7,840	46,474	66,771	1,500	1,452	15,885	18,837
Repayments	(1,440)	(112,559)	(111,018)	(225,017)	(2,103)	(93,709)	(20,775)	(116,587)
Conversion of debt to equity	—	—	—	—	—	—	(25,035)	(25,035)
Debt restructuring (1)	—	—	—	—	—	—	(7,380)	(7,380)
Business combination	—	—	—	—	12,700	—	459	13,159
Proceeds	20	112,511	78,198	190,729	360	99,702	76,112	176,174
Net foreign exchange difference	—	491	511	1,002	—	395	7,208	7,603

At December 31 ,	11,037	8,283	14,165	33,485	12,457	7,840	46,474	66,771

Repayable:
- Within one year	3,284	8,283	3,803	15,370	1,422	7,840	46,297	55,559
- In the second year	3,337	—	—	3,337	3,282	—	—	3,282
- In the third year	3,166	—	—	3,166	3,337	—	—	3,337
- Over three years	1,250	—	10,362	11,612	4,416	—	177	4,593

	11,037	8,283	14,165	33,485	12,457	7,840	46,474	66,771
Portion classified as current liabilities	(3,284)	(8,283)	(3,803)	(15,370)	(1,422)	(7,840)	(46,297)	(55,559)

Non-current portion	7,753	—	10,362	18,115	11,035	—	177	11,212

As at December 31, 202
2
, borrowings amounted to Euro11,037 thousand (December 31, 2021: Euro12,457 thousand) were guaranteed by a third party, SACE S.p.A.,the Italian export credit agency.
As at Dece
m
ber 31, 202
2
, borrowings amounted to Euro8,283 thousand (December 31, 2021: Euro7,840 thousand) were secured by the pledge of assets with carrying values at the end of each reporting period as follows:

	At December 31,
(Euro thousands)	2022	2021
Pledge of assets:
- Property, plant and equipment	10,535	9,345
- Inventories	20,333	19,187
- Other current assets	2,786	—
- Trade receivables	2,566	2,493

At December 31,	36,220	31,025

Apart from the above, certain borrowings are guaranteed by two subsidiaries, namely St. John Knits, Inc. and St. John Canada Corporation as at December 31, 2022.
The unsecured borrowings are principally used for operation of the Group.
The borrowings at rates ranging from 3.06% to 12.31% (2021: 0.00% to 10.00%) per annum.

The main terms of the borrowings are detailed as follows:

				At December 31, 2022
Borrower	Interest rate	Terms	Expiry date	Of which current portion	Of which non-current portion

				(Euro thousands)

Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	January 2023	633	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	February 2023	75	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	March 2023	283	—
St. John Knits, Inc.	Variable	LIBOR+7.50%	April 2023	8,283	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	April 2023	296	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	May 2023	294	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	June 2023	317	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	July 2023	606	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	August 2023	269	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	September 2023	269	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	October 2023	263	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	November 2023	229	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2023	269	—
Sergio Rossi S.p.A	Variable	ECB+6.00%	September 2025	784	1,502
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	2,500	6,250
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2027	—	10,363

Total				15,370	18,115

				At December 31, 2021
Borrower	Interest rate	Terms	Expiry date	Of which current portion	Of which non-current portion

				(Euro thousands)
Sergio Rossi S.p.A	Fixed	0.90%	March 2022	1	—
Sergio Rossi S.p.A	Fixed	1.45%	April 2022	458	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	April 2022	16,337	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	June 2022	166	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	June 2022	23,550	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	August 2022	111	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	September 2022	376	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	October 2022	103	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	November 2022	348	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2022	337	—
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2022	4,510	—
St. John Knits, Inc.	Variable	LIBOR+7.50%	April 2023	7,840	—
Fosun Fashion Brand Management Co.,Limited	Interest free	0.00%	December 2023	—	177
Sergio Rossi S.p.A	Variable	ECB+6.00%	September 2025	172	2,285
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	1,250	8,750

Total				55,559	11,212
Notes:

(1)
On July 21, 2021, the Group and each of certain bankers (the “Banks”) entered into a debt restructuring deed (the “Debt Restructuring Deed”), pursuant to which the Banks agree to assign and transfer to the Group all of its rights, titles, benefits and interests in the certain bank borrowings (“Defaulted Bank Borrowings”), for a consideration of approximately Euro8,013 thousand upon fulfilment of certain conditions while the outstanding balance of the Defaulted Bank Borrowings as at the date of the Debt Restructuring Deed was Euro
15,609
thousand.

During the year ended December 31, 2021, the Group has repaid total consideration to the Banks and the Defaulted Bank Borrowings have been fully settled. The Group recognized a gain on the debt restructuring in profit or loss. As at December 31, 2021, the Group is not in breach of any loan covenants of any bank borrowings.

2
6
. Lease liabilities

(Euro thousands)	2022	2021

At January 1,	140,059	136,885
Additions due to new leases and store renewals	15,606	36,607
Business combination	—	13,312
Decrease due to COVID-19 concessions	—	(80)
Interest expense	6,658	5,586
Repayment of lease liabilities (including interest expense)	(41,364)	(40,691)
Contract modifications	19,922	(15,132)
Disposals	(2,516)	(1,821)
Net foreign exchange differences	2,226	5,393

At December 31,	140,591	140,059

Of which:
Non-current	105,986	102,987
Current	34,605	37,072
In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

(Euro thousands)	Total contractual cash flows of lease liabilities	Year 1	Year 2	Year 3	Beyond

At December 31, 2022	156,626	38,029	30,435	24,573	63,589
At December 31, 2021	166,592	43,687	29,393	21,698	71,814

2
7
. Provisions
The Provisions, which amount to Euro7,125 thousand in
2022 (2021: Euro
7,307
 thousand) represent management’s best estimate of the potential liabilities. In managements’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.
The following tables show the movement of the provisions in 2022 and 2021:

(Euro thousands)	Provisions for litigation	Provisions for contingencies and losses	Other provisions	Total provisions

At January 1, 2021	798	3,676	1,302	5,776
Of which current	—	1,914	576	2,490
Of which non-current	798	1,762	726	3,286
Provisions	1,036	536	133	1,705
Business combination	—	942	—	942
Releases	(39)	(32)	(285)	(356)
Utilizations	(21)	(956)	—	(977)
Exchange differences	—	217	—	217

At December 31, 2021	1,774	4,383	1,150	7,307
Of which current	—	2,476	665	3,141
Of which non-current	1,774	1,907	485	4,166
Provisions	991	1,060	364	2,415
Releases	(627)	(786)	(19)	(1,432)
Utilizations	—	(869)	(457)	(1,326)
Exchange differences	—	185	(24)	161

At December 31, 2022	2,138	3,973	1,014	7,125

Of which current	12	2,470	532	3,014
Of which non-current	2,126	1,503	482	4,111
The
provision for litigation includes provisions for various litigated matters that have occurred in the ordinary course of business.
The Group is a defendant in various other legal and fiscal lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group’s consolidated financial position or results of operations.

2
8
. Employee benefits
The following table shows the employee benefits of the Group.

	At December 31,
(Euro thousands)	2022	2021

Post-employee benefits	12,543	16,016
Other long-term employee benefits	2,585	2,448

Total long-term employee benefits	15,128	18,464

The net balance of post-employee benefits as at December 31, 2022 is a liability of Euro12,543 thousand (Euro16,016 thousand as of December 31, 2021) and
a
ll the benefits are classified as defined-benefit plans.
The following table presents the changes in long-term employee benefits:

(Euro thousands)	Defined-benefit plan in Italy (TFR)	Defined-benefit plans in Austria	Other long-term employee benefits	Total
At January 1, 2021	2,492	14,555	2,038	19,085
Business combination	962	—	—	962
Current service costs	83	609	747	1,439
Interest expenses	6	107	10	123
Actuarial losses in other comprehensive loss	360	120	—	480
Actuarial gains in profit or loss	—	—	(184)	(184)
Benefits paid	(909)	(2,289)	(169)	(3,367)
Contributions	—	(100)	—	(100)
Exchange differences	3	17	6	26

At December 31, 2021	2,997	13,019	2,448	18,464
Current service costs	61	547	546	1,154
Interest expenses	33	137	19	189
Actuarial gains in other comprehensive loss	(425)	(1,690)	(69)	(2,184)
Actuarial gains in profit or loss	—	—	(152)	(152)
Benefits paid	(305)	(1,565)	(137)	(2,007)
Contributions	—	(277)	(70)	(347)
Exchange difference s	—	11	—	11

At December 31, 2022	2,361	10,182	2,585	15,128

The current service costs and interest expenses are recognized in the statement of profit or loss. The actuarial differences for other long-term employee benefits are also recognized in the statement of profit or loss.

The breakdown of the d
e
fined-benefit obligations by type of benefit plan is as follows:

	At December 31,
(Euro thousands)	2022	2021

Defined-benefit plan in Italy
- Italian leaving indemnities	2,361	2,997

Defined-benefit plans in Austria
- Severance payments	6,201	8,139
- Pensions liability	3,981	4,880

	10,182	13,019

Total defined-benefit obligations	12,543	16,016

Defined-benefit plan in Italy
Defined-benefit plan in Italy was Trattamento di Fine Rapporto (“TFR”), a legally required end-of-service allowance, paid regardless of the reason for the employee’s departure from the company.
Defined-benefit plans in Austria
These commitments include the legal requirements for entitled employees who joined the Austrian parent company before 2003 to a one-off
severance compensation payment if their employment relationship is terminated or when they retire. The amount of these payments depends on the length of service and the employee’s wages or salaries at the end of employment. These commitments include individual commitments to three former Management Board members.
As at December 31, 2022, the fair value of defined-benefit plans attributable to Group companies operating in the Austria is a net recognized commitment of Euro10.18 m illion (December 31, 2021: Euro
13.02
million). It is detailed below:

	At December 31,
(Euro thousands)	2022	2021

Fair value of plan liabilities	11,612	14,263
Fair value of plan assets	(1,430)	(1,244)

Defined-benefit plans in Austria	10,182	13,019

The composition of the m
a
in plan assets on the reporting date is as follows:

	At December 31,
(Euro thousands)	2022	2021

Equity investments	666	614
Real estates	423	323
Bonds	137	130
Alternative investments	108	65
Liquid funds	96	112

Total plan assets	1,430	1,244

The main actuarial assumptions used are as follows:

	At December 31, 2022		At December 31, 2021
	Defined-benefit plan in Italy (TFR)	Defined-benefit plans in Austria	Defined-benefit plan in Italy (TFR)	Defined-benefit plans in Austria

Average duration of plan (years)	8.5~17.47	7.60~11.00	9.80~14.90	9.10~13.20
Discount rate	3.01%~3.86%	4.09%~4.16%	0.44%	0.99%~1.23%
Inflation rate	2.59%~4.53%	N.A.	1.75%	N.A.
Salary increase rate	2.55%	3.00%~7.50%	2.81%	2.30%
For the demographic assumptions used in measuring the defined benefit liabilities, the figure used as a benchmark for the mortality rate is the standard one for each local population, broken down by age and gender, while for the
staff turnover rate annual frequencies have been calc
ulated based o
n the individual companies’ data.
With respect to the December 31, 2022 liability, a sensitivity analysis was performed
on
the
main actuarial
variables
such as discount rate, salary changes and inflation rate. The analysis did not lead to significant changes in the liability, except for the sensitivity analysis conducted on the discount rate. A 100-basis-point decrease in the discount rate would result in a Euro1.20 million increase in the amount of the defined-benefit obligation as of December 31, 2021 (December 31, 2021: Euro1.80 million).
2
9
. Other current liabilities

	At December 31,
(Euro thousands)	2022	2021

Financing fund	23,519	—
Payroll and employee benefits payables	23,443	25,309
Accrued expenses	23,336	14,484
Tax payables	9,561	8,975
Warrant liabilities	9,002	—
Customer advances	8,535	8,718
Due to related companies	2,020	5,059
Rental payable	1,063	1,989
Other	6,002	4,126

Total other current liabilities	106,481	68,660

Financing fund
Financing fund is the investment to be made by Meritz Securities Co., Ltd. (“Meritz”) in the Company. On October 16, 2022, FFG and LGHL entered into the Meritz
p
rivate
p
lacement
s
ubscription
a
greement with Meritz, a Korean incorporated investment fund, pursuant to which, among other things, Meritz agreed to subscribe for, and FFG agreed to issue to Meritz
18,569,282
 ordinary shares of FFG (“FFG Private Placement Subscription Shares”) at a subscription price equal to
USD
49,999,999
 and the FFG preferred collateral share
with par value Euro0.0001 per share (“FFG Collateral Share”)

at a subscription price equal to
USD
1

(collectively “
Meritz Investment”), and FFG and LGHL granted certain rights to Meritz in connection therewith, which are governed by the relationship agreement. Under these agreements, FFG Collateral Share which

was automatically converted into LGHL convertible preference share and the FFG Private Placement Subscription Shares were automatically exchanged into LGHL ordinary shares upon the consummation of the Reverse Recapitalization.
Half of the Meritz Investment in the amount of
USD
25 million was funded on October 20, 2022, with the remaining
USD
25 million being withheld by Meritz and to be released when Meritz may sell all of the ordinary shares it holds pursuant to an effective resale registration statement or Rule 144 under the Securities Act (“Rule 144”)

and no event of default has occurred. If the conditions are not fulfilled, Meritz will surrender half of the ordinary shares converted from FFG Private Placement Subscription Shares to LGHL at nil consideration. Furthermore, Meritz is entitled to a cash dividend payable by LGHL in the amount of
USD
2.0 million per annum for three years. Meritz has a right to put, upon the occurrence of certain credit events, the lapse of certain LGHL’s call option or the third anniversary of Meritz’s investment, all of the ordinary shares (including those exchanged from the FFG Private Placement Subscription Shares) then held by it to LGHL at an agreed return, which is the higher of (i) 11.5% internal rate, compounded annually, of return on Meritz’s investment in FFG Private Placement Subscription Shares and (ii) 1.115 times the sum of
USD
50 million, in each case minus any interim return that Meritz has realized from its investment. Following the date when Meritz may sell all of the ordinary shares it holds pursuant to an effective resale registration statement, or under Rule 144, if LGHL fail to fulfill its obligations with respect Meritz’s put right, among other things, Meritz may convert the convertible preference shares into an aggregate number of up to 15,000,000 non-voting
ordinary shares and/or ordinary shares (subject to any adjustment as a result of any share subdivision or consolidation of the shares of us), with the actual number to be calculated based on factors including average closing share price of us. Meritz is entitled to indemnity in connection with its investment. Meritz’s rights described above are secured by shares of Fosun Tourism Group (“FTG”), and if the market value of FTG’s shares declines below a certain level, LGHL may be required to provide cash security.
Meritz Investment may require the Company to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events that are beyond the control of the Company. The Company does not have the unconditional right to avoid delivering cash or another financial asset. Therefore, Meritz Investment is recognized as a financial liability, and relevant shares issued by FFG were regarded as treasury shares which were converted into 4,999 thousand LGHL treasury shares on Closing Date.

Warrant liabilities
Breakdown for warrant liabilities:

	At December 31,
(Euro thousands)	2022	2021

Public Warrant	5,826	—
Private Placement Warrant	3,176	—

Total warrant liabilities	9,002	—

On December 14, 2022, as result of Reverse Recapitalization:

•
20,699,969 outstanding PCAC public warrants were converted to an equivalent number of LGHL public warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value by using the Euro equivalent of the closing price of PCAC warrants on December 14, 2022, amounting to a total of Euro5,261 thousand.

•
11,280,000 PCAC private placement warrants were exchanged for an equivalent number of LGHL private placement warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value using a Black-Scholes model, amounting to a total of Euro2,609 thousand.

Each public warrant entitles the holder to purchase one Ordinary Share at a price of USD11.50 per share and may be exercised within 5 years from the completion of the Reverse Recapitalization. The public warrants may be redeemed by the Company:

•
at a price of USD0.01 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds USD18.00 per share for any 20 trading days within a
30-trading
day period ending three trading days before sending the notice of redemption to each warrant holder;

•
at a price of USD0.10 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds USD10.00 per share for any 20 trading days within a
30-trading
day period ending three trading days before sending the notice of redemption to each warrant holder.

The exercise price and number of LGHL ordinary shares issuable on exercise of the public warrants, as well as the terms of redemption, may be subject to adjustments in certain circumstances, including, among other events, in the event of a share dividend, extraordinary dividend or LGHL’s recapitalization, reorganization, merger or consolidation.
Private placement warrants are identical to public warrants in all material respects, except that with respect to the private placement warrants held by the Sponsor, so long as they are held by the Sponsor or its permitted transferees, such private placement warrants (i) are not redeemable subject to limited exceptions, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until January 13, 2023, which is 30 days after the completion of the Reverse
Recapitalization
, (iii) may be exercised by the holders on a cashless basis, and (iv) are entitled to registration rights.
The warrants are listed on NYSE under the trading symbol “LANV-WT”. As at December 31, 2022,
20.70
 million of the warrants were registered for resale while the remaining
11.28
 million warrants were in the process of registration for resale. On April 3, 2023, the registration statement on Form F-1 is declared effective.
At December 31, 2022, all of the public warrants and private placement warrants were outstanding and recognized as liabilities at fair value. For the year ended December 31, 2022, the Group recorded warrant liabilities of Euro9.00 million

which resulted in a gain on revaluation of Euro1.13

million
.

30
. Share capital
As outlined in note 1, the consolidated financial statements are prepared as a continuation of the financial statements of FFG, except for equity, which has been adjusted to reflect the legal capital structure of LGHL.
Movements in FFG ordinary shares, preferred shares and
FFG Collateral Share
(collectively “FFG Shares”)

	Number of shares (thousands)	Nominal value of shares (Euro thousands)		Share premium (Euro thousands)

Issued and paid:
As at January 1, 2020	265,731	265,731		45,882
Issuance of Ordinary Shares of Euro1.00 each	23,434	23,434		24,279
As at December 31, 2020	289,165	289,165		70,161
Issuance of s eries B p referred s hares of Euro1.00 each	50,091	50,091		67,124
Issuance of c lass B n on-voting o rdinary s hares of Euro0.0001 each (Note 3 3 )	32,130	3		—

As at December 31, 2021	371,386	339,259		137,285
Issuance of ordinary shares of Euro1.00 each (Note 29)	18,569	18,569		6,454
Issuance of a FFG Collateral Share of Euro0.0001 (Note 29)	*	*		*

	389,955	357,828		143,739
Conversion from FFG Shares to LGHL ordinary shares at 0.26926188	105,000	*		143,739
Exchange of LGHL ordinary shares as part of Reverse Recapitalization	(105,000)	(*	)	(143,739)

As at Closing Date	—	—		—

*	Less than 1,000 shares or Euro1,000.

Ordinary shares carry the following rights: the right to vote in ordinary and extraordinary shareholders meetings; the right to a share in profits (if distributed) in proportion to the share of capital held; the right to repayment of capital in the event of liquidation;
pre-emptive
right: in the event of a capital increase, it establishes the right to obtain new shares in proportion to those held.
Each series B preferred share has the same voting rights as the ordinary share. The holder of series B preferred shares prior and in preference to any distribution of the Company to holders of ordinary shares upon the occurrence of a liquidation event. Moreover, series B preferred shares are convertible into ordinary shares at a conversation ratio of 1:1 according to Company’s bylaws. Pursuant to the Company’s Memorandum of Association, the Company does not hold an unavoidable obligation to i) deliver cash or other financial assets to series B preferred shareholders; ii) to exchange financial assets or financial liabilities with series B preferred shareholders that are unfavorable to the Company; and iii) to deliver a variable number of the Company’s own ordinary share. Hence, such contribution is recognized as equity in accordance with the relevant IFRS.
On December 14, 2022 the outstanding FFG ordinary shares
and
FFG series B preferred share were canceled in exchange for the right to receive 0.26926188 LGHL ordinary shares for each FFG Share. The outstanding FFG Collateral Share was canceled in
exchange f
or
the
right to receive one LGHL convertible preference share.

Movements in LGHL ordinary shares and convertible preference share (collectively “LGHL Shares”):

	Number of ordinary shares (thousands)	Nominal value of shares (Euro thousands)	Share premium (Euro thousands)
Issued and paid:
As at Closing Date	—	—	143,739
Issuance of LGHL shares as part of Reverse Recapitalization
- Exchange of ordinary shares	105,000	*	357,825
- Exchange of convertible preference share	*	*	*
- Merger with PCAC	10,644	*	99,204
- Ordinary shares of USD0.000001 each to third party investor s	15,327	*	142,733

As at December 31, 2022	130,971	*	743,501

*	Less than 1,000 shares or Euro 1,000.
As of December 31, 2022, the share capital amounted to Euro110, comprising 117,319,824 fully paid-up ordinary shares and one convertible preference share with a par value of USD0.000001. Excluding the 13,651,246 treasury shares, there were 117,319,825 shares issued and outstanding as of
December 31, 2022.

Ordinary share
LGHL ordinary shares have a par value of
USD
0.000001 and are ranked equally with regard to the LGHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of LGHL ordinary shares will be entitled to one vote per share. LGHL ordinary shares are listed on NYSE under the trading symbol “LANV”.
Convertible preference share
T
he convertible preference share

of the Company has a
par value
USD
0.000001 per share, which is convertible into an aggregate number of up to 15,000,000 non-voting
ordinary shares with a par value of
USD
0.000001 each and/or ordinary shares at the election of Meritz upon the occurrence of certain events.

31. Other reserve

		Other comprehensive income reserve		Other reserves	Total

(Euro thousands)	Share premium	Cumulative translation adjustment	Re-measurement of defined benefit plans

Balance at January 1, 2020	45,882	1,757	—	(3,032)	44,607
Capital injection from shareholders	24,279	—	—	—	24,279
Employee share-based compensation	—	—	—	5,389	5,389
Debt forgiveness by shareholder	—	—	—	3,176	3,176
Capital contribution from non-controlling interests	—	—	—	119	119
Changes in ownership interest in a subsidiary without change of control	—	—	—	(1,084)	(1,084)
Currency translation differences	—	4,893	—	—	4,893
Actuarial reserve relating to employee benefit	—	—	(181)	—	(181)
Balance at January 1, 2021	70,161	6,650	(181)	4,568	81,198
Capital injection from shareholders	67,124	—	—	—	67,124
Employee share-based compensation	—	—	—	7,208	7,208
Capital contribution from non-controlling interests	—	—	—	566	566
Changes in ownership interest in a subsidiary without change of control	—	—	—	124	124
Currency translation differences	—	(6,355)	—	—	(6,355)
Actuarial reserve relating to employee benefit	—	—	(405)	—	(405)

Balance at December 31, 2021	137,285	295	(586)	12,466	149,460
Capital injection from shareholders	6,454	—	—	—	6,454
Employee share-based compensation	—	—	—	7,431	7,431
Changes in ownership interest in a subsidiary without change of control	—	—	—	(396)	(396)
Currency translation differences	—	(1,011)	—	—	(1,011)
Actuarial reserve relating to employee benefit	—	—	1,261	—	1,261
Issuance of ordinary shares upon Reverse Recapitalization, net of issuance costs	599,762	—	—	—	599,762

Balance at December 31, 2022	743,501	(716)	675	19,501	762,961

At December 31, 2022, other reserve amounted to Euro599.76 million was net of Euro601.33 million as a result of shares issued as part of the Reverse Recapitalization and transaction costs of Euro1.57 million.
Other comprehensive income reserve includes the following:

•	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;

•	gains and losses on the re-measurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;
3
2
.
Non-controlling
interests
The following table shows the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the year ended December 31, 2022.

(Functional currency thousand) Company	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity/ (deficits)	Net revenues	Net profit/ (loss)

Arpège SAS	94%	6%	Euro	228,869	104,639	119,847	(54,834)
Wolford AG	58%	42%	Euro	165,196	8,072	125,514	(34,867)
St. John Knits International, Incorporated	97%	3%	USD	93,023	(96,838)	85,884	(34,971)
St. John China Holdings Limited	78%	22%	HKD	4,967	13,402	3,762	3,771
Sergio Rossi S.p.A	99%	1%	Euro	73,479	20,609	61,929	(18,124)
Fosun Fashion Brands Management Co., Limited	80%	20%	CNY	6,840	1,076	2,844	(2,534)

3
3
. Share-based payment
Prior to consummation of the Reverse Recapitalization, FFG Group had in place equity-settled share-based payment arrangements as follows:

•
On September 23, 2020, a restricted share units scheme (“the RSUs Scheme”) was adopted for the purpose of recognizing the contribution of participants including its senior management members and consultants. The RSUs Scheme will remain in force for the period of 10 years up to September 22, 2030 and the maximum number of shares to be granted will not exceed 32,129,493 shares.

•
On September 23, 2020, restricted share units (“RSUs”) to subscribe for an aggregate of 17,051,419 ordinary shares were granted to nine senior management members and consultants. The exercise price of granted restricted share unit is Euro1.00 per share to eight of them and Euro2.04 per share to one of them. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a three-year vesting schedule respectively. The first twenty-five percent (25%) of RSUs immediately vested as of the grant date. The remaining portions vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in nine years from the respective grant dates.

•
On September 23, 2021, RSUs to subscribe for an aggregate of 12,688,696 ordinary shares were granted to 15 senior management members and consultants. The exercise price of granted restricted share unit is Euro2.04 per ordinary share. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a four-year vesting schedule respectively. The vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in ten years from the respective grant dates.

•
In December 2021, a share economic beneficial interest right scheme (the “SEBIRs Scheme”) was adopted that modifies all RSUs originally granted to senior management members and consultants according to the RSUs scheme into share economic beneficial interest rights (“SEBIRs”), in which RSUs that have met the vesting conditions will be converted the same copies of SEBIRs that can be exercised immediately, RSUs that fail to meet the vesting conditions will be converted into the same copies of SEBIRs, vesting period and conditions as those under the original grant agreement. 32,129,493 class B non-voting ordinary shares were issued with the par value of Euro0.0001 to Brilliant Fashion Holdings Limited, which has been established for the SEBIRs Scheme, as the maximum number of shares granted by Brilliant Fashion Holdings Limited to senior management members and consultants under the SEBIRs Scheme.

In connection with the Reverse Recapitalization, FFG ordinary shares under SEBIRs Scheme that were outstanding at the time of consummation of the Reverse Recapitalization have been replaced by LGHL ordinary shares, based on an exchange ratio for the right to receive
0.26926188 LGHL ordinary share for each FFG ordinary share.
For the years ended December 31, 2022 and 2021, movements in the number of RSUs / copies of SEBIRs granted but not yet vested according to the SEBIRs Scheme and their related weighted average exercise prices are as follows (each copy of SEBIR corresponds to one share of the Company):

	For the years ended December 31,

	2022		2021

	Average exercise price in Euro per share/copy	SEBIRs/RSUs (1) (thousand)	Average exercise price in Euro per share/copy	SEBIRs/RSUs (1) (thousand)

At January 1,	1.50	8,008	1.10	4,591
Granted	—	—	2.04	3,417

At December 31,	1.50	8,008	1.50	8,008

(1)	the number of shares have been retrospectively restated to reflect the exchange ratio to receive 0.26926188 LGHL Ordinary Shares for each FFG Share.

The RSUs and SEBIRs outstanding in thousands at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in Euro per RSU/ SEBIR	Shares/Copies (1) (thousand)

		2022	2021

September 22, 2029	1.00	4,168	4,168
September 22, 2029	2.04	423	423
September 22, 2031	2.04	3,417	3,417

		8,008	8,008

(1)	the number of shares have been retrospectively restated to reflect the exchange ratio to receive 0.26926188 LGHL Ordinary Shares for each FFG Share.
The fair value of RSUs granted on September 23, 2020 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of Euro1.82 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 0.61%, expected no dividend and volatility of 32.61%. The total fair value of these RSUs was Euro14,652,000. Euro2,571,000 and Euro5,820,000 was charged to administrative expenses for the years ended December 31, 2022 and 2021, respectively.
The fair value of RSUs granted on September 23, 2021 was
determined using
the Binomial Option-Pricing Model. The significant inputs into the model included the share price of Euro2.23 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 1.35%, expected no dividend and volatility of 32.52%. The total fair value of these RSUs was Euro10,492,000. Euro4,860,000 and Euro1,388,000 was charged to administrative expenses for the year ended December 31, 2022 and 2021, respectively.
Since the modification of the share-based payment scheme in 2021 does not change the vesting conditions and grant quantity of the original plan, there is no increased service expenses on the modification date.
3
4
. Related party transactions
Transactions with directors and executive board management members (key management personnel)
Pursuant to IAS 24 — Related Party Disclosures, the related parties of the Group are all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. In addition, members of the Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The following tables summarize remuneration of directors, key executives with strategic responsibilities:

	For the years ended December 31,

(Euro thousands)	2022	2021	2020

Short-term employee benefits (1)	3,320	2,218	1,425
Employee share-based compensation	4,680	4,876	3,751

Total	8,000	7,094	5,176

(1)	Includes corporate bodies fees, consultancy fees and personnel compensation.

Transactions with related parties
In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	For the years ended December 31,

(Euro thousands)	2022	2021	2020

(i) Proceeds of shareholder loan
Fosun International Limited (1)	66,531	79,684	27,238
Shanghai Fosun High Technology (Group) Co., Ltd .(2)	5,853	4,510	—
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	4,053	1,518	—

Total proceeds of shareholder loan	76,437	85,712	27,238

(ii) Repayments of shareholder loan
Fosun International Limited	106,418	42,642	34,392
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,691	77	—
Shanghai Fosun High Technology (Group) Co., Ltd.	177	385	3,214

Total repayments of shareholder loan	108,286	43,104	37,606

(iii) Interest expenses
Fosun International Limited	8,355	3,754	1,185
Shanghai Fosun High Technology (Group) Co., Ltd.	762	79	—
Shanghai Fosun High Technology Group Finance Co., Ltd.	248	25	—

Total interest expenses	9,365	3,858	1,185

(iv) Rental expenses
Shanghai Fosun Bund Property Co., Ltd. (3)	1,201	371	—

(v) Consulting expenses
Shanghai Fosun High Technology (Group) Co., Ltd.	—	263	—

(vi) Payments on behalf of the Group
Shanghai Fosun High Technology (Group) Co., Ltd.	139	147	—

Balances with related parties

	At December 31,

(Euro thousands)	2022	2021

(i) Borrowings
Shanghai Fosun High Technology (Group) Co., Ltd.	10,363	4,687
Shanghai Fosun High Technology Group Finance Co., Ltd.	3,803	1,441
Fosun International Limited	—	39,887

Total borrowings	14,166	46,015

(ii) Other current liabilities
Shanghai Fosun High Technology (Group) Co., Ltd.	1,216	542
Shanghai Fosun Bund Property Co., Ltd.	770	—
Fosun International Limited	26	4,514
Shanghai Fosun High Technology Group Finance Co., Ltd.	8	3

Total other current liabilities	2,020	5,059

(iii) Other current assets
Fosun International Limited	263	—

Notes:

(1)	A shareholder of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	Joint venture of Fosun International Limited.
3
5
. Notes to consolidated statements of cash flows
Major
non-cash
transactions
During the year, the Group had
non-cash
additions to
right-of-use
assets and lease liabilities (including
COVID-19
concessions) of Euro18,268 thousand and Euro15,606 thousand, respectively, in respect of lease arrangements for real estate
and
other
equipment
(2021: Euro37,557 thousand and Euro36,527 thousand; 2020: Euro7,872 thousand and Euro14,232 thousand)
.
Proceeds from disposal of long-term assets

	For the years ended December 31,

(Euro thousands)	2022	2021	2020

Net book valu e	1,940	1,101	32,402
Net gain on disposals (Note 11)	964	24,014	40,307

Total proceeds from disposal of long-term assets	2,904	25,115	72,709

Changes in liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Group’s consolidated statements of cash flows from financing activities.

(Euro thousands)	Borrowings	Lease liabilities	Interest payable

As at January 1, 2020	62,594	169,410	495
Changes from financing cash flows	(20,741)	(41,601)	—
Interest paid	—	—	(3,327)
Conversion of debt to equity	(23,434)	—	—
New leases	—	16,594	—
Contract modifications	—	(4,082)	—
Disposals	—	(593)	—
Interest expense	—	7,730	3,478
COVID-19-related rent concessions from lessors	—	(2,362)	—
Foreign exchange movement	418	(8,211)	(47)

As at December 31, 2020	18,837	136,885	599
Changes from financing cash flows	59,587	(40,691)	—
Interest paid	—	—	(1,521)
Conversion of debt to equity	(25,035)	—	—
Debt forgiveness by the Group’s shareholder	(7,380)	—	—
Business combination	13,159	13,312	—
New leases	—	36,607	—
Contract modifications	—	(15,132)	—
Disposals	—	(1,821)	—
Interest expense	—	5,586	5,357
COVID-19-related rent concessions from lessors	—	(80)	—
Foreign exchange movement	7,603	5,393	193

As at December 31, 2021	66,771	140,059	4,628
Changes from financing cash flows	(34,288)	(41,364)	—
Interest paid	—	—	(15,808)
New leases	—	15,606	—
Contract modifications	—	19,922	—
Disposals	—	(2,516)	—
Interest expense	—	6,658	11,995
Foreign exchange movement	1,002	2,226	(807)

As at December 31, 2022	33,485	140,591	8

Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:

	For the years ended December 31,
(Euro thousands)	2022	2021	2020

Within operating activitie s	(22,614)	(13,625)	(5,690)
Within investing activities	(1,454)	22,997	(357)
Within financing activities	(41,364)	(40,691)	(41,601)

Total cash outflow for leases	(65,432)	(31,319)	(47,648)

3
6
. Subsequent events
The Group has evaluated subsequent events through April
20
, 2023 which is the date the Consolidated Financial Statements were authorized for issuance, and identified the following events, all of which are non-adjusting
as defined in IAS 10:
On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the Guarantor, and Meritz as the Lender entered into a Facility Agreement and JLSA submitted a utilization request to Meritz, which provide for, among other things, the following transactions:

•	JLSA as the borrower borrows a facility in the amount of JPY3,714,401,030 (“Facility”) from Meritz to buy back the Lanvin trademarks owned by Itochu Corporation (“Itochu”);

•
In the Facility, JPY3,357,520,000 was transferred directly from Meritz to Itochu as the purchase price on March
 30,
2023 and received by Itochu on March
 31,
2023. JPY92,860,026 was deducted from the proceeds of the
u
tili
z
ation of the Facility as the upfront fee which was a sum equal to 2.5 percent of the Facility; JPY84,502,623 was deducted as the interest payable in respect of the first
i
nterest
p
eriod for the Facility, and JPY179,518,381 was credited to JLSA.

•
The interest rate on the loan for each interest period relating thereto is

9.10
percent per annum. The interest period for the Facility shall be three months and not extended beyond the termination date which is 3 years after the initial utilization date, i.e. March 30, 2023. The first interest period for the Facility shall start on the initial utilization date or in the case where the loan has already been made, each subsequent interest period shall start on the last day of the preceding interest period relating to that loan.

•	LGHL as the Guarantor irrevocably and unconditionally provides a guarantee for JLSA in favor of the Lender.