Form 20-F
period 2023-12-31
Lanvin Group Holdings Ltd
filed 2024-04-30
CIK 1922097

UNITED STATES
SECURITIES AND
EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM
20–F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission File Number:
001–41569

LANVIN GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Lanvin Group Holdings Limited
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)
Eric Chan, Chief Executive Officer
Telephone: +86 (021) 6315 3873
Email: ir@lanvin–group.com
At the address of the Company set forth above
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.000001 per share	LANV	New York Stock Exchange
Warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share	LANV–WT	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title
of Class)

Indicate
the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 145,021,452 ordinary shares and 31,979,969 warrants.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☒
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

i

ii

Conventions That Apply to This Annual Report on Form 20-F

In this annual report on Form 20-F, unless otherwise designated, the terms “we” “us” “our,” “Lanvin Group,” “the Company” and “our Company” refer to Fosun Fashion Group (Cayman) Limited (“FFG”) and its consolidated subsidiaries, prior to the consummation of the Business Combination and to Lanvin Group Holdings Limited (“LGHL”) and its consolidated subsidiaries following the Business Combination, as the context requires. The term “PCAC” refers to Primavera Capital Acquisition Corporation prior to the consummation of the Business Combination.

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

“Convertible Preference Share” means the convertible preference share, par value $0.000001 per share, of the Company, which is convertible into an aggregate number of up to 15,000,000 non-voting ordinary shares and/or Ordinary Shares (subject to adjustment as a result of any share subdivision or consolidation of the shares of LGHL) at the election of Meritz upon the occurrence of certain events. On December 14, 2023, pursuant to the Meritz SBSA (as defined below), the Company repurchased from Meritz one Convertible Preference Share.

“Existing Warrant Agreement” means certain warrant agreement, dated January 21, 2021, by and between PCAC and Continental Stock Transfer & Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FFG Collateral Share” means the preferred collateral share, par value EUR0.0001 per share, of FFG purchased by Meritz pursuant to the Meritz Private Placement Subscription Agreement, dated October 16, 2022, entered into by and among FFG, LGHL and Meritz, pursuant to which Meritz agreed to, among other things, subscribe for, and FFG agreed to issue to Meritz 18,569,282 ordinary shares of FFG at a subscription price of $49,999,999 and the FFG Collateral Share at a subscription price of $1, which agreement terminated upon the closing of our Business Combination. The FFG Collateral Share was automatically canceled in exchange for the right to receive one Convertible Preference Share at the Second Merger Effective Time, which means the time when the plan of Second Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by FFG and PCAC in writing and specified in the plan of Second Merger (being not later than the 90th day after registration by the Registrar of Companies of the Cayman Islands).

“Fosun Group” means Fosun International and its affiliates.

“Fosun International” or “Fosun” means Fosun International Limited, a company incorporated in Hong Kong with limited liability.

“founder shares” or “PCAC Class B ordinary shares” means Class B ordinary shares of PCAC, par value US$0.0001 per share initially purchased by Primavera Capital Acquisition LLC, or the Sponsor, in a private placement prior to PCAC’s initial public offering.

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

“Meritz” means Meritz Securities Co., Ltd, a Korean incorporated investment fund.

“Amended and Restated Meritz Relationship Agreement” means the relationship agreement, as amended and restated on December 1, 2023, entered into between LGHL and Meritz and setting forth certain rights and obligations of LGHL and Meritz as the holder of Ordinary Shares, which modified the previous relationship agreement dated October 19, 2022.

“Meritz SBSA” means the share buyback and subscription agreement, dated December 1, 2023, pursuant to which Meritz sold and surrendered, and the Company repurchased from Meritz one convertible preference share of the Company and 4,999,999 Ordinary Shares for a price equal to US$54,473,260, and immediately thereafter, Meritz agreed to subscribe for, and the Company issued 19,050,381 Ordinary Shares to Meritz at a total subscription price equal to US$69,473,260.

“Ordinary Shares” means ordinary shares, par value $0.000001 per share, of the Company.

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

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Warrants” means Public Warrants and Private Placement Warrants.

“$,” “USD” and “U. S. dollar” each means the currency in dollars of the United States of America. “U. S.” means the United States of America.

“€,” “EUR” and “Euro” each means the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

Our ordinary shares and warrants are listed on the New York Stock Exchange under the ticker symbols “LANV” and “LANV-WT,” respectively.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies of regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future” “outlook,” “project,” “will” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

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

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this annual report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changes adversely affecting the business in which we are engaged;

•	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;

•	management of growth;

•	the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on our business;

•	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;

•	the ability and desire of consumers to shop;

•	our ability to successfully implement our business strategies and plans;

•	our ability to effectively manage our advertising and marketing expenses and achieve desired impact;

•	our ability to accurately forecast consumer demand;

•	high levels of competition in the personal luxury products market;

•	disruptions to our distribution facilities or our distribution partners;

•	our ability to negotiate, maintain or renew our license agreements;

•	our ability to protect our intellectual property rights;

•	our ability to attract and retain qualified employees and preserve craftmanship skills;

•	our ability to develop and maintain effective internal controls;

•	general economic conditions;

•	the result of future financing efforts; and

•	other factors discussed elsewhere in this annual report on Form 20-F, including the section entitled “Risk Factors.”

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

PRC Permissions and Approvals

We conduct a portion (approximately 12.5% of our revenues in 2023) of our operations in the Greater China region, and as of the date of this annual report, we have obtained all requisite permissions and approvals that are material to our operations in China. However, there can be no assurance that we will be able to maintain such permissions and approvals in the future. In addition, laws and regulations in China may change quickly with little advance notice, and the Chinese government may intervene or influence our operations in China at any time. As a result, we may be required to obtain additional permissions and approvals in the future. There can be no assurance that such permissions and approvals can be obtained in a timely manner, or at all, and our business, results of operations and financial condition could be materially and adversely affected.

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

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, profit, total assets and net assets in 2021, 2022 and 2023. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

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

We made capital injections of EUR50.0 million in 2021, EUR50.0 million in 2022 and EUR27.0 million in 2023 into Lanvin brand portfolio through Arpège SAS, as well as EUR7.9 million in Raffaele Caruso S.p.A. in 2021. We also made an advance payment of EUR1.0million in Raffaele Caruso S.p.A in 2023. Caruso also received a shareholder loan of EUR2.5 million, EUR5.5 million and EUR1.0 million from us in 2021, 2022 and 2023, respectively. We have waived part of the repayment of shareholder loan by Caruso. In 2023, we paid EUR11.78 million for the subscription of Wolford shares. In addition, Wolford AG received shareholder loans of EUR10.0 million, EUR22.5 million, and EUR10.8 million from us in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, we issued shareholder loans of $35.8 million, $25.5 million and $12.5 million, respectively, to St. John. After we acquired Sergio Rossi in 2021, Sergio Rossi S.p.A received capital injections of EUR5.0 million, EUR13.0 million and EUR11.0 million in 2021, 2022 and 2023, respectively. In 2023, Sergio Rossi S.p.A received a shareholder loan of EUR3.5million from us. We have also made capital injections and intercompany loans totaling RMB1.1 million, $3.7 million and $2.5 million to our Chinese subsidiaries in 2021, 2022 and 2023, respectively.

Other than the loan repayment of $1.0 million by St. John to us in August 2023, none of our direct subsidiaries made any dividends, distributions, or repayments to us in 2021, 2022 and 2023. We have also not made any transfers, dividends, or distributions to our shareholders as of the date of this annual report other than the cash dividend of $1.0 million and $1.0 million paid to Meritz in 2022 and 2023, respectively. On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (the “Facility”). In 2023, a total of JPY502.3 million under the Facility was repaid to Meritz, including both principal and interest. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement” and “Item 7. Major Shareholders and Other Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Shareholder Loans.”

The Holding Foreign Companies Accountable Act

We may be subject to the risk of trading prohibitions under the Holding Foreign Companies Accountable Act, or the HFCA Act. Our independent auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is an independent registered accounting firm based in mainland China. Pursuant to the HFCA Act and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined is unable to inspect and investigate completely for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In August 2022, the PCAOB signed a Statement of Protocol with the relevant PRC authorities governing inspections and investigations of audit firms based in China, pursuant to which the PCAOB determined that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong in December 2022 and vacated its December 16, 2021 determinations to the contrary. However, there can be no assurance that the PCAOB will continue to have such access. Should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect our ability to maintain the listing of our securities on the U.S. national securities exchanges, including the NYSE, and the trading of them in the over-the-counter trading market. A delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our securities. For details, see “—D. Risk Factors Risks Related to Our Securities—Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.”

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

•

Counterfeit or ”knock-off” products, as well as products that are “inspired by” our brands may siphon off demand for our brands’ products and may result in customer confusion, harm to our brands, a loss of our market share and/or a decrease in our results of operations.

•	We are dependent on suppliers for our products and raw materials, which poses risks to our business operations.

•	We face intense competition in the personal luxury goods industry.

•	Our customer relationships and sales have been and may be negatively impacted if we do not anticipate and respond to consumer preferences and fashion trends or manage inventory levels appropriately.

•	We are subject to certain risks related to the sale of our products through our direct-to-consumer (“DTC”) channel and in particular our directly operated stores.

•	A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.

•

We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.

•	Future economic conditions, including volatility in the financial and credit markets, may adversely affect our business.

•	Significant inflation could adversely affect our results of operations and financial condition.

•

We are dependent on a limited number of distribution facilities operated by us as well as those of our distribution partners. If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.

•	Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending.

•	If our suppliers, licensees, or other business partners, or the suppliers used by our licensees fail to use legal and ethical business practices, our business could suffer.

•

Our potential inability to find suitable new targets to drive inorganic business growth and the risk that any acquisitions we do complete may not be successful in achieving intended benefits, cost savings and synergies.

•	We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements.

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

•	We are subject to legal and regulatory risk.

•	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

•	We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance (“ESG”) matters.

•	We may lose key employees or may be unable to hire qualified employees.

•	We depend on highly specialized craftsmanship and skills.

•	We are exposed to fluctuations in currency exchange rates.

•	We are subject to risks related to the complexity and uncertainty in interpretation of transfer pricing rules.

•	We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.

•	Changes in global economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in laws, rules and regulations in China could adversely affect us.

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

•

We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital or obtain sufficient funding from our shareholders when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiatives.

•	Failure to comply with the terms of our indebtedness could have a material adverse effect on our ability to conduct our business.

Risks Relating to Our Securities

•	The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

•	Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

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

•

The Existing Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Warrant holders, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

•	The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

•	Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.

•

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

•

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

•	We may be subject to securities litigation, which is expensive and could divert management attention.

•	We may not pay cash dividends in the foreseeable future.

•	The exercise price of our Warrants can fluctuate under certain circumstances which, if triggered, can potentially result in material dilution of our then existing shareholders.

•	Certain rights granted to Meritz in the Amended and Restated Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders.

•

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

•

We qualify as an “emerging growth company” within the meaning of the Securities Act, and as we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

•

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

•	We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.

•	We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to shareholders who are U.S. persons.

•

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

We have incurred significant losses in the past and anticipate that we will continue to incur losses in the current year and upcoming years. We incurred losses of €76.5 million, €239.8 million and €146.3 million in the years ended December 31, 2021, 2022 and 2023, respectively. We cannot assure you that we will be able to generate profit in the future. We will need to generate and sustain increased revenue levels in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. Our efforts to grow our business may be more costly than we expect or may not result in the returns we anticipate, and we may not be able to increase our revenue enough to offset our higher operating expenses. As a result, there can be no assurance that we will achieve profitability, and we may continue to experience loss in the future.

The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the group holding company level, of the Lanvin brand name.

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between FIH and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.à.r.1 and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 4.73% of the equity securities in Arpège SAS.

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

We have sought preliminary legal advice and believe we have strong legal defense to such allegations. No formal legal proceedings have been brought by the minority shareholders to date. Any such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurance that we will prevail in any legal proceeding that may be brought by the minority shareholders or that we will be able to settle these allegations on a timely basis or on terms that are acceptable to us, or at all. Accordingly, we might have to cease our use, at the group holding company level, of the “Lanvin” brand name, and change to another name (or revert to our previous name as Fosun Fashion Group) should we not prevail or settle these allegations. However, we do not expect that, even if we do not prevail or settle these allegations, the continued use of the Lanvin name by Arpège SAS and its subsidiaries, which constitute our Lanvin brand portfolio, will be affected.

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

Our business has been and may continue to be materially and adversely affected by health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic. For example, as a result of the COVID-19 pandemic, governments and authorities across the world implemented restrictive measures to prevent the spread of the virus. These restrictive measures impacted our operations in a number of respects, including cancelations of or capacity restrictions on certain marketing and brand events and limitations on in-person meetings among our sales teams. In addition, the inability or unwillingness of customers to travel had a significant impact on sales driven by tourism. Restrictive measures in certain regions also resulted in store closures which prevented consumers from purchasing goods directly from stores. In places where our retail stores were open, they generally operated on reduced hours and at reduced occupancy levels and were subject to closure due to health protocols or more limited governmental orders during the COVID-19 pandemic. The impact of the COVID-19 pandemic on some of our wholesale customers resulted in them closing some of their stores. The COVID-19 pandemic also impacted our supply chain partners, including third-party manufacturers, logistics providers and other vendors, as well as the supply chains of our wholesale customers, retail stores and licensees, due to factory closures, labor shortages, imposed restrictions on travel and import/export delays. At the same time, the reduced mobility of customers as a result of the pandemic reduced customers desire to shop and incur spending on personal luxury goods.

Store closures, reduced store hours and occupancy levels, travel restrictions and concerns about the health risks of traveling during the COVID-19 pandemic adversely affected traffic in our stores and our wholesale customers’ stores. Consumer spending behavior was and may continue to be negatively impacted by job losses and reduced incomes, changing needs due to remote working, reduced in-person social interaction, vacation time spent at home and other factors. This can be exemplified by the impact on the formalwear segment of each of our brands, as not going to the office means fewer men are wearing dress shirts and ties and by the impact on our shoe business, as women are wearing and purchasing fewer high heeled shoes for the same reasons. All these factors have and may continue to negatively impact our direct sales to consumers and our sales to our wholesale customers, due to lower sales of our products, and those of our licensees, through their sales channels.

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

Reduced consumer traffic and purchasing, whether in our own retail stores or in the stores of our wholesale customers, could have a material adverse effect on our financial condition, results of operations and cash flows. Reductions could result from economic conditions, fuel shortages, increased fuel prices and other circumstances, including adverse weather conditions, natural disasters, war, terrorist attacks or the perceived threat of war or terrorist attacks. Disease epidemics and other health-related concerns, also could result in (and, in the case of the COVID-19 pandemic, resulted in) closed stores, reduced consumer traffic and purchasing (including international tourist traffic and spending), as consumers become ill or limit or cease shopping in order to avoid exposure, or governments impose mandatory business closures, travel restrictions or the like to prevent the spread of disease. Additionally, political or civil unrest and demonstrations also could affect consumer traffic and purchasing.

For example, the COVID-19 pandemic affected our business operations, financial position, and cash flows. This included cancellations or capacity restrictions on marketing events, limitations on sales team meetings, and reduced tourism affecting sales. Store closures in some regions hindered direct consumer purchases. Despite these challenges, we are gradually recovering from the pandemic’s effects. Consumers were also affected, resulting in additional adverse impacts on us. Consumers were unable to purchase our products due to the unwillingness to shop in stores out of fear of exposure. Store closures, reduced store hours and occupancy levels, travel restrictions and concerns about the health risks of traveling adversely affected traffic in our stores and our wholesale customers’ stores. Consumer spending behavior was also and may continue to be negatively impacted by job losses and reduced incomes, changing needs due to remote working, reduced in-person social interaction, vacation time spent at home and other factors. In addition to the factors discussed above, international tourism was also reduced, and negatively affected sales from international tourists at our retail stores or the stores of our wholesale customers.

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

Our ability to predict or respond to constantly changing fashion trends, demographics, consumer preferences and spending patterns significantly impacts our sales and operating results. If we do not identify and respond to emerging trends in consumer spending and preferences quickly enough, identify the right partners that align with our customer strategy, broaden or expand our product portfolio fast enough or in the right areas or develop, evolve, and retain our team’s talent, mindset and technical skills to support changing operating models, we may harm our ability to retain our existing customers or attract new customers. Ensuring we optimize our inventory and improve the planning and management of inventory through the use of data and analytics is critical to serving our customers, driving growth and maximizing profitability. If we maintain too much inventory, we may be forced to sell our merchandise at lower average margins, which could harm our business. Conversely, if we fail to purchase enough merchandise, or inventory does not arrive fast enough or as expected, we may lose opportunities for additional sales and potentially harm relationships with our customers.

We are subject to certain risks related to the sale of our products through our direct-to-consumer (“DTC”) channel and in particular our directly operated stores.

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

Because of our prominence in the luxury sector, we may be an attractive target for cyberattacks. As a response to the paramount importance of maintaining our data integrity, we have implemented a strict and robust cybersecurity program, where we have put in place extensive measures from preventing to detecting and reporting. See “Part II—Item 16K Cybersecurity”.

We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.

In carrying out our business, we collect, store and process personal data of our customers, employees and other parties with whom we deal, including data we gather for product development and marketing purposes. Therefore, we are subject to a variety of strict and ever-changing data protection and privacy laws on a global basis, including the EU General Data Protection Regulation and the PRC Personal Information Protection Law.

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

Economies around the world have generally seen significant inflationary pressures since 2021, which may persist in 2024. If inflation continues to increase or stays above levels seen in recent years, we could face further increases in costs for raw materials, energy, labor or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. While we plan to respond to increases in costs through pricing increases for our brands, the foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, or are considering increasing, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.

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

The apparel business is subject to seasonal fluctuations and cyclical trends in consumer spending. Our sales are typically higher in the last quarter of the year, driven by the holiday shopping season and in January and February, driven by Chinese New Year celebrations. To provide shareholders a better understanding of management’s expectations surrounding results, we may provide a financial outlook on our expected operating and financial results for future periods comprised of forward-looking statements subject to certain risks and uncertainties. Any factor that negatively impacts these selling seasons could have an adverse and disproportionate effect on our results of operations for the entire year.

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

We require our suppliers, licensees and other business partners, and the suppliers used by our licensees, to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices. We audit, or have third parties audit, the operations of these independent parties to determine compliance, through onsite inspections, reviewing certification and sustainability reports, and reviewing whether suppliers are observing compliance standards This process also includes ad hoc on-site visits from our sourcing and product development department, factory tours and on-site due diligence of new suppliers. We also collaborate with factories, suppliers, industry participants and other stakeholders to improve the lives of the workers and others in our sourcing communities. However, we do not control our business partners, or the suppliers used by our licensees, including with respect to their labor, manufacturing and other business practices.

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

There is also increased focus from our stakeholders, including consumers, employees and investors, on corporate responsibility (including ESG matters). We plan to announce in the near future our sustainability strategy and ESG goals. There can be no assurance that our stakeholders will agree with our strategy or will be satisfied with our disclosure, or that we will be successful in achieving our goals. If our ESG practices do not meet our stakeholders’ expectations and standards, or if we fail (or are perceived to fail) to implement our strategy or achieve our goals, our reputation could be damaged, causing our investors or consumers to lose confidence in us and our brands, negatively impacting our employee retention and our business, or having a negative effect on our sales and results of operations. In addition, implementing our ESG strategy and pursuing our ESG goals might involve higher than expected costs and investments which might adversely affect our results of operations.

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

We place significant focus and reliance on developing global consumer markets. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by global political, economic and social conditions. While the global economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economies in EMEA, North America, Greater China and Other Asia. In addition, the recent geopolitical tensions and conflicts, including the conflicts in the Middle East and Ukraine, has affected the regional stability and could have a broader economic impact globally. Any adverse changes in economic conditions in our key geographical segments—EMEA, North America, Greater China and Other Asia—and the policies of these governments or in the laws and regulations of these governments could have a material adverse effect on global overall economic growth. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position.

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in laws, rules and regulations in China could adversely affect us.

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

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, profit, total assets and net assets in 2021, 2022 and 2023. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

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

For example, under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC- controlled enterprise that is incorporated offshore is located in the PRC. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, rather than those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management personnel responsible for the execution of the daily management and operation of production and business of our offshore enterprises and the relevant senior personnel departments performing such duties are mainly located within China; (ii) the decisions of our offshore enterprises over finance (e.g. borrowing, lending, financing, financial risk controls, etc.) and personnel (e.g. appointment, dismissal and remuneration, etc.) matters are made by organization(s) or individual(s) located in China or subject to approval of organization(s) or individual(s) located in China; (iii) the main properties, accounting ledger, corporate seal, minutes of the board meetings and shareholders’ meetings, etc. of our offshore enterprises are situated or kept in China, and (iv) 50% (inclusive) or above of directors with voting rights or senior management personnel of our offshore enterprises ordinarily reside in China.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. In the event of such regulatory development, we would seek to claim deductions in other relevant jurisdictions, but there can be no assurance that such efforts would effectively mitigate the incremental tax burdens on us. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stockholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stockholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non- PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

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

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“ SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the U.S. Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank was also placed into receivership. Although a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although currently we do not have any deposits at or credit facilities with either bank, some of our current vendors might be affected. If the failure of Signature Bank or any other financial institution that is placed into receivership causes any of our vendors to face financial difficulties, it could lead to a delay or inability to deliver goods and services to us. On March 20, 2023, UBS Group AG agreed to buy Credit Suisse Group AG in a Swiss government-brokered deal aimed at containing a crisis of confidence that had started to spread across global financial markets. Despite the steps taken by central banks and other regulators to contain the effects of events affecting these financial institutions on the broader global financial system, it is not possible to predict whether other financial institutions would suffer similar problems. In the event of bankruptcy of any of the financial institutions in which the Group has deposits or investment assets, the Group may not be able to recover any such deposits or investment assets in full. Any further developments that might adversely impact financial institutions to which we have exposure in could materially and adversely affect our business operations, results of operations and overall financial condition.

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

We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital or obtain sufficient funding from our shareholders when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiatives.

We expect to incur negative operating cash flows over the next few years and accordingly may require additional funding in the future to support our operations and growth strategies. There can be no assurance that we will be able to raise sufficient capital from the capital markets or through borrowings, shareholder loans or other fundings sources on acceptable terms or at all. If we are unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, we may be required to significantly curtail, delay or discontinue one or more of our product development programs, investments, acquisitions or other growth initiatives or to otherwise reduce or discontinue our operations. In general, we may be unable to expand our operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation necessary to commercialize our product candidates as desired, which could materially affect our business, financial condition and results of operations. If we are ultimately unable to continue as a going concern, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that our securityholders will lose all or a part of their investment. In particular, various investments in the pipeline, including our incubator project dedicated to minority investments in fast-growing companies with strengths in creativity, digitalization, as well as sustainable and intelligent supply chains may be put on hold.

Failure to comply with the terms of our indebtedness could have a material adverse effect on our ability to conduct our business.

Under the terms of our existing indebtedness and any debt financing arrangement that we may enter into in the future, we are and may be subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities will be entitled to accelerate our debt obligations. Any default under our debts could require repayments prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

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

Certain of our existing securityholders, including Fosun and its affiliates, Meritz, the PIPE Investors (as defined below), the Sponsor, Aspex Master Fund, or Aspex, and certain former shareholders of FFG, can resell, under our effective registration statements, a substantial percentage of our issued and outstanding Ordinary Shares and Warrants. The sale of such securities in the public market by our existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and Warrants and could depress the market price of our Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and Warrants. See also “ —Future resales of our Ordinary Shares issued to Fosun and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.”

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

In connection with the Business Combination, Fosun and its affiliates received, among other things, a significant amount of Ordinary Shares. Fosun and its affiliates have certain registration rights with respect to their Ordinary Shares. The previously lock-up arrangement with Fosun and its affiliates has expired. We have filed a registration statement registering for resale of certain of our securities, including Ordinary Shares held by Fosun and its affiliates, which has become effective.

In addition, Fosun may cause its affiliates to sell Ordinary Shares pursuant to Rule 144 under the Securities Act (“Rule 144”), if available. In such event, the resales must meet the criteria and conform to the requirements of that rule, including, waiting until one year after our filing with the SEC of a shell company report on Form 20-F containing Form 10 type information reflecting the Business Combination on December 20, 2022.

Pursuant to our effective resale registration statement or upon satisfaction of the requirements of Rule 144, or another applicable exemption from registration, Fosun and its affiliates may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our Ordinary Shares price or putting significant downward pressure on the price of our securities.

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

The requirements of being a public company may strain our resources and divert our management’s attention.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States. The ability of U.S. authorities to bring actions for violations of U.S. securities laws and regulations against us and our directors and executive officers may be limited and accordingly you may not be afforded the same protection as provided to investors in U.S. domestic companies.

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

The exercise price of our Warrants can fluctuate under certain circumstances which, if triggered can potentially result in material dilution of our then existing shareholders.

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

Certain rights granted to Meritz in the Amended and Restated Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders.

On December 14, 2023, we consummated the Meritz SBSA and Amended and Restated Meritz Relationship Agreement with Meritz. We repurchased from Meritz one Convertible Preference Share and 4,999,999 Ordinary Shares for a price equal to $54.5 million, and Meritz purchased from us 19,050,381 Ordinary Shares (“Subscription Shares”) at an aggregate subscription price of $69.5 million. In connection with the transaction, we granted certain rights to Meritz, which are governed by the Amended and Restated Meritz Relationship Agreement. We entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement. Pursuant to the side letter, we agreed to repurchase from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of $20.0 million. Furthermore, in the event that the coverage ratio is below 150% on any date during the period from April 30, 2024 to August 30, 2024 (both inclusive), within three business days after occurrence of such, we will repurchase from Meritz such number of additional Ordinary Shares at a price that would yield a XIRR of 11.5% on Meritz’s original purchase price, such that immediately after each such share purchase, the coverage ratio will be equal to 200%. Meritz has a right to put all Subscription Shares (“Put Option”) at a predetermined price upon the occurrence of any of the predetermined events set out in the Amended and Restated Meritz Relationship Agreement. The Put Option will lapse if (i) Meritz fails to serve the relevant exercise notice within ninety days after the Put Option is triggered; or (ii) Meritz has not exercised the Put Option by the date that falls ninety days after the third anniversary of the closing.

Our obligations to pay the Put Option price and our indemnity obligations under the Meritz SBSA are secured by a charge over certain shares of Fosun Tourism Group (“FTG”) held by Fosun International, subject to a top up adjustment with (a) subject to Meritz’s consent which will not be unreasonably withheld, additional shares of FTG, (b) subject to Meritz’s consent which will not be unreasonably withheld, our Ordinary Shares, and/or (c) additional cash in US dollars to be charged. In the event that a pre-agreed coverage ratio falls below 150%, upon Meritz’s notice, we are obligated, among other things, provide additional security by either (i) depositing additional cash in US dollars by way of cash account charge in favor of Meritz (the “Cash Top Up”); (ii) (a) subject to Meritz’s consent which will not be unreasonably withheld, procuring Fosun International to grant a charge over additional shares of FTG in favor of Meritz, or (b) subject to Meritz’s consent which will not be unreasonably withheld, procuring Fosun International to grant a charge over our shares in favor of Meritz (each of (a) and (b), “Share Top Up”); (iii) subject to Meritz’s consent which will not be unreasonably withheld, making a combination of Cash Top Up and Share Top Up; in each case so that the coverage ratio increases to no lower than 200%; or (iv) acquiring all Subscription Shares then held by Meritz at certain price (“Top Up Obligations”). Furthermore, Meritz is entitled to fixed underwriting fees in cash payable quarterly during a period of three years following the closing of the transaction. As of the date of this report, our obligations were also secured by certain of our Ordinary Shares pledged by Fosun International pursuant to the top up adjustment. In addition, we agreed to procure Fosun International to pledge certain number of shares of Paref SA to secure our obligations to repurchase Ordinary Shares from Meritz pursuant to the aforementioned side letter.

We have agreed to repurchase a portion of Meritz’s shares pursuant to the aforementioned side letter. In addition, if the coverage ratio falls below 150% or when the Put Option is triggered, we may be required to use a substantial portion of our cash to fulfill our Top Up Obligations, indemnify Meritz for losses incurred, provide cash security and/or purchase all Subscription Shares held by Meritz if Meritz exercises its Put Option. Such payments, in addition to our obligation to pay the underwriting fees, will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes, which may in turn limit our ability to implement our business strategy. There can be no assurance that we will generate sufficient cash flows from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments under the Amended and Restated Meritz Relationship Agreement, and to fund its operations. For details of Meritz’s investment, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

We granted certain registration rights to Meritz with respect to the Ordinary Shares it purchased, and have filed a registration statement registering for resale of these shares. The registration statement has become effective. In addition, if we default on our obligations, Meritz may sell Ordinary Shares pledged by Fosun International. Sale of a substantial amount of our Ordinary Shares by Meritz in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our Ordinary Shares price or putting significant downward pressure on the price of our securities.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

Our management has identified certain material weaknesses in our internal control over financial reporting as of December 31, 2023. Due to these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. For a summary of the material weaknesses identified and the measures that we have taken and are taking to remediate, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. And the remediation measures we take may be time consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. There can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

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

Separately, if, among other things, the current controlling shareholder of Fosun ceases to have control of Fosun or us, Meritz will have the right to put all the Ordinary Shares it holds back to us at a premium, which would negatively impact our liquidity, financial condition and operations. See “—Certain rights granted to Meritz in the Amended and Restated Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement” for further details.

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

We believe that the possibility of Fosun losing control over us in the foreseeable future is remote because: (1) Fosun and its affiliates holds in the aggregate hold approximately 58.7% of our voting power as of the date of this annual report; (2) Fosun has confirmed to us that there is no current commercial intention for Fosun to lose control of us in the foreseeable future; and (3) Fosun has delivered an undertaking to us in which it has undertaken not to take, or permit to be taken, any action that could result in FFG Lucky SAS ceasing to be an affiliate of Fosun or Fosun Industrial Holdings Limited, or any other action that could result in FFG Lucky SAS being obligated under the Lanvin SHA to transfer the relevant equity securities in Arpège SAS to any person who is not us or our subsidiaries. Further, even if Fosun were to cease control of us and, in turn, FFG Lucky SAS, we believe there are valid defenses to the request by the minority shareholders of Arpège SAS that FFG Lucky SAS should transfer the relevant equity securities of Arpège SAS back to Fosun. Nevertheless, we cannot assure you that Arpège SAS will remain as our subsidiary at all times. If the relevant equity securities in Arpège SAS were to be transferred to Fosun or its controlled affiliates other than the Lanvin Group, Lanvin Group will lose a substantial part of its revenue and operations, and we would likely lose all rights to use of the Lanvin name and Lanvin brand. The occurrence of any of the foregoing could result in substantial decline in the trading price of our securities.

We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.

On September 23, 2020, we adopted a restricted share units scheme (“RSU Scheme”) for the issuance of up to 32,129,493 shares for the purpose of recognizing the contribution of participants including our senior management members and consultants to the growth of the then Fosun Fashion Group. As a result of the restricted share units (“RSUs”) granted under the RSU Scheme, we incurred share-based compensation of €2.7 million, €7.4 million and €7.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (“SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited. For more information on the SEBIRs scheme, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We believe the granting of share-based compensation (including the SEBIRs scheme) is of significant importance to our ability to attract and retain key personnel and employees, and as such, we may also grant additional share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our business and results of operations.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to shareholders who are U.S. persons.

If we are, for U.S. federal income tax purposes, a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Ordinary Shares or Public Warrants that is a U.S. Holder (as defined below in the section entitled “Item 10. Additional Information - E. Taxation - United States Federal Income Tax Considerations General”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We do not believe we were a PFIC for our most recently completed taxable year and do not currently expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the end of our taxable year, and our status will depend among other things upon changes in the composition and relative value of our gross receipts and assets. Accordingly, no assurance can be given that we will not be classified as a PFIC in the current year or in any future taxable year. Please see the section entitled “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status” for a more detailed discussion with respect to our PFIC status and consequences for U.S. Holders. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares and Public Warrants.

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

The Sponsor is a “foreign person” pursuant to CFIUS’ rules and regulations. In addition, certain other entities involved in the transaction, including LGHL, Merger Sub 1, Merger Sub 2, Aspex Master Fund (“Aspex”), the PIPE Investors (as defined below) and certain existing shareholders of Lanvin Group, are, or are believed to be, “foreign persons” under such rules and regulations. If CFIUS considers Lanvin Group (or its business in the U.S.) a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions. We do not believe that the Business Combination or the related transactions would be a threat to national security of the United States, or that a mandatory filing with CFIUS is required or a voluntary notice to CFIUS is warranted, for the Business Combination and the related transactions. However, if CFIUS takes a different view, it may order us to divest all or a portion of our U.S. business. In addition, the restrictions on the ability of foreign persons to invest in us or of our ability to invest in U.S. businesses could limit our ability to engage in strategic transactions that could benefit our shareholders, including a change of control of us and our strategic acquisitions and investments, and could also affect the price that an investor may be willing to pay for our securities.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Lanvin Group Holdings Limited (together with our subsidiaries, currently trading as the “Lanvin Group” (formerly as “Fosun Fashion Group”) after the rebranding in October 2021 as discussed below), an exempted company incorporated with limited liability under the laws of the Cayman Islands, is an affiliate of Fosun International (one of Forbes Global 2000 World’s Largest Public Companies on the 2021 list).

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

The alliance partners include ITOCHU Corporation (TSE Stock Code: 8001), a preeminent Japanese trading conglomerate; K11, a global high-end lifestyle brand and manager of luxury shopping malls under New World Development Company Limited (HKSE Stock Code: 0017); Stella International (HKSE Stock Code: 1836), a leading developer and manufacturer of luxury footwear and leather goods; Baozun (NASDAQ: BZUN and HKSE Stock Code: 9991), a leading global e-commerce business partner of global fashion, luxury and other brands in China; Activation Group (HKSE Stock Code: 9919), a leading interactive data performance marketing group for fashion and luxury brands in Greater China, Neo-Concept Group, a leading apparel manufacturer with over thirty years of experience focusing on innovative and sustainable textiles and fashion; and Handsome Corporation (KRX Stock Code: 020000), a South Korea-headquartered fashion retailer affiliated with South Korean retail conglomerate Hyundai Department Store Group.

In October 2021, we announced our rebranding from Fosun Fashion Group to Lanvin Group. The rebranding to Lanvin Group exemplifies our clear vision to build a global portfolio of iconic luxury fashion brands as we embark on a new phase of growth. Behind the decision to rebrand as Lanvin Group lies a strong belief that the spirit and ethos of Jeanne Lanvin when she started her business—entrepreneurship, creativity, openness and flair for life—which have helped build Lanvin over the past 133 years, remain as strong as ever and will be core to our continued success as we enter the next phase of our global development. The rebranding to Lanvin Group did not entail a change in Fosun Fashion Group’s legal name, which remains Fosun Fashion Group (Cayman) Limited.

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

Milestone Events

Below are our milestone events:

April 2013	•	First investment in a minority stake of St. John by Fosun Group

September 2013	•	First investment in a minority stake of Caruso by Fosun Group

February 2018	•	Incorporation of Fosun Fashion Group (Cayman) Limited

April 2018	•	Acquisition of a majority stake in Lanvin by Fosun Group

May 2018	•	Acquisition of a majority stake in Wolford by Fosun Group

May 2019	•	Acquisition of a majority stake in Wolford by Fosun Fashion Group

September 2019	•	Acquisition of the majority stakes in Lanvin, St. John and Caruso by Fosun Fashion Group

October 2019	•	Closing of Series A capital round

October 2020	•	Closing of Series A+ capital round

May 2021	•	Closing of Series B capital round

July 2021	•	Acquisition of a majority stake in Sergio Rossi by Fosun Fashion Group

September 2021	•	Closing of Series B+ capital round

October 2021	•	Official rebranding from Fosun Fashion Group to Lanvin Group

December 2022	•	Completed the Business Combination and Listed on the NYSE

Principal Offices

Our principal executive office is at 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District, Shanghai, 200001, China and our telephone number is +86 (021) 6315 3873. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive office set forth above.

Our website is https://lavvin-group.com. The information contained in, or accessible through, our website does not constitute a part of this annual report.

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

Our goal is to build a leading global luxury group with unparalleled access to Asia, and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the apparel products are manufactured and delivered to our customers. In 2023, 2022 and 2021, we recorded revenues of €426,178 thousand, €422,312 thousand and €308,822 thousand, respectively, loss for the year of €146,253 thousand, €239,751 thousand and €76,452 thousand, respectively and adjusted EBITDA (non-IFRS measure) of €(64,173) thousand, €(71,958) thousand and €(58,945) thousand, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

Our products are sold through an extensive network of around 1,100 points of sale (“POSs”), including approximately 279 directly operated retail stores (across our five portfolio brands) as of December 31, 2023. We distribute our products worldwide via our retail and outlet stores, our wholesale customers and e-commerce platforms. Taking into account our DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 80 countries.

The following table sets forth a breakdown of our revenues by geographic areas for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
EMEA(1)	201,871	205,715	148,197	(3,844)	(1.9)%	57,518	38.8%
North America(2)	147,310	145,519	106,701	1,791	1.2%	38,818	36.4%
Greater China(3)	53,188	48,876	42,518	4,312	8.8%	6,358	15.0%
Other Asia(4)	23,809	22,202	11,406	1,607	7.2%	10,796	94.7%

Total Revenues	426,178	422,312	308,822	3,866	0.9%	113,490	36.7%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
DTC	247,013	247,460	186,813	(447)	(0.2)%	60,647	32.5%
Wholesale	161,516	164,359	116,417	(2,843)	(1.7)%	47,942	41.2%
Other (1)	17,649	10,493	5,592	7,156	68.2%	4,901	87.6%

Total Revenues	426,178	422,312	308,822	3,866	0.9%	113,490	36.7%

(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by brand for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
Lanvin	111,740	119,847	72,872	(8,107)	(6.8)%	46,975	64.5%
Wolford	126,280	125,514	109,332	766	0.6%	16,182	14.8%
St. John	90,398	85,884	73,094	4,514	5.3%	12,790	17.5%
Sergio Rossi(1)	59,518	61,929	28,737	(2,411)	(3.9)%	33,192	115.5%
Caruso	40,011	30,819	24,695	9,192	29.8%	6,124	24.8%
Other and holding companies(2)	10,545	10,947	6,968	(402)	(3.7)%	3,979	57.1%
Eliminations and unallocated	(12,314)	(12,628)	(6,876)	314	(2.5)%	(5,752)	83.7%

Total	426,178	422,312	308,822	3,866	0.9%	113,490	36.7%

(1)	Sergio Rossi was acquired by the Lanvin Group in July 2021, and was consolidated into Lanvin Group’s consolidated financial statements starting from the acquisition date.
(2)

Revenues from other and holding companies mainly refer to the intra–group sales, which have been eliminated for the consolidated results. It mainly includes the brand management fees charged from portfolio brands to Lanvin Group holding company.

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

For the years ended December 31, 2023, 2022 and 2021, Lanvin generated revenues of €111,740 thousand, €119,847 thousand and €72,872 thousand, respectively, representing 26.2%, 28.4% and 23.6% of revenues.

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

Wolford’s business model covers the entire value chain - from sourcing of materials through suppliers, design and product development to global omnichannel distribution including proprietary boutiques. That makes Wolford highly autonomous and enables it to react quickly to the latest fashion trends. Wolford is supported by external partners and selected suppliers in legwear, ready-to-wear and lingerie sectors. Tasks relating to product development are centralized at Wolford’s headquarters in Bregenz, Austria while tasks of creative design and marketing are in Milan, Italy.

For the years ended December 31, 2023, 2022 and 2021, Wolford generated revenues of €126,280 thousand, €125,514 thousand and €109,332 thousand, respectively, representing 29.6%, 29.7% and 35.4% of our revenues.

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

Legwear. Wolford is widely recognized for its luxury legwear, including stockings, socks and leggings. Wolford started out in 1950 as a producer of pure silk and rayon stockings on Lake Constance. In 1954, Wolford proudly presented its first seamless nylon stockings to start its compelling story of utmost comfort and finest quality. In 1977, Wolford launched the first transparent support stocking called Miss Wolford. The transparent and glistening tights - Satin Touch - was born and has since become a bestseller in its product category. Besides Satin Touch, Wolford has created a lot of timeless classics of legwear products such as Fatal Tights, Pure 50 Tights and Pure 10 Tights. In 2020, Wolford launched the W line to capture the trend of athleisure. The first W line collection involved collaboration with Adidas and saw strong sales performance, Always open to creative ideas, Wolford has repeatedly worked together with prestigious designers in legwear, including Vivienne Westwood, Vetements and Amina Muaddi.

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

We completed the acquisition of a majority stake in Sergio Rossi in July 2021. For the years ended December 31, 2023, 2022 and 2021, Sergio Rossi generated revenues of €59,518 thousand, €61,929 thousand and €28,737 thousand (from the acquisition date to December 31, 2021), respectively, representing 14.0%, 14.7% and 9.3% of our revenues.

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

For the years ended December 31, 2023, 2022 and 2021, St. John generated revenues of €90,398 thousand, €85,884 thousand and €73,094 thousand, respectively, representing 21.2%, 20.3% and 23.7% of our revenues.

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

St. John’s products are categorized into Collection, Evening, and Accessories:

Collection. Seasonal pieces offered in varying fabrics, colors, and silhouettes, including outerwear, dresses, suiting, knits, and bottoms. The collection is designed to create a sophisticated, elegant, and versatile wardrobe for the client’s signature sense of style, reflecting season- specific considerations, trends, and palettes.

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

For the years ended December 31, 2023, 2022 and 2021, Caruso generated revenues of €40,011 thousand, €30,819 thousand and €24,695 thousand, respectively, representing 9.4%, 7.3% and 8.0% of our revenues.

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

At Wolford, when developing a new collection, product management, the design team, and product development all work hand-in-hand. Product management analyzes trends, colors and shapes and identifies the products that will be in demand in the market—these findings then form the basis for the work performed by the design team. The close cooperation between design and product development in-turn results in a stream of new products, often based on new production methods, such as 3D printing or the adhesive technology developed by Wolford and now patented, “Pure Tights,” the world’s first glued tights. Product and merchandise management also handles demand planning for the retail areas of proprietary boutiques and for wholesale customers. This department determines which articles have to be produced in which sizes and colors and for which retail areas. It also controls the flow of goods from the warehouse to retail areas.

At Sergio Rossi, each new collection is created by the design teams working in strong coordination with the merchandising team, allowing for a continuous cross-pollination of ideas and proposals. The new collections are therefore created by the designers and stylists considering market analysis and seasonal fashion trends. The brand and merchandising teams of Sergio Rossi are supported by a unique expert team of product developers, who also work in close cooperation with the modelers of the supply chain team, for a total of approximately 35 people involved in this production stage. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, and allow the design and merchandising team to fine-tune the prototypes and the internal supply chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. Modeling and prototyping are completed entirely in-house and the design, brand, merchandising and supply chain teams closely cooperate and share information and suggestions with each other to ensure that the products are manufactured on time and consistent with the delivery plans for our collections. From the launch of “The Living Heritage Project” (a passionate and intensive internal project of Sergio Rossi, which allowed for the creation of a physical historic archive, a digital platform dedicated to product history and brand’s image, and an exhibition space showing the brand history) in January 2017, thousands of vintage models arriving from all over the world have been purchased, restored and digitally filed. Simultaneously, more than 14,000 documents—drawings, look books, advertising and editorial images—have been recovered and digitized. This is an incredible asset, creating the opportunity to link the amazing ideas of the past with future design development.

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

Procurement

All of our portfolio brands except for Lanvin have vertically-integrated manufacturing facilities, which can fulfill most of their production needs, providing stability and flexibility in our supply chain capabilities. In addition, all of these four brands have relatively stable and long-term relationships with their key raw material suppliers (with generally over 10 years of relationship with the top 10 suppliers in terms of expenditure in 2023). We have over 600 raw material suppliers in total (although sourcing activities are separately carried out for each portfolio brand). To date, none of our portfolio brands sources raw materials from suppliers based in Russia or Ukraine, and accordingly our supply chain has not been exposed to any material risks in light of the ongoing conflict between Russia and Ukraine.

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

Wolford’s procurement consists of mostly raw materials but also includes other items such as accessories. In 2023, Wolford’s supply base included 85 material suppliers, of which approximately 25 suppliers supply yarn for the internal knitting production, and approximately 21 suppliers supply fabrics, and approximately 39 suppliers supply accessories such as zippers, buttons or elastic bands. A majority of the aforementioned suppliers are located in Europe (approximately 88%) including Austria, Italy, Germany, Switzerland, France and other countries in Europe, while the remaining are located in Japan, South Korea, Peru and others. All raw materials procured by Wolford are stored at its headquarters in Bregenz for subsequent production and assembly or in our production plant in Slovenia. Finished products are stored in three warehouses—at the central warehouse in Germany, which also supplies the online business in Europe, and two other warehouses in the U.S. and China. The warehouse in the U.S. supplies the online business for the American market, while the warehouse in China supplies Asia.

Sergio Rossi’s overall procurement volumes comprise purchase of raw materials (leather, plateaus, soles, insoles and heels); other raw materials like ancillary components (glues and solvents) and packaging; finished products (related to external production of finished products); and services (outsourced manufacturing). Sergio Rossi enjoys long-term relationship with its key suppliers. For the year ended December 31, 2023, Sergio Rossi sourced raw materials and finished goods from approximately 147 suppliers, of which around 136 provided raw materials and around 11 provided finished goods. In 2023, the top 10 suppliers of Sergio Rossi accounted for around 55% of annual purchase and the 96% of the procurement of raw materials, products and service came from Italian suppliers, while the remaining 4% came from other countries in the European area. Sergio Rossi has two warehouses, storing most of the raw materials, components including bottoms, leather and accessories, and prototypes. Depending on the categories of products and other factors such as production lead time, production costs, quantity and availability of the relevant know-how, the outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. When using the façon manufacturing model, Sergio Rossi only outsources to external manufacturers the confection and assembly stages (including part of the cutting, stitching and component), while Sergio Rossi remains responsible for providing the designs, product specifications, raw materials and coordinating the entire production process throughout the various stages. Conversely, in the full package manufacturing model, Sergio Rossi outsources to external manufacturers the entire production process (excluding design and specifications), including the procurement of raw materials, coordination of the various production stages including the most crucial part of assembly, final packaging and quality control. The full package manufacturing model is employed for selected products, such as sneakers and espadrilles; the quality control is always direct responsibility.

St. John produces 10% of its products in a company-owned factory in Baja, Mexico. Additional products are made via third-party contractors to support a wide array of knit and woven garments from the U.S., Portugal, India and China. St. John sources a wide variety of raw materials and trimmings through a vast network of trusted suppliers. In 2023, St. John had maintained relationships with 168 reputable raw material suppliers and 35 garment manufacturers. 84% of the materials are yarns and fabrics, sourced primarily in Europe, and the remaining 16% are items such as trimmings and hardware. The top 10 suppliers comprise 43.6% of St. John’s yearly spend. With regard to the network of external contractors, 31 are “full package,” whereby they are responsible for the entire manufacturing process, including the purchase of raw materials as specified by the St. John purchasing team from the nominated suppliers. The remaining four contractors are “ façon,” responsible for the garment construction and execution, with the raw materials supplied by St. John. St John’s leather products are mainly sourced from Italy. Regardless of the model, all St. John’s outsourced products are closely managed with stringent quality control.

Caruso’s supplier base consisted of approximately 202 suppliers in 2023, around 72% of which are located in Italy. 10 of the 202 suppliers accounted for 50% of all purchases in 2023. The main raw material suppliers are from Northern Italy and provide supplies mostly in natural materials (wool, cashmere and cotton). Caruso adopts systematic procurement processes: the first process is in relation to raw materials, to which such purchase is generated by needs based on customers’ orders, and the second is through a buying request for all other purchase requirements, an official request is made, which is approved by the area manager before processed. For outsourcing production. depending on product categories and other factors such as production time, production costs, quantity, and the ready availability of related know-how, outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. Caruso typically uses the façon production model for its formal garments (such as suits, jackets, blazers, coats, vests and pants, shirts and outerwear). The full-package production model is used for selected Caruso-branded products, such as leisurewear, knitwear, ties and scarves, as well as leather goods.

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

Having started out in 1950 as a producer of pure silk and rayon stockings on Lake Constance, Wolford is now the go-to legwear and bodywear brand for many women worldwide. This success is based on a round-knitting technology specially developed and constantly refined by Wolford, as well as on its workmanship and quality checks. In combination with the finest yarns, this technology creates the specific comfort and product quality underlying the Wolford brand and its reputation. All products are made in Europe: the tights and bodies are produced in Bregenz on around 220 individually customized round-knitting machines operated in premises with optimized climatic conditions. Alongside the research and development department, Wolford’s headquarters is also home to a doubling mill, steaming facility, dyeing room, and molding workshop, as well as a proprietary color laboratory. The finishing and packaging of products take place in Murska Sobota, Slovenia, where textile manufacturing has a long tradition. In the areas of wrap-knitting, whole garment and intimate apparel, we also source from third-party finished goods suppliers, which are located in Italy, Turkey, Slovenia, Croatia and China.

Within the factory located in San Mauro Pascoli, Sergio Rossi is able to carry out all of the activities of shoe production from style and product development to production and logistics in-house, ensuring high flexibility, quality control and quick lead time on an innovative bulk production basis. The San Mauro Pascoli production plant, which was inaugurated in 2003, today counts a total of 55,600 square-meters: 12,000 square-meters of production and warehouse area and a 4,000 square-meter building housing the offices, the pattern and prototype departments. San Mauro’s industrial platform can develop, industrialize and produce all types of women’s and men’s luxury footwear, from flat styles to high heels. Since January 1, 2020, 100% of Sergio Rossi’s electricity purchase is from renewable source plants. In 2020, a photovoltaic system supplied approximately 20% of the electricity for Sergio Rossi’s San Mauro Pascoli plant and additionally Eon is supplying the green sustainable electricity for the Milan headquarters, the factory in San Mauro Pascoli and all stores in Italy in line with Sergio Rossi’s sustainability efforts implemented since 2016.

St. John is widely recognized for its knit and tweed techniques, refined and evolved over six decades. We carefully manage our production, operations, and value chain, keeping production know-how and industrial capabilities internal for certain categories, while relying on a selected network of external suppliers in Europe, China and other locations for other needs. Our sourcing team is committed to carefully selecting all of our suppliers and managing the supply relationships. In determining whether to manufacture our products, we consider a number of factors such as the source of the materials, product quality, lead time and service levels, safety, and overall cost efficiency.

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

Wolford’s logistics is outsourced to a third-party logistics vendor with the central warehouse located in Munich, Germany, which has started its operations for Wolford in March 2024 after operations had been moved from a party-party service provider in Northern Germany to the new one in Southern Germany. In addition to this warehouse, Wolford has two other warehouses, one in the United States and one in China. With respect to the shipment of products, third-party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

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

St. John ships all finished goods products through a centralized distribution center in Irvine, California. The logistics department also manages e-commerce shipments and returns, as well as drop-ship orders from wholesale partners. With respect to the shipment of products, St. John’s logistics team partners with third-party transportation companies to transport goods by road, air or sea, based on factors such as distance to destination, urgency of the shipment, or adherence to partner routing guides.

The logistics department of Caruso, located in the Soragna plant, deals with the management and distribution of finished products as well as the preparation of the documentation necessary to proceed with shipments. Warehouse and inventory management is entrusted to the logistics department. The distribution of finished products in all regions of Italy is primarily entrusted to the external suppliers. The distribution of finished products in all regions of Europe, USA and China is entrusted to the external suppliers.

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

Lanvin presents its seasonal collections in Paris during the Spring/Summer and Fall/Winter fashion weeks through elegant and elevated fashion shows, each carrying a particular creative theme as a tribute to the house’s identity, updated for today’s world. These shows play a significant role in demonstrating the brand’s luxury positioning as one of the oldest French couture houses still in operation, while revealing the conceptual direction of the newest season. They also help generate significant coverage on both editorial and digital publications and attract presence and participations of celebrities, culture influencers and VIPs around the world. The fashion show was also moved online for Fall/Winter 2021 and to Shanghai, China for Spring/Summer 2021 at the well-known Chinese architectural site Yu Garden to capture the new wave of digital audience and create strong local buzz in the brand’s key strategic markets.

Lanvin has partnered with the most prominent stylists, photographers, artists and celebrities in creating its global campaigns and projects. Over the course of 2023, Lanvin continues to pursue the reestablishment of what the founder Jeanne Lanvin called “le chic ultime.” The house announced a new series of brand campaign titled “Character Studies: Modern Heroes and photographed by Steven Meisel, intimate portraits of four male personalities revealed the characteristics of a newly imagined Lanvin protagonist.

To honor the spirit of Jeanne Lanvin, the house has created Lanvin Lab, a space dedicated to projects which take the form of collaborative collections and complement the seasonal ones. For its first edition, Lanvin Lab has invited acclaimed Grammy-winning artist Future to design a collection.

The new Lanvin has been seen on Beyoncé, Elle Fanning, Claire Danes, Andrew Garfield, Drake, Andrew Scott, Amelia Gray, Rita Ora, Sienna Miller and among many other celebrities and individuals of influence. Lanvin also places strong emphasis on creating local content and events to address different audiences and consumer appetites in key markets including Europe, U.S. and Greater China.

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

We distribute and sell our products in around 80 countries worldwide through a well-established omni-channel network comprised of our DTC (including e-commerce), and wholesale distribution channels. We are harnessing the power of technology to reinforce our customer database and CRM strategies, in order to quickly react to the evolving demands of today’s consumers.

On top of the brands’ own digital channels, we have also established a North America Digital Platform to amplify the luxury online shopping experience and operational efficiency for our brands in the North American markets.

Lanvin

For the year ended December 31, 2023, approximately 49.5% of our revenues from Lanvin were generated through our DTC channel including both retail DTC channel and e-commerce DTC channel, approximately 35.7% was generated through the points of sale operated by our wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2023, Lanvin operated 36 DOSs, of which 18 were in Greater China, 7 were in EMEA, 10 were in North America and 1 was in Other Asia. The latest store openings up to December 31, 2023 include Serravalle (Milan), Bal Harbour (US), Cabazon (US), Sawgrass (US), and Shenzhen Mixc (China). The DTC channel is distributed throughout the main markets in which Lanvin operates. These main markets help Lanvin focus on maintaining a presence in prestigious and strategic locations.

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

The DTC channel also includes an e-commerce shop operated directly through the website www.lanvin.com, outlets and other e- commerce platforms through which Lanvin sells directly to customers (such as TMall, JD.com, Farfetch and WeChat) and whose sales systems are integrated with Lanvin’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2023, the wholesale distribution network included 283 points of sale operated by wholesale customers and franchisees, of which 20 were in APAC, 218 were in EMEA, 45 were in North America and five were in other regions. For the year ended December 31, 2023, the wholesale channel generated revenues representing 35.7% of revenues from Lanvin.

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

Wolford

For the year ended December 31, 2023, approximately 69.2% of revenues from Wolford were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 30.1% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2023, Wolford operated 150 DOSs worldwide covering more than 45 countries, of which 10 were in APAC, 116 were in EMEA and 24 were in North America. These DOSs include boutiques, outlets, concession shop-in-shops and pop-up stores.

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

The DTC channel also includes an e-commerce shop operated directly through the website www.wolfordshop.com and other e- commerce platforms through which Wolford sells directly to customers (such as TMall, Farfetch and WeChat) and whose sales systems are integrated with Wolford’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2023, the wholesale distribution network included 51 boutiques by Wolford’s partners. Wolford also sells products via approximately 1,800 wholesale partners, such as department stores and specialist retail stores. For the year ended December 31, 2023, the wholesale channel generated revenues representing 30.1% of revenues from Wolford.

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

Sergio Rossi

For the year ended December 31, 2023, approximately 55.4% of revenues from Sergio Rossi were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 44.6% were generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores and third-party production activity.

DTC Channel

As of December 31, 2023, Sergio Rossi operated 48 DOSs, of which 36 were in APAC and 12 were in EMEA. For the year ended December 31, 2023, the DTC channel generated revenues representing 55.4% of our revenues from Sergio Rossi. The DTC channel is distributed throughout the main markets in which Sergio Rossi operates. Sergio Rossi focuses on maintaining a presence in prestigious and strategic locations.

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

Wholesale Channel and Third Parties Production

As of December 31, 2023, the wholesale distribution network included over 241 points of sale operated by wholesale customers and franchisees, of which 51 were in APAC, 175 were in EMEA and 15 were in North America.

For the year ended December 31, 2023, the wholesale channel and third parties production activity generated revenues representing 44.6% of revenues from Sergio Rossi.

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

St John

For the year ended December 31, 2023, approximately 78.5% of revenues from St. John were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 21.2% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2023, St. John operated 45 DOSs, of which 9 were in APAC and 36 were in North America. The DTC channel is distributed throughout the main markets in which St. John operates. St. John focuses on maintaining a presence in prestigious and strategic locations.

The DTC channel also includes an e-commerce shop operated directly through the website www.stjohnknits.com, outlets, and other e-commerce platforms through which St. John sells directly to customers (e.g., Farfetch) and whose sales systems are integrated with St. John’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2023, the wholesale distribution network included over 60 points of sale operated by wholesale customers and franchisees, of which 9 were in APAC, 12 were in EMEA and 41 were in North America. For the year ended December 31, 2023, the wholesale channel generated revenues representing 21.2% of revenues from St. John. As with the DTC channel, St. John carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Caruso

For the year ended December 31, 2023, revenues from Caruso were generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

Wholesale Channel and Third Parties Production

As of December 31, 2023, the wholesale distribution network included over 183 points of sale operated by wholesale customers and franchisees, of which 27 were in APAC, 145 were in EMEA and 11 were in North America.

Third parties production (or the so called B2B channel), helps Caruso deal with all aspects of luxury menswear projects for top maisons around the world including materials R&D, pattern and prototype development, sample production (also for fashion shows), and mainly ready-to-wear and made-to-measure production, most of the time in the proprietary production facilities in Soragna. Main clients include well-known luxury brands from some of the largest groups in the industry.

Intellectual Property

As of the date of this annual report, and with an overall trademark portfolio including more than 1,000 registrations, the principal owned trademarks or trade names that we use in the business of our portfolio brands business are “Lanvin”, “Wolford,” “Sergio Rossi” and “ St. John,” which we have registered in all of the countries in which we operate and jurisdictions of which our branded products are offered (i.e. all POSs operated by third parties), either in the logo version and in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs. In the case of Caruso, the marks “Caruso 1 Raffaele Caruso” have been registered in all the countries that we operate (except for Iceland). We have also registered certain other marks used in our products and in our main marketing projects. Additionally, we have a portfolio of domain names, including (i) registrations in most the countries in which we operate and in the case of Sergio Rossi and Wolford, jurisdictions of which our branded products are offered (and in the case of St. John, with a primary focus on .com domain names), (ii) some variations of the trademarks, and (iii) early and basic protection for our main business and marketing projects.

Besides trademarks, we invest significant resources in protecting other aspects of our brands’ uniqueness. With more than 22,000 designs (both registered and unregistered) and more than 22,000 copyrights (both registered and unregistered), every season we select the most relevant and original products, patterns and, to the extent necessary, protect our rights, labels, and take action to protect their design and defend them against counterfeiting.

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

Employees

As of December 31, 2023, 2022 and 2021, respectively, we had the following number of employees, categorized by brand and geographic locations as set forth in the tables below.

	As of December 31,
	2023	2022	2021
Lanvin Group	62	71	30
Lanvin	384	380	311
Wolford	952	1,321	1,081
Sergio Rossi	423	462	440
St. John	357	818	1,114
Caruso	459	435	416

Total	2,637	3,487	3,392

	As of December 31,
	2023	2022	2021
EMEA	2,075	2,062	1,867
North America	136	941	1,124
Greater China	363	407	337
Japan	63	77	64

Total	2,637	3,487	3,392

(1)	In July 2021, we acquired 100% equity interest in Sergio Rossi S.p.A.

Historically, we have had good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. In the past, we have not experienced any material job action or labor stoppage that has had a material impact on our business.

Our production was suspended at our manufacturing and logistics facilities and our stores were temporarily closed in response to the COVID-19 pandemic in 2020. By 2021, a majority of our manufacturing and logistics facilities and stores had re-opened and most of our furloughed employees had returned to work. Consequently, our headcounts gradually increased from 2021 to 2022 at each brand level except for St. John, which reduced its workforce in 2022 in order to de-layer organization, increase efficiency and facilitate accountability. Our headcounts decreased from 2022 to 2023, reflecting the implementation of the agile labor model in offline business, the promotion of online business and optimized manufacturing capacities.

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

Lanvin, as a high fashion luxury brand, invested significantly in creative design and new product development. In recent years, Lanvin’s creative studio team made great efforts in studying the colors, characteristics, patterns of Jeanne Lanvin’s creative archives and interpreting them in a much more modern way, like the Pencil cat bag collection as an example. Lanvin also created two popular styles of sneakers - Bumper and Curb, which earned American NBA players, celebrities and street footwear fans’ recognition.

Innovation is at the heart of Wolford’s product development and is part of Wolford’s DNA. One core R&D topic at Wolford is the project working to develop recyclable products (Cradle to Cradle®) within the “Smart Textiles” sector network. In 2020, Wolford launched “Aurora 70 Tights,” the first technically recyclable tights, in the market and continue to work on developing further recyclable tights. Wolford also supplemented its bestselling “Fatal Dress” with a recyclable alternative - “Aurora Tube Dress”. Wolford reached key milestones enabling it to produce 50% of its existing products in line with the C2C concept by 2025. Wolford’s use of 3D printing, an area in which the company is playing a pioneering role, is also proving highly successful.

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

Location	Use	Approximate Square Meters
Via Stradone 600, San Mauro Pascoli, Italy	Factory, storage and offices	55,600
Nemčavci 78, 9000 Murska Sobota, Slovenia	Factory	27,145
No.9891, Pacifico Boulevard, Pacifico Industrial Park Tijuana B.C. Mexico Z.C. 22643	Factory	32,843

The total carrying value of our property, plant and equipment as of December 31, 2023 was €43,731 thousand.

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

Lanvin Dispute

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between FIH and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.à.r.l and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 4.73% of the equity securities in Arpège SAS.

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

We have sought preliminary legal advice and believe we have strong legal defense to the foregoing allegations. No formal legal proceedings have been brought by the minority shareholders to date. Any such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurance that we will prevail in any legal proceeding that may be brought by the minority shareholders or that we will be able to settle these allegations on a timely basis or on terms that are acceptable to us, or at all. Accordingly, we might have to cease our use, at the group holding company level, of the “Lanvin” brand name, and change to another name (or revert to our previous name as Fosun Fashion Group) should we not prevail or settle these allegations. However, we do not expect that, even if we do not prevail or settle these allegations, the continued use of the Lanvin name by Arpège SAS and its subsidiaries, which constitute our Lanvin brand portfolio, will be affected.

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

Cantor Dispute

In 2023, Cantor Fitzgerald & Co. (“Cantor”) filed an action against us, as well as Fosun Fashion Group (Cayman) Limited and Primavera Capital Acquisition Corporation, in the Supreme Court of the State of New York, County of New York (Index No. 650028/2023), alleging breach of a financial advisor agreement and a private placement agreement (the “Complaint”). The Complaint seeks damages of approximately $5.18 million, plus interest and attorneys’ fees. We (along with the other defendants) filed an answer to the Complaint in which it asserted numerous defenses to Cantor’s claims. The parties have been engaged in fact discovery, which is almost complete as of the date of the report.

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

(1)

Includes a total of four other wholly-owned subsidiaries incorporated in the PRC: (i) Shanghai Fulang Brand Management (Group) Co., Ltd., (ii) Fosun Fashion (Hainan) Industry Development Co., Ltd. (iii) Fosun Fashion (Shanghai) Consulting Management Co., Ltd., and (iv) Fulang (Zhuhai Hengqin) Fashion Industry Development Co., Ltd., and LANV FASHION PTE. LTD., a wholly-owned subsidiary incorporated in Singapore. Shanghai Fulang Brand Management (Group) Co., Ltd. holds 60% equity interest in Lanvin Group Fabric Development Technology (Haining) Co., Ltd., a company incorporated in the PRC.

(2)

Includes a total of six wholly-owned subsidiaries: (i) Sergio Rossi Hong Kong Limited, a company incorporated in Hong Kong, (ii) Sergio Rossi Japan Limited, a company incorporated in Japan, (iii) Sergio Rossi UK Limited, a company incorporated in United Kingdom, (iv) Sergio Rossi USA Inc., a company incorporated in the U.S., (v) Sergio Rossi Retail s.r.1., a company incorporated in Italy and (vi) Sergio Rossi Deutschland GmbH, a company incorporated in Germany. Sergio Rossi Shanghai Trading Limited, a company incorporated in the PRC, is a wholly-owned subsidiary of Sergio Rossi Hong Kong Limited.

(3)

Includes a total of 13 wholly-owned subsidiaries: (i) Wolford Deutschland GmbH, a company incorporated in Germany, (ii) Wolford (Schweiz) AG, a company incorporated in Switzerland, (iii) Wolford London Ltd. (UK), a company incorporated in United Kingdom, (iv) Wolford Paris S.A.R.L., a company incorporated in France, (v) Wolford Italia S.r.1., a company incorporated in Italy, (vi) Wolford Espana S.L., a company incorporated in Spain, (vii) Wolford Scandinavia ApS, a company incorporated in Denmark, (viii) Wolford America, Inc., a company incorporated in the U.S., (ix) Wolford Nederland B.V., a company incorporated in Netherlands, (x) Wolford Canada Inc., a company incorporated in Canada, (xi) Wolford Asia Limited, a company incorporated in Hong Kong, (xii) Wolford Belgium N.V., a company incorporated in Belgium, and (xiii) Wolford (Shanghai) Trading Co., Ltd., a company incorporated in the PRC. Wolford Berangere, a company incorporated in France, is a wholly-owned subsidiary of Wolford Paris S.A.R.L.

(4)

Includes a total of seven wholly-owned subsidiaries incorporated in the U.S.: (i) L1 Bal Harbour LLC, (ii) L2 Crystals LLC, (iii) L3 Madison LLC, (iv) L4 Rodeo Drive LLC, (v) L5 US ECOM LLC, (vi) L6 MADISON, LLC, and (vii) L8 South Coast Plaza LLC.

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

Our goal is to build a leading global luxury group with unparalleled access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers in 2023, 2022 and 2021, we recorded revenues of €426.2 million, €422.3 million and €308.8 million, respectively, loss for the year of €146.3 million, €239.8 million and €76.5 million, respectively, and adjusted EBITDA (non-IFRS measure) of €(64.2) million, €(72.0) million and €(58.9) million, respectively. See “—non-IFRS Financial Measures.”

We operate a combination of direct-to-consumer or DTC, and wholesale channels worldwide through our extensive network of around 1,100 points of sale, or POSs, including 279 directly operated retail stores (across our five portfolio brands) as of December 31, 2023. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in around 80 countries.

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

Identifying new strategic investment and partnerships that complement our luxury fashion ecosystem

We will continue to seek partners and investments in high-quality assets in diverse markets and product categories that can flourish within our luxury fashion ecosystem. We currently have a strong group of strategic partners that support our brands in production, distribution and sourcing. We plan to find additional strategic partners to further expand our footprint as well as improve our supply chain. Additionally, while our investment focus remains on high-end brands with rich heritage and fine craftsmanship, we have a long-term plan to launch an incubator fund dedicated to minority investments in fast-growing companies with strengths in creativity, supply chain and e-commerce. We believe these will be important future partners who will further help drive the growth of our business and broaden our ecosystem.

Impact of the COVID-19 pandemic and similar health epidemics

Our operations have been affected by the outbreaks of COVID-19. We have undertaken measures to mitigate the impact of the COVID-19 pandemic and to secure our liquidity and financial position, including: (i) expansion of online business and utilization of omnichannel business models (such as livestreaming to boost online product sales); (ii) negotiation with landlords on rental costs; (iii) implementation of cost-saving measures at the headquarters, factories and stores; (iv) accessing government support measures; (v) (in the case of Sergio Rossi) increasing OEM orders for other luxury shoe brands; and (vi) expansion of the retail business generally in less impacted regions. The COVID-19 pandemic has also caused significant disruption to the global economy, consumer spending and behavior, tourism, supply chains and financial markets, leading to a global economic slowdown and a severe recession in several of the markets in which we operate. Although the COVID-19 related restrictions have generally been lifted across the markets in which we operate, our business operations may continue to experience impacts from a resurgence of COVID-19 pandemic or similar health epidemics or pandemics. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which has had and may continue to have a material adverse impact on our business, financial condition and results of operations.”

“Back-to-office” and reopening trends in the fashion industry post-COVID-19 pandemic

The world saw a significant recovery as a result of back-to-office measures implemented by businesses in 2022, which has had a particularly positive impact on our brands with the increased demand of formal wear and office wear. With our focus on heritage and elegance, our five brands have a large concentration in office wear and formal wear, including footwear and accessories, therefore each brand has had the opportunity to benefit from reopening fashion trends.

Fluctuations in exchange rates

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

	Exchange rate at December 31, 2023	2023 Average Exchange rate	Exchange rate at December 31, 2022	2022 Average Exchange rate	Exchange rate December 31, 2021	2021 Average Exchange rate
U.S. Dollar	1.1096	1.0841	1.0658	1.0521	1.1324	1.1835
Chinese Renminbi	7.8592	7.6352	7.4229	7.0714	7.2197	7.6372
Hong Kong Dollar	8.6727	8.4863	8.3095	8.2390	8.8304	9.1986
British Pound	0.8693	0.8694	0.8843	0.8519	0.8389	0.8603
Japanese Yen	156.5266	151.4929	141.7666	137.7370	130.2725	129.8404

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

	As of December 31,
	2023		2022		2021
	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%
U.S. Dollar	(12,046)	12,046	(7,610)	7,610	(5,418)	5,418
Chinese Renminbi	72	(72)	138	(138)	180	(180)
Hong Kong Dollar	(256)	256	1	(1)	123	(123)
British Pound	136	(136)	108	(108)	78	(78)

Japanese Yen	(1,094)	1,094	148	(148)	N.A.	N.A.

Total	(13,188)	13,188	(7,215)	7,215	(5,037)	5,037

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

Global political events and other disruptions

Global political developments, social and geopolitical sources of unrest, export restrictions, sanctions, tariffs, trade barriers, natural disasters, travel restrictions imposed by governments (such as those relating to the COVID-19 pandemic) and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on our business, financial position, results of operations and cash flows. Although (i) the conflict in Ukraine and the resulting U.S. and European Union sanctions on Russia and (ii) the instability in the Middle East manifested through regional power struggles have had minimal impact to our business so far, further spread or extension of the conflict may result in lower sales for our EMEA business due to reduced tourism spending and negative consumer sentiment.

Seasonality

The luxury apparel market in which we operate is subject to seasonal fluctuations in sales. Our sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection. With regards to retail sales at our DOSs and e-commerce channels, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season and in January and February, in correspondence of the Chinese New Year celebrations. However, several events may affect retail sales, including adverse weather conditions or other macroeconomic and external events.

Operating costs, in contrast, do not generally experience significant seasonal fluctuations, except for certain increases in the months of November and December due to the variable costs associated with sales commissions and leases.

We expect such seasonal trends to continue.

Inflation

In 2021 and 2022, we have seen significant inflationary pressure from higher logistics costs for shipping of both raw materials and finished goods. Inflation has impacted our costs of goods sold by affecting production costs, raw materials, energy costs, labor costs, and costs of goods sourced from third-party vendors. We are also subject to wage inflation at our retail locations for our sales staff. Despite facing higher costs from inflation, we have generally been able to raise the prices of our products commensurate with our cost inflation in order to mitigate the impact of inflation and believe we can continue to raise prices in the future as appropriate. In addition to raising our prices, we have been able to offset the impact of inflation with cost savings from economies of scale, and increased bargaining power with our suppliers with our production and order volumes increasing. Although inflationary pressure has eased in 2023, we continue to monitor our costs to ensure we can respond quickly when macroeconomic landscape changes again.

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

Factors Affecting the Comparability of Our Results of Operations

Amendments to IFRS 16 (Leases) - COVID-19 Rent Concessions

In May 2020 the IASB issued an amendment to IFRS 16—Leases (“IFRS 16”) for COVID-19-related Rent Concessions. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications, thus giving the possibility to the lessees to recognize the entire economic benefit of such discounts immediately through profit or loss.

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

As a result of the above, our Consolidated Statement of Profit or Loss for the year ended December 31, 2021 includes a total of €80 thousand.

Acquisitions

In July 2021, we acquired 100% equity interest in Sergio Rossi S.p.A. for total consideration of €17,250,000. Sergio Rossi is an Italian luxury shoemaker known worldwide for its artisanship and for creating iconic models. Over the past 70 years, we have fostered its distinctiveness by enhancing the quality of its material, the craftsmanship and elegance of its products, and its luxury allure, which remain the foundations of Sergio Rossi’s unique style. This acquisition not only completes a more well-rounded strategic brand ecosystem for us but also creates potential synergies between brands through Sergio Rossi’s fully-owned and state-of-the-art factory. Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date.

The acquisition resulted in negative goodwill of €7,896,000. We were able to acquire Sergio Rossi at a favorable price due to the following:

•

The retail and fashion industry was heavily and adversely affected by the outbreak of COVID-19 in 2020, resulting in to a general decline in market valuations of entities engaging in the industry, including Sergio Rossi.

•

The seller that held 100% of the shares of Sergio Rossi since 2015 was at the stage of exiting investments at the time of the transaction. As such, deal certainty and the ability to complete the transaction in a timely manner were viewed as top priorities for the seller.

Financial Information

Overview of Segmental Reporting

We have five operating segments which are described as follows:

•	Lanvin segment - Includes all activities related to the Lanvin brand.

•	Wolford segment - Includes all activities related to the Wolford brand.

•	St. John segment - Includes all activities related to the St. John brand.

•	Sergio Rossi segment - Includes all activities related to the Sergio Rossi brand.

•	Caruso segment - Includes all activities related to the Caruso brand.

All of the brands deal with the same category of products that use similar production and distribution processes.

Results of Operations

Year ended December 31, 2023 compared with year ended December 31, 2022

The following is a discussion of our results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

(Euro thousands, except percentages)	2023	Percentage of revenues	2022	Percentage of revenues
Revenues	426,178	100.0%	422,312	100.0%
Cost of sales	(175,236)	(41.1)%	(184,368)	(43.7)%

Gross profit	250,942	58.9%	237,944	56.3%
Marketing and selling expenses	(226,750)	(53.2)%	(224,733)	(53.2)%
General and administrative expenses	(138,215)	(32.4)%	(153,138)	(36.3)%
Other operating income and expenses	(4,534)	(1.1)%	(2,340)	(0.6)%

Loss from operations before non–underlying items	(118,557)	(27.8)%	(142,267)	(33.7)%
Non–underlying items	(3,858)	(0.9)%	(83,057)	(19.7)%

Loss from operations	(122,415)	(28.7)%	(225,324)	(53.4)%
Financial cost–net	(20,431)	(4.8)%	(14,556)	(3.4)%

Loss before income tax	(142,846)	(33.5)%	(239,880)	(56.8)%
Income tax benefits / (expenses)	(3,407)	(0.8)%	129	(0.0)%

Loss for the year	(146,253)	(34.3)%	(239,751)	(56.8)%

Non–IFRS Financial Measures(1):
Contribution profit	24,192	5.7%	13,211	3.1%

Adjusted EBIT	(115,808)	(27.2)%	(134,836)	(31.9)%

Adjusted EBITDA	(64,173)	(15.1)%	(71,958)	(17.0)%

(1)	See “—Non–IFRS Financial Measures.”

Year ended December 31, 2022 compared with year ended December 31, 2021

The following is a discussion of our results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

(Euro thousands, except percentages)	2022	Percentage of revenues	2021	Percentage of revenues
Revenues	422,312	100.0%	308,822	100.0%
Cost of sales	(184,368)	(43.7)%	(138,920)	(45.0)%

Gross profit	237,944	56.3%	169,902	55.0%
Marketing and selling expenses	(224,733)	(53.2)%	(165,502)	(53.6)%
General and administrative expenses	(153,138)	(36.3)%	(122,497)	(39.7)%
Other operating income and expenses	(2,340)	(0.6)%	10,083	3.3%

Loss from operations before non–underlying items	(142,267)	(33.7)%	(108,014)	(35.0)%
Non–underlying items	(83,057)	(19.7)%	45,206	14.6%

Loss from operations	(225,324)	(53.4)%	(62,808)	(20.3)%
Financial cost–net	(14,556)	(3.4)%	(9,313)	(3.0)%

Loss before income tax	(239,880)	(56.8)%	(72,121)	(23.4)%
Income tax benefits / (expenses)	129	(0.0)%	(4,331)	(1.4)%
Loss for the year	(239,751)	(56.8)%	(76,452)	(24.8)%

Non–IFRS Financial Measures(1):
Contribution profit	13,211	3.1%	4,400	1.4%

Adjusted EBIT	(134,836)	(31.9)%	(100,806)	(32.6)%

Adjusted EBITDA	(71,958)	(17.0)%	(58,945)	(19.1)%

(1)	See “—Non–IFRS Financial Measures.”

Revenues

We generate revenue primarily through our five brands: Lanvin, Wolford, St. John, Sergio Rossi and Caruso, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discount. As such, the percentage contribution of these sales incentives, rebates and sales discount is zero. Revenues for the year ended December 31, 2023 amounted to €426.2 million, an increase of €3.9 million or 0.9%, compared to €422.3 million for the year ended December 31, 2022. Revenues for the year ended December 31, 2022 amounted to €422.3 million, an increase of €113.5 million or 36.7%, compared to €308.8 million for the year ended December 31, 2021.

The following table sets forth a breakdown of revenues by portfolio brand for the years ended December 31, 2023, 2022 and 2021. Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from August 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
Lanvin	111,740	119,847	72,872	(8,107)	(6.8)%	46,975	64.5%
Wolford	126,280	125,514	109,332	766	0.6%	16,182	14.8%
St. John	90,398	85,884	73,094	4,514	5.3%	12,790	17.5%
Sergio Rossi	59,518	61,929	28,737	(2,411)	(3.9)%	33,192	115.5%
Caruso	40,011	30,819	24,695	9,192	29.8%	6,124	24.8%
Other and holding companies	10,545	10,947	6,968	(402)	(3.7)%	3,979	57.1%
Eliminations and unallocated	(12,314)	(12,628)	(6,876)	314	(2.5)%	(5,752)	83.7%

Total	426,178	422,312	308,822	3,866	0.9%	113,490	36.7%

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2023, 2022 and 2021. Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from August 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
DTC	247,013	247,460	186,813	(447)	(0.2)%	60,647	32.5%
Wholesale	161,516	164,359	116,417	(2,843)	(1.7)%	47,942	41.2%
Other (1)	17,649	10,493	5,592	7,156	68.2%	4,901	87.6%

Total Revenues	426,178	422,312	308,822	3,866	0.9%	113,490	36.7%

(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2023, 2022 and 2021. Sergio Rossi was consolidated in our consolidated financial statements starting from August 2021.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
EMEA(1)	201,871	205,715	148,197	(3,844)	(1.9)%	57,518	38.8%
North America(2)	147,310	145,519	106,701	1,791	1.2%	38,818	36.4%
Greater China(3)	53,188	48,876	42,518	4,312	8.8%	6.358	15.0%
Other Asia(4)	23,089	22,202	11,406	1,607	7.2%	10,796	94.7%

Total	426,178	422,312	308,822	3,866	0.9%	113,490	36.7%

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

Year ended December 31, 2023 compared with year ended December 31, 2022

By segment, the increase in revenues was mainly related to (i) an increase of €9.2 million in sales (or 29.8%) from Caruso segment, (ii) an increase of €4.5 million (or 5.3%) from the St. John segment and (iii) an increase of €0.8 million (or 0.6%) from the Wolford segment, which was partially offset by a decrease of €8.1 million (or (6.8)%) from Lanvin segment and a decrease of €2.4 million (or (3.9)%) from Sergio Rossi segment. Lanvin segment showed lower results compared to the previous period as the brand focused on its creative transition and had comparatively fewer key product and marketing initiatives in 2023.

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

By sales channel

Year ended December 31, 2023 compared with year ended December 31, 2022

By sales channel, the increase in revenues was mainly related to an increase of €7.2 million (or 68.2%) in the other channel, partially offset by a decrease of €2.8 million (or (1.7)%) in the wholesale channel and a decrease of €0.4 million (or (0.2)%) in DTC channel.

Other channel growth was mainly driven by the increase of Lanvin’s royalty income and management of inventory.

The decrease in wholesale revenues was mainly due to the decrease of Lanvin and Sergio Rossi’s wholesales business, which was partiallly offset by the increase of Caruso, Wolford and St. John’s wholesale businesses. Lanvin’s wholesales business decreased because of its continued strategic focus on the DTC channel. Caruso’s manufacturing business that books its revenues to B2B clients and wholesale customers exclusively, saw its business grow €9.2 million (or 29.7%) year-over-year, supported by the back-to-elegance trend and increasing orders from existing and new clients. Wolford’s wholesale business contributed a growth of €3.6 million (or 10.6%) year-over-year, driven by products category optimization and price increase. Sales to our five largest customers were 5.4% and 4.6% of our revenues for the years ended December 31, 2023 and 2022, respectively. No single customer accounted for more than 5% of our consolidated revenues for the years ended December 31, 2023 and 2022.

The decrease in the DTC channel was mainly due to the decrease of Lanvin and Wolford, which was partially offset by an increase of St. John and Sergio Rossi. In particular, our St. John saw growth globally, as increased brand awareness and growing popularity of our ready-to-wear products propelled sales in our stores and e-commerce business.

Our e-commerce business saw an increase of €1.4 million (or 2.6%) for the year ended December 31, 2023 and was mainly driven by Sergio Rossi and St. John, whose e-commerce sales increased by 13.8% and 5.2%, respectively, compared to the year ended December 31, 2022.

The following table sets forth a breakdown of store count at the end of the years ended December 31, 2023 and 2022:

	December 31,
	2023	2022
	Number of Stores
Lanvin	36	31
Wolford	150	163
St. John	45	46
Sergio Rossi	48	50
Caruso	—	1

Total	279	291

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

Wholesale revenue growth was mainly driven by the increase of Lanvin’s wholesale business and the acquisition of Sergio Rossi. Lanvin’s wholesale business grew €30.7 million (or 145.3%) year-over-year, supported by the popularity of the brand’s accessories business in European and North American markets. Since our acquisition of Sergio Rossi in July 2021, Sergio Rossi’s wholesale business contributed a growth of €15.6 million (or 108.6%) year-over-year in the year ended December 31, 2022. Sales to our five largest customers were 8.5% and 11.0% of our revenue for the years ended December 31, 2022 and 2021, respectively. No single customer accounted for more than 5% of our consolidated revenue for the years ended December 31, 2022 and 2021.

The following table sets forth a breakdown of store count at the end of the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021
	Number of Stores
Lanvin	31	27
Wolford	163	167
St. John	46	48
Sergio Rossi	50	50
Caruso	1	1

Total	291	293

By geography

Year ended December 31, 2023 compared with year ended December 31, 2022

By geographical region, the increase in revenues was mainly driven by (i) an increase of €4.3 million (or 8.8%) in Greater China, (ii) an increase of €1.6 million (or 7.2%) in other Asia, and (iii) an increase of €1.8 million (or 1.2%) in North America, which was partially offset by a decrease of €3.8 million (or (1.9%)) in EMEA.

The growth in Greater China was driven by the growth from Wolford, St. John and Sergio Rossi. In particular, in the year ended December 31, 2023, Wolford grew its Greater China business by 35.1% to €9.2 million, St. John grew its Greater China business by 39.0% to €7.2 million and Sergio Rossi grew its Greater China business by 9.8% to €11.9 million. The revenue growth in Greater China was mainly driven by stronger consumer demand towards the end of 2023 as well as increased foot traffic compared to a lower base in 2022, which was negatively impacted by COVID-19 pandemic.

The growth in other Asia was driven by the growth of Lanvin. Lanvin’s other Asia business grew €2.8 million (or 62.6%) year-over-year to €7.3 million in the year ended December 31, 2023, which was mainly driven by the increase of royalty income and clearance income.

The growth in North America was driven by the growth from St. John and Sergio Rossi. In particular, in the year ended December 31, 2023, St. John’s North American business grew 3.3% year-over-year to €81.4 million and Sergio Rossi’s North America business grew by €0.8 million or 70.0% to €2.0 million.

The decrease in EMEA was due to the decrease of Lanvin, Sergio Rossi and Wolford, which was partially offset by the increase of Caruso and St. John. Caruso’s EMEA business grew €10.7 million (or 46.4%) year-over-year to €33.7 million in the year ended December 31, 2023. Sergio Rossi’s EMEA business decreased by €3.2 million (or (9.2)%) year-over-year to €31.8 million in the year ended December 31, 2023, mainly attributable to its reduction in wholesale channels (including third-party production), which aligns with our strategic shift towards a greater emphasis on DTC channels.

Lanvin’s decrease in revenues across all regions except for the other Asia region was primarily attributable to its strategic shift in creative direction and relatively fewer key product and marketing initiatives during the year of 2023.

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

Cost of sales

Cost of sales includes the raw material cost, production labor, assembly overhead including depreciation expense, procurement of the merchandise, and inventory valuation adjustments. In addition, cost of sales also includes customs duties, product packaging cost, and freight charges.

Year ended December 31, 2023 compared with year ended December 31, 2022

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2023 and 2022.

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Purchases of raw materials, finished goods and manufacturing services	125,923	140,273	(14,350)	(10.2)%
Change in inventories	(2,548)	(1,896)	(652)	34.4%
Labor cost	32,109	34,465	(2,356)	(6.8)%
Logistics costs, duties and insurance	16,428	8,677	7,751	89.3%
Depreciation and amortization	856	1,209	(353)	(29.2)%
Others	2,468	1,640	828	50.5%

Total cost of sales by nature	175,236	184,368	(9,132)	(5.0)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2023 and 2022.

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	47,193	59,334	(12,141)	(20.5)%
Wolford	42,941	39,286	3,655	9.3%
St. John	33,024	33,242	(218)	(0.7)%
Sergio Rossi	29,083	30,881	(1,798)	(5.8)%
Caruso	28,660	23,672	4,988	21.1%
Other and holding companies	414	101	313	309.9%
Eliminations and unallocated	(6,079)	(2,148)	(3,931)	183.0%

Total	175,236	184,368	(9,132)	(5.0)%

Cost of sales for the year ended December 31, 2023 amounted to €175.2 million, a decrease of 9.1 million, compared to €184.4 million for the year ended December 31, 2022. Cost of sales decrease was attributable to the decrease in levels of old inventory and the realization of economies of scale.

By segment, the decrease in cost of sales was mainly related to the decrease in Lanvin, Sergio Rossi and St. John, most notably in decrease of €12.1 million (or (20.5)%) from Lanvin and €1.8 million (or (5.8)%) from Sergio Rossi, partially offset by an increase of €3.7 million (or 9.3%) from Wolford and an increase of €5.0 million (or 21.1%) from Caruso.

Cost of sales as a percentage of revenue declined to 41.1% for the year ended December 31, 2023 compared to 43.7% for the year ended December 31, 2022. Such decline was primarily due to the decrease in levels of old inventory, the realization of economies of scale and changes in the proportion of each portfolio’s contribution.

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

By segment, the increase in cost of sales was mainly related to the increase in scale and sales for all of our brands, including (i) an increase of € 20.5 million (or 52.7%) in Lanvin cost of sales, (ii) an increase of €15.5 million (or 100.3%) from Sergio Rossi, (iii) an increase of €9.0 million (or 29.8%) from Wolford, and (iv) an increase of €3.4 million (or 16.9%) from Caruso.

Cost of sales as a percentage of revenue declined to 43.7% for the year ended December 31, 2022, compared to 45.0% for the year ended December 31, 2021. Such decline was primarily due to greater economies of scale from production, reduced discounting and improved full price sales at all of our brands. In particular, St. John reduced cost of sales in percentage terms and absolute terms, to 38.7% of revenues or €33.2 million in 2022, from 46.7% of revenues or €34.1 million in 2021. Cost of sales also benefited from a category shift to accessories, as well as a greater emphasis on core and carry-over products, which improved full price selling. Inventory impairment cost in 2022 was €11.4 million, versus €9.0 million in 2021.

Gross profit

Year ended December 31, 2023 compared with year ended December 31, 2022

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	64,547	60,513	4,034	6.7%
Wolford	83,339	86,228	(2,889)	(3.4)%
St. John	57,374	52,642	4,732	9.0%
Sergio Rossi	30,435	31,048	(613)	(2.0)%
Caruso	11,351	7,147	4,204	58.8%
Other and holding companies	10,131	10,846	(715)	(6.6)%
Eliminations and unallocated	(6,235)	(10,480)	4,245	(40.5)%

Total	250,942	237,944	12,998	5.5%

Gross profit for the year ended December 31, 2023 amounted to €250.9 million, an increase of €13.0 million or 5.5%, compared to €237.9 million for the year ended December 31, 2022.

The increase in gross profit was mainly related to the increase in revenues scale, excluding eliminations and unallocated, and the decrease in cost of sales as a percentage of revenue. Gross profit margin improved to 58.9% for the year ended December 31, 2023 from 56.3% in 2022.

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

Year ended December 31, 2023 compared with year ended December 31, 2022

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	(76,533)	(75,852)	(681)	0.9%
Wolford	(79,060)	(81,901)	2,841	(3.5)%
St, John	(46,695)	(42,498)	(4,197)	9.9%
Sergio Rossi	(23,097)	(24,502)	1,405	(5.7)%
Caruso	(1,900)	(1,446)	(454)	31.4%
Other and holding companies	(4,589)	(684)	(3,905)	570.9%
Eliminations and unallocated	5,124	2,150	2,974	138.3%

Total	(226,750)	(224,733)	(2,017)	0.9%

Marketing and selling expenses for the year ended December 31, 2023 amounted to €226.8 million, an increase of €2.0 million (or 0.9%), compared to €224.7 million for the year ended December 31, 2022.

By segment, the increase in marketing and selling expenses was mainly related to (i) an increase of €4.2 million (or 9.9%) from St. John, mainly for payment of wholesale commissions, (ii) an increase of €0.7 million (or 0.9%) from Lanvin and (iii) an increase of €0.5 million (or 31.4%) from Caruso, which was partially offset by a decrease of €2.8 million (or (3.5)%) from Wolford and a decrease of €1.4 million (or (5.7)%) from Sergio Rossi. The slight increase in marketing and selling expenses at Lanvin was driven by increased store count and our investment in building the brand awareness in 2023, including the Fall/Winter fashion show at Paris Fashion Week in 2023, which was presented virtually during same period of 2022.

Marketing and selling expenses kept flat as a percentage of revenue due to the changes in the proportion of each brand’s contribution. By segment, Wolford’s marketing and selling expenses as a percentage of revenue improved to 62.6% in the year ended December 31, 2023 from 65.3% in the year ended December 31, 2022 mainly due to cost control and implementation of efficiency measures.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a breakdown of marketing and selling expenses by portfolio brand for the years ended December 31, 2022 and 2021.

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Lanvin	(75,852)	(58,124)	(17,728)	30.5%
Wolford	(81,901)	(59,351)	(22,550)	38.0%
St, John	(42,498)	(37,697)	(4,801)	12.7%
Sergio Rossi	(24,502)	(9,489)	(15,013)	158.2%
Caruso	(1,446)	(1,144)	(302)	26.4%
Other and holding companies	(684)	(188)	(496)	263.8%
Eliminations and unallocated	2,150	491	1,659	337.9%

Total	(224,733)	(165,502)	(59,231)	35.8%

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

Contribution profit

Contribution profit is defined as net revenues less the cost of sales and selling and marketing expenses, which constitutes the majority of our variable costs. Contribution profit is a non-IFRS financial measure. See “—Non IFRS Financial Measures.”

Year ended December 31, 2023 compared with year ended December 31, 2022

Our consolidated contribution profit increased by €11.0 million (or 83.1%) to €24.2 million for the year ended December 31, 2023 from €13.2 million in 2022. The increase was mainly related to (i) an increase of €3.8 million from Caruso, (ii) an increase of €3.4 million from Lanvin, (iii) an increase of €0.8 million from Sergio Rossi, and (iv) an increase of €0.5 million from St. John, which was partially offset by a decrease of €48 thousand from Wolford due to the drop of margin.

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

Year ended December 31, 2023 compared with year ended December 31, 2022

General and administrative expenses decreased to €138.2 million or by (9.7)% for the year ended December 31, 2023, from €153.1 million for the year ended December 31, 2022. General and administrative expenses also declined as a percentage of revenue to 32.4% for the year ended December 31, 2023 from 36.3% for the year ended December 31, 2022, due to cost optimization and economies of scale.

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

Year ended December 31, 2023 compared with year ended December 31, 2022

Other operating income and expenses increased to €4.5 million loss for the year ended December 31, 2023 from €2.3 million loss for the year ended December 31, 2022, mainly due to a foreign exchange loss of €4.6 million, compared to a loss of €0.3 million in 2022.

Year ended December 31, 2022 compared with year ended December 31, 2021

Other operating income and expenses decreased to €2.3 million loss for the year ended December 31, 2022 from €10.1 million gain for the year ended December 31, 2021, mainly due to a foreign exchange loss of €0.3 million in 2022, compared to a gain of €10.5 million for 2021.

Loss from operations before non-underlying items

Year ended December 31, 2023 compared with year ended December 31, 2022

Loss from operations before non-underlying items for the year ended December 31, 2023 decreased by €23.7 million (or (16.7)%) to €118.6 million, compared to €142.3 million for the year ended December 31, 2022. Loss from operations before non-underlying items as a percentage of total revenue decreased to 27.8% from 33.7% in 2022. The decrease in loss from operations before non-underlying items was due to the increase in gross profit, together with the decrease in general and administrative expenses.

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

Adjusted EBITDA

Year ended December 31, 2023 compared with year ended December 31, 2022

Adjusted EBITDA, which is a non-IFRS financial measure, for the year ended December 31, 2023 increased to €(64.2) million from €(72.0) million for the year ended December 31, 2022. This increase was mainly due to lower loss from operations before non-underlying items in 2023. Adjusted EBITDA as a percentage of total revenue also improved to (15.1)% in 2023 from (17.0)% in 2022. See “—Non-IFRS Financial Measures.”

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

Year ended December 31, 2023 compared with year ended December 31, 2022

The non-underlying items were €3.9 million loss or (0.9)% of revenues for the year ended December 31, 2023, versus €83.1 million loss or (19.7)% of revenues for the year ended December 31, 2022. The decrease in the non-underlying items losses by €79.2 million (or (95.4)%) was mainly due to (i) €74.5 million cost related to the excess of the fair value of our Ordinary Shares issued as part of the Reverse Recapitalization and the fair value of PCAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of PCAC’s shares of $9.90 per share on December 14, 2022, and (ii) €9.7 million related to listing expenses for the year ended December 31, 2022. The decrease in the non-underlying item losses was partially counterbalanced by the deferred realization of government grants in the second half of 2023.

Year ended December 31, 2022 compared with year ended December 31, 2021

The non-underlying items were €83.1 million loss or 19.7% of revenues for the year ended December 31, 2022, versus €45.2 million gain or 14.6% of revenues for the year ended December 31, 2021. The decrease in the non-underlying items by €128.3 million (or 283.7%) was mainly due to (i) €74.5 million cost related to the excess of the fair value of our Ordinary Shares issued as part of the Reverse Recapitalization and the fair value of PCAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of PCAC’s shares of USD9.90 per share on December 14, 2022 and (ii) €9.7 million related to listing expenses for the year ended December 31, 2022.

Operating Loss

Year ended December 31, 2023 compared with year ended December 31, 2022

Operating loss for the year ended December 31, 2023 amounted to €122.4 million, a decrease of €102.9 million or (45.7)%, compared to €225.3 million for the year ended December 31, 2022. The improvement in operating loss was resulted from both an increase in loss from operations before non-underlying items and an increase of non-underlying items.

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

Finance cost - (net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Year ended December 31, 2023 compared with year ended December 31, 2022

Finance costs for the year ended December 31, 2023 amounted to €20.4 million, an increase of €5.9 million or 40.4%, compared to finance costs of €14.6 million for the year ended December 31, 2022. The decrease in finance income for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily attributable to the decrease in foreign exchange gain.

Finance expenses for the year ended December 31, 2023 amounted to €20.7 million, an increase of €0.7 million or 3.5%, compared to €20.0 million for the year ended December 31, 2022. The increase in financial expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily attributable to an increase of €0.5 million of interest expense on lease liability and an increase of €0.6 million of net foreign exchange losses.

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

Finance expenses for the year ended December 31, 2022 amounted to €20.0 million, an increase of €8.3 million or 71.2%, compared to €11.7 million for the year ended December 31, 2021. The increase in financial expenses for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily attributable to increases in interest expenses on borrowings of €12.4 million for the year ended December 31, 2022 versus €5.4 million for the year ended December 31, 2021, and increases in interest expenses on lease liabilities of €6.7 million for the year ended December 31, 2022, compared to €5.6 million for the year ended December 31, 2021.

Loss before income tax

Year ended December 31, 2023 compared with year ended December 31, 2022

Loss before income tax for the year ended December 31, 2023 amounted to €142.8 million, a decrease of €97.0 million or (40.5)%, compared to €239.9 million for the year ended December 31, 2022.

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

Year ended December 31, 2023 compared with year ended December 31, 2022

Income tax expenses for the year ended December 31, 2023 amounted to €3.4 million losses, increased by €3.5 million, compared to €0.1 million gain for the year ended December 31, 2022.

The increase in income tax expenses for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to €2.3 million deferred income taxes loss in 2023, compared to €0.3 million gain in 2022.

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

Loss for the year

Year ended December 31, 2023 compared with year ended December 31, 2022

Loss for the year ended December 31, 2023 amounted to €146.2 million, a decrease of €93.5 million or (39)%, compared to €239.8 million for the year ended December 31, 2022.

Year ended December 31, 2022 compared with year ended December 31, 2021

Loss for the year ended December 31, 2022 amounted to €239.8 million, an increase of €163.3 million or 213.6%, compared to €76.5 million for the year ended December 31, 2021.

Results by Segment

Year ended December 31, 2023 compared with year ended December 31, 2022

The following is a discussion of revenues, gross profit and contribution profit for each segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2023 and 2022:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	111,740	119,847	(8,107)	(6.8)%
Gross profit	64,547	60,513	4,034	6.7%
Gross profit margin	57.8%	50.5%	7.3%	—
Marketing and selling expenses	(76,533)	(75,852)	(681)	0.9%
Contribution profit(1)(3)	(11,986)	(15,339)	3,353	(21.9)%
Contribution profit margin(2)(3)	(10.7)%	(12.8)%	2.1%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2023 decreased to €111.7 million, a decrease of €8.1 million (or (6.8)%) compared to €119.8 million for the year ended December 31, 2022.

The decrease is attributable to the brand’s focus on executing its creative transition and having comparatively fewer key product and marketing initiatives in 2023 compared to 2022 which featured a higher number of planned marketing campaigns and product launches. The creative transition entailed two key initiatives — the creation of Lanvin Lab and a dedicated team for leather goods and accessories.

DTC revenues decreased by 5.4% from €58.5 million for the year ended December 31, 2022, to €55.4 million for the year ended December 31, 2023. The drop in DTC channels was mainly due to the lower sales from a softer EMEA market, which decreased by €2.4 million (or (14.5)% year-over-year) to €14.4 million in year ended December 31, 2023.

Wholesale revenues decreased by 23.1% from €51.9 million for the year ended December 31, 2022, to €39.9 million for the year ended December 31, 2023, mainly due to some key wholesale marketing initiatives that largely contributed to wholesale revenues in 2022 that were not present in 2023. The wholesale revenues as percentage of Lanvin’s total revenues decreased from 43.3% in 2022 to 35.7% in 2023.

Gross profit

Gross profit for the year ended December 31, 2023 increased to €64.5 million, an increase of €4.0 million (or 6.7%) compared to €60.5 million for the year ended December 31, 2022.

The increase in gross profit was primarily attributable to the increase in gross profit margin, which is mainly driven by channel mix, the increase of leather goods and footwear products, and higher sell-through rates, as well as better inventory management.

Contribution profit

Contribution loss for the year ended December 31, 2023 was €12.0 million (or 10.7% of revenue), an improvement of €3.4 million from the €15.3 million loss (or 12.8% of revenue) for the year ended December 31, 2022.

The improvement in contribution loss was due to a planned increase in investment for marketing and selling expense, together with an increase in gross profit. Going forward, we expect our marketing and selling expenses to continue to decline as a percentage of revenues as we scale and further improve our operational efficiency in stores and directly operated online channels.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2023 and 2022:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	126,280	125,514	766	0.6%
Gross profit	83,339	86,228	(2,889)	(3.4)%
Gross profit margin	66.0%	68.7%	(2.7)%	—
Marketing and selling expenses	(79,060)	(81,901)	2,841	(3.5)%
Contribution profit(1)(3)	4,279	4,327	(48)	(1.1)%
Contribution profit margin(2)(3)	3.4%	3.4%	0.0%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2023 grew to €126.3 million, an increase of €0.8 million (or 0.6%) compared to €125.5 million for the year ended December 31, 2022.

Gross profit

Gross profit margin for the year ended December 31, 2023 decreased to 66.0% from 68.7% for the year ended December 31, 2022. Gross profit decreased by €2.9 million to €83.3 million for the year ended December 31, 2022, compared to €86.2 million for the year ended December 31, 2022.

The decrease in gross profit margin in 2023 versus the previous year was primarily attributable to higher logistic costs as a result of rising costs across our operations.

Contribution profit

Contribution profit for the year ended December 31, 2023 was €4.3 million (or 3.4% of revenue), versus a profit of €4.3 million (or 3.4% of revenue) for the year ended December 31, 2022. Marketing and selling expenses decreased to €79.1 million (or 62.6% of revenues) in the year ended December 31, 2023 from €81.9 million (or 65.3% of revenues) for the year ended December 31, 2022.

The decrease in marketing and selling expenses in 2023 was mainly due to cost control and efficiency improvement measures implemented. As a percentage of revenue, personnel costs rose to 22.3% of revenues in 2023 versus 22.1% in 2022 due to higher social benefit contributions and expenses.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2023 and 2022:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	90,398	85,884	4,514	5.3%
Gross profit	57,374	52,642	4,732	9.0%
Gross profit margin	63.5%	61.3%	2.2%	—
Marketing and selling expenses	(46,695)	(42,498)	(4,197)	9.9%
Contribution profit(1)(3)	10,679	10,144	535	5.3%
Contribution profit margin(2)(3)	11.8%	11.8%	0.0%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2023 amounted to €90.4 million, an increase of €4.5 million compared to €85.9 million for the year ended December 31, 2022.

St. John grew its revenues by 5.3% from 2022 due to reduced discounting and an increased proportion of full-price sales at our DTC channels. DTC sales grew by €4.6 million (or 6.9%) to €71.0 million for the year ended December 31, 2023, mainly driven by growth in North America price increases, higher full-price sell-through and Greater China’s recovery from the negative impacts of the COVID-19 pandemic related restrictions.

Gross profit

Gross profit for the year ended December 31, 2023 was €57.4 million, an increase of €4.8 million compared to €52.6 million for the year ended December 31, 2022. Gross profit margin improved to 63.5% in the year ended December 31, 2023 versus 61.3% for the year ended December 31, 2022, primarily due to the launch of a new wholesale model with a large client (under which St. John owns the inventory and pays commissions to the wholesale stores to cover operating expenses) in February 2023 and reports in DTC margins rather than wholesale margins.

Contribution profit

Contribution profit for the year ended December 31, 2023 was €10.7 million (or 11.8% of revenue), versus a contribution profit of €10.1 million (or 11.8% of revenue) for the year ended December 31, 2022, driven by increased gross profit. Marketing and selling expenses increased to €46.7 million (or 51.7% of revenue) in 2023 from €42.5 million (or 49.5% of revenue) for the year ended December 31, 2022.

The increase in marketing and selling expenses was mainly due to the payment of wholesale commissions. The percentage of marketing and selling expenses of revenue increased to 51.7% in 2023 from 49.5% in 2022.

Sergio Rossi Segment

We acquired Sergio Rossi in July 2021. The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2023 and 2022:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	59,518	61,929	(2,411)	(3.9)%
Gross profit	30,435	31,048	(613)	(2.0)%
Gross profit margin	51.1%	50.1%	1.0%	—
Marketing and selling expenses	(23,097)	(24,502)	1,405	(5.7)%
Contribution profit(1)(3)	7,338	6,546	792	12.1%
Contribution profit margin(2)(3)	12.3%	10.6%	1.7%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2023 amounted to €59.5 million, a decrease of €2.4 million compared to €61.9 million for the year ended December 31, 2022. The decrease was primarily due to the decrease in wholesale channel, including third-party production business, which decreased by €3.5 million to €26.6 million for the year 2023, aligns with our strategic shift towards a greater emphasis on DTC channels.

Gross profit

Gross profit for the year ended December 31, 2023 was €30.4 million, a decrease of €0.6 million compared to €31.0 million for the year ended December 31, 2022. Gross profit margin improved to 51.1% in the year ended December 31, 2023 versus 50.1% for the year ended December 31, 2022. The improvement in the gross profit margin was related to increasing weight of DTC channel business. Excluding third parties production, gross profit margin was 61.0% for the year ended December 31, 2023, compared to 59.8% for the year ended December 31, 2022.

Contribution profit

Contribution profit for the year ended December 31, 2023 was €7.3 million (or 12.3% of revenue), versus a contribution profit of €6.5 million (or 10.6% of revenue) for the year ended December 31, 2022. Marketing and selling expenses decreased to €23.1 million (or 38.8% of revenue) in 2023 from €24.5 million (or 39.6% of revenue) for the year ended December 31, 2022, as a result of enhanced expense efficiency.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the years ended December 31, 2023 and 2022:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	40,011	30,819	9,192	29.8%
Gross profit	11,351	7,147	4,204	58.8%
Gross profit margin	28.4%	23.2%	5.2%	—
Marketing and selling expenses	(1,900)	(1,446)	(454)	31.4%
Contribution profit(1)(3)	9,451	5,701	3,750	65.8%
Contribution profit margin(2)(3)	23.6%	18.5%	5.1%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2023 was €40.0 million, an increase of €9.2 million or 29.8% compared to €30.8 million for the year ended December 31, 2022.

The increase in revenues was mainly related to recovery of formal business wear resulting from the post-COVID-19 back-to-office trend, globally.

Gross profit

Gross profit for the year ended December 31, 2023 was €11.4 million, an increase of €4.3 million compared to €7.1 million for the year ended December 31, 2022. Gross profit margin increased to 28.4% for the year ended December 31, 2023 from 23.2% for the year ended December 31, 2022 due to economies of scale and better management of labor costs.

Contribution profit

Contribution profit for the year ended December 31, 2023 was €9.5 million (or 23.6% of revenue), an improvement of €3.8 million or 65.8% from €5.7 million (or 18.5% of revenue) for the year ended December 31, 2022. The improvement in contribution profit was driven by the improvement of gross profit and operating leverage.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following is a discussion of revenues, gross profit and contribution profit for each segment for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Revenues	119,847	72,872	46,975	64.5%
Gross profit	60,513	34,028	26,485	77.8%
Gross profit margin	50.5%	46.7%	3.8%	—
Marketing and selling expenses	(75,852)	(58,124)	(17,728)	30.5%
Contribution profit(1)(3)	(15,339)	(24,096)	8,757	(36.3)%
Contribution profit margin(2)(3)	(12.8)%	(33.1)%	20.3%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Revenues	125,514	109,332	16,182	14.8%
Gross profit	86,228	79,070	7,158	9.1%
Gross profit margin	68.7%	72.3%	(3.6)%	—
Marketing and selling expenses	(81,901)	(59,351)	(22,550)	38.0%
Contribution profit(1)(3)	4,327	19,719	(15,392)	(78.1)%
Contribution profit margin(2)(3)	3.4%	18.0%	(14.6)%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 grew to €125.5 million, an increase of €16.2 million or 14.8% compared to €109.3 million for the year ended December 31, 2021.

North American and EMEA regions were the key geographic growth drivers for Wolford, growing by 44.5% to €31.5 million and by 9.2% to €86.5 million for the year ended December 31, 2022, respectively. In Greater China, our business declined by 6.8% to €6.8 million, mainly due to the negative economic impacts of the COVID-19 pandemic. The growth in all regions except Greater China was led by our DTC channels, which grew by 21.2% or €15.8 million from the year ended December 31, 2021 to €90.4 million in the year ended December 31, 2022. Revenue growth was also driven by our athleisure collection “The W” (modem, young and sporty) which grew by 36.0% in the year ended December 31, 2022.

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

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Revenues	85,884	73,094	12,790	17.5%
Gross profit	52,642	38,987	13,655	35.0%
Gross profit margin	61.3%	53.3%	8.0%	—
Marketing and selling expenses	(42,498)	(37,697)	(4,801)	12.7%
Contribution profit(1)(3)	10,144	1,290	8,854	686.4%
Contribution profit margin(2)(3)	11.8%	1.8%	10.0%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	(Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Sergio Rossi Segment

As we acquired Sergio Rossi in July 2021, the Sergio Rossi segment did not contribute to our results in the seven months ended July 31, 2021. The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Revenues	61,929	28,737	33,192	115.5%
Gross profit	31,048	13,319	17,729	133.1%
Gross profit margin	50.1%	46.3%	3.8%	—
Marketing and selling expenses	(24,502)	(9,489)	(15,013)	158.2%
Contribution profit(1)(3)	6,546	3,830	2,716	70.9%
Contribution profit margin(2)(3)	10.6%	13.3%	(2.7)%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the years ended December 31, 2022 and 2021:

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Revenues	30,819	24,695	6,124	24.8%
Gross profit	7,147	4,449	2,698	60.6%
Gross profit margin	23,2%	18.0%	5.2%	—
Marketing and selling expenses	(1,446)	(1,144)	(302)	26.4%
Contribution profit(1)(3)	5,701	3,305	2,396	72.5%
Contribution profit margin(2)(3)	18.5%	13.4%	5.1%	—

(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2022 was €30.8 million, an increase of €6.1 million or 24.8% compared to €24.7 million for the year ended December 31, 2021.

The increase in revenues was mainly related to recovery of formal business wear resulting from the post-CO VID back-to-office trend globally.

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

Non-IFRS Financial Measures

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: contribution profit, contribution profit margin, adjusted earnings before interest and taxes (“Adjusted EBIT”), adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution profit and contribution profit margin

Contribution profit is defined as revenues less the cost of sales and selling and marketing expenses. Contribution profit margin is defined as contribution profit divided by revenues.

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

The table below reconciles revenue to contribution profit and contribution profit margin for the periods indicated.

(Euro thousands, except percentages)	For the years ended December 31,
	2023	2022	2021
Revenue	426,178	422,312	308,822
Cost of Sales	(175,236)	(184,368)	(138,920)

Gross profit	250,942	237,944	169,902
Marketing and selling expenses	(226,750)	(224,733)	(165,502)

Contribution profit	24,192	13,211	4,400

Contribution profit margin	5.7%	3.1%	1.4%

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

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the years ended December 31,
(Euro thousands, except percentages)	2023	2022	2021
Loss for the year	(146,253)	(239,751)	(76,452)
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	3,407	(129)	4,331
Finance cost–net	20,431	14,556	9,313
Non–underlying items	3,858	83,057	(45,206)

Loss from operations before non–underlying items	(118,557)	(142,267)	(108,014)
Add / (Deduct) the impact of:
Share based compensation	2,749	7,431	7,208

Adjusted EBIT	(115,808)	(134,836)	(100,806)

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

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

(Euro thousands)	For the years ended December 31,
	2023	2022	2021
Loss for the year	(146,253)	(239,751)	(76,452)
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	3,407	(129)	4,331
Finance cost–net	20,431	14,556	9,313
Non–underlying items	3,858	83,057	(45,206)

Loss from operations before non–underlying items	(118,557)	(142,267)	(108,014)
Add / (Deduct) the impact of:
Share based compensation	2,749	7,431	7,208
Provisions and impairment losses	79	16,729	10,766
Net foreign exchange (gains) / losses	4,610	339	(10,489)
Depreciation/Amortization	46,946	45,810	41,584

Adjusted EBITDA	(64,173)	(71,958)	(58,945)

B.	Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of additional Ordinary Shares and preferred shares, loans from our shareholder Fosun International (including its subsidiaries and joint ventures), and bank borrowings, and which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2023, 2022 and 2021, we had cash and cash equivalents of €27.9 million, €91.7 million and €88.7 million, respectively.

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

In October 2022, we entered into an agreement with Meritz for a $50 million investment with half of the investment funded and the other half to be released upon satisfactions of certain conditions, including having an effective resale registration statement. In April 2023, Meritz subsequently funded the remaining half of the investment. In December 2023, we received from Meritz a net amount of $15 million through a repurchase of shares issued in the initial investment and issuance of new Ordinary Shares pursuant to the Meritz SBSA. Pursuant to the Meritz SBSA and the Amended and Restated Meritz Relationship Agreement, we may be required to use a substantial portion of our cash to fulfill our obligations to Meritz under certain circumstances. See “—B. Liquidity and Capital Resources—Meritz Private Placement” and “Item 3. Key Information—D. Risk Factors—Certain rights granted to Meritz in the Amended and Restated Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders.”

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

Additionally, we have relied on liquidity provided by revenue generated from our operating activities. We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to fund ongoing cash requirements, including to purchase inventory and to fund costs for services and other expenses. In addition to our general working capital and operational needs, we use significant amounts of cash for capital expenditures related to the opening of new stores or the renovation of existing stores, as well as for acquisitions. We have taken several measures to preserve our liquidity in response to the COVID-19 pandemic as described above (see “—A. Operating Results—Key Factors Affecting Our Financial Condition and Results of Operations”). Taking into account the source of liquidity discussed above, we have not experienced any material adverse changes in our liquidity position since the completion of the Business Combination.

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

As a growing business, we may need additional cash resources from time to time to meet our obligations and fund our business and capital expenditures for the foreseeable future, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. Our shareholder Fosun International will continue to provide adequate support to us, in order to maintain our continued operation and also strategic growth plan for at least 36 months after December 31, 2023. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may also seek to issue equity or debt securities or obtain credit facilities. A decline in the market price of our Ordinary Shares, resulting from sale of all or substantial amounts of the Ordinary Shares or Warrants being offered pursuant to our effective registration statement, or the perception in the market that our existing securityholders may or intend to sell all or a significant portion of such securities, could adversely affect our ability to issue additional securities and our ability to raise additional capital on acceptable terms at a time that we deem appropriate or at all in the future. See “Item 3. Key Information—D. Risk Factors—We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiative” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities” for more details. In addition, issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

Year ended December 31, 2023 compared to the year ended December 31, 2022

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2023 and 2022. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Net cash used in operating activities	(57,891)	(80,851)	22,960	(28.4)%
Net cash used in investing activities	(38,615)	(21,799)	(16,816)	77.1%
Net cash generated from financing activities	34,131	104,937	(70,806)	(67.5)%

Net change in cash and cash equivalents	(62,375)	2,287	(64,662)	(2,827.4)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	91,749	88,658	3,091	3.5%
Effect of foreign exchange differences on cash and cash equivalents	(1,524)	804	(2,328)	(289.6)%

Cash and cash equivalents less bank overdrafts at the end of the year	27,850	91,749	(63,899)	(69.6)%

Net cash used in operating activities

Net cash used in operating activities decreased by €23.0 million to €(57.9) million for the year ended December 31, 2023 from €(80.9) million for the year ended December 31, 2022. The decrease was primarily attributable to (i) the decrease in inventory level which decreased by €1.9 million (or (1.8)%) to €107.2 million at the end of December, 2023, and (ii) a decrease in trade receivables of €3.2 million (or (6.6)%) to €45.7 million at the end of December, 2023.

Net cash used in investing activities

Net cash used in investing activities increased by €16.8 million from €(21.8) million net cash used for the year ended December 31, 2022 to €(38.6) million net cash used for the year ended December 31, 2023. The increase was primarily attributable to (i) the increase of payment for the purchase of long-term assets from €24.7 million in 2022 to €42.7 million in 2023, and partially offset by (ii) the increase in proceeds from disposal of long-term assets from €2.9 million in 2022 to €4.4 million in 2023.

Net cash flows generated from financing activities

Net cash flows generated from financing activities decreased by €70.8 million from €104.9 million for the year ended December 31, 2022 to €34.1 million for the year ended December 31, 2023. The decrease in cash flows from financing activities was primarily attributable to (i) lack of proceeds from the Reverse Recapitalization compared to 183.4 million in 2022, (ii) lower proceeds from borrowings of €153.3 million, (iii) higher payment of lease liabilities interest of €(7.2) million, and partially offset by lower repayments of borrowings of €(117.6) million, lower repayment of lease liabilities of €(31.4) million and lower payment of borrowings interest of €(5.2) million.

Year ended December 31, 2022 compared to the year ended December 31, 2021

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2022 and 2021. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years ended December 31,		Increase/ (Decrease)
(Euro thousands, except percentages)	2022	2021	2022 vs 2021%
Net cash used in operating activities	(80,851)	(73,088)	(7,763)	10.6%
Net cash (used in)/generated from investing activities	(21,799)	6,346	(28,145)	(443.5)%
Net cash generated from financing activities	104,937	110,065	(5,128)	(4.7%)

Net change in cash and cash equivalents	2,287	43,323	(41,036)	(94.7)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	88,658	44,171	44,487	100.7%
Effect of foreign exchange differences on cash and cash equivalents	804	1,164	(360)	(30.9)%

Cash and cash equivalents less bank overdrafts at the end of the year	91,749	88,658	3,091	3.5%

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

Meritz Private Placement

On December 14, 2023, we consummated the following transactions pursuant to the Meritz SBSA and the Amended and Restated Meritz Relationship Agreement, both dated December 1, 2023: (i) Meritz sold and surrendered, and we repurchased from Meritz one Convertible Preference Share and 4,999,999 Ordinary Shares for a price equal to $54.5 million, or the repurchase price; and (ii) immediately thereafter, we issued 19,050,381 Ordinary Shares (the “Subscription Shares”) to Meritz at a total subscription price equal to $69.5 million (the “Total Subscription Price”). The shares repurchased were issued to Meritz in 2022. The Subscription Shares were structured into two tranches, with the subscription price for the first tranche shares equal to the repurchase price, and the subscription price for the second tranche shares equal to $15.0 million.

The Amended and Restated Relationship Agreement became effective on December 14, 2023, and modified certain rights and obligations in the original Meritz relationship agreement, including the underwriting fees, put option, security, events of default, call option and registration rights described below. We entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement. Pursuant to the side letter, we agreed to repurchase from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of $20.0 million. Such share repurchase will be based on the following schedule: 1,328,704 Ordinary Shares on April 30, 2024 for $5.0 million, (ii) 1,318,129 Ordinary Shares on June 28, 2024 for $5.0 million, (iii) 1,305,220 on July 31, 2024 for $5.0 million and (iv) 1,293,595 on August 30, 2024 for $5.0 million. Furthermore, in the event that the Coverage Ratio (as defined below) is below 150% on any date during the period from April 30, 2024 to August 30, 2024 (both inclusive), within three business days after occurrence of such, we will repurchase from Meritz such number of additional Ordinary Shares at a price that would yield a XIRR of 11.5% on Meritz’s original purchase price, such that immediately after each such share purchase, the Coverage Ratio will be equal to 200%.

Underwriting Fees

Pursuant to the aforementioned side letter, Meritz is entitled to underwriting fees in cash per each quarter with the first quarterly payment payable on the date that falls three months after the closing and the last quarterly payment payable on the third anniversary of the closing. The underwriting fees are calculated based on an amount of $0.0359 for each first tranche share then held by Meritz at the time of payment and an amount of US$0.0385 for each second tranche share then held by Meritz at the time of payment.

Put Option

Meritz has a right to put all (and not only some) Subscription Shares held by Meritz to us or any (the “Put Option”) at a price equal to the Agreed Return (the “Put Option Price”) upon occurrence of the following events: (a) any Credit Event (as defined below) of us; (b) our failure to provide replacement security within 10 business days after occurrence of any credit event related to Fosun Tourism Group (“FTG”) which results in the Coverage Ratio (as defined below) falling below 150%; (c) the lapse of the Call Option 2 (as defined below); (d) the second anniversary of the closing on December 14, 2023; and (e) the third anniversary of the closing on December 14, 2023.

The Put Option will lapse if (i) Meritz fails to serve the relevant exercise notice within ninety days after the Put Option is triggered; or (ii) Meritz has not exercised the Put Option by the date that falls ninety days after the third anniversary of the closing.

“Agreed Return” means the higher of an amount that: (a) provides Meritz with an eleven and a half per cent (11.5%) XIRR, compounding every 12 months, of: (i) the Total Subscription Price calculated for the period between the closing date and the date of realization; or (b) equals to 1.115 times the sum of the Total Subscription Price, in each case, less an amount that yields a XIRR of 11.5%, compounding every 12 months, on any Interim Return received by Meritz calculated for the period between the date such Interim Return is paid and the date when the Agreed Return is realized.

“Credit Events” means, among other things, insolvency, bankruptcy, liquidation or winding up of, and Mr. Guo Guangchang ceasing to have control of FTG, FFG, Fosun International or us, delisting or suspension of trading of shares of FTG or Fosun International for 15 trading days, delisting or suspension of trading of our shares for 5 trading days, non-payment or events of default by FTG, FFG, Fosun International and us with respect to borrowings over specified amount, and failure to pay Meritz any Underwriting Fee, which Meritz is entitled to in the fixed amount of 4% of the Total Subscription Price per annum for each of the two twelve-month periods following the closing on December 13, 2023.

Security

Our obligations to pay the Put Option Price and our indemnity obligations under the Meritz SBSA are secured by a charge over certain shares of FTG held by Fosun International, subject to a top up adjustment with (a) subject to Meritz’s consent which will not be unreasonably withheld, additional shares of FTG, (b) subject to Meritz’s consent which will not be unreasonably withheld, our Ordinary Shares, and/or (c) additional cash in $ to be charged (the “Fixed Charges”).

In the event that the Coverage Ratio (defined below) falls below 150%, upon Meritz’s notice, we are obligated to, among other things, provide additional security by either (i) depositing additional cash in US dollars by way of cash account charge in favor of Meritz (the “Cash Top Up”); (ii) (a) subject to Meritz’s consent which will not be unreasonably withheld, procuring Fosun International to grant a charge over additional shares of FTG in favor of Meritz, or (b) subject to Meritz’s consent which will not be unreasonably withheld, procuring Fosun International to grant a charge over our shares in favor of Meritz (each of (a) and (b), “Share Top Up”); (iii) subject to Meritz’s consent which will not be unreasonably withheld, making a combination of Cash Top Up and Share Top Up; in each case so that the Coverage Ratio increases to no lower than 200%; or (iv) acquiring all Subscription Shares then held by Meritz at a price equal to the Agreed Return (“Top Up Obligations”). As of the date of this report, our obligations were also secured by 48.5 million Ordinary Shares pledged by Fosun International pursuant to the top up adjustment. Upon completion of our share repurchase under the aforementioned side letter and subject to certain other conditions, our Ordinary Shares pledged by Fosun International will be released.

In addition, we agreed to procure Fosun International to pledge certain number of shares of Paref SA to secure our obligations to repurchase Ordinary Shares from Meritz pursuant to the aforementioned side letter. Shares of Paref SA will be released proportionally as we complete our scheduled share repurchases.

“Coverage Ratio” equals to (i) the aggregate sum of (a) market value of the Subscription Shares held by Meritz; (b) market value of FTG security shares (applicable only if no Credit Event in respect of FTG is subsisting); (c) the amount of cash in the charged cash accounts; and (d) market value of the topped-up Ordinary Shares (if any), divided by (ii) the Total Subscription Price multiplied by a factor equal to the number of the Subscription Shares then held by Meritz divided by the total number of the Subscription Shares.

Events of Default

“Events of Defaults” are deemed to have occurred if we fail to fulfill our obligations with respect to the Put Option or fails to fulfill our Top Up Obligations, as well as our share repurchase obligations and obligations with respect to the pledge of Paref SA shares under the aforementioned side letter.

If an Event of Default occurs, Meritz has the right to enforce the Fixed Charges to recover the amount equal to the Agreed Return, and to the extent there is a shortfall between the gross proceeds that Meritz has realized from enforcement of the Fixed Charges and the Agreed Return, we remain liable to pay such shortfall to Meritz by acquiring all Subscription Shares then held by Meritz at a price equal to such shortfall amount or having a third party investor purchase the Subscription Shares from Meritz. Immediately after Meritz has realized the Agreed Return, Meritz will surrender any remaining Subscription Shares held by it to us at nil consideration.

Call Option

Following the closing on December 14, 2023, we have the right to acquire from Meritz (i) up to 70% of the Subscription Shares then held by Meritz (“Call Option 1”) after the date on which our closing share price has been less than 50% of the Total Subscription Price divided by total number of the Subscription Shares for three consecutive trading days at a purchase price equal to the Agreed Return multiplied by a fraction, the numerator of which is the total number of our Ordinary Shares that is subject to Call Option 1 and the denominator of which is the total number of the Subscription Shares; and (ii) up to 50% of the Subscription Shares then held by Meritz (“Call Option 2,” together with Call Option 1, the “Call Options”) after expiry of the twelvemonth period following the closing at a purchase price equal to the higher of (a) the Agreed Return; multiplied by a fraction, the numerator of which is the total number of our Ordinary Shares that are subject to Call Option 2 and the denominator of which is the total number of the Subscription Shares and (b) the market price of the Subscription Shares multiplied by the number of the Subscription Shares subject to the Call Option 2. We may nominate third party investors to acquire the shares from Meritz in connection with its exercise of the Call Options.

Registration Rights

Under the Amended and Restated Meritz Relationship Agreement, we agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Ordinary Shares to be issued to Meritz as soon as reasonably practicable and within 30 days after the closing and to use commercially reasonable efforts to have the registration statement declared effective as soon as possible thereafter but in no event later than 60 days thereafter, or 120 days thereafter in the event of a “review” by the SEC. We have filed a registration statement with the SEC covering the resale of the Ordinary Shares issued to Meritz, which has been declared effective.

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

As of December 31, 2023, borrowings amounted to €8.6 million were guaranteed by a third party SACE S.p.A. As of December 31, 2023, borrowings amounted to €8.3 million were secured by pledges of our assets including property, plant and equipment, inventories and trade receivables.

Our unsecured borrowings are principally used for operations. The borrowings for the year ended December 31, 2023 are at rates ranging from 4.55% to 11.76 % per annum.

For additional information, see Note 24—Borrowings to Lanvin Group’s consolidated financial statements included elsewhere in this annual report.

In addition, Fosun International extends various shareholders loans to us for working capital purposes. See “Item 7. Major Shareholders and Other Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Shareholder Loans.”

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of December 31, 2023, we were in material compliance with all covenants.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2023:

	Payments Due by Period
(Euro thousands, except percentages)	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	20,907	57,669	—	—	78,576
Other current liabilities	8,758	88,527	—	—	97,285
Lease liabilities	—	37,824	58,685	70,867	167,376
Bank overdrafts	280	—	—	—	280
Borrowings	—	35,720	21,794	10,587	68,101

Total contractual obligations	29,945	219,740	80,479	81,454	411,618

Other non-current liabilities (bonds and other)

As of December 31, 2023, 2022 and 2021, we had bonds and other related to government grants and others of €14.7 million, €0.7 million and €0.7 million, respectively.

Cash and Cash Equivalents

The table below sets forth the breakdown of our cash and cash equivalents as of the dates indicated.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
Cash on hand	710	391	376	319	81.6%	15	4.0%
Bank balances	27,420	91,506	88,296	(64,086)	(70.0)%	3,210	3.6%

Cash and cash equivalents	28,130	91,897	88,672	(63,767)	(69.4)%	3,225	3.6%
Restricted cash	—	—	309	—	—	(309)	—

Cash and bank balances	28,130	91,897	88,981	(63,767)	(69.4)%	2,916	3.3%

The cash and cash equivalents (which include cash on hand and bank balances) were offset by bank overdrafts of €0.3 million, €0.1 million and €14 thousand as of December 31, 2023, 2022 and 2021, respectively. Our cash and cash equivalents are held with reputable commercial banks at various jurisdictions including Greater China, France, Italy and U.S. Certain jurisdictions may not have official deposit insurance program or agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at commercial banks in such jurisdictions.

We may be subject to restrictions which limit our ability to use cash. In particular, our cash held at banks in China is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not believe that such transfer restrictions have any adverse impacts on our ability to meet liquidity requirements. As of December 31, 2021, we had cash held at a bank of €309 thousand for a corporate card program, which was not available for general use by the Group and therefore recorded as restricted cash. There was no restricted cash as of December 31, 2023 and 2022.

Other current assets

The table below sets forth the breakdown of our other current assets as of the dates indicated.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023	2022	2021	2023 vs 2022%		2022 vs 2021%
Tax recoverable	7,078	10,164	10,449	(3,086)	(30.4)%	(285)	(2.7)%
Government grants	—	—	9,462	—	—	(9,462)	—
Advances and payments on account to vendors	4,486	7,238	7,496	(2,752)	(38.0)%	(258)	(3.4)%
Prepaid expenses	5,374	6,205	5,491	(831)	(13.4)%	714	13.0%
Deposits of rental, utility and other	1,859	2,055	1,766	(196)	(9.5)%	289	16.4%
Other receivable of royalties	4,147	751	615	3,396	452.2%	(136)	(22.1)%
Other	2,706	4,054	6,427	(1,348)	(33.3)%	(2,373)	(36.9)%

Total other current financial assets	25,650	30,467	41,706	(4,817)	(15.8)%	(11,239)	(26.9)%

Off–Balance Sheet Arrangements

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

We have selected accounting policies that we believe provide an accurate, true and fair view of our consolidated financial condition and results of operations. These accounting policies are applied in a consistent manner, unless stated otherwise, which will mainly be a result of the application of new accounting pronouncements. For a summary of all of our significant accounting policies, refer to Note 3 - Summary of significant accounting policies to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

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

A description of the critical accounting policies which our management believes have the most significant impact on Lanvin Group’s consolidated financial statements is provided below:

Impairment of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment, investment property and intangible assets. We periodically review the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit (“CGU”). The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. For additional information refer to Note 17 - Property, plant and equipment to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

The calculation of value in use for property, plant and equipment and right-of-use assets is most sensitive to the assumptions relating to discount rates, the growth rates used to extrapolate cash flows beyond the forecast period and the revenue CAGR.

Recoverability of goodwill and brands with indefinite useful life

In accordance with IAS 36 Impairment of Assets, goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value, less costs of disposal and its value in use. For additional information refer to Note 16 - Impairment testing of intangible assets with indefinite useful lives to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

As of the date of the most recent impairment test, the recoverable amount of each CGU exceeded its respective carrying amount. The recoverable amount of goodwill of Lanvin, Wolford and St. John exceeded the carrying amount by 23.20%, 688.07% and 213.64%, respectively. The recoverable amount of each of the Lanvin, Wolford, St. John and Sergio Rossi brands exceeded its carrying amount by 14.91%, 54.06%, 43.69% and 166.99%, respectively. As for Caruso, as of the date of the most recent impairment test, the net carrying value of goodwill and brand of Caruso is zero.

The Company performs its annual impairment assessment of goodwill as well as brand intangibles during the fourth quarter of each fiscal year. The Company determined that there was no impairment in fiscal 2023 as the fair values of the Wolford and St. John cash generating units and indefinite-lived brands and the fair value of Sergio Rossi’s indefinite-lived brands significantly exceeded their carrying values.

Furthermore, the fair value of the Lanvin brand cash generating unit and indefinite-lived brand exceeded their respective carrying values by approximately 23.20% and 14.91%, respectively. Several factors could impact the Lanvin brand’s ability to achieve future cash flows, including the success of international expansion strategies, the optimization of the store fleet productivity, the impact of promotional activity, the simplification of certain corporate overhead structures and other initiatives aimed at expanding higher performing categories of the business.

Given the relatively small excess of fair value over carrying value as noted above, if revenue projections are not met or if profitability of the brand does not improve during fiscal 2024, it is possible that an interim test, or annual impairment test, could result in an impairment of these assets.

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

For additional information refer to Note 3.24 - Income taxes to Lanvin Group’s annual consolidated financial statements included elsewhere in this annual report.

Fair value estimates

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. IFRS 13 Fair Value Measurement (“IFRS 13”) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

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

Impact of the COVID-19 outbreak

During the years ended December 31, 2022 and 2021, the COVID-19 pandemic led to a significant slow-down of the global economy, temporary closures of our sales network and distribution centers and an almost complete halt in international travel

At the date of these financial statements, the impact and duration of the outbreak and the related measures taken to control it remain uncertain. In preparing these financial statements, these uncertainties have been considered throughout. Inventory provisions have been updated where necessary; given the nature of our inventories, additional provisions were limited. The impact of reduced levels of production has been excluded from the valuation of inventory. In assessing the carrying value of our non-current assets, we have performed our annual impairment testing of CGUs. This testing was based on updated cash flow forecasts which consider current assumptions on the timing and scale of the economic recovery from the COVID-19 pandemic, including that online retail would recover faster than the retail and wholesale channels. Additional impairment testing of our extensive boutique network was performed wherever indicators of impairment were identified. The credit risk arising from trade receivables is not considered to have significantly increased.

Our position remains that, despite a significant short-term impact, long-term market conditions remain unlikely to change. We continue to monitor on a regular basis the evolution of the pandemic and the related responses and to update our expectations when necessary

Business combinations Valuation of the identifiable assets and liabilities through business combination and recognized corresponding goodwill or gain on bargain purchase

We completed certain business combinations, all of which were accounted for using an acquisition method when the acquired activities and assets meets the definition of a business and control is transferred to us.

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

New Standards, Amendments and Interpretations under IFRS

For a description of certain recently adopted, issued or proposed accounting standards which may impact our consolidated financial statements in future reporting periods, refer to the sections “New Standards and Amendments issued by the IASB and applicable to the Lanvin Group from January 1, 2023” and “New standards, amendments and interpretations not yet effective” in Note 3.1—Summary of significant accounting policies to Lanvin Group’s consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors as of the date of this annual report.

Name	Age	Position
Zhen Huang	53	Chairman and Director
Tong “Max” Chen	44	Director
Weijin Fang	40	Director
Chao Zou	42	Director
Mitchell Alan Garber	60	Independent Director
Jennifer Fleiss	41	Independent Director
Jurjan Wouda Kuipers	62	Independent Director
Ceci Kurzman	54	Independent Director

Zhen Huang is chairman of our board of directors. He is also an Executive Director and Executive President of Fosun International Limited (HKSE Stock Code: 0656), the chairman of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. (SSE Stock Code: 600655), the director of Shede Spirits Co., Ltd. (SSE Stock Code: 600702), Shanghai Resource Property Consulting Co., Ltd., Shanghai Bailian Group Co., Ltd. (SSE Stock Code: 600827) and Beijing Sanyuan Foods Co., Ltd. (SSE Stock Code: 600429). Mr. Huang is the non-executive director of Fosun Tourism Group (HKSE Stock Code: 01992), a company within Fosun Group. Mr. Huang was awarded “Top Ten Economic Figures in China’s Circulation Industry” and “National Outstanding Commercial Entrepreneur”. Mr. Huang holds a bachelor’s degree in economics from Shanghai University of Finance and Economics and an MBA degree from Webster University.

Tong “Max” Chen has served as a member of the board of directors and as the Chief Executive Officer of PCAC since its inception, and as the Chief Financial Officer since September 12, 2020. Mr. Chen is a partner and a founding member of Primavera Capital Group, which he joined in 2010. At Primavera, Mr. Chen is responsible for sourcing, executing and exiting a variety of deals in the consumer and technology sectors, including investments in Alibaba Group, Cainiao Smart Logistics, Alibaba Local Services Group, iResearch, Vitaco Health and Love Bonito. Prior to Primavera, Mr. Chen worked at the Investment Banking Division of Goldman Sachs in both Hong Kong and New York from 2003 to 2006. Mr. Chen holds a bachelor’s degree in applied mathematics from Harvard College. He also received his JD and MBA degrees from Harvard Law School and Harvard Business School, respectively.

Weijin Fang has served as a member of our board of directors. She is primarily responsible for human resource strategic planning, organization design and development, talent recruitment, leadership development and mechanism innovation. Ms Fang is currently the Fosun Global Partner, Member of Fosun Ecosystem Committee, Happiness Business Group Partner, Fosun Tourism Group Partner, Senior Vice President and Chief Human Resources Officer (CHO) of Fosun Tourism Group, and Co-CHO of Fosun Happiness Industrial Operation Committee. Ms. Fang served as the Head of Fosun International Talent Development, senior human resources partner, executive principal of Fosun University, general manager of the staff ecology BD department and co-chief human resources officer of the Intelligent Technology Business Group from 2017 to 2020. Prior to joining Fosun, she worked in KPMG China as Senior HR Business Advisor from 2007 to 2017, responsible for general HR management and organization development. Ms. Fang obtained her bachelor’s degree of economics from Shanghai University and bachelor’s degree of commerce from University of Technology Sydney in 2007. She obtained her MBA from Shanghai Jiaotong University and Kedge Business School in France in 2023.

Chao Zou is a member of our board of directors. He also serves as the Executive President, Co-Chief Investment Officer and Board Secretary of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd., the Chairman of Supervisory Board of Tom Tailor GmbH, the Director of Shede Spirits Co., Ltd. and Jinhui Liquor Co., Ltd., and the Director of Shanghai Diamond Exchange. Prior to joining Fosun Group, Mr. Zou served as the Incharge of Innovation Finance Department of Shimao Group, and Assurance Manager in KPMG China. Mr. Zou holds a bachelor’s degree in business administration and a master’s degree in business management from Shanghai University of Finance and Economics.

Mitchell Alan Garber C.M is one of our independent directors. Mr. Garber is a Canadian born lawyer and business executive. He is currently a board member of Shutterfly Inc, Rackspace Technologies, The NHL Seattle Kraken and Aiola Inc. He is a senior advisor to Apollo Global Management and has been CEO of public companies on the NASDAQ, NYSE, and LSE, and has led numerous large M&A transactions. He was awarded the Order of Canada in 2019. Mr. Garber holds a bachelor’s degree from McGill University, a law degree from the University of Ottawa, an honorary doctorate from both the University of Ottawa and the University of Montreal, The McGill/Desautels Business School Achievement award, and The University of Ottawa Order of Merit.

Jennifer Fleiss is one of our independent directors. Ms. Fleiss is a co-founder of Rent the Runway, a former executive within Walmart’s tech incubator, a Partner at Initialized Capital and a board member of Rent the Runway (RENT) and Shutterfly. Ms. Fleiss holds a bachelor’s degree (cum laude) in political science from Yale University and an MBA from Harvard Business School.

Jurjan Wouda Kuipers is one of our independent directors. Before his appointment as an independent director, Mr. Wouda Kuipers spent 22 years at Ernst & Young (EY) in New York. From 2017 to 2020, Mr. Wouda Kuipers was EY’s Senior International Tax Partner heading the Financial Services Offices’ Tax Desks, and his previous work experience includes the following positions as; Associate General Tax Counsel at Unilever and Associate at tax law firm Loyens & Volkmaars. For the past twenty years, Mr. Wouda Kuipers has served on the board of the Netherland-America Foundation (NAF). Mr. Wouda Kuipers holds three master of law degrees (University of Amsterdam, Taxation, 1991; Erasmus University Rotterdam, Corporate Law, Civil Law, 1987).

Ceci Kurzman is one of our independent directors. Ms. Kurzman is a music industry veteran and the founder of Nexus Management Group, Inc., a private investment company dedicated to innovative growth-stage businesses in the consumer, media and technology sectors. Ms. Kurzman currently serves on the board of directors of United Talent Agency and Warner Music Group (NASDAQ: WMG), where she serves on the compensation and nomination and governance committees, as well as other public and private companies including Man Group (LON: EMG) and Hornblower Group. Ms. Kurzman also serves as a senior advisor at Dynasty Equity and Cityrock Funds. Ms. Kurzman is a graduate of Harvard College.

Ms. Yun Cheng was our Chief Executive Officer, chairman and director since our inception until her resignation in December 2023. Ms. Cheng’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise.

The following individuals comprise our senior management as of the date of this annual report:

•	Eric Chan as Chief Executive Officer;

•	Kat Yu David, Chan as Executive President, Chief Financial Officer and Co-COO; and

•	Gong Cheng as Chief Risk Officer.

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

Eric Chan, 56, has been our Chief Executive Officer since December 2023. He is also acting as the Co-Chairman at Greater Yuyuan Commercial Development Group. Before joining Fosun Group in 2018, Mr. Chan had held senior roles at other international corporations, including SECOO Group, K11 Concepts under Hong Kong New World Development Group, Wharf Group, CB Richard Ellis, Hong Kong MTR Corporation and Four Seasons Hotels & Resorts Group. As a seasoned executive, Mr. Chan has over 30 years’ experience across a wide spectrum in commercial industry throughout omni-channel shopping platform, luxury commercial real estate projects, as well as offices and high-end hotels & resorts. Mr. Chan holds a bachelor’s degree from The Hong Kong Polytechnic University for hotel management and an MBA degree from The University of Leicester.

Kat Yu David, Chan, 41, has been the Executive President of Lanvin Group since its inception. Mr. Chan is also the Chief Financial Officer of Lanvin Group. He currently serves as a board member for four of Lanvin Group’s brands: Lanvin, Sergio Rossi, St. John Knits and Caruso. At Lanvin Group, Mr. Chan is responsible for leading multiple aspects of Lanvin Group’s activities including mergers and acquisitions, brand operations, key personnel recruitment, and vision and strategy implementation for all of Lanvin Group’s brands. Mr. Chan led the acquisitions of Lanvin, Sergio Rossi, St. John and Oasis Fashion, which had later been rebranded to become Fosun Fashion Brand Management. Prior to joining the Lanvin Group, Mr. Chan served as a board observer of Cirque de Soleil, and Managing Director of the China Momentum Fund, a cross-border private equity fund managed by Fosun International. Prior to joining Fosun International, Mr. Chan was an investment professional at Alcentra, a subsidiary of BNY Mellon. Mr. Chan holds a bachelor’s degree with dual majors in economics and mathematics from Emory University.

Gong Cheng, 34, is our Chief Risk Officer. Mr. Cheng has been with the Lanvin Group since 2018 in various legal roles and was appointed as the Chief Risk Officer of the Group since September 2021. Prior to joining the Lanvin Group, Mr. Cheng served as legal counsel in an offshore private equity fund managed by Fosun. From 2012 to 2017, he was an attorney at Deheng Law Offices and Junhe LLP, where he specialized in capital markets and securities law. Mr. Cheng holds a Bachelor of Law degree from East China University of Political Science and Law. He also received his Master of Laws degree from Boston University, School of Law. Mr. Cheng is also a part-time tutor at East China University of Political Science and Law, Wenbo College.

B.	Compensation

In 2023, we paid an aggregate of €2.48 million (using the average exchange rate for the year of 2023) in cash compensation and benefits in kind to our directors and executive officers as a group. Our executive officers receive the awards under the BF Plan. We will pay our independent directors annual cash retainer, along with equity awards. For information regarding share awards granted to our directors and executive officers, see the section entitled “ —Share Incentive Plan.”

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

Share Incentive Plan

Brilliant Fashion Incentive Award Plan

In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (the “SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited (“BF”), which has been established for the BF Plan. The BF Plan seeks to modify the RSU scheme originally adopted by FFG in 2020, which demonstrates our intention to attract the best available personnel and to provide additional incentives to employees, directors and consultants to us. The BF Plan provides for the issuance of up to an aggregate of 32,129,493 class B ordinary shares with the par value of $1.00 in BF (“BF Shares”), which corresponds to the economic interests in 8,651,247 Ordinary Shares (the “Awards”), by virtue of BF’s shareholding in our Company. The BF Plan allows us to grant Awards and options to purchase Awards to persons including our employees, non-employee directors and consultants. As of the date of this annual report, Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 6,344,078 Ordinary Shares are outstanding, of which Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 1,861,019 Ordinary Shares are held by our current executive officers and directors as a group.

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

Plan amendment termination. The board of BF may amend, suspend or terminate the BF Plan at any time, subject to shareholders’ approval (if so required under applicable laws). The BF Plan will terminate on the tenth anniversary of the later of: (i) its effective date; and (ii) the date when the board of BF approved the most recent increase in the number of BF Shares subject to the BF Plan.

The following table summarizes, as of the date of this annual report, the number of ordinary shares underlying the outstanding Awards and options to purchase Awards we have granted to our directors and executive officers:

	Ordinary Shares Underlying Awards / Options to Purchase Awards		Exercise Price (€/Share)	Date of Grant(l)	Date of Expiration
Executive Officers
Kat Yu David, Chan	*	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—
Tong “Max” Chen	*	(2)	—	April 1, 2023	—
Jennifer Fleiss	*	(2)	—	April 1, 2023	—
Jurjan Wouda Kuipers	*	(2)	—	April 1, 2023	—
Ceci Kurzman	*	(2)	—	April 1, 2023	—

Gong Cheng	*	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—
Xiaojing Grace Zhao(3)	*	(1)	7.58	December 7, 2021	November 26, 2029
Shang Hsiu Koo(4)	*	(1)	7.58	December 7, 2021	October 8, 2031
Yun Cheng(5)	2,204,658	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—

*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase Awards.
(2)	Represents Awards.
(3)

Ms. Zhao was the Executive President and Co-COO of Lanvin Group since 2020. For personal reasons, she transferred to a new role within Fosun Group in the function of Business Development in March 2023. Ms. Zhao’s transfer did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of her transfer were retained by Ms. Zhao, and unvested Awards as of the same date were forfeited and canceled.

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

(5)

Ms. Cheng was the Chief Executive Officer of Lanvin Group since our inception until her resignation in December 2023. Ms. Cheng’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of her resignation were retained by Ms. Cheng, and unvested Awards as of the same date were forfeited and canceled.

Clawback Policy

In 2023, we implemented a Clawback Policy to adhere to SEC rules and New York Stock Exchange listing criteria. This policy enables us to reclaim any surplus incentive-based compensation from both current and former executive officers subsequent to an accounting restatement.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of the Company. Our directors also have a duty to exercise their powers only for a proper purpose, a duty to avoid conflicts of interest and of duty, a duty to disclose personal interest in contracts involving us, a duty not to make secret profits from the directors’ office and a duty to act with skill, care and diligence. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, one or more shareholders may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Audit Committee

The audit committee consists of Jurjan Wouda Kuipers, Ceci Kurzman and Mitchell Alan Garber. Mr. Kuipers is the chairperson of the audit committee. Mr. Kuipers satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Garber, Ms. Kurzman and Mr. Kuipers satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act and is financially literate.

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

Compensation Committee

The compensation committee consists of Mitchell Alan Garber, Jennifer Fleiss, Weijin Fang and Tong “Max” Chen. Mr. Garber is the chairperson of the compensation committee. Each of Ms. Fleiss and Mr. Garber satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules.

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

Nomination Committee and Corporate Governance Committee

The nominating and corporate governance committee consists of Zhen Huang, Ceci Kurzman, Jennifer Fleiss and Tong “Max” Chen. Mr. Huang is the chairperson of the nominating and corporate governance committee. Each of Ms. Kurzman and Ms. Fleiss satisfy the requirements for an “independent director” within the meaning of the NYSE listing rules.

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

Foreign Private Issuer Status

We are a Cayman Islands exempted company incorporated in 2021 with limited liabilities. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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

We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from NYSE corporate governance listing standards Among other things, we are not required to have:

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

The following table sets forth information as of April 21, 2024 with respect to the beneficial ownership of our Ordinary Shares by:

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 145,021,452 Ordinary Shares issued and outstanding as of the date of April 21, 2024, which does not reflect our repurchase of 1,328,704 Ordinary Shares from Meritz on April 30, 2024 pursuant to a side letter between us and Meritz.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner	Ordinary Shares	% of Total Ordinary Shares / Voting Power
Principal Shareholders
Fosun International Limited(1)	85,054,571	58.65%
Fosun Fashion Holdings (Cayman) Limited(1)	22,311,415	15.38%
Meritz(2)	19,050,381	13.14%
Primavera Capital Acquisition LLC(3)	15,280,000	10.5%
Brilliant Fashion Holdings Limited(4)	8,651,247	6.0%
Natixis(5)	7,919,466	5.5%
Directors and Executive Officers(6)	—	—
Zhen Huang	—	—
Tong “Max” Chen	—	—
Weijin Fang(4)	8,651,247	6.0%
Chao Zou	—	—
Mitchell Alan Garber(7)	*	*
Jennifer Fleiss(8)	*	*
Juljan Wouda Kuipers(8)	*	*
Ceci Kurzman(8)	*	*
Eric Chan	—	—
Kat Yu David Chan(8)	*	*
Gong Cheng(8)	*	*
All directors and executive officers as a group (11 individuals)	9,073,159	6.3%

(1)

Based solely upon information contained in the most recent filed Schedule 13D/A of Fosun International Limited, filed with the SEC on April 9, 2024, reflecting beneficial ownership as of April 5, 2024. According to this Schedule 13D/A, the aggregate amount of 85,054,571 Ordinary Shares beneficially owned by Fosun International Limited included (i) 22,311,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly-owned by Fosun International Limited (HKSE Stock Code: 0656). Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly-owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority-owned by Fosun International Limited (HKSE Stock Code: 0656) indirectly through a number of intermediate subsidiaries. The business address of Fosun Fashion Holdings (Cayman) Limited is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China. The business address of Yujing Fashion (BVI) Limited is Fuxing Rd East 2, Shanghai, 200010, China.

(2)

Based solely upon information contained in the most recent filed Schedule 13G of Meritz Securities Co., Ltd., filed with the SEC on January 3, 2024, reflecting beneficial ownership as of December 31, 2023. According to this Schedule 13G, Meritz had sole dispositive voting power for 19,050,381 Ordinary Shares. The share number does not reflect our repurchase of 1,328,704 Ordinary Shares from Meritz on April 30, 2024 pursuant to a side letter between us and Meritz.

(3)

Based solely upon information contained in the most recent filed Schedule 13G of the Primavera Capital Acquisitions LLC, filed with the SEC on February 14, 2023, reflecting beneficial ownership as of December 31, 2022. According to this schedule 13G, it represented the number of Ordinary Shares beneficially owned by Primavera Capital Acquisition LLC (the “Sponsor”), consisting of (i) 5,000,000 Ordinary Shares held by the Sponsor, and (ii) 10,280,000 Ordinary Shares issuable upon the exercise of 10,280,000 Private Placement Warrants. The business address of the Sponsor is 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. Fred Hu is the sole manager of the Sponsor and has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Accordingly, all of the Ordinary Shares held by the Sponsor may be deemed to be beneficially held by Fred Hu.

(4)

Based solely upon information contained in the most recent filed Schedule 13G/A of the Brilliant Fashion Holdings Limited, filed with the SEC on February 14, 2023, reflecting beneficial ownership as of December 31, 2023. According to this Schedule 13G/A, it represented 8,651,247 Ordinary Shares held by Brilliant Fashion Holdings Limited, which is the settlor of our employee incentive award plan trust with Futu Trustee Limited as the trustee. See the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” As the sole director of Brilliant Fashion Holdings Limited, Weijin Fang is the administrator of the Issuer’s employee incentive award plan. Therefore, Weijin Fang has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion Holdings Limited and may be deemed the beneficial owner of such Ordinary Shares.

(5)

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

(6)	The business address of each of the directors and executive officers of the Company is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China.
(7)

Represents (i) 421,912 Ordinary Shares held by Stephenson Management Inc., a holding company wholly-owned by Mitchell Alan Garber and his spouse Anne-Marie Boucher, and (ii) certain Ordinary Shares held by Brilliant Fashion Holdings Limited over which Mitchell Alan Garber has dispositive power due to his right to receive within 60 days after April 21, 2024 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan. The business address of Stephenson Management Inc. is 2200 Stanley Street, Montreal, Quebec H3A1R6, Canada.

(8)

Represents Ordinary Shares held by Brilliant Fashion Holdings Limited over which such person has dispositive power due to such person’s right to receive within 60 days after April 21, 2024 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan.

*	Less than 1% of the total number of issued and outstanding Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

According to our transfer agent, as of April 21, 2024, there were three record holders in the United States (including Cede & Co., the nominee of the Depositary Trust Company, holding approximately 44.7% of our outstanding Ordinary Shares) holding a total of 64,926,808 Ordinary Shares, representing approximately 44.8% of our total outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since some of these Ordinary Shares are held by brokers or other nominees.

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Founder Shares

In July 2020, PCAC initial shareholders paid $25,000 to cover certain of its offering and formation costs in exchange for 8,625,000 founder shares (after giving effect to a share recapitalization), which founder shares were transferred to the Sponsor on August 24, 2020. On August 24, 2020, the Sponsor then transferred 215,625 founder shares to Chenling Zhang for an aggregate purchase price of $625, or approximately $0.003 per share. On September 21, 2020, PCAC effected a share capitalization, pursuant to which an additional 2,000,000 founder shares were issued for no consideration, resulting in there being 10,625,000 founder shares outstanding. Following a share capitalization on September 21, 2020 and Chenling Zhang’s waiver of her right to receive shares under such capitalization, the Sponsor held an aggregate of 10,409,375 founder shares and then, on January 5, 2021, in connection with entering into certain forward purchase agreements, transferred to Sky Venture Partners L.P. (“Sky Venture”) and Aspex an aggregate of 1,000,000 founder shares for no cash consideration. On December 30, 2020, the Sponsor then transferred including 40,000 founder shares to Muktesh Pant, 40,000 founder Shares to Teresa Teague and 40,000 founder shares to Sonia Cheng, each being a director of PCAC, for an aggregate purchase price of $120, $120 and $120, respectively, or approximately $0.003 per share. On January 21, 2021, PCAC effected a share capitalization pursuant to which 1,725,000 founder shares were issued, resulting in 12,350,000 founder shares outstanding, of which 11,014,375 founder shares are held by the Sponsor.

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

Lock-Up Agreements

Concurrently with the execution of the Business Combination Agreement, PCAC, the Company, a substantial number of FFG shareholders, the Sponsor and certain PCAC insiders holding founder shares entered into a lock-up agreement. Certain additional FFG shareholders subsequently entered into lock-up agreements with PCAC and FFG, on terms that are substantially the same as those applicable to the minority shareholders of FFG party to the initial lock-up agreement. Pursuant to these lock-up agreements, our securities (other than our Ordinary Shares acquired pursuant to the PIPE Subscription Agreements or in the public market) received by the Sponsor, certain PCAC insiders and such FFG shareholders in the Business Combination (relating to more than 94% of the outstanding shares of FFG prior to the closing of the Business Combination) were locked-up and subject to transfer restrictions for a period of time following the closing of the Business Combination subject to certain exceptions. As of December 14, 2023, all these lock-up agreements have expired.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Shareholder Loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International and its subsidiaries, being Shanghai Fosun High Technology (Group) Co., Ltd. and Shanghai Fosun High Technology Group Finance Co., Ltd. Most of such shareholder loans have interest rates ranging from 6% to 10% per annum, with terms ranging from one to two years. As of December 31, 2021, 2022 and 2023, we had amounts due to Fosun International and its subsidiaries (excluding accrued interest) of €46.0 million, €14.1 million and €25.9 million.

On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and our shareholder Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (as novated, amended and restated by the novation, amendment and restatement agreement dated August 14, 2023 between Lanvin Hong Kong Limited as the new borrower, JLSA as the original borrower and new guarantor, LGHL as guarantor and Meritz as the lender, the “Facility”). JLSA used the Facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The Facility has a term of three years and bears a fixed interest of 9.10% per annum. As of December 31, 2023, the amount owed to Meritz (excluding accrued interest) was €21.6 million. The Facility is mainly secured by royalties to be paid by Itochu for selling Lanvin-branded licensed products in Japan. Lanvin Hong Kong Limited holds the right to receive such royalties, and its shares were also charged in favor of Meritz.

Lease Agreement

We leased certain property for retail stores from Shanghai Fosun Bund Property Co., Ltd., which is a joint venture of Fosun International. In 2021, 2022 and 2023, we recognized rental expenses of €0.4 million, €1.2 million and €1.1 million to Shanghai Fosun Bund Property Co., Ltd.

Consulting Agreement

We engaged Shanghai Fosun High Technology (Group) Co., Ltd., a subsidiary of Fosun International, as consulting agent in relation to the acquisition of Sergio Rossi. In 2021, we paid consulting expenses of €0.3 million to Shanghai Fosun High Technology (Group) Co., Ltd (“Shanghai Fosun High Technology”), and we did not enter into any consulting agreement with Shanghai Fosun High Technology in 2022 and 2023.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements are filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings and Compliance.”

Dividend Policy

We have never declared or paid any cash dividend on our Ordinary Shares. Pursuant to our original relationship agreement with Meritz, we paid dividend of $1.0 million and $1.0 million in 2022 and 2023, respectively, on the Convertible Preference Share held by Meritz. The Convertible Preference Share had been subsequently redeemed in full in December 2023. We currently intend to retain any future earnings and do not expect to pay any dividends on our Ordinary Shares in the foreseeable future. Any future determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

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

In the past two fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources - Borrowing,” “Item 4. Information on the Company—B. Business Overview,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	our officers or directors;

•	banks, financial institutions or financial services entities;

•	insurance companies;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof,

•	real estate investment trusts;

•	regulated investment companies;

•	partnerships, S corporations or other pass-through entities or their partners, shareholders or other beneficial owners;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our shares by vote or value;

•	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

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

U. S. Holders

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a foreign-source dividend the amount of any distribution paid on our Ordinary Shares (including the amount of any tax withheld on such distribution) to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “ —Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” below). However, because we do not determine our earnings and profits under U.S. federal income tax principles, distributions on our Ordinary Shares generally will be reported to U.S. Holders as dividends taxable at ordinary income tax rates.

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

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U. S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “ Exercise, Lapse or Redemption of a Warrant.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, which is filed as an exhibit to this annual report. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Ordinary Shares which is taxable to the U.S. Holders of such Ordinary Shares as described under “ Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of our Ordinary Shares and Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year during which such U.S. Holders held our Ordinary Shares and/or Warrants.

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

We do not believe we were a PFIC for our most recently completed taxable year and, based on the composition of our current gross assets and income and the manner in which we expect to operate our business in future years, do not currently expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the end of our taxable year, and our status will depend among other things upon changes in the composition and relative value of our gross receipts and assets. Accordingly, no assurance can be given that we will not be classified as a PFIC in the current year or in any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares or Warrants and, in the case of Ordinary Shares, such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares).

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

A U.S. Holder may avoid some of the adverse PFIC tax consequences described above in respect of the Ordinary Shares (but not the Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. However, we do not expect to furnish U.S. Holders with the tax information necessary to enable a U.S. Holder to make a QEF election.

Alternatively, if we are a PFIC and our Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid some of the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants. The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NYSE (on which the Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.

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

Dividends (including constructive dividends) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U. S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U. S. federal income tax treatment of a Non-U. S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described in “Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of Securities.

Information Reporting and Backup Withholding

Dividend payments (including constructive dividends) with respect to Ordinary Shares and proceeds from the sale, exchange or redemption of Securities may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding (currently at a rate of 24%) will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will not be subject to the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U. S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

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

No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of a Security, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our Company holds interests in land in the Cayman Islands.

The Tax Concessions Law

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, pursuant to section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may obtain undertakings from the Financial Secretary of the Cayman Islands:

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of December 31, 2023, 2022 and 2021, approximately 71%, 42% and 69% of our interest-bearing borrowings bore interest at fixed rates, respectively.

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

As of December 31, 2023, 2022 and 2021, we had undrawn cash credit lines of $13 million, $13 million and $13 million available at banks, respectively.

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

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective as of December 31, 2023 due to the material weaknesses in our internal control over financial reporting as described below in “—Management’s Annual Report on Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our management assessed the effectiveness of our internal control over financial reporting based on the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control—Integrated Framework (2013). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023, due to the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

The material weaknesses identified in our internal controls primarily related to: (i) we did not fully design, implement and monitor general information technology controls in the areas of user access, and segregation of duties for systems supporting substantially all of the Group’s internal control processes; and (ii) (a) we did not design and implement, and retain appropriate documentation of formal accounting policies, procedures and controls across substantially all of the Group’s business processes to achieve timely, complete and accurate financial accounting, reporting, and disclosures; and (b) we did not design and implement adequate controls pertaining to the period-end financial reporting, classification of contingent consideration, journal entries, completeness and accuracy of underlying data used in the performance of controls and account reconciliations.

Management’s Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

The Group and its Board are committed to maintaining a strong internal control environment. We have begun the process of designing and implementing effective internal controls measures to improve our internal control over financial reporting and remediate the material weaknesses. Our internal control remediation efforts include the following:

•	developing and implementing a comprehensive framework for governance and oversight of in-formation technology controls, specifically targeting user access and segregation of duties;

•	enhancing the precision and regular monitoring of user access controls to ensure the integrity and security of the systems supporting critical internal control processes;

•

enhancing our policies, procedures, and documentation of period-end closing activities to ensure completeness and accuracy in financial reporting, while also reinforcing transparency and accountability in our financial processes;

•	we have designated, and will persist in enhancing, well-defined roles and responsibilities for accounting and financial reporting personnel to tackle accounting and financial reporting challenges; and

•

we have engaged a qualified consultant to evaluate Sarbanes-Oxley Act compliance readiness and identify areas for enhancing overall controls over financial reporting, as well as to aid in implementing necessary improvements.

We cannot give assurance that the measures we are taking to remediate the material weaknesses will be sufficient or that they will prevent future material weaknesses. If we are unable to remediate these material weaknesses, or if we are unable to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect our businesses and our securities. Even if we are able to remediate these material weaknesses, internal control over financial reporting, because of its inherent limitations, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

We have adopted a code of business conduct and ethics that applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. This code of business conduct and ethics is available on our website at https.//lanvin-group.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Zhitong Certified Public Accountants LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton Zhitong Certified Public Accountants LLP, the member firms of Grant Thornton International Ltd (“GTIL”) and their respective affiliates (collectively, the “Grant Thornton Entities”), for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	(In Euro millions)
Audit Fees (1)	5	2	2
Audit–Related Fees (2)	*	*	*
Other Fees (3)	*	*	*

Total	5	2	2

Notes:

*	Amounts less than €1 million.
(1)

“Audit Fees” are the aggregate fees charged by the Grant Thornton Entities for the audit of our annual consolidated financial statements, the review of documents filed with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements. The “Audit Fees” in 2021 include the PCAOB audit for the years ended December 31, 2021 for the purpose of LGHL’s Registration Statement on Form F-4 Filed in connection with the Business Combination.

(2)

“Audit-related Fees” are the aggregate fees charged by the Grant Thornton Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for agreed upon procedures engagements and other attestation services subject to regulatory requirements.

(3)	“Other Fees” are the aggregate fees charged by the Grant Thornton Entities for non-audit services rendered.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Grant Thornton Entities, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 14, 2023, pursuant to the Meritz SBSA and the Amended and Restated Meritz Relationship Agreement, we repurchased from Meritz one Convertible Preference Share for a price equal to US$54,473,260.

On April 30, 2024, pursuant to a side letter between us and Meritz to the Amended and Restated Relationship Agreement, we repurchased 1,328,704 Ordinary Shares from Meritz for a purchase price of US$5.0 million. For details of the Meritz SBSA, Amended and Restated Meritz Relationship Agreement and the side letter, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Cayman Companies Act, our home country. Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating and corporate governance committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors each year. Although not required and as may be changed from time to time, we have a majority-independent board of directors, a majority-independent compensation committee and a nominating and corporate governance committee. Subject to the foregoing, we rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U. S. domestic public companies. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow the home country practice in determining whether shareholder approval is required.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Implementation

We have established a comprehensive cybersecurity risk management program aimed at safeguarding the confidentiality, integrity, and availability of our critical IT systems and data. This involves utilizing various security tools and techniques, such as penetration test and vulnerability scanning programs conducted by the respective outsourced cybersecurity service provider, to proactively identify, investigate, contain and recover from potential vulnerabilities and security incidents.

Our cybersecurity risk management program is built based on the National Institute of Standards and Technology Cybersecurity Framework integrates with our broader enterprise risk management framework, utilizing consistent methodologies and reporting channels across all risk domains. Oversight of this program falls under the purview of our IT team, which ultimately reports to the Audit Committee.

Our cybersecurity risk management program includes:

•	an Information Security Policy outlining practices for maintaining confidence in our business and safeguarding information;

•	utilization of internal and external resources for security assessments and audits;

•	annual external audits and penetration tests for our systems;

•	mandatory cybersecurity training for all employees and management;

•	a comprehensive incident response plan for assessing, responding to, and resolving cybersecurity incidents; and

•	a vendor assessment program to mitigate cybersecurity risks from third-party service providers, including contractual obligations for prompt reporting of security incidents or risks.

As of the date of this report, the Company is not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, there can be no assurance that we will not be materially affected by such risks in the future. For information on the cybersecurity threats and risks we face and the potential impacts on the business related thereto, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.”

Cybersecurity Governance

Our board of directors oversees cybersecurity risk and has assigned the Audit Committee to manage our cybersecurity risk management program. The Audit Committee receives regular updates on these programs from management, along with related trends or metrics. Our Chief Risk Officer provides regular updates on program status, key issues, priorities, and challenges to the Audit Committee. For the background of our Chief Risk Officer, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” Additionally, management informs our board of directors about significant cybersecurity incidents, while also providing briefings on program components and important risk or compliance matters.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Lanvin Group Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

2.1	Specimen ordinary share certificate of Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

2.2	Specimen warrant certificate of Lanvin Group Holdings Limited incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

2.3	Warrant Agreement, dated as of January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially fled with the Securities and Exchange Commission on January 6, 2023).

2.4	Assignment, Assumption and Amendment Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

2.5*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934.

4.1	Business Combination Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group_(Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.2	Amendment No.1 to the Business Combination Agreement, dated as of October 17, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.2 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

Exhibit Number	Description of Exhibit

4.3	Amendment No. 2 to the Business Combination Agreement, dated as of October 20, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.3 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.4	Amendment No. 3 to the Business Combination Agreement, dated as of October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.4 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially fled with the Securities and Exchange Commission on January 6, 2023).

4.5	Amendment No. 4 to the Business Combination Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, Lanvin Group Heritage I Limited and Lanvin Group Heritage II Limited (incorporated herein by reference to Exhibit 2.5 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially fled with the Securities and Exchange Commission on January 6, 2023).

4.6	Form of PIPE Subscription Agreements (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially fled with the Securities and Exchange Commission on January 6, 2023).

4.7	Sponsor Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.8	FFG Shareholder Support Deed, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.9	Lock-Up Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation Primavera Capital Acquisition LLC Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.10	Investor Rights Agreement, dated as of March 23, 2022, by and among Primavera Capital Acquisition Corporation Primavera Capital Acquisition LLC, Fosun Fashion Group (Cayman) Limited Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.11	English translation of the form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

Exhibit Number	Description of Exhibit

4.12	Form of Indemnification Agreement between Lanvin Group Holdings Limited and each director and executive officer of Lanvin Group Holdings Limited incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.13	Letter Agreement, dated January 21, 2021, among Primavera Capital Acquisition Corporation and its officers and directors and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially fled with the Securities and Exchange Commission on January 6, 2023).

4.14	Investment Management Trust Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Continental Stock Transfer & Trust Company as trustee (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.15	Registration Rights Agreement dated, January 21, 2021, between Primavera Capital Acquisition Corporation and certain security holders (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.16	Administrative Services Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.17	Private Placement Warrants Purchase Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially fled with the Securities and Exchange Commission on January 6, 2023).

4.18	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Tong Chen (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.19	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Chenling Zhang (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.20	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Muktesh Pant (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.21	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Teresa Teague (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

Exhibit Number	Description of Exhibit

4.22	Indemnity Agreement, dated January 21, 2021, between Primavera Capital Acquisition Corporation and Sonia Cheng Chi-Man (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.23	Promissory Note, dated January 28, 2022, issued by Primavera Capital Acquisition Corporation to Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.24	Forward Purchase Agreement, dated as of January 5, 2021, between Primavera Acquisition Corporation Primavera Capital Acquisition LLC and Aspex Master Fund (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.25	Forward Purchase Agreement, dated as of January 4, 2021, between Primavera Acquisition Corporation Primavera Capital Acquisition LLC and Sky Venture Partners L.P. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January, 6 2023).

4.26	Share Subscription Agreement in relation to the shares of Fosun Fashion Group (Cayman) Limited, dated as of October 16, 2022, between Fosun Fashion Group (Cayman) Limited, Lanvin Group Holdings Limited and Meritz Securities Co. Ltd. (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.27	Relationship Agreement, dated October 19, 2022, between Lanvin Group Holdings Limited Meritz Securities Co. Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.28	Letter Agreement dated September 29, 2022, between Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.29	Amended and Restated Subscription Agreement, dated October 28, 2022, between Lanvin Group Holdings Limited Primavera Capital Acquisition Corporation, Fosun Fashion Holdings (Cayman) Limited, Fosun Fashion Group (Cayman) Limited and Fosun International Limited (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.30	Amendment No.1 to Sponsor Support Deed, dated October 28, 2022, by and among Primavera Capital Acquisition Corporation, Fosun Fashion Group (Cayman) Limited, Primavera Capital Acquisition LLC, Lanvin Group Holdings Limited, and certain other parties thereto (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.31	Letter Agreement to the Shareholder Support Deed, dated October 28, 2022, between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and Fosun Fashion Holdings (Cayman) Limited (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

Exhibit Number	Description of Exhibit

4.32	Form of Non-redemption agreement to be entered into between Primavera Capital Acquisition Corporation, Lanvin Group Holdings Limited, Fosun Fashion Group (Cayman) Limited and certain holders of Class A Ordinary Shares of Primavera Capital Acquisition Corporation (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.33	Share Surrender Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation Lanvin Group Holdings Limited Primavera Capital Acquisition LLC and Fosun Fashion Holdings (Cayman) Limited (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.34	Waiver Letter Agreement, dated as of December 2, 2022, by and among Primavera Capital Acquisition Corporation and Primavera Capital Acquisition LLC (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.35	Brilliant Fashion Incentive Award Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.36	Form of Independent Non-Executive Director Agreement (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.37	Share Buyback and Subscription Agreement, dated December 1, 2023, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-41569), as amended, initially filed with the Securities and Exchange Commission on December 1, 2023).

4.38	Amended and Restated Relationship Agreement, dated December 1, 2023, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-41569), as amended, initially filed with the Securities and Exchange Commission on December 1, 2023).

4.39*	Side Letter to the Amended and Restated Relationship Agreement, dated April 30, 2024, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited

8.1*	List of subsidiaries of Lanvin Group Holdings Limited

12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U. S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP

97.1*	Lanvin Group Holdings Limited Clawback Policy

Exhibit Number	Description of Exhibit

10LINS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lanvin Group Holding Limited

By:	/s/ Eric Chan
Name:	Eric Chan
Title:	Chief Executive Officer

Date: April 30, 2024

Lanvin Group Holdings Limited
Consolidated financial statements and
report of independent registered public accounting firm
At December 31, 2023 and 2022 and
for each of the three years ended December 31, 2023

REPORT OF INDEPENDENT
REGISTERED
PUBLIC ACCOUNTING
FIRM
Board of Directors and Shareholders of Lanvin Group Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Lanvin Group Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shanghai, China
April 30, 2024

Lanvin Group Holdings Limited
Consolidated statements of profit or loss
For the years ended December 31, 2023, 2022 and 2021

(Euro thousands except for loss per share)		For the years ended December 31,
	Notes	2023	2022	2021
Revenue	8	426,178	422,312	308,822
Cost of sales	9	(175,236)	(184,368)	(138,920)

Gross profit		250,942	237,944	169,902
Marketing and selling expenses	9	(226,750)	(224,733)	(165,502)
General and administrative expenses	9	(138,215)	(153,138)	(122,497)
Other operating income and expenses	9	(4,534)	(2,340)	10,083

Loss from operations before non-underlying items		(118,557)	(142,267)	(108,014)
Non-underlying items	10	(3,858)	(83,057)	45,206

Loss from operations		(122,415)	(225,324)	(62,808)
Finance cost – net	11	(20,431)	(14,556)	(9,313)

Loss before income tax		(142,846)	(239,880)	(72,121)
Income tax benefits / (expenses)	12	(3,407)	129	(4,331)

Loss for the year		(146,253)	(239,751)	(76,452)

Attributable to:
- Owners of the Company		(129,313)	(218,290)	(65,354)
- Non-controlling interests		(16,940)	(21,461)	(11,098)
Loss per share in Euro
- Basic and diluted (in Euro per share)	13	(0.98)	(2.15)	(0.84)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Consolidated statements of comprehensive loss
For the years ended December 31, 2023, 2022 and 2021

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Loss for the year	(146,253)	(239,751)	(76,452)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	4,109	(1,616)	(7,612)
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial gains/(losses), net of tax	(1,251)	1,813	(438)

Total comprehensive loss for the year	(143,395)	(239,554)	(84,502)

Attributable to:
- Owners of the Company	(126,741)	(218,040)	(72,114)
- Non-controlling interests	(16,654)	(21,514)	(12,388)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Consolidated statements of financial position
At December 31, 2023 and 2022

		At December 31,
(Euro thousands)	Notes	2023	2022
Assets
Non-current assets
Intangible assets	14	210,439	181,485
Goodwill	15	69,323	69,323
Property, plant and equipment	17	43,731	46,801
Right-of-use assets	18	128,853	121,731
Deferred income tax assets	12	13,427	17,297
Other non-current assets	19	15,540	15,265

		481,313	451,902

Current assets
Inventories	20	107,184	109,094
Trade receivables	21	45,657	48,868
Other current assets	22	25,650	30,467
Cash and bank balances	23	28,130	91,897

		206,621	280,326

Total assets		687,934	732,228

Liabilities
Non-current liabilities
Non-current borrowings	24	32,381	18,115
Non-current lease liabilities	25	112,898	105,986
Non-current provisions	26	3,174	4,111
Employee benefits	27	17,972	15,128
Deferred income tax liabilities	12	52,804	54,660
Other non-current liabilities		14,733	690

		233,962	198,690

Current liabilities
Trade payables		78,576	73,114
Bank overdrafts	23	280	148
Current borrowings	24	35,720	15,370
Current lease liabilities	25	32,871	34,605
Current provisions	26	6,270	3,014
Other current liabilities	28	134,627	106,481

		288,344	232,732

Total liabilities		522,306	431,422

Net assets		165,628	300,806

Equity
Equity attributable to owners of the Company
Share capital	29	*	*
Treasury shares	29	(65,405)	(25,023)
Other reserves	30	806,677	762,961
Accumulated losses		(571,931)	(442,618)

		169,341	295,320
Non- controlling interests	31	(3,713)	5,486

Total equity		165,628	300,806

*	Amount less than € 1,000.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Consolidated statements of cash flows
For the years ended December 31, 2023, 2022 and 2021

		For the years ended December 31,
(Euro thousands)	Notes	2023	2022	2021
Operating activities
Loss for the year		(146,253)	(239,751)	(76,452)
Adjustments for:
Income tax expenses / ( benefits)		3,407	(129)	4,331
Depreciation and amortization		46,946	45,810	41,584
Provisions and impairment losses		79	16,729	10,766
Employee share-based compensation		2,749	7,431	7,208
Finance cost – net		20,204	13,742	8,564
Costs in respect of disputes		5,305	—	—
Fair value movement in warrants		(4,961)	1,132	—
Net gains on disposals		(3,564)	(964)	(24,014)
Share listing and associated expenses		—	84,193	—
Negative goodwill from acquisition of a subsidiary		—	—	(7,896)
Gain on the debt restructuring		—	—	(7,380)
Change in inventories		8,528	(28,514)	(11,890)
Change in trade receivables		2,905	(10,541)	(11,275)
Change in trade payables		5,462	14,963	1,298
Change in other operating assets and liabilities		2,435	15,237	(7,076)
Income tax paid		(1,133)	(189)	(856)

Net cash used in operating activities		(57,891)	(80,851)	(73,088)

Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets		(42,710)	(24,703)	(9,876)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	34	4,443	2,904	25,115
Purchase of financial assets at fair value through profit or loss		(348)	—	—
Acquisition of a subsidiary, net of cash acquired		—	—	(8,893)

Net cash (used in) / generated from investing activities		(38,615)	(21,799)	6,346

Financing activities
Proceeds from shareholders’ capital injection		—	—	92,180
Proceeds from the Reverse Recapitalization		—	183,426	—
Payments of transaction costs related to the Reverse Recapitalization		—	(11,217)	—
Proceeds from financing fund		36,541	24,022	—
Proceeds from borrowings		153,319	190,729	176,174
Repayments of borrowings		(117,552)	(225,017)	(116,587)
Repayments of lease liabilities		(31,352)	(34,706)	(35,105)
Payment of borrowings interest		(5,115)	(15,808)	(1,521)
Payment of lease liabilities interest		(7,178)	(6,658)	(5,586)
Capital contribution from non-controlling interests		5,645	172	1,610
Changes in ownership interest in a subsidiary without change of control		(177)	(6)	(1,100)

Net cash generated from financing activities	34	34,131	104,937	110,065

Net change in cash and cash equivalents		(62,375)	2,287	43,323
Cash and cash equivalents less bank overdrafts at the beginning of the year		91,749	88,658	44,171
Effect of foreign exchange differences on cash and cash equivalents		(1,524)	804	1,164

Cash and cash equivalents less bank overdrafts at the end of the year		27,850	91,749	88,658

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Consolidated statements of changes in equity
For the years ended December 31, 2023, 2022 and 2021

		Attributable to owners of the Company					Non-controlling interests	Total equity
(Euro thousands)	Notes	Issued capital	Treasury shares	Other Reserves	Accumulated losses	Total

Balance at January 1, 2021		289,165	—	81,198	(158,974)	211,389	39,006	250,395

Comprehensive loss
Loss for the year		—	—	—	(65,354)	(65,354)	(11,098)	(76,452)
Currency translation difference		—	—	(6,355)	—	(6,355)	(1,257)	(7,612)
Net actuarial losses from defined benefit plans		—	—	(405)	—	(405)	(33)	(438)

Total comprehensive loss		—	—	(6,760)	(65,354)	(72,114)	(12,388)	(84,502)

Transactions with owners
Capital injection from shareholders	29	50,091	—	67,124	—	117,215	—	117,215
Employee share-based compensation	32	3	(3)	7,208	—	7,208	—	7,208
Capital contribution from non-controlling interests		—	—	566	—	566	1,044	1,610
Changes in ownership interest in subsidiaries without change of control		—	—	124	—	124	(1,224)	(1,100)

Total transactions with owners		50,094	(3)	75,022	—	125,113	(180)	124,933

Balance at December 31, 2021		339,259	(3)	149,460	(224,328)	264,388	26,438	290,826

Balance at January 1, 2022		339,259	(3)	149,460	(224,328)	264,388	26,438	290,826

Comprehensive loss
Loss for the year		—	—	—	(218,290)	(218,290)	(21,461)	(239,751)
Currency translation difference		—	—	(1,011)	—	(1,011)	(605)	(1,616)
Net actuarial gains from defined benefit plans		—	—	1,261	—	1,261	552	1,813

Total comprehensive loss		—	—	250	(218,290)	(218,040)	(21,514)	(239,554)

Transactions with owners
Capital injection from shareholders	29	18,569	(25,023)	6,454	—	—	—	—
Employee share-based compensation	32	—	—	7,431	—	7,431	—	7,431
Capital contribution from non-controlling interests		—	—	—	—	—	172	172
Changes in ownership interest in a subsidiary without change of control		—	—	(396)	—	(396)	390	(6)
Issuance of ordinary shares upon Reverse Recapitalization (refer to Note 1 for definition), net of issuance costs		(357,828)	3	599,762	—	241,937	—	241,937

Total transactions with owners		(339,259)	(25,020)	613,251	—	248,972	562	249,534

Balance at December 31, 2022		*	(25,023)	762,961	(442,618)	295,320	5,486	300,806

Balance at January 1, 2023		*	(25,023)	762,961	(442,618)	295,320	5,486	300,806

Comprehensive loss
Loss for the year		—	—	—	(129,313)	(129,313)	(16,940)	(146,253)
Currency translation difference		—	—	3,333	—	3,333	776	4,109
Net actuarial losses from defined benefit plans		—	—	(761)	—	(761)	(490)	(1,251)

Total comprehensive loss		—	—	2,572	(129,313)	(126,741)	(16,654)	(143,395)

Transactions with owners
Capital injection from shareholders	29	*	(40,382)	40,382	—	—	—	—
Employee share-based compensation	32	—	—	2,749	—	2,749	—	2,749
Capital contribution from non-controlling interests		—	—	—	—	—	5,645	5,645
Changes in ownership interest in a subsidiary without change of control		—	—	(1,987)	—	(1,987)	1,810	(177)

Total transactions with owners		*	(40,382)	41,144	—	762	7,455	8,217

Balance at December 31, 2023		*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628

*	Amount less than € 1,000.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021

1.	General information
Lanvin Group Holdings Limited (the “Company” or “LGHL”) is domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.
The Company was formed to facilitate the public listing and additional capitalization (referred to collectively as the “Reverse Recapitalization”) of Fosun Fashion Group (Cayman) Limited (“FFG”) and its subsidiaries (together referred to as “FFG Group”). FFG Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John , and high-end
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
These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Group on April 30, 2024.
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
2.3 Going concern
For the year ended December 31, 2023, the Group has incurred operating losses of
€
122.42
million (2022:
€
225.32 million) and net losses of
€
146.25
million (2022:
€
239.75 million). The Group
had net current liabilities of €
82.29
million and
an accumulated losses of
€
571.93
million as of December 31, 2023 (December 31, 2022:

€
442.62 million).
Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing as disclosed in
these consolidated financial statements. The Group has funded operations primarily with issuances of preferred shares, long-term debt and net proceeds from revenues.
The Consolidated Financial Statements have been prepared on a going concern basis that one of the Group’s shareholders, Fosun International Limited, will continue to provide adequate support for the Group to meet its strategic growth plan underlying its business forecast and obligations as they become due for at least 36 months from the issuance date of these financial statements.

3.	Summary of significant accounting policies
3.1 Changes in accounting policies
New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2023

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 17 Insurance Contracts	January 1, 2023
IAS 1 Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	January 1, 2023
IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	January 1, 2023
IAS 8 Definition of Accounting Estimates	January 1, 2023
IAS 12 International Tax Reform- Pillar Two Model Rules (Amendments to IAS 12)	May 23, 2023
Except as described below, the introduction of these amendments did not have any material effect on these Consolidated Financial Statements.
Amendments to IAS 12- Deferred Tax related to Assets and Liabilities arising from a Single Transaction:
Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction narrow the scope of the initial recognition exception in IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognise a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for temporary differences arising from these transactions.
Upon the application of the amendments, the Group has determined the temporary differences arising from right-of-use assets and lease liabilities separately, which have been reflected in the reconciliation disclosed in the financial statements. However, they did not have any material impact on the overall deferred tax balances presented in the consolidated statement of financial position as the related deferred tax balances qualified for offsetting under IAS 12.
Amendments to IAS 12- International Tax Reform- Pillar Two Model Rules
Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The amendments also introduce disclosure requirements for the affected entities to help users of the financial statements better understand the entities’ exposure to Pillar Two income taxes, including the disclosure of current tax related to Pillar Two income taxes separately in the periods when Pillar Two legislation is effective and the disclosure of known or reasonably estimable information of their exposure to Pillar Two income taxes in periods in which the legislation is enacted or substantively enacted but not yet in effect. The Group has applied the amendments and the mandatory temporary exception retrospectively. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates, and the legislation will be effective for the Group’s financial year beginning 1 January 2024.
The Group is in scope of the new tax legislation. However, the legislations in certain jurisdictions were enacted close to the reporting date or have not yet been enacted. Therefore, the Group is still in the process of assessing the potential impact to Pillar Two income taxes.
New standards, amendments and interpretations not yet effective
At the date of authorization of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB. None of these Standards or amendments to existing Standards have been adopted early by the Group.

New IFRS Standards and Amendments to existing standards	Effective date
IAS 1 Non-current Liabilities with Covenants (Amendments to IAS 1)	January 1, 2024
IAS 1 Classification of Liabilities as Current or Non-current (Amendments to IAS 1)	January 1, 2024
IFRS 16 Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	January 1, 2024
IAS 7 and IFRS 7 Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)	January 1, 2024
IAS 21 Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025
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
The principal foreign currency exchange rates used by the Group to translate other currencies into Euro, were as follows:

	2023		2022		2021
	At December 31	Average	At December 31	Average	At December 31	Average
CNY	7.8592	7.6352	7.4229	7.0714	7.2197	7.6372
CHF	0.9336	0.9709	0.9841	1.0036	1.0347	1.0818
GBP	0.8693	0.8694	0.8843	0.8519	0.8389	0.8603
HKD	8.6727	8.4863	8.3095	8.2390	8.8304	9.1986
INR	91.9420	88.9784	88.1789	82.5907	84.3226	87.5124
JPY	156.5266	151.4929	141.7666	137.7370	130.2725	129.8404
MXN	18.7952	19.1355	20.7529	21.0553	23.1683	24.0754
SEK	11.0537	11.4722	11.1472	10.6281	10.2407	10.1418
SGD	1.4616	1.4524	1.4321	1.4499	1.5303	1.5902
USD	1.1096	1.0841	1.0658	1.0521	1.1324	1.1835

3.4 Scope of consolidation
Lanvin Group Holdings Limited is the parent company of the Group and holds, directly or indirectly, interests in the Group’s subsidiaries. The Group’s scope of consolidation at December 31, 2023 and 2022 was as follows:

Company	Registered office	Nominal value of registered capital	% of Group
			2023	2022
Fosun Fashion Group (Cayman) Limited	Grand Cayman, Cayman Islands	Euro50,000	100.00	100.00
Fosun Fashion Investment Holdings (HK) Limited	Hong Kong, P.R.C.	HKD100	100.00	100.00
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Shanghai, P.R.C.	USD500,000	100.00	100.00
SJK Investment Holdings Limited	Grand Cayman, Cayman Islands	USD1,000	100.00	100.00
FFG Investment (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brand Management Co., Limited	Hong Kong, P.R.C.	HKD31,878	100.00	100.00
Luminary Talent Limited	Hong Kong, P.R.C.	HKD1	100.00	100.00
FFG Lily (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
FFG Wisdom (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brands Management Co., Limited	Shanghai, P.R.C.	CNY48,805,000	80.00	100.00
Virtuoso Investment Holdings Luxembourg S.à r.l.	The Grand Duchy of Luxembourg	Euro12,500	100.00	100.00
FFG Lucky SAS	Paris, France	Euro1	100.00	100.00
Fosun Fashion (Hainan) Industry Development Co., Ltd.	Hainan, P.R.C.	USD2,000,000	100.00	100.00
Shanghai Fulang Brand Management (Group) Co., Ltd.	Shanghai, P.R.C.	USD3,000,000	100.00	100.00
Oasis Fashion Holdings Limited	Hong Kong, P.R.C.	HKD100	100.00	100.00
LANVIN GROUP S.R.L.	Milan, Italy	Euro10,000	100.00	100.00
Lanv Fashion Pte. Ltd.	Singapore	SGD1	100.00	100.00
Lanvin Group Fashion (America) Inc.	Newark, U.S.A.	USD20	100.00	100.00
Lanvin Group Fabric Development Technology (Haining) Co., Ltd.	Haining, P.R.C.	CNY1,000,000	60	N.A.
Fulang (Zhuhai Hengqin) Fashion Industry Development Co., Ltd.	Zhuhai, P.R.C.	USD2,000,000	100.00	N.A.
Arpège SAS	Paris, France	Euro91,135,692	95.27	94.28
Wolford AG	Breagaz, Austria	Euro46,337,596.8	61.02	58.45
Raffaele Caruso S.p.A	Soragna, Italy	Euro2,937,145	100.00	100.00
St. John Knits International, Incorporated	Delaware, U.S.A.	USD379,547	96.95	96.95
Sergio Rossi S.p.A	San Mauro Pascoli, Italy	Euro44,084,197	99.09	99.03
JEANNE LANVIN	Paris, France	Euro16,297,330	95.27	94.28
LANVIN MONTE-CARLO	Monaco, Monaco	Euro150,000	95.17	94.19
Lanvin Inc.	New York, U.S.A.	USD12,028,400	95.27	94.28
L3F CROISETTE	Paris, France	Euro20,000	95.27	94.28
L1 Bal Harbour LLC	Miami, U.S.A.	USD1,000	95.27	94.28
L2 Crystals LLC	Las Vegas, U.S.A.	USD1,000	95.27	94.28
L3 Madison LLC	New York, U.S.A.	USD1,000	95.27	94.28
L4 Rodeo Drive LLC	Beverly Hills, U.S.A.	USD1,000	95.27	94.28
L5 US ECOM LLC	New York, U.S.A.	USD1,000	95.27	94.28
L6 MADISON, LLC	New York, U.S.A.	USD1,000	95.27	94.28
L7 Chicago LLC	Chicago, U.S.A.	USD1,000	N.A.	94.28
L8 South Coast Plaza LLC	Costa Mesa, U.S.A.	USD1,000	95.27	94.28
L1 SPIGA Srl	Milan, Italy	Euro46,587	95.27	94.28
L1 Outlet Srl	San Remo, Italy	Euro10,000	95.27	94.28
LANVIN JAPAN K.K.	Tokyo, Japan	JPY100,000,000	95.27	94.28
LANVIN ASIA PACIFIC LIMITED	Hong Kong, P.R.C.	HKD12,000,000	95.27	94.28
Lans Atelier (SHANGHAI) Trading Co., Ltd.	Shanghai, P.R.C.	USD50,000,000	95.27	94.28
LANVIN MACAU LIMITED	Macao, P.R.C.	MOP25,000	95.27	94.28
LANVIN TAIWAN Ltd.	Taipei, P.R.C.	TWD31,000,000	95.27	94.28
LANVIN LIMITED	London, U.K.	GBP1	95.27	94.28
Jeanne Lanvin GmbH	Munich, Germany	Euro675,000	N.A.	94.28
LANVIN JAPAN SERVICE K.K.	Tokyo, Japan	JPY3,000,000	N.A.	N.A.
LANVIN HONG KONG LIMITED	Hong Kong, P.R.C.	HKD1	95.27	N.A.
Oriental Bright Investment (BVI) Limited	Tortola, British Virgin Islands	USD1	95.27	N.A.
Wolford Beteiligungs GmbH	Bregenz, Austria	Euro35,000	N.A.	58.45
Wolford proizvodnja in trgovina d.o.o.	Murska Sobota, Slovenia	Euro500,000	61.02	58.45
Wolford Deutschland GmbH	Bielefeld, Germany	Euro260,000	61.02	58.45
Wolford (Schweiz) AG	Opfikon, Switzerland	CHF200,000	61.02	58.45
Wolford London Ltd.	London, U.K.	GBP100,000	61.02	58.45
Wolford Paris S.A.R.L.	Paris, France	Euro1,525,000	61.02	58.45
Wolford Italia S.r.l.	Mailand, Italy	Euro500,000	61.02	58.45
Wolford España S.L.	Madrid, Spain	Euro60,000	61.02	58.45
Wolford Scandinavia ApS	Kopenhagen, Danmark	DKK800,000	61.02	58.45
Wolford America, Inc.	New York, U.S.A.	N.A.	61.02	58.45

Company	Registered office	Nominal value of registered capital	% of Group
			2023	2022
Wolford Nederland B.V.	Amsterdam, Netherlands	Euro50,000	61.02	58.45
Wolford Canada Inc.	Vancouver, Canada	CAD100	61.02	58.45
Wolford Asia Limited	Hong Kong, P.R.C.	HKD2,850,000	61.02	58.45
Wolford Belgium N.V.	Antwerpen, Belgium	Euro124,000	61.02	58.45
Wolford (Shanghai) Trading Co., Ltd.	Shanghai, P.R.C.	Euro3,000,000	61.02	58.45
Wolford Berangere	Paris, France	Euro7,622	61.02	58.45
St. John Knits, Inc.	California, U.S.A.	USD379,547.46	96.95	96.95
ST. JOHN ASIA LIMITED	Hong Kong, P.R.C.	HKD1,000,000	96.95	96.95
St. John Canada Corporation	Nova Scotia, Canada	N.A.	96.95	96.95
St. John China Limited	Hong Kong, P.R.C.	HKD100	96.95	96.95
St. John China Holdings Limited	Hong Kong, P.R.C.	USD35,000,000	77.56	77.56
St. John (Shanghai) Trading Co., Ltd.	Shanghai, P.R.C.	USD7,000,000	77.56	77.56
St. John de Mexico S.A. de C.V.	Tijuana Baja, Mexico	PES50,000	96.95	96.95
Shanghai Caruso Trading Co., Ltd.	Shanghai, P.R.C.	CNY1,000,000	N.A.	100.00
Sergio Rossi Retail s.r.l.	San Mauro Pascoli, Italy	Euro30,000	99.09	99.03
Sergio Rossi USA Inc.	New York, U.S.A.	USD150,000	99.09	99.03
Sergio Rossi UK Limited	London, U.K.	GBP2,350,000	99.09	99.03
Sergio Rossi Japan Limited	Tokyo, Japan	JPY100,000,000	99.09	99.03
Sergio Rossi Hong Kong Limited	Hong Kong, P.R.C.	HKD99,582,000	99.09	99.03
Sergio Rossi Shanghai Trading Limited	Shanghai, P.R.C.	Euro10,600,000	99.09	99.03
Sergio Rossi Deutschland GmbH	München, Germany	Euro25,000	99.09	99.03
3.5 Property, plant and equipment
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

3.6 Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognised.
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
Brands and trademark with indefinite useful life
Brands and trademark with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently if facts or circumstances indicate that the asset may be impaired.
Intangible assets with a finite useful life
Identifiable
non-monetary
assets without physical substance, controlled by the Group and capable of producing future economic benefits are recognized as intangible assets.
Intangible assets with a finite useful life include trademarks and patents and software.
Trademarks and patents
Trademarks and patents with a finite useful life are recognized at cost or at the value attributed upon acquisition and include the cost of trademark registration in the various countries in which the Group operates, assuming there are no risks or limitations on control over their use.
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
and
re-considered
when a significant event or a change occurs in the circumstances that are under the control of the Group and this will influence the assessment of the reasonable certainty of the exercise options. Low-value contracts (the price of the asset, when new and recognized on a single component basis approach, is less than
€
5,000) and leases whose lease term is shorter than 12 months are not in the scope of “IFRS 16 Leases”, so they are recognized through profit or loss on a straight-line basis over the lease term. Purely variable rent, typically linked to sales without a guaranteed minimum, is excluded too from the scope of application of such standard.
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
3.9 Impairment of non-current assets
The Group continuously monitors its operations to assess whether there is any indication that its non-current assets are impaired, including goodwill, brands with an indefinite useful life, other intangible assets, property, plant and equipment and right-of-use assets.
For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of a related business combination and represent the lowest level within the Group at which management monitors goodwill.
Cash-generating units to which goodwill and intangible asset that has an indefinite useful life has been allocated (determined by the Group’s management as equivalent to its operating segments) are tested for impairment at least annually, or whenever events or circumstances indicate that an impairment loss is likely. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
If impairment indicators are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs to sell and value in use, as calculated based on an estimate of the future cash flows expected to derive from the cash-generating unit tested for impairment. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit to which the asset belongs.
An impairment loss is recognized in profit or loss for the period whenever the recoverable amount is lower than its book value. An impairment loss recognized for goodwill is never reversed in subsequent years.
Impairment losses for cash-generating units reduce first the carrying amount of any goodwill allocated to the cash-generating unit. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit.
With the exception of goodwill, all assets are subsequently reassessed for indications an impairment loss previously recognised may no longer exist. An impairment loss is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

3.10 Financial instruments
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

3.1
1
 Financial liabilities
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
3.12 Warrant liabilities
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
3.13 Cash and bank balances
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
3.14 Trade receivables and payables
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

3.15 Inventories
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
3.16 Employee benefits
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

3.17 Provisions for risks and charges
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
3.18 Share Capital
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

3.19 Revenue recognition
Revenue mainly comprises sales of goods, together with income from royalties of operating licenses.
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

3.20 Personnel costs
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
3.21 Advertising and promotion expenses
Advertising and promotion expenses include the costs of producing advertising media, purchasing media space, manufacturing samples, publishing catalogs and, in general, the cost of all activities designed to promote the Group’s brands and products.
Advertising and promotion expenses are recorded within marketing and selling expenses upon receipt or production of goods or upon completion of services rendered.
3.22 Government grants
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
3.23 Equity-settled share-based payments
The Group’s management operates an equity-settled, share-based compensation plan, under which the entity receives services from directors and employees of the Group as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instrument granted:

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
3.24 Income taxes
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

3.25 Earnings/(loss) per share
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
3.26 Segment information
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Group’s chief executive officer (the Chief Operating Decision Maker or “CODM”). All inter-segment
transfers are carried out at arm’s length prices based on prices charged to unrelated customers in stand-alone sales of identical goods or services.
3.27
Non-underlying
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
3.28 Rounding of amount
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
The following table provides a reconciliation of the Group’s cash net of debt:

	At December 31,
(Euro thousands)	2023	2022
Cash and cash equivalents	28,130	91,897

Non-current borrowings	(32,381)	(18,115)
Current borrowings	(35,720)	(15,370)

Borrowings	(68,101)	(33,485)

Bank overdrafts	(280)	(148)

Cash net of debt	(40,251)	58,264

The ratio of cash net of debt to total consolidated equity was as follows:

	At December 31,
(Euro thousands)	2023	2022
Cash net of debt	40,251	(58,264)
Total equity	165,628	300,806

Total capital	205,879	242,542

Gearing ratio	20%	(24%)

4.2 Fair value estimation
The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2023 and 2022.

	At December 31,
(Euro thousands)	2023	2022
Assets
Other non-current assets
- Financial assets at fair value through profit or loss
Level 1	1,075	1,028
Level 3	1,585	1,347

	2,660	2,375

Liabilities
Other current liabilities
- Warrant liabilities
Level 1	2,612	5,826
Level 3	1,429	3,176

	4,041	9,002

Financial assets at fair value through profit or loss included in Level 1 are publicly listed investment fund shares and included in Level 3 are non-listed
investment fund shares, the fair value of which are determined using a valuation model for which not all inputs are market observable rates.
Warrant liabilities included in Level 1 are public warrants with using of an observable market quote in an active market and included in Level 3 are private placement warrants with using a Black-Scholes Model.
During the years ended December 31, 2023 and 2022, there are no transfers among levels of the fair value hierarchy used in measuring the fair value of financial instruments, and also no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.
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

	At December 31, 2023		At December 31, 2022
(Euro thousands)	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%	Increase / (decrease) in loss before tax if Euro strengthens by 5%	Increase / (decrease) in loss before tax if Euro weakens by 5%
USD	(12,046)	12,046	(7,610)	7,610
CNY	72	(72)	138	(138)
HKD	(256)	256	1	(1)
GBP	136	(136)	108	(108)
JPY	(1,094)	1,094	148	(148)

Total	(13,188)	13,188	(7,215)	7,215

Interest rate risk
The Group does not have any significant interest-bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 23 and 24 respectively.
The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s borrowings with floating interest rates. The Group’s policy is to manage its interest cost using a mix of fixed and variable rate debts. As at December 31, 2023, approximately
71
% (December 31, 2022: 42%) of the Group’s interest-bearing borrowings bore interest at fixed rates.
The following table demonstrates the sensitivity to a reasonably possible change in interest rate, with all other variables held constant, of the Group’s loss before tax (through the impact on floating rate borrowings).

(Euro thousands)	Increase/(decrease) in basis points	Increase/(decrease) in loss before tax
2023	100	195
	(100)	(195)
2022	100	253
	(100)	(253)

(b)	Credit risk
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
With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.
The following table provides the aging of trade receivables:

(Euro thousands)	Not yet due	0-90 days overdue	90-180 days overdue	>180 days overdue	Total
Trade receivables, gross	30,738	8,602	4,552	7,948	51,840
Loss allowance	—	(199)	(536)	(5,448)	(6,183)

Total trade receivables at December 31, 2023	30,738	8,403	4,016	2,500	45,657

Trade receivables, gross	33,279	10,616	4,618	6,566	55,079
Loss allowance	—	(118)	(286)	(5,807)	(6,211)

Total trade receivables at December 31, 2022	33,279	10,498	4,332	759	48,868

(c)	Liquidity risk
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
As of December 31, 2023, the Group has undrawn cash credit lines of
$
13
million (December 31, 2022:
$
13 million) available at banks.
The table below analysis the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at December 31, 2023
	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	20,907	57,669	—	—	78,576
Other current liabilities	8,758	88,527	—	—	97,285
Lease liabilities	—	37,824	58,685	70,867	167,376
Bank overdrafts	280	—	—	—	280
Borrowings	—	35,720	21,794	10,587	68,101

	29,945	219,740	80,479	81,454	411,618

	As at December 31, 2022
	On demand	Less than 1 year	1 to 3 years	Over 3 years	Total
Trade payables	34,477	38,637	—	—	73,114
Other current liabilities	29,704	35,238	—	—	64,942
Lease liabilities	—	38,029	55,008	63,589	156,626
Bank overdrafts	148	—	—	—	148
Borrowings	—	15,370	6,503	11,612	33,485

	64,329	127,274	61,511	75,201	328,315

5.	Use of estimates
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
The Group determined that PCAC does not meet the definition of a “business” pursuant to IFRS 3 - Business Combinations (“IFRS 3”), hence the transaction is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of FFG’s equity instruments deemed issued to PCAC shareholders (measured based on the closing price of PCAC’s shares of
$
9.90 per share on December 14, 2022) over the fair value of identifiable net assets of PCAC represents a service for listing amounting to
€
74.54 million and was accounted for as a share-based payment expensed as incurred.
Details of the share listing expenses are set out below:

(Euro thousands)
10.64 million of LGHL shares	99,201
Net assets of PCAC	(24,661)

IFRS 2 Expense on the Closing Date	74,540

Breakdown of the net cash proceeds from the Reverse Recapitalization is set out below:

(Euro thousands)
Proceeds from the Reverse Recapitalization	183,426
Payments of transaction costs related to the Reverse Recapitalization	(11,217)

Net cash proceeds from the Reverse Recapitalization	172,209

The Reverse Recapitalization has also involved:

•
at the Closing Date and immediately prior to the Reverse Recapitalization, LGHL effected a share subdivision and redesignation such that each authorized, issued and unissued share of LGHL of a par value of $1.00 is sub-divided
on a 1,000,000:1 basis into 1,000,000 shares of LGHL of a par value $0.000001 each and a re-designation
of shares such that the authorized share capital of LGHL is $50,000 divided into 49,984,999,999 LGHL ordinary shares with a par value of $0.000001 each, 15,000,000 LGHL non-voting
ordinary shares with a par value of $0.000001 each and one LGHL convertible preference share with a par value of $0.000001 each;

•
additional capitalization by way of the issuance of LGHL shares to third party investors on December 14, 2022, pursuant to investment commitments in previously agreed subscription agreements in which the investors committed to subscribe for and purchase 15,327,225 LGHL ordinary shares (see Note
29
) for an aggregate purchase price of
$
153.27 million; and

•
Costs of approximately
€
85.76 million related to the Reverse Recapitalization include (i) the
€
74.54 million described in the table above; (ii) a total of
€
11.22 million share listing and associated expenses consisting primarily of advisory, banking, printing, legal, and accounting fees, of which
€
1.57 million were recognized directly within equity and
€
9.65 million were recognized in the consolidated statement of profit or loss for the year ended December 31, 2022.

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

The following tables summarize selected financial information by segment for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31, 2023
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	111,725	126,280	39,202	90,398	58,186	387	—	426,178
Intra-Group sales	15	—	809	—	1,332	10,158	(12,314)	—

Total revenue	111,740	126,280	40,011	90,398	59,518	10,545	(12,314)	426,178
Cost of sales	(47,193)	(42,941)	(28,660)	(33,024)	(29,083)	(414)	6,079	(175,236)

Gross profit	64,547	83,339	11,351	57,374	30,435	10,131	(6,235)	250,942

Loss from operations before non-underlying items								(118,557)
Non-underlying items								(3,858)
Finance cost – net								(20,431)

Loss before income tax								(142,846)
Income tax benefits								(3,407)

Loss for the year								(146,253)

Other segment information
Depreciation and amortization	15,115	14,190	1,152	10,071	6,254	164	—	46,946
Of which: Right-of-use assets	9,714	11,979	665	7,193	3,449	—	—	33,000
Other	5,401	2,211	487	2,878	2,805	164	—	13,946
Provisions and impairment losses	(6,309)	7,611	344	1,492	1,077	(4,136)	—	79

	For the year ended December 31, 2022
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	119,772	125,514	29,696	85,884	61,172	274	—	422,312
Intra-Group sales	75	—	1,123	—	757	10,673	(12,628)	—

Total revenue	119,847	125,514	30,819	85,884	61,929	10,947	(12,628)	422,312
Cost of sales	(59,334)	(39,286)	(23,672)	(33,242)	(30,881)	(101)	2,148	(184,368)

Gross profit	60,513	86,228	7,147	52,642	31,048	10,846	(10,480)	237,944

Loss from operations before non-underlying items								(142,267)
Non-underlying items								(83,057)
Finance cost – net								(14,556)

Loss before income tax								(239,880)
Income tax expenses								129

Loss for the year								(239,751)

Other segment information
Depreciation and amortization	11,734	15,671	1,045	11,060	6,082	218	—	45,810
Of which: Right-of-use assets	7,415	12,357	664	8,111	4,091	—	—	32,638
Other	4,319	3,314	381	2,949	1,991	218	—	13,172
Provisions and impairment losses	7,709	5,127	(442)	3,257	1,103	(25)	—	16,729

	For the year ended December 31, 2021
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Sergio Rossi	Other and holding companies	Eliminations and Unallocated	Group Consolidated
Segment results
Sales outside the Group	72,872	109,332	24,646	73,094	28,737	141	—	308,822
Intra-Group sales	—	—	49	—	—	6,827	(6,876)	—

Total revenue	72,872	109,332	24,695	73,094	28,737	6,968	(6,876)	308,822
Cost of sales	(38,844)	(30,262)	(20,246)	(34,107)	(15,418)	(83)	40	(138,920)

Gross profit	34,028	79,070	4,449	38,987	13,319	6,885	(6,836)	169,902

Loss from operations before non-underlying items								(108,014)
Non-underlying items								45,206
Finance cost – net								(9,313)

Loss before income tax								(72,121)
Income tax benefits								(4,331)

Loss for the year								(76,452)

Other segment information
Depreciation and amortization	11,231	14,229	1,089	12,025	2,944	66	—	41,584
Of which: Right-of-use assets	9,079	11,054	683	9,424	1,914	—	—	32,154
Other	2,152	3,175	406	2,601	1,030	66	—	9,430
Provisions and impairment losses	9,985	(440)	(992)	(221)	2,389	45	—	10,766

The following table summarizes
non-current
assets by geography at December 31, 2023 and 2022.

	At December 31,
(Euro thousands)	2023	2022
EMEA (1)	303,768	305,927
North America (2)	99,232	87,571
Greater China (3)	53,337	26,919
Other Asia (4)	11,549	14,188

Total non-current assets (other than deferred tax assets)	467,886	434,605

(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

8.	Revenue
The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.
Breakdown of revenue by sales channel:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Direct To Consumer (DTC)	247,013	247,460	186,813
Wholesale	161,516	164,359	116,417
Other	17,649	10,493	5,592

Total revenue by sales channel	426,178	422,312	308,822

Breakdown of revenue by geographic area:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
EMEA	201,871	205,715	148,197
North America	147,310	145,519	106,701
Greater China	53,188	48,876	42,518
Other Asia	23,809	22,202	11,406

Total revenue	426,178	422,312	308,822

9.	Expenses by nature

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Personnel costs	168,096	184,254	154,965
Raw materials, consumables and finished goods used	125,923	140,273	115,621
Changes in inventories of finished goods and work in progress	3,008	(13,337)	(14,997)
Freight and selling expenses	50,887	40,962	19,016
Depreciation and amortization	46,946	45,810	41,584
Professional service fees	41,406	43,614	29,562
Advertising and marketing expenses	36,248	32,162	26,590
Lease expenses	27,631	22,614	13,625
Studies and research expenses	6,345	11,916	8,552
Office expenses	6,289	5,916	4,111
Travel expenses	4,680	4,345	1,561
Net foreign exchange (gains) / losses	4,610	339	(10,489)
Taxes and surcharges	2,637	2,946	4,006
Provisions and impairment losses	79	16,729	10,766
Fair value changes on warrants	(4,961)	1,132	—
Other	24,911	24,904	12,363

Total expenses	544,735	564,579	416,836

Breakdown for personnel costs:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Salaries and wages	120,942	134,888	117,154
Social contributions and pension plans	30,908	26,930	19,403
Employee share-based compensation	2,749	7,431	7,208
Severance indemnities	4,333	2,613	3,260
Other benefits	9,164	12,392	7,940

Total personnel costs	168,096	184,254	154,965

Breakdown for lease expenses:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Variable lease payments	25,964	20,830	8,433
Expenses relating to short-term leases	1,374	1,347	4,339
Expenses relating to low-value leases	293	437	933
Rent concessions	—	—	(80)

Total lease expenses	27,631	22,614	13,625

The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.
Lease payments not required to be capitalized as
right-of-use
assets under IFRS 16 (short-term and
low-value
leases) are recognized as the expense is incurred.

Breakdown for provisions and impairment losses:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
(Write-off)/allowance of obsolete inventories	(5,555)	11,417	8,971
Provisions for trade and other receivables	200	1,617	669
Other provisions	(886)	983	1,349
Impairment/(reversal) of right-of-use assets	3,516	2,434	(430)
Impairment of property, plant and equipment	2,804	278	207

Total provisions and impairment losses	79	16,729	10,766

Impairment of property, plant and equipment and
right-of-use
assets primarily relate to impairment of leased stores.

10.	Non-underlying items
The
non-underlying
items included in the consolidated income statement are as follows:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Net gain on disposals	3,564	964	24,014
Government grants	2,850	172	6,177
Restructuring costs	(4,967)	—	—
Costs in respect of disputes	(5,305)	—	—
Cost related to the Reverse Recapitalization	—	(84,193)	—
Negative goodwill from acquisition of a subsidiary	—	—	7,896
Gain on debt restructuring	—	—	7,380
Other	—	—	(261)

Total non-underlying items	(3,858)	(83,057)	45,206

Non-underlying items included the net gains on disposals primarily related to disposal of long-term assets.
Non-underlying items included government grants primarily related to various grants and incentives given by local governments, based on the Group’s operations and developments in those regions.
The non-underlying restructuring costs primarily relate to organizational alignments. These changes aim to optimizing the organizations or processes. These expenses, as a result of the series of decisions, provide the Group with a lower cost base in addition to a stronger focus on the Group’s core activities, quicker decision-making and improvements to efficiency, service and quality.
The non-underlying cost in respect of disputes primarily related to the claims and legal proceedings the Group was involved that arise in certain non-
operating
transactions.
Costs related to the Reverse Recapitalization include (i) the excess of the fair value of LGHL ordinary shares issued as part of the Reverse Recapitalization and the fair value of PCAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of PCAC’s shares of
$
9.90 per share on December 14, 2022, and (ii) bank services, legal advisors and other consultancy services relating to the Reverse Recapitalization. For additional information related to the Reverse Recapitalization please refer to Note 6.
Non-underlying
items for the year ended December 31, 2021 included negative goodwill resulted from business combination of Sergio Rossi, and gain on debt restructuring resulted from debt restructuring deed.

11.	Finance cost – net
Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Finance income
- Net foreign exchange gains	—	5,354	2,379
- Interest income	310	121	7

Total finance income	310	5,475	2,386

Finance expenses
- Interest expense on lease liabilities	(7,178)	(6,658)	(5,586)
- Interest expense on borrowings	(12,417)	(12,438)	(5,357)
- Net foreign exchange losses	(609)	—	—
- Other	(537)	(935)	(756)

Total finance expenses	(20,741)	(20,031)	(11,699)

Total finance cost - net	(20,431)	(14,556)	(9,313)

12.	Income tax benefits / (expenses)
Income tax benefits / (expenses)

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Current taxes	(1,133)	(189)	(856)
Deferred taxes	(2,274)	318	(3,475)

Income tax benefits / (expenses)	(3,407)	129	(4,331)

Breakdown of difference between statutory and effective tax rates:
The effective tax rate is as follows:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Loss before tax	(142,846)	(239,880)	(72,121)
Total income tax benefits / (expenses)	(3,407)	129	(4,331)

Effective tax rate	(2.39)%	0.05%	(6.01)%

The reconciliation between the Group’s theoretical tax and its income taxes is presented in the table below:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Loss before tax	(142,846)	(239,880)	(72,121)
Group’s weighted theoretical tax (calculated in absolute values on the basis of subsidiaries’ pre-taxable income/loss)	37,970	57,651	18,420
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate a nd tax holidays	(8,474)	(2,458)	832
Taxes relating to prior years	(705)	111	1,629
Deferred tax assets not recognized	(34,038)	(55,686)	(25,462)
Other tax items	1,840	511	250

Total income tax benefits / (expenses)	(3,407)	129	(4,331)

Deferred tax assets and deferred tax liabilities
Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities.
Breakdown for deferred tax assets and deferred tax liabilities:

(Euro thousands)	At December 31, 2022	Increase from business combination	Recognized in profit or loss	Recognized in other comprehensive loss	Exchange difference and other	At December 31, 2023
Deferred tax assets arising on:
Employee benefits	1,600	—	(1,022)	392	(85)	885
Property plant and equipment	885	—	(572)	—	—	313
Deferred tax assets on rental contracts; if any	12,324	—	(1,200)	—	(26)	11,098
Intangible assets	2,447	—	(1,195)	—	—	1,252
Inventories	5,195	—	(1,231)	—	(30)	3,934
Provisions and accrued expenses	2,613	—	251	—	—	2,864
Receivables and other assets	159	—	550		—	709
Tax losses	191	—	(9)	—	—	182
Other	199	—	439	—	—	638

Total deferred tax assets	25,613	—	(3,989)	392	(141)	21,875

Deferred tax liabilities arising on:
Deferred tax liabilities on rental contracts; if any	8,316	—	147	—	(9)	8,454
Intangible assets	53,207	—	(1,213)	—	—	51,994
Receivables and other assets	139		(125)			14
Other	1,314	—	(524)	—	—	790

Total deferred tax liabilities	62,976	—	(1,715)	—	(9)	61,252

(Euro thousands)	At December 31, 2021	Increase from business combination	Recognized in profit or loss	Recognized in other comprehensive loss	Exchange difference and other	At December 31, 2022
Deferred tax assets arising on:
Employee benefits	2,266	—	(295)	(371)	—	1,600
Property plant and equipment	692	—	193	—	—	885
Deferred tax assets on rental contracts; if any	16,742	—	(4,548)	—	130	12,324
Intangible assets	3,262	—	(815)	—	—	2,447
Inventories	3,945	—	1,250	—	—	5,195
Provisions and accrued expenses	1,803	—	810	—	—	2,613
Receivables and other assets	402	—	(243)	—	—	159
Tax losses	1,940	—	(1,473)	—	(276)	191
Other	231	—	21	—	(53)	199

Total deferred tax assets	31,283	—	(5,100)	(371)	(199)	25,613

Deferred tax liabilities arising on:
Deferred tax liabilities on rental contracts; if any	14,213	—	(5,897)	—	—	8,316
Intangible assets	51,994	—	1,213	—	—	53,207
Receivables and other assets	945	—	(806)	—	—	139
Other	1,240	—	72	—	2	1,314

Total deferred tax liabilities	68,392	—	(5,418)	—	2	62,976

Each company in the Group decides to recognize deferred tax assets by assessing wheth er
the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts.
The Group applied Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) from January 1, 2023. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. Amounts as at December 31, 2022 for deferred tax assets on lease liabilities, deferred tax liabilities on right-of-use assets and deferred tax assets for other temporary differences have been restated.
The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(Euro thousands)	2023	2022
Expiry within 5 years	56,202	57,616
Expiry over 5 years	146,774	154,293
No expiration	838,358	712,965

Total tax losses carried forward	1,041,334	924,874

The Group’s management updated the deferred tax assets recognized on tax loss carry forward taking into consideration, for their recoverability, the macroeconomic scenario and the business developments of each of the Group’s companies.

13.	Loss per share
Basic and diluted loss per share were calculated as the ratio of net profit or loss attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
Basic and diluted net loss per share attributable to ordinary shares for the three years ended December 31, 2023 are calculated as follows (in thousands, except share and per share amounts):

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Net loss attributable to ordinary shares	(129,313)	(218,290)	(65,354)

Weighted-average shares outstanding-basic and diluted (thousand shares)	131,625	101,442	77,861

Net loss per share:
Basic and diluted (in Euro)	(0.98)	(2.15)	(0.84)

As the Group incurred net losses for the three years ended December 31, 2023, basic loss per share was the same as diluted loss per share.
In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.
The following potentially dilutive outstanding securities were excluded from the computation
of diluted loss per ordinary share because their effects would have been antidilutive for the three years ended December 31, 2023 or issuance of such s har
es is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At December 31,
(Thousand shares)	2023	2022	2021
Warrants	31,980	31,980	—
Treasury shares	65,405	25,023	8,651
Convertible preference shares	—	15,000	—

Total outstanding shares of potentially dilutive securities	97,385	72,003	8,651

F-
45

14.	Intangible assets

(Euro thousands)	Brands	Trademarks and patents	Software	Intangible assets in progress	Other	Total
Historical cost
At January 1, 2022	177,387	11,900	24,385	1,570	6,999	222,241
Additions	—	850	919	374	394	2,537
Transfer from construction in progress	—	719	—	(719)	—	—
Disposals	—	—	(602)	—	(690)	(1,292)
Net foreign exchange differences	—	17	2	—	—	19

At December 31, 2022	177,387	13,486	24,704	1,225	6,703	223,505
Additions	—	30,521	889	843	56	32,309
Transfer from construction in progress	—	—	1,201	(1,298)	97	—
Disposals	—	(24)	(287)	—	—	(311)
Net foreign exchange differences	—	(741)	(18)	—	(30)	(789)

At December 31, 2023	177,387	43,242	26,489	770	6,826	254,714

Amortization and impairment
At January 1, 2022	(5,053)	(9,805)	(22,824)	—	(3,325)	(41,007)
Amortization	—	(804)	(675)	—	(163)	(1,642)
Disposals	—	—	602	—	43	645
Net foreign exchange differences	—	(15)	(1)	—	—	(16)

At December 31, 2022	(5,053)	(10,624)	(22,898)	—	(3,445)	(42,020)
Amortization	—	(837)	(664)	—	(1,126)	(2,627)
Disposals	—	24	287	—	—	311
Net foreign exchange differences	—	43	18	—	—	61

At December 31, 2023	(5,053)	(11,394)	(23,257)	—	(4,571)	(44,275)

Carrying amount
At January 1, 2022	172,334	2,095	1,561	1,570	3,674	181,234

At December 31, 2022	172,334	2,862	1,806	1,225	3,258	181,485

At December 31, 2023	172,334	31,848	3,232	770	2,255	210,439

15.	Goodwill
Goodwill originated from acquisitions made by the Group and is attributable to the following operating segments:

	At December 31,
(Euro thousands)	2023	2022
Lanvin	45,931	45,931
Wolford	11,701	11,701
St. John	11,691	11,691

Total goodwill	69,323	69,323

16.	Impairment testing of intangible assets with indefinite useful lives
Brands and other intangible assets with indefinite useful lives as well as the goodwill arising on acquisition were subject to annual impairment testing. As described in Note 3.6, 3.7 and 3.9, these assets are generally valued on the basis of the present value of forecast cash flows determined in the context of multi-year business plans drawn up each fiscal year.
The value in use discounted cash flow is based on a
10-year
cash flow model. The Group uses a
10-year
rather than a
5-year
model as this accords with the Group’s long-term planning and business acquisition valuation methodology. The key judgments, estimates and assumptions used in the value in use discounted cash flow calculations are generally as follows:

•
In the first one or two years of the model, free cash flows are based on the Group’s strategic plan as approved by key management. The Group’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, cost, capital expenditure and working capital assumptions;

•
For the subsequent years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions as obtained from external sources;

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

The Group believes that all of its estimates are reasonable: they are consistent with the Group’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. As of December 31, 2023, the intangible assets with indefinite useful lives that are the most significant in terms of their carrying amounts and the criteria used for impairment testing are as follows:

	Goodwill		Brands			Long-term growth rate (bps)
December 31, 2023 (Euro thousands)	Net carrying amount	WACC (bps)	Net carrying amount	WACC (bps)	Royalty rate (bps)
Lanvin	45,931	1,384	100,906	1,484	700	168
Wolford	11,701	1,400	37,856	1,500	275	296
St. John	11,691	1,431	30,271	1,531	406	275
Sergio Rossi	—	N.A.	3,301	1,869	333	188

Total	69,323		172,334

	Goodwill		Brands			Long-term growth rate (bps)
December 31, 2022 (Euro thousands)	Net carrying amount	WACC (bps)	Net carrying amount	WACC (bps)	Royalty rate (bps)
Lanvin	45,931	1,445	100,906	1,645	518	129
Wolford	11,701	1,434	37,856	1,634	250	237
St. John	11,691	1,436	30,271	1,636	344	248
Sergio Rossi	—	N.A.	3,301	2,001	125	143

Total	69,323		172,334

The following table details the sensitivity of the impairment testing to
reasonably possible changes in key assumptions:

	At December 31, 2023 impairment loss due to					At December 31, 2022 impairment loss due to
	Goodwill		Brand			Goodwill		Brand
(Euro thousands)	WACC +10 bps	Long-term growth rate - 10 bps	WACC +10 bps	Long-term growth rate - 10 bps	Royalty Rate -10 bps	WACC +10 bps	Long-term growth rate - 10 bps	WACC +10 bps	Long-term growth rate - 10 bps	Royalty Rate -10 bps
Lanvin	3,781	1,601	1,070	372	1,656	3,810	1,522	1,002	310	2,236
Wolford	5,336	2,305	620	246	2,121	5,904	2,507	491	172	2,053
St. John	1,661	672	399	146	1,074	1,928	782	330	110	1,118
Sergio Rossi	N.A.	N.A.	54	16	265	N.A.	N.A.	23	6	334
The Group cannot predict whether an event that triggers impairment will occur, when it
will occur or how it will affect the value of the asset reported.

17.	Property, plant and equipment

(Euro thousands)	Land	Buildings	Machinery and equipment	Leasehold improvements	Office equipment	Tangible fixed assets in progress	Other	Total
Historical cost
At January 1, 2022	4,718	49,291	82,621	79,679	46,321	719	2,707	266,056
Additions	—	3,767	1,512	8,406	1,744	3,990	85	19,504
Disposals	—	(685)	(2,431)	(11,828)	(3,153)	—	(81)	(18,178)
Transfer from tangible fixed assets in progress	—	—	228	2,041	305	(2,574)	—	—
Net foreign exchange differences	92	675	2,567	1,996	741	9	21	6,101

At December 31, 2022	4,810	53,048	84,497	80,294	45,958	2,144	2,732	273,483
Reclassification	—	(19,342)	—	19,342	—	—	—	—
Additions	—	85	501	6,294	1,299	5,153	62	13,394
Disposals	—	(22)	(21,370)	(6,067)	(1,389)	(38)	(258)	(29,144)
Transfer from tangible fixed assets in progress	—	13	700	3,181	365	(4,265)	6	—
Net foreign exchange differences	(62)	(200)	(1,288)	(2,948)	(620)	(98)	(8)	(5,224)

At December 31, 2023	4,748	33,582	63,040	100,096	45,613	2,896	2,534	252,509

Depreciation and impairment
At January 1, 2022	—	(36,877)	(80,099)	(62,458)	(43,467)	—	(2,591)	(225,492)
Depreciation	—	(1,777)	(1,422)	(6,292)	(1,975)	—	(64)	(11,530)
Impairment losses	—	(332)	—	(283)	337	—	—	(278)
Disposals	—	593	2,389	10,276	2,747	—	51	16,056
Net foreign exchange differences	—	(510)	(2,552)	(1,758)	(599)	—	(19)	(5,438)

At December 31, 2022	—	(38,903)	(81,684)	(60,515)	(42,957)	—	(2,623)	(226,682)
Reclassification	—	16,233	—	(16,233)	—	—	—	—
Depreciation	—	(677)	(1,403)	(7,934)	(1,240)	—	(65)	(11,319)
Impairment losses	—	(2,242)	(16)	(400)	(146)	—	—	(2,804)
Disposals	—	18	21,334	5,537	1,053	—	258	28,200
Net foreign exchange differences	—	158	1,253	1,842	566	—	8	3,827

At December 31, 2023	—	(25,413)	(60,516)	(77,703)	(42,724)	—	(2,422)	(208,778)

Carrying amount
At January 1, 2022	4,718	12,414	2,522	17,221	2,854	719	116	40,564

At December 31, 2022	4,810	14,145	2,813	19,779	3,001	2,144	109	46,801

At December 31, 2023	4,748	8,169	2,524	22,393	2,889	2,896	112	43,731

18.
Right-of-use
assets

(Euro thousands)	Real estates	Other	Total net carrying amount
At January 1, 2022	117,830	945	118,775
Additions	17,762	506	18,268
Disposals	(3,309)	(149)	(3,458)
Depreciation	(32,065)	(573)	(32,638)
Impairment losses	(2,434)	—	(2,434)
Contract modifications	21,704	(11)	21,693
Net foreign exchange differences	1,514	11	1,525

At December 31, 2022	121,002	729	121,731
Additions	36,352	502	36,854
Disposals	(3,059)	(17)	(3,076)
Depreciation	(32,477)	(523)	(33,000)
Impairment losses	(3,516)	—	(3,516)
Contract modifications	13,356	(30)	13,326
Net foreign exchange differences	(3,462)	(4)	(3,466)

At December 31, 2023	128,196	657	128,853

19. Other
non-current
assets

	At December 31,
(Euro thousands)	2023	2022
Deposits of rental, utility and other	11,494	11,217
Financial assets at fair value through profit or loss	2,660	2,375
Other	1,386	1,673

Total other non-current assets	15,540	15,265

Other
non-current
assets include financial assets at fair value through profit or loss in accordance with IFRS 9. The losses in fair value recognized through profit or loss in the 2023 amounted to €
63 thousand (2022:
€

thousand gain).

20. Inventories

	At December 31,
(Euro thousands)	2023	2022
Raw materials, ancillary materials and consumables	16,527	18,931
Work-in-progress and semi-finished products	9,425	13,446
Finished goods	81,223	76,713
Other	9	4

Total inventories	107,184	109,094

The cost of inventories recognized as an expense in cost of sales amounted to
€
175,236 thousand and
€
184,368 thousand for the years ended December 31, 2023 and 2022 respectively.
For the years ended December 31, 2023, the net amount of €
5,555
thousand inventory impairment loss was reversed as the goods were sold at an amount in excess of the written-down value. For the years ended December 31, 2022, impairment loss recognized on inventories amounted €
11,417
thousand. The amount reversed or recognized was within cost of sales.
21. Trade receivables

	At December 31,
(Euro thousands)	2023	2022
Trade receivables	51,840	55,079
Loss allowance	(6,183)	(6,211)

Total trade receivables	45,657	48,868

The trade receivables are comprised essentially of receivables from wholesalers or agents, who are limited in number and with whom the Group maintains long-term relationships.
The following table provides a breakdown for the loss allowance:

	For the years ended December 31,
(Euro thousands)	2023	2022
At January 1,	6,211	6,308
Provisions	383	1,363
Write off	(334)	(1,551)
Net foreign exchange differences	(77)	91

At December 31,	6,183	6,211

For each of the fiscal years presented, no single customer accounted for more than 5% of the Group’s consolidated revenue. The present value of trade receivables is identical to its carrying amount.

22. Other current assets

(Euro thousands)	At December 31,
	2023	2022
Tax recoverable	7,078	10,164
Advances and payments on account to vendors	4,486	7,238
Prepaid expenses	5,374	6,205
Other receivable of royalties	4,147	751
Deposits of rental, utility and other	1,859	2,055
Other	2,706	4,054

Total other current assets	25,650	30,467

23. Cash and bank balances

(Euro thousands)	At December 31,
	2023	2022
Cash on hand	710	391
Bank balances	27,420	91,506

Total cash and bank balances	28,130	91,897

Cash and cash equivalents include cash on hand and bank balances.
The following table provides a reconciliation of cash and cash equivalents per cash flow statement:

(Euro thousands)	At December 31,
	2023	2022
Total cash and cash equivalents	28,130	91,897
Bank overdrafts	(280)	(148)

Net cash and cash equivalents per cash flow statement	27,850	91,749

24. Borrowings
The following table provides a breakdown for
non-current
and current borrowings:

	2023				2022
(Euro thousands)	Guaranteed	Secured	Unsecured	Total borrowings	Guaranteed	Secured	Unsecured	Total borrowings
At January 1,	11,037	8,283	14,165	33,485	12,457	7,840	46,474	66,771
Repayments	(3,270)	(104,248)	(10,034)	(117,552)	(1,440)	(112,559)	(111,018)	(225,017)
Proceeds	813	126,196	26,310	153,319	20	112,511	78,198	190,729
Net foreign exchange difference	—	(336)	(815)	(1,151)	—	491	511	1,002

At December 31,	8,580	29,895	29,626	68,101	11,037	8,283	14,165	33,485

Repayable:
- Within one year	3,364	12,517	19,839	35,720	3,284	8,283	3,803	15,370
- In the second year	3,166	4,234	—	7,400	3,337	—	—	3,337
- In the third year	1,250	13,144	—	14,394	3,166	—	—	3,166
- Over three years	800	—	9,787	10,587	1,250	—	10,362	11,612

	8,580	29,895	29,626	68,101	11,037	8,283	14,165	33,485
Portion classified as current liabilities	(3,364)	(12,517)	(19,839)	(35,720)	(3,284)	(8,283)	(3,803)	(15,370)

Non-current portion	5,216	17,378	9,787	32,381	7,753	—	10,362	18,115

As at December 31, 2023, borrowings amounted to
€
8,580 thousand (December 31, 2022:
€
11,037 thousand) were guaranteed by a third party, SACE S.p.A.,the Italian export credit agency.
As of December 31, 2023, the secured borrowings amounted to €21.6 million were owed to Meritz Securities Co., Ltd. (“Meritz”) (excluding accrued interest). On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and our shareholder Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (as novated, amended and restated by the novation, amendment and restatement agreement dated August 14, 2023 between Lanvin Hong Kong Limited as the new borrower, JLSA as the original borrower and new guarantor, LGHL as guarantor and Meritz as the lender, the “Facility”). JLSA used the Facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The Facility has a term of three years and bears a fixed interest of 9.10% per annum. The Facility is mainly secured by royalties to be paid by Itochu for selling Lanvin-branded licensed products in Japan. Lanvin Hong Kong Limited holds the right to receive such royalties, and its shares were also charged in favor of Meritz.
As at December 31, 2023, borrowings amounted to
€
29,895 thousand (December 31, 2022:
€
8,283 thousand) were secured by the pledge of assets with carrying values at the end of each reporting period as follows:

	At December 31,
(Euro thousands)	2023	2022
Pledge of assets:
- Inventories	15,938	20,333
- Property, plant and equipment	7,852	10,535
- Trade receivables	1,993	2,566
- Other current assets	1,168	2,786

At December 31,	26,951	36,220

Apart from the above, certain borrowings are guaranteed by two subsidiaries, namely St. John Knits, Inc. and St. John Canada Corporation as at December 31, 2023.
The unsecured borrowings are principally used for operation of the Group.
The borrowings at rates ranging from 4.55% to 11.76% (2022: 3.06% to 12.31%) per annum.

The main terms of the borrowings are detailed as follows:

				At December 31, 2023
Borrower	Interest rate	Terms	Expiry date	Of which current portion	Of which non- current portion
				(Euro thousands)
Fosun Fashion Group (Cayman) Limited	Fixed	6.00%	January 2024	1,081	—
Sergio Rossi S.p.A	Variable	Euribor 3m+4.50%	February 2024	1,186	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	June 2024	3,640	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	July 2024	94	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	August 2024	141	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	September 2024	109	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	October 2024	1,000	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	November 2024	4,000	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	November 2024	317	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	December 2024	6,605	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2024	168	—
Sergio Rossi S.p.A	Variable	ECB+6.00%	September 2025	864	666
Arpège SAS	Fixed	9.10%	March 2026	4,234	17,378
St. John Knits, Inc.	Variable	SOFR+6.75%	April 2024	8,283	—
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	2,500	3,750
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2027	—	9,787
Wolford AG	Variable	Euribor 3m+4.00%	June 2029	—	800
Other borrowings	Variable	4.55%-4.80%	Up to March 2024	1,498	—

Total				35,720	32,381

				At December 31, 2022
Borrower	Interest rate	Terms	Expiry date	Of which current portion	Of which non- current portion
				(Euro thousands)
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	January 2023	633	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	February 2023	75	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	March 2023	283	—
St. John Knits, Inc.	Variable	LIBOR+7.50%	April 2023	8,283	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	April 2023	296	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	May 2023	294	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	June 2023	317	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	July 2023	606	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	August 2023	269	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	September 2023	269	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	October 2023	263	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	November 2023	229	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2023	269	—
Sergio Rossi S.p.A	Variable	ECB+6.00%	September 2025	784	1,502
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	2,500	6,250
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2027	—	10,363

Total				15,370	18,115

25. Lease liabilities

(Euro thousands)	2023	2022
At January 1,	140,591	140,059
Additions due to new leases and store renewals	35,094	15,606
Interest expense	7,178	6,658
Repayment of lease liabilities (including interest expense)	(38,530)	(41,364)
Contract modifications	9,887	19,922
Disposals	(3,431)	(2,516)
Net foreign exchange differences	(5,020)	2,226

At December 31,	145,769	140,591

Of which:
Non-current	112,898	105,986
Current	32,871	34,605
In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.
The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

(Euro thousands)	Total contractual cash flows of lease liabilities	Year 1	Year 2	Year 3	Beyond
At December 31, 2023	167,376	37,824	32,651	26,034	70,867
At December 31, 2022	156,626	38,029	30,435	24,573	63,589

26. Provisions
The Provisions, which amount to
€
9,444 thousand in 2023 (2022:
€
7,125 thousand) represent management’s best estimate of the potential liabilities. In managements’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.
The following tables show the movement of the provisions in 2023 and 2022:

(Euro thousands)	Provisions for litigation	Provisions for contingencies and losses	Other provisions	Total provisions
At January 1, 2022	1,774	4,383	1,150	7,307
Of which current	—	2,476	665	3,141
Of which non-current	1,774	1,907	485	4,166
Provisions	991	1,060	364	2,415
Releases	(627)	(786)	(19)	(1,432)
Utilizations	—	(869)	(457)	(1,326)
Exchange differences	—	185	(24)	161

At December 31, 2022	2,138	3,973	1,014	7,125
Of which current	12	2,470	532	3,014
Of which non-current	2,126	1,503	482	4,111
Provisions	6,370	—	153	6,523
Releases	(1,181)	(893)	(30)	(2,104)
Utilizations	(12)	(1,080)	(814)	(1,906)
Exchange differences	(124)	(70)	—	(194)

At December 31, 2023	7,191	1,930	323	9,444

Of which current	5,181	954	135	6,270
Of which non-current	2,010	976	188	3,174
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

27. Employee benefits
The following table shows the employee benefits of the Group.

	At December 31,
(Euro thousands)	2023	2022
Post-employee benefits	13,596	12,543
Other long-term employee benefits	4,376	2,585

Total long-term employee benefits	17,972	15,128

The net balance of post-employee benefits as at December 31, 2023 is a liability of
€
13,596 thousand (
€
12,543 thousand as of December 31, 2022) and all the benefits are classified as defined-benefit plans.
The following table presents the changes in long-term employee benefits:

(Euro thousands)	Defined-benefit plan in Italy (TFR)	Defined-benefit plans in Austria	Other long-term employee benefits	Total
At January 1, 2022	2,997	13,019	2,448	18,464
Current service costs	61	547	546	1,154
Interest expenses	33	137	19	189
Actuarial losses in other comprehensive loss	(425)	(1,690)	(69)	(2,184)
Actuarial gains in profit or loss	—	—	(152)	(152)
Benefits paid	(305)	(1,565)	(137)	(2,007)
Contributions	—	(277)	(70)	(347)
Exchange differences	—	11	—	11

At December 31, 2022	2,361	10,182	2,585	15,128
Current service costs	26	782	127	935
Interest expenses	77	415	56	548
Actuarial gains in other comprehensive loss	12	1,653	(22)	1,643
Actuarial gains in profit or loss	—	—	(87)	(87)
Benefits paid	(186)	(1,615)	(116)	(1,917)
Contributions	—	(120)	1,833	1,713
Exchange differences	—	9	—	9

At December 31, 2023	2,290	11,306	4,376	17,972

The current service costs and interest expenses are recognized in the statement of profit or loss. The actuarial differences for other long-term employee benefits are also recognized in the statement of profit or loss.

The breakdown of the defined-benefit obligations by type of benefit plan is as follows:

	At December 31,
(Euro thousands)	2023	2022
Defined-benefit plan in Italy
- Italian leaving indemnities	2,290	2,361

Defined-benefit plans in Austria
- Severance payments	6,723	6,201
- Pensions liability	4,583	3,981

	11,306	10,182

Total defined-benefit obligations	13,596	12,543

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
As at December 31, 2023, the fair value of defined-benefit plans attributable to Group companies operating in the Austria is a net recognized commitment of
€
11.31 million (December 31, 2022:
€
10.18 million). It is detailed below:

	At December 31,
(Euro thousands)	2023	2022
Fair value of plan liabilities	12,660	11,612
Fair value of plan assets	(1,354)	(1,430)

Defined-benefit plans in Austria	11,306	10,182

The composition of the main plan assets on the reporting date is as follows:

	At December 31,
(Euro thousands)	2023	2022
Equity investments	634	666
Real estates	377	423
Bonds	127	137
Alternative investments	109	108
Liquid funds	107	96

Total plan assets	1,354	1,430

The main actuarial assumptions used are as follows:

	At December 31, 2023		At December 31, 2022
	Defined-benefit plan in Italy (TFR)	Defined-benefit plans in Austria	Defined-benefit plan in Italy (TFR)	Defined-benefit plans in Austria
Average duration of plan (years)	8.10~17.83	7.90~9.80	8.5~17.47	7.60~11.00
Discount rate	2.96%~3.67%	3.44%~3.51%	3.01%~3.86%	4.09%~4.16%
Inflation rate	1.59%~2.44%	N.A.	2.59%~4.53%	N.A.
Salary increase rate	2.50%	1.70%~8.00%	2.55%	3.00%~7.50%
For the demographic assumptions used in measuring the defined benefit liabilities, the figure used as a benchmark for the mortality rate is the standard one for each local population, broken down by age and gender, while for the staff turnover rate annual frequencies have been calculated based on the individual companies’ data.
With respect to the December 31, 2023 liability, a sensitivity analysis was performed on the main actuarial variables such as discount rate, salary changes and inflation rate. The analysis did not lead to significant changes in the liability, except for the sensitivity analysis conducted on the discount rate. A 100-basis-point decrease in the discount rate would result in a €1.64 million increase in the amount of the defined-benefit obligation as of December 31, 2023 (December 31, 2022: €1.20 million).
28. Other current liabilities

	At December 31,
(Euro thousands)	2023	2022
Financing fund	63,320	23,519
Payroll and employee benefits payables	20,750	23,443
Accrued expenses	18,544	22,292
Tax payables	10,285	9,561
Due to related companies	7,115	3,064
Customer advances	6,307	8,535
Warrant liabilities	4,041	9,002
Rental payable	238	1,063
Other	4,027	6,002

Total other current liabilities	134,627	106,481

Financing fund
Financing fund is the investment to be made by Meritz in the Company. On October 16, 2022, FFG and LGHL entered into the Meritz Private Placement Subscription Agreement with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for, and FFG agreed to issue to Meritz
 18,569,282 ordinary shares of FFG (“FFG Private Placement Subscription Shares”) at a subscription price equal to
$
49,999,999
and the FFG Collateral Share at a subscription price equal to $
1
. In December 2022, after FFG completed its listing through De-SPAC trading, 18,569,282 ordinary shares of FFG were converted into 4,999,999 ordinary shares of LGHL and 1 convertible preferred share.
On December 14, 2023, the Company consummated the previously announced share buyback and subscription agreement with Meritz dated December 1, 2023 (the “Meritz SBSA”) and amended and restated relationship agreement dated December 1, 2023 (the “Amended and Restated Relationship Agreement”). On December 14, 2023, the following transactions occurred pursuant to the terms of the Meritz SBSA:

•
Meritz sold and surrendered, and the Company repurchased from Meritz one convertible preference share of the Company and 4,999,999 ordinary shares par value $0.000001 of the Company for a price equal to $54,473,260;

•
Immediately thereafter, Meritz agreed to subscribe for, and the Company issued 19,050,381 ordinary shares par value $0.000001 of the Company to Meritz at a total subscription price equal to $69,473,260.

Meritz is entitled to underwriting fees (the “Underwriting Fees”) in the fixed amount of 4% of the Total Subscription Price per annum for each of the two twelve-month periods following the closing. The Underwriting Fees will be paid quarterly by the Company to Meritz, with the first quarterly payment payable on the date that falls three months after the closing and the last quarterly payment payable on the second anniversary of the closing.
Meritz has
the
right to put, upon the occurrence of certain credit events, the lapse of certain LGHL’s call options or the second or third anniversary of Meritz’s investment, all, and not just a portion, of the ordinary shares then held by it to LGHL at an agreed return which is the higher of
(i) 11.5
% internal rate, compounded annually, of return on Meritz’s investment in LGHL Private Placement Subscription Shares and (ii)

1.115
times the sum of the total subscription prices, in each case minus any interim return that Meritz has realized from its investment. Meritz’s rights described above are secured by shares of Fosun Tourism Group (“FTG”) and the shares of LGHL, and if the market value of FTG’s shares or LGHL’s shares declines below a certain level, LGHL may be required to provide cash security.
In connection with the consummation of the transactions contemplated under the Meritz SBSA and the Amended and Restated Relationship Agreement on December 14, 2023, Fosun International Limited (“FIL”) agreed to mortgage and charge 5,171,565 Ordinary Shares (the “Charged Shares”) in favor of Meritz. The Charged Shares will be deposited into a secured securities account charged in favor of Meritz pursuant to an account security agreement, dated as of December 14, 2023, between FIL and Meritz (the “Account Security Agreement”).
Meritz Investment may require the Company to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events that are beyond the control of the Company. The Company does not have the unconditional right to avoid delivering cash or another financial asset. Therefore, Meritz Investment is recognized as a financial liability, and relevant shares issued by LGHL were regarded as treasury shares.

Warrant liabilities
Breakdown for warrant liabilities:

	At December 31,
(Euro thousands)	2023	2022
Public Warrant	2,612	5,826
Private Placement Warrant	1,429	3,176

Total warrant liabilities	4,041	9,002

On December 14, 2022, as result of Reverse Recapitalization:

•
20,699,969 outstanding PCAC public warrants were converted to an equivalent number of LGHL public warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value by using the Euro equivalent of the closing price of PCAC warrants on December 14, 2022, amounting to a total of
€
5,261 thousand.

•
11,280,000 PCAC private placement warrants were exchanged for an equivalent number of LGHL private placement warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value using a Black-Scholes model, amounting to a total of
€
2,609 thousand.

Each public warrant entitles the holder to purchase one Ordinary Share at a price of
$
11.50 per share and may be exercised within 5 years from the completion of the Reverse Recapitalization. The public warrants may be redeemed by the Company:

•
at a price of
$
0.01 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds
$
18.00 per share for any 20 trading days within a
30-trading
day period ending three trading days before sending the notice of redemption to each warrant holder;

•
at a price of
$
0.10 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds
$
10.00 per share for any 20 trading days within a
30-trading
day period ending three trading days before sending the notice of redemption to each warrant holder.

The exercise price and number of LGHL ordinary shares issuable on exercise of the public warrants, as well as the terms of redemption, may be subject to adjustments in certain circumstances, including, among other events, in the event of a share dividend, extraordinary dividend or LGHL’s recapitalization, reorganization, merger or consolidation.
Private placement warrants are identical to public warrants in all material respects, except that with respect to the private placement warrants held by the Sponsor, so long as they are held by the Sponsor or its permitted transferees, such private placement warrants (i) are not redeemable subject to limited exceptions, (ii) may be exercised by the holders on a cashless basis, and (iii) are entitled to registration rights.
The warrants are listed on NYSE under the trading symbol “LANV-WT”.
At December 31, 2023, all of the public warrants and private placement warrants were outstanding and recognized as liabilities at fair value. For the year ended December 31, 2023, the Group recorded warrant liabilities of €4.04 million which resulted in a gain on revaluation of €4.96 million.

29. Share capital
Movements in FFG ordinary shares, preferred shares and FFG Collateral Share (collectively “FFG Shares”)

	Number of shares (thousands)	Nominal value of shares (Euro thousands)		Share premium (Euro thousands)
Issued and paid:
As at January 1, 2021	289,165	289,165		70,161
Issuance of series B preferred shares of € 1.00 each	50,091	50,091		67,124
Issuance of class B non-voting ordinary shares of € 0.0001 each (Note 32 )	32,130	3		—

As at December 31, 2021	371,386	339,259		137,285
Issuance of ordinary shares of € 1.00 each (Note 28 )	18,569	18,569		6,454
Issuance of a FFG Collateral Share of € 0.0001 (Note 28 )	*	*		*

	389,955	357,828		143,739

Conversion from FFG Shares to LGHL ordinary shares at 0.26926188	105,000	*		143,739
Exchange of LGHL ordinary shares as part of Reverse Recapitalization	(105,000)	(*	)	(143,739)

As at Closing Date	—	—		—

*	Less than 1,000 shares or €1,000.
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
On December 14, 2022 the outstanding FFG ordinary shares and FFG series B preferred share were canceled in exchange for the right to receive 0.26926188 LGHL ordinary shares for each FFG Share. The outstanding FFG Collateral Share was canceled in exchange for the right to receive one LGHL convertible preference share.

Movements in LGHL ordinary shares and convertible preference share (collectively “LGHL Shares”):

	Number of ordinary shares (thousands)	Nominal value of shares (Euro thousands)	Share premium (Euro thousands)
Issued and paid:
As at Closing Date	—	—	143,739
Issuance of LGHL shares as part of Reverse Recapitalization
- Exchange of ordinary shares	105,000	*	357,825
- Exchange of convertible preference share	*	*	*
- Merger with PCAC	10,644	*	99,204
- Ordinary shares of $0.000001 each to third party investors	15,327	*	142,733

As at December 31, 2022	130,971	*	743,501
Repurchase of ordinary shares	(5,000)	*	(25,023)
Issuance of ordinary shares of $ 0.000001 each	19,050	*	65,405

As at December 31, 2023	145,021	*	783,883

*	Less than 1,000 shares or €1,000.
As of December 31, 202
3
, the share capital amounted to
€
137, comprising 117,319,824 fully
paid-up
ordinary shares with a par value of
$
0.000001. Excluding the 27,701,628 treasury shares, there were 117,319,825 shares issued and outstanding as of December 31, 202
3
.
Ordinary share
LGHL ordinary shares have a par value of
$
0.000001 and are ranked equally with regard to the LGHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of LGHL ordinary shares will be entitled to one vote per share. LGHL ordinary shares are listed on NYSE under the trading symbol “LANV”.
Convertible preference share
The convertible preference share of the Company has a par value
$
0.000001 per share, which is convertible into an aggregate number of up to 15,000,000 non-voting
ordinary shares with a par value of
$
0.000001 each and/or ordinary shares at the election of Meritz upon the occurrence of certain events. On December 14, 2023 Meritz sold and surrendered, and the Company repurchased from Meritz such
 one convertible preference share
.

30. Other reserve

	Share premium	Other comprehensive income reserve		Other reserves	Total
(Euro thousands)		Cumulative translation adjustment	Re-measurement of defined benefit plans
Balance at January 1, 2021	70,161	6,650	(181)	4,568	81,198
Capital injection from shareholders	67,124	—	—	—	67,124
Employee share-based compensation	—	—	—	7,208	7,208
Capital contribution from non-controlling interests	—	—	—	566	566
Changes in ownership interest in a subsidiary without change of control	—	—	—	124	124
Currency translation differences	—	(6,355)	—	—	(6,355)
Actuarial reserve relating to employee benefit	—	—	(405)	—	(405)

Balance at January 1, 2022	137,285	295	(586)	12,466	149,460
Capital injection from shareholders	6,454	—	—	—	6,454
Employee share-based compensation	—	—	—	7,431	7,431
Changes in ownership interest in a subsidiary without change of control	—	—	—	(396)	(396)
Currency translation differences	—	(1,011)	—	—	(1,011)
Actuarial reserve relating to employee benefit	—	—	1,261	—	1,261
Issuance of ordinary shares upon Reverse Recapitalization, net of issuance costs	599,762	—	—	—	599,762

Balance at December 31, 2022	743,501	(716)	675	19,501	762,961
Capital injection from shareholders	40,382	—	—	—	40,382
Employee share-based compensation	—	—	—	2,749	2,749
Changes in ownership interest in a subsidiary without change of control	—	—	—	(1,987)	(1,987)
Currency translation differences	—	3,333	—	—	3,333
Actuarial reserve relating to employee benefit	—	—	(761)	—	(761)

Balance at December 31, 2023	783,883	2,617	(86)	20,263	806,677

At December 31, 2022, other reserve amounted to
€
599.76 million was net of
€
601.33 million as a result of shares issued as part of the Reverse Recapitalization and transaction costs of
€
1.57 million.
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

31.
Non-controlling
interests
The following table shows the financial information of consolidated companies not entirely controlled by
the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at
and for the year ended December 31, 2023.

(Functional currency thousand) Company	Group’s percentage interest	Non- controlling interest percentage	Functional currency	Total assets	Total equity/ (deficits)	Revenues	Net loss
Arpège SAS	95%	5%	Euro	250,967	79,335	111,740	(52,142)
Wolford AG	61%	39%	Euro	172,385	(5,870)	126,280	(31,299)
St. John Knits International, Incorporated	97%	3%	USD	77,386	(127,036)	90,398	(36,129)
St. John China Holdings Limited	78%	22%	HKD	93,401	84,417	—	(2,488)
Sergio Rossi S.p.A	99%	1%	Euro	73,901	17,608	59,518	(18,347)
Fosun Fashion Brands Management Co., Limited	80%	20%	CNY	5,191	1,037	2,310	(713)
32. Share-based payment
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

•
On September 23, 2020, restricted share units (“RSUs”) to subscribe for an aggregate of 17,051,419 ordinary shares were granted to nine senior management members and consultants. The exercise price of granted restricted share unit is
€
1.00 per share to eight of them and
€
2.04 per share
t
o one of them. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a three-year vesting schedule respectively. The first twenty-five percent (25%) of RSUs immediately vested as of the grant date. The remaining portions vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in nine years from the respective grant dates.

•
On September 23, 2021, RSUs to subscribe for an aggregate of 12,688,696 ordinary shares were granted to 15 senior management members and consultants. The exercise price of granted restricted share unit is
€
2.04 per ordinary share. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a four-year vesting schedule respectively. The vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in ten years from the respective grant dates.

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
€
0.0001 to Brilliant Fashion Holdings Limited, which has been established for the SEBIRs Scheme, as the maximum number of shares granted by Brilliant Fashion Holdings Limited to senior management members and consultants under the SEBIRs Scheme.

In connection with the Reverse Recapitalization,
 the number and exercise price of
FFG ordinary shares under SEBIRs Scheme that were outstanding at the time of consummation of the Reverse Recapitalization have been replaced by LGHL ordinary shares, based on an exchange ratio for the right to receive 0.26926188 LGHL ordinary share for each FFG ordinary share.
On April 2023, SEBIRs to subscribe for an aggregate of 60,000 ordinary shares were granted to five directors. The SEBIRs included certain performance conditions, which required the directors to complete a service period and still in the same position as when granted. The vesting term of the SEBIRs includes a three-year vesting schedule respectively. One-third of Awards shall vest at the end of the first twelve months after December 14, 2022; then half of the remaining portions (being one-third of Awards) shall vest each twelve months over next 24 months. All options shall expire in ten years from the respective grant dates.
For the years ended December 31, 2023 and 2022, movements in the number of RSUs / copies of SEBIRs granted but not yet vested according to the SEBIRs Scheme and their related weighted average exercise prices are as follows (each copy of SEBIR corresponds to one share of the Company):

	For the years ended December 31,
	2023		2022
	Average exercise price in Euro per share/copy	SEBIRs/RSUs (thousand)	Average exercise price in Euro per share/copy	SEBIRs/RSUs (thousand)
At January 1,	5.45	8,008	5.45	8,008
Granted	—	60	—	—
Canceled and forfeited	5.55	(3,489)	—	—

At December 31,	5.30	4,579	5.45	8,008

The RSUs and SEBIRs outstanding in thousands at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in Euro per RSU/ SEBIR	Shares/Copies (thousand)
		2023	2022
September 22, 2029	3.77	2,314	4,168
September 22, 2029	3.77	369	423
September 22, 2031	7.70	1,836	3,417
March 23, 2033	—	60	—

		4,579	8,008

The fair value of RSUs granted on September 23, 2020 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of
€
1.82 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 0.61%, expected no dividend and volatility of 32.61%. The total fair value of these RSUs was
€
14,652,000.
€
868,721 and
€
2,571,000
was charged to administrative expenses for the years ended December 31, 2023 and 2022, respectively.
The fair value of RSUs granted on September 23, 2021 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of
€
2.23 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 1.35%, expected no dividend and volatility of 32.52%. The total fair value of these RSUs was
€
10,492,000.
€
1,773,484 and
€
4,860,000
was charged to administrative expenses for the year ended December 31, 2023 and 2022, respectively.
The fair value of SEBIRs granted on April, 2023 was determined based on the closing price of the shares on the grant date. The weighted average fair value of SEBIRs granted during the year ended was
$
5.47
.

The total fair value of these SEBIRs was €301,944. €106,939 was charged to administrative expenses for the year ended December 31, 2023.

F-6
6

33. Related party transactions
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

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Short-term employee benefits (1)	2,694	3,320	2,218
Employee share-based compensation	1,486	4,680	4,876

Total	4,180	8,000	7,094

(1)	Includes corporate bodies fees, consultancy fees and personnel compensation.
Transactions with related parties
In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
(i) Proceeds of shareholder loan

Meritz Securities Co., Ltd. (1)	59,959	23,076	—
Fosun International Limited (1)	18,465	66,531	79,684
FPI (US) I LLC (1)	1,845	—	—
Fosun JoyGo (HK) Technology Limited (1)	1,107	—	—
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	829	4,053	1,518
Shanghai Fosun High Technology (Group) Co., Ltd. (2)	—	5,853	4,510

Total proceeds of shareholder loan	82,205	99,513	85,712

(ii) Repayments of shareholder loan
Shanghai Fosun High Technology Group Finance Co., Ltd.	3,803	1,691	77
Fosun International Limited	3,220	106,418	42,642
Meritz Securities Co., Ltd.	2,187	—	—
FPI (US) I LLC	1,845	—	—
Shanghai Fosun High Technology (Group) Co., Ltd.	—	177	385

Total repayments of shareholder loan	11,055	108,286	43,104

F-6
7

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
(iii) Interest expenses

Meritz Securities Co., Ltd.	7,877	443	—
Shanghai Fosun High Technology (Group) Co., Ltd.	1,021	762	79
Fosun International Limited	392	8,355	3,754
Shanghai Fosun High Technology Group Finance Co., Ltd.	146	248	25
FPI (US) I LLC	16	—	—
Fosun JoyGo (HK) Technology Limited	4	—	—

Total interest expenses	9,456	9,808	3,858

(iv) Rental expenses

Shanghai Fosun Bund Property Co., Ltd. (3)	1,143	1,201	371

(v) Sales of goods

Handsome Corporation (1)	1,499	3,104	—

(vi) Royalty

Handsome Corporation	3,143	1,498	—
Itochu Corporation (1)	2,305	175	—

Total royalty	5,448	1,673	—

(vii) Other service expenses

Baozun Hong Kong Investment Limited	1,631	1,760	—
Fosun Holdings Limited (2)	271	—	—

Total other service expenses	1,902	1,760	—

(viii)Purchase of trademarks

Itochu Corporation (1)	27,074	—	—

(ix) Received in advance

Itochu Corporation	4,753	—	—
Shanghai Yu Garden Group and its subsidiaries (2)	1,358	—	—

Total received in advance	6,111	—	—

Balances with related parties

	At December 31,
(Euro thousands)	2023	2022
(i) Borrowings

Meritz Securities Co., Ltd.	21,612	—
Fosun International Limited	15,245	—
Shanghai Fosun High Technology (Group) Co., Ltd.	9,787	10,363
Fosun JoyGo (HK) Technology Limited	1,081	—
Shanghai Fosun High Technology Group Finance Co., Ltd.	829	3,803

Total borrowings	48,554	14,166

(ii) Other current liabilities

Meritz Securities Co., Ltd.	63,320	23,519
Baozun Hong Kong Investment Limited	1,851	1,150
Shanghai Fosun Bund Property Co., Ltd.	1,837	770
Shanghai Yu Garden Group and its subsidiaries	1,358	—
Shanghai Fosun Industry Investment Co., Ltd.	987	1,044
Fosun International Limited	420	26
Shanghai Fosun High Technology (Group) Co., Ltd.	384	1,216
Fosun Holdings Limited	271	—
Fosun JoyGo (HK) Technology Limited	5	—
Shanghai Fosun High Technology Group Finance Co., Ltd.	2	8

Total other current liabilities	70,435	27,733

(iii) Other current assets

Fosun International Limited	252	263

(iv) Other non-current liabilities
Itochu Corporation	4,753	—
Shanghai Fosun High Technology (Group) Co., Ltd.	1,757	—

Total other non-current liabilities	6,510	—

Notes:
(1)	A shareholder of the Group.
(2)	Subsidiaries of Fosun International Limited .
(3)	Joint venture of Fosun International Limited.
34. Notes to consolidated statements of cash flows
Major
non-cash
transactions
During the year
2023

the Group had
non-cash
additions to
right-of-use
assets and lease liabilities of
€
36,854 thousand and
€
35,094 thousand, respectively, in respect of lease arrangements for real estate and other equipment (2022:
€
18,268 thousand and
€
15,606 thousand; 2021:
€
37,557 thousand and
€
36,527 thousand).
Pursuant to the terms of the Meritz SBSA, the Group had non-cash transaction amounted to €50,000,000 for the year ended December 31, 2023.
(2022
: Nil)
Proceeds from disposal of long-term assets

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Net book value	879	1,940	1,101
Net gain on disposals (Note 10)	3,564	964	24,014

Total proceeds from disposal of long-term assets	4,443	2,904	25,115

Changes in liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Group’s consolidated statements of cash
flows from financing activities.

(Euro thousands)	Borrowings	Financing fund	Lease liabilities	Interest payable
As at December 31, 2021	66,771	—	140,059	4,628
Changes from financing cash flows	(34,288)	24,022	(41,364)	—
Interest paid	—	—	—	(15,808)
New leases	—	—	15,606	—
Contract modifications	—	—	19,922	—
Disposals	—	—	(2,516)	—
Interest expense	—	—	6,658	11,995
Foreign exchange movement	1,002	(503)	2,226	(807)

As at December 31, 2022	33,485	23,519	140,591	8
Changes from financing cash flows	35,767	36,541	(38,530)	—
Interest paid	—	(2,002)	—	(3,113)
Conversion to new debt	—	—	—	—
New leases	—	—	35,094	—
Contract modifications	—	—	9,887	—
Disposals	—	—	(3,431)	—
Interest expense	—	7,877	7,178	4,540
Foreign exchange movement	(1,151)	(2,615)	(5,020)	749

As at December 31, 2023	68,101	63,320	145,769	2,184

Total cash outflow for leases
The total cash outflow for leases included in the statement
of
cash flows is as follows:

	For the years ended December 31,
(Euro thousands)	2023	2022	2021
Within operating activities	(27,631)	(22,614)	(13,625)
Within investing activities	(3,282)	(1,454)	22,997
Within financing activities	(38,530)	(41,364)	(40,691)

Total cash outflow for leases	(69,443)	(65,432)	(31,319)

35. Subsequent events
The Group has evaluated subsequent events through April 30, 2024 which is the date the Consolidated Financial Statements were authorized
for
issuance, and identified the following events, all of which are non-adjusting as defined in IAS 10:
LGHL and Meritz entered into a side letter to an amended and restated relationship agreement as of December 1, 2023 between the aforementioned parties (the “Side Letter”).
The Investor shall sell to the LGHL, and LGHL shall purchase from the Investor 5,245,648 ordinary shares in total in LGHL held by Meritz free and clear from any encumbrance and with all rights, title, and interest attaching thereto, for a total purchase of $20,000,000 by respectively paying $5 million each time by the end of April, June, July and August 2024 (“Purchase Price”).
Additionally, if the Coverage Ratio is below on any date during the period from April 30, 2024 to August 30, 2024, LGHL shall purchase more ordinary shares from the investor to enable the Coverage Ratio equal to 200% (“Additional Purchase Price”).
Moreover, LGHL will procure that 678,081 shares of Paref SA shall be deposited in a charged securities account in favor of the Investor. The deposited Paref shares shall be respectively released when the Purchase Price and Additional Purchase Price are paid in full by the end of June, July, and August 2024.

F-7
0