Form 20-F/A
period 2023-12-31
Lanvin Group Holdings Ltd
filed 2024-09-03
CIK 1922097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

For the transition period from to

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	Cayman Islands (Jurisdiction of incorporation or organization)

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

Auditor Name	Auditor Location	Auditor Firm ID
Grant Thornton Zhitong Certified Public Accountants LLP	Shanghai, the People’s Republic of China	1487

EXPLANATORY NOTE

Lanvin Group Holdings Limited (the “Company”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024 (the “Original 20-F”), for the purpose of filing revised versions of Exhibits 12.1 and 12.2 filed with the Original 20-F to include the internal control over financial reporting language, which the Company was permitted to exclude in its first annual report on Form 20-F for the fiscal year ended December 31, 2022.

The Amendment does not reflect events occurring after the date of the filing of the Original 20-F or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Original 20-F. The Amendment consists solely of the preceding cover page, this explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of each of the revised certifications filed as exhibits to the Amendment. Because no financial statements have been included in this Amendment, paragraph 3 of each of the certifications set forth in the Exhibits has been omitted.

ITEM 19 EXHIBITS

Exhibit Number	Description of Exhibit
12.1*	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
104*	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*            Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to the annual report on its behalf.

Lanvin Group Holding Limited

By:	/s/ Eric Chan
Name: Eric Chan
Title: Chief Executive Officer

Date: September 3, 2024