Form 20-F
period 2024-12-31
Lanvin Group Holdings Ltd
filed 2025-04-30
CIK 1922097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Kat Yu David, Chan, Chief Financial Officer

Telephone: +86 (021) 6315 3873

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 139,775,804 ordinary shares and 31,979,969 warrants.

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

“Fosun International” or “Fosun” means Fosun International Limited, a company incorporated in Hong Kong with limited liability (HKSE Stock Code: 00656).

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024.

Our ordinary shares and warrants are listed on the New York Stock Exchange under the ticker symbols “LANV” and “LANV-WT,” respectively.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intention or strategies regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future” “outlook,” “project,” “will” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

●	discuss future expectations;
●	contain projections of future results of operations or financial condition; or
●	state other “forward-looking” information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this annual report on Form 20-F provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	changes adversely affecting the business in which we are engaged;
●	our projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of our actual results or our future results;
●	management of growth;
●	the impact of health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic on our business;
●	our ability to safeguard the value, recognition and reputation of our brands and to identify and respond to new and changing customer preferences;
●	the ability and desire of consumers to shop;
●	our ability to successfully implement our business strategies and plans;
●	our ability to effectively manage our advertising and marketing expenses and achieve desired impact;
●	our ability to accurately forecast consumer demand;
●	high levels of competition in the personal luxury products market;
●	disruptions to our distribution facilities or our distribution partners;
●	our ability to negotiate, maintain or renew our license agreements;
●	our ability to protect our intellectual property rights;
●	our ability to attract and retain qualified employees and preserve craftmanship skills;
●	our ability to develop and maintain effective internal controls;
●	general economic conditions;

●	the result of future financing efforts; and
●	other factors discussed elsewhere in this annual report on Form 20-F, including the section entitled “Risk Factors.”

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

We are a Cayman Islands holding company, and our operations are conducted by our subsidiaries organized in various jurisdictions, including China.

PRC Permissions and Approvals

We conduct a portion (approximately 10.3% of our revenues in 2024 of our operations in the Greater China region, and as of the date of this annual report, we have obtained all requisite permissions and approvals that are material to our operations in China. However, there can be no assurance that we will be able to maintain such permissions and approvals in the future. In addition, laws and regulations in China may change quickly with little advance notice, and the Chinese government may intervene or influence our operations in China at any time. As a result, we may be required to obtain additional permissions and approvals in the future. There can be no assurance that such permissions and approvals can be obtained in a timely manner, or at all, and our business, results of operations and financial condition could be materially and adversely affected.

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

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, profit, total assets and net assets in 2022, 2023 and 2024. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

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

We made capital injections of EUR50.0 million in 2022, EUR27.0 million in 2023 and EUR40.5 million in 2024 into Lanvin brand portfolio through Arpège SAS, Jeanne Lanvin S.A. and Lanvin Pacific Limited. We also made an advance payment of EUR1.0 million and EUR0.5 million in Raffaele Caruso S.p.A in 2023 and 2024, respectively. Caruso also received a shareholder loan of EUR5.5 million and EUR1.0 million from us in 2022 and 2023, respectively. We have waived part of the repayment of shareholder loan by Caruso. In 2023, we paid EUR11.78 million for the subscription of Wolford shares. In addition, Wolford AG received shareholder loans of EUR22.5 million, EUR10.8 million and EUR29.1 million from us in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, we issued shareholder loans of $25.5 million, $12.5 million and $3.5 million, respectively, to St. John. After we acquired Sergio Rossi in 2021, Sergio Rossi S.p.A received capital injections of EUR13.0 million, EUR11.0 million and EUR11.5 million in 2022, 2023 and 2024, respectively. In 2023 and 2024, Sergio Rossi S.p.A received a shareholder loan of EUR3.5 million and EUR1.8 million, respectively, from us. We have also made capital injections and intercompany loans totaling $3.7 million and $2.5 million to our Chinese subsidiaries in 2022 and 2023, respectively.

Other than the loan repayment of $1.0 million and $2.0 million by St. John to us in August 2023 and in July 2024, respectively, none of our direct subsidiaries made any dividends, distributions, or repayments to us in 2022, 2023 and 2024. We have also not made any transfers, dividends, or distributions to our shareholders as of the date of this annual report other than the cash dividend of $1.0 million, $1.0 million paid to Meritz in 2022 and 2023, respectively. On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (the “Facility”). In 2023 and 2024, JPY502.3 million and JPY962.2 million, respectively, under the Facility was repaid to Meritz, including both principal and interest. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement” and “Item 7. Major Shareholders and Other Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Shareholder Loans.”

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

D.Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our securities. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Business and Industry

●	We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years.
●	The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the group holding company level, of the Lanvin brand name.
●	The success of our luxury fashion businesses depends on the value of our brands and, if the value of any of those brands were to diminish, our business could be adversely affected.
●	Changes in global economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	We face risks related to health epidemics, pandemics and similar outbreaks, such as the COVID-19 pandemic, which has had and may continue to have a material adverse impact on our business, financial condition and results of operations.
●	The long-term growth of our business depends on the successful execution of our strategic initiatives and we may not be able to continue to develop and grow our businesses.
●	Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion.
●	Our business is heavily dependent on the ability and desire of consumers to shop.
●	Our inability to effectively execute our e-commerce strategy could materially adversely affect the reputation of our brands and our revenue and our operating results may be harmed.
●	We utilize a range of marketing, advertising, and other initiatives to increase existing customers’ spending and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.
●	Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.

●	Counterfeit or ”knock-off” products, as well as products that are “inspired by” our brands may siphon off demand for our brands’ products and may result in customer confusion, harm to our brands, a loss of our market share and/or a decrease in our results of operations.
●	We are dependent on suppliers for our products and raw materials, which poses risks to our business operations.
●	We face intense competition in the personal luxury goods industry.
●	Our customer relationships and sales have been and may be negatively impacted if we do not anticipate and respond to consumer preferences and fashion trends or manage inventory levels appropriately.
●	We are subject to certain risks related to the sale of our products through our direct-to-consumer (“DTC”) channel and in particular our directly operated stores.
●	A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.
●	We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.
●	Future economic conditions, including volatility in the financial and credit markets, may adversely affect our business.
●	Significant inflation could adversely affect our results of operations and financial condition.
●	We are dependent on a limited number of distribution facilities operated by us as well as those of our distribution partners. If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.
●	Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending.
●	If our suppliers, licensees, or other business partners, or the suppliers used by our licensees fail to use legal and ethical business practices, our business could suffer.
●	Our potential inability to find suitable new targets to drive inorganic business growth and the risk that any acquisitions we do complete may not be successful in achieving intended benefits, cost savings and synergies.
●	We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements.
●	If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
●	We are subject to certain laws, litigation, regulatory matters and ethical standards, and compliance or our failure to comply with or adequately address developments as they arise could adversely affect our reputation and operations.
●	We are subject to legal and regulatory risk.
●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.

●	We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance (“ESG”) matters.
●	We may lose key employees or may be unable to hire qualified employees.
●	We depend on highly specialized craftsmanship and skills.
●	We are exposed to fluctuations in currency exchange rates.
●	We are subject to risks related to the complexity and uncertainty in interpretation of transfer pricing rules.
●	We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in laws, rules and regulations in China could adversely affect us.
●	If we were to become subject to the oversight, discretion or control of PRC government authorities over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, which would materially affect the interests of the investors.
●	Changes in PRC tax laws, regulations and policies may materially and adversely affect our results of operations and financial condition, as well as your investment in our securities.
●	Costs and difficulties inherent in managing cross-border business operations may negatively affected our results of operations.
●	The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business and other escalating global trade tensions, wars and conflicts, and the adoption or expansion of economic sanctions, export controls, or other trade restrictions could negatively affect us.
●	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business operations, results of operations and financial condition.
●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
●	We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital or obtain sufficient funding from our shareholders when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiatives.
●	Failure to comply with the terms of our indebtedness could have a material adverse effect on our ability to conduct our business.

Risks Relating to Our Securities

●	The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

●	Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.
●	A certain number of our Warrants have become exercisable for our Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
●	Future resales of our Ordinary Shares issued to Fosun and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.
●	The Existing Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Warrant holders, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.
●	The requirements of being a public company may strain our resources and divert our management’s attention.
●	Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.
●	We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States. The ability of U.S. authorities to bring actions for violations of U.S. securities laws and regulations against us and our directors and executive officers may be limited and accordingly you may not be afforded the same protection as provided to investors in U.S. domestic companies.
●	We may be subject to securities litigation, which is expensive and could divert management attention.
●	We may not pay cash dividends in the foreseeable future.
●	The exercise price of our Warrants can fluctuate under certain circumstances which, if triggered can potentially result in material dilution of our then existing shareholders.
●	Certain rights granted to Meritz in the Amended and Restated Meritz Relationship Agreement could limit the funds available to us or potentially result in dilution of our then existing shareholders.
●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

●	We qualify as an “emerging growth company” within the meaning of the Securities Act, and as we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.
●	We are a “controlled company” within the meaning of NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
●	Fosun, being our controlling shareholder, has substantial influence over us and Fosun’s interests may not be aligned with the interests of our other shareholders, and Fosun losing control of us may materially and adversely impact us and our Securities.
●	We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.
●	We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to shareholders who are U.S. persons.
●	We may be subject to U.S. foreign investment regulations which may limit certain investors’ ability to purchase our securities. Our existing and future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years.

We have incurred significant losses in the past and anticipate that we will continue to incur losses in the current year and upcoming years. We incurred losses of €239.8 million, €146.3 million and €189.3 million in the years ended December 31, 2022, 2023 and 2024, respectively. We cannot assure you that we will be able to generate profit in the future. We will need to generate and sustain increased revenue levels in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. Our efforts to grow our business may be more costly than we expect or may not result in the returns we anticipate, and we may not be able to increase our revenue enough to offset our higher operating expenses. As a result, there can be no assurance that we will achieve profitability, and we may continue to experience loss in the future.

The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the group holding company level, of the Lanvin brand name.

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between Fosun Industrial Holdings Limited and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.à.r.1 and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 4.73% of the equity securities in Arpège SAS.

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

We place significant focus and reliance on developing global consumer markets. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by global political, economic and social conditions. While the global economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economies in EMEA, North America, Greater China and Other Asia. In addition, the recent geopolitical tensions and conflicts, including the conflicts in the Middle East and Ukraine, has affected the regional stability and could have a broader economic impact globally. Furthermore, trade policies and tariffs between major economics may have significant economic implications. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. Policy actions under the new administration in the United States, including the imposition of tariffs and other trade actions, could affect global supply chains, disrupt markets, and result in currency fluctuations. In particular, trade tensions have escalated recently between the United States and the PRC. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to new or additional tariffs imposed by the U.S. government, our business may be adversely affected. Any adverse changes in economic conditions in our key geographical segments - EMEA, North America, Greater China and Other Asia - and the policies of these governments or in the laws and regulations of these governments could have a material adverse effect on global overall economic growth. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position.

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

A significant portion of our business strategy involves growing our current brands, notwithstanding our intention to invest in new business lines and their development. Our achievement of revenue and profitability growth from these brands will depend largely upon our ability to:

●	continue to maintain and enhance the distinctive brand identities of the brands; and
●	continue to strengthen and expand the brands’ businesses.

As part of our long-term strategy, we intend to grow our market share and revenue through the following:

●	unleashing brand heritage and refreshing brand images to connect with today’s consumers;
●	optimizing product category mixes within our current brands;
●	expanding our channels and footprint across the world;
●	reinforcing global digital strategies and customer experiences
●	harnessing the strength of our global platform to develop our brands;
●	leveraging our unique strategic alliances to drive synergies and sustainable growth; and
●	identifying new strategic investments that complement our luxury fashion ecosystem.

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

Other factors that could affect the success of our stores include:

●	the location of the store or mall, including the location of a particular store within the mall;
●	the other tenants occupying space at the mall;
●	increased competition in areas where the stores are located;
●	the amount of advertising and promotional dollars spent on attracting consumers to the store or mall;
●	the changing patterns of consumer shopping behavior;
●	increased competition from online retailers; and
●	the diversion of sales from our retail stores to our digital commerce sites.

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

Our operation of e-commerce sites pose risks and uncertainties including:

●	changes in required technology interfaces;
●	website downtime and other technical failures;
●	costs and technical issues from website software upgrades;
●	data and system security;
●	computer viruses; and
●	changes in applicable laws and regulations.

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

Although no single supplier is or is expected to become critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

●	political or labor instability or military conflict involving any of the countries in which we, or our suppliers operate, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;
●	heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundments of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;
●	a significant decrease in availability or increase in cost of raw materials, including commodities (particularly cotton, wool and cashmere), or the ability to use raw materials produced in a country that is a major provider due to political, human rights, labor, environmental, animal cruelty or other concerns;
●	a significant decrease in factory and shipping capacity or increase in demand for such capacity;
●	a significant increase in wage and shipping costs;
●	natural disasters, which could result in closed factories and scarcity of raw materials;
●	disease epidemics and health related concerns, such as the COVID-19 pandemic, which could result in (and in the case of the COVID-19 pandemic, has resulted in certain of the following) closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
●	the migration and development of manufacturers, which could affect where our products are or are planned to be produced;
●	the adoption of regulations, quotas and safeguards relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed; and
●	the implementation of new or increased duties, taxes and other charges on imports.

We face intense competition in the personal luxury goods industry.

Competition is intense in the luxury consumer goods industry. We compete with numerous luxury fashion designers (whether domestically or globally), brand owners, manufacturers and retailers of apparel, accessories and footwear, some of which have greater resources than we do. In addition, in certain instances, we compete directly with our wholesale customers, as they also sell their own private label products in their stores and online. We compete within the personal luxury goods industry primarily on the basis of:

●	anticipating and responding to changing consumer tastes, demands and shopping preferences in a timely manner and developing distinctive, attractive, quality products;
●	maintaining favorable brand recognition and relevance, including through digital brand engagement and online and social media presence;
●	appropriately pricing products and creating an attractive value proposition for customers;
●	providing strong and effective marketing support;
●	ensuring product availability and optimizing supply chain efficiencies with third party suppliers and retailers; and
●	obtaining sufficient retail floor space at retail and effective presentation of our products at retail, on e-commerce sites operated by our department store customers and pure play e-commerce retailers, and on our e-commerce sites.

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

Economies around the world have generally seen significant inflationary pressures in recent years. While inflationary pressures in the United States’ economy appear to have eased, inflation is still holding above the U.S. Federal Reserve’s target level. If inflation continues to increase or stays above levels seen in recent years, we could face further increases in costs for raw materials, energy, labor or other production costs, which could adversely affect our business and results of operations if we are not able to pass on the increased costs to our customers, or successfully implement other mitigating actions. While we plan to respond to increases in costs through pricing increases for our brands, the foregoing could reduce our profit margins, with a material adverse effect on our results of operations and financial condition. Additionally, many central banks have increased, or are considering increasing, interest rates as a result of the recent inflation, which in turn may increase our borrowing costs.

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

We operate a limited number of distribution facilities, and our portfolio brands work with licensees for distribution of specific products, including but not limited to CWF as Lanvin’s exclusive childrenswear licensee and distributor, and Delta as Wolford’s licensee of lingerie, production and distribution license. Our ability to meet the needs of our own retail stores and e-commerce channels, as well as our wholesale customers, depends on the proper and uninterrupted operation of distribution facilities, such as warehouses and/or distribution centers, operated by us and third parties. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason (including as a result of a government mandate or order due to the COVID-19 pandemic), we could suffer a substantial loss of inventory and/or disruptions of deliveries to our retail and wholesale customers. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the affected facility. Any of the foregoing factors could result in decreased sales and have a material adverse effect on our business, results of operations and financial condition.

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

Acquisitions have been a consistent part of our growth. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities but, due to legal and business limitations, we may not have access to all necessary information. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

●	failure to identify appropriate targets or to complete the deal;
●	failure to implement our business plan for the combined business;
●	delays or difficulties in completing the integration of acquired companies or assets;
●	higher than expected costs, lower than expected cost savings or a need to allocate resources to manage unexpected operating difficulties;
●	unanticipated issues in integrating systems and operations;
●	diversion of the attention and resources of management;
●	assumption of liabilities not identified in due diligence;
●	operational and regulatory challenges related to the jurisdictions in which an acquired business operates;
●	uncertainties associated with potential targets in certain jurisdictions given the current intensified geopolitical environment;
●	the impact on our or an acquired business’ internal controls and compliance with the requirements under applicable regulation; and
●	other unanticipated issues, expenses and liabilities.

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

Our business is subject to various taxes in different jurisdictions across EMEA, North America and Asia, which include, among others, value added tax, excise duty, registration tax and other indirect taxes. We are exposed to the risk that our overall tax burden may increase in the future. Changes in tax laws or regulations, or in the position of the relevant authorities regarding the application, administration or interpretation of these laws or regulations, particularly if applied retrospectively, could have a material adverse effect on our business, results of operations and financial condition. These changes include the introduction of a global minimum tax at a rate of 15% under the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy (“Pillar 2”), agreed upon by over 130 jurisdictions under the Organization for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting and implemented from 2024. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We do not expect Pillar 2 to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows.

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

The Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”) jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council, which were made available to the public on July 6, 2021, call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures to deal with the risks and incidents faced by China-based overseas-listed companies. The Opinions also provide that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures:

●	PRC domestic companies that seek to offer or list equity or equity linked securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines;
●	if an overseas company satisfies both of the following conditions, its overseas offering and listing will be deemed an indirect offering by a PRC domestic company: (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form;” and
●	where a PRC domestic company seeks to indirectly offer and list securities in an overseas market, such company is required to designate a major domestic operating entity responsible for all filing procedures with the CSRC; where a company makes an application for initial public offerings or listings in an overseas market, such company is required to submit filings with the CSRC within three business days after such application is submitted, and where an issuer conducts follow-on offerings in the same overseas market where it has previously offered and listed securities, the issuer shall submit filings with the CSRC within three business days after the follow-on offering is completed.

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

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, profit, total assets and net assets in 2022, 2023 and 2024. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

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

Corresponding to the proposed new rules on overseas listing, the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 National Negative List”) and the Special Administrative Measures (Negative List) for Foreign Investment Access in Pilot Free Trade Zones (2021 Edition) (the “2021 FTZ Negative List”) promulgated on December 27, 2021 (collectively the “Negative Lists”) provide that any domestic enterprise engaged in businesses prohibited by the Negative Lists that intends to issue and list shares overseas shall obtain pre-approval from relevant authorities, the foreign investors shall not participate in the management of the enterprise, and that the shareholding percentage of foreign investors shall comply with the relevant measures applicable to foreign investors’ domestic securities investments by reference. We believe we are not currently engaged in any business that falls into the Negative Lists.

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

Changes in PRC tax laws, regulations and policies may materially and adversely affect our results of operations and financial condition, as well as your investment in our securities.

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

The trading price of our securities has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline. Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about our operating results;
●	success of competitors;
●	our operating results failing to meet the expectation of securities analysts or investors in a particular period; changes in financial estimates and recommendations by securities analysts concerning us or the personal luxury goods market in general;
●	operating and share price performance of other companies that investors deem comparable to us;
●	our ability to enhance our marketing strategies;
●	changes in laws and regulations affecting our business;
●	our ability to meet compliance requirements;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of our securities available for public sale;
●	any major change in our board or management;
●	sales of substantial amounts of securities by the our directors, executive officers or significant shareholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, international currency fluctuations, pandemic and acts of war or terrorism.

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

On December 14, 2023, we consummated the Meritz SBSA and Amended and Restated Meritz Relationship Agreement with Meritz. We repurchased from Meritz one Convertible Preference Share and 4,999,999 Ordinary Shares for a price equal to $54.5 million, and Meritz purchased from us 19,050,381 Ordinary Shares (“Subscription Shares”) at an aggregate subscription price of $69.5 million. In connection with the transaction, we granted certain rights to Meritz, which are governed by the Amended and Restated Meritz Relationship Agreement. We entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement. Pursuant to the side letter, we repurchased from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of $20.0 million. Furthermore, Meritz has a right to put all Subscription Shares (“Put Option”) at a predetermined price upon the occurrence of any of the predetermined events set out in the Amended and Restated Meritz Relationship Agreement. The Put Option will lapse if (i) Meritz fails to serve the relevant exercise notice within ninety days after the Put Option is triggered; or (ii) Meritz has not exercised the Put Option by the date that falls ninety days after the third anniversary of the closing.

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

We have repurchased a portion of Meritz’s shares pursuant to the aforementioned side letter. In addition, if the coverage ratio falls below 150% or when the Put Option is triggered, we may be required to use a substantial portion of our cash to fulfill our Top Up Obligations, indemnify Meritz for losses incurred, provide cash security and/or purchase all Subscription Shares held by Meritz if Meritz exercises its Put Option. Such payments, in addition to our obligation to pay the underwriting fees, will reduce the funds available to us for working capital, capital expenditures, and other corporate purposes, which may in turn limit our ability to implement our business strategy. There can be no assurance that we will generate sufficient cash flows from operations or that future financing will be available to us in amounts sufficient to enable us to make required and timely payments under the Amended and Restated Meritz Relationship Agreement, and to fund its operations. For details of Meritz’s investment, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

Our management has identified certain material weaknesses in our internal control over financial reporting as of December 31, 2024. Due to these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. For a summary of the material weaknesses identified and the measures that we have taken and are taking to remediate, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. And the remediation measures we take may be time consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. There can be no assurance that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and as we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earliest of (i) becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the closing date of our Business Combination. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Securities less attractive because we rely on these exemptions, which may result in a less active trading market for our Securities and the price of our Securities may be more volatile.

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

We believe that the possibility of Fosun losing control over us in the foreseeable future is remote because: (1) Fosun and its affiliates holds in the aggregate hold approximately 64.63% of our voting power as of April 21, 2025; (2) Fosun has confirmed to us that there is no current commercial intention for Fosun to lose control of us in the foreseeable future; and (3) Fosun has delivered an undertaking to us in which it has undertaken not to take, or permit to be taken, any action that could result in FFG Lucky SAS ceasing to be an affiliate of Fosun or Fosun Industrial Holdings Limited, or any other action that could result in FFG Lucky SAS being obligated under the Lanvin SHA to transfer the relevant equity securities in Arpège SAS to any person who is not us or our subsidiaries. Further, even if Fosun were to cease control of us and, in turn, FFG Lucky SAS, we believe there are valid defenses to the request by the minority shareholders of Arpège SAS that FFG Lucky SAS should transfer the relevant equity securities of Arpège SAS back to Fosun. Nevertheless, we cannot assure you that Arpège SAS will remain as our subsidiary at all times. If the relevant equity securities in Arpège SAS were to be transferred to Fosun or its controlled affiliates other than the Lanvin Group, Lanvin Group will lose a substantial part of its revenue and operations, and we would likely lose all rights to use of the Lanvin name and Lanvin brand. The occurrence of any of the foregoing could result in substantial decline in the trading price of our securities.

We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.

On September 23, 2020, we adopted a restricted share units scheme (“RSU Scheme”) for the issuance of up to 32,129,493 shares for the purpose of recognizing the contribution of participants including our senior management members and consultants to the growth of the then Fosun Fashion Group. As a result of the restricted share units (“RSUs”) granted under the RSU Scheme, we incurred share-based compensation of €0.6 million, €2.7 million and €7.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (“SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited. For more information on the SEBIRs scheme, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We believe the granting of share-based compensation (including the SEBIRs scheme) is of significant importance to our ability to attract and retain key personnel and employees, and as such, we may also grant additional share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our business and results of operations.

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

ITEM 4.INFORMATION ON THE COMPANY

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

Fosun was founded in 1992. After more than 30 years of development, Fosun has become a global innovation-driven consumer group. Adhering to the mission of creating happier lives for families worldwide, Fosun is committed to creating a global happiness ecosystem fulfilling the needs of families worldwide in Health, Happiness and Wealth. In 2007, Fosun International Limited was listed on the main board of the Hong Kong Stock Exchange (stock code: 00656.HK).

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

These teams contribute to implementing our global vision with a clear portfolio strategy. With cross-sector resources and the breadth of experience of our founding shareholder, Fosun International, and the combined support from our partners who are industry specialists, we have demonstrated the strength of our global platform. We aim to continue to scale up out business with our unique objective to transform heritage brands, and invest in the future of our brands and talent.

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

Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

B.	Business Overview

Overview of the Business

We are a global luxury fashion group with five portfolio brands, namely Lanvin, Wolford, Sergio Rossi, St. John and Caruso.

●	Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories.
●	Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure.
●	Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951.
●	St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962.
●	Caruso has been a premier menswear manufacturer in Europe since 1958.

In addition to our current five portfolio brands, we are also actively looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with unparalleled access to Asia, and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the apparel products are manufactured and delivered to our customers. In 2024, 2023 and 2022, we recorded revenues of €328,610 thousand, €426,178 thousand and €422,312 thousand, respectively, loss for the year of €189,295 thousand, €146,253 thousand and €239,751 thousand, respectively and adjusted EBITDA (non-IFRS measure) of €(92,320) thousand, €(64,173) thousand and €(71,958) thousand, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

Our products are sold through an extensive network of around 860 points of sale (“POSs”), including approximately 225 directly operated retail stores (across our five portfolio brands) as of December 31, 2024. We distribute our products worldwide via our retail and outlet stores, our wholesale customers and e-commerce platforms. Taking into account our DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 62 countries.

The following table sets forth a breakdown of our revenues by geographic areas for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2022	2024 vs 2023%		2023 vs 2022%
EMEA(1)	145,207	201,871	205,715	(56,664)	(28.1)%	(3,844)	(1.9)%
North America(2)	128,448	147,310	145,519	(18,862)	(12.8)%	1,791	1.2%
Greater China(3)	33,979	53,188	48,876	(19,209)	(36.1)%	4,312	8.8%
Other Asia(4)	20,976	23,809	22,202	(2,833)	(11.9)%	1,607	7.2%
Total Revenues	328,610	426,178	422,312	(97,568)	(22.9)%	3,866	0.9%
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2022	2024 vs 2023%		2023 vs 2022%
DTC	200,815	247,013	247,460	(46,198)	(18.7)%	(447)	(0.2)%
Wholesale	115,545	161,516	164,359	(45,971)	(28.5)%	(2,843)	(1.7)%
Other (1)	12,250	17,649	10,493	(5,399)	(30.6)%	7,156	68.2%
Total Revenues	328,610	426,178	422,312	(97,568)	(22.9)%	3,866	0.9%
(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by brand for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2022	2024 vs 2023%		2023 vs 2022%
Lanvin	82,720	111,740	119,847	(29,020)	(26.0)%	(8,107)	(6.8)%
Wolford	87,891	126,280	125,514	(38,389)	(30.4)%	766	0.6%
St. John	79,267	90,398	85,884	(11,131)	(12.3)%	4,514	5.3%
Sergio Rossi	41,910	59,518	61,929	(17,608)	(29.6)%	(2,411)	(3.9)%
Caruso	37,107	40,011	30,819	(2,904)	(7.3)%	9,192	29.8%
Other and holding companies(1)	10,615	10,545	10,947	70	0.7%	(402)	(3.7)%
Eliminations and unallocated	(10,900)	(12,314)	(12,628)	1,414	(11.5)%	314	(2.5)%
Total	328,610	426,178	422,312	(97,568)	(22.9)%	3,866	0.9%
(1)	Revenues from other and holding companies mainly refer to the intra–group sales, which have been eliminated for the consolidated results. It mainly includes the brand management fees charged from portfolio brands to Lanvin Group holding company.

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

For the years ended December 31, 2024, 2023 and 2022, Lanvin generated revenues of €82,720 thousand, €111,740 thousand and €119,847 thousand, respectively, representing 25.2%, 26.2% and 28.4% of revenues.

Ready to wear. Lanvin is a historic couture house, where ready-to-wear is a key category in terms of image and revenue. Widely recognized for formal occasion and red carpet creations, Lanvin has recently developed a casual and chic line to accompany the diverse needs of today’s luxury client. As such, the brand today offers a well-rounded wardrobe for men and women.

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

Wolford

Established in Austria in 1950, Wolford is a luxury brand, leading skinwear specialist of high-quality legwear, ready-to-wear and lingerie, listed on the Vienna Stock Exchange. Wolford is famous for its exquisite fabrics and top-notch innovations, meeting the highest environmental and sustainability standards in the textile industry. Wolford is one of the first fashion brands to have a dedicated Cradle to Cradle® Collection with more than 20 Gold certified styles in both the biodegradable and technical cycle. In 2020, Wolford added two new pillars, the W line and the W Lab, to its portfolio. The W line has a strong character, follows the rhythm and understands the movements in athleisure, while the W Lab presents limited edition collections in collaboration with the talents around the world.

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

For the years ended December 31, 2024, 2023 and 2022, Wolford generated revenues of €87,891 thousand, €126,280 thousand and €125,514 thousand, respectively, representing 26.7%, 29.6% and 29.7% of our revenues.

Wolford offers luxury legwear and ready-to-wear, lingerie, and beachwear, with a successful diversification into leisurewear, athleisure (as part of our ready-to-wear offerings) and accessories:

Ready to wear. Wolford’s ready-to-wear offerings include bodysuits, tops, trousers, dresses, skirts, jumpsuits, jackets and cardigans. Wolford’s ready-to-wear products are characterized by high-quality and innovative materials in timeless designs. These contemporary and luxurious styles are incredibly comfortable and soft against the skin. Subtle and effective shaping technology accentuates the feminine silhouette without sacrificing comfort. All of the ready-to-wear products are made from high-quality materials with expert craftsmanship and innovative techniques. Wolford’s designers are always searching for the newest materials and methods to improve and advance their shapewear.

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

We completed the acquisition of a majority stake in Sergio Rossi in July 2021. For the years ended December 31, 2024, 2023 and 2022, Sergio Rossi generated revenues of €41,910 thousand, €59,518 thousand and €61,929 thousand, respectively, representing 12.8%, 14.0% and 14.7% of our revenues.

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

For the years ended December 31, 2024, 2023 and 2022, St. John generated revenues of €79,267 thousand, €90,398 thousand and €85,884 thousand, respectively, representing 24.1%, 21.2% and 20.3% of our revenues.

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

For the years ended December 31, 2024, 2023 and 2022, Caruso generated revenues of €37,107 thousand, €40,011 thousand and €30,819 thousand, respectively, representing 11.3%, 9.4% and 7.3% of our revenues.

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

Operations

Our primary operations are divided among the locations where our portfolio brands are based, including France, Austria, Italy, the United States and Slovenia (where Wolford’s second manufacturing facility is located).

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

At Sergio Rossi, each new collection is created by the design teams led by Paul Andrew, working in strong coordination with the merchandising team, allowing for a continuous cross-pollination of ideas and proposals. The new collections are therefore created by the designers and stylists considering market analysis and seasonal fashion trends. The brand and merchandising teams of Sergio Rossi are supported by a unique expert team of product developers, who also work in close cooperation with the modelers of the supply chain team, for a total of approximately 35 people involved in this production stage. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, and allow the design and merchandising team to fine-tune the prototypes and the internal supply chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. Modeling and prototyping are completed entirely in-house and the design, brand, merchandising and supply chain teams closely cooperate and share information and suggestions with each other to ensure that the products are manufactured on time and consistent with the delivery plans for our collections. From the launch of “The Living Heritage Project” (a passionate and intensive internal project of Sergio Rossi, which allowed for the creation of a physical historic archive, a digital platform dedicated to product history and brand’s image, and an exhibition space showing the brand history) in January 2017, thousands of vintage models arriving from all over the world have been purchased, restored and digitally filed. Simultaneously, more than 14,000 documents—drawings, look books, advertising and editorial images—have been recovered and digitized. This is an incredible asset, creating the opportunity to link the amazing ideas of the past with future design development.

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

Procurement

All of our portfolio brands except for Lanvin have vertically-integrated manufacturing facilities, which can fulfill most of their production needs, providing stability and flexibility in our supply chain capabilities. In addition, all of these four brands have relatively stable and long-term relationships with their key raw material suppliers (with generally over 10 years of relationship with the top 10 suppliers in terms of expenditure in 2024). We have over 600 raw material suppliers in total (although sourcing activities are separately carried out for each portfolio brand). To date, none of our portfolio brands sources raw materials from suppliers based in Russia or Ukraine, and accordingly our supply chain has not been exposed to any material risks in light of the ongoing conflict between Russia and Ukraine.

Lanvin works with a portfolio of renowned and “best-in-class” manufacturers selected for their exceptional expertise across all product categories, including ready-to-wear, leather goods and footwear. The brand operates under a dual production model, combining full-package manufacturing (Finished Product) with Cut, Make & Trim (CMT), where Lanvin sources and provides raw materials directly to its manufacturing partners. Fabrics and raw materials are sourced exclusively in Europe, primarily Italy, with the exception of certain technical textiles originating from Japan and Korea.

Lanvin’s quality control procedures are applied across all stages of production, covering both components and finished goods. These controls are conducted either directly by Lanvin or via certified external partners located in France, Italy, Portugal and Spain. An internal process of self-inspection is also being progressively implemented across manufacturing sites to strengthen quality assurance. Once product development and pricing negotiations are finalized, orders are placed with our suppliers and manufacturers. Our production and buying teams closely monitor the planning and delivery schedules throughout the season to ensure a seamless execution.

Wolford’s procurement consists of mostly raw materials but also includes other items such as accessories. In 2024, Wolford’s supply base included 100 material suppliers, of which approximately 24 suppliers supply yarn for the internal knitting production, and approximately 14 suppliers supply fabrics, and approximately 62 suppliers supply accessories such as zippers, buttons or elastic bands. A majority of the aforementioned suppliers are located in Europe (approximately 90%) including Austria, Italy, Germany, Switzerland, France and other countries in Europe, while the remaining are located in Japan, South Korea, Peru and others. All raw materials procured by Wolford are stored at its headquarters in Bregenz for subsequent production and assembly or in our production plant in Slovenia. Finished products are stored in three warehouses—at the central warehouse in Germany, which also supplies the online business in Europe, and two other warehouses in the U.S. and China. The warehouse in the U.S. supplies the online business for the American market, while the warehouse in China supplies Asia.

Sergio Rossi’s overall procurement volumes comprise purchase of raw materials (leather, plateaus, soles, insoles and heels); other raw materials like ancillary components (glues and solvents) and packaging; finished products (related to external production of finished products); and services (outsourced manufacturing). Sergio Rossi enjoys long-term relationship with its key suppliers. In 2024, Sergio Rossi sourced raw materials and finished goods from approximately 159 suppliers, of which around 146 provided raw materials and around 13 provided finished goods. In 2024, the top 10 suppliers of Sergio Rossi accounted for around 39% of annual purchase and 95% of the procurement of raw materials, products and service came from Italian suppliers, while the remaining 4% came from other countries in the European area and 1% from the Greater China region. Sergio Rossi has two warehouses, storing most of the raw materials, components including bottoms, leather and accessories, and prototypes. Depending on the categories of products and other factors such as production lead time, production costs, quantity and availability of the relevant know-how, the outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. When using the façon manufacturing model, Sergio Rossi only outsources to external manufacturers the confection and assembly stages (including part of the cutting, stitching and component), while Sergio Rossi remains responsible for providing the designs, product specifications, raw materials and coordinating the entire production process throughout the various stages. Conversely, in the full package manufacturing model, Sergio Rossi outsources to external manufacturers the entire production process (excluding design and specifications), including the procurement of raw materials, coordination of the various production stages including the most crucial part of assembly, final packaging and quality control. The full package manufacturing model is employed for selected products, such as sneakers and espadrilles; the quality control is always direct responsibility.

In 2024, St. John ceased to manufacture products in-house. Products were made via third-party contractors to support a wide array of knit and woven garments from the U.S., Portugal, India and China. St. John sources a wide variety of raw materials and trimmings through a vast network of trusted suppliers. In 2024, St. John had maintained relationships with 122 reputable raw material suppliers and 20 garment manufacturers. 81% of the materials are yarns and fabrics, sourced primarily in Europe, and the remaining 19% are items such as trimmings and hardware. The top 10 suppliers comprise 52% of St. John’s yearly spend. With regard to the network of external contractors, 17 are “full package,” whereby they are responsible for the entire manufacturing process, including the purchase of raw materials as specified by the St. John purchasing team from the nominated suppliers. The remaining three contractors are “façon,” responsible for the garment construction and execution, with the raw materials supplied by St. John. St. John’s leather products are mainly sourced from India. Regardless of the model, all St. John’s outsourced products are closely managed with stringent quality control.

In 2024, Caruso’s supplier base consisted of approximately 203 suppliers, around 76% of which are located in Italy. The top ten suppliers accounted for 55% of Caruso’s all purchases in 2024. The main raw material suppliers are from Northern Italy and provide supplies mostly in natural materials (wool, cashmere and cotton). Caruso adopts systematic procurement processes: the first process is in relation to raw materials, to which such purchase is generated by needs based on customers’ orders, and the second is through a buying request for all other purchase requirements, an official request is made, which is approved by the area manager before processed. For outsourcing production. depending on product categories and other factors such as production time, production costs, quantity, and the ready availability of related know-how, outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. Caruso typically uses the façon production model for its formal garments (such as suits, jackets, blazers, coats, vests and pants, shirts and outerwear). The full-package production model is used for selected Caruso-branded products, such as leisurewear, knitwear, ties and scarves, as well as leather goods.

While we are experiencing higher costs due to increased commodity prices and material cost, in line with the entire industry, such cost increases do not apply to all types of raw materials sourced by our businesses. Therefore, all of our portfolio brands have been, and are continuously analyzing the pricing by SKU from time to time and adjusting the pricing by SKU accordingly. To address increased commodity and material prices, the portfolio brands have generally been adjusting retail prices of the products in line with such increase given that the demand for luxury goods generally does not vary with price and the price increases implemented are not expected to have a significant adverse impact on consumers’ demand.

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

While Lanvin does not have its own production facilities, it maintains a diversified pool of suppliers for each category and works closely with its supply chain partners on a daily basis to mitigate the risk of supply chain disruptions. We also leverage production capacities within the portfolio brands (for instance, Sergio Rossi produces shoes for Lanvin) and are continuously building our global sourcing capabilities in Europe and Asia to avoid any supply disruptions in particular region(s).

Having started out in 1950 as a producer of pure silk and rayon stockings on Lake Constance, Wolford is now the go-to legwear and bodywear brand for many women worldwide. This success is based on a round-knitting technology specially developed and constantly refined by Wolford, as well as on its workmanship and quality checks. In combination with the finest yarns, this technology creates the specific comfort and product quality underlying the Wolford brand and its reputation. All products are made in Europe: the tights and bodies are produced in Bregenz on around 200 individually customized round-knitting machines operated in premises with optimized climatic conditions. Alongside the research and development department, Wolford’s headquarters is also home to a doubling mill, steaming facility, dyeing room, and molding workshop, as well as a proprietary color laboratory. The finishing and packaging of products take place in Murska Sobota, Slovenia, where textile manufacturing has a long tradition. In the areas of wrap-knitting, whole garment and intimate apparel, we also source from third-party finished goods suppliers, which are located in Italy, Turkey, Slovenia, Croatia and China.

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

Logistics and Inventory Management

Lanvin’s logistics department is responsible for organizing and managing the distribution of finished products and preparing the documentation required for global shipments, as well as the management of our warehouses, including the inflow/outflow of product and its inventory. Lanvin has a central warehouse located in France (near Paris) and two regional warehouses in the United States (Florida) and in China (near Shanghai). Transportation is conducted via third-party specialists engaged to transport goods by freight, air or sea, based on factors such as shipment size, distance traveled and urgency. The logistics department oversees after-sales facilities and other expedition-related services for the business across channels (retail/e-commerce/wholesale).

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

Lanvin presents its seasonal collections in Paris during the Spring/Summer and Fall/Winter fashion weeks through elegant and elevated fashion shows, each carrying a particular creative theme as a tribute to the house’s identity, updated for today’s world. These shows play a significant role in demonstrating the brand’s luxury positioning as one of the oldest French couture houses still in operation, while revealing the conceptual direction of the newest season. They also help generate significant coverage on both editorial and digital publications and attract presence and participations of celebrities, culture influencers and VIPs around the world. Lanvin entered a new creative chapter in September 2024 with the appointment of Peter Copping as Artistic Director for both womenswear and menswear. Following the announcement, Lanvin made its official return to the Paris Fashion Week calendar with an intimate runway presentation in January 2025. Peter Copping’s debut collection for the Maison embodied what Jeanne Lanvin once described as le chic ultime — a return to timeless French elegance and exceptional savoir-faire. The collection received overwhelmingly positive media coverage across global markets, with widespread praise for the synergy between the designer and the Maison.

Lanvin re-emerged with conviction and a world-class creative team, including stylist Joe McKenna, hair artist Guido Palau, makeup artist Pat McGrath, casting director Piergiorgio Del Moro, sound designer Frédéric Sanchez, and creative studio M/M Paris — all united around a bold vision to support Copping’s creative leadership. The show ranked as the fifth most viewed on Vogue Runway for the season.

The Maison continued its acclaimed brand campaign series Character Studies with a third chapter captured by Steven Meisel. Through intimate portraits, the campaign spotlighted individuals who embody the spirit of Lanvin’s rebirth — forming the canvas upon which Peter Copping is painting the next chapter of the house’s legacy.

Lanvin also maintains a strong focus on localized content and engagement, adapting activations to the tastes and cultural rhythms of key markets such as Europe, the U.S., and Greater China.

Wolford’s marketing strategy is built around three core brand pillars: Essentials & Icons, the foundation of Wolford’s product offering, featuring its most timeless and iconic styles across all categories; The W, the brand’s athleisure line; and Collaborations, exclusive partnerships with acclaimed designers and renowned fashion brands. To reinforce its luxury positioning and support strategic product launches, Wolford consistently delivers compelling marketing messages across key touchpoints. The brand and product narratives are crafted to highlight Wolford’s unique value proposition—blending heritage, innovation, and meticulous attention to detail—to position its products as the finest on the market, justifying their premium status. Collaborations have become a cornerstone of Wolford’s strategy, driven by a strong desire to maintain cultural relevance: by partnering with top fashion and luxury players, the brand has successfully expanded its reach, strengthening its appeal among a more fashion-savvy audience. This strategic storytelling is further reinforced through PR activities and celebrity placements, which play a crucial role in enhancing brand visibility and desirability. Social media—primarily Instagram and TikTok—serve as essential platforms for engaging a global audience, driving brand awareness, and fostering community interaction. Partnerships with talents and content creators further amplify Wolford’s presence, crafting bespoke narratives that enhance brand consideration. Another key focus is elevating the customer experience across both digital and physical retail spaces. Dedicated marketing initiatives and loyalty programs are designed to engage and reward both existing and new customers, reinforcing long-term brand affinity.

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

We distribute and sell our products in around 62 countries worldwide through a well-established omni-channel network comprised of our DTC (including e-commerce), and wholesale distribution channels. We are harnessing the power of technology to reinforce our customer database and CRM strategies, in order to quickly react to the evolving demands of today’s consumers.

On top of the brands’ own digital channels, we have also established a North America Digital Platform to amplify the luxury online shopping experience and operational efficiency for our brands in the North American markets.

Lanvin

For the year ended December 31, 2024, approximately 52.7% of our revenues from Lanvin were generated through our DTC channel including both retail DTC channel and e-commerce DTC channel, approximately 32.8% was generated through the points of sale operated by our wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2024, Lanvin operated 33 DOSs, of which 14 were in Greater China, 8 were in EMEA, 10 were in North America and 1 was in Other Asia. The latest store openings in 2024 include Galeries Lafayette (France) and Cannes (France).The DTC channel is distributed throughout the main markets in which Lanvin operates. These main markets help Lanvin focus on maintaining a presence in prestigious and strategic locations.

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

Wholesale Channel

As of December 31, 2024, the wholesale distribution network included 244 points of sale operated by wholesale customers and franchisees, of which 7 were in APAC, 156 were in EMEA and 81 were in North America. In 2024, the wholesale channel generated revenues representing 32.8% of revenues from Lanvin.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including, in particular:

●	Department stores and multi-brand specialty stores, which purchase Lanvin products for re-sale in their stores, sometimes in specific Lanvin branded wall units or corners. The contractual arrangements with this type of customer vary based on the retailer’s standard terms.
●	Online multi-brand stores. Lanvin branded products are also sold via prestigious online multi-brand stores such as Net-a-Porter, 24 Sevres, Luisa Via Roma and SSENSE.
●	Duty Free stores in generic spaces. As with the DTC channel, Lanvin carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Wolford

In 2024, approximately 76.2% of revenues from Wolford were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 23.7% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2024, Wolford operated 112 DOSs worldwide covering more than 45 countries, of which 9 were in APAC, 82 were in EMEA and 21 were in North America. These DOSs include boutiques, outlets, concession shop-in-shops and pop-up stores.

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

Wholesale Channel

As of December 31, 2024, the wholesale distribution network included 51 boutiques by Wolford’s partners. Wolford also sells products via approximately 1,100 wholesale partners, such as department stores and specialist retail stores. In 2024, the wholesale channel generated revenues representing 23.7% of revenues from Wolford.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including, in particular:

●	Franchisees, which operate mono-brand points of sale exclusively under the Wolford brands. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Wolford and/or the franchisee to invest certain amounts in marketing activities.
●	Department stores and multi-brand specialty stores, which purchase Wolford products for re-sale in their stores, sometimes in specific Wolford branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.
●	Online multi-brand stores. Wolford branded products are also sold via prestigious online multi-brand stores such as SSENSE, Luisa via Roma, Shopbop.

As with the DTC channel, Wolford carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Sergio Rossi

In 2024, approximately 66.7% of revenues from Sergio Rossi were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 33.3% were generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores and third-party production activity.

DTC Channel

As of December 31, 2024, Sergio Rossi operated 43 DOSs, of which 30 were in APAC and 13 were in EMEA. In 2024, the DTC channel generated revenues representing 66.7% of our revenues from Sergio Rossi. The DTC channel is distributed throughout the main markets in which Sergio Rossi operates. Sergio Rossi focuses on maintaining a presence in prestigious and strategic locations.

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

Wholesale Channel and Third Parties Production

As of December 31, 2024, the wholesale distribution network included over 111 points of sale operated by wholesale customers and franchisees, of which 33 were in APAC, 76 were in EMEA and 2 were in North America.

In 2024, the wholesale channel and third parties production activity generated revenues representing 33.3% of revenues from Sergio Rossi.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:

●	Franchisees, which operate mono-brand points of sale exclusively under the Sergio Rossi brands. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Sergio Rossi and/or the franchisee to invest certain amounts in marketing activities.
●	Department stores and multi-brand specialty stores, which purchase Sergio Rossi products for re-sale in their stores, sometimes in specific Sergio Rossi branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.
●	Online multi-brand stores. Sergio Rossi products are also sold via prestigious online multi-brand stores such as Luisa via Roma and Stylebop.

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

St. John

In 2024, approximately 77.7% of revenues from St. John were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 22.1% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2024, St. John operated 37 DOSs, of which 2 were in APAC and 35 were in North America. The DTC channel is distributed throughout the main markets in which St. John operates. St. John focuses on maintaining a presence in prestigious and strategic locations.

The DTC channel also includes an e-commerce shop operated directly through the website www.stjohnknits.com, outlets, and other e-commerce platforms through which St. John sells directly to customers (e.g., Farfetch) and whose sales systems are integrated with St. John’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2024, the wholesale distribution network included over 51 points of sale operated by wholesale customers and franchisees, of which 3 were in EMEA and 48 were in North America. In 2024, the wholesale channel generated revenues representing 22.1% of revenues from St. John. As with the DTC channel, St. John carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Caruso

In 2024, revenues from Caruso were generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

Wholesale Channel and Third Parties Production

As of December 31, 2024, the wholesale distribution network included over 181 points of sale operated by wholesale customers and franchisees, of which 21 were in APAC, 147 were in EMEA and 13 were in North America.

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

Intellectual Property

As of the date of this annual report, and with an overall trademark portfolio including more than 1,000 registrations, the principal owned trademarks or trade names that we use in the business of our portfolio brands business are “Lanvin”, “Wolford,” “Sergio Rossi” and “ St. John,” which we have registered in all of the countries in which we operate and jurisdictions of which our branded products are offered (i.e. all POSs operated by third parties), either in the logo version and in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs. In the case of Caruso, the marks “Caruso 1 Raffaele Caruso” have been registered in all the countries that we operate (except for Iceland). We have also registered certain other marks used in our products and in our main marketing projects. Additionally, we have a portfolio of domain names, including (i) registrations in most the countries in which we operate and in the case of Sergio Rossi and Wolford, jurisdictions of which our branded products are offered (and in the case of St. John, with a primary focus on.com domain names), (ii) some variations of the trademarks, and (iii) early and basic protection for our main business and marketing projects.

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

Employees

As of December 31, 2024, 2023 and 2022, respectively, we had the following number of employees, categorized by brand and geographic locations as set forth in the tables below.

	As of December 31,
	2024	2023	2022
Lanvin Group	57	62	71
Lanvin	353	384	380
Wolford	881	952	1,321
Sergio Rossi	394	423	462
St. John	248	357	818
Caruso	473	459	435
Total	2,406	2,637	3,487

	As of December 31,
	2024	2023	2022
EMEA	1,692	2,075	2,062
North America	395	136	941
Greater China	245	363	407
Japan	74	63	77
Total	2,406	2,637	3,487

Historically, we have had good labor relationships with our employees and we are committed to maintaining a positive and constructive relationship with them. In the past, we have not experienced any material job action or labor stoppage that has had a material impact on our business.

Our headcounts decreased from 2022 to 2023, reflecting the implementation of the agile labor model in offline business, the promotion of online business and optimized manufacturing capacities. Our headcounts further decreased from 2023 to 2024 mainly due to (i) the cost-saving and efficiency measures implemented at the Group and brands level and (ii) the closure of several stores by these brands in Greater China region.

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

Lanvin, as a high fashion luxury brand, invested significantly in creative design and new product development. In recent years, Lanvin’s creative studio team made great efforts in studying the colors, characteristics, patterns of Jeanne Lanvin’s creative archives and interpreting them in a much more modern way.

Innovation is at the heart of Wolford’s product development and is part of Wolford’s DNA. The product portfolio is clearly aligned with the company’s core competence: body-hugging circular knit products such as legwear and bodysuits, skin- wear, with high comfort in first- class quality. In 2020, Wolford launched “Aurora 70 Tights,” the first technically recyclable tights, in the market and continue to work on developing further recyclable tights. Wolford also supplemented its bestselling “Fatal Dress” with a recyclable alternative - “Aurora Tube Dress”. Together with Universities (e.g. University of Innsbruck, Austria) and various suppliers we have further projects in the pipeline to ensure we will keep Wolford position as innovation leader in our industry.

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

The following table sets forth information relating to owned real estate assets used in the conduct of our business as of December 31, 2024.

Location	Use	Approximate Square Meters
Via Stradone 600, San Mauro Pascoli, Italy	Factory, storage and offices	55,600
Nemčavci 78, 9000 Murska Sobota, Slovenia	Factory	27,145

The total carrying value of our property, plant and equipment as of December 31, 2024 was €39,440 thousand.

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

Lanvin Dispute

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between Fosun Industrial Holdings Limited and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.à.r.l and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 4.73% of the equity securities in Arpège SAS.

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

Cantor Dispute

In 2023, Cantor Fitzgerald & Co. (“Cantor”) filed an action against us, as well as Fosun Fashion Group (Cayman) Limited and Primavera Capital Acquisition Corporation, in the Supreme Court of the State of New York, County of New York (Index No. 650028/2023), alleging breach of a financial advisor agreement and a private placement agreement (the “Complaint”). The Complaint seeks damages of approximately $5.18 million, plus interest and attorneys’ fees. We (along with the other defendants) filed an answer to the Complaint in which it asserted numerous defenses to Cantor’s claims. As of August 1, 2024, the relevant parties entered into a settlement agreement resolving the matter. Pursuant to the agreement, the litigation was dismissed with prejudice upon payment by defendants to Cantor of $4.5 million, which payment was made as called for by the agreement.

C.Organizational Structure

The following diagram depicts an organizational structure of the Company as of the date hereof. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)	Includes two other wholly-owned subsidiaries incorporated in the PRC: (i) Shanghai Fulang Brand Management (Group) Co., Ltd., and Fosun Fashion (Shanghai) Consulting Management Co., Ltd., and LANV FASHION PTE. LTD., a wholly-owned subsidiary incorporated in Singapore. Shanghai Fulang Brand Management (Group) Co., Ltd. holds 60% equity interest in Lanvin Group Fabric Development Technology (Haining) Co., Ltd., a company incorporated in the PRC.
(2)	Includes a total of six wholly-owned subsidiaries: (i) Sergio Rossi Hong Kong Limited, a company incorporated in Hong Kong, (ii) Sergio Rossi Japan Limited, a company incorporated in Japan, (iii) Sergio Rossi UK Limited, a company incorporated in United Kingdom, (iv) Sergio Rossi USA Inc., a company incorporated in the U.S., (v) Sergio Rossi Retail s.r.1., a company incorporated in Italy and (vi) Sergio Rossi Deutschland GmbH, a company incorporated in Germany. Sergio Rossi Shanghai Trading Limited, a company incorporated in the PRC, is a wholly-owned subsidiary of Sergio Rossi Hong Kong Limited.
(3)	Includes a total of 13 wholly-owned subsidiaries: (i) Wolford Deutschland GmbH, a company incorporated in Germany, (ii) Wolford (Schweiz) AG, a company incorporated in Switzerland, (iii) Wolford London Ltd. (UK), a company incorporated in United Kingdom, (iv) Wolford Paris S.A.R.L., a company incorporated in France, (v) Wolford Italia S.r.1., a company incorporated in Italy, (vi) Wolford Espana S.L., a company incorporated in Spain, (vii) Wolford Scandinavia ApS, a company incorporated in Denmark, (viii) Wolford America, Inc., a company incorporated in the U.S., (ix) Wolford Nederland B.V., a company incorporated in Netherlands, (x) Wolford Canada Inc., a company incorporated in Canada, (xi) Wolford Asia Limited, a company incorporated in Hong Kong, (xii) Wolford Belgium N.V., a company incorporated in Belgium, and (xiii) Wolford (Shanghai) Trading Co., Ltd., a company incorporated in the PRC. Wolford Berangere, a company incorporated in France, is a wholly-owned subsidiary of Wolford Paris S.A.R.L.
(4)	Includes a total of seven wholly-owned subsidiaries incorporated in the U.S.: (i) L1 Bal Harbour LLC, (ii) L2 Crystals LLC, (iii) L3 Madison LLC, (iv) L4 Rodeo Drive LLC, (v) L5 US ECOM LLC, (vi) L6 MADISON, LLC, and (vii) L8 South Coast Plaza LLC.

(5)	Includes a total of two wholly-owned subsidiaries: (i) Lans Atelier (SHANGHAI) Trading Co., Ltd., a company incorporated in the PRC and (ii) LANVIN MACAU LIMITED, a company incorporated in Macao.
(6)	One ordinary share of LANVIN ASIA PACIFIC LIMITED is held by LANVIN JAPAN K.K.

D.Property, Plants and Equipment

Please refer to “—B. Business Overview—Property, Plant and Equipment” for a discussion of our property, plants and equipment.

ITEM 4.AUNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

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

Our goal is to build a leading global luxury group with unparalleled access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers in 2024, 2023 and 2022, we recorded revenues of €328.6 million, €426.2 million and €422.3 million, respectively, loss for the year of €189.3 million, €146.3 million and €239.8 million, respectively, and adjusted EBITDA (non-IFRS measure) of €(92.3) million, €(64.2) million and €(72.0) million, respectively. See “—non-IFRS Financial Measures.”

We operate a combination of direct-to-consumer or DTC, and wholesale channels worldwide through our extensive network of around 860 points of sale, or POSs, including 225 directly operated retail stores (across our five portfolio brands) as of December 31, 2024. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in around 80 countries.

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

“Back-to-office” and reopening trends in the fashion industry post-COVID-19 pandemic

The world saw a significant recovery as a result of back-to-office measures implemented by businesses since 2022, which has had a particularly positive impact on our brands with the increased demand of formal wear and office wear. With our focus on heritage and elegance, our five brands have a large concentration in office wear and formal wear, including footwear and accessories, therefore each brand has had the opportunity to benefit from reopening fashion trends.

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

		2024	Exchange	2023	Exchange	2022
	Exchange rate	Average	rate at	Average	rate	Average
	at December 31,	Exchange	December 31,	Exchange	December 31,	Exchange
	2024	rate	2023	rate	2022	rate
U.S. Dollar	1.0469	1.0853	1.1096	1.0841	1.0658	1.0521
Chinese Renminbi	7.5257	7.7257	7.8592	7.6352	7.4229	7.0714
Hong Kong Dollar	8.1271	8.4686	8.6727	8.4863	8.3095	8.2390
British Pound	0.8291	0.8466	0.8693	0.8694	0.8843	0.8519
Japanese Yen	162.7882	163.4023	156.5266	151.4929	141.7666	137.7370

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

	As of December 31,
	2024		2023		2022
	Increase /	Increase /	Increase /	Increase /	Increase /	Increase /
	(decrease) in	(decrease) in	(decrease) in	(decrease) in	(decrease) in	(decrease) in
	loss before	loss before	loss before	loss before	loss before	loss before
	tax if Euro	tax if Euro	tax if Euro	tax if Euro	tax if Euro	tax if Euro
	strengthens	weakens by	strengthens	weakens	strengthens	weakens
	by 5%	5%	by 5%	by 5%	by 5%	by 5%
U.S. Dollar	(12,342)	12,342	(12,046)	12,046	(7,610)	7,610
Chinese Renminbi	(438)	438	72	(72)	138	(138)
Hong Kong Dollar	(31)	31	(256)	256	1	(1)
British Pound	30	(30)	136	(136)	108	(108)
Japanese Yen	(1,169)	1,169	(1,094)	1,094	148	(148)
Total	(13,950)	13,950	(13,188)	13,188	(7,215)	7,215

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

In addition, changes, potential changes or uncertainties in laws and policies governing foreign trade, manufacturing, and investment in the territories and countries where we operate, or sell our products could adversely affect our business, results of operations, and financial condition. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. Policy actions under the new administration in the United States, including the imposition of tariffs and other trade actions, could affect global supply chains, disrupt markets, and result in currency fluctuations. In particular, trade tensions have escalated recently between the United States and the PRC. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to new or additional tariffs imposed by the U.S. government, our business may be adversely affected.

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

Inflation

In 2022, we have seen significant inflationary pressure from higher logistics costs for shipping of both raw materials and finished goods. Inflation has impacted our costs of goods sold by affecting production costs, raw materials, energy costs, labor costs, and costs of goods sourced from third-party vendors. We are also subject to wage inflation at our retail locations for our sales staff. Despite facing higher costs from inflation, we have generally been able to raise the prices of our products commensurate with our cost inflation in order to mitigate the impact of inflation and believe we can continue to raise prices in the future as appropriate. In addition to raising our prices, we have been able to offset the impact of inflation with cost savings from economies of scale, and increased bargaining power with our suppliers with our production and order volumes increasing. Although inflationary pressure has eased since 2023, we continue to monitor our costs to ensure we can respond quickly when macroeconomic landscape changes again.

Fluctuations in tax obligations and changes in tax laws, estimates, treaties and regulations

We and our portfolio brands are subject to taxation in Europe, the U.S. and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, our overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. We recognize tax expenses in multiple tax jurisdictions based on (i) the estimates of taxable income, (ii) the required reserves for uncertain tax positions, (iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, (iv) withholdings tax on unremitted earnings, and (v) the way in which we intend to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that may be subject to examinations and audits by various tax authorities.

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

Factors Affecting the Comparability of Our Results of Operations

Goodwill Impairment Losses

Our results of operations reflect goodwill impairment losses of €31.2 million in 2024. See Note 15 – Goodwill and Note 16 – Impairment testing of intangible assets with indefinite useful lives to Lanvin Group’s consolidated financial statements included elsewhere in this annual report for additional information.

Financial Information

Overview of Segmental Reporting

We have five operating segments which are described as follows:

●	Lanvin segment - Includes all activities related to the Lanvin brand.
●	Wolford segment - Includes all activities related to the Wolford brand.
●	St. John segment - Includes all activities related to the St. John brand.
●	Sergio Rossi segment - Includes all activities related to the Sergio Rossi brand.
●	Caruso segment - Includes all activities related to the Caruso brand.

All of the brands deal with the same category of products that use similar production and distribution processes.

Results of Operations

Year ended December 31, 2024 compared with year ended December 31, 2023

The following is a discussion of our results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

		Percentage of		Percentage of
(Euro thousands, except percentages)	2024	revenues	2023	revenues
Revenues	328,610	100.0%	426,178	100.0%
Cost of sales	(145,847)	(44.4)%	(175,236)	(41.1)%
Gross profit	182,763	55.6%	250,942	58.9%
Marketing and selling expenses	(208,803)	(63.5)%	(226,750)	(53.2)%
General and administrative expenses	(117,368)	(35.7)%	(138,215)	(32.4)%
Impairment of goodwill	(31,208)	(9.5)%	—	—
Other operating income and expenses	7,977	2.4%	(4,534)	(1.1)%
Loss from operations before non–underlying items	(166,639)	(50.7)%	(118,557)	(27.8)%
Non–underlying items	10,243	3.1%	(3,858)	(0.9)%
Loss from operations	(156,369)	(47.6)%	(122,415)	(28.7)%
Financial cost–net	(29,821)	(9.1)%	(20,431)	(4.8)%
Loss before income tax	(186,217)	(56.7)%	(142,846)	(33.5)%
Income tax benefits / (expenses)	(3,078)	(0.9)%	(3,407)	(0.8)%
Loss for the year	(189,295)	(57.6)%	(146,253)	(34.3)%
Non–IFRS Financial Measures(1):
Contribution profit/(loss)	(26,040)	(7.9)%	24,192	5.7%
Adjusted EBIT	(166,088)	(50.5)%	(115,808)	(27.2)%
Adjusted EBITDA	(92,320)	(28.1)%	(64,173)	(15.1)%
(1)	See “—Non–IFRS Financial Measures.”

Year ended December 31, 2023 compared with year ended December 31, 2022

The following is a discussion of our results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

		Percentage of		Percentage of
(Euro thousands, except percentages)	2023	revenues	2022	revenues
Revenues	426,178	100.0%	422,312	100.0%
Cost of sales	(175,236)	(41.1)%	(184,368)	(43.7)%
Gross profit	250,942	58.9%	237,944	56.3%
Marketing and selling expenses	(226,750)	(53.2)%	(224,733)	(53.2)%
General and administrative expenses	(138,215)	(32.4)%	(153,138)	(36.3)%
Other operating income and expenses	(4,534)	(1.1)%	(2,340)	(0.6)%
Loss from operations before non–underlying items	(118,557)	(27.8)%	(142,267)	(33.7)%
Non–underlying items	(3,858)	(0.9)%	(83,057)	(19.7)%
Loss from operations	(122,415)	(28.7)%	(225,324)	(53.4)%
Financial cost–net	(20,431)	(4.8)%	(14,556)	(3.4)%
Loss before income tax	(142,846)	(33.5)%	(239,880)	(56.8)%
Income tax benefits / (expenses)	(3,407)	(0.8)%	129	(0.0)%
Loss for the year	(146,253)	(34.3)%	(239,751)	(56.8)%
Non–IFRS Financial Measures(1):
Contribution profit/(loss)	24,192	5.7%	13,211	3.1%
Adjusted EBIT	(115,808)	(27.2)%	(134,836)	(31.9)%
Adjusted EBITDA	(64,173)	(15.1)%	(71,958)	(17.0)%
(1)	See “—Non–IFRS Financial Measures.”

Revenues

We generate revenue primarily through our five brands: Lanvin, Wolford, St. John, Sergio Rossi and Caruso, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discount. As such, sales incentives, rebates and sales discount did not contribute to the Company’s revenue. Revenues for the year ended December 31, 2024 amounted to €328.6 million, an decrease of €97.6 million or (22.9)%, compared to €426.2 million for the year ended December 31, 2023. Revenues for the year ended December 31, 2023 amounted to €426.2 million, an increase of €3.9 million or 0.9%, compared to €422.3 million for the year ended December 31, 2022.

The following table sets forth a breakdown of revenues by portfolio brand for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2022	2024 vs 2023%		2023 vs 2022%
Lanvin	82,720	111,740	119,847	(29,020)	(26.0)%	(8,107)	(6.8)%
Wolford	87,891	126,280	125,514	(38,389)	(30.4)%	766	0.6%
St. John	79,267	90,398	85,884	(11,131)	(12.3)%	4,514	5.3%
Sergio Rossi	41,910	59,518	61,929	(17,608)	(29.6)%	(2,411)	(3.9)%
Caruso	37,107	40,011	30,819	(2,904)	(7.3)%	9,192	29.8%
Other and holding companies	10,615	10,545	10,947	70	0.7%	(402)	(3.7)%
Eliminations and unallocated	(10,900)	(12,314)	(12,628)	1,414	(11.5)%	314	(2.5)%
Total	328,610	426,178	422,312	(97,568)	(22.9)%	3,866	0.9%

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2022	2024 vs 2023%		2023 vs 2022%
DTC	200,815	247,013	247,460	(46,198)	(18.7)%	(447)	(0.2)%
Wholesale	115,545	161,516	164,359	(45,971)	(28.5)%	(2,843)	(1.7)%
Other (1)	12,250	17,649	10,493	(5,399)	(30.6)%	7,156	68.2%
Total Revenues	328,610	426,178	422,312	(97,568)	(22.9)%	3,866	0.9%
(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2024, 2023 and 2022.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2022	2024 vs 2023%		2023 vs 2022%
EMEA(1)	145,207	201,871	205,715	(56,664)	(28.1)%	(3,844)	(1.9)%
North America(2)	128,448	147,310	145,519	(18,862)	(12.8)%	1,791	1.2%
Greater China(3)	33,979	53,188	48,876	(19,209)	(36.1)%	4,312	8.8%
Other Asia(4)	20,976	23,089	22,202	(2,833)	(11.9)%	1,607	7.2%
Total	328,610	426,178	422,312	(97,568)	(22.9)%	3,866	0.9%
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

Year ended December 31, 2024 compared with year ended December 31, 2023

By segment, the decrease in revenues was mainly related to (i) a decrease of €38.4 million (or (30.4)%) in sales from Wolford segment, which was mainly due to market headwinds and logistic disruptions caused by a transition to a new logistics supplier, (ii) a decrease of €29.0 million in sales (or (26.0)%) from Lanvin segment, which was mainly due to market headwinds and Lanvin’s transition of artistic director, (iii) a decrease of €17.6 million (or (29.6)%) from Sergio Rossi segment, which was mainly attributed to its decline in the wholesale channel, (iv) a decrease of €11.1 million (or (12.3)%) from St. John segment, which was mainly due to market softness in North America, and (v) a decrease of €2.9 million (or (7.3)%) from Caruso segment due to global market softness, particularly in the wholesale channel.

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

By sales channel

Year ended December 31, 2024 compared with year ended December 31, 2023

By sales channel, the decrease in revenues was mainly related to a decrease of €46.2 million (or (18.7)%) in the DTC channel, a decrease of €46.0 million (or (28.5)%) in the wholesale channel, and a decrease of €5.4 million (or (30.6)%) in the other channel.

The decrease in the DTC channel was primarily due to reduced retail traffic and optimization of retail network globally.

The decrease in wholesale revenues was mainly due to the decrease of Wolford, Lanvin and Sergio Rossi’s wholesale business, which was mainly impacted by the softening demand for luxury goods. Sales to our five largest customers were 8.3% and 5.4% of our revenues for the years ended December 31, 2024 and 2023, respectively. No single customer accounted for more than 5% of our consolidated revenues for the years ended December 31, 2024 and 2023.

The decrease in other channel was mainly due to the decrease of Lanvin’s clearance income.

The following table sets forth a breakdown of store count as of December 31, 2024 and 2023:

	December 31,
	2024	2023

	Number of Stores
Lanvin	33	36
Wolford	112	150
St. John	37	45
Sergio Rossi	43	48
Caruso	—	—
Total	225	279

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

The decrease in wholesale revenues was mainly due to the decrease of Lanvin and Sergio Rossi’s wholesales business, which was partially offset by the increase of Caruso, Wolford and St. John’s wholesale businesses. Lanvin’s wholesales business decreased because of its continued strategic focus on the DTC channel. Caruso’s manufacturing business that books its revenues to B2B clients and wholesale customers exclusively, saw its business grow €9.2 million (or 29.7%) year-over-year, supported by the back-to-elegance trend and increasing orders from existing and new clients. Wolford’s wholesale business contributed a growth of €3.6 million (or 10.6%) year-over-year, driven by products category optimization and price increase. Sales to our five largest customers were 5.4% and 4.6% of our revenues for the years ended December 31, 2023 and 2022, respectively. No single customer accounted for more than 5% of our consolidated revenues for the years ended December 31, 2023 and 2022.

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

By geography

Year ended December 31, 2024 compared with year ended December 31, 2023

By geographical region, the decrease in revenues was mainly due to (i) a decrease of €56.7 million (or (28.1)%) in EMEA, (ii) a decrease of €19.2 million (or (36.1)%) in Greater China, (iii) a decrease of €18.9 million (or (12.8)%) in North America, and (iv) a decrease of €2.8 million (or (11.9)%) in other Asia.

The decrease in EMEA was mainly due to the decrease of Wolford, Lanvin, Sergio Rossi and Caruso. Wolford’s EMEA business decreased €30.2 million (or (35.5)%) year-over-year to €54.9 million in the year ended December 31, 2024, mainly attributed to the impact of shift to new logistic supplier. Lanvin’s EMEA business decreased €12.7 million (or (24.7)%) year-over-year to €38.9 million in the year ended December 31, 2024. Sergio Rossi’s EMEA business decreased €11.1 million (or (34.9)%) year-over-year to €20.7 million in the year ended December 31, 2024, mainly attributable to its decline in wholesale channels (including third-party production). Caruso’s EMEA business decreased €2.8 million (or (8.4)%) year-over-year to €30.9 million in the year ended December 31, 2024, mainly due to the softening demand for luxury goods.

The decrease in Greater China was mainly due to the decrease of Lanvin, Sergio Rossi, St. John and Wolford. In the year ended December 31, 2024, Lanvin’s revenue in Greater China decreased by 40.1% to €14.8 million, Sergio Rossi decreased by 34.8% to €7.7 million, St. John decreased by 42.7% to €4.1 million and Wolford decreased by 27.4% to €6.7 million.

The decrease in North America was mainly due to the decrease of St. John, Wolford, Lanvin and Sergio Rossi. St. John’s North America business decreased €7.0 million (or (8.6)%) year-over-year to €74.4 million in the year ended December 31, 2024. Wolford’s North America business decreased €5.4 million (or (17.2)%) year-over-year to €25.9 million in the year ended December 31, 2024. Lanvin’s North America business decreased €5.4 million (or (19.0)%) year-over-year to €22.8 million in the year ended December 31, 2024. Sergio Rossi’s North America business decreased €1.3 million (or (63.1)%) year-over-year to €0.7 million in the year ended December 31, 2024.

The decrease in other Asia was mainly due to the decrease of Sergio Rossi and Lanvin. Sergio Rossi’s other Asia business decreased €1.1 million (or (8.0)%) year-over-year to €12.7 million in the year ended December 31, 2024, which was mainly due to the decrease in wholesale channel while its DTC channel remained almost flat. Lanvin’s other Asia business decreased €1.0 million (or (14.3)%) year-over-year to €6.3 million in the year ended December 31, 2024, which was mainly impacted by its license business.

The decrease across all regions was primarily attributed to the softening demand for luxury fashion goods globally.

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

Year ended December 31, 2024 compared with year ended December 31, 2023

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2024 and 2023.

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Purchases of raw materials, finished goods and manufacturing services	96,916	125,923	(29,007)	(23.0)%
Change in inventories	5,386	(2,548)	7,934	(311.4)%
Labor cost	26,031	32,109	(6,078)	(18.9)%
Logistics costs, duties and insurance	14,605	16,428	(1,823)	(11.1)%
Depreciation and amortization	874	856	18	2.1%
Others	2,035	2,468	(433)	(17.5)%
Total cost of sales by nature	145,847	175,236	(29,389)	(16.8)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2024 and 2023.

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Lanvin	34,280	47,193	(12,913)	(27.4)%
Wolford	36,896	42,941	(6,045)	(14.1)%
St. John	24,816	33,024	(8,208)	(24.9)%
Sergio Rossi	24,043	29,083	(5,040)	(17.3)%
Caruso	26,479	28,660	(2,181)	(7.6)%
Other and holding companies	820	414	406	98.1%
Eliminations and unallocated	(1,487)	(6,079)	4,592	(75.5)%
Total	145,847	175,236	(29,389)	(16.8)%

Cost of sales for the year ended December 31, 2024 amounted to €145.8 million, a decrease of €29.4 million, compared to €175.2 million for the year ended December 31, 2023.

By segment, the decrease in cost of sales was mainly related to the decrease in scale and sales for all of our brands.

Cost of sales as a percentage of revenue increased to 44.4% for the year ended December 31, 2024 compared to 41.1% for the year ended December 31, 2023. Such increase was primarily due to the gross margin decrease of Wolford and Sergio Rossi.

Year ended December 31, 2023 compared with year ended December 31, 2022

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2023 and 2022.

	For the years ended		Increase/
	December 31,		(Decrease)
			2023 vs
(Euro thousands, except percentages)	2023	2022	2022	%
Purchases of raw materials, finished goods and manufacturing services	125,923	140,273	(14,350)	(10.2)%
Change in inventories	(2,548)	(1,896)	(652)	34.4%
Labor cost	32,109	34,465	(2,356)	(6.8)%
Logistics costs, duties and insurance	16,428	8,677	7,751	89.3%
Depreciation and amortization	856	1,209	(353)	(29.2)%
Others	2,468	1,640	828	50.5%
Total cost of sales by nature	175,236	184,368	(9,132)	(5.0)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2023 and 2022.

	For the years ended		Increase/
	December 31,		(Decrease)
			2023 vs
(Euro thousands, except percentages)	2023	2022	2022	%
Lanvin	47,193	59,334	(12,141)	(20.5)%
Wolford	42,941	39,286	3,655	9.3%
St. John	33,024	33,242	(218)	(0.7)%
Sergio Rossi	29,083	30,881	(1,798)	(5.8)%
Caruso	28,660	23,672	4,988	21.1%
Other and holding companies	414	101	313	309.9%
Eliminations and unallocated	(6,079)	(2,148)	(3,931)	183.0%
Total	175,236	184,368	(9,132)	(5.0)%

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

Gross profit

Year ended December 31, 2024 compared with year ended December 31, 2023

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Lanvin	48,440	64,547	(16,107)	(25.0)%
Wolford	50,995	83,339	(32,344)	(38.8)%
St. John	54,451	57,374	(2,923)	(5.1)%
Sergio Rossi	17,867	30,435	(12,568)	(41.3)%
Caruso	10,628	11,351	(723)	(6.4)%
Other and holding companies	9,795	10,131	(336)	(3.3)%
Eliminations and unallocated	(9,413)	(6,235)	(3,178)	51.0%
Total	182,763	250,942	(68,179)	(27.2)%

Gross profit for the year ended December 31, 2024 amounted to €182.8 million, a decrease of €68.2 million or (27.2)%, compared to €250.9 million for the year ended December 31, 2023.

The decrease in gross profit was mainly related to the double digit decrease in revenue. Gross profit margin declined to 55.6% for the year ended December 31, 2024 from 58.9% in the same period in 2023, which was mainly due to the gross profit margin decrease in Wolford and Sergio Rossi despite all the other brands improved. The decline in gross margin for Wolford and Sergio Rossi is primarily attributed to their fixed production costs, which were not offset by lower net revenues.

Year ended December 31, 2023 compared with year ended December 31, 2022

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	64,547	60,513	4,034	6.7%
Wolford	83,339	86,228	(2,889)	(3.4)%
St. John	57,374	52,642	4,732	9.0%
Sergio Rossi	30,435	31,048	(613)	(2.0)%
Caruso	11,351	7,147	4,204	58.8%
Other and holding companies	10,131	10,846	(715)	(6.6)%
Eliminations and unallocated	(6,235)	(10,480)	4,245	(40.5)%
Total	250,942	237,944	12,998	5.5%

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

Year ended December 31, 2024 compared with year ended December 31, 2023

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Lanvin	(72,241)	(76,533)	4,292	(5.6)%
Wolford	(69,603)	(79,060)	9,457	(12.0)%
St. John	(46,445)	(46,695)	250	(0.5)%
Sergio Rossi	(18,923)	(23,097)	4,174	(18.1)%
Caruso	(1,861)	(1,900)	39	(2.1)%
Other and holding companies	(3,765)	(4,589)	824	(18)%
Eliminations and unallocated	4,035	5,124	(1,089)	(21.3)%
Total	(208,803)	(226,750)	17,947	(7.9)%

Marketing and selling expenses for the year ended December 31, 2024 amounted to €208.8 million, a decrease of €18.0 million (or (8.0)%), compared to €226.8 million for the year ended December 31, 2023.

By segment, the decrease in marketing and selling expenses was mainly related to (i) a decrease of €9.5 million (or (12.0)%) from Wolford, (ii) a decrease of €4.3 million (or (5.6)%) from Lanvin, (iii) a decrease of €4.2 million (or (18.1)%) from Sergio Rossi, (iv) a decrease of €0.3 million (or 0.5%) from St. John, and (v) a decrease of €39 thousand (or 2.1%) from Caruso.

The reduction in marketing and selling expenses was also tied to global store optimization efforts, while advertising and marketing expenses were remained at the same percentage of revenue for the year ended December 31, 2024, compared to 2023 with better cost control and improved ROI. Marketing and selling expenses increased as a percentage of revenue due to higher store related costs and expense deleverage on lower revenue.

Year ended December 31, 2023 compared with year ended December 31, 2022

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Lanvin	(76,533)	(75,852)	(681)	0.9%
Wolford	(79,060)	(81,901)	2,841	(3.5)%
St. John	(46,695)	(42,498)	(4,197)	9.9%
Sergio Rossi	(23,097)	(24,502)	1,405	(5.7)%
Caruso	(1,900)	(1,446)	(454)	31.4%
Other and holding companies	(4,589)	(684)	(3,905)	570.9%
Eliminations and unallocated	5,124	2,150	2,974	138.3%
Total	(226,750)	(224,733)	(2,017)	0.9%

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

Year ended December 31, 2024 compared with year ended December 31, 2023

Our consolidated contribution profit decreased by €50.2 million (or (207.6)%) to €26.0 million loss for the year ended December 31, 2024 from €24.2 million in 2023. The decrease was mainly related to (i) a decrease of €22.9 million from Wolford, (ii) a decrease of €11.8 million from Lanvin, (iii) a decrease of €8.4 million from Sergio Rossi, (iv) a decrease of €2.7 million from St. John, and (v) a decrease of €0.7 million from Caruso.

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

Year ended December 31, 2024 compared with year ended December 31, 2023

General and administrative expenses decreased to €117.4 million or by (15.1)% for the year ended December 31, 2024, from €138.2 million for the year ended December 31, 2023. But general and administrative expenses slightly increased as a percentage of revenue to 35.7% for the year ended December 31, 2024 from 32.4% for the year ended December 31, 2023, due to expense deleverage on lower revenue.

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

Year ended December 31, 2024 compared with year ended December 31, 2023

Other operating income and expenses increased to €8.0 million gain for the year ended December 31, 2024 from €4.5 million loss for the year ended December 31, 2023, mainly due to foreign exchange gain compared to loss in the same period in 2023.

Year ended December 31, 2023 compared with year ended December 31, 2022

Other operating income and expenses increased to €4.5 million loss for the year ended December 31, 2023 from €2.3 million loss for the year ended December 31, 2022, mainly due to foreign exchange loss of €4.6 million, compared to loss of €0.3 million in 2022.

Loss from operations before non-underlying items

Year ended December 31, 2024 compared with year ended December 31, 2023

Loss from operations before non-underlying items for the year ended December 31, 2024 increased by €48.0 million (or 40.6%) to €166.6 million, compared to €118.6 million for the year ended December 31, 2023. The increase in loss from operations before non-underlying items was due to the decrease of gross margin, which was not sufficiently offset by the decrease of expenses.

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

Adjusted EBITDA

Year ended December 31, 2024 compared with year ended December 31, 2023

Adjusted EBITDA, which is a non-IFRS financial measure, for the year ended December 31, 2024 decreased to €(92.3) million from €(64.2) million for the year ended December 31, 2023. This decrease was mainly due to the decrease in gross profit, which was partially offset by the decrease of expenses. Adjusted EBITDA as a percentage of total revenue decreased to (28.1)% in 2024 from (15.1)% in 2023. See “—Non-IFRS Financial Measures.”

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

Year ended December 31, 2024 compared with year ended December 31, 2023

The non-underlying items were €10.2 million gain or 3.1% of revenues for the year ended December 31, 2024, versus €3.9 million loss or (0.9)% of revenues for the year ended December 31, 2023. The decrease in the non-underlying items losses by €14.1 million (or (365.5)%) was mainly due to an increase of net gain of €5.5 million on disposals and a net decrease of €6.4 million on cost in respect of disputes.

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

Operating Loss

Year ended December 31, 2024 compared with year ended December 31, 2023

Operating loss for the year ended December 31, 2024 amounted to €156.4 million, an increase of €34.0 million or 27.8%, compared to €122.4 million for the year ended December 31, 2023. The increase in operating loss was resulted from an increase in loss from operations before non-underlying items, which was partially offset by a decrease of non-underlying items.

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

Year ended December 31, 2024 compared with year ended December 31, 2023

Finance costs for the year ended December 31, 2024 amounted to €29.8 million, an increase of €9.4 million or 46.0%, compared to finance costs of €20.4 million for the year ended December 31, 2023. The increase was primarily attributable to an increase of €8.7 million of interest expense on borrowings and an increase of €0.5 million of interest expense on lease liability.

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

Loss before income tax

Year ended December 31, 2024 compared with year ended December 31, 2023

Loss before income tax for the year ended December 31, 2024 amounted to €186.2 million, an increase of €43.4 million or 30.4%, compared to €142.8 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared with year ended December 31, 2022

Loss before income tax for the year ended December 31, 2023 amounted to €142.8 million, a decrease of €97.0 million or (40.5)%, compared to €239.9 million for the year ended December 31, 2022.

Income tax (expenses) / benefits

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Year ended December 31, 2024 compared with year ended December 31, 2023

Income tax expenses for the year ended December 31, 2024 amounted to €3.1 million losses, decreased by €0.3 million, compared to €3.4 million losses for the year ended December 31, 2023.

The decrease in income tax expenses for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to €0.4 million deferred taxes loss in 2024, compared to €2.3 million loss in 2023.

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

Loss for the year

Year ended December 31, 2024 compared with year ended December 31, 2023

Loss for the year ended December 31, 2024 amounted to €189.3 million, an increase of €43.0 million or 29.4%, compared to €146.3 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared with year ended December 31, 2022

Loss for the year ended December 31, 2023 amounted to €146.3 million, a decrease of €93.5 million or (39)%, compared to €239.8 million for the year ended December 31, 2022.

Results by Segment

Year ended December 31, 2024 compared with year ended December 31, 2023

The following is a discussion of revenues, gross profit and contribution profit/(loss) for each segment for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2024 and 2023:

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	82,720	111,740	(29,020)	(26.0)%
Gross profit	48,440	64,547	(16,107)	(25.0)%
Gross profit margin	58.6%	57.8%	0.8%	—
Marketing and selling expenses	(72,241)	(76,533)	4,293	(5.6)%
Contribution profit/(loss)(1)(3)	(23,801)	(11,986)	(11,815)	98.6%
Contribution profit margin(2)(3)	(28.8)%	(10.7)%	(18.1)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2024 decreased to €82.8 million, a decrease of €29.0 million (or 26.0%) compared to €111.7 million for the year ended December 31, 2023. The decrease is mainly attributable to market headwinds and Lanvin’s transition of artistic director.

DTC revenues decreased by 21.3% from €55.4 million for the year ended December 31, 2023, to €43.6 million for the year ended December 31, 2024. The decline in DTC channels was mainly due to lower sales from softer market in Greater China and North America.

Wholesale revenues decreased by 32.1% from €39.9 million for the year ended December 31, 2023, to €27.1 million for the year ended December 31, 2024, mainly due to the softness in global luxury market as well as general challenges in the wholesale market. The wholesale revenues as percentage of Lanvin’s total revenues decreased from 35.7% in 2023 to 32.8% in 2024.

Gross profit

Gross profit for the year ended December 31, 2024 decreased to €48.4 million, a decrease of €16.1 million (or (25.0)%) compared to €64.5 million for the year ended December 31, 2023.

The decrease in gross profit was primarily attributable to the decrease in revenue. But gross margin increased to 58.6% in 2024 compared to 57.8% in 2023, which was mainly driven by its optimization of channel mix as well as the improvement in inventory management.

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2024 was €23.8 million (or 28.8% of revenue), a further loss of €11.8 million from the €12.0 million loss (or 10.7% of revenue) for the year ended December 31, 2023.

The increase in contribution loss was mainly due to the loss in gross margin and expense deleverage on lower revenue. Going forward, we expect our marketing and selling expenses to decline as a percentage of revenues as we scale and further improve our operational efficiency in stores and directly operated online channels.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2024 and 2023:

	For the years		Increase
	ended December 31,		/ (Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	87,891	126,280	(38,389)	(30.4)%
Gross profit	50,995	83,339	(32,344)	(38.8)%
Gross profit margin	58.0%	66.0%	(8.0)%	—
Marketing and selling expenses	(69,603)	(79,060)	(9,457)	(12.0)%
Contribution profit/(loss)(1)(3)	(18,608)	4,279	(22,887)	(534.9)%
Contribution profit margin(2)(3)	(21.2)%	3.4%	(24.6)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2024 amounted to €87.9 million, a decrease of €38.4 million (or (30.4)%) compared to €126.3 million for the year ended December 31, 2023. The decrease is mainly due to market headwinds and logistic disruptions caused by a transition to a new logistics supplier.

Gross profit

Gross profit margin for the year ended December 31, 2024 decreased to 58.0% from 66.0% for the year ended December 31, 2023. Gross profit decreased by €32.3 million to €51.0 million for the year ended December 31, 2024, compared to €83.3 million for the year ended December 31, 2023.

The decrease in gross profit margin in 2024 versus the previous year was primarily attributable to the delays in integrating with the new logistic provider, which resulted in higher fixed production costs.

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2024 was €18.6 million (or (21.2)% of revenue, versus a profit of €4.3 million (or 3.4% of revenue) for the year ended December 31, 2023. Marketing and selling expenses decreased to €69.6 million (or 79.2% of revenues) in the year ended December 31, 2024 from €79.1 million (or 62.6% of revenues) for the year ended December 31, 2023.

The decrease in marketing and selling expenses in 2024 was mainly due to the closure of 40 stores in 2024, which reduced selling expenses and led to cost-cutting measures in marketing expenses. As a percentage of revenue, personnel costs rose to 32.7% of revenues in 2024 versus 22.3% in 2023 due to the decrease in revenue and expense deleverage on lower revenues.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2024 and 2023:

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Revenues	79,267	90,398	(11,131)	(12.3)%
Gross profit	54,451	57,374	(2,923)	(5.1)%
Gross profit margin	68.7%	63.5%	5.2%	—
Marketing and selling expenses	(46,445)	(46,695)	250	(0.5)%
Contribution profit/(loss)(1)(3)	8,006	10,679	(2,673)	(25.0)%
Contribution profit margin(2)(3)	10.1%	11.8%	(1.7)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2024 amounted to €79.3 million, a decrease of €11.1 million (or (12.3)%) compared to €90.4 million for the year ended December 31, 2023. The decrease was mainly due to the decline in luxury demand in North America and the strategic contraction in Greater China.

Gross profit

Gross profit for the year ended December 31, 2024 was €54.5 million, a decrease of €2.9 million compared to €57.4 million for the year ended December 31, 2023. Gross profit margin improved to 68.7% in the year ended December 31, 2024 versus 63.5% for the year ended December 31, 2023, primarily due to the well-controlled production costs and better full-price sales.

Contribution profit/(loss)

Contribution profit for the year ended December 31, 2024 was €8.0 million (or 10.1% of revenue), versus a contribution profit of €10.7 million (or 11.8% of revenue) for the year ended December 31, 2023, driven by the loss in revenues. Marketing and selling expenses decreased to €46.4 million (or 58.6% of revenue) in 2024 from €46.7 million (or 51.7% of revenue) in 2023.

The decrease in marketing and selling expenses was mainly due to the cost saving in Greater China. The percentage of marketing and selling expenses of revenue increased to 58.6% in 2024 from 51.7% in 2023 was mainly due to the decrease in revenue and expense deleverage on lower revenues.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2024 and 2023:

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Revenues	41,910	59,518	17,608	(29.6)%
Gross profit	17,867	30,435	12,568	(41.3)%
Gross profit margin	42.6%	51.1%	(8.5)%	—
Marketing and selling expenses	(18,923)	(23,097)	4,174	(18.1)%
Contribution profit/(loss)(1)(3)	(1,056)	7,338	(8,394)	(114.4)%
Contribution profit margin(2)(3)	(2.5)%	12.3%	(14.8)%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2024 amounted to €41.9 million, a decrease of €17.6 million (or (29.6)%) compared to €59.5 million for the year ended December 31, 2023. The decrease was primarily due to sales decrease in wholesale channel, including third-party production business.

Gross profit

Gross profit for the year ended December 31, 2024 was €17.9 million, a decrease of €12.6 million compared to €30.4 million for the year ended December 31, 2023. Gross profit margin decreased to 42.6% in the year ended December 31, 2024 compared to 51.1% for the year ended December 31, 2023. The decrease in the gross profit margin was mainly due to fixed production costs on lower net revenues. Excluding third parties production, gross profit margin was 50.9% for the year ended December 31, 2024, compared to 61.0% for the year ended December 31, 2023.

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2024 was €1.1 million (or (2.5)% of revenue), versus a contribution profit of €7.3 million (or 12.3% of revenue) for the year ended December 31, 2023. Marketing and selling expenses decreased to €18.9 million (or 45.2% of revenue) in 2024 from €23.1 million (or 38.8% of revenue) in 2023, as a result of cost control and implementation of efficiency improvement measures.

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the years ended December 31, 2024 and 2023:

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Revenues	37,107	40,011	(2,904)	(7.3)%
Gross profit	10,628	11,351	(723)	(6.4)%
Gross profit margin	28.6%	28.4%	0.2%	—
Marketing and selling expenses	(1,861)	(1,900)	40	(2.1)%
Contribution profit/(loss)(1)(3)	8,767	9,451	(683)	(7.2)%
Contribution profit margin(2)(3)	23.6%	23.6%	0.0%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.
(2)	Contribution profit margin equals contribution profit divided by revenue.
(3)	Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2024 was €37.1 million, a decrease of €2.9 million (or (7.3)%) compared to €40.0 million for the year ended December 31, 2023.

Gross profit

Gross profit for the year ended December 31, 2024 was €10.6 million, a decrease of €0.7 million compared to €11.4 million for the year ended December 31, 2023. Gross profit margin increased to 28.6% for the year ended December 31, 2024 from 28.4% for the year ended December 31, 2023.

Contribution profit/(loss)

Contribution profit for the year ended December 31, 2024 was €8.8 million (or 23.6% of revenue), a decrease of €0.7 million or 7.2%, from €9.5 million (or 23.6% of revenue) for the year ended December 31, 2023. The decrease in contribution profit was mainly driven by the decline in revenue.

Year ended December 31, 2023 compared with year ended December 31, 2022

The following is a discussion of revenues, gross profit and contribution profit for each segment for the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2023 and 2022:

	For the years ended		Increase/
	December 31,		(Decrease)
			2023 vs
(Euro thousands, except percentages)	2023	2022	2022	%
Revenues	111,740	119,847	(8,107)	(6.8)%
Gross profit	64,547	60,513	4,034	6.7%
Gross profit margin	57.8%	50.5%	7.3%	—
Marketing and selling expenses	(76,533)	(75,852)	(681)	0.9%
Contribution profit/(loss)(1)(3)	(11,986)	(15,339)	3,353	(21.9)%
Contribution profit margin(2)(3)	(10.7)%	(12.8)%	2.1%	—

(1)Contribution profit equals gross profit less marketing and selling expenses.

(2)Contribution profit margin equals contribution profit divided by revenue.

(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Contribution profit/(loss)

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

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2023 and 2022:

	For the years ended		Increase/
	December 31,		(Decrease)
			2023 vs
(Euro thousands, except percentages)	2023	2022	2022	%
Revenues	126,280	125,514	766	0.6%
Gross profit	83,339	86,228	(2,889)	(3.4)%
Gross profit margin	66.0%	68.7%	(2.7)%	—
Marketing and selling expenses	(79,060)	(81,901)	2,841	(3.5)%
Contribution profit/(loss)(1)(3)	4,279	4,327	(48)	(1.1)%
Contribution profit margin(2)(3)	3.4%	3.4%	0.0%	—

(1)Contribution profit equals gross profit less marketing and selling expenses.

(2)Contribution profit margin equals contribution profit divided by revenue.

(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Contribution profit/(loss)

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

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2023 and 2022:

	For the years ended		Increase/
	December 31,		(Decrease)
			2023 vs
(Euro thousands, except percentages)	2023	2022	2022	%
Revenues	90,398	85,884	4,514	5.3%
Gross profit	57,374	52,642	4,732	9.0%
Gross profit margin	63.5%	61.3%	2.2%	—
Marketing and selling expenses	(46,695)	(42,498)	(4,197)	9.9%
Contribution profit/(loss)(1)(3)	10,679	10,144	535	5.3%
Contribution profit margin(2)(3)	11.8%	11.8%	0.0%	—

(1)Contribution profit equals gross profit less marketing and selling expenses.

(2)Contribution profit margin equals contribution profit divided by revenue.

(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Contribution profit/(loss)

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

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2023 and 2022:

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	59,518	61,929	(2,411)	(3.9)%
Gross profit	30,435	31,048	(613)	(2.0)%
Gross profit margin	51.1%	50.1%	1.0%	—
Marketing and selling expenses	(23,097)	(24,502)	1,405	(5.7)%
Contribution profit/(loss)(1)(3)	7,338	6,546	792	12.1%
Contribution profit margin(2)(3)	12.3%	10.6%	1.7%	—

(1)Contribution profit equals gross profit less marketing and selling expenses.

(2)Contribution profit margin equals contribution profit divided by revenue.

(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Contribution profit/(loss)

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

Caruso Segment

The following table sets forth revenues and gross profit for the Caruso segment for the years ended December 31, 2023 and 2022:

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2023	2022	2023 vs 2022%
Revenues	40,011	30,819	9,192	29.8%
Gross profit	11,351	7,147	4,204	58.8%
Gross profit margin	28.4%	23.2%	5.2%	—
Marketing and selling expenses	(1,900)	(1,446)	(454)	31.4%
Contribution profit/(loss)(1)(3)	9,451	5,701	3,750	65.8%
Contribution profit margin(2)(3)	23.6%	18.5%	5.1%	—
(1)	Contribution profit equals gross profit less marketing and selling expenses.

(2)Contribution profit margin equals contribution profit divided by revenue.

(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

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

Contribution profit/(loss)

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

Contribution profit and contribution profit margin

Contribution profit is defined as revenues less the cost of sales, and marketing and selling expenses. Contribution profit margin is defined as contribution profit divided by revenues.

Contribution profit subtracts the main variable expenses of marketing and selling expenses from gross profit, and our management believes this measure is an important indicator of profitability at the marginal level. This measure helps investors assess how efficiently the Company is managing its variable costs relative to its revenue. Importantly, the Company is not excluding these normal recurring expenses from non-IFRS measures that are most directly comparable to net income under IFRS. Contribution profit as used by the Company is more directly comparable to gross profit, rather than net income.

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

The table below reconciles revenue to contribution profit and contribution profit margin for the periods indicated.

	For the years ended December 31,
(Euro thousands, except percentages)	2024	2023	2022
Revenue	328,610	426,178	422,312
Cost of Sales	(145,847)	(175,236)	(184,368)
Gross profit	182,763	250,942	237,944
Marketing and selling expenses	(208,803)	(226,750)	(224,733)
Contribution profit	(26,040)	24,192	13,211
Contribution profit margin	(7.9)%	5.7%	3.1%

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

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the years ended December 31,
(Euro thousands, except percentages)	2024	2023	2022
Loss for the year	(189,295)	(146,253)	(239,751)
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	3,078	3,407	(129)
Finance cost–net	29,821	20,431	14,556
Non–underlying items	(10,243)	3,858	83,057
Loss from operations before non–underlying items	(166,639)	(118,557)	(142,267)
Add / (Deduct) the impact of:
Share based compensation	551	2,749	7,431
Adjusted EBIT	(166,088)	(115,808)	(134,836)

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

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Loss for the year	(189,295)	(146,253)	(239,751)
Add / (Deduct) the impact of:
Income tax benefits / (expenses)	3,078	3,407	(129)
Finance cost–net	29,821	20,431	14,556
Non–underlying items	(10,243)	3,858	83,057
Loss from operations before non–underlying items	(166,639)	(118,557)	(142,267)
Add / (Deduct) the impact of:
Share based compensation	551	2,749	7,431
Provisions and impairment losses	34,935	79	16,729
Net foreign exchange (gains) / losses	(7,709)	4,610	339
Depreciation/Amortization	46,542	46,946	45,810
Adjusted EBITDA	(92,320)	(64,173)	(71,958)

B.Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of additional Ordinary Shares and preferred shares, loans from our shareholder Fosun International (including its subsidiaries and joint ventures), and bank borrowings, and which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2024, 2023 and 2022, we had cash and cash equivalents of €18.0 million, €27.9 million and €91.7 million, respectively.

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

As a growing business, we may need additional cash resources from time to time to meet our obligations and fund our business and capital expenditures for the foreseeable future, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. Our shareholder Fosun International will continue to provide adequate support to us, in order to maintain our continued operation and also strategic growth plan for at least 36 months after December 31, 2024. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may also seek to issue equity or debt securities or obtain credit facilities. A decline in the market price of our Ordinary Shares, resulting from sale of all or substantial amounts of the Ordinary Shares or Warrants being offered pursuant to our effective registration statement, or the perception in the market that our existing securityholders may or intend to sell all or a significant portion of such securities, could adversely affect our ability to issue additional securities and our ability to raise additional capital on acceptable terms at a time that we deem appropriate or at all in the future. See “Item 3. Key Information—D. Risk Factors—We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiative” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities” for more details. In addition, issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

Year ended December 31, 2024 compared to the year ended December 31, 2023

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2024 and 2023. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years ended		Increase/
	December 31,		Decrease
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Net cash used in operating activities	(59,381)	(57,891)	(1,490)	2.6%
Net cash used in investing activities	(125)	(38,615)	38,490	(99.7)%
Net cash generated from financing activities	49,066	34,131	14,935	43.8%
Net change in cash and cash equivalents	(10,440)	(62,375)	51,935	(83.3)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	27,850	91,749	(63,899)	(69.6)%
Effect of foreign exchange differences on cash and cash equivalents	633	(1,524)	2,157	(141.5)%
Cash and cash equivalents less bank overdrafts at the end of the year	18,043	27,850	(9,807)	(35.2)%

Net cash used in operating activities

Net cash used in operating activities increased by €1.5 million to €(59.4) million for the year ended December 31, 2024 from €(57.9) million for the year ended December 31, 2023. The increase was primarily attributable to an increase in loss for the year of €43.0 million (or 29.4%) to €189.3 million, which was partially offset by a decrease in trade receivables of €17.6 million (or (38.5)%) to €28.1 million at the end of 2024.

Net cash used in investing activities

Net cash used in investing activities decreased by €38.5 million to €(0.1) million net cash used for the year ended December 31, 2024 from €(38.6) million net cash used for the year ended December 31, 2023. The increase was primarily attributable to (i) the decrease of payment for the purchase of long-term assets from €42.7 million in 2023 to €13.0 million in 2024, and (ii) the increase in proceeds from disposal of long-term assets from €4.4 million in 2023 to €12.9 million in 2024.

Net cash flows generated from financing activities

Net cash flows generated from financing activities increased by €14.9 million to €49.1 million for the year ended December 31, 2024 from €34.1 million for the year ended December 31, 2023. The increase in cash flows from financing activities was primarily attributable to (i) increased proceeds from borrowings of €228.9 million, (ii) higher payment of borrowings interest of €(7.8) million, (iii) lack of proceeds from financing fund compared to €36.5 million in 2023, (iv) higher repayment of lease liabilities of € (32.4) million, (v) lower capital contribution from non-controlling interests of €5 thousands compared to €5.6 million in 2023, (vi) higher payment of lease liabilities interest of €(7.7) million, which was partially offset by an increase of proceeds from shareholders’ capital injection of €(18.3) million.

Year ended December 31, 2023 compared to the year ended December 31, 2022

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2023 and 2022. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years ended		Increase/
	December 31,		Decrease
			2023 vs
(Euro thousands, except percentages)	2023	2022	2022	%
Net cash used in operating activities	(57,891)	(80,851)	22,960	(28.4)%
Net cash used in investing activities	(38,615)	(21,799)	(16,816)	77.1%
Net cash generated from financing activities	34,131	104,937	(70,806)	(67.5)%
Net change in cash and cash equivalents	(62,375)	2,287	(64,662)	(2,827.4)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	91,749	88,658	3,091	3.5%
Effect of foreign exchange differences on cash and cash equivalents	(1,524)	804	(2,328)	(289.6)%
Cash and cash equivalents less bank overdrafts at the end of the year	27,850	91,749	(63,899)	(69.6)%

Net cash used in operating activities

Net cash used in operating activities decreased by €23.0 million to €(57.9) million for the year ended December 31, 2023 from €(80.9) million for the year ended December 31, 2022. The decrease was primarily attributable to (i) the decrease in inventory level which decreased by €1.9 million (or (1.8)%) to €107.2 million at the end of December, 2023, and (ii) a decrease in trade receivables of €3.2 million (or (6.6)%) to €45.7 million at the end of December 2023.

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

The Amended and Restated Relationship Agreement became effective on December 14, 2023, and modified certain rights and obligations in the original Meritz relationship agreement, including the underwriting fees, put option, security, events of default, call option and registration rights described below. We entered into a side letter with Meritz on April 30, 2024, which modified the Amended and Restated Relationship Agreement. Pursuant to the side letter, we repurchased from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of $20.0 million.

Underwriting Fees

Pursuant to the aforementioned side letter, Meritz is entitled to underwriting fees in cash per each quarter with the first quarterly payment payable on the date that falls three months after the closing and the last quarterly payment payable on the third anniversary of the closing. The underwriting fees are calculated based on an amount of $0.0359 for each first tranche share then held by Meritz at the time of payment and an amount of US$0.0385 for each second tranche share then held by Meritz at the time of payment. In 2024, we paid Meritz underwriting fees with an aggregate amount of $2.3 million.

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

“Credit Events” means, among other things, insolvency, bankruptcy, liquidation or winding up of, and Mr. Guo Guangchang ceasing to have control of FTG, FFG, Fosun International or us, delisting or suspension of trading of shares of FTG or Fosun International for 15 trading days, delisting or suspension of trading of our shares for 5 trading days, non-payment or events of default by FTG, FFG, Fosun International and us with respect to borrowings over specified amount, and failure to pay Meritz any Underwriting Fee.

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

In the event that the Coverage Ratio (defined below) falls below 150%, upon Meritz’s notice, we are obligated to, among other things, provide additional security by either (i) depositing additional cash in US dollars by way of cash account charge in favor of Meritz (the “Cash Top Up”); (ii) (a) subject to Meritz’s consent which will not be unreasonably withheld, procuring Fosun International to grant a charge over additional shares of FTG in favor of Meritz, or (b) subject to Meritz’s consent which will not be unreasonably withheld, procuring Fosun International to grant a charge over our shares in favor of Meritz (each of (a) and (b), “Share Top Up”); (iii) subject to Meritz’s consent which will not be unreasonably withheld, making a combination of Cash Top Up and Share Top Up; in each case so that the Coverage Ratio increases to no lower than 200%; or (iv) acquiring all Subscription Shares then held by Meritz at a price equal to the Agreed Return (“Top Up Obligations”). As of the date of this report, our obligations were also secured by 48.5 million Ordinary Shares pledged by Fosun International pursuant to the top up adjustment. Subject to certain conditions set forth in the aforementioned side letter, our Ordinary Shares pledged by Fosun International will be released.

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

As of December 31, 2024, borrowings amounted to €5.7 million were guaranteed by a third party SACE S.p.A. As of December 31, 2024, borrowings amounted to €9.4 million were secured by pledges of our assets including property, plant and equipment, inventories and trade receivables.

Our unsecured borrowings are principally used for operations. The borrowings for the year ended December 31, 2024 are at rates ranging from 4.04% to 12.00% per annum.

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

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of December 31, 2024, we were in material compliance with all covenants.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2024:

	Payments Due by Period
	On	Less than	1 to 3	Over 3
(Euro thousands, except percentages)	demand	1 year	years	years	Total
Trade payables	38,845	41,579	—	—	80,424
Other current liabilities	9,358	93,231	—	—	102,589
Lease liabilities	—	53,348	55,169	76,700	185,217
Borrowings	—	158,540	14,792	10,430	183,762
Total contractual obligations	48,203	346,698	69,961	87,130	551,992

Other non-current liabilities (bonds and other)

As of December 31, 2024, 2023 and 2022, we had bonds and other related to government grants and others of €16.0 million, €14.7 million and €0.7 million, respectively.

Cash and Cash Equivalents

The table below sets forth the breakdown of our cash and cash equivalents as of the dates indicated.

	For the years ended
	December 31			Increase/ (Decrease)
				2024 vs		2023 vs
(Euro thousands, except percentages)	2024	2023	2022	2023	%	2022	%
Cash on hand	566	710	391	(144)	(20.3)%	319	81.6%
Bank balances	17,477	27,420	91,506	(9,943)	(36.3)%	(64,086)	(70.0)%
Cash and cash equivalents	18,043	28,130	91,897	(10,087)	(35.9)%	(63,767)	(69.4)%
Restricted cash	—	—	—	—	—	—	—
Cash and bank balances	18,043	28,130	91,897	(10,087)	(35.9)%	(63,767)	(69.4)%

The cash and cash equivalents (which include cash on hand and bank balances) were offset by bank overdrafts of nil, €0.3 million and €0.1 million as of December 31, 2024, 2023 and 2022, respectively. Our cash and cash equivalents are held with reputable commercial banks at various jurisdictions including Greater China, France, Italy and U.S. Certain jurisdictions may not have official deposit insurance program or agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at commercial banks in such jurisdictions.

We may be subject to restrictions which limit our ability to use cash. In particular, our cash held at banks in China is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not believe that such transfer restrictions have any adverse impacts on our ability to meet liquidity requirements. There was no material restricted cash as of December 31, 2024, 2023 and 2022.

Other current assets

The table below sets forth the breakdown of our other current assets as of the dates indicated.

	For the years ended
	December 31			Increase/ (Decrease)
				2024 vs		2023 vs
(Euro thousands, except percentages)	2024	2023	2022	2023	%	2022	%
Tax recoverable	7,444	7,078	10,164	366	5.2%	(3,086)	(30.4)%
Government grants	—	—	—	—	—	—	—
Advances and payments on account to vendors	4,261	4,486	7,238	(225)	(5.0)%	(2,752)	(38.0)%
Prepaid expenses	5,592	5,374	6,205	218	4.1%	(831)	(13.4)%
Deposits of rental, utility and other	1,808	1,859	2,055	(51)	(2.7)%	(196)	(9.5)%
Other receivable of royalties	4,975	4,147	751	828	20.0%	3,396	452.2%
Other	5,032	2,706	4,054	2,326	86.0%	(1,348)	(33.3)%
Total other current financial assets	29,112	25,650	30,467	3,462	13.5%	(4,817)	(15.8)%

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The Company performs its annual impairment assessment of goodwill as well as brand intangibles during the fourth quarter of each fiscal year. The Company determined that except Lanvin brand, there was no impairment in fiscal 2024 as the fair values of the Wolford and St. John cash generating units and indefinite-lived brands and the fair value of Sergio Rossi’s indefinite-lived brands significantly exceeded their carrying values.

In contrast, the Lanvin brand was subject to an impairment during fiscal 2024. We acquired Lanvin five years ago with a long-term vision for growth and integration. Since the second half of last year, however, the luxury market has experienced a noticeable slowdown, driven by weaker consumer sentiment in key markets and a more cautious retail environment globally. As part of our commitment to financial discipline, we have recognized an impairment to reflect these evolving market conditions. While this is a prudent and necessary step, we remain confident in Lanvin’s long-term potential and continue to pursue strategic opportunities to enhance the brand’s positioning and growth as the market stabilizes.

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

New Standards, Amendments and Interpretations under IFRS

For a description of certain recently adopted, issued or proposed accounting standards which may impact our consolidated financial statements in future reporting periods, refer to the sections “New Standards and Amendments issued by the IASB and applicable to the Lanvin Group from January 1, 2024” and “New standards, amendments and interpretations not yet effective” in Note 3.1—Summary of significant accounting policies to Lanvin Group’s consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our directors as of the date of this annual report.

Name	Age	Position
Zhen Huang	53	Chairman and Director
Tong “Max” Chen	44	Director
Qiang Liu	45	Director
Eric Chan	56	Director
Chao Zou	42	Director
Mitchell Alan Garber	60	Independent Director
Jennifer Fleiss	41	Independent Director
Jurjan Wouda Kuipers	62	Independent Director
Ceci Kurzman	55	Independent Director

Zhen Huang is chairman of our board of directors. He is also an Executive Director and Executive President of Fosun International, the chairman of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. (SSE Stock Code: 600655), a board member of Shede Spirits Co., Ltd. (SSE Stock Code: 600702), and the vice chairman of Beijing Sanyuan Foods Co., Ltd. (SSE Stock Code: 600429). Mr. Huang is the non-executive director of Fosun Tourism Group, a company within Fosun Group. Mr. Huang was awarded “Top Ten Economic Figures in China’s Circulation Industry” and “National Outstanding Commercial Entrepreneur”. Mr. Huang holds a bachelor’s degree in economics from Shanghai University of Finance and Economics and an MBA degree from Webster University.

Tong “Max” Chen is a member of our board of directors. Mr. Chen is a partner and a founding member of Primavera Capital Group, which he joined in 2010. At Primavera, Mr. Chen is responsible for sourcing, executing and exiting a variety of deals in the consumer and technology sectors, including investments in Alibaba Group, Cainiao Smart Logistics, Alibaba Local Services Group, iResearch, Vitaco Health and Love Bonito. Prior to joining Primavera, Mr. Chen worked at the Investment Banking Division of Goldman Sachs in both Hong Kong and New York from 2003 to 2006. Mr. Chen holds a bachelor’s degree in applied mathematics from Harvard College. He also received his JD and MBA degrees from Harvard Law School and Harvard Business School, respectively.

Qiang Liu is a member of our board of directors. He also serves as Fosun Global Partner, Vice President of Fosun International Limited, Co-Chief Executive Officer of Technology & Finance Overseas, and General Manager of the Strategic Development Department within Fosun. Prior to joining Fosun Group, Mr. Liu served as investment director at Pingan Trust, and investment assistant director at Pan Asian Alliance Capital. He holds a bachelor’s degree in finance from Nankai University and a master’s degree in finance from the Hanken School of Economics.

Eric Chan is a member of our board of directors. He is Fosun Global Partner and also acting as the Co-Chairman of Fosun Happiness Business Group. Before joining Fosun Group, Mr. Chan had worked at other international corporations as senior management, such as SECOO Group, K11 Concepts under Hong Kong New World Development Group, Wharf Group, CB Richard Ellis, Hong Kong MTR Corporation and Four Seasons Hotels & Resorts Group. As a seasoned executive, Mr. Chan has over 30 years’ experience across a wide spectrum in commercial industry throughout omni-channel shopping platform, luxury commercial real estate projects, offices and high-end hotels & resorts. Mr. Chan holds a bachelor’s degree from The Hong Kong Polytechnic University for hotel management and an MBA degree from The University of Leicester.

Chao Zou is a member of our board of directors. He also serves as the Executive President, and Chief Financial Officer of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd., the Chairman of Supervisory Board of Tom Tailor GmbH, a board member of Shede Spirits Co., Ltd. and Jinhui Liquor Co., Ltd. (SSE Stock Code: 603919), and a board member of Shanghai Diamond Exchange. Prior to joining Fosun Group, Mr. Zou served as the Incharge of Innovation Finance Department of Shimao Group, and Assurance Manager in KPMG China. Mr. Zou holds a bachelor’s degree in business administration and a master’s degree in business management from Shanghai University of Finance and Economics. He also holds Fellow - Institute of Public Accountants (FIPA) in Australia and Fellow- Institute of Financial Accountants(FFA)in the UK.

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

Jennifer Fleiss is one of our independent directors. Ms. Fleiss is a co-founder of Rent the Runway, a former executive within Walmart’s tech incubator, a former Partner at Initialized Capital and Volition Capital, a board member of Rent the Runway (RENT) and Shutterfly. She currently serves as CEO of a family travel product company, Roll Rider. Ms. Fleiss holds a bachelor’s degree (cum laude) in political science from Yale University and an MBA from Harvard Business School.

Jurjan Wouda Kuipers is one of our independent directors. Before his appointment as an independent director, Mr. Wouda Kuipers spent 22 years at Ernst & Young (EY) in New York. From 2017 until his retirement in July 2020, Mr. Wouda Kuipers was EY’s Senior International Tax Partner heading the Financial Services Offices’ Tax Desks, and his previous work experience includes the following positions as: Associate General Tax Counsel at Unilever and Associate at tax law firm Loyens & Volkmaars. For the past twenty two years, Mr. Wouda Kuipers has served on the board of the Netherland-America Foundation (NAF) and now he is the Chairman of the NAF. Mr. Wouda Kuipers holds three master of law degrees (University of Amsterdam, Taxation, 1991; Erasmus University Rotterdam, Corporate Law, Civil Law, 1987).

Ceci Kurzman is one of our independent directors. Ms. Kurzman is an experienced board member having served on several public and private boards spanning the last 15 years. She is an entertainment industry veteran and the founder of Nexus Management Group, Inc., a private investment company dedicated to innovative growth-stage businesses in the consumer, media and technology sectors. Ms. Kurzman currently serves on the board of directors of United Talent Agency and Warner Music Group (NASDAQ: WMG), where she serves on the compensation and nomination and governance committees, as well as other public and private companies including Man Group (LON: EMG), FC3 Corp, Sprint Studios and The Observer. Ms. Kurzman also serves as a senior advisor to Dynasty Equity and Cityrock Funds. Ms. Kurzman is a graduate of Harvard College.

Ms. Weijing Fang was a member of our board of directors from April 14, 2023 until her resignation in January 2025. Ms. Fang’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise.

The following individuals comprise our senior management as of the date of this annual report:

●	Andy Lew as Executive President;
●	Kat Yu David, Chan as Executive President and Chief Financial Officer; and
●	Gong Cheng as Chief Risk Officer and Global General Counsel.

Mr. Eric Chan was our Chief Executive Officer from December 2023 until January 2025. He has transitioned to serve as a member of our board of directors since January 2025.

Summary biographies of members of the senior management are set out below:

Andy Lew, 54, has been our Executive President since January 2025. Before this role, he was the Chief Executive Officer of St. John Knits. Mr. Lew brings more than 35 years of experience in the fashion industry, with a proven track record of leadership and operational excellence in the luxury sector. He oversees Lanvin Group’s operations, including strategic implementation, business development and growth, financial management, supply chain, information technology, and brand operations. He has continued to serve as a key leader within St. John Knits International Inc., with day-to-day operations managed by a newly established management committee. Prior to his leadership role at St. John Knits, Mr. Lew held senior positions at Brooks Brothers Group, Ermenegildo Zegna Group, and Nordstrom Inc., where he played a pivotal role in driving business expansion, leading high-performing teams, and navigating complex global markets. Additionally, Mr. Lew has served on the boards of August Purple, Soles4Souls, and several Brooks Brothers subsidiaries.

Kat Yu David, Chan, 42, is our Executive President and Chief Financial Officer, and has been with the Lanvin Group since its inception. Mr. Chan currently serves as a board member for three of Lanvin Group’s brands: Lanvin, Sergio Rossi and Caruso, and the chairman of the supervisory board of Wolford. At Lanvin Group, Mr. Chan is responsible for leading multiple aspects of Lanvin Group’s activities including mergers and acquisitions, brand operations, key personnel recruitment, and vision and strategy implementation for all of Lanvin Group’s brands. Mr. Chan led the acquisitions of Lanvin, Sergio Rossi, St. John and Oasis Fashion, which had later been rebranded to become Fosun Fashion Brand Management. Prior to joining the Lanvin Group, Mr. Chan served as a board observer of Cirque de Soleil, and Managing Director of the China Momentum Fund, a cross-border private equity fund managed by Fosun. Prior to joining Fosun, Mr. Chan was an investment professional at Alcentra, a subsidiary of BNY Mellon. Mr. Chan holds a bachelor’s degree with dual majors in economics and mathematics from Emory University.

Gong Cheng, 35, is our Chief Risk Officer and Global General Counsel. Mr. Cheng has been with the Lanvin Group since 2018 in various legal roles. He was appointed as the Chief Risk Officer of the Group in September 2021, and as the Global General Counsel in April 2024. Prior to joining the Lanvin Group, Mr. Cheng served as legal counsel in an offshore private equity fund managed by Fosun. From 2012 to 2017, he was an attorney at Deheng Law Offices and Junhe LLP, where he specialized in capital markets and securities law. Mr. Cheng holds a Bachelor of Law degree from East China University of Political Science and Law. He also received his Master of Laws degree from Boston University, School of Law. Mr. Cheng is also a part-time tutor at East China University of Political Science and Law, Wenbo College.

B.	Compensation

In 2024, we paid an aggregate of €1.238 million (based on the average exchange rate for the year of 2024) in cash compensation and benefits to our directors and executive officers as a group. Our executive officers and independent directors are also eligible for the share awards under the BF Plan. For information regarding share awards granted to our directors and executive officers, see the section entitled “ —Share Incentive Plan.”

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

Share Incentive Plan

Brilliant Fashion Incentive Award Plan

In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (the “SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited (“BF”), which has been established for the BF Plan. The BF Plan seeks to modify the RSU scheme originally adopted by FFG in 2020, which demonstrates our intention to attract the best available personnel and to provide additional incentives to employees, directors and consultants to us. The BF Plan provides for the issuance of up to an aggregate of 32,129,493 class B ordinary shares with the par value of $1.00 in BF (“BF Shares”), which corresponds to the economic interests in 8,651,247 Ordinary Shares (the “Awards”), by virtue of BF’s shareholding in our Company. The BF Plan allows us to grant Awards and options to purchase Awards to persons including our employees, non-employee directors and consultants. As of the date of this annual report, Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 6,341,873 Ordinary Shares are outstanding, of which Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 1,992,474 Ordinary Shares are held by our current executive officers and directors as a group.

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

	Ordinary Shares
	Underlying
	Awards /
	Options to
	Purchase		Exercise Price	Date of	Date of
	Awards		(€/Share)	Grant	Expiration
Executive Officers
Kat Yu David, Chan	*	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—
Tong “Max” Chen	*	(2)	—	April 1, 2023, December 14, 2023 and 2024	—
Mitchell Alan Garber	*	(2)	—	April 1, 2023, December 14, 2023 and 2024	—
Jennifer Fleiss	*	(2)	—	April 1, 2023, December 14, 2023 and 2024	—
Jurjan Wouda Kuipers	*	(2)	—	April 1, 2023, December 14, 2023 and 2024	—
Ceci Kurzman	*	(2)	—	April 1, 2023, December 14, 2023 and 2024	—

Gong Cheng	*	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—
Xiaojing Grace Zhao(3)	*	(1)	7.58	December 7, 2021	November 26, 2029
Shang Hsiu Koo(4)	*	(1)	7.58	December 7, 2021	October 8, 2031
Yun Cheng(5)	2,204,658	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—
*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase Awards.
(2)	Represents Awards.
(3)	Ms. Zhao was the Executive President and Co-COO of Lanvin Group from 2020 to March 2023. For personal reasons, she transferred to a new role within Fosun Group in the function of Business Development in March 2023. Ms. Zhao’s transfer did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of her transfer were retained by Ms. Zhao, and unvested Awards as of the same date were forfeited and canceled.
(4)	Mr. Koo was the Chief Financial Officer of Lanvin Group from October 2021 until his resignation in January 2023. Mr. Koo’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of his resignation were retained by Mr. Koo, and unvested Awards as of the same date were forfeited and canceled.
(5)	Ms. Cheng was the Chief Executive Officer of Lanvin Group since our inception until her resignation in December 2023. Ms. Cheng’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of her resignation were retained by Ms. Cheng, and unvested Awards as of the same date were forfeited and canceled.

Clawback Policy

Since 2023, we have implemented a Clawback Policy to adhere to SEC rules and New York Stock Exchange listing criteria. This policy enables us to reclaim any surplus incentive-based compensation from both current and former executive officers subsequent to an accounting restatement.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors as of the date of this annual report. Of these nine directors, four are independent. These four independent directors were selected and approved by our board of directors through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to our operations. We may by a resolution of the directors from time to time fix the maximum and minimum number of directors to be appointed, but unless such numbers are fixed as aforesaid, our board of directors shall consist of not less than one director and there shall be no maximum number of directors. A director may vote in respect of any contract or transaction in which he/she is interested provided that the nature of the interest of any director in any such contract or transaction is disclosed at or prior to its consideration and any vote thereon, and such director may be counted in the quorum at any meeting of directors at which any such contract or transaction is considered. A director who is interested in a contract or proposed contract with us must declare the nature of his interest at a meeting of the directors. No non-employee director has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of the Company. Our directors also have a duty to exercise their powers only for a proper purpose, a duty to avoid conflicts of interest and duty, a duty to disclose personal interest in contracts involving us, a duty not to make secret profits from the office as a board member and a duty to act with skill, care and diligence. It was previously considered that a director need not, in the performance of his or her duties, exhibit a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, one or more shareholders may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Audit Committee

The audit committee consists of Jurjan Wouda Kuipers, Ceci Kurzman and Mitchell Alan Garber. Mr. Wouda Kuipers is the chairperson of the audit committee. He satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Garber, Ms. Kurzman and Mr. Wouda Kuipers satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act and is financially literate.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	overseeing the relationship with our independent auditors, including:
●	appointing, retaining and determining the compensation of our independent auditors;
●	approving auditing and pre-approving non-auditing services permitted to be performed by the independent auditors;
●	discussing with the independent auditors the overall scope and plans for their audits and other financial reviews;
●	reviewing at least annually the qualifications, performance and independence of the independent auditors;
●	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by us and all other material written communications between the independent auditors and management;
●	reviewing and resolving any disagreements between management and the independent auditors regarding financial controls or financial reporting;
●	overseeing the internal audit function, including conducting an annual appraisal of the internal audit function, reviewing and discussing with management the appointment of the head of internal audit, at least quarterly meetings between the chairperson of the audit committee and the head of internal audit, reviewing any significant issues raised in reports to management by internal audit and ensuring that there are no unjustified restrictions or limitations on the internal audit function and that it has sufficient resources;
●	reviewing and approving all related party transactions, and reviewing and approving all changes to our related party transactions policy;
●	reviewing and discussing with management the annual audited financial statements and the design, implementation, adequacy and effectiveness of our internal controls;
●	overseeing risks and exposure associated with financial matters; and
●	establishing and overseeing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing and internal control matters.

Compensation Committee

The compensation committee consists of Mitchell Alan Garber, Jennifer Fleiss, Tong “Max” Chen and Zhen Huang. Mr. Garber is the chairperson of the compensation committee. Each of Ms. Fleiss and Mr. Garber satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules.

The compensation committee is responsible for, among other things:

●	reviewing at least annually the goals and objectives of our executive compensation plans, and amending, or recommending that our board of directors amend, these goals and objectives if the committee deems it appropriate;
●	reviewing at least annually our executive compensation plans in light of our goals and objectives with respect to such plans, and, if the committee deems it appropriate, adopting, or recommending to our board of directors the adoption of, new, or the amendment of existing, executive compensation plans;
●	evaluating at least annually the performance of our executive officers in light of the goals and objectives of our compensation plans, and determining and approving the compensation of such executive officers;

●	evaluating annually the appropriate level of compensation for our board of directors and committee service by non-employee directors;
●	reviewing and approving any severance or termination arrangements to be made with any executive officer of us;
●	reviewing perquisites or other personal benefits to our executive officers and directors and recommend any changes to our board of directors; and
●	administering our equity plans.

Nominating and Corporate Governance Committee

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

The nominating and corporate governance committee assists the board of directors in evaluating nominees other than the existing directors to the board of directors and its committees. In addition, the nominating and corporate governance committee is responsible for, among other things:

●	reviewing annually with the board of directors the characteristics such as knowledge, skills, qualifications, experience and diversity of directors other than the existing directors;
●	overseeing our environmental, social and governance risks, strategies, policies, programs and practices to further our business purpose, strategy, culture, values and reputation;
●	overseeing director training and development programs; and
●	advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.

Foreign Private Issuer Status

We are a Cayman Islands exempted company incorporated in 2021 with limited liabilities. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

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

We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:

●	a majority of the board of directors consist of independent directors;
●	a compensation committee consisting of independent directors;
●	a nominating and corporate governance committee consisting of independent directors; or
●	regularly scheduled executive sessions with only independent directors each year.

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

D.Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.Share Ownership

The following table sets forth information as of April 21, 2025 with respect to the beneficial ownership of our Ordinary Shares by:

●	each person who beneficially owns 5.0% or more of the issued and outstanding Ordinary Shares;
●	each person who is an executive officer or director; and
●	all executive officers and directors as a group.

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 139,775,804 Ordinary Shares issued and outstanding (excluding 5,245,648 Ordinary Shares that have been repurchased by us and held as treasury shares) as of the date of April 21, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

		% of Total Ordinary
Name of Beneficial Owner	Ordinary Shares	Shares / Voting Power
Principal Shareholders
Fosun International Limited(1)	90,334,215	64.63%
Fosun Fashion Holdings (Cayman) Limited(1)	18,811,415	13.46%
Meritz(2)	13,804,733	9.88%
Primavera Capital Acquisition LLC(3)	15,280,000	10.18%
Brilliant Fashion Holdings Limited(4)	8,651,247	6.19%
Directors and Executive Officers(5)	—	—
Zhen Huang	—	—
Tong “Max” Chen	—	—
Qiang Liu	—	—
Eric Chan	—	—
Chao Zou	—	—
Mitchell Alan Garber(6)	*	*
Jennifer Fleiss(7)	*	*
Jurjan Wouda Kuipers(7)	*	*
Ceci Kurzman(7)	*	*
Andy Lew	—	—
Kat Yu David, Chan(7)	*	*
Gong Cheng(4)	8,651,247	6.19%
All directors and executive officers as a group (12 individuals)	9,073,159	6.49%
(1)	Based solely upon information contained in the most recent Schedule 13D/A of Fosun International, filed with the SEC on August 6, 2024, reflecting beneficial ownership as of August 2, 2024. According to this Schedule 13D/A, the aggregate amount of 90,334,215 Ordinary Shares beneficially owned by Fosun International included (i) 18,811,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly-owned by Fosun International. Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly-owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. Shanghai Yuyuan Tourist Mart (Group) Co., Ltd is majority-owned by Fosun International indirectly through a number of intermediate subsidiaries. The business address of Fosun Fashion Holdings (Cayman) Limited is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China. The business address of Yujing Fashion (BVI) Limited is Fuxing Rd East 2, Shanghai, 200010, China.
(2)	The share number reflects our repurchase of 5,245,648 Ordinary Shares from Meritz pursuant to a side letter between us and Meritz. For details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”
(3)	Based solely upon information contained in the most recent Schedule 13G of the Primavera Capital Acquisitions LLC, filed with the SEC on February 14, 2023, reflecting beneficial ownership as of December 31, 2022. According to this schedule 13G, it represented the number of Ordinary Shares beneficially owned by Primavera Capital Acquisition LLC (the “Sponsor”), consisting of (i) 5,000,000 Ordinary Shares held by the Sponsor, and (ii) 10,280,000 Ordinary Shares issuable upon the exercise of 10,280,000 Private Placement Warrants. The business address of the Sponsor is 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. Fred Hu is the sole manager of the Sponsor and has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Accordingly, all of the Ordinary Shares held by the Sponsor may be deemed to be beneficially held by Fred Hu.

(4)	Based solely upon information contained in the most recent Schedule 13G/A of Brilliant Fashion Holdings Limited, filed with the SEC on February 12, 2025, reflecting beneficial ownership as of December 31, 2024. According to this Schedule 13G/A, it represented 8,651,247 Ordinary Shares held by Brilliant Fashion Holdings Limited, which is the settlor of our employee incentive award plan trust with Futu Trustee Limited as the trustee. See the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” Gong Cheng is the sole shareholder of Chenggong Holdings Limited, which holds the sole voting share (Class A ordinary share) of Brilliant Fashion Holdings Limited. Therefore, Gong Cheng has voting power and dispositive power over Ordinary Shares held by Brilliant Fashion Holdings Limited and may be deemed the beneficial owner of such Ordinary Shares, including certain Ordinary Shares held by Brilliant Fashion Holdings Limited over which Gong Cheng has dispositive power due to his right to receive within 60 days after April 21, 2025 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan. The business address of Brilliant Fashion Holdings Limited is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China.
(5)	The business address of each of the directors and executive officers of the Company is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China.
(6)	Represents (i) 421,912 Ordinary Shares held by Stephenson Management Inc., a holding company wholly-owned by Mitchell Alan Garber and his spouse Anne-Marie Boucher, and (ii) certain Ordinary Shares held by Brilliant Fashion Holdings Limited over which Mitchell Alan Garber has dispositive power due to his right to receive within 60 days after April 21, 2025 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan. The business address of Stephenson Management Inc. is 2200 Stanley Street, Montreal, Quebec H3A1R6, Canada.
(7)	Represents Ordinary Shares held by Brilliant Fashion Holdings Limited over which such person has dispositive power due to such person’s right to receive within 60 days after April 21, 2025 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan.
*	Less than 1% of the total number of issued and outstanding Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

According to our transfer agent, as of April 21, 2025, there were three record holders in the United States (including Cede & Co., the nominee of the Depositary Trust Company, holding approximately 59.2% of our outstanding Ordinary Shares) holding a total of 82,866,768 Ordinary Shares, representing approximately 59.3% of our total outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since some of these Ordinary Shares are held by brokers or other nominees.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

In addition, PCAC entered into an administrative services agreement, pursuant to which PCAC was obligated to pay the Sponsor up to $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of its management team, which obligations ceased upon completion of the Business Combination. For the nine months ended September 30, 2022, PCAC incurred $90,000 in fees for these services. Pursuant to a letter agreement dated September 29, 2022, the Sponsor waived its right to be reimbursed for the foregoing expenses under such administrative services agreement.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Shareholder Loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International and its subsidiaries, being Shanghai Fosun High Technology (Group) Co., Ltd., Shanghai Fosun High Technology Group Finance Co., Ltd, FPI (US) I LLC and Fosun JoyGo (HK) Technology Limited. Most of such shareholder loans have interest rates ranging from 6% to 10% per annum, with terms ranging from one to two years. As of December 31, 2022, 2023 and 2024, we had amounts due to Fosun International and its subsidiaries (excluding accrued interest) of €14.1 million, €25.9 million and €148.8 million.

On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and our shareholder Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (as novated, amended and restated by the novation, amendment and restatement agreement dated August 14, 2023 between Lanvin Hong Kong Limited as the new borrower, JLSA as the original borrower and new guarantor, LGHL as guarantor and Meritz as the lender, the “Facility”). JLSA used the Facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The Facility has a term of three years and bears a fixed interest of 9.10% per annum. As of December 31, 2024, the amount owed to Meritz (excluding accrued interest) was €16.7 million. The Facility is mainly secured by royalties to be paid by Itochu for selling Lanvin-branded licensed products in Japan. Lanvin Hong Kong Limited holds the right to receive such royalties, and its shares were also charged in favor of Meritz.

Lease Agreement

We leased certain property from Shanghai Fosun Bund Property Co., Ltd., which is a joint venture of Fosun International. In 2022, 2023 and 2024, we recognized rental expenses of €1.2 million, €1.1 million and €0.2 million to Shanghai Fosun Bund Property Co., Ltd.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

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

ITEM 10.ADDITIONAL INFORMATION

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

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;
●	banks, financial institutions or financial services entities;
●	insurance companies;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof,
●	real estate investment trusts;
●	regulated investment companies;
●	partnerships, S corporations or other pass-through entities or their partners, shareholders or other beneficial owners;
●	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own five percent or more of our shares by vote or value;

●	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of December 31, 2024, 2023 and 2022, approximately 91%, 71% and 42% of our interest-bearing borrowings bore interest at fixed rates, respectively.

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

As of December 31, 2024, 2023 and 2022, we had undrawn cash credit lines of $6 million, $13 million and $13 million available at banks, respectively.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

A description of our Warrants is set forth in this annual report, in Exhibit 2.5 “Description of Securities” and is incorporated by reference herein.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective as of December 31, 2024 due to the material weaknesses in our internal control over financial reporting as described below in “—Management’s Annual Report on Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Based on its assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024, due to the material weaknesses described below.

Material Weaknesses in Internal Control over Financial Reporting

We had previously identified certain material weaknesses in our internal control over financial reporting as of December 31, 2023: (i) we did not fully design, implement and monitor general information technology controls in the areas of user access, and segregation of duties for systems supporting substantially all of the Group’s internal control processes; and (ii) (a) we did not design and implement, and retain appropriate documentation of formal accounting policies, procedures and controls across substantially all of the Group’s business processes to achieve timely, complete and accurate financial accounting, reporting, and disclosures; and (b) we did not design and implement adequate controls pertaining to the period-end financial reporting, classification of contingent consideration, journal entries, completeness and accuracy of underlying data used in the performance of controls and account reconciliations.

During fiscal year 2024, under the oversight of our board of directors, our management implemented the following remedial actions to enhance the internal control framework, including:

●	We developed and implemented a strengthened governance framework for IT controls, with a particular focus on user access management and segregation of duties across all systems.
●	We reinforced policies, procedures, and documentation requirements to ensure completeness and accuracy in financial reporting, including formalizing accounting policies, standardized checklists, review protocols, and clear escalation procedures for exception items.
●	Additionally, we engaged qualified external consultants to evaluate and enhance our Sarbanes-Oxley compliance framework while conducting targeted training programs to ensure consistent execution of controls across the organization.

Despite the progress discussed above, there were several matters in 2024 that hindered our ability to fully remediate all of the material weaknesses identified in the prior year. These include:

●	Resource and Time Constraints: The complexity of certain control enhancements required more time and specialized expertise than initially anticipated, delaying full implementation.
●	System Integration Challenges: Legacy system limitations and interdependencies between financial and operational systems posed difficulties in achieving seamless control automation.
●	Implementation Gaps: While the Company has established accounting policies and procedures, full operational implementation across all business units remains incomplete.

In conclusion, certain material weaknesses in our internal control over financial reporting as of December 31, 2024 remains unchanged.

Management’s Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

We and our board of directors remain committed to resolving these outstanding issues and will continue to prioritize remediation efforts in the upcoming fiscal year, with regular updates provided to the board of directors and relevant stakeholders. Our internal control remediation plan includes the following:

●	Implementing compensating controls, including monthly manual access reviews for legacy systems validated by department heads and dual approvals for high-risk transactions in legacy environments;
●	Replacing obsolete systems with upgraded platforms that support automated IT General Controls, including user access management and segregation of duties, by 2026;
●	Conducting bi-annual workshops for IT and finance teams on access control best practices and interim manual procedures;
●	Continuing to refine management review controls over complex accounting areas; and
●	Providing ongoing training and oversight to ensure consistent execution of financial reporting controls across business units.

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

Changes in Internal Control over Financial Reporting

Other than the remedial actions taken above for material weaknesses, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16.AAUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jurjan Wouda Kuipers, who is an independent director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16.BCODE OF ETHICS

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

ITEM 16.CPRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Zhitong Certified Public Accountants LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2024, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton Zhitong Certified Public Accountants LLP, the member firms of Grant Thornton International Ltd (“GTIL”) and their respective affiliates (collectively, the “Grant Thornton Entities”), for the years indicated.

	For the Year Ended December 31,
	2022	2023	2024

	(In Euro millions)
Audit fees(1)	2.9	2.9	2.5
Audit-related fees(2)	*	*	*
Tax fees(3)	*	*	*
All other fees(4)	*	*	*
Total	2.9	2.9	2.5

Notes:

*	Amounts less than €50 thousand.
(1)	Audit fees are the aggregate fees charged by the Grant Thornton Entities for the audit of our annual consolidated financial statements, the review of documents filed with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are the aggregate fees charged by the Grant Thornton Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for agreed upon procedures engagements and other attestation services subject to regulatory requirements.
(3)	Tax fees are the aggregate fees charged by the Grant Thornton Entities for services related to tax compliance, tax advice and tax planning.
(4)	All other fees are the aggregate fees charged by the Grant Thornton Entities for non-audit services rendered which are not listed above.

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Grant Thornton Entities, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16.DEXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16.EPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 14, 2023, pursuant to the Meritz SBSA and the Amended and Restated Meritz Relationship Agreement, we repurchased from Meritz one Convertible Preference Share for a price equal to US$54,473,260.

Pursuant to a side letter between us and Meritz to the Amended and Restated Relationship Agreement, we repurchased from Meritz 5,245,648 Ordinary Shares in aggregate for a total purchase price of $20.0 million based on the following schedule: (i) 1,328,704 Ordinary Shares on April 30, 2024 for $5.0 million, (ii) 1,318,129 Ordinary Shares on June 28, 2024 for $5.0 million, (iii) 1,305,220 on July 31, 2024 for $5.0 million and (iv) 1,293,595 on August 30, 2024 for $5.0 million.

For details of the Meritz SBSA, Amended and Restated Meritz Relationship Agreement and the side letter, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

ITEM 16.FCHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.GCORPORATE GOVERNANCE

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

ITEM 16.HMINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.IDISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.JINSIDER TRADING POLICIES

We have adopted an insider trading policy which governs the purchase, sale and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our Insider Trading Policy is filed as Exhibit 11 to this annual report on Form 20-F.

ITEM 16.KCYBERSECURITY

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

Our cybersecurity risk management program includes:

●	an Information Security Policy outlining practices for maintaining confidence in our business and safeguarding information;
●	utilization of internal and external resources for security assessments and audits;
●	annual external audits and penetration tests for our systems;
●	mandatory cybersecurity training for all employees and management;
●	a comprehensive incident response plan for assessing, responding to, and resolving cybersecurity incidents; and
●	a vendor assessment program to mitigate cybersecurity risks from third-party service providers, including contractual obligations for prompt reporting of security incidents or risks.

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

Cybersecurity Governance

Our board of directors oversees cybersecurity risk and has assigned the Audit Committee to manage our cybersecurity risk management program. The Audit Committee receives regular updates on these programs from management, along with related trends or metrics. Our Deputy Chief Technology Officer provides regular updates on program status, key issues, priorities, and challenges to the Audit Committee. Our Deputy Chief Technology Officer has extensive experience in the areas of information security and cybersecurity risk management, who is supported by a team of experienced information systems security professionals specializing in network security, application security, data protection, and incident response. Additionally, management informs our board of directors about significant cybersecurity incidents, while also providing briefings on program components and important risk or compliance matters.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Lanvin Group Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

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

2.5

Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the Form 20 - F (File No. 001 - 41569), as amended, initially filed with the Securities and Exchange Commission on April 30, 2024).

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

4.12

Form of Indemnification Agreement between Lanvin Group Holdings Limited and each director and executive officer of Lanvin Group Holdings Limited, (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

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
4.24

Forward Purchase Agreement, dated as of January 5, 2021, between Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC and Aspex Master Fund (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

4.25

Forward Purchase Agreement, dated as of January 4, 2021, between Primavera Capital Acquisition Corporation, Primavera Capital Acquisition LLC and Sky Venture Partners L.P. (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January, 6 2023).

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

4.27

Relationship Agreement, dated October 19, 2022, between Lanvin Group Holdings Limited, and Meritz Securities Co. Ltd. (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-269150), as amended, initially filed with the Securities and Exchange Commission on January 6, 2023).

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

Exhibit Number	Description of Exhibit
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

4.39

Side Letter to the Amended and Restated Relationship Agreement, dated April 30, 2024, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 4.39 to the Form 20 - F (File No. 001 - 41569), as amended, initially filed with the Securities and Exchange Commission on April 30, 2024).

8.1*	List of subsidiaries of Lanvin Group Holdings Limited

11*	Insider Trading Policy

12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP

97.1

Lanvin Group Holdings Limited Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41569), as amended, initially filed with the Securities and Exchange Commission on April 30, 2024)

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

Lanvin Group Holdings Limited

By:	/s/ Kat Yu David, Chan
Name:	Kat Yu David, Chan
Title:	Chief Financial Officer

Date: April 30, 2025

Lanvin Group Holdings Limited

Consolidated financial statements and

report of independent registered public accounting firm

At December 31, 2024 and 2023 and

for each of the three years ended December 31, 2024

-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Lanvin Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lanvin Group Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Shanghai, China

April 30, 2025

Lanvin Group Holdings Limited

Consolidated statements of profit or loss

For the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
(Euro thousands except for loss per share)	Notes	2024	2023	2022
Revenue	8	328,610	426,178	422,312
Cost of sales	9	(145,847)	(175,236)	(184,368)
Gross profit		182,763	250,942	237,944
Marketing and selling expenses	9	(208,803)	(226,750)	(224,733)
General and administrative expenses	9	(117,368)	(138,215)	(153,138)
Impairment of goodwill	9,15	(31,208)	—	—
Other operating income and expenses	9	7,977	(4,534)	(2,340)
Loss from operations before non-underlying items		(166,639)	(118,557)	(142,267)
Non-underlying items	10	10,243	(3,858)	(83,057)
Loss from operations		(156,396)	(122,415)	(225,324)
Finance cost – net	11	(29,821)	(20,431)	(14,556)
Loss before income tax		(186,217)	(142,846)	(239,880)
Income tax (expenses) / benefits	12	(3,078)	(3,407)	129
Loss for the year		(189,295)	(146,253)	(239,751)
Attributable to:
- Owners of the Company		(165,255)	(129,313)	(218,290)
- Non-controlling interests		(24,040)	(16,940)	(21,461)
Loss per share in Euro
- Basic and diluted (in Euro per share)	13	(1.41)	(0.98)	(2.15)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of comprehensive loss

For the years ended December 31, 2024, 2023 and 2022

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Loss for the year	(189,295)	(146,253)	(239,751)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	(9,451)	4,109	(1,616)
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial gains/(losses), net of tax	52	(1,251)	1,813
Total comprehensive loss for the year	(198,694)	(143,395)	(239,554)
Attributable to:
- Owners of the Company	(173,217)	(126,741)	(218,040)
- Non-controlling interests	(25,477)	(16,654)	(21,514)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of financial position

At December 31, 2024 and 2023

		At December 31,
(Euro thousands)	Notes	2024	2023
Assets
Non-current assets
Intangible assets	14	213,501	210,439
Goodwill	15	38,115	69,323
Property, plant and equipment	17	39,440	43,731
Right-of-use assets	18	131,597	128,853
Deferred income tax assets	12	11,598	13,427
Other non-current assets	19	14,869	15,540
		449,120	481,313
Current assets
Inventories	20	89,712	107,184
Trade receivables	21	28,099	45,657
Other current assets	22	29,112	25,650
Cash and bank balances	23	18,043	28,130
		164,966	206,621
Total assets		614,086	687,934
Liabilities
Non-current liabilities
Non-current borrowings	24	25,222	32,381
Non-current lease liabilities	25	117,966	112,898
Non-current provisions	26	3,560	3,174
Employee benefits	27	17,240	17,972
Deferred income tax liabilities	12	51,390	52,804
Other non-current liabilities		16,005	14,733
		231,383	233,962
Current liabilities
Trade payables		80,424	78,576
Bank overdrafts	23	—	280
Current borrowings	24	158,540	35,720
Current lease liabilities	25	36,106	32,871
Current provisions	26	1,524	6,270
Other current liabilities	28	139,020	134,627
		415,614	288,344
Total liabilities		646,997	522,306
Net (liabilities) / assets		(32,911)	165,628
Equity
Equity attributable to owners of the Company
Share capital	29	*	*
Treasury shares	29	(46,576)	(65,405)
Other reserves	30	779,356	806,677
Accumulated losses		(737,186)	(571,931)
		(4,406)	169,341
Non- controlling interests	31	(28,505)	(3,713)
Total (deficit) / equity		(32,911)	165,628
*	Amount less than € 1,000.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

		For the years ended December 31,
(Euro thousands)	Notes	2024	2023	2022
Operating activities
Loss for the year		(189,295)	(146,253)	(239,751)
Adjustments for:
Income tax expenses / (benefits)		3,078	3,407	(129)
Depreciation and amortization		46,542	46,946	45,810
Impairment of goodwill		31,208	—	—
Provisions and impairment losses (exclude goodwill)		3,727	79	16,729
Employee share-based compensation		551	2,749	7,431
Finance cost – net		29,504	20,204	13,742
Costs in respect of disputes		(1,095)	5,305	—
Fair value movement in warrants		(2,818)	(4,961)	1,132
Net gains on disposals		(9,079)	(3,564)	(964)
Share listing and associated expenses		—	—	84,193
Change in inventories		22,099	8,528	(28,514)
Change in trade receivables		15,789	2,905	(10,541)
Change in trade payables		1,848	5,462	14,963
Change in other operating assets and liabilities		(8,804)	2,435	15,237
Income tax paid		(2,636)	(1,133)	(189)
Net cash used in operating activities		(59,381)	(57,891)	(80,851)
Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets		(13,028)	(42,710)	(24,703)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	34	12,903	4,443	2,904
Purchase of financial assets at fair value through profit or loss		—	(348)	—
Net cash used in investing activities		(125)	(38,615)	(21,799)
Financing activities
Proceeds from the Reverse Recapitalization		—	—	183,426
Payments of transaction costs related to the Reverse Recapitalization		—	—	(11,217)
Proceeds from financing fund		—	36,541	24,022
Proceeds from borrowings		228,939	153,319	190,729
Repayments of financing fund		(18,274)	—	—
Repayments of borrowings		(113,717)	(117,552)	(225,017)
Repayments of lease liabilities		(32,443)	(31,352)	(34,706)
Payment of borrowings interest		(7,792)	(5,115)	(15,808)
Payment of lease liabilities interest		(7,652)	(7,178)	(6,658)
Capital contribution from non-controlling interests		5	5,645	172
Changes in ownership interest in a subsidiary without change of control		—	(177)	(6)
Net cash generated from financing activities	34	49,066	34,131	104,937
Net change in cash and cash equivalents		(10,440)	(62,375)	2,287
Cash and cash equivalents less bank overdrafts at the beginning of the year		27,850	91,749	88,658
Effect of foreign exchange differences on cash and cash equivalents		633	(1,524)	804
Cash and cash equivalents less bank overdrafts at the end of the year		18,043	27,850	91,749

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of changes in equity

For the years ended December 31, 2024, 2023 and 2022

		Attributable to owners of the Company
		Issued	Treasury	Other	Accumulated		Non-controlling
(Euro thousands)	Notes	capital	shares	Reserves	losses	Total	interests	Total equity
Balance at January 1, 2022		339,259	(3)	149,460	(224,328)	264,388	26,438	290,826
Comprehensive loss
Loss for the year		—	—	—	(218,290)	(218,290)	(21,461)	(239,751)
Currency translation difference		—	—	(1,011)	—	(1,011)	(605)	(1,616)
Net actuarial losses from defined benefit plans		—	—	1,261	—	1,261	552	1,813
Total comprehensive loss		—	—	250	(218,290)	(218,040)	(21,514)	(239,554)
Transactions with owners
Capital injection from shareholders	29	18,569	(25,023)	6,454	—	—	—	—
Employee share-based compensation	32	—	—	7,431	—	7,431	—	7,431
Capital contribution from non-controlling interests		—	—	—	—	—	172	172
Changes in ownership interest in subsidiaries without change of control		—	—	(396)	—	(396)	390	(6)
Issuance of ordinary shares upon Reverse Recapitalization (refer to Note 1 for definition), net of issuance costs		(357,828)	3	599,762	—	241,937	—	241,937
Total transactions with owners		(339,259)	(25,020)	613,251	—	248,972	562	249,534
Balance at December 31, 2022		*	(25,023)	762,961	(442,618)	295,320	5,486	300,806
Balance at January 1, 2023		*	(25,023)	762,961	(442,618)	295,320	5,486	300,806
Comprehensive loss
Loss for the year		—	—	—	(129,313)	(129,313)	(16,940)	(146,253)
Currency translation difference		—	—	3,333	—	3,333	776	4,109
Net actuarial gains from defined benefit plans		—	—	(761)	—	(761)	(490)	(1,251)
Total comprehensive loss		—	—	2,572	(129,313)	(126,741)	(16,654)	(143,395)
Transactions with owners
Repurchase of Ordinary Shares	29	*	25,023	(25,023)	—	—	—	—
Issuance of Ordinary Shares	29	*	(65,405)	65,405	—	—	—	—
Employee share-based compensation	32	—	—	2,749	—	2,749	—	2,749
Capital contribution from non-controlling interests		—	—	—	—	—	5,645	5,645
Changes in ownership interest in a subsidiary without change of control		—	—	(1,987)	—	(1,987)	1,810	(177)
Total transactions with owners		*	(40,382)	41,144	—	762	7,455	8,217
Balance at December 31, 2023		*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628
Balance at January 1, 2024		*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628
Comprehensive loss
Loss for the year		—	—	—	(165,255)	(165,255)	(24,040)	(189,295)
Currency translation difference		—	—	(8,007)	—	(8,007)	(1,444)	(9,451)
Net actuarial losses from defined benefit plans		—	—	45	—	45	7	52
Total comprehensive loss		—	—	(7,962)	(165,255)	(173,217)	(25,477)	(198,694)
Transactions with owners
Repurchase of ordinary shares	29	*	18,829	(18,829)	—	—	—	—
Employee share-based compensation	32	—	—	551	—	551	—	551
Capital contribution from non-controlling interests		—	—	—	—	—	5	5
Others		—	—	(1,081)	—	(1,081)	680	(401)
Total transactions with owners		*	18,829	(19,359)	—	(530)	685	155
Balance at December 31, 2024		*	(46,576)	779,356	(737,186)	(4,406)	(28,505)	(32,911)
*	Amount less than € 1,000.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

1.General information

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

The Reverse Recapitalization (see Notes 6) was effectuated by:

●	a special purpose acquisition company (“SPAC”) Primavera Capital Acquisition Corporation (“PCAC”), incorporated in the Cayman Islands and listed on the New York Stock Exchange (“NYSE”); and merging on December 14, 2022 (“Closing Date”) with Lanvin Group Heritage I Limited (“Merger Sub 1”), incorporated in the Cayman Islands and a direct wholly owned subsidiary of LGHL; with Merger Sub 1 surviving and remaining as a wholly owned subsidiary of LGHL;
●	FFG merging on December 14, 2022 with Lanvin Group Heritage II Limited (“Merger Sub 2”), incorporated in the Cayman Islands and a direct wholly owned subsidiary of LGHL; with FFG surviving and becoming a wholly owned subsidiary of LGHL;
●	FFG merging on December 14, 2022 with Merger Sub 1, with FFG surviving and becoming a wholly owned subsidiary of LGHL;
●	additional capitalization by way of the issuance of LGHL shares to third party investors on December 14, 2022 pursuant to investment commitments in previously agreed subscription agreements; and
●	the Company becoming a publicly traded company on NYSE on December 14, 2022.

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

2.Basis of preparation

2.1 Statement of compliance with IFRS

These consolidated financial statements of the Group have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Group on April 30, 2025.

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

2.3 Going concern

For the year ended December 31, 2024, the Group has incurred operating losses of €156.40 million (2023: €122.42 million) and net losses of €189.30 million (2023: €146.25 million). The Group had net current liabilities of €250.65 million, net liabilities of €32.91 million and an accumulated losses of €737.19 million as of December 31, 2024 (December 31, 2023: net current liabilities of €82.29 million, net assets of €165.63 million, an accumulated losses of €571.93 million ).

Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing as disclosed in these consolidated financial statements. The Group has funded operations primarily with issuances of preferred shares, debt and net proceeds from revenues.

The Consolidated Financial Statements have been prepared on a going concern basis that one of the Group’s shareholders, Fosun International Limited, will continue to provide adequate support for the Group to meet its obligations as they become due for at least 36 months from December 31, 2024.

3.Summary of significant accounting policies

3.1 Changes in accounting policies

New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2024

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

New IFRS Standards and Amendments to existing standards	Effective date
IAS 21 Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025
IFRS 7 and IFRS 9 Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027

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

The principal foreign currency exchange rates used by the Group to translate other currencies into Euro, were as follows:

	2024		2023		2022
	At		At		At
	December 31	Average	December 31	Average	December 31	Average
CNY	7.5257	7.7257	7.8592	7.6352	7.4229	7.0714
CHF	0.9410	0.9524	0.9336	0.9709	0.9841	1.0036
GBP	0.8291	0.8466	0.8693	0.8694	0.8843	0.8519
HKD	8.1271	8.4686	8.6727	8.4863	8.3095	8.2390
INR	88.1436	89.7706	91.9420	88.9784	88.1789	82.5907
JPY	162.7882	163.4023	156.5266	151.4929	141.7666	137.7370
MXN	21.5161	19.8808	18.7952	19.1355	20.7529	21.0553
SEK	11.4634	11.4271	11.0537	11.4722	11.1472	10.6281
SGD	1.4142	1.4462	1.4616	1.4524	1.4321	1.4499
USD	1.0469	1.0853	1.1096	1.0841	1.0658	1.0521

3.4 Scope of consolidation

Lanvin Group Holdings Limited is the parent company of the Group and holds, directly or indirectly, interests in the Group’s subsidiaries. The Group’s scope of consolidation at December 31, 2024 and 2023 was as follows:

		Nominal value of	% of Group
Company	Registered office	registered capital	2024	2023
Fosun Fashion Group (Cayman) Limited	Grand Cayman, Cayman Islands	Euro50,000	100.00	100.00
Fosun Fashion Investment Holdings (HK) Limited	Hong Kong, P.R.C.	HKD100	100.00	100.00
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Shanghai, P.R.C.	USD500,000	100.00	100.00
SJK Investment Holdings Limited	Grand Cayman, Cayman Islands	USD1,000	100.00	100.00
FFG Investment (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brand Management Co., Limited	Hong Kong, P.R.C.	HKD31,878	100.00	100.00
Luminary Talent Limited	Hong Kong, P.R.C.	HKD1	100.00	100.00
FFG Lily (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
FFG Wisdom (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brands Management Co., Limited	Shanghai, P.R.C.	CNY48,805,000	80.00	80.00
Virtuoso Investment Holdings Luxembourg S.à r.l.	The Grand Duchy of Luxembourg	Euro12,500	N.A.	100.00
FFG Lucky SAS	Paris, France	Euro1	100.00	100.00
Fosun Fashion (Hainan) Industry Development Co., Ltd.	Hainan, P.R.C.	USD2,000,000	N.A.	100.00
Shanghai Fulang Brand Management (Group) Co., Ltd.	Shanghai, P.R.C.	USD3,000,000	100.00	100.00
Oasis Fashion Holdings Limited	Hong Kong, P.R.C.	HKD100	N.A.	100.00
LANVIN GROUP S.R.L.	Milan, Italy	Euro10,000	100.00	100.00
Lanv Fashion Pte. Ltd.	Singapore	SGD1	100.00	100.00
Lanvin Group Fashion (America) Inc.	Newark, U.S.A.	USD20	100.00	100.00
Lanvin Group Fabric Development Technology (Haining) Co., Ltd.	Haining, P.R.C.	CNY1,000,000	60.00	60.00
Fulang (Zhuhai Hengqin) Fashion Industry Development Co., Ltd	Zhuhai, P.R.C.	USD2,000,000	N.A.	100.00
Arpège SAS	Paris, France	Euro110,352,772	95.27	95.27
Wolford AG	Breagaz, Austria	Euro46,337,596.8	61.02	61.02
Raffaele Caruso S.p.A	Soragna, Italy	Euro2,937,145	100.00	100.00
St. John Knits International, Incorporated	Delaware, U.S.A.	USD379,547	96.95	96.95
Sergio Rossi S.p.A	San Mauro Pascoli, Italy	Euro44,084,197	99.09	99.09
JEANNE LANVIN	Paris, France	Euro16,297,330	95.27	95.27
LANVIN MONTE-CARLO	Monaco, Monaco	Euro150,000	95.17	95.17
Lanvin Inc.	New York, U.S.A.	USD12,028,400	95.27	95.27
L3F CROISETTE	Paris, France	Euro20,000	95.27	95.27
L1 Bal Harbour LLC	Miami, U.S.A.	USD1,000	95.27	95.27
L2 Crystals LLC	Las Vegas, U.S.A.	USD1,000	95.27	95.27
L3 Madison LLC	New York, U.S.A.	USD1,000	95.27	95.27
L4 Rodeo Drive LLC	Beverly Hills, U.S.A.	USD1,000	95.27	95.27
L5 US ECOM LLC	New York, U.S.A.	USD1,000	95.27	95.27
L6 MADISON, LLC	New York, U.S.A.	USD1,000	95.27	95.27
L8 South Coast Plaza LLC	Costa Mesa, U.S.A.	USD1,000	95.27	95.27
L1 SPIGA Srl	Milan, Italy	Euro46,587	95.27	95.27
L1 Outlet Srl	San Remo, Italy	Euro10,000	95.27	95.27
LANVIN JAPAN K.K.	Tokyo, Japan	JPY100,000,000	95.27	95.27
LANVIN ASIA PACIFIC LIMITED	Hong Kong, P.R.C.	HKD12,000,000	95.27	95.27
Lans Atelier (SHANGHAI) Trading Co., Ltd.	Shanghai, P.R.C.	USD50,000,000	95.27	95.27
LANVIN MACAU LIMITED	Macao, P.R.C.	MOP25,000	95.27	95.27
LANVIN TAIWAN Ltd.	Taipei, P.R.C.	TWD31,000,000	95.27	95.27
LANVIN LIMITED	London, U.K.	GBP1	95.27	95.27
LANVIN HONG KONG LIMITED	Hong Kong, P.R.C.	HKD1	95.27	95.27
Oriental Bright Investment (BVI) Limited	Tortola, British Virgin Islands	USD1	N.A.	95.27
Wolford proizvodnja in trgovina d.o.o.	Murska Sobota, Slovenia	Euro500,000	61.02	61.02
Wolford Deutschland GmbH	Bielefeld, Germany	Euro260,000	61.02	61.02
Wolford (Schweiz) AG	Chiasso, Switzerland	CHF200,000	61.02	61.02
Wolford London Ltd.	Harrow, U.K.	GBP100,000	61.02	61.02
Wolford Paris S.A.R.L.	Paris, France	Euro1,525,000	61.02	61.02
Wolford Italia S.r.l.	Milan, Italy	Euro500,000	61.02	61.02
Wolford España S.L.	Madrid, Spain	Euro60,000	61.02	61.02
Wolford Scandinavia ApS	Kopenhagen, Denmark	DKK800,000	61.02	61.02
Wolford America, Inc.	New York, U.S.A.	N.A.	61.02	61.02

		Nominal value of	% of Group
Company	Registered office	registered capital	2024	2023
Wolford Nederland B.V.	Amsterdam, Netherlands	Euro50,000	61.02	61.02
Wolford Canada Inc.	Toronto, Canada	CAD100	61.02	61.02
Wolford Asia Limited	Hong Kong, P.R.C.	HKD2,850,000	61.02	61.02
Wolford Belgium N.V.	Antwerpen, Belgium	Euro124,000	61.02	61.02
Wolford (Shanghai) Trading Co., Ltd.	Shanghai, P.R.C.	Euro3,000,000	61.02	61.02
Wolford Berangere	Paris, France	Euro7,622	61.02	61.02
St. John Knits, Inc.	California, U.S.A.	USD379,547.46	96.95	96.95
ST. JOHN ASIA LIMITED	Hong Kong, P.R.C.	HKD1,000,000	96.95	96.95
St. John Canada Corporation	Nova Scotia, Canada	N.A.	96.95	96.95
St. John China Limited	Hong Kong, P.R.C.	HKD100	96.95	96.95
St. John China Holdings Limited	Hong Kong, P.R.C.	USD35,000,000	77.56	77.56
St. John (Shanghai) Trading Co., Ltd.	Shanghai, P.R.C.	USD7,000,000	77.56	77.56
St. John de Mexico S.A. de C.V.	Tijuana Baja, Mexico	PES50,000	96.95	96.95
Sergio Rossi Retail s.r.l.	San Mauro Pascoli, Italy	Euro30,000	99.09	99.09
Sergio Rossi USA Inc.	New York, U.S.A.	USD150,000	99.09	99.09
Sergio Rossi UK Limited	London, U.K.	GBP2,350,000	99.09	99.09
Sergio Rossi Japan Limited	Tokyo, Japan	JPY100,000,000	99.09	99.09
Sergio Rossi Hong Kong Limited	Hong Kong, P.R.C.	HKD99,582,000	99.09	99.09
Sergio Rossi Shanghai Trading Limited	Shanghai, P.R.C.	Euro10,600,000	99.09	99.09
Sergio Rossi Deutschland GmbH	München, Germany	Euro25,000	99.09	99.09

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

In addition, options for the extension and early termination of the lease agreements are re-evaluated and re-considered when a significant event or a change occurs in the circumstances that are under the control of the Group and this will influence the assessment of the reasonable certainty of the exercise options. Low-value contracts (the price of the asset, when new and recognized on a single component basis approach, is less than €5,000) and leases whose lease term is shorter than 12 months are not in the scope of “IFRS 16 Leases”, so they are recognized through profit or loss on a straight-line basis over the lease term. Purely variable rent, typically linked to sales without a guaranteed minimum, is excluded too from the scope of application of such standard.

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

If impairment indicators are present, the carrying amount of the asset is reduced to its recoverable amount, which is the higher of fair value less costs of disposal and value in use, as calculated based on an estimate of the future cash flows expected to derive from the cash-generating unit tested for impairment. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit to which the asset belongs. An impairment loss is recognized in profit or loss for the period whenever the recoverable amount is lower than its book value. An impairment loss recognized for goodwill is never reversed in subsequent years.

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

Measurement subsequent to initial recognition is based on the classification of the financial assets into one of the following categories:

●	Financial assets at amortized cost;
●	Financial assets at fair value through other comprehensive income/(loss), with subsequent recycling of cumulative gains and losses to the statement of profit or loss (“FVOCI”); or
●	Financial assets at fair value through profit or loss (“FVPL”).

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

3.11 Financial liabilities

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

Under the Group’s standard contract terms, retail customers are entitled to a right to return within specified days, which enables them to receive a full or partial cash refund of the amount paid, a store coupon or another product in exchange. Exchanges of one product for another of the same type, quality, condition and price are not considered returns, unless product exchange occurs after specified days from the original sale.

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

3.23 Equity-settled share-based payments

The Group’s management operates an equity-settled, share-based compensation plan, under which the entity receives services from directors and employees of the Group as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instrument granted:

●	including any market performance conditions (for example, an entity’s share price);
●	excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and
●	including the impact of any non-vesting conditions (for example, the requirement for employees to save or hold shares for a specified period of time).

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

4.Financial risk management

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

Debt net of cash is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus cash and cash equivalents. Debt net of cash is a financial performance indicator that is used by the Group’s management to highlight changes in the Group’s overall liquidity position.

The following table provides a reconciliation of the Group’s debt net of cash:

	At December 31,
(Euro thousands)	2024	2023
Non-current borrowings	25,222	32,381
Current borrowings	158,540	35,720
Bank overdrafts	—	280
Debt	183,762	68,381
Cash and cash equivalents	(18,043)	(28,130)
Debt net of cash	165,719	40,251

The ratio of debt net of cash to total consolidated equity was as follows:

	At December 31,
(Euro thousands)	2024	2023
Debt net of cash	165,719	40,251
Total equity	(32,911)	165,628
Total capital	132,808	205,879
Gearing ratio	124.8%	20%

4.2 Fair value estimation

The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2024 and 2023.

	At December 31,
(Euro thousands)	2024	2023
Assets
Other non-current assets
- Financial assets at fair value through profit or loss
Level 1	1,054	1,075
Level 3	1,656	1,585
	2,710	2,660
Liabilities
Other current liabilities
- Warrant liabilities
Level 1	791	2,612
Level 3	432	1,429
	1,223	4,041

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

During the years ended December 31, 2024 and 2023, there are no transfers among levels of the fair value hierarchy used in measuring the fair value of financial instruments, and also no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

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

(a)Market risk

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

	At December 31, 2024		At December 31, 2023
	Increase / (decrease) in	Increase / (decrease) in	Increase / (decrease) in	Increase / (decrease) in
	loss before tax if Euro	loss before tax if Euro	loss before tax if Euro	loss before tax if Euro
(Euro thousands)	strengthens by 5%	weakens by 5%	strengthens by 5%	weakens by 5%
USD	(12,342)	12,342	(12,046)	12,046
CNY	(438)	438	72	(72)
HKD	(31)	31	(256)	256
GBP	30	(30)	136	(136)
JPY	(1,169)	1,169	(1,094)	1,094
Total	(13,950)	13,950	(13,188)	13,188

Interest rate risk

The Group does not have any significant interest-bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 23 and 24 respectively.

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s borrowings with floating interest rates. The Group’s policy is to manage its interest cost using a mix of fixed and variable rate debts. As at December 31, 2024, approximately 91% (December 31, 2023: 71%) of the Group’s interest-bearing borrowings bore interest at fixed rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rate, with all other variables held constant, of the Group’s loss before tax (through the impact on floating rate borrowings).

	Increase/(decrease)	Increase/(decrease)
(Euro thousands)	in basis points	in loss before tax
2024	100	163
	(100)	(163)
2023	100	195
	(100)	(195)

(b)Credit risk

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

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

The following table provides the aging of trade receivables:

		0-90 days	90-180 days	>180 days
(Euro thousands)	Not yet due	overdue	overdue	overdue	Total
Trade receivables, gross	8,479	13,728	4,072	8,271	34,550
Loss allowance	—	(153)	(617)	(5,681)	(6,451)
Total trade receivables at December 31, 2024	8,479	13,575	3,455	2,590	28,099
Trade receivables, gross	30,738	8,602	4,552	7,948	51,840
Loss allowance	—	(199)	(536)	(5,448)	(6,183)
Total trade receivables at December 31, 2023	30,738	8,403	4,016	2,500	45,657

(c)Liquidity risk

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

As of December 31, 2024, the Group has undrawn cash credit lines of $6 million (December 31, 2023: $13 million) available at banks.

The table below analysis the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at December 31, 2024
		Less than 1	1 to 3	Over 3
	On demand	year	years	years	Total
Trade payables	38,845	41,579	—	—	80,424
Other current liabilities	9,358	93,231	—	—	102,589
Lease liabilities	—	53,348	55,169	76,700	185,217
Borrowings	—	158,540	14,792	10,430	183,762
	48,203	346,698	69,961	87,130	551,992

	As at December 31, 2023
		Less than 1	1 to 3	Over 3
	On demand	year	years	years	Total
Trade payables	20,907	57,669	—	—	78,576
Other current liabilities	8,758	88,527	—	—	97,285
Lease liabilities	—	37,824	58,685	70,867	167,376
Bank overdrafts	280	—	—	—	280
Borrowings	—	35,720	21,794	10,587	68,101
	29,945	219,740	80,479	81,454	411,618

5.Use of estimates

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

5.1 Recoverability of goodwill and brands with indefinite useful life

In accordance with IAS 36 — Impairment of Assets (“IAS 36”), goodwill and brands with indefinite useful life are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired. The impairment test is performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount of the CGU is the higher of its fair value less costs of disposal and its value in use.

5.2 Impairment of non-current assets with definite useful lives

Non-current assets with definite useful lives include property, plant and equipment, right-of-use assets, investment property and intangible assets. The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the recoverable amount, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

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

6.Reverse Recapitalization

The Reverse Recapitalization has been accounted for with PCAC being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization has been accounted for as the equivalent of FFG issuing shares for the net assets of PCAC, accompanied by a recapitalization by third party investors. Therefore, these consolidated financial statements have been presented as a continuation of the FFG with:

●	the assets and liabilities of FFG recognized and measured in the LGHL consolidated financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;
●	the retained earnings and other equity balances of FFG recognized in the LGHL consolidated financial statements at amounts immediately prior to the Reverse Recapitalization;
●	the comparative information presented in the LGHL consolidated financial statements are that of FFG Group.

FFG has been determined to be the accounting acquirer based on consideration of the following factors:

●	FFG’s previous shareholders have the largest voting rights in LGHL;
●	FFG’s previous shareholders have the right to nominate, appoint and remove the majority of the members on the LGHL board of directors;
●	FFG’s previous key management personnel are the current key management personnel of LGHL;
●	the business of LGHL is a continuation of the ongoing operations of FFG; and
●	FFG is the larger entity in terms of substantive operations and employee base.

The Group determined that PCAC does not meet the definition of a “business” pursuant to IFRS 3 - Business Combinations (“IFRS 3”), hence the transaction is accounted for within the scope of IFRS 2. In accordance with IFRS 2, the difference in the fair value of FFG’s equity instruments deemed issued to PCAC shareholders (measured based on the closing price of PCAC’s shares of $9.90 per share on December 14, 2022) over the fair value of identifiable net assets of PCAC represents a service for listing amounting to €74.54 million and was accounted for as a share-based payment expensed as incurred.

Details of the share listing expenses are set out below:

(Euro thousands)
10.64 million of LGHL shares	99,201
Net assets of PCAC	(24,661)
IFRS 2 Expense on the Closing Date	74,540

Breakdown of the net cash proceeds from the Reverse Recapitalization is set out below:

(Euro thousands)
Proceeds from the Reverse Recapitalization	183,426
Payments of transaction costs related to the Reverse Recapitalization	(11,217)
Net cash proceeds from the Reverse Recapitalization	172,209

The Reverse Recapitalization has also involved:

●	at the Closing Date and immediately prior to the Reverse Recapitalization, LGHL effected a share subdivision and redesignation such that each authorized, issued and unissued share of LGHL of a par value of $1.00 is sub-divided on a 1,000,000:1 basis into 1,000,000 shares of LGHL of a par value $0.000001 each and a re-designation of shares such that the authorized share capital of LGHL is $50,000 divided into 49,984,999,999 LGHL ordinary shares with a par value of $0.000001 each, 15,000,000 LGHL non-voting ordinary shares with a par value of $0.000001 each and one LGHL convertible preference share with a par value of $0.000001 each;
●	additional capitalization by way of the issuance of LGHL shares to third party investors on December 14, 2022, pursuant to investment commitments in previously agreed subscription agreements in which the investors committed to subscribe for and purchase 15,327,225 LGHL ordinary shares (see Note 29) for an aggregate purchase price of $ 153.27 million; and
●	Costs of approximately € 85.76 million related to the Reverse Recapitalization include (i) the € 74.54 million described in the table above; (ii) a total of € 11.22 million share listing and associated expenses consisting primarily of advisory, banking, printing, legal, and accounting fees, of which € 1.57 million were recognized directly within equity and € 9.65 million were recognized in the consolidated statement of profit or loss for the year ended December 31, 2022.

7.Segment reporting

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

The following tables summarize selected financial information by segment for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31, 2024
						Other and
					Sergio	holding	Eliminations	Group
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Rossi	companies	and Unallocated	Consolidated
Segment results
Sales outside the Group	82,720	87,891	36,746	79,267	41,297	689	—	328,610
Intra-Group sales	—	—	361	—	613	9,926	(10,900)	—
Total revenue	82,720	87,891	37,107	79,267	41,910	10,615	(10,900)	328,610
Cost of sales	(34,280)	(36,896)	(26,479)	(24,816)	(24,043)	(820)	1,487	(145,847)
Gross profit	48,440	50,995	10,628	54,451	17,867	9,795	(9,413)	182,763
Loss from operations before non-underlying items								(166,639)
Non-underlying items								10,243
Finance cost – net								(29,821)
Loss before income tax								(186,217)
Income tax benefits								(3,078)
Loss for the year								(189,295)
Other segment information
Depreciation and amortization	17,822	12,644	1,193	10,065	4,747	71	—	46,542
Of which: Right-of-use assets	12,242	10,769	675	7,890	3,020	—	—	34,596
Other	5,580	1,875	518	2,175	1,727	71	—	11,946
Provisions and impairment losses	(4,085)	6,476	(92)	(310)	1,951	30,995	—	34,935

	For the year ended December 31, 2023
						Other and
					Sergio	holding	Eliminations	Group
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Rossi	companies	and Unallocated	Consolidated
Segment results
Sales outside the Group	111,725	126,280	39,202	90,398	58,186	387	—	426,178
Intra-Group sales	15	—	809	—	1,332	10,158	(12,314)	—
Total revenue	111,740	126,280	40,011	90,398	59,518	10,545	(12,314)	426,178
Cost of sales	(47,193)	(42,941)	(28,660)	(33,024)	(29,083)	(414)	6,079	(175,236)
Gross profit	64,547	83,339	11,351	57,374	30,435	10,131	(6,235)	250,942
Loss from operations before non-underlying items								(118,557)
Non-underlying items								(3,858)
Finance cost – net								(20,431)
Loss before income tax								(142,846)
Income tax expenses								(3,407)
Loss for the year								(146,253)
Other segment information
Depreciation and amortization	15,115	14,190	1,152	10,071	6,254	164	—	46,946
Of which: Right-of-use assets	9,714	11,979	665	7,193	3,449	—	—	33,000
Other	5,401	2,211	487	2,878	2,805	164	—	13,946
Provisions and impairment losses	(6,309)	7,611	344	1,492	1,077	(4,136)	—	79

	For the year ended December 31, 2022
						Other and
					Sergio	holding	Eliminations	Group
(Euro thousands)	Lanvin	Wolford	Caruso	St. John	Rossi	companies	and Unallocated	Consolidated
Segment results
Sales outside the Group	119,772	125,514	29,696	85,884	61,172	274	—	422,312
Intra-Group sales	75	—	1,123	—	757	10,673	(12,628)	—
Total revenue	119,847	125,514	30,819	85,884	61,929	10,947	(12,628)	422,312
Cost of sales	(59,334)	(39,286)	(23,672)	(33,242)	(30,881)	(101)	2,148	(184,368)
Gross profit	60,513	86,228	7,147	52,642	31,048	10,846	(10,480)	237,944
Loss from operations before non-underlying items								(142,267)
Non-underlying items								(83,057)
Finance cost – net								(14,556)
Loss before income tax								(239,880)
Income tax benefits								129
Loss for the year								(239,751)
Other segment information
Depreciation and amortization	11,734	15,671	1,045	11,060	6,082	218	—	45,810
Of which: Right-of-use assets	7,415	12,357	664	8,111	4,091	—	—	32,638
Other	4,319	3,314	381	2,949	1,991	218	—	13,172
Provisions and impairment losses	7,709	5,127	(442)	3,257	1,103	(25)	—	16,729

The following table summarizes non-current assets by geography at December 31, 2024 and 2023.

	At December 31,
(Euro thousands)	2024	2023
EMEA (1)	255,836	303,768
North America (2)	125,662	99,232
Greater China (3)	53,187	53,337
Other Asia (4)	2,837	11,549
Total non-current assets (other than deferred tax assets)	437,522	467,886
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

8.	Revenue

The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.

Breakdown of revenue by sales channel:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Direct To Consumer (DTC)	200,815	247,013	247,460
Wholesale	115,545	161,516	164,359
Other(1)	12,250	17,649	10,493
Total revenue by sales channel	328,610	426,178	422,312

(1)Other revenues mainly include royalties and certain sales of old season products.

Breakdown of revenue by geographic area:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
EMEA	145,207	201,871	205,715
North America	128,448	147,310	145,519
Greater China	33,979	53,188	48,876
Other Asia	20,976	23,809	22,202
Total revenue by geographic area	328,610	426,178	422,312

9.Expenses by nature

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Personnel costs	152,470	168,096	184,254
Raw materials, consumables and finished goods used	96,916	125,923	140,273
Changes in inventories of finished goods and work in progress	11,053	3,008	(13,337)
Freight and selling expenses	44,408	50,887	40,962
Depreciation and amortization	46,542	46,946	45,810
Professional service fees	33,773	41,406	43,614
Advertising and marketing expenses	25,187	36,248	32,162
Lease expenses	25,818	27,631	22,614
Studies and research expenses	5,238	6,345	11,916
Office expenses	4,564	6,289	5,916
Travel expenses	3,689	4,680	4,345
Net foreign exchange (gains) / losses	(7,709)	4,610	339
Taxes and surcharges	3,878	2,637	2,946
Impairment of goodwill (Note 15)	31,208	—	—
Provisions and impairment losses(exclude goodwill)	3,727	79	16,729
Fair value changes on warrants	(2,818)	(4,961)	1,132
Other	17,305	24,911	24,904
Total expenses	495,249	544,735	564,579

Breakdown for personnel costs:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Salaries and wages	112,093	120,942	134,888
Social contributions and pension plans	28,630	30,908	26,930
Employee share-based compensation	551	2,749	7,431
Severance indemnities	3,914	4,333	2,613
Other benefits	7,282	9,164	12,392
Total personnel costs	152,470	168,096	184,254

Breakdown for lease expenses:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Variable lease payments	25,206	25,964	20,830
Expenses relating to short-term leases	478	1,374	1,347
Expenses relating to low-value leases	134	293	437
Total lease expenses	25,818	27,631	22,614

The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.

Lease payments not required to be capitalized as right-of-use assets under IFRS 16 (short-term and low-value leases) are recognized as the expense is incurred.

Breakdown for provisions and impairment losses (exclude goodwill):

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
(Write-off)/allowance of obsolete inventories	(5,667)	(5,555)	11,417
Provisions for trade and other receivables	1,534	200	1,617
Other provisions	810	(886)	983
Impairment of right-of-use assets	5,789	3,516	2,434
Impairment of property, plant and equipment	1,261	2,804	278
Total provisions and impairment losses (exclude goodwill)	3,727	79	16,729

Impairment of property, plant and equipment and right-of-use assets primarily relate to impairment of leased stores.

10.Non-underlying items

The non-underlying items included in the consolidated income statement are as follows:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Net gain on disposals	9,079	3,564	964
Costs in respect of disputes	1,095	(5,305)	—
Government grants	69	2,850	172
Restructuring costs	—	(4,967)	—
Cost related to the Reverse Recapitalization	—	—	(84,193)
Total non-underlying items	10,243	(3,858)	(83,057)

Non-underlying items included the net gains on disposals primarily related to disposal of long-term assets.

The non-underlying cost in respect of disputes primarily related to the claims and legal proceedings the Group was involved that arise in certain non-operating transactions.

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

Costs related to the Reverse Recapitalization include (i) the excess of the fair value of LGHL ordinary shares issued as part of the Reverse Recapitalization and the fair value of PCAC’s identifiable net assets acquired, accounted for in accordance with IFRS 2 and measured based on the closing price of PCAC’s shares of $9.90 per share on December 14, 2022, and (ii) bank services, legal advisors and other consultancy services relating to the Reverse Recapitalization. For additional information related to the Reverse Recapitalization please refer to Note 6.

11.Finance cost – net

Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Finance income
- Net foreign exchange gains	—	—	5,354
- Interest income	406	310	121
Total finance income	406	310	5,475
Finance expenses
- Interest expense on lease liabilities	(7,652)	(7,178)	(6,658)
- Interest expense on borrowings	(21,121)	(12,417)	(12,438)
- Net foreign exchange losses	(731)	(609)	—
- Other	(723)	(537)	(935)
Total finance expenses	(30,227)	(20,741)	(20,031)
Total finance cost - net	(29,821)	(20,431)	(14,556)

12.Income tax (expenses) / benefits

Income tax (expenses) / benefits

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Current taxes	(2,636)	(1,133)	(189)
Deferred taxes	(442)	(2,274)	318
Income tax (expenses) / benefits	(3,078)	(3,407)	129

Breakdown of difference between statutory and effective tax rates:

The effective tax rate is as follows:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Loss before tax	(186,217)	(142,846)	(239,880)
Total income tax (expenses) / benefits	(3,078)	(3,407)	129
Effective tax rate	(1.65)%	(2.39)%	0.05%

The reconciliation between the Group’s theoretical tax and its income taxes is presented in the table below:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Loss before tax	(186,217)	(142,846)	(239,880)
Group’s weighted theoretical tax (calculated in absolute values on the basis of subsidiaries’ pre-taxable income/loss)	51,526	37,970	57,651
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	(6,334)	(8,474)	(2,458)
Taxes relating to prior years	(772)	(705)	111
Deferred tax assets not recognized	(51,511)	(34,038)	(55,686)
Other tax items	4,013	1,840	511
Total income tax (expenses) / benefits	(3,078)	(3,407)	129

Deferred tax assets and deferred tax liabilities

Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities.

Breakdown for deferred tax assets and deferred tax liabilities:

			Recognized in
	At	Recognized	other	Exchange	At
	December 31,	in profit or	comprehensive	difference	December 31,
(Euro thousands)	2023	loss	loss	and other	2024
Deferred tax assets arising on:
Employee benefits	885	75	1	(2)	959
Property plant and equipment	313	(59)	—	—	254
Deferred tax assets on rental contracts; if any	11,098	(4,295)	—	178	6,981
Intangible assets	1,252	—	—	—	1,252
Inventories	3,934	229	—	7	4,170
Provisions and accrued expenses	2,864	(50)	—	—	2,814
Receivables and other assets	709	(88)	—	—	621
Tax losses	182	35	—	—	217
Other	638	(629)	—	1	10
Total deferred tax assets	21,875	(4,782)	1	184	17,278
Deferred tax liabilities arising on:
Deferred tax liabilities on rental contracts; if any	8,454	(4,933)	—	164	3,685
Intangible assets	51,994	—	—	—	51,994
Receivables and other assets	14	75	—	(6)	83
Other	790	518	—	—	1,308
Total deferred tax liabilities	61,252	(4,340)	—	158	57,070

			Recognized in
	At	Recognized	other	Exchange	At
	December 31,	in profit or	comprehensive	difference	December 31,
(Euro thousands)	2022	loss	loss	and other	2023
Deferred tax assets arising on:
Employee benefits	1,600	(1,022)	392	(85)	885
Property plant and equipment	885	(572)	—	—	313
Deferred tax assets on rental contracts; if any	12,324	(1,200)	—	(26)	11,098
Intangible assets	2,447	(1,195)	—	—	1,252
Inventories	5,195	(1,231)	—	(30)	3,934
Provisions and accrued expenses	2,613	251	—	—	2,864
Receivables and other assets	159	550	—	—	709
Tax losses	191	(9)	—	—	182
Other	199	439	—	—	638
Total deferred tax assets	25,613	(3,989)	392	(141)	21,875
Deferred tax liabilities arising on:
Deferred tax liabilities on rental contracts; if any	8,316	147	—	(9)	8,454
Intangible assets	53,207	(1,213)	—	—	51,994
Receivables and other assets	139	(125)	—	—	14
Other	1,314	(524)	—	—	790
Total deferred tax liabilities	62,976	(1,715)	—	(9)	61,252

Each company in the Group decides to recognize deferred tax assets by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts.

The Group applied Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) from January 1, 2023. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. Amounts as at December 31, 2022 for deferred tax assets on lease liabilities, deferred tax liabilities on right-of-use assets and deferred tax assets for other temporary differences have been restated.

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(Euro thousands)	2024	2023
Expiry within 5 years	59,018	56,202
Expiry over 5 years	168,994	146,774
No expiration	981,334	838,358
Total tax losses carried forward	1,209,346	1,041,334

The Group’s management updated the deferred tax assets recognized on tax loss carry forward taking into consideration, for their recoverability, the macroeconomic scenario and the business developments of each of the Group’s companies.

13.Loss per share

Basic and diluted loss per share were calculated as the ratio of net profit or loss attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

Basic and diluted net loss per share attributable to ordinary shares for the three years ended December 31, 2024 are calculated as follows (in thousands, except share and per share amounts):

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Net loss attributable to ordinary shares	(165,255)	(129,313)	(218,290)
Weighted-average shares outstanding-basic and diluted (thousand shares)	117,320	131,625	101,442
Net loss per share:
Basic and diluted (in Euro)	(1.41)	(0.98)	(2.15)

As the Group incurred net losses for the three years ended December 31, 2024, basic loss per share was the same as diluted loss per share.

In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the three years ended December 31, 2024 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At December 31,
(Thousand shares)	2024	2023	2022
Warrants	31,980	31,980	31,980
Treasury shares	65,405	65,405	25,023
Convertible preference shares	—	—	15,000
Total outstanding shares of potentially dilutive securities	97,385	97,385	72,003

14.Intangible assets

				Intangible
		Trademarks		assets in
(Euro thousands)	Brands	and patents	Software	progress	Other	Total
Historical cost
At January 1, 2023	177,387	13,486	24,704	1,225	6,703	223,505
Additions	—	30,521	889	843	56	32,309
Transfer from construction in progress	—	—	1,201	(1,298)	97	-
Disposals	—	(24)	(287)	—	—	(311)
Net foreign exchange differences	—	(741)	(18)	—	(30)	(789)
At December 31, 2023	177,387	43,242	26,489	770	6,826	254,714
Additions	—	1,396	1,338	392	—	3,126
Transfer from construction in progress	—	—	111	(111)	—	—
Disposals	—	(98)	(31)	—	(2,050)	(2,179)
Net foreign exchange differences	—	2,075	18	—	20	2,113
At December 31, 2024	177,387	46,615	27,925	1,051	4,796	257,774
Amortization and impairment
At January 1, 2023	(5,053)	(10,624)	(22,898)	—	(3,445)	(42,020)
Amortization	—	(837)	(664)	—	(1,126)	(2,627)
Disposals	—	24	287	—	—	311
Net foreign exchange differences	—	43	18	—	—	61
At December 31, 2023	(5,053)	(11,394)	(23,257)	—	(4,571)	(44,275)
Amortization	—	(937)	(1,078)	—	(19)	(2,034)
Disposals	—	98	31	—	2,030	2,159
Net foreign exchange differences	—	(106)	(17)	—	—	(123)
At December 31, 2024	(5,053)	(12,339)	(24,321)	—	(2,560)	(44,273)
Carrying amount
At January 1, 2023	172,334	2,862	1,806	1,225	3,258	181,485
At December 31, 2023	172,334	31,848	3,232	770	2,255	210,439
At December 31, 2024	172,334	34,276	3,604	1,051	2,236	213,501

15.Goodwill

Goodwill originated from acquisitions made by the Group and is attributable to the following operating segments:

	At December 31,
	2024			2023
(Euro thousands)	Gross	Impairment	Net	Gross	Impairment	Net
Lanvin	45,931	31,208	14,723	45,931	—	45,931
Wolford	11,701	—	11,701	11,701	—	11,701
St. John	11,691	—	11,691	11,691	—	11,691
Total goodwill	69,323	31,208	38,115	69,323	—	69,323

16.Impairment testing of intangible assets with indefinite useful lives

Brands and other intangible assets with indefinite useful lives as well as the goodwill arising on acquisition were subject to annual impairment testing. As described in Note 3.6, 3.7 and 3.9, these assets are generally valued on the basis of the present value of forecast cash flows determined in the context of multi-year business plans drawn up each fiscal year.

The discounted cash flow is based on a 10-year cash flow model. The Group uses a 10-year rather than a 5-year model as this accords with the Group’s long-term planning and business acquisition valuation methodology. The key judgments, estimates and assumptions used in the discounted cash flow calculations are generally as follows:

●	In the first one or two years of the model, free cash flows are based on the Group’s strategic plan as approved by key management. The Group’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, cost, capital expenditure and working capital assumptions;
●	For the subsequent years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions as obtained from external sources;
●	Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric; and
●	Projections are discounted at the unit’s post-tax weighted average cost of capital (“WACC”). The WACC was calculated for each CGU subject to impairment, considering the parameters specific to the geographical area, market risk premium and sovereign bond yield.

Although the Group believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

The Group performed its annual goodwill and indefinite-lived intangible asset impairment analysis for all the reporting units. The Group concluded that the recoverable amount of the Lanvin brand did not exceed its related carrying amounts and recorded impairment charge amounted to €31,208 thousand.

The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported.

The Group believes that all of its estimates are reasonable: they are consistent with the Group’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. As of December 31, 2024, the intangible assets with indefinite useful lives that are the most significant in terms of their carrying amounts and the criteria used for impairment testing are as follows:

	At December 31, 2024
					Long-term
				WACC	growth
(Euro thousands)	Goodwill	Brands	Total	(bps)	rate (bps)
Lanvin	14,723	100,906	115,629	1,337	184
Wolford	11,701	37,856	49,557	1,292	308
St. John	11,691	30,271	41,962	1,457	288
Sergio Rossi	—	3,301	3,301	1,812	196
Total	38,115	172,334	210,449

	At December 31, 2023
					Long-term
				WACC	growth
(Euro thousands)	Goodwill	Brands	Total	(bps)	rate (bps)
Lanvin	45,931	100,906	146,837	1,384	168
Wolford	11,701	37,856	49,557	1,400	296
St. John	11,691	30,271	41,962	1,431	275
Sergio Rossi	—	3,301	3,301	1,869	188
Total	69,323	172,334	241,657

As of December 31, 2024, the sensitivity analysis for impairment testing was ran for key assumptions including the weighted average cost of capital and the long-term growth rate.

For Lanvin brand which was subject to an impairment loss in 2024, an adverse change of 10bps in WACC or long-term growth rate would result €3,946 thousand or €1,288 thousand additional impairment.

While for the other brands, the adverse change of 10bps in WACC or long-term growth rate would not cause a cash generating unit’s carrying amount to exceed its recoverable amount.

17.Property, plant and equipment

						Tangible fixed
			Machinery and	Leasehold	Office	assets in
(Euro thousands)	Land	Buildings	equipment	improvements	equipment	progress	Other	Total
Historical cost
At January 1, 2023	4,810	53,048	84,497	80,294	45,958	2,144	2,732	273,483
Reclassification	—	(19,342)	—	19,342	—	—	—	—
Additions	—	85	501	6,294	1,299	5,153	62	13,394
Disposals	—	(22)	(21,370)	(6,067)	(1,389)	(38)	(258)	(29,144)
Transfer from tangible fixed assets in progress	—	13	700	3,181	365	(4,265)	6	—
Net foreign exchange differences	(62)	(200)	(1,288)	(2,948)	(620)	(98)	(8)	(5,224)
At December 31, 2023	4,748	33,582	63,040	100,096	45,613	2,896	2,534	252,509
Additions	—	785	424	2,628	729	4,910	55	9,531
Disposals	(1,544)	(6,095)	(6,482)	(11,529)	(5,156)	—	(78)	(30,884)
Transfer from tangible fixed assets in progress	—	—	449	6,650	468	(7,567)	—	—
Net foreign exchange differences	34	779	1,149	2,515	761	11	32	5,281
At December 31, 2024	3,238	29,051	58,580	100,360	42,415	250	2,543	236,437
Depreciation and impairment
At January 1, 2023	—	(38,903)	(81,684)	(60,515)	(42,957)	—	(2,623)	(226,682)
Reclassification	—	16,233	—	(16,233)	-	—	—	—
Depreciation	—	(677)	(1,403)	(7,934)	(1,240)	—	(65)	(11,319)
Impairment losses	—	(2,242)	(16)	(400)	(146)	—	—	(2,804)
Disposals	—	18	21,334	5,537	1,053	—	258	28,200
Net foreign exchange differences	—	158	1,253	1,842	566	—	8	3,827
At December 31, 2023	—	(25,413)	(60,516)	(77,703)	(42,724)	—	(2,422)	(208,778)
Depreciation	—	(1,211)	(993)	(6,484)	(1,165)	—	(59)	(9,912)
Impairment losses	—	(500)	—	(361)	(400)	—	—	(1,261)
Disposals	—	6,052	6,460	9,345	5,106	—	76	27,039
Net foreign exchange differences	—	(643)	(1,093)	(1,779)	(539)	—	(31)	(4,085)
At December 31, 2024	—	(21,715)	(56,142)	(76,982)	(39,722)	—	(2,436)	(196,997)
Carrying amount
At January 1, 2023	4,810	14,145	2,813	19,779	3,001	2,144	109	46,801
At December 31, 2023	4,748	8,169	2,524	22,393	2,889	2,896	112	43,731
At December 31, 2024	3,238	7,336	2,438	23,378	2,693	250	107	39,440

18.Right-of-use assets

			Total net
(Euro thousands)	Real estates	Other	carrying amount
At January 1, 2023	121,002	729	121,731
Additions	36,352	502	36,854
Disposals	(3,059)	(17)	(3,076)
Depreciation	(32,477)	(523)	(33,000)
Impairment losses	(3,516)	—	(3,516)
Contract modifications	13,356	(30)	13,326
Net foreign exchange differences	(3,462)	(4)	(3,466)
At December 31, 2023	128,196	657	128,853
Additions	46,180	656	46,836
Disposals	(442)	(22)	(464)
Depreciation	(34,246)	(350)	(34,596)
Impairment losses	(5,789)	—	(5,789)
Contract modifications	(7,115)	(52)	(7,167)
Net foreign exchange differences	3,915	9	3,924
At December 31, 2024	130,699	898	131,597

19.Other non-current assets

	At December 31,
(Euro thousands)	2024	2023
Deposits of rental, utility and other	11,096	11,494
Financial assets at fair value through profit or loss	2,710	2,660
Other	1,063	1,386
Total other non-current assets	14,869	15,540

Other non-current assets include financial assets at fair value through profit or loss in accordance with IFRS 9. The gains in fair value recognized through profit or loss in the 2024 amounted to €50 thousand (2023: €63 thousand gain).

20.Inventories

	At December 31,
(Euro thousands)	2024	2023
Raw materials, ancillary materials and consumables	12,688	16,527
Work-in-progress and semi-finished products	7,784	9,425
Finished goods	69,240	81,223
Other	—	9
Total inventories	89,712	107,184

The cost of inventories recognized as an expense in cost of sales amounted to €145,847 thousand and €175,236 thousand for the years ended December 31, 2024 and 2023 respectively.

For the years ended December 31, 2024 and 2023, the net amount of €5,667 thousand and €5,555 thousand inventory impairment loss was reversed respectively as the goods were sold at an amount in excess of the written-down value. The amount reversed or recognized was within cost of sales.

21.Trade receivables

	At December 31,
(Euro thousands)	2024	2023
Trade receivables	34,550	51,840
Loss allowance	(6,451)	(6,183)
Total trade receivables	28,099	45,657

The trade receivables are comprised essentially of receivables from wholesalers or agents, who are limited in number and with whom the Group maintains long-term relationships.

The following table provides a breakdown for the loss allowance:

	For the years ended December 31,
(Euro thousands)	2024	2023
At January 1,	6,183	6,211
Provisions	1,656	383
Write off	(1,501)	(334)
Net foreign exchange differences	113	(77)
At December 31,	6,451	6,183

For each of the fiscal years presented, no single customer accounted for more than 5% of the Group’s consolidated revenue. The present value of trade receivables is identical to its carrying amount.

22.Other current assets

(Euro thousands)	At December 31,
	2024	2023
Tax recoverable	7,444	7,078
Prepaid expenses	5,592	5,374
Other receivable of royalties	4,975	4,147
Advances and payments on account to vendors	4,261	4,486
Deposits of rental, utility and other	1,808	1,859
Other	5,032	2,706
Total other current assets	29,112	25,650

23.Cash and bank balances

(Euro thousands)	At December 31,
	2024	2023
Cash on hand	566	710
Bank balances	17,477	27,420
Total cash and bank balances	18,043	28,130

Cash and cash equivalents include cash on hand and bank balances.

The following table provides a reconciliation of cash and cash equivalents per cash flow statement:

(Euro thousands)	At December 31,
	2024	2023
Total cash and cash equivalents	18,043	28,130
Bank overdrafts	—	(280)
Net cash and cash equivalents per cash flow statement	18,043	27,850

24.Borrowings

The following table provides a breakdown for non-current and current borrowings:

	2024				2023
				Total				Total
(Euro thousands)	Guaranteed	Secured	Unsecured	borrowings	Guaranteed	Secured	Unsecured	borrowings
At January 1,	8,580	29,895	29,626	68,101	11,037	8,283	14,165	33,485
Repayments	(2,896)	(97,488)	(13,333)	(113,717)	(3,270)	(104,248)	(10,034)	(117,552)
Proceeds	10	94,019	134,910	228,939	813	126,196	26,310	153,319
Net foreign exchange difference	—	(312)	751	439	—	(336)	(815)	(1,151)
At December 31,	5,694	26,114	151,954	183,762	8,580	29,895	29,626	68,101
Repayable:
- Within one year	3,333	13,475	141,732	158,540	3,364	12,517	19,839	35,720
- In the second year	2,014	12,639	—	14,653	3,166	4,234	—	7,400
- In the third year	139	—	—	139	1,250	13,144	—	14,394
- Over three years	208	—	10,222	10,430	800	—	9,787	10,587
	5,694	26,114	151,954	183,762	8,580	29,895	29,626	68,101
Portion classified as current liabilities	(3,333)	(13,475)	(141,732)	(158,540)	(3,364)	(12,517)	(19,839)	(35,720)
Non-current portion	2,361	12,639	10,222	25,222	5,216	17,378	9,787	32,381

As at December 31, 2024, borrowings amounted to €5,694 thousand (December 31, 2023: €8,580 thousand) were guaranteed by a third party, SACE S.p.A.,the Italian export credit agency.

As of December 31, 2024, the secured borrowings amounted to €16,710 thousand (December 31, 2023: €21,612 thousand) were owed to Meritz Securities Co., Ltd. (“Meritz”) (excluding accrued interest). On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and our shareholder Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (as novated, amended and restated by the novation, amendment and restatement agreement dated August 14, 2023 between Lanvin Hong Kong Limited as the new borrower, JLSA as the original borrower and new guarantor, LGHL as guarantor and Meritz as the lender, the “Facility”). JLSA used the Facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The Facility has a term of three years and bears a fixed interest of 9.10% per annum. The Facility is mainly secured by royalties to be paid by Itochu for selling Lanvin-branded licensed products in Japan. Lanvin Hong Kong Limited holds the right to receive such royalties, and its shares were also charged in favor of Meritz.

As at December 31, 2024, borrowings amounted to €9,404 thousand (December 31, 2023: €8,283 thousand) were secured by the pledge of assets with carrying values at the end of each reporting period as follows:

	At December 31,
(Euro thousands)	2024	2023
Pledge of assets:
- Inventories	17,773	15,938
- Property, plant and equipment	8,977	7,852
- Trade receivables	1,865	1,993
- Other current assets	1,462	1,168
At December 31,	30,077	26,951

Apart from the above, certain borrowings are guaranteed by two subsidiaries, namely St. John Knits, Inc. and St. John Canada Corporation as at December 31, 2024.

The unsecured borrowings are principally used for operation of the Group.

The borrowings at rates ranging from 4.04% to 12.00% (2023: 4.55% to 11.76%) per annum.

The main terms of the borrowings are detailed as follows:

				At December 31, 2024
	Interest			Of which current	Of which non-
Borrower	rate	Terms	Expiry date	portion	current portion

				(Euro thousands)
Sergio Rossi S.p.A	Variable	Euribor 3m+4.50%	March 2025	8	—
Fosun Fashion Group (Cayman) Limited	Fixed	8.06%	April 2025	2,579	—
St. John Knits, Inc.	Variable	SOFR+7.5%	April 2025	9,404	—
Wolford AG	Fixed	12.00%	June 2025	1,985	—
Sergio Rossi S.p.A	Variable	ECB 3m+6.00%	September 2025	695	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2025	1,349	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	December 2025	134,649	—
Arpège SAS	Fixed	9.10%	March 2026	4,071	12,639
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	2,500	1,875
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2027	—	10,221
Wolford AG	Variable	Euribor 3m+4.00%	June 2029	139	487
Other borrowings	Variable	4.04%-4.53%	Up to March 2025	1,161	—
Total				158,540	25,222

				At December 31, 2023
				Of which current	Of which non-
Borrower	Interest rate	Terms	Expiry date	portion	current portion

				(Euro thousands)
Fosun Fashion Group (Cayman) Limited	Fixed	6.00%	January 2024	1,081	—
Sergio Rossi S.p.A	Variable	Euribor 3m+4.50%	February 2024	1,186	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	June 2024	3,640	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	July 2024	94	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	August 2024	141	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	September 2024	109	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	October 2024	1,000	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	November 2024	4,000	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	November 2024	317	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	December 2024	6,605	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2024	168	—
Sergio Rossi S.p.A	Variable	ECB+6.00%	September 2025	864	666
Arpège SAS	Fixed	9.10%	March 2026	4,234	17,378
St. John Knits, Inc.	Variable	SOFR+6.75%	April 2024	8,283	—
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	2,500	3,750
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2027	—	9,787
Wolford AG	Variable	Euribor 3m+4.00%	June 2029	—	800
Other borrowings	Variable	4.55%-4.80%	Up to March 2024	1,498	—
Total				35,720	32,381

25.Lease liabilities

(Euro thousands)	2024	2023
At January 1,	145,769	140,591
Additions due to new leases and store renewals	46,465	35,094
Interest expense	7,652	7,178
Repayment of lease liabilities (including interest expense)	(40,095)	(38,530)
Contract modifications	(10,057)	9,887
Disposals	(505)	(3,431)
Net foreign exchange differences	4,843	(5,020)
At December 31,	154,072	145,769
Of which:
Non-current	117,966	112,898
Current	36,106	32,871

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

	Total contractual
	cash flows of
(Euro thousands)	lease liabilities	Year 1	Year 2	Year 3	Beyond
At December 31, 2024	185,217	53,348	30,506	24,663	76,700
At December 31, 2023	167,376	37,824	32,651	26,034	70,867

26.Provisions

The Provisions, which amount to €5,084 thousand in 2024 (2023: €9,444 thousand) represent management’s best estimate of the potential liabilities. In managements’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

The following tables show the movement of the provisions in 2024 and 2023:

		Provisions for
	Provisions for	contingencies	Other	Total
(Euro thousands)	litigation	and losses	provisions	provisions
At January 1, 2023	2,138	3,973	1,014	7,125
Of which current	12	2,470	532	3,014
Of which non-current	2,126	1,503	482	4,111
Provisions	6,370	—	153	6,523
Releases	(1,181)	(893)	(30)	(2,104)
Utilizations	(12)	(1,080)	(814)	(1,906)
Exchange differences	(124)	(70)	—	(194)
At December 31, 2023	7,191	1,930	323	9,444
Of which current	5,181	954	135	6,270
Of which non-current	2,010	976	188	3,174
Provisions	509	582	406	1,497
Releases	(1,217)	—	(93)	(1,310)
Utilizations	(4,146)	(48)	(31)	(4,225)
Exchange differences	(413)	91	—	(322)
At December 31, 2024	1,924	2,555	605	5,084
Of which current	—	1,118	406	1,524
Of which non-current	1,924	1,437	199	3,560

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

27.Employee benefits

The following table shows the employee benefits of the Group.

	At December 31,
(Euro thousands)	2024	2023
Post-employee benefits	12,838	13,596
Other long-term employee benefits	4,402	4,376
Total long-term employee benefits	17,240	17,972

The net balance of post-employee benefits as at December 31, 2024 is a liability of €12,838 thousand (December 31, 2023: €13,596 thousand) and all the benefits are classified as defined-benefit plans.

The following table presents the changes in long-term employee benefits:

	Defined-benefit	Defined-benefit	Other long-term
(Euro thousands)	plan in Italy (TFR)	plans in Austria	employee benefits	Total
At January 1, 2023	2,361	10,182	2,585	15,128
Current service costs	26	782	127	935
Interest expenses	77	415	56	548
Actuarial losses in other comprehensive loss	12	1,653	(22)	1,643
Actuarial gains in profit or loss	—	—	(87)	(87)
Benefits paid	(186)	(1,615)	(116)	(1,917)
Contributions	—	(120)	1,833	1,713
Exchange differences	—	9	—	9
At December 31, 2023	2,290	11,306	4,376	17,972
Current service costs	49	482	147	678
Interest expenses	64	380	62	506
Actuarial gains in other comprehensive loss	(46)	(18)	13	(51)
Actuarial gains in profit or loss	—	—	(91)	(91)
Benefits paid	(276)	(1,326)	(105)	(1,707)
Contributions	—	(65)	—	(65)
Exchange differences	—	(2)	—	(2)
At December 31, 2024	2,081	10,757	4,402	17,240

The current service costs and interest expenses are recognized in the statement of profit or loss. The actuarial differences for other long-term employee benefits are also recognized in the statement of profit or loss.

The breakdown of the defined-benefit obligations by type of benefit plan is as follows:

	At December 31,
(Euro thousands)	2024	2023
Defined-benefit plan in Italy
- Italian leaving indemnities	2,081	2,290
Defined-benefit plans in Austria
- Severance payments	6,375	6,723
- Pensions liability	4,382	4,583
	10,757	11,306
Total defined-benefit obligations	12,838	13,596

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

As at December 31, 2024, the fair value of defined-benefit plans attributable to Group companies operating in the Austria is a net recognized commitment of €10,757 thousand (December 31, 2023: €11,306 thousand). It is detailed below:

	At December 31,
(Euro thousands)	2024	2023
Fair value of plan liabilities	11,894	12,660
Fair value of plan assets	(1,137)	(1,354)
Defined-benefit plans in Austria	10,757	11,306

The composition of the main plan assets on the reporting date is as follows:

	At December 31,
(Euro thousands)	2024	2023
Equity investments	585	634
Real estates	273	377
Bonds	131	127
Alternative investments	100	109
Liquid funds	48	107
Total plan assets	1,137	1,354

The main actuarial assumptions used are as follows:

	At December 31, 2024		At December 31, 2023
	Defined-benefit	Defined-benefit	Defined-benefit	Defined-benefit
	plan in	plans in	plan in	plans in
	Italy (TFR)	Austria	Italy (TFR)	Austria
Average duration of plan (years)	7.8~17.53	7.40~11.00	8.10~17.83	7.90~9.80
Discount rate	2.57%~3.41%	3.25%~3.45%	2.96%~3.67%	3.44%~3.51%
Inflation rate	1.84%~2.21%	N.A.	1.59%~2.44%	N.A.
Salary increase rate	2.50%	1.70%~3.00%	2.50%	1.70%~8.00%

For the demographic assumptions used in measuring the defined benefit liabilities, the figure used as a benchmark for the mortality rate is the standard one for each local population, broken down by age and gender, while for the staff turnover rate annual frequencies have been calculated based on the individual companies’ data.

With respect to the December 31, 2024 liability, a sensitivity analysis was performed on the main actuarial variables such as discount rate, salary changes and inflation rate. The analysis did not lead to significant changes in the liability, except for the sensitivity analysis conducted on the discount rate. A 100-basis-point decrease in the discount rate would result in a €1.01 million increase in the amount of the defined-benefit obligation as of December 31, 2024 (December 31, 2023: €1.64 million).

28.Other current liabilities

	At December 31,
(Euro thousands)	2024	2023
Financing fund	51,874	63,320
Due to related companies	23,504	7,115
Payroll and employee benefits payables	21,222	20,750
Accrued expenses	17,809	18,544
Tax payables	11,069	10,285
Customer advances	4,140	6,307
Warrant liabilities	1,223	4,041
Other	8,179	4,265
Total other current liabilities	139,020	134,627

Financing fund

Financing fund is the investment to be made by Meritz in the Company. On October 16, 2022, FFG and LGHL entered into the Meritz Private Placement Subscription Agreement with Meritz, pursuant to which, among other things, Meritz agreed to subscribe for, and FFG agreed to issue to Meritz 18,569,282 ordinary shares of FFG (“FFG Private Placement Subscription Shares”) at a subscription price equal to $49,999,999 and the FFG Collateral Share at a subscription price equal to $1. In December 2022, after FFG completed its listing through De-SPAC trading, 18,569,282 ordinary shares of FFG were converted into 4,999,999 ordinary shares of LGHL and 1 convertible preferred share.

On December 14, 2023, the Company consummated the previously announced share buyback and subscription agreement with Meritz dated December 1, 2023 (the “Meritz SBSA”) and amended and restated relationship agreement dated December 1, 2023 (the “Amended and Restated Relationship Agreement”). On December 14, 2023, the following transactions occurred pursuant to the terms of the Meritz SBSA:

●	Meritz sold and surrendered, and the Company repurchased from Meritz one convertible preference share of the Company and 4,999,999 ordinary shares par value $0.000001 of the Company for a price equal to $54,473,260;
●	Immediately thereafter, Meritz agreed to subscribe for, and the Company issued 19,050,381 ordinary shares par value $0.000001 of the Company to Meritz at a total subscription price equal to $69,473,260. The shares were structured into two tranches, with the subscription price for the first tranche shares equal to the repurchase price, and the subscription price for the second tranche shares equal to $15,000 thousand.

Meritz is entitled to underwriting fees in the fixed amount of 4% of the total subscription price per annum for each of the two twelve-month periods following the closing. The underwriting fees will be paid quarterly by the Company to Meritz, with the first quarterly payment payable on the date that falls three months after the closing and the last quarterly payment payable on the second anniversary of the closing.

Meritz has the right to put, upon the occurrence of certain credit events, the lapse of certain LGHL’s call options or the second or third anniversary of Meritz’s investment, all, and not just a portion, of the ordinary shares then held by it to LGHL at an agreed return which is the higher of (i) 11.5% internal rate, compounded annually, of return on Meritz’s investment in LGHL Private Placement Subscription Shares and (ii) 1.115 times the sum of the total subscription prices, in each case minus any interim return that Meritz has realized from its investment. Meritz’s rights described above are secured by shares of Fosun Tourism Group (“FTG”) and the shares of LGHL, and if the market value of FTG’s shares or LGHL’s shares declines below a certain level, LGHL may be required to provide cash security.

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

LGHL and Meritz entered into a side letter to an amended and restated relationship agreement as of April 30, 2024 between the aforementioned parties (the “Side Letter”). Meritz shall sell to the LGHL, and LGHL shall purchase from the Investor 5,245,648 ordinary shares in total in LGHL held by Meritz free and clear from any encumbrance and with all rights, title, and interest attaching thereto, for a total purchase of $20,000 thousand. As of the end of 2024, LGHL has completed the repurchase of all shares, which were originally treated as treasury shares.

Pursuant to the Side Letter, Meritz is entitled to underwriting fees in cash per each quarter with the first quarterly payment payable on the date that falls three months after the closing and the last quarterly payment payable on the third anniversary of the closing. The underwriting fees are calculated based on an amount of $0.0359 for each First Tranche Share then held by Meritz at the time of payment and an amount of $0.0385 for each Second Tranche Share then held by Meritz at the time of payment.

Warrant liabilities

Breakdown for warrant liabilities:

	At December 31,
(Euro thousands)	2024	2023
Public Warrant	791	2,612
Private Placement Warrant	432	1,429
Total warrant liabilities	1,223	4,041

On December 14, 2022, as result of Reverse Recapitalization:

●	20,699,969 outstanding PCAC public warrants were converted to an equivalent number of LGHL public warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value by using the Euro equivalent of the closing price of PCAC warrants on December 14, 2022, amounting to a total of € 5,261 thousand.
●	11,280,000 PCAC private placement warrants were exchanged for an equivalent number of LGHL private placement warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value using a Black-Scholes model, amounting to a total of € 2,609 thousand.

Each public warrant entitles the holder to purchase one Ordinary Share at a price of $11.50 per share and may be exercised within 5 years from the completion of the Reverse Recapitalization. The public warrants may be redeemed by the Company:

●	at a price of $ 0.01 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds $ 18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder;
●	at a price of $ 0.10 per warrant, if, and only if, the last reported sale price of the LGHL ordinary shares equals or exceeds $ 10.00 per share for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to each warrant holder.

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

The warrants are listed on NYSE under the trading symbol “LANV-WT”. At December 31, 2024, all of the public warrants and private placement warrants were outstanding and recognized as liabilities at fair value. For the year ended December 31, 2024, the Group recorded warrant liabilities of €1,223 thousand which resulted in a gain on revaluation of €2,818 thousand.

29.Share capital

Movements in FFG ordinary shares, preferred shares and FFG Collateral Share (collectively “FFG Shares”)

	Number of shares	Nominal value of shares	Share premium
	(thousands)	(Euro thousands)	(Euro thousands)
Issued and paid:
As at January 1, 2021	289,165	289,165	70,161
Issuance of series B preferred shares of € 1.00 each	50,091	50,091	67,124
Issuance of class B non-voting ordinary shares of € 0.0001 each (Note 32)	32,130	3	—
As at December 31, 2021	371,386	339,259	137,285
Issuance of ordinary shares of € 1.00 each (Note 28)	18,569	18,569	6,454
Issuance of a FFG Collateral Share of € 0.0001 (Note 28)	*	*	*
	389,955	357,828	143,739
Conversion from FFG Shares to LGHL ordinary shares at 0.26926188	105,000	*	143,739
Exchange of LGHL ordinary shares as part of Reverse Recapitalization	(105,000)	(*)	(143,739)
As at Closing Date	—	—	—
*	Less than 1,000 shares or €1,000.

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

Movements in LGHL ordinary shares and convertible preference share (collectively “LGHL Shares”):

	Number of shares	Nominal value of shares	Share premium
	(thousands)	(Euro thousands)	(Euro thousands)
Issued and paid:
As at Closing Date	—	—	143,739
Issuance of LGHL shares as part of Reverse Recapitalization
- Exchange of ordinary shares	105,000	*	357,825
- Exchange of convertible preference share	*	*	*
- Merger with PCAC	10,644	*	99,204
- Ordinary shares of $0.000001 each to third party investors	15,327	*	142,733
As at December 31, 2022	130,971	*	743,501
Repurchase of ordinary shares	(5,000)	*	(25,023)
Issuance of ordinary shares of $0.000001 each	19,050	*	65,405
Cancellation of convertible preference share	(*)	*	*
As at December 31, 2024 and 2023	145,021	*	783,883
*	Less than 1,000 shares or €1,000.

As of December 31, 2024, the share capital amounted to €132, comprising 117,319,824 fully paid-up ordinary shares with a par value of $0.000001. Excluding the 27,701,628 treasury shares, there were 117,319,824 shares issued and outstanding as of December 31, 2024.

Ordinary share

LGHL ordinary shares have a par value of $0.000001 and are ranked equally with regard to the LGHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of LGHL ordinary shares will be entitled to one vote per share. LGHL ordinary shares are listed on NYSE under the trading symbol “LANV”.

Convertible preference share

The convertible preference share of the Company has a par value $0.000001 per share, which is convertible into an aggregate number of up to 15,000,000 non-voting ordinary shares with a par value of $0.000001 each and/or ordinary shares at the election of Meritz upon the occurrence of certain events. On December 14, 2023, Meritz sold and surrendered, and the Company repurchased from Meritz and cancelled such one convertible preference share.

30.Other reserve

	Other comprehensive income reserve
		Cumulative	Re-measurement
	Share	translation	of defined	Other
(Euro thousands)	premium	adjustment	benefit plans	reserves	Total
Balance at January 1, 2022	137,285	295	(586)	12,466	149,460
Capital injection from shareholders	6,454	—	—	—	6,454
Employee share-based compensation	—	—	—	7,431	7,431
Changes in ownership interest in a subsidiary without change of control	—	—	—	(396)	(396)
Currency translation differences	—	(1,011)	—	—	(1,011)
Actuarial reserve relating to employee benefit	—	—	1,261	—	1,261
Issuance of ordinary shares upon Reverse Recapitalization, net of issuance costs	599,762	—	—	—	599,762

Balance at January 1, 2023	743,501	(716)	675	19,501	762,961
Repurchase of Ordinary Shares	(25,023)	—	—	—	(25,023)
Issuance of Ordinary Shares	65,405	—	—	—	65,405
Employee share-based compensation	—	—	—	2,749	2,749
Changes in ownership interest in a subsidiary without change of control	—	—	—	(1,987)	(1,987)
Currency translation differences	—	3,333	—	—	3,333
Actuarial reserve relating to employee benefit	—	—	(761)	—	(761)

Balance at December 31, 2023	783,883	2,617	(86)	20,263	806,677
Repurchase of ordinary shares	(18,829)	—	—	—	(18,829)
Employee share-based compensation	—	—	—	551	551
Currency translation differences	—	(8,007)	—	—	(8,007)
Actuarial reserve relating to employee benefit	—	—	45	—	45
Others	—	—	—	(1,081)	(1,081)
Balance at December 31, 2024	765,054	(5,390)	(41)	19,733	779,356

At December 31, 2022, other reserve amounted to €599.76 million was net of €601.33 million as a result of shares issued as part of the Reverse Recapitalization and transaction costs of €1.57 million.

Other comprehensive income reserve includes the following:

●	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;
●	gains and losses on the re-measurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;

31.Non-controlling interests

The following table shows the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the year ended December 31, 2024.

		Non-
(Functional	Group’s	controlling			Total
currency thousand)	percentage	interest	Functional	Total	equity/
Company	interest	percentage	currency	assets	(deficits)	Revenues	Net loss
Arpège SAS	95%	5%	Euro	226,526	20,450	82,720	(57,400)
Wolford AG	61%	39%	Euro	135,994	(59,492)	87,891	(51,092)
St. John Knits International, Incorporated	97%	3%	USD	110,571	(165,822)	79,267	(27,431)
St. John China Holdings Limited	78%	22%	HKD	1,412	(9,777)	2,884	(1,161)
Sergio Rossi S.p.A	99%	1%	Euro	62,907	12,628	41,910	(18,799)
Fosun Fashion Brands Management Co., Limited	80%	20%	CNY	9,059	(4,040)	301	(1,284)

32.Share-based payment

Prior to consummation of the Reverse Recapitalization, FFG Group had in place equity-settled share-based payment arrangements as follows:

●	On September 23, 2020, a restricted share units scheme (“the RSUs Scheme”) was adopted for the purpose of recognizing the contribution of participants including its senior management members and consultants. The RSUs Scheme will remain in force for the period of 10 years up to September 22, 2030 and the maximum number of shares to be granted will not exceed 32,129,493 shares.
●	On September 23, 2020, restricted share units (“RSUs”) to subscribe for an aggregate of 17,051,419 ordinary shares were granted to nine senior management members and consultants. The exercise price of granted restricted share unit is € 1.00 per share to eight of them and € 2.04 per share to one of them. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a three-year vesting schedule respectively. The first twenty-five percent (25%) of RSUs immediately vested as of the grant date. The remaining portions vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in nine years from the respective grant dates.
●	On September 23, 2021, RSUs to subscribe for an aggregate of 12,688,696 ordinary shares were granted to 15 senior management members and consultants. The exercise price of granted restricted share unit is € 2.04 per ordinary share. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a four-year vesting schedule respectively. The vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in ten years from the respective grant dates.
●	In December 2021, a share economic beneficial interest right scheme (the “SEBIRs Scheme”) was adopted that modifies all RSUs originally granted to senior management members and consultants according to the RSUs scheme into share economic beneficial interest rights (“SEBIRs”), in which RSUs that have met the vesting conditions will be converted the same copies of SEBIRs that can be exercised immediately, RSUs that fail to meet the vesting conditions will be converted into the same copies of SEBIRs, vesting period and conditions as those under the original grant agreement. 32,129,493 class B non-voting ordinary shares were issued with the par value of €0.0001 to Brilliant Fashion Holdings Limited, which has been established for the SEBIRs Scheme, as the maximum number of shares granted by Brilliant Fashion Holdings Limited to senior management members and consultants under the SEBIRs Scheme.

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

For the years ended December 31, 2024 and 2023, movements in the number of RSUs / copies of SEBIRs granted but not yet vested according to the SEBIRs Scheme and their related weighted average exercise prices are as follows (each copy of SEBIR corresponds to one share of the Company):

	For the years ended December 31,
	2024		2023
	Average exercise		Average exercise
	price in Euro	SEBIRs/RSUs	price in Euro	SEBIRs/RSUs
	per share/copy	(thousand)	per share/copy	(thousand)
At January 1,	5.30	4,579	5.45	8,008
Granted	-	-	-	60
Canceled and forfeited	7.70	(232)	5.55	(3,489)
At December 31,	5.17	4,347	5.30	4,579

The RSUs and SEBIRs outstanding in thousands at the end of the year have the following expiry dates and exercise prices:

	Exercise price in Euro
Expiry date	per RSU/ SEBIR	Shares/Copies (thousand)
		2024	2023
September 22, 2029	3.77	2,314	2,314
September 22, 2029	3.77	369	369
September 22, 2031	7.70	1,604	1,836
March 23, 2033	—	60	60
		4,347	4,579

The fair value of RSUs granted on September 23, 2020 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of €1.82 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 0.61%, expected no dividend and volatility of 32.61%. The total fair value of these RSUs was €14,652 thousand. €869 thousand and €2,571 thousand was charged to administrative expenses for the years ended December 31, 2023 and 2022, respectively. (2024: Nil)

The fair value of RSUs granted on September 23, 2021 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of €2.23 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 1.35%, expected no dividend and volatility of 32.52%. The total fair value of these RSUs was €10,492 thousand. €406 thousand, €1,773 thousand and €4,860 thousand was charged to administrative expenses for the year ended December 31, 2024, 2023 and 2022, respectively.

The fair value of SEBIRs granted on April, 2023 was determined based on the closing price of the shares on the grant date. The weighted average fair value of SEBIRs granted during the year ended was $5.47. The total fair value of these SEBIRs was €302 thousand. €147 thousand and €107 thousand was charged to administrative expenses for the year ended December 31, 2024 and 2023, respectively.

33.Related party transactions

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

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Short-term employee benefits (1)	478	2,694	3,320
Employee share-based compensation	1,394	1,486	4,680
Total	1,872	4,180	8,000
(1)	Includes corporate bodies fees, consultancy fees and personnel compensation.

Transactions with related parties

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
(i) Proceeds of shareholder loan
Fosun International Limited (1)	120,744	18,465	66,531
FPI (US) I LLC (2)	2,866	1,845	—
Shanghai Fosun High Technology Group Finance Co., Ltd. (2)	1,314	829	4,053
Meritz Securities Co., Ltd. (1)	—	59,959	23,076
Fosun JoyGo (HK) Technology Limited (2)	—	1,107	—
Shanghai Fosun High Technology (Group) Co., Ltd. (2)	—	—	5,853
Total proceeds of shareholder loan	124,924	82,205	99,513
(ii) Repayments of shareholder loan
Meritz Securities Co., Ltd.	4,071	2,187	—
Fosun International Limited	1,845	3,220	106,418
Fosun JoyGo (HK) Technology Limited	1,081	—	—
Shanghai Fosun High Technology Group Finance Co., Ltd.	843	3,803	1,691
FPI (US) I LLC	287	1,845	—
Shanghai Fosun High Technology (Group) Co., Ltd.	—	—	177
Total repayments of shareholder loan	8,127	11,055	108,286
(iii) Proceeds of financing fund
Meritz Securities Co., Ltd.	—	36,541	24,022
(iv) Repayments of financing fund
Meritz Securities Co., Ltd.	18,274	—	—

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
(v) Interest expenses
Meritz Securities Co., Ltd.	9,084	7,877	443
Fosun International Limited	6,976	392	8,355
Shanghai Fosun High Technology (Group) Co., Ltd.	1,039	1,021	762
FPI (US) I LLC	221	16	—
Shanghai Fosun High Technology Group Finance Co., Ltd.	96	146	248
Fosun JoyGo (HK) Technology Limited	2	4	—
Total interest expenses	17,418	9,456	9,808
(vi) Rental expenses
Shanghai Fosun Bund Property Co., Ltd. (3)	166	1,143	1,201
(vii) Sales of goods
Handsome Corporation (1)	1,338	1,499	3,104
(viii) Royalty
Itochu Corporation (1)	2,804	2,305	175
Handsome Corporation	2,795	3,143	1,498
Total royalty	5,599	5,448	1,673
(ix) Other service expenses
Baozun Hong Kong Investment Limited(1)	1,331	1,631	1,760
Fosun Holdings Limited (2)	—	271	—
Total other service expenses	1,331	1,902	1,760
(x)Purchase of trademarks
Itochu Corporation	—	27,074	—
(xi) Received in advance
Shanghai Yu Garden Group and its subsidiaries (2)	9,671	1,358	—
Itochu Corporation	—	4,753	—
Total received in advance	9,671	6,111	—

Balances with related parties

	At December 31,
(Euro thousands)	2024	2023
(i) Borrowings
Fosun International Limited	134,649	15,245
Meritz Securities Co., Ltd.	16,710	21,612
Shanghai Fosun High Technology (Group) Co., Ltd.	10,221	9,787
FPI (US) I LLC	2,579	-
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,349	829
Fosun JoyGo (HK) Technology Limited	—	1,081
Total borrowings	165,508	48,554
(ii) Other current liabilities
Meritz Securities Co., Ltd.	53,172	63,320
Shanghai Yu Garden Group and its subsidiaries	9,671	1,358
Fosun International Limited	7,362	420
Shanghai Fosun Bund Property Co., Ltd.	2,114	1,837
Baozun Hong Kong Investment Limited	1,105	1,851
Shanghai Fosun Industrial Investment Co., Ltd. (2)	1,030	987
Shanghai Fosun High Technology (Group) Co., Ltd.	403	384
Fosun Holdings Limited	289	271
FPI (US) I LLC	229	-
Shanghai Fosun High Technology Group Finance Co., Ltd.	3	2
Fosun JoyGo (HK) Technology Limited	—	5
Total other current liabilities	75,378	70,435
(iii) Other current assets
Fosun International Limited	267	252
(iv) Other non-current liabilities
Itochu Corporation	4,570	4,753
Shanghai Fosun High Technology (Group) Co., Ltd.	2,872	1,757
Total other non-current liabilities	7,442	6,510

Notes:

(1)	A shareholder of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	Joint venture of Fosun International Limited.
34.	Notes to consolidated statements of cash flows

Major non-cash transactions

During the year 2024, the Group had non-cash additions to right-of-use assets and lease liabilities of €46,836 thousand and €46,465 thousand, respectively, in respect of lease arrangements for real estate and other equipment (2023: €36,854 thousand and €35,094 thousand; 2022: €18,268 thousand and €15,606 thousand).

Pursuant to the terms of the Meritz SBSA, the Group had no non-cash transaction for the year ended December 31, 2024. (2023: €50,000 thousand)

Proceeds from disposal of long-term assets

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Net book value	3,824	879	1,940
Net gain on disposals (Note 10)	9,079	3,564	964
Total proceeds from disposal of long-term assets	12,903	4,443	2,904

Changes in liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Group’s consolidated statements of cash flows from financing activities.

		Financing	Lease	Interest
(Euro thousands)	Borrowings	fund	liabilities	payable
As at December 31, 2022	33,485	23,519	140,591	8
Changes from financing cash flows	35,767	36,541	(31,352)	—
Interest paid	—	(2,002)	(7,178)	(3,113)
New leases	—	—	35,094	—
Contract modifications	—	—	9,887	—
Disposals	—	—	(3,431)	—
Interest expense	—	7,877	7,178	4,540
Foreign exchange movement	(1,151)	(2,615)	(5,020)	749
As at December 31, 2023	68,101	63,320	145,769	2,184
Changes from financing cash flows	115,222	(18,274)	(32,443)	—
Interest paid	—	(3,999)	(7,652)	(3,793)
New leases	—	—	46,465	—
Contract modifications	—	—	(10,057)	—
Disposals	—	—	(505)	—
Interest expense	—	7,787	7,652	13,334
Foreign exchange movement	439	3,040	4,843	(2,800)
As at December 31, 2024	183,762	51,874	154,072	8,925

Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	For the years ended December 31,
(Euro thousands)	2024	2023	2022
Within operating activities	(25,818)	(27,631)	(22,614)
Within investing activities	(428)	(3,282)	(1,454)
Within financing activities	(40,095)	(38,530)	(41,364)
Total cash outflow for leases	(66,341)	(69,443)	(65,432)

35.Subsequent events

Up to the approval date of the Consolidated Financial Statements, the Group had no subsequent events to be disclosed.