Form 20-F
period 2025-12-31
Lanvin Group Holdings Ltd
filed 2026-04-30
CIK 1922097

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Jiyang Han, Chief Financial Officer

Telephone: +86 (021) 6315 2156

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 125,595,914 ordinary shares and 31,979,969 warrants.

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

Unless we indicate otherwise, references in this annual report to:

“Amended Articles” means the amended and restated memorandum and articles of association of the Company, including the Second Amended and Restated Memorandum and Articles of Association.

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

“Fosun Group” means Fosun International and its subsidiaries.

“Fosun International” means Fosun International Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed and traded on the Main Board of the Hong Kong Stock Exchange with stock code 00656.

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

“SEC” means the United States Securities and Exchange Commission.

“Second Amended and Restated Memorandum and Articles of Association” means the Company’s amended and restated memorandum and articles of association adopted pursuant to a special resolution of the shareholders on December 18, 2025, which, among other things, (a) removed the Convertible Preference Shares and all related provisions, (b) removed the Non-voting Ordinary Shares and all related provisions, and (c) eliminated the Board Observer position and all related provisions.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025.

Our ordinary shares and warrants are listed on the New York Stock Exchange under the ticker symbols “LANV” and “LANV-WT,” respectively.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, our expectations, hopes, beliefs, intentions and strategies regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan,” “future,” “outlook,” “project,” “will,” “would” and “continue” or similar words. You should read statements that contain these words carefully because they:

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

PRC Permissions and Approvals

We conduct a portion (approximately 8.1% of our revenues in 2025) of our operations in the Greater China region, and as of the date of this annual report, we have obtained all requisite permissions and approvals that are material to our operations in China. However, there can be no assurance that we will be able to maintain such permissions and approvals in the future. In addition, laws and regulations in China may change quickly with little advance notice, and the Chinese government may intervene or influence our operations in China at any time. As a result, we may be required to obtain additional permissions and approvals in the future. There can be no assurance that such permissions and approvals can be obtained in a timely manner, or at all, and our business, results of operations and financial condition could be materially and adversely affected.

Under the PRC laws, rules and regulations currently in effect, no prior permission or approval from PRC government authority is required for the transactions completed pursuant to the Business Combination Agreement, including but not limited to the listing of our securities on the NYSE. However, the Chinese government has recently indicated that it may exert more control over offerings conducted overseas and foreign investment in China-based issuers. In particular, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. The Trial Measures will apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, total profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents.

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

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, total profit, total assets and net assets in 2023, 2024 and 2025. However, the interpretation, application and enforcement of the Trial Measures are still evolving, and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

On December 28, 2021, the Cyberspace Administration of China, together with certain other government authorities, promulgated the Revised Cybersecurity Review Measures that took effect from February 15, 2022, pursuant to which (i) online platform operators holding over one million users’ information must apply for a cybersecurity review before listing abroad, and (ii) operators of “critical information infrastructure” that intend to purchase internet products and services or online platform operators that carry out data processing activities, that will or may affect national security, shall apply for a cybersecurity review. Furthermore, the competent government authorities may also initiate a cybersecurity review against the relevant operators where the authorities believe that the network product or service or data processing activities affect or may affect national security. However, the scope of potential operators of “critical information infrastructure” remains unclear. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear and subject to regulatory interpretation. As of the date of this annual report (i) we had not been informed by any PRC governmental authority of any requirement to apply for a cybersecurity review; (ii) we did not hold or process personal information of over one million users; and (iii) we had not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. Nonetheless, the interpretation and implementation of the Revised Cybersecurity Review Measures is subject to uncertainties, and the relevant laws and regulations may also change in the future.

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

Our principal subsidiaries, being our portfolio brands, are based mainly in the U.S. (Delaware) and Europe including Italy, France and Austria. We are subject to certain restrictions or limitations regarding distribution of earnings from the portfolio brands to us, which may in turn limit the cash available to make distributions to our shareholders. For our operating subsidiaries that are Delaware corporations, to which the Delaware General Corporation Law (DGCL) applies, the power and authority to declare dividends/distributions resides with the board of directors of the corporation. Further, the DGCL permits distributions out of either a surplus or net profits (subject to certain limitations). In addition, specific provisions under credit agreements or the relevant subsidiary’s bylaws may impose specific restrictions or approval requirements regarding dividend payment (including a contingent obligation or otherwise). For our Italian subsidiaries, no distribution may be made unless a reserve fund accumulated from net profits reach at least 20% of the relevant subsidiary’s share capital. Our subsidiaries in Italy also face other general restrictions to the shareholders’ right to an earnings distribution. In Austria, our subsidiaries cannot issue a dividend unless the validly adopted financial statements for a financial year show a balance sheet profit, which represents the maximum amount of capital available for the distribution of profits. Loans by us to our subsidiaries in Austria are considered equity substitution if we are in a crisis, and will only be repaid if we are fully restructured. In France, our subsidiaries may only distribute a dividend from distributable reserves in the financial statements. In the event the subsidiary is making losses, such losses will reduce distributable reserves and prevent any distribution.

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

Dividends repatriated or paid from our Chinese subsidiaries must be made from retained earnings as per such subsidiary’s financial statements prepared in accordance with Chinese accounting rules. Additionally, each of our Chinese subsidiaries must set aside a statutory reserve fund of 10% of its after-tax profit before it may pay dividends (such statutory reserve fund is not required until the accumulative amount reaches 50% of the registered capital of the relevant subsidiary), and a 10% withholding tax or other reduced rate withholding tax under the China-Hong Kong treaty may be applied to the dividends repatriated from our Chinese subsidiaries. Also, approval from or registration with appropriate Chinese government authorities is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. However, we do not expect Chinese subsidiaries to declare any dividends or pay capital expenses to our portfolio brands in the near future.

We made capital injections of EUR27.0 million in 2023, EUR40.5 million in 2024 and EUR58.6 million in 2025 into Lanvin brand portfolio through Arpège SAS, Jeanne Lanvin S.A. and Lanvin Pacific Limited. We also made an advance payment of EUR1.0 million, EUR0.5 million and EUR0.5 million in Raffaele Caruso S.p.A in 2023, 2024 and 2025, respectively. Caruso also received a shareholder loan of EUR1.0 million from us in 2023. We have waived part of the repayment of shareholder loan by Caruso. We paid EUR11.78 million and EUR25.0 million for the subscription of Wolford shares in 2023 and 2025, respectively. In addition, Wolford AG received shareholder loans of EUR10.8 million, EUR29.1 million and EUR32.7 million from us in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, we issued shareholder loans of $12.5 million, $3.5 million and $11.0 million, respectively, to St. John. Sergio Rossi S.p.A received capital injections of EUR11.0 million, EUR11.5 million and EUR15.6 million in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, Sergio Rossi S.p.A received a shareholder loan of EUR3.5 million, EUR1.8 million and EUR0.37 million, respectively, from us. We have also made capital injections and intercompany loans totaling $2.5 million, nil and $0.98 million to our Chinese subsidiaries in 2023, 2024 and 2025, respectively.

Other than the loan repayment of $1.0 million and $2.0 million by St. John to us in August 2023 and in July 2024, respectively, and $4.0 million and EUR1.61 million by Lanvin to us in November 2024 and in June 2025, respectively, none of our direct subsidiaries made any dividends, distributions, or repayments to us in 2023, 2024 or 2025. We have also not made any transfers, dividends, or distributions to our shareholders as of the date of this annual report other than the cash dividend of $1.0 million, $2.35 million and $2.17 million paid to Meritz in 2023, 2024 and 2025, respectively. On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (the “Facility”). In 2023, 2024 and 2025, repayments of JPY502.3 million, JPY962.2 million and JPY2,896.6 million, respectively, were made to Meritz under the Facility, including both principal and interest. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement” and “Item 7. Major Shareholders and Other Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Shareholder Loans.”

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

D.Risk Factors

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our securities. Below please find a summary of the principal risks we face, organized under relevant headings:

Risks Relating to Our Business and Industry

●	We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years.
●	The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS, one of our subsidiaries, which holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of this challenge and may be required to discontinue, at the group holding company level, our use of the Lanvin brand name.
●	The success of our luxury fashion businesses depends on the value of our brands and, if the value of any of those brands were to diminish, our business could be adversely affected.
●	Changes in global economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	We face risks related to health epidemics, pandemics and similar public health events, which could have a material adverse impact on our business, financial condition and results of operations.
●	The long-term growth of our business depends on the successful execution of our strategic initiatives and we may not be able to continue to develop and grow our businesses.
●	Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion.
●	Our business is dependent on consumer traffic and spending, which may be adversely affected by various external factors.
●	Our inability to effectively execute our e-commerce strategy could materially adversely affect our business, results of operations and brand reputation.
●	We utilize a range of marketing, advertising, and other initiatives to increase existing customers’ spending and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.

●	Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.
●	Counterfeit or “knock-off” products, as well as products that are “inspired by” our brands may siphon off demand for our brands’ products and may result in customer confusion, harm to our brands, a loss of our market share and/or a decrease in our results of operations.
●	We depend on third-party suppliers for the production of our products and sourcing of raw materials, and disruptions in our supply chain could adversely affect our business.
●	We face intense competition in the personal luxury goods industry.
●	Our customer relationships and sales have been and may be negatively impacted if we do not anticipate and respond to consumer preferences and fashion trends or manage inventory levels appropriately.
●	We are subject to certain risks related to our direct-to-consumer (“DTC”) operations, particularly our directly operated stores.
●	A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.
●	We are exposed to the risk that personal information of our customers, employees and other parties collected in the course of our operations may be damaged, lost, stolen, divulged or processed for unauthorized purposes.
●	Future economic conditions, including volatility in the financial and credit markets, may adversely affect our business.
●	Significant inflation could adversely affect our results of operations and financial condition.
●	Certain wholesale customers have experienced, and may in the future experience, financial distress, including bankruptcy, restructuring or other insolvency proceedings.
●	We are dependent on a limited number of distribution facilities operated by us as well as those of our distribution partners. If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.
●	Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending.
●	If our suppliers, licensees, or other business partners, or the suppliers used by our licensees fail to use legal and ethical business practices, our business could suffer.
●	Our potential inability to find suitable new targets to drive inorganic business growth and the risk that any acquisitions we do complete may not be successful in achieving intended benefits, cost savings and synergies.
●	We could be adversely affected if we are unable to negotiate, maintain or renew our license agreements.
●	If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
●	We are subject to certain laws, litigation, regulatory matters and ethical standards, and compliance or our failure to comply with or adequately address developments as they arise could adversely affect our reputation and operations.

●	We are subject to legal and regulatory risk.
●	Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition.
●	We are subject to risks associated with climate change and other environmental impacts and increased focus by stakeholders on environment, social and governance (“ESG”) matters.
●	We may lose key employees or may be unable to hire qualified employees.
●	We depend on highly specialized craftsmanship and skills.
●	We are exposed to fluctuations in currency exchange rates.
●	We are subject to risks related to the complexity and uncertainty in interpretation of transfer pricing rules.
●	We operate in many countries worldwide and are exposed to various international business, regulatory, social and political risks.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in laws, rules and regulations in China could adversely affect us.
●	If we were to become subject to the oversight, discretion or control of PRC government authorities over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, which would materially affect the interests of the investors.
●	Changes in PRC tax laws, regulations and policies may materially and adversely affect our results of operations and financial condition, as well as your investment in our securities.
●	Costs and difficulties inherent in managing cross-border business operations may negatively affect our results of operations.
●	Adverse developments affecting the financial services industry, including liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business operations, results of operations and financial condition.
●	We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
●	We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital or obtain sufficient funding from our shareholders when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiatives.
●	Failure to comply with the terms of our indebtedness could have a material adverse effect on our ability to conduct our business.

Risks Relating to Our Securities

●	The trading price of our securities has been and is likely to continue to be volatile, which could result in substantial losses to holders of our securities.

●	Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.
●	A certain number of our Warrants have become exercisable for our Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
●	If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
●	Future resales of our Ordinary Shares issued to Fosun International and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.
●	The Existing Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Warrant holders, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.
●	The requirements of being a public company may strain our resources and divert our management’s attention.
●	Our ability to maintain the listing of our securities on the NYSE may be dependent on the PCAOB’s continued access to inspect our independent auditors.
●	We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States. The ability of U.S. authorities to bring actions for violations of U.S. securities laws and regulations against us and our directors and executive officers may be limited and accordingly you may not be afforded the same protection as provided to investors in U.S. domestic companies.
●	We may be subject to securities litigation, which is expensive and could divert management attention.
●	We may not pay cash dividends in the foreseeable future.
●	The exercise price of our Warrants can fluctuate under certain circumstances which, if triggered can potentially result in material dilution of our then existing shareholders.
●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or otherwise fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
●	We qualify as an “emerging growth company” within the meaning of the Securities Act, and as we intend to take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

●	We are a “controlled company” within the meaning of NYSE listing rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
●	Fosun Group, being our controlling shareholder, has substantial influence over us and its interests may not be aligned with the interests of our other shareholders, and a loss of control by Fosun Group may materially and adversely impact us and our Securities.
●	We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.
●	We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to shareholders who are U.S. persons.
●	We may be subject to U.S. foreign investment regulations which may limit certain investors’ ability to purchase our securities. Our existing and future investments in U.S. companies may also be subject to U.S. foreign investment regulations.

Risks Relating to Our Business and Industry

We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years.

We have incurred significant losses in the past and anticipate that we will continue to incur losses in the current year and upcoming years. We incurred losses of €146.3 million, €189.3 million and €263.3 million in the years ended December 31, 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to generate profit in the future. We will need to generate and sustain increased revenue levels in future periods to achieve profitability, and even if we achieve profitability, we may not be able to maintain or increase our level of profitability. Our efforts to grow our business may be more costly than we expect or may not result in the returns we anticipate, and we may not be able to increase our revenue enough to offset our higher operating expenses. As a result, there can be no assurance that we will achieve profitability, and we may continue to experience losses in the future.

The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS, one of our subsidiaries, which holds our Lanvin brand portfolio including the “Lanvin” brand name. We cannot predict the outcome of this challenge and may be required to discontinue, at the group holding company level, our use of the Lanvin brand name.

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

Our business is highly dependent on global consumer demand, particularly in the luxury and discretionary segments. As a result, our performance is sensitive to macroeconomic conditions, including economic growth, consumer confidence, inflation, interest rates and currency fluctuations across our key markets, including EMEA, North America, Greater China and other parts of Asia. Geopolitical tensions, armed conflicts and political instability in various regions may adversely affect global economic conditions, disrupt international travel and reduce consumer spending, particularly in the luxury sector. In addition, changes in trade policies, tariffs and other protectionist measures among major economies may increase costs, disrupt supply chains and adversely affect demand for our products. Ongoing conflicts namely in the Middle East and Ukraine and trade tensions may continue to create uncertainty in the global economic environment. Any of the foregoing factors could adversely affect our business, financial condition, results of operations and prospects.

We face risks related to health epidemics, pandemics and similar public health events, which could have a material adverse impact on our business, financial condition and results of operations.

Past outbreaks, including the COVID-19 pandemic, have adversely affected global economic conditions, consumer confidence, and discretionary spending. Similar events in the future could result in reduced consumer demand, particularly in the luxury sector, and disrupt our operations. Such events may lead to store closures, reduced store traffic, limitations on travel and tourism, and disruptions to our supply chain, including our manufacturers, logistics providers and wholesale partners. In addition, significant volatility in demand may result in inventory imbalances, including excess inventory or product shortages, which could adversely affect our margins and brand positioning. Any of these factors could materially and adversely affect our business, financial condition, results of operations and prospects.

The long-term growth of our business depends on the successful execution of our strategic initiatives and we may not be able to continue to develop and grow our businesses.

Our strategy includes strengthening our existing brands, expanding our product offerings and distribution channels, enhancing our digital capabilities and pursuing selective strategic investments. The successful execution of these initiatives is subject to various risks and uncertainties, and we cannot assure that we will achieve the expected benefits.

Our business is also highly dependent on the strength and relevance of our brands. Our ability to maintain and enhance our brand image depends on our ability to anticipate and respond to changing consumer preferences and fashion trends. If we fail to do so, our brand perception and consumer demand may decline. In addition, our growth initiatives, including expansion into new markets, channels or product categories, may not generate the expected returns and may require significant investment. If we are unable to successfully execute our strategy or sustain the growth of our brands, our business, financial condition, results of operations and prospects could be materially adversely affected.

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

Our business is dependent on consumer traffic and spending, which may be adversely affected by various external factors.

Reduced consumer traffic and purchasing, whether in our retail stores, online channels or through our wholesale partners, could materially adversely affect our financial condition, results of operations and cash flows. Consumer demand may be impacted by a range of factors, including economic conditions, inflation, fuel prices, geopolitical events, adverse weather conditions, natural disasters, public health events and political or civil unrest.

Such factors may reduce store traffic, limit travel and tourism, and negatively affect consumer confidence and discretionary spending, particularly in the luxury sector. In addition, changes in consumer shopping behavior, including a shift toward digital channels, increased competition from online retailers and the performance of retail locations, may adversely affect our sales and profitability. If we are unable to effectively respond to these factors or adapt to changing consumer behavior, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our inability to effectively execute our e-commerce strategy could materially adversely affect our business, results of operations and brand reputation.

E-commerce is a key and growing component of our direct-to-consumer and wholesale channels. Our success in this area depends on our ability, as well as that of our third-party partners, to provide reliable, secure and engaging digital platforms that attract and retain consumers. If we fail to effectively compete in online channels or adapt to changing consumer preferences, we may lose market share and revenue.

Our e-commerce operations are subject to various risks, including technology failures, cybersecurity incidents, system disruptions, non compliance with privacy laws, and the need for ongoing investment in digital capabilities. In addition, our online business depends on efficient fulfillment and logistics operations. Any disruption in our distribution network or third-party logistics providers may result in delays, increased costs, customer dissatisfaction and lost sales.

If we are unable to successfully manage these risks or scale our e-commerce operations effectively, our brand image, customer relationships and financial performance could be adversely affected.

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

To meet anticipated demand for our products, we must forecast inventory needs and arrange manufacturing activities based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, changing consumer preferences, changing product trends, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, store closures, and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.

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

We depend on third-party suppliers for the production of our products and sourcing of raw materials, and disruptions in our supply chain could adversely affect our business.

While we do not rely on any single supplier, our operations depend on a network of suppliers, manufacturers and logistics providers across multiple jurisdictions. Any disruption in this network could impair our ability to produce or deliver products in a timely and cost-effective manner. Our supply chain is subject to various risks, including geopolitical instability, labor disruptions, natural disasters, public health events, capacity constraints and increases in the cost or reduced availability of raw materials, particularly key commodities such as cotton, wool and cashmere.

In addition, our operations may be affected by changes in trade policies, tariffs, import restrictions and other regulatory requirements, as well as heightened scrutiny relating to environmental, social and governance matters, including human rights, labor practices and animal welfare. Any of these factors may result in production delays, increased costs, reduced margins or an inability to meet customer demand, which could materially and adversely affect our business, financial condition and results of operations.

We face intense competition in the personal luxury goods industry.

The luxury fashion industry is highly competitive, with numerous global and regional brands, some of which have significantly greater financial, marketing and operational resources than we do. We compete across product design, brand image, pricing, marketing effectiveness and distribution channels. Our success depends on our ability to maintain strong brand recognition and relevance, anticipate and respond to changing consumer preferences, and deliver distinctive, high-quality products. If we fail to do so, our competitive position and demand for our products may decline.

In addition, we may compete directly with certain of our wholesale customers, who offer their own private label products and control key distribution channels. Increased competition, including from digitally native brands and evolving retail formats, may result in pricing pressure, reduced margins and loss of market share.

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

We are subject to certain risks related to our direct-to-consumer (“DTC”) operations, particularly our directly operated stores.

Our DTC channel, including our directly operated stores (“DOSs”) and e-commerce platforms, is an important component of our business. Our retail operations involve significant fixed costs, including rent, personnel and other operating expenses. As a result, any decline in sales or store productivity may have a disproportionate adverse effect on our profitability.

We operate our stores in leased premises, often in highly competitive and premium retail locations. We may face challenges in renewing leases on favorable terms or may be required to incur higher rental costs. In addition, our ability to select and maintain attractive store locations is critical to our performance, and poor location decisions may negatively impact sales and returns.

Our retail operations also play a key role in maintaining our brand image and customer experience. Any failure to deliver a consistent and high-quality in-store experience, including due to employee conduct or operational issues, may harm our brand reputation.

A data security or privacy breach could damage our reputation and our relationships with our customers or employees, expose us to litigation risk, and adversely affect our business.

We rely extensively on information technology systems and networks, including for our direct-to-consumer operations and e-commerce platforms, and we collect and process personal and sensitive data relating to our customers and employees. We also depend on third-party service providers for certain aspects of our IT infrastructure, digital operations and marketing activities. We and our third-party providers are exposed to cyber-attacks, data breaches and other security incidents, which are increasing in frequency and sophistication. Despite the security measures we have implemented, our systems and those of our partners may be vulnerable to unauthorized access, data loss, system disruptions or other compromises.

Any actual or perceived breach of our systems, or failure to protect personal data, could result in business disruption, loss of customer trust, damage to our brand and reputation, and reduced demand for our products. In addition, such incidents could expose us to regulatory investigations, litigation, fines and other liabilities. The regulatory environment relating to data protection and privacy is increasingly complex and evolving. Compliance with applicable laws and regulations may require significant investment, and any failure to comply could result in penalties and reputational harm.

As a luxury group with a global presence, we may be a particularly attractive target for cyber-attacks. If we are unable to effectively manage these risks, our business, financial condition and results of operations could be materially adversely affected.

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

Certain wholesale customers have experienced, and may in the future experience, financial distress, including bankruptcy, restructuring or other insolvency proceedings.

We generate a portion of our revenues through wholesale channels, including sales to department stores, specialty retailers and other distribution partners. The financial condition of these wholesale customers may be affected by macroeconomic conditions, changes in consumer demand and structural shifts in the retail industry. The recent Chapter 11 filing of Saks Global, a major U.S. luxury department store group, highlights the potential risks associated with this channel.

As a result of such developments, we may experience reduced or cancelled orders, delayed payments or non-payment of outstanding receivables, and we may be required to recognize impairment charges on such receivables. In addition, financial instability of wholesale customers may result in decreased demand for our products, increased returns, or excess inventory. We may also be required to modify our commercial terms with certain wholesale customers, including extending payment terms or providing other concessions, which could further impact our liquidity and cash flows.

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

We may not be able to identify or successfully complete suitable acquisition opportunities on favorable terms, or at all. In addition, due to inherent limitations in due diligence, we may not identify all risks or liabilities associated with acquired businesses.

The integration of acquired businesses may be complex, time-consuming and costly, and may divert management attention and resources. We may encounter difficulties in integrating operations, systems and personnel, and in realizing anticipated synergies, cost savings or growth opportunities. Acquisitions may also expose us to additional operational, regulatory and geopolitical risks in new markets or jurisdictions.

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

We operate in many countries worldwide and are exposed to various international business, regulatory, social and political risks.

Our global operations subject us to a range of risks, including differing consumer preferences, competition with local and international brands, changes in economic conditions, geopolitical developments, and evolving regulatory and tax regimes. We may also be affected by trade restrictions, tariffs, import regulations, political instability, civil unrest and disruptions in international markets. In addition, unauthorized parallel imports (or “gray market” activity) may affect our distribution strategies and brand positioning. Operating in multiple jurisdictions increases the complexity of our business and may result in higher compliance costs and operational challenges. If we are unable to effectively manage these risks, our business, financial condition and results of operations could be materially adversely affected.

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

Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy as compared to other legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights.

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

The Opinions on Strictly Cracking Down on Illegal Securities Activities According to Law (the “Opinions”) jointly issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council, which were made available to the public on July 6, 2021, call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures to deal with the risks and incidents faced by China-based overseas-listed companies. The Opinions also provide that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities. On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. Pursuant to the Trial Measures:

●	PRC domestic companies that seek to offer or list equity or equity linked securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines;
●	if an overseas company satisfies both of the following conditions, its overseas offering and listing will be deemed an indirect offering by a PRC domestic company: (i) more than 50% of such overseas company’s consolidated revenues, total profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form;” and
●	where a PRC domestic company seeks to indirectly offer and list securities in an overseas market, such company is required to designate a major domestic operating entity responsible for all filing procedures with the CSRC; where a company makes an application for initial public offerings or listings in an overseas market, such company is required to submit filings with the CSRC within three business days after such application is submitted, and where an issuer conducts follow-on offerings in the same overseas market where it has previously offered and listed securities, the issuer shall submit filings with the CSRC within three business days after the follow-on offering is completed.

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

In February 2023, the CSRC and other PRC governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Revised Confidentiality Provisions”), which became effective as of March 31, 2023. According to the Revised Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, the PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, the PRC domestic companies shall comply with procedures stipulated by national regulations. The PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. The interpretation and implementation of the Revised Confidentiality Provisions may continue to evolve.

Our PRC subsidiaries accounted for less than 50% of our consolidated revenues, total profit, total assets and net assets in 2023, 2024 and 2025. However, the interpretation, application and enforcement of the Trial Measures are still evolving and it remains uncertain whether the requirements under the Trial Measures are applicable to a securities offering by us.

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

On December 28, 2021, the Cyberspace Administration of China, together with certain other government authorities, promulgated the Revised Cybersecurity Review Measures that took effect from February 15, 2022, pursuant to which (i) online platform operator holding over one million users’ information must apply for a cybersecurity review before listing abroad, and (ii) operators of “critical information infrastructure” that intend to purchase internet products and services or online platform operators that carry out data processing activities, that will or may affect national security, shall apply for a cybersecurity review. Furthermore, the competent government authorities may also initiate a cybersecurity review against the relevant operators where the authorities believe that the network product or service or data processing activities affect or may affect national security. However, the scope of potential operators of “critical information infrastructure” remains unclear. In addition, the scope of network product or service or data processing activities that will or may affect national security is also unclear and subject to regulatory interpretation. As of the date of this annual report (i) we had not been informed by any PRC governmental authority of any requirement that we were required to apply for a cybersecurity review; (ii) we did not hold or process personal information of over one million users; and (iii) we had not received any investigation, notice, warning, or sanctions from applicable government authorities in relation to national security. Nonetheless, the interpretation and implementation of the Revised Cybersecurity Review Measures is subject to uncertainties, and the relevant laws and regulations may also change in the future. As a result of such regulatory development, government authorities in China could conduct a cybersecurity review over our PRC subsidiaries, which may have a material adverse effect on our business, results of operations and financial condition.

Changes in PRC tax laws, regulations and policies may materially and adversely affect our results of operations and financial condition, as well as your investment in our securities.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties etc. of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in the PRC. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, rather than those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management personnel responsible for the execution of the daily management and operation of production and business of our offshore enterprises and the relevant senior personnel departments performing such duties are mainly located within China; (ii) the decisions of our offshore enterprises over finance (e.g. borrowing, lending, financing, financial risk controls, etc.) and personnel (e.g. appointment, dismissal and remuneration, etc.) matters are made by organization(s) or individual(s) located in China or subject to approval of organization(s) or individual(s) located in China; (iii) the main properties, accounting ledger, corporate seal, minutes of the board meetings and shareholders’ meetings, etc. of our offshore enterprises are situated or kept in China, and (iv) 50% (inclusive) or above of directors with voting rights or senior management personnel of our offshore enterprises ordinarily reside in China.

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

Adverse developments affecting the financial services industry, including liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our business operations, results of operations and financial condition.

Adverse developments affecting financial institutions or the broader financial services industry, including liquidity constraints, defaults or other financial distress, could adversely affect our business operations, results of operations and financial condition. While we currently do not have material direct exposure to any specific financial institution, we may be indirectly affected by financial distress impacting our vendors, suppliers or other transactional counterparties. Such developments could disrupt their operations or ability to perform their obligations to us, which in turn could lead to delays in the delivery of goods or services, or other operational disruptions. In addition, financial instability in the banking sector may lead to broader market volatility and reduced access to liquidity or credit, which could adversely affect our business, results of operations and financial condition.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and to a significant extent, rely on dividends and other distributions on equity paid by our principal operating subsidiaries for the funds necessary to fund inter-company loans, service any debt we may incur, pay our expenses, including our expenses as a publicly traded company, and to pay any dividends and other cash distributions to our shareholders. The earnings from, or other available assets of, our principal operating subsidiaries may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations. Losses incurred by our principal operating subsidiaries may further limit their ability to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

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

We expect to incur negative operating cash flows over the next few years and accordingly may require additional funding in the future to support our operations and growth strategies. There can be no assurance that we will be able to raise sufficient capital from the capital markets or through borrowings, shareholder loans or other fundings sources on acceptable terms or at all. If we are unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, we may be required to significantly curtail, delay or discontinue one or more of our product development programs, investments, acquisitions or other growth initiatives or to otherwise reduce or discontinue our operations. In general, we may be unable to retain our suppliers to source our materials and manufacture our products, expand our operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation necessary to commercialize our product candidates as desired, which could materially affect our business, financial condition and results of operations. If we are ultimately unable to continue as a going concern, we may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that our securityholders will lose all or a part of their investment. In particular, various investments in the pipeline, including our incubator project dedicated to minority investments in fast-growing companies with strengths in creativity, digitalization, as well as sustainable and intelligent supply chains may be put on hold.

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

The market price of our securities has been, and may continue to be, highly volatile and may fluctuate significantly in response to a variety of factors, many of which are beyond our control. These factors include our financial performance, changes in market expectations, developments affecting the luxury goods industry, the performance of comparable companies, actions by competitors, and broader economic, political and market conditions.

In addition, stock markets in general, and the securities of retail and luxury companies in particular, have experienced significant price and volume fluctuations that are not always correlated with operating performance. As a result, our securities may trade at prices significantly below the price paid by investors, and such declines may be sustained. Volatility in the trading price of our securities may also adversely affect our ability to raise capital or pursue strategic transactions. Any of these factors could result in substantial losses to holders of our securities.

Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

Certain of our existing securityholders, including Fosun International and its affiliates, the PIPE Investors (as defined below), the Sponsor, Aspex Master Fund, or Aspex, and certain former shareholders of FFG, can resell, under our effective registration statements, a substantial percentage of our issued and outstanding Ordinary Shares and Warrants. The sale of such securities in the public market by our existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and Warrants and could depress the market price of our Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and Warrants. See also “ —Future resales of our Ordinary Shares issued to Fosun International and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.”

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

Future resales of our Ordinary Shares issued to Fosun International and its affiliates may cause the market price of our securities to drop significantly, even if our business is doing well.

In connection with the Business Combination, Fosun International and its affiliates received, among other things, a significant amount of Ordinary Shares. Fosun International and its affiliates have certain registration rights with respect to their Ordinary Shares. The previously lock-up arrangement with Fosun International and its affiliates has expired. We have filed a registration statement registering for resale of certain of our securities, including Ordinary Shares held by Fosun International and its affiliates, which has become effective.

In addition, Fosun International may cause its affiliates to sell Ordinary Shares pursuant to Rule 144 under the Securities Act (“Rule 144”), if available. In such event, the resales must meet the criteria and conform to the requirements of that rule.

Pursuant to our effective resale registration statement or upon satisfaction of the requirements of Rule 144, or another applicable exemption from registration, Fosun International and its affiliates may sell large amounts of Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our Ordinary Shares price or putting significant downward pressure on the price of our securities.

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

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Our independent auditor, Grant Thornton Zhitong Certified Public Accountants LLP, is an independent registered accounting firm based in mainland China, a jurisdiction where the PCAOB historically had been unable to conduct full inspections. In December 2022, the PCAOB announced that it had secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary.

The PCAOB continues to conduct inspections in these jurisdictions on an ongoing basis. However, if the PCAOB determines in the future that it is unable to inspect or investigate completely accounting firms in these jurisdictions, including our independent auditor, we may be identified as a “covered issuer” under the HFCA Act, and our securities could be subject to trading prohibitions if such inability persists for the applicable period. Any such development could have a material adverse effect on our ability to maintain the listing of our securities on the NYSE.

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

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal or punitive in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the applicable listing standards of the NYSE. Compliance with these requirements increases our legal, accounting and financial costs, and places significant demands on our management, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In particular, Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

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

Our management has identified certain material weaknesses in our internal control over financial reporting as of December 31, 2025, and concluded that our internal control over financial reporting was not effective. For a discussion of these material weaknesses and our remediation efforts, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” If we fail to remediate these material weaknesses, or if we identify additional material weaknesses in the future, we may be unable to produce timely and accurate financial statements or comply with applicable reporting requirements. This could result in a loss of investor confidence, a decline in the trading price of our securities and potential impact on our ability to maintain our listing.

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

We are a “controlled company” within the meaning of the NYSE listing rules as Fosun Group owns more than 50% of our voting power as of the date of this annual report. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “—As a ‘foreign private issuer’ under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Fosun Group, being our controlling shareholder, has substantial influence over us and its interests may not be aligned with the interests of our other shareholders, and a loss of control by Fosun Group may materially and adversely impact us and our Securities.

Fosun Group holds a significant percentage of our voting equity and is able to exert substantial influence over key corporate matters, including decisions regarding mergers and acquisitions, consolidations, the sale of assets, election of directors, declaration of dividends and other significant corporate actions. As a result, Fosun Group may take actions that are not in the best interests of our other shareholders.

In addition, pursuant to the Lanvin SHA, if Fosun Group loses its control over us (i.e., the possession, directly or indirectly, of the ability to direct or cause the direction of our policies and management), we may be obligated to cause the equity interest we hold indirectly in Arpège SAS to be transferred back to Fosun International or its controlled affiliates. FFG Lucky SAS, a wholly-owned subsidiary of LGHL, acquired certain equity securities in Arpège SAS in a series of permitted transfers by virtue of being an affiliate of Fosun Industrial Holdings Limited, the original shareholder of such equity securities. In the Minority Shareholder Letter of September 2022, the Alleging Shareholder stated that, if FFG Lucky SAS ceases to be an affiliate of Fosun Industrial Holdings Limited and/or Fosun Group, FFG Lucky SAS may be obligated to transfer the relevant equity securities in Arpège SAS back to Fosun Industrial Holdings Limited and/or Fosun Group. Fosun Group losing control over us will likely result in FFG Lucky SAS ceasing to be an affiliate of Fosun Industrial Holdings Limited and/or Fosun Group, and may result in FFG Lucky SAS being obligated to transfer the relevant equity securities in Arpège SAS back to Fosun Industrial Holdings Limited and/or Fosun Group.

We believe that the possibility of Fosun Group losing control over us in the foreseeable future is remote because: (1) Fosun International and its affiliates holds in the aggregate hold approximately 71.92% of our voting power as of April 21, 2026; (2) Fosun Group has confirmed to us that there is no current commercial intention for Fosun Group to lose control of us in the foreseeable future; and (3) Fosun Group has delivered an undertaking to us in which it has undertaken not to take, or permit to be taken, any action that could result in FFG Lucky SAS ceasing to be an affiliate of Fosun Group or Fosun Industrial Holdings Limited, or any other action that could result in FFG Lucky SAS being obligated under the Lanvin SHA to transfer the relevant equity securities in Arpège SAS to any person who is not us or our subsidiaries. Further, even if Fosun Group were to cease control of us and, in turn, FFG Lucky SAS, we believe there are valid defenses to the request by the minority shareholders of Arpège SAS that FFG Lucky SAS should transfer the relevant equity securities of Arpège SAS back to Fosun Group. Nevertheless, we cannot assure you that Arpège SAS will remain as our subsidiary at all times. If the relevant equity securities in Arpège SAS were to be transferred to Fosun International or its controlled affiliates other than the Lanvin Group, Lanvin Group will lose a substantial part of its revenue and operations, and we would likely lose all rights to use of the Lanvin name and Lanvin brand. The occurrence of any of the foregoing could result in substantial decline in the trading price of our securities.

We have granted in the past, and we will also grant in the future, share incentives and economic beneficiary rights scheme, which may result in increased share-based compensation expenses.

We have granted, and may continue to grant in the future, share-based incentives and economic beneficiary rights, which may result in increased share-based compensation expenses. We have a share-based incentive arrangement under which awards were originally granted in the form of restricted share units and subsequently converted into share economic beneficial interest rights. These awards are administered under our current equity incentive scheme. At an appropriate time, we may consider a revised and more comprehensive incentive plan to further align the interests of directors, brand management teams and key employees. We incurred share-based compensation expenses of €0.2 million, €0.6 million and €2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. We believe share-based compensation is important to attract and retain key personnel, but future grants may increase such expenses.

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

The Committee on Foreign Investment in the United States (“CFIUS”) has broad authority to review direct or indirect foreign investments in U.S. businesses to determine the effect of such transactions on U.S. national security. CFIUS may initiate reviews of transactions that were not previously notified and may impose mitigation measures, block transactions or require divestitures. As a company with foreign ownership, certain acquisitions, investments or other transactions involving U.S. businesses by us, or investments in us by foreign investors, may be subject to CFIUS review. If CFIUS were to determine that any of our past, current or future investments raise national security concerns, we could be required to modify or divest such investments or otherwise comply with mitigation measures, which could adversely affect our business and financial condition. In addition, the possibility of CFIUS review may limit our ability to pursue certain strategic transactions, including acquisitions or investments in U.S. businesses, and may reduce the attractiveness of our securities to certain investors.

ITEM 4.INFORMATION ON THE COMPANY

A.	History and Development of the Company

Lanvin Group Holdings Limited (together with our subsidiaries, currently trading as the “Lanvin Group” (formerly as “Fosun Fashion Group”) after the rebranding in October 2021 as discussed below), an exempted company incorporated with limited liability under the laws of the Cayman Islands, is an affiliate of Fosun International.

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

In 2018, we were founded with the vision of building a leading global luxury group with unparalleled access to Asia. From 2018 to 2021, we successively acquired majority stakes in St. John, Caruso, Lanvin, Wolford and Sergio Rossi. While we were founded in 2018, each of our portfolio brands acquired has a long-standing history with a combined heritage over 350 years, excluding Caruso which was disposed of in February 2026. Since incorporation, we have helped our brands to reinforce their organizational infrastructure with the aim to build a global luxury platform. Our near to mid-term growth strategy is centered around diversification through (i) differentiated product categories that allow brands to further expand their customer demographics and (ii) omni-channel distribution with a focus on developing brands’ direct-to-consumer channels including e-commerce. From time to time, our growth strategy will also include acquisitions, while the core focus of the growth strategy will continue to be organic.

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

In October 2021, we announced our rebranding from Fosun Fashion Group to Lanvin Group. The rebranding to Lanvin Group exemplifies our clear vision to build a global portfolio of iconic luxury fashion brands as we embark on a new phase of growth. Behind the decision to rebrand as Lanvin Group lies a strong belief that the spirit and ethos of Jeanne Lanvin when she started her business— entrepreneurship, creativity, openness and flair for life—which have helped build Lanvin over the past 136 years, remain as strong as ever and will be core to our continued success as we enter the next phase of our global development. The rebranding to Lanvin Group did not entail a change in Fosun Fashion Group’s legal name, which remains Fosun Fashion Group (Cayman) Limited.

In February 2026, we announced the strategic disposal of Caruso to MondeVita Italy S.r.l., a subsidiary of Mondevo Group. This carve-out reflects our commitment to focus on the sustainable development of our core brands.

Since our incorporation in 2018, we have operated under a two-tier management structure involving both global and local levels, as well as strong localized operational teams.

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

Milestone Events

Below are our milestone events:

April 2013	•	First investment in a minority stake of St. John Knits International Inc. by Fosun Group

September 2013	•	First investment in a minority stake of Raffaele Caruso S.p.A. by Fosun Group

February 2018	•	Incorporation of Fosun Fashion Group (Cayman) Limited

April 2018	•	Acquisition of a majority stake in Jeanne Lanvin SA by Fosun Group

May 2018	•	Acquisition of a majority stake in Wolford AG by Fosun Group

May 2019	•	Transfer of the majority stake in Wolford AG to Fosun Fashion Group

September 2019	•	Transfer of the majority stakes in Jeanne Lanvin SA, St. John Knits International Inc. and Raffaele Caruso S.p.A. to Fosun Fashion Group

July 2021	•	Acquisition of a majority stake in Sergio Rossi S.p.A. by Fosun Fashion Group

September 2021	•	Closing of four successive capital rounds

October 2021	•	Official rebranding from Fosun Fashion Group to Lanvin Group

December 2022	•	Completed the Business Combination and Listed on the NYSE

February 2026	•	Disposal of Caruso to MondeVita Italy S.r.l

Principal Offices

Our principal executive office is at 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District, Shanghai, 200001, China and our telephone number is +86 (021) 6315 2156. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive office set forth above.

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

Overview of the Business

We are a global luxury fashion group with four portfolio brands, namely Lanvin, Wolford, Sergio Rossi and St. John.

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

We are looking to focus and capitalize on our four portfolio brands in our current growth strategy.

Our goal is to build a leading global luxury group with access to Asia, and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. In 2023, 2024 and 2025, we recorded revenues of €386,976 thousand, €291,864 thousand and €240,498 thousand, respectively, loss for the year of €146,253 thousand, €189,295 thousand and €263,345 thousand, respectively and adjusted EBITDA (non-IFRS measure) of €(65,293) thousand, €(93,547) thousand, and €(90,114) thousand, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

Our products are sold through an extensive network of around 635 points of sale (“POSs”), including approximately 174 directly operated retail stores (across our four portfolio brands) as of December 31, 2025. We distribute our products worldwide via our retail and outlet stores, our wholesale customers and e-commerce platforms. Taking into account our DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in more than 80 countries.

The following table sets forth a breakdown of our revenues by geographic areas for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023*	2024*	2025	2024 vs 2023%		2025 vs 2024%
EMEA(1)	169,175	114,667	90,529	(54,508)	(32.2)%	(24,138)	(21.1)%
North America(2)	142,765	123,786	116,048	(18,979)	(13.3)%	(7,738)	(6.3)%
Greater China(3)	53,153	33,882	19,487	(19,271)	(36.3)%	(14,395)	(42.5)%
Other Asia(4)	21,883	19,529	14,434	(2,354)	(10.8)%	(5,095)	(26.1)%
Total Revenues	386,976	291,864	240,498	(95,112)	(24.6)%	(51,366)	(17.6)%
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023*	2024*	2025	2024 vs 2023%		2025 vs 2024%
DTC	246,973	200,752	164,049	(46,221)	(18.7)%	(36,703)	(18.3)%
Wholesale	122,354	78,898	66,670	(43,456)	(35.5)%	(12,228)	(15.5)%
Other (1)	17,649	12,214	9,779	(5,435)	(30.8)%	(2,435)	(19.9)%
Total Revenues	386,976	291,864	240,498	(95,112)	(24.6)%	(51,366)	(17.6)%
(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by brand for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2023*	2024*	2025	2024 vs 2023%		2025 vs 2024%
Lanvin	111,740	82,720	57,627	(29,020)	(26.0)%	(25,093)	(30.3)%
Wolford	126,280	87,891	75,586	(38,389)	(30.4)%	(12,305)	(14.0)%
St. John	90,398	79,267	78,238	(11,131)	(12.3)%	(1,029)	(1.3)%
Sergio Rossi	59,518	41,910	29,535	(17,608)	(29.6)%	(12,375)	(29.5)%
Other and holding companies(1)	10,545	10,615	8,198	70	0.7%	(2,417)	(22.8)%
Eliminations and unallocated	(11,505)	(10,539)	(8,686)	966	(8.4)%	1,853	(17.6)%
Total	386,976	291,864	240,498	(95,112)	(24.6)%	(51,366)	(17.6)%
(1)	Revenues from other and holding companies mainly refer to the intra–group sales, which have been eliminated for the consolidated results. It mainly includes the brand management fees charged from portfolio brands to Lanvin Group holding company.

Brands, Collections and Products

We are a holding company operating mainly four portfolio brands, namely Lanvin, Wolford, Sergio Rossi and St. John, offering products including apparel, leather goods, footwear, and accessories.

Lanvin

Founded in 1889 by Jeanne Lanvin, Lanvin is an iconic French luxury brand and one of the world’s oldest and longest running luxury French couture houses currently in operation. As of today, Lanvin is a reference for the Parisian industry of luxury for women’s ready-to-wear, men’s ready-to-wear, leather goods, footwear (including sneakers), costume jewelry, eyewear, and childrenswear. Lanvin continues to evolve to respond to changing consumer preferences.

In parallel, Lanvin has strengthened its creative organization, with the appointment of Peter Copping as Artistic Director in September 2024, overseeing all key product categories, including ready-to-wear and accessories, to ensure greater coherence and brand elevation.

For the years ended December 31, 2023, 2024 and 2025, Lanvin generated revenues of €111,740 thousand, €82,720 thousand, and €57,627 thousand, respectively, representing 28.9%, 28.3%, and 24.0% of revenues.

Ready to wear. Lanvin is a historic couture house, where ready-to-wear is a key category in terms of image and revenue. Widely recognized for formal occasion and red carpet creations, Lanvin has recently developed a casual and chic line to accompany the diverse needs of today’s luxury client, with daily wear and more formal evening wear. As such, the brand today offers a well-rounded wardrobe for men and women.

Footwear (including sneakers). The footwear selection includes formal and casual styles made by hand in Europe. Built to address diverse moments ranging from the professional and formal to the casual and off-duty, the objective is for the Lanvin leather shoe category to become a reference in the marketplace.

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

Wolford

Established in Austria in 1950, Wolford is the leading global brand, in luxury skinwear, listed on the Vienna Stock Exchange. Driven by passion and a spirit of innovation, the company produces exceptional fabrics and high quality legwear, lingerie and bodywear designed to fit and feel like a second skin. Wolford is famous for its exquisite fabrics and top-notch innovations, meeting the highest environmental and sustainability standards in the textile industry.

Wolford’s business model covers the entire value chain - from sourcing of materials through suppliers, design and product development to global omnichannel distribution including proprietary boutiques. That makes Wolford highly autonomous and enables it to react quickly to the latest fashion trends. Wolford is supported by external partners and selected suppliers in legwear, ready-to-wear and lingerie sectors. Tasks relating to product development are centralized at Wolford’s headquarters in Bregenz, Austria while tasks of merchandising, commercial and marketing are in Milan, Italy.

For the years ended December 31, 2023, 2024 and 2025, Wolford generated revenues of €126,280 thousand, €87,891 thousand, and €75,586 thousand, respectively, representing 32.6%, 30.1%, and 31.4% of our revenues.

Wolford offers luxury legwear and ready-to-wear, lingerie, and beachwear, with a successful diversification into leisurewear and athleisure (as part of the ready-to-wear offerings).:

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

Sergio Rossi

Founded in 1951, Sergio Rossi is an Italian brand that focuses on the design, production, distribution, and sale of leather footwear and accessories, all crafted in Italy. Since its creation, Sergio Rossi has become a benchmark in the luxury shoemaking sector and is known worldwide for its artisanship and for creating iconic models. Over the past 70 years, the company has fostered its distinctiveness by enhancing the quality of its material, the craftsmanship and elegance of its products, and its luxury allure, which remain the foundations of Sergio Rossi’s unique style. While the showroom and managerial offices are based in Milan, Italy, the heart of Sergio Rossi’s production activity is the San Mauro Pascoli factory, where skillful artisans and technicians have been hand-crafting Sergio Rossi shoes for the past six decades. In January 2026, we completed a strategic transaction involving the San Mauro Pascoli factory, which was structured whereby Sergio Rossi established a new subsidiary (“Newco”) and transferred the factory’s assets (including land, buildings, and machinery) and necessary workforce into it. Subsequently, we sold a 70% equity stake in this Newco to the Massimo Bonini Group (“Bonini”), a global leader in the distribution and wholesale of luxury fashion footwear. We, through Sergio Rossi, retain the remaining 30% minority stake in the entity. A key objective of the transaction is to transition Sergio Rossi to an asset-light business model with improved flexibility in business development as substantial fixed costs shifted to variable costs.

For the years ended December 31, 2023, 2024 and 2025, Sergio Rossi generated revenues of €59,518 thousand, €41,910 thousand, and €29,535 thousand, respectively, representing 15.4%, 14.4%, and 12.3% of our revenues.

Sergio Rossi offers handcrafted footwear for both women and men:

Footwear for women. Traditionally, Sergio Rossi mainly focused on products with seasonless designs, which helped the brand become a symbol of the Italian maestria recognized worldwide. In recent seasons, the collection has evolved to reflect a more dynamic, modern lifestyle, with new product lines defined by versatility in both style and function. Today, the women’s footwear offering includes pumps, heeled and flat sandals, ankle boots, boots, ballerinas, sneakers, slingbacks, and wedges.

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

For the years ended December 31, 2023, 2024 and 2025, St. John generated revenues of €90,398 thousand, €79,267 thousand, and €78,238 thousand, respectively, representing 23.4%, 27.2%, and 32.5% of our revenues.

St. John’s products are categorized into Collection, Evening, Classics, and Accessories. St. John currently has four collections each year, Spring, Pre-Fall, Fall, and Resort, as well as occasional capsule collections.

Operations

Our primary operations are divided among the locations where our portfolio brands are based, including France, Austria, Italy, the United States and Slovenia (where Wolford’s second manufacturing facility is located).

Our primary activities consist of creating, manufacturing and marketing of our pre-collections and main collections, organized into two seasons (Fall/Winter and Spring/Summer) for Lanvin, Wolford, Sergio Rossi and the four seasonal collections (namely, Spring, Pre-fall, Fall and Resort) for St. John. Generally, each collection within our portfolio brands takes approximately six months from design to delivery of the finished products to our customers.

Our primary activities can be subdivided into the following major stages, overseen by different functions in our organization: (i) design, product development and merchandising; (ii) sales campaign; (iii) procurement; (iv) manufacturing; (v) logistics and inventory management; and (vi) marketing and advertising, as further described below.

Design, Product Development and Merchandising

Each portfolio brand has its own dedicated in-house creative, product development and merchandising teams, complemented by additional design capabilities from shared creative platforms managed by us, which bring together emerging creative talents and resources from different markets and facilitate collaborations or freelance design projects with the brands. The new collections are therefore created by the designers and merchandisers jointly considering market analysis and seasonal fashion trends while reflecting the brands’ true genuine creative visions.

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

At Lanvin, the development of a collection is carried out through a collaboration between the in-house creative studio and ateliers. In the heart of Paris, Lanvin’s ateliers passionately commit themselves each season to the service of a high-end ready-to-wear line. Once the styles of the new collection are drawn and selected, the sketches are presented by the Artistic Director to the sample makers tasked with bringing them to life, from toiling (the construction of a sketch in a plain fabric that will then be scrutinized and fine-tuned during the fittings), fitting, pattern making, fabric selection, cutting and the final assembling, until a collection is strut down the runway under the spotlight. For leather goods and footwear, a dedicated product development team works hand-in-hand with the creative and merchandise teams from sketch to the first prototype with selected craftsmen and luxury manufacturers in Europe.

At Wolford, when developing a new collection, product management, the design team, and product development all work hand-in-hand. Product management analyzes trends, colors and shapes and identifies the products that will be in demand in the market—these findings then form the basis for the work performed by the design team. The close cooperation between design and product development in-turn results in a stream of new products, often based on new production methods, such as 3D printing or the adhesive technology developed by Wolford and now patented, “Pure Tights,” the world’s first glued tights. Product and merchandise management also handles demand planning for the retail areas of proprietary boutiques, for online business and for wholesale customers. This department determines which articles have to be produced in which sizes and colors and for which retail areas. It also controls the flow of goods from the warehouse to retail areas.

At Sergio Rossi, each new collection is created by the in-house design team, working in strong coordination with the merchandising, retail and wholesale teams, allowing for a continuous cross-pollination of ideas and proposals, also considering the market needs and desires. The new collections are therefore created by the designers and stylists considering market analysis and seasonal fashion trends. The brand and merchandising teams of Sergio Rossi are supported by a unique expert team of product developers, who also work in close cooperation with the modelers of the supply chain team. The modelers transform the designers’ sketches first into paper or 3D models, and then into prototypes to assess the look, feel and functionality of the product, and allow the design and merchandising team to fine-tune the prototypes and the internal supply chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced based on such prototypes. After the spin-off of Sergio Rossi production operations, the modeling and prototyping activities will be still carried out by the factory, while the design, technical information (i.e. sketches, lasts, components, heels etc.) and know-how will be kept under Sergio Rossi’s strict control. The merchandising and supply chain team oversee and ensure that the products are manufactured on time and consistent with the delivery plans for our collections. From the launch of “The Living Heritage Project” in January 2017, Sergio Rossi has established a comprehensive physical and digital archive of its brand heritage, including thousands of restored vintage models and over 18,000 digitized documents such as drawings, lookbooks and editorial materials. This archive supports the preservation of the brand’s identity and informs future design development.

At St. John, each new collection is created by the design team, reflecting the creative genius of the designers, market analysis, and seasonal trends. The designers also take directions from the merchandising team, who provide guidelines on the makeup of the collections, with target numbers of styles and recommended pricing. The design team also works closely with design purchasing and knit design teams to acquire the best yarns and create incredible, exclusive fabrics. The product development team converts designers’ sketches into patterns and then prototypes (either internally or through outsourced production facilities) to assess the look, feel, and quality of the items, allowing the merchandising team to fine-tune the prototypes and the supply chain technicians to anticipate any issues that may arise during the manufacturing process. Once the prototypes are approved, a sample collection is produced for internal review.

Sales Campaign

The sample collections, once ready, are presented to wholesale customers and retail buyers at each brand’s showrooms. Lanvin has a showroom in Paris. Wolford has showrooms in Milan, New York and Shanghai. Sergio Rossi has a showroom in Milan. St. John has a showroom in Anaheim.

The sample collections highlight key styles, themes and occasions, and present products across categories, price ranges and looks. Our showrooms for each portfolio brand display the full product offerings, providing guidance on in-store presentation and point-of-sale merchandising. While this process has traditionally been conducted through in-person meetings, we have also adopted digital tools that enable wholesale customers and retail buyers to view collections and place orders online. These tools continue to complement the traditional sales campaign process.

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

Procurement

Wolford is our only brand with a vertically-integrated manufacturing facility, which can fulfill most of its production needs, providing stability and flexibility in its supply chain capabilities. Sergio Rossi completed a majority disposal of its manufacturing facility in January 2026 and is now a minority shareholder in its previous manufacturing facility with a long-term supply agreement to secure its production. Our two other brands have relatively stable and long-term relationships with their key raw material suppliers (with generally over 10 years of relationship with the top 10 suppliers in terms of expenditure in 2025). We have over 400 raw material suppliers in total (although sourcing activities are separately carried out for each portfolio brand). To date, none of our portfolio brands sources raw materials from suppliers based in Russia or Ukraine, and accordingly our supply chain has not been exposed to any material risks in light of the ongoing conflict between Russia and Ukraine.

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

Lanvin’s quality control procedures are applied across all stages of production, covering both components and finished goods. These controls are conducted either directly by Lanvin or via certified external partners located in France, Italy, Portugal and Spain. An internal process of self-inspection is also being progressively implemented across manufacturing sites to strengthen quality assurance. Once product development and pricing negotiations are finalized, purchase orders are placed with our suppliers and manufacturers. Our production and buying teams closely monitor the planning and delivery schedules throughout the season to ensure a seamless execution.

Wolford’s procurement consists of mostly raw materials but also includes other items such as accessories. In 2025, Wolford’s supply base included 91 material suppliers, of which approximately 22 suppliers supply yarn for the internal knitting production, and approximately 11 suppliers supply fabrics, and approximately 58 suppliers supply accessories such as zippers, buttons or elastic bands. A majority of the aforementioned suppliers is located in Europe (approximately 90%) including Austria, Italy, Germany, Switzerland, France and other countries in Europe, while the remaining are located in Japan, South Korea and others. All raw materials procured by Wolford are stored at its headquarters in Bregenz for subsequent production and assembly or in our production plant in Slovenia. Finished products are stored in three warehouses—at the central warehouse in Germany, which also supplies the online business in Europe, and two other warehouses in the U.S. and China. The warehouse in the U.S. supplies the online business for the American market, while the warehouse in China supplies Asia.

In January 2026, Sergio Rossi ceased to manufacture products in-house and is now a minority shareholder in its previous manufacturing facility operated by Bonini. In 2025, when Sergio Rossi was still operating its manufacturing facility, it sourced raw materials and finished goods from approximately 128 suppliers, of which around 123 provided raw materials and around 5 provided finished goods. In 2025, the top 10 suppliers of Sergio Rossi accounted for around 38% of annual purchase and 98% of the procurement of raw materials, products and service came from Italian suppliers, while the remaining 42% came from other countries in the European area and from the Greater China region. Sergio Rossi has two warehouses, storing most of the raw materials, components including bottoms, leather and accessories, and prototypes. Depending on the categories of products and other factors such as production lead time, production costs, quantity and availability of the relevant know-how, the outsourced products are manufactured using two different approaches: façon manufacturing or “full package” manufacturing. When using the façon manufacturing model, Sergio Rossi outsources those products that cannot be assembled in-house —namely men’s shoes, sneaker, and espadrille-style footwear—while providing all raw materials and packaging materials. Intermediate stages (cutting, stitching, heel covering, mignons, etc.) are also outsourced, but assembly and finishing remain in-house. All samples and prototypes are produced internally. Sergio Rossi remains always responsible for providing the designs, product specifications, raw materials and coordinating the entire production process throughout the various stages. Conversely, in the full package manufacturing model, Sergio Rossi outsources to external manufacturers the entire production process (excluding design and specifications), including the procurement of raw materials, coordination of the various production stages including the most crucial part of assembly, final packaging and quality control. The full package manufacturing model is employed for selected products, such as sneakers and espadrilles; the quality control is always direct responsibility.

St. John works with third-party contractors to support a wide array of knit and woven garments from the U.S., Portugal, Italy, India, Dubai, Korea, Vietnam and China. St. John sources a wide variety of raw materials and trimmings through a vast network of trusted suppliers. In 2025, St. John had maintained relationships with 126 reputable raw material suppliers and 18 garment manufacturers. 81% of the materials are yarns and fabrics, sourced primarily in Europe and Asia, and the remaining 19% are items such as trimmings and hardware. The top 10 suppliers comprise 49% of St. John’s yearly spend. With regard to the network of external contractors, 11 are “full package,” whereby they are responsible for the entire manufacturing process, including the purchase of raw materials as specified by the St. John purchasing team from nominated suppliers. The remaining contractors are “façon,” responsible for the garment construction and execution, with the raw materials supplied by St. John. St. John’s leather products are mainly sourced from India. Regardless of the model, all St. John’s outsourced products are closely managed with stringent quality control.

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

While Lanvin does not have its own production facilities, it maintains a diversified pool of suppliers for each category and works closely with its supply chain partners on a daily basis to mitigate the risk of supply chain disruptions. We are continuously building our global sourcing capabilities in Europe and Asia to avoid any supply disruptions in particular region(s).

Having started out in 1950 as a producer of pure silk and rayon stockings on Lake Constance, Wolford is now the go-to legwear and bodywear brand for many women worldwide. This success is based on a round-knitting technology specially developed and constantly refined by Wolford, as well as on its workmanship and quality checks. In combination with the finest yarns, this technology creates the specific comfort and product quality underlying the Wolford brand and its reputation. Nearly all products are made in Europe: the tights and bodies are produced in Bregenz on around 200 individually customized round-knitting machines operated in premises with optimized climatic conditions. Alongside the research and development department, Wolford’s headquarters is also home to a doubling mill, steaming facility, dyeing room, and molding workshop, as well as a proprietary color laboratory. The finishing including sewing and packaging of products take place in Murska Sobota, Slovenia, where textile manufacturing has a long tradition. In the areas of knitting, whole garment and intimate apparel, we also source from third-party finished goods suppliers, which are located in Italy, Turkey, Slovenia, Croatia, North Macedonia and China.

In January 2026, Sergio Rossi disposed of a majority stake in its previous factory located in San Mauro Pascoli, which carries out all of the activities of shoe production and logistics and has signed a long term supply agreement to continue to secure its production from this factory. Sergio Rossi continues to design its shoes and manage product development, ensuring quality control and quick lead time on an innovative bulk production basis.

St. John is widely recognized for its knit and tweed techniques, refined and evolved over six decades. We carefully manage our production operations, with a selected network of external suppliers in Europe, Korea, India, China and other locations. Our sourcing team is committed to carefully selecting all of our suppliers and managing the supply relationships. In determining where to manufacture our products, we consider a number of factors such as the source of the materials, product quality, lead time and service levels, safety, and overall cost efficiency.

Logistics and Inventory Management

Lanvin’s logistics department is responsible for organizing and managing the distribution of finished products and preparing the documentation required for global shipments, as well as the management of our warehouses, including the inflow/outflow of product and its inventory. Lanvin has a central warehouse located in France (near Paris) and two regional warehouses in the United States (Florida) and in China (near Shanghai). Transportation is conducted via third-party specialists engaged to transport goods by freight, air or sea, based on factors such as shipment size, distance travelled and urgency. The logistics department oversees after-sales facilities and other expedition-related services for the business across channels (retail/e-commerce/wholesale).

Wolford’s logistics is outsourced to a third-party logistics vendor with the central warehouse located in Munich, Germany, which has started its operations for Wolford in March 2024 after operations had been moved from a third-party service provider in Northern Germany to the new one in Southern Germany. In addition to this warehouse, Wolford has two other warehouses, one in the United States and one in China. With respect to the shipment of products, third-party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

In 2025, Sergio Rossi was responsible for the entire logistics management, from storage to final destination delivery. In 2026, Sergio Rossi’s logistics department is responsible for organizing and managing the distribution of the finished products and preparing the documentation required for shipment, while the warehousing activities are performed by Bonini being the majority owner of the production site as well as the finished-good products warehouse. The logistics department is responsible for managing primary distribution center and product inventory, the shipment of products, and the logistics of the distribution of the finished products in all regions (included intercompany subsidiaries). With respect to the shipment of products, third-party transportation specialists are engaged to transport goods by road, air or sea, based on factors such as distance to destination and urgency of the shipment.

St. John ships all finished goods products through a centralized distribution center in Anaheim, California. The logistics department also manages e-commerce shipments and returns, as well as drop-ship orders from wholesale partners. With respect to the shipment of products, St. John’s logistics team partners with third-party transportation companies to transport goods by road, air or sea, based on factors such as distance to destination, urgency of the shipment, or adherence to partner routing guides.

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

Wolford’s marketing strategy is built around three core brand pillars: Essentials & Icons, the foundation of Wolford’s product offering, featuring its most timeless and iconic styles across all categories; Trend Collections that closely reflect current trends while expressing Wolford identity and embracing a contemporary vision of femininity and Collaborations, exclusive partnerships with acclaimed designers and renowned fashion brands. To reinforce its luxury positioning and support strategic product launches, Wolford consistently delivers compelling marketing messages across key touchpoints. The brand and product narratives are crafted to highlight Wolford’s unique value proposition—blending heritage, innovation, and meticulous attention to detail —to position its products as the finest on the market, justifying their premium status. Collaborations have become a cornerstone of Wolford’s strategy, driven by a strong desire to maintain cultural relevance: by partnering with top fashion and luxury players, the brand has successfully expanded its reach, strengthening its appeal among a more fashion-savvy audience. This strategic storytelling is further reinforced through PR activities and celebrity placements, which play a crucial role in enhancing brand visibility and desirability. Social media—primarily Instagram and TikTok—serve as essential platforms for engaging a global audience, driving brand awareness, and fostering community interaction. Partnerships with talents and content creators further amplify Wolford’s presence, crafting bespoke narratives that enhance brand consideration. Another key focus is elevating the customer experience across both digital and physical retail spaces. Dedicated marketing initiatives and loyalty programs are designed to engage and reward both existing and new customers, reinforcing long-term brand affinity.

Sergio Rossi’s marketing strategy focuses on a customer-centered approach that connects digital and physical experiences. Through an omnichannel model, the brand encourages interaction between online platforms and stores, making it easy for customers to engage and shop across different channels. Digital tools like newsletters, help maintain regular communication, sharing updates on new campaigns, product launches, and collaborations through original content. In its communication, Sergio Rossi aims to deliver tailored messages that speak to different audiences. Social media plays an important role, presenting products through simple and engaging storytelling that builds interest and strengthens the brand’s identity. While keeping a consistent global image, the brand also adapts its content to local markets to stay relevant and close to its customers.

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

Lanvin

For the year ended December 31, 2025, approximately 56.2% of our revenues from Lanvin were generated through our DTC channel including both retail DTC channel and e-commerce DTC channel, approximately 24.9% was generated through the points of sale operated by our wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2025, Lanvin operated 20 DOSs, of which 5 were in Greater China, 7 were in EMEA, and 8 were in North America. The latest store opening was in Cannes (France). The DTC channel is distributed throughout the main markets in which Lanvin operates. These main markets help Lanvin focus on maintaining a presence in prestigious and strategic locations.

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

The DTC channel also includes an e-commerce shop operated directly through the website www.lanvin.com, outlets and other e-commerce platforms through which Lanvin sells directly to customers (such as TMall, Farfetch and market place) and whose sales systems are integrated with Lanvin’s sales and warehouse management systems.

Wholesale Channel

As of December 31, 2025, the wholesale distribution network included 246 points of sale operated by wholesale customers and franchisees, of which 9 were in APAC, 150 were in EMEA and 87 were in North America. In 2025, the wholesale channel generated revenues representing 24.9% of revenues from Lanvin.

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

Wolford

In 2025, approximately 67.0% of revenues from Wolford were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 33.0% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2025, Wolford products were globally sold in 41 Countries, and operated 89 DOSs worldwide, of which 8 were in APAC, 68 were in EMEA and 13 were in North America. These DOSs include boutiques, outlets, and concession shop-in-shops.

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

Wholesale Channel

As of December 31, 2025, the wholesale distribution network included 43 boutiques by Wolford’s partners. Wolford also sells products via approximately 1,068 wholesale partners, such as department stores and specialist retail stores. In 2025, the wholesale channel generated revenues representing 33% of revenues from Wolford.

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

Sergio Rossi

In 2025, approximately 68.8% of revenues from Sergio Rossi were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 31.2% were generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores and third-party production activity.

DTC Channel

As of December 31, 2025, Sergio Rossi operated 30 DOSs, of which 17 were in Japan, 10 in EMEA and 3 in Greater China. During fiscal year 2025, the DTC channel underwent a store rationalization initiative, aimed at concentrating efforts on the most promising markets and enhancing overall profitability. In 2025, the DTC channel generated revenues representing 68.8% of our revenues from Sergio Rossi. The DTC channel is distributed throughout the main markets in which Sergio Rossi operates. Sergio Rossi focuses on maintaining a presence in prestigious and strategic locations.

The aesthetics and customer experience of Sergio Rossi DOSs are carefully planned, designed and constantly maintained by an internal dedicated team supported by external professional firms. In addition, Sergio Rossi has in place specific training programs dedicated to the sales staff, focusing on product knowledge and customer service. To select the range of products sold thought DOSs, we establish guidelines at the group-level based on market potential and the characteristics of the points of sale. Buyers and merchandisers in our regional offices then select the best selection of products in terms of models, materials and color variants.

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

Wholesale Channel and Third Parties Production

As of December 31, 2025, the wholesale distribution network included 130 points of sale operated by wholesale customers and franchisees, of which 91 were in EMEA, 24 were in Japan, 11 were in APAC and 4 were in North America.

In 2025, the wholesale channel and third parties production activity generated revenues representing 31.2% of revenues from Sergio Rossi.

The wholesale distribution channel has developed through agreements with different types of wholesale customers, including in particular:

●	Franchisees, which operate mono-brand points of sale exclusively under the Sergio Rossi brands. The franchising agreements governing these relationships typically have a medium term (providing for an automatic renewal or a renegotiation period prior to the term expiry). The contractual arrangements may also provide for minimum purchase obligations by the franchisee, and for the obligation by Sergio Rossi and/or the franchisee to invest certain amounts in marketing activities.
●	Department stores and multi-brand specialty stores, which purchase Sergio Rossi products for re-sale in their stores, sometimes in specific Sergio Rossi branded wall units. The contractual arrangements with this type of customers vary based on the relevant store’s standard terms.

●	Online multi-brand stores. Sergio Rossi products are also sold via prestigious online multi-brand stores such as Luisa via Roma and Zalando.

As with the DTC channel, Sergio Rossi carefully manages and, if necessary, customizes distribution policies for wholesale customers.

Third parties production is the luxury shoes production for important and upcoming external brands (such as Amina Muaddi). The services offered, in addition to production, can be design, product development, sample development, sourcing, packaging, logistics and distribution. As a result of the manufacturing spin-off in January 2026, Sergio Rossi will shift its focus to the sale of its own products, with no further full ownership of production facilities and consequently on third-party manufacturing.

St. John

In 2025, approximately 76.4% of revenues from St. John were generated through the DTC channel including retail DTC channel and e-commerce DTC channel, and approximately 23.3% was generated through the points of sale operated by the wholesale distribution channel including online multi-brand stores.

DTC Channel

As of December 31, 2025, St. John operated 35 DOSs, of which 1 was in APAC and 34 were in North America. The DTC channel is distributed throughout the main markets in which St. John operates. St. John focuses on maintaining a presence in prestigious and strategic locations.

The DTC channel also includes an e-commerce shop operated directly through the website www.stjohnknits.com

Wholesale Channel

As of December 31, 2025, the wholesale distribution network included over 42 points of sale operated by wholesale customers and franchisees, of which 1 was in EMEA, 1 was in Asia, and 40 were in North America. This included drop ships activities through our other e-commerce platform clients (e.g. Farfetch) whose sales systems are integrated with St. John’s sales and warehouse management systems.

In 2025, the wholesale channel generated revenues representing 23.3% of revenues from St. John. As with the DTC channel, St. John carefully manages and, if necessary, customizes the distribution policies for wholesale customers.

Intellectual Property

As of the date of this annual report, and with an overall trademark portfolio including more than 1,200 registrations, the principal owned trademarks or trade names that we use in the business of our portfolio brands business are “Lanvin”, “Wolford,” “Sergio Rossi” and “St. John,” which we have registered in all of the countries in which we operate and jurisdictions of which our branded products are offered (i.e. all POSs operated by third parties), either in the logo version and in the word/standard characters version or in versions which are adapted to various local alphabets or ideographs. Additionally, we have a portfolio of domain names, including (i) registrations in most the countries in which we operate and in the case of Sergio Rossi and Wolford, jurisdictions of which our branded products are offered (and in the case of St. John, with a primary focus on.com domain names), (ii) some variations of the trademarks, and (iii) early and basic protection for our main business and marketing projects.

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

We are involved in a potential dispute with certain minority shareholders of Arpège SAS in relation to the use of the “Lanvin” name and brand by us at the group holding company level. We have sought preliminary legal advice and believe we have defenses to such allegations. Nevertheless, we may need to cease the use of the “Lanvin” name and brand by us at the group holding company level. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS. Arpège SAS, one of our subsidiaries, owns Jeanne Lanvin SA which holds our Lanvin brand portfolio including the ‘Lanvin’ brand name. We cannot predict the outcome of such challenge and may have to discontinue the use by us, at the Group holding company level, of the Lanvin brand name.”

Employees

As of December 31, 2025, 2024 and 2023, respectively, we had the following number of employees, categorized by brand and geographic locations as set forth in the tables below.

	As of December 31,
	2025	2024	2023
Lanvin Group	49	57	62
Lanvin	263	353	384
Wolford	712	881	952
Sergio Rossi	313	394	423
St. John	250	248	357
Discontinued Operation	479	473	459
Total	2,066	2,406	2,637

	As of December 31,
	2025	2024	2023
EMEA	1,534	1,692	2,075
North America	368	395	136
Greater China	105	245	363
Japan	59	74	63
Total	2,066	2,406	2,637

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

Each of our four existing brands has its own product development team who is responsible for research and development.

Lanvin, as a high fashion luxury brand, invested significantly in creative design and new product development. In recent years, Lanvin’s creative studio team made great efforts in studying the colors, characteristics, patterns of Jeanne Lanvin’s creative archives and interpreting them in a much more modern way.

Innovation remains a defining characteristic of Wolford AG and continues to be a central pillar of its strategic repositioning in 2025. The Company’s product portfolio remains focused on its core competence: body-hugging circular knit products such as legwear, shapewear and bodysuits — collectively referred to as skinwear — combining technical excellence, comfort and premium aesthetics.In 2025, R&D activities were increasingly aligned with three strategic priorities: technological refinement of circular knit engineering, sustainable and recyclable material innovation, and digitalization of product development and presentation.

Under the continued creative leadership of Nao Takekoshi, Wolford further strengthened the integration of Japanese Wholegarment® technology across selected collections. This seamless knitting technology reduces material waste, enhances comfort and enables complex silhouettes without additional seams, supporting both innovation and sustainability objectives.

Rather than focusing solely on individual hero products, 2025 marked a shift toward platform innovation — embedding functional performance, shaping technology and circular material logic across broader product categories. Digital transformation of product development advanced significantly in 2025. Full 3D integration now enables: substantial reduction of physical prototypes, accelerated design validation across international teams, real-time implementation of color and pattern variations, and high-resolution photorealistic rendering for digital and wholesale presentation.

The expanded use of digital sampling contributes to shorter development cycles, lower material consumption and improved cost efficiency. In addition, digital showrooms increasingly complement traditional collection presentations.

Collaboration with academic institutions, including the University of Innsbruck, as well as specialized yarn suppliers and technology partners, remains an important innovation driver. In 2025, research initiatives focused particularly on recyclable elastane alternatives, energy-efficient knitting processes and material traceability.

Wolford continues to position itself as a technology-driven skinwear specialist, combining fashion, engineering and sustainability.

The DNA of Sergio Rossi is at the core of every collection, expressed through a continuous dialogue between past and present. The brand’s archive plays a fundamental role as both inspiration and starting point for design. This heritage was brought back into focus with the launch of The Living Heritage Project in January 2017.

Innovation is a constant at St. John, as the design team is perpetually researching trends throughout the world, finding inspiration from vintage archives, and collaborating with fabric mills and yarn vendors. St. John’s research and development ensures that their knitwear techniques remain innovative and fresh, maintaining their spot as the leader in modern knitwear. Yarns are sourced throughout the world. The knitting machines range from 3.5g to 18g, with seven different types of machine gauges enabling different types of knitted fabrics. Tweeds, for instance, incorporate up to eight different kinds of yarn, resulting in a textured weave with the comfort of a knit. On finer gauge machines, St. John utilizes advanced techniques to create streamlined dresses and gowns with details like pleats, flares, and patterns. These knitted fabrications remain the DNA of the brand.

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

As of December 31, 2025, the Group owns one real estate asset used in its operations, consisting of a Wolford manufacturing facility located at Nemčavci 78, 9000 Murska Sobota, Slovenia, with an approximate area of 27,145 square meters. The total carrying value of the Group’s property, plant and equipment as of December 31, 2025 was €18,430 thousand.

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

Lanvin Dispute

In 2018, we acquired a controlling stake in Arpège SAS and its subsidiary Jeanne Lanvin SA, which in turn owns the brand “Lanvin”. The shareholders’ agreement entered into by and between Fosun Industrial Holdings Limited and certain minority shareholders of Arpège SAS (as subsequently acceded to by FFG Lily (Luxembourg) S.à r.l and then by FFG Lucky SAS, the “Lanvin SHA”) provides that certain matters require an affirmative vote of each member of the board of Arpège SAS representing minority shareholders, including the entry into any related party transactions. The minority shareholders currently own, in the aggregate, 4.73% of the equity securities in Arpège SAS.

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

We have sought preliminary legal advice and believe we have strong legal defense to the foregoing allegations. No formal legal proceedings have been brought by the minority shareholders to date. Any such proceedings or claims could present challenges on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurance that we will prevail in any legal proceeding that may be brought by the minority shareholders or that we will be able to settle these allegations on a timely basis or on terms that are acceptable to us, or at all. Accordingly, we might have to adjust our use, at the group holding company level, of the “Lanvin” brand name, and change to another name (or revert to our previous name as Fosun Fashion Group) should we not prevail or settle these allegations. However, we do not expect that, even if we do not prevail or settle these allegations, the continued use of the Lanvin name by Arpège SAS and its subsidiaries, which constitute our Lanvin brand portfolio, will be affected.

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

We believe that the possibility of Fosun losing control over us in the foreseeable future is remote. Further, even if Fosun were to cease control of us and, in turn, FFG Lucky SAS, we believe there are valid defenses to the request by the minority shareholders of Arpège SAS that FFG Lucky SAS should transfer the relevant equity securities of Arpège SAS back to Fosun. Nevertheless, we cannot assure you that Arpège SAS will remain as our subsidiary at all times. If the relevant equity securities in Arpège SAS were to be transferred to Fosun or its controlled affiliates other than us, we could see some impact on our revenue and operations, and we might experience changes in our ability to utilize certain rights to use of the Lanvin name and Lanvin brand. The occurrence of any of these could affect our financial performance and the trading price of our Securities.

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

Lanvin Group Holdings Limited (Cayman)
Fosun Fashion Group (Cayman) Limited (Cayman)
Fosun Fashion Investment Holdings (HK) Limited (Hong kong)
Other subsidiaries of Fosun Fashion Investment Holdings (HK) Limited[1]
Lanvin Group Fashion (America), Inc. (USA)
FFG Investment (Luxembourg) S.à r.l. (Luxembourg)
Fosun Fashion Brand Management Co., Limited (Hong Kong)
80%
Fosun Fashion Brand Management Co., Limited (PRC)
SIK Investment Holdings Limited (Cayman)
96.95%
St. John Knits International Incorporated (USA)
St. John Knits, Inc. (USA)
St. John China Limited (Hong Kong)
80%
St. John China Holdings Limited (Hong Kong)
St. John (Shanghai) Trading Co. Ltd (PRC)
St. John Asia Limited (Hong Kong)
St. John Canada Corporation (Canada)
99%
1%
St. John de Mexico S.A. de C.V. (Mexico)
99.78%
Sergio Rossi S.p.A (Italy)
Subsidiaries of Sergio Rossi S.p.A[2]
FFG Wisdom (Luxembourg) S.à r.l. (Luxembourg)
74.65%
Wolford AG (Austria)
Subsidiaries of Wolford AG[3]
Wolford proizvodnja in trgovina d.o.o. (Slovenia)
LANVIN GROUP S.R.L. (Italy)
FFG Lucky SAS (France)
95.27%
Arpège SAS (France)
Luminary Talent Limited (Hong Kong)
Raffaele Caruso S.p.A (Italy) [7]
JEANNE LANVIN (France)
99.9%
LANVIN MONTE-CARLO (Monaco)
Lanvin Inc. (USA)
Subsidiaries of Lanvin Inc.[4]
L3F CROISETTE (France)
L1 SPIGA Srl (Italy)
L1 Outlet Srl (Italy)
LANVIN JAPAN K.K. (Japan)
LANVIN ASIA PACFIC LIMITED (Hong Kong)[5]
Subsidiaries of LANVIN ASIA PACFIC LIMITED[5]
LANVIN TAIWAN Ltd. (Taiwan)
LANVIN LIMITED (UK)
LANVIN HONG KONG LIMITED (Hong Kong)

(1)	Includes two other wholly-owned subsidiaries incorporated in the PRC: (i) Shanghai Fulang Brand Management (Group) Co., Ltd., and (ii) Fosun Fashion (Shanghai) Consulting Management Co., Ltd. Shanghai Fulang Brand Management (Group) Co., Ltd. holds 60% equity interest in Lanvin Group Fabric Development Technology (Haining) Co., Ltd., a company incorporated in the PRC to focus on sustainable fashion materials R&D and supply chain.
(2)	Includes a total of seven wholly-owned subsidiaries: (i) Sergio Rossi Hong Kong Limited, a company incorporated in Hong Kong, (ii) Sergio Rossi Japan Limited, a company incorporated in Japan, (iii) Sergio Rossi UK Limited, a company incorporated in United Kingdom, (iv) Sergio Rossi USA Inc., a company incorporated in the U.S., (v) Sergio Rossi Retail s.r.1., a company incorporated in Italy, (vi) Sergio Rossi Deutschland GmbH, a company incorporated in Germany and (vii) FAM Industries S.r.l., a company incorporated in Italy. On 22 January 2026, 70% of FAM Industries S.r.l. was sold to Bonini. Sergio Rossi Shanghai Trading Limited, a company incorporated in the PRC, is 95.5% owned by Sergio Rossi Hong Kong Limited and 4.5% owned by Fosun Fashion Brand Management Co., Limited.

(3)	Includes a total of 13 wholly-owned subsidiaries: (i) Wolford Deutschland GmbH, a company incorporated in Germany, (ii) Wolford (Schweiz) AG, a company incorporated in Switzerland, (iii) Wolford London Ltd. (UK), a company incorporated in United Kingdom, (iv) Wolford Paris S.A.R.L., a company incorporated in France, (v) Wolford Italia S.r.1., a company incorporated in Italy, (vi) Wolford Espana S.L., a company incorporated in Spain, (vii) Wolford Scandinavia ApS, a company incorporated in Denmark, (viii) Wolford America, Inc., a company incorporated in the U.S., (ix) Wolford Nederland B.V., a company incorporated in Netherlands, (x) Wolford Canada Inc., a company incorporated in Canada, (xi) Wolford Asia Limited, a company incorporated in Hong Kong, (xii) Wolford Belgium N.V., a company incorporated in Belgium, and (xiii) Wolford (Shanghai) Trading Co., Ltd., a company incorporated in the PRC. Wolford Berangere, a company incorporated in France, is a wholly-owned subsidiary of Wolford Paris S.A.R.L.
(4)	Includes a total of seven wholly-owned subsidiaries incorporated in the U.S.: (i) L1 Bal Harbour LLC, (ii) L2 Crystals LLC, (iii) L3 Madison LLC, (iv) L4 Rodeo Drive LLC, (v) L5 US ECOM LLC, (vi) L6 MADISON, LLC, and (vii) L8 South Coast Plaza LLC.
(5)	Includes a total of two wholly-owned subsidiaries: (i) Lans Atelier (SHANGHAI) Trading Co., Ltd., a company incorporated in the PRC and (ii) LANVIN MACAU LIMITED, a company incorporated in Macao.
(6)	One ordinary share of LANVIN ASIA PACIFIC LIMITED is held by LANVIN JAPAN K.K.
(7)	In February 2026, Luminary Talent Limited sold 100% of the share capital of Raffaele Caruso S.p.A to MondeVita Italy S.r.l.

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

A.Operating Results

Overview

We are a global luxury fashion group with four portfolio brands, namely Lanvin, Wolford, Sergio Rossi and St. John. Founded in 1889, Lanvin is one of the oldest French couture houses still in operation, offering products ranging from apparel to leather goods, footwear, and accessories. Wolford, founded in 1950, is one of the largest luxury skinwear brands in the world, offering luxury legwear and bodywear, with a recent successful diversification into leisurewear and athleisure. Sergio Rossi is a highly recognized Italian shoemaker brand and has been a household name for luxury shoes since 1951. St. John is a classic, timeless and sophisticated American luxury womenswear house founded in 1962. On February 6, 2026 we sold Caruso to MondeVita Italy S.r.l., a subsidiary of Mondevo Group. In addition to our current four portfolio brands, we are also looking at potential add-on acquisitions as part of our growth strategy.

Our goal is to build a leading global luxury group with access to Asia and to provide customers with excellent products that reflect our brands’ tradition of fine craftsmanship with exclusive design content and a style that preserves the exceptional manufacturing quality for which those brands are known. This is consistently achieved through the sourcing of superior raw materials, the careful finish of each piece, and the way the products are manufactured and delivered to our customers. In 2023, 2024 and 2025, we recorded revenues of €386,976 thousand, €291,864 thousand and €240,498 thousand, respectively, loss for the year of €146,253 thousand, €189,295 thousand and €263,345 thousand, respectively and adjusted EBITDA (non-IFRS measure) of €(65,293) thousand, €(93,547) thousand, and €(90,114) thousand, respectively. See “—non-IFRS Financial Measures.”

We operate a combination of direct-to-consumer or DTC, and wholesale channels worldwide through our extensive network of around 635 points of sale, or POSs, including 174 directly operated retail stores (across our four portfolio brands) as of December 31, 2025. We distribute our products worldwide via retail and outlet stores, wholesale customers and e-commerce platforms. Taking into account the DTC (including both directly-operated stores and e-commerce sites) and wholesale channels, we are present in around 80 countries.

Key Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are affected by a number of factors, including those that are outside of our control.

Creating new luxury products within our current brands

We believe there are significant growth opportunities in capitalizing on our brands’ recognition and customer base by rebalancing our current product portfolio and introducing new product categories. Each portfolio brand is fully equipped to optimize its product mix and expand into new categories, such as accessories and lifestyle products, which represent significant growth opportunities on their own. The portfolio brands will continue to tap into new trends including athleisure, and will evolve with the emerging, young client base globally with high spending power. As we expand into new product categories, we expect that these product categories will contribute to revenue growth over time.

DTC network expansion

We intend to grow our global presence through expanding our DTC network, by entering new geographies, developing e-commerce channels and executing an omnichannel distribution strategy. While today we have a presence in Europe, North America and Asia, we believe there is significant future runway for growth driven by new opportunities for the global luxury goods market. According to the Bain–Altagamma Luxury Goods Worldwide Market Study (Fall 2025, dated November 20, 2025), the global personal luxury goods market was estimated at approximately €358 billion in 2025. Following the post-pandemic rebound, the market has entered a period of normalization, with a slight contraction in 2024 and a further modest decline expected in 2025. Looking ahead, the study anticipates a return to moderate growth from 2026 onward, with the market projected to reach approximately €525 billion to €640 billion by 2035, supported by sustained demand across key regions and structural growth in the global luxury consumer base. In addition to our omnichannel distribution strategy will involve expansion of our e-commerce offering and development of our digital marketing capabilities. We believe that revenue growth will in part be driven by the pace and success of our DTC network expansion.

Identifying new strategic investment and partnerships that complement our luxury fashion ecosystem

We will continue to seek partners and investments in high-quality assets in diverse markets and product categories that can flourish within our luxury fashion ecosystem. We currently have a strong group of strategic partners that support our brands in production, distribution and sourcing. We plan to find additional strategic partners to further expand our footprint in new categories as well as improve our supply chain. We believe these will be important future partners who will further help drive the growth of our business and broaden our ecosystem.

Implementing an asset light operational model to enhance supply chain flexibility

We have made adjustments on our manufacturing structure in 2025 and will continue to focus on an asset-light operational model for our brands to achieve additional flexibility in our supply chain, continue to adapt our cost structure and continue to invest on the sourcing of superior raw materials, the quality of our products, fine craftsmanship in the manufacturing process, exclusive designs and style and experienced multi-cultural teams with intimate knowledge of our customers and their needs.

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

		2025	Exchange	2024	Exchange	2023
	Exchange rate	Average	rate at	Average	rate	Average
	at December 31,	Exchange	December 31,	Exchange	December 31,	Exchange
	2025	rate	2024	rate	2023	rate
U.S. Dollar	1.1717	1.1319	1.0469	1.0853	1.1096	1.0841
Chinese Renminbi	8.2355	8.0866	7.5257	7.7257	7.8592	7.6352
Hong Kong Dollar	9.1181	8.8242	8.1271	8.4686	8.6727	8.4863
British Pound	0.8729	0.8567	0.8291	0.8466	0.8693	0.8694
Japanese Yen	183.8281	168.6815	162.7882	163.4023	156.5266	151.4929

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

	As of December 31,
	2025		2024		2023
	Increase /	Increase /	Increase /	Increase /	Increase /	Increase /
	(decrease) in	(decrease) in	(decrease) in	(decrease) in	(decrease) in	(decrease) in
	loss before	loss before	loss before	loss before	loss before	loss before
	tax if Euro	tax if Euro	tax if Euro	tax if Euro	tax if Euro	tax if Euro
	strengthens	weakens by	strengthens	weakens	strengthens	weakens
	by 5%	5%	by 5%	by 5%	by 5%	by 5%
U.S. Dollar	(11,721)	11,721	(12,342)	12,342	(12,046)	12,046
Chinese Renminbi	(375)	375	(438)	438	72	(72)
Hong Kong Dollar	44	(44)	(31)	31	(256)	256
British Pound	14	(14)	30	(30)	136	(136)
Japanese Yen	(720)	720	(1,169)	1,169	(1,094)	1,094
Total	(12,758)	12,758	(13,950)	13,950	(13,188)	13,188

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

Global political events and other disruptions

Global political developments, social and geopolitical sources of unrest, export restrictions, sanctions, tariffs, natural disasters, travel restrictions imposed by governments and other events may also result in a shift in travel patterns or a decline in travel volumes, which have had in the past, and may have in the future, an adverse effect on our business, financial position, results of operations and cash flows. Although (i) the conflict in Ukraine and the resulting U.S. and European Union sanctions on Russia and (ii) the instability in the Middle East manifested through regional power struggles have had minimal impact to our business so far, further spread or extension of the conflict may result in lower sales for our EMEA business due to reduced tourism spending and negative consumer sentiment.

In addition, changes, potential changes or uncertainties in laws and policies governing foreign trade, manufacturing, and investment in the territories and countries where we operate, or sell our products could adversely affect our business, results of operations, and financial condition. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. Policy actions under the new administration in the United States, including the imposition of tariffs and other trade actions, could affect global supply chains, disrupt markets, and result in currency fluctuations. In particular, trade tensions have escalated recently between the United States and the PRC. As of the date of this annual report, it remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. As we work with a wide range of business partners in different countries in the world, should any of our major business partners become subject to new or additional tariffs imposed by the U.S. government, our business may be adversely affected.

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

Inflation

In 2025, we have seen significant inflationary pressure from higher logistics costs for shipping of both raw materials and finished goods. Inflation has impacted our costs of goods sold by affecting production costs, raw materials, energy costs, labor costs, and costs of goods sourced from third-party vendors. We are also subject to wage inflation at multiple locations. We have been able to offset the impact of inflation with cost savings from product portfolio optimization and supplier term improvement. And we have continued to monitor our costs to ensure we can respond quickly when macroeconomic landscape changes again.

Fluctuations in tax obligations and changes in tax laws, estimates, treaties and regulations

We and our portfolio brands are subject to taxation in Europe, the U.S. and China, as well as various other jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, our overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions and by the ability to generate sufficient and suitable future taxable profits from which the reversal of any deferred tax assets can be deducted. We recognize tax expenses in multiple tax jurisdictions based on (i) the estimates of taxable income, the required reserves for uncertain tax positions, (iii) deductible temporary differences, tax loss carry-forwards and tax credits to the extent that their future offset is probable, (iv) withholdings tax on unremitted earnings, and (v) the way in which we intend to recover or settle the carrying amount of deferred tax assets and liabilities. At any time, there are multiple tax years that may be subject to examinations and audits by various tax authorities.

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

Factors Affecting the Comparability of Our Results of Operations

Impairment of Goodwill and Brand

Our results of operations reflect goodwill impairment and brand losses of €66.7million in 2025. See Note 15 – Goodwill and Note 16 – Impairment testing of intangible assets with indefinite useful lives to Lanvin Group’s consolidated financial statements included elsewhere in this annual report for additional information.

Financial Information

Overview of Segmental Reporting

We have four operating segments which are described as follows:

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

Results of Operations

Year ended December 31, 2025 compared with year ended December 31, 2024

The following is a discussion of our results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

		Percentage of		Percentage of
(Euro thousands, except percentages)	2025	revenues	2024*	revenues
Revenues	240,498	100.0%	291,864	100.0%
Cost of sales	(100,620)	(41.8)%	(119,368)	(40.9)%
Gross profit	139,878	58.2%	172,496	59.1%
Marketing and selling expenses	(170,591)	(70.9)%	(206,942)	(70.9)%
General and administrative expenses	(107,311)	(44.6)%	(109,007)	(37.3)%
Impairment of goodwill and brand	(66,730)	(27.7)%	(31,208)	(10.7)%
Other operating income and expenses	(10,631)	(4.4)%	7,896	2.7%
Loss from operations before non–underlying items	(215,385)	(89.6)%	(166,765)	(57.1)%
Non–underlying items	(16,263)	(6.8)%	10,243	3.5%
Loss from operations	(231,648)	(96.3)%	(156,522)	(53.6)%
Financial cost–net	(35,490)	(14.8)%	(29,398)	(10.1)%
Loss before income tax	(267,138)	(111.1)%	(185,920)	(63.7)%
Income tax benefits / (expenses)	15,775	6.6%	(3,086)	(1.1)%
Loss from continuing operations	(251,363)	(104.5)%	(189,006)	(64.8)%
Loss from discontinued operations	(11,982)	(5.0)%	(289)	(0.1)%
Loss for the year	(263,345)	(109.5)%	(189,295)	(64.9)%
Non–IFRS Financial Measures(1):
Contribution loss	(30,713)	(12.8)%	(34,446)	(11.8)%
Adjusted EBIT	(215,201)	(89.5)%	(166,214)	(56.9)%
Adjusted EBITDA	(90,114)	(37.5)%	(93,547)	(32.1)%
(1)	See “—Non–IFRS Financial Measures.”

Year ended December 31, 2024 compared with year ended December 31, 2023

The following is a discussion of our results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023.

		Percentage of		Percentage of
(Euro thousands, except percentages)	2024*	revenues	2023*	revenues
Revenues	291,864	100.0%	386,976	100.0%
Cost of sales	(119,368)	(40.9)%	(146,576)	(37.9)%
Gross profit	172,496	59.1%	240,400	62.1%
Marketing and selling expenses	(206,942)	(70.9)%	(224,850)	(58.1)%
General and administrative expenses	(109,007)	(37.3)%	(129,182)	(33.4)%
Impairment of goodwill and brand	(31,208)	(10.7)%	—	—
Other operating income and expenses	7,896	2.7%	(4,549)	(1.2)%
Loss from operations before non–underlying items	(166,765)	(57.1)%	(118,181)	(30.5)%
Non–underlying items	10,243	3.5%	(3,781)	(1.0)%
Loss from operations	(156,522)	(53.6)%	(121,962)	(31.5)%
Financial cost–net	(29,398)	(10.1)%	(20,014)	(5.2)%
Loss before income tax	(185,920)	(63.7)%	(141,976)	(36.7)%
Income tax expenses	(3,086)	(1.1)%	(3,323)	(0.9)%
Loss from continuing operations	(189,006)	(64.8)%	(145,299)	(37.5)%
Loss from discontinued operations	(289)	(0.1)%	(954)	(0.2)%
Loss for the year	(189,295)	(64.9)%	(146,253)	(37.8)%
Non–IFRS Financial Measures(1):
Contribution profit/(loss)	(34,446)	(11.8)%	15,550	4.0%
Adjusted EBIT	(166,214)	(56.9)%	(115,432)	(29.8)%
Adjusted EBITDA	(93,547)	(32.1)%	(65,293)	(16.9)%
(1)	See “—Non–IFRS Financial Measures.”

Revenues

We generate revenue primarily through our four brands: Lanvin, Wolford, St. John and Sergio Rossi, whose revenues are generated from the sale of their products, manufacturing and services for private labels and other luxury brands, as well as from royalties received from third parties and licensees. Revenue is measured at the transaction price which is based on the amount of consideration that we expect to receive in exchange for transferring the promised goods or services to the customer. For each period presented, revenue is exclusive of sales incentives, rebates and sales discount. As such, sales incentives, rebates and sales discount did not contribute to the Company’s revenue. Revenues for the year ended December 31, 2025 amounted to €240.5 million, an decrease of €51.4 million or (17.6)%, compared to €291.9 million for the year ended December 31, 2024. Revenues for the year ended December 31, 2024 amounted to €291.9million, a decrease of €95.1million or (24.6)%, compared to €387.0 million for the year ended December 31, 2023.

The following table sets forth a breakdown of revenues by portfolio brand for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2025	2024*	2023*	2025 vs 2024%		2024 vs 2023%
Lanvin	57,627	82,720	111,740	(25,093)	(30.3)%	(29,020)	(26.0)%
Wolford	75,586	87,891	126,280	(12,305)	(14.0)%	(38,389)	(30.4)%
St. John	78,238	79,267	90,398	(1,029)	(1.3)%	(11,131)	(12.3)%
Sergio Rossi	29,535	41,910	59,518	(12,375)	(29.5)%	(17,608)	(29.6)%
Other and holding companies	8,198	10,615	10,545	(2,417)	(22.8)%	70	0.7%
Eliminations and unallocated	(8,686)	(10,539)	(11,505)	1,853	(17.6)%	966	(8.4)%
Total	240,498	291,864	386,976	(51,366)	(17.6)%	(95,112)	(24.6)%

The following table sets forth a breakdown of revenues by sales channel for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2025	2024*	2023*	2025 vs 2024%		2024 vs 2023%
DTC	164,049	200,752	246,973	(36,703)	(18.3)%	(46,221)	(18.7)%
Wholesale	66,670	78,898	122,354	(12,228)	(15.5)%	(43,456)	(35.5)%
Other (1)	9,779	12,214	17,649	(2,435)	(19.9)%	(5,435)	(30.8)%
Total Revenues	240,498	291,864	386,976	(51,366)	(17.6)%	(95,112)	(24.6)%
(1)	Fees for royalties and licenses received from third parties, and clearance.

The following table sets forth a breakdown of revenues by geographical area for the years ended December 31, 2025, 2024 and 2023.

	For the years ended December 31,			Increase/ (Decrease)
(Euro thousands, except percentages)	2025	2024*	2023*	2025 vs 2024%		2024 vs 2023%
EMEA(1)	90,529	114,667	169,175	(24,138)	(21.1)%	(54,508)	(32.2)%
North America(2)	116,048	123,786	142,765	(7,738)	(6.3)%	(18,979)	(13.3)%
Greater China(3)	19,487	33,882	53,153	(14,395)	(42.5)%	(19,271)	(36.3)%
Other Asia(4)	14,434	19,529	21,883	(5,095)	(26.1)%	(2,354)	(10.8)%
Total	240,498	291,864	386,976	(51,366)	(17.6)%	(95,112)	(24.6)%
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of Balkan Peninsula, Eastern Europe, Scandinavian countries, Kazakhstan, Azerbaijan and Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

By segment

Year ended December 31, 2025 compared with year ended December 31, 2024

By segment, the decrease in revenues was mainly related to (i) a decrease of €25.1 million in sales (or (30.3)%) from Lanvin segment, which was mainly due to the brand’s creative transition in the first half of 2025, the strategic optimization of retail channels and market headwinds, (ii) a decrease of €12.4 million (or (29.5)%) from Sergio Rossi segment, which was mainly attributed to the softness in global markets and strategic optimization of retail network in Greater China, (iii) a decrease of €12.3 million (or (14.0)%) in sales from Wolford segment, which was mainly due to strategic optimization of retail network.

Year ended December 31, 2024 compared with year ended December 31, 2023

By segment, the decrease in revenues was mainly related to (i) a decrease of €38.4 million (or (30.4)%) in sales from Wolford segment, which was mainly due to market headwinds and logistic disruptions caused by a transition to a new logistics supplier, (ii) a decrease of €29.0 million in sales (or (26.0)%) from Lanvin segment, which was mainly due to market headwinds and Lanvin’s transition of artistic director, (iii) a decrease of €17.6 million (or (29.6)%) from Sergio Rossi segment, which was mainly attributed to its decline in the wholesale channel, (iv) a decrease of €11.1 million (or (12.3)%) from St. John segment, which was mainly due to market softness in North America.

By sales channel

Year ended December 31, 2025 compared with year ended December 31, 2024

By sales channel, the decrease in revenues was mainly related to (i) a decrease of €36.7million (or (18.3)%) in the DTC channel, (ii) a decrease of €12.2 million (or (15.5)%) in the wholesale channel, and (iii) a decrease of €2.4 million (or (19.9)%) in the other channel.

The decrease in the DTC channel was mainly due to strategic optimization of retail network for Lanvin, Wolford and Sergio Rossi, coupled with market headwinds.

The decrease in wholesale revenues was mainly due to the decrease of Lanvin and Sergio Rossi’s wholesales business, which was partially offset by the increase in Wolford and St. John. Sales to our five largest customers were 9.6% and 7.1% of our revenues for the years ended December 31, 2025 and 2024, respectively.

The following table sets forth a breakdown of store count at the end of the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024*

	Number of Stores
Lanvin	20	33
Wolford	89	112
St. John	35	37
Sergio Rossi	30	43
Total	174	225

Year ended December 31, 2024 compared with year ended December 31, 2023

By sales channel, the decrease in revenues was mainly related to a decrease of €46.2 million (or (18.7)%) in the DTC channel, a decrease of €43.5 million (or (35.5)%) in the wholesale channel, and a decrease of €5.4 million (or (30.8)%) in the other channel.

The decrease in the DTC channel was primarily due to reduced retail traffic and optimization of retail network globally.

The decrease in wholesale revenues was mainly due to the decrease of Wolford, Lanvin and Sergio Rossi’s wholesale business, which was mainly impacted by the softening demand for luxury goods. Sales to our five largest customers were 7.1% and 5.7% of our revenues for the years ended December 31, 2024 and 2023, respectively. No single customer accounted for more than 5% of our consolidated revenues for the years ended December 31, 2024 and 2023.

The decrease in other channel was mainly due to the decrease of Lanvin’s clearance income.

The following table sets forth a breakdown of store count as of December 31, 2024 and 2023:

	December 31,
	2024*	2023*

	Number of Stores
Lanvin	33	36
Wolford	112	150
St. John	37	45
Sergio Rossi	43	48
Total	225	279

By geography

Year ended December 31, 2025 compared with year ended December 31, 2024

By geographical region, the decrease in revenues was mainly driven by (i) a decrease of €24.1m (or (21.1)%) in EMEA, (ii) a decrease of €14.4m (or (42.5)%) in Greater China, (iii) a decrease of €7.7m (or (6.3)%) in North America, and (iv) a decrease of €5.1m (or (26.1)%) in other Asia.

The decrease in EMEA was due to the decrease of Lanvin, Wolford and Sergio Rossi. Lanvin’s EMEA business decreased €11.4 million (or (29.4)%) year-on-year to €27.4 million in the year ended December 31 2025, mainly attributable to its reduction in wholesale channel. Wolford’s EMEA business decreased €6.2 million (or (11.3)%) year-on-year to €48.7 million in the year ended December 31 2025, mainly attributable to strategic optimization of retail network, which was partially offset by increasing in wholesale channels. Sergio Rossi’s EMEA business decreased €5.5 million (or (26.6)%) year-on-year to €15.2 million in the year ended December 31 2025, mainly due to the softness in global markets.

The decrease in Greater China was mainly due to the strategic optimization of retail network for all brands.

The decrease in North America was due to the decrease of Lanvin and Wolford, offset by the increase of St. John. St. John’s North America business increased €2.5 million (or (3.3)%) year-on-year to €76.9 million in the year ended December 31, 2025. Wolford’s North America business decreased €4.9 million (or (19.0)%) year-on-year to €21.0 million in the year ended December 31 2025. Lanvin’s North America business decreased €4.8 million (or (20.9)%) year-on-year to €18.1 million in the year ended December 31 2025. The decrease in North America of Lanvin and Wolford were mainly attributable to optimization of retail network.

The decrease in other Asia was driven by the decrease of Sergio Rossi and Lanvin. Sergio Rossi’s other Asia business decreased €3.4 million (or (27.0)%) year-on-year to €9.3 million in the year ended December 31 2025, mainly due to decrease in DTC business. Lanvin’s other Asia business decreased €1.4 million (or (21.6)%) year-on-year to €4.9 million in the year ended December 31 2025, mainly affected by the license business.

Year ended December 31, 2024 compared with year ended December 31, 2023

By geographical region, the decrease in revenues was mainly due to (i) a decrease of €54.5 million (or (32.2)%) in EMEA, (ii) a decrease of €19.3 million (or (36.3)%) in Greater China, (iii) a decrease of €19.0 million (or (13.3)%) in North America, and (iv) a decrease of €2.4 million (or (10.8)%) in other Asia.

The decrease in EMEA was mainly due to the decrease of Wolford, Lanvin, Sergio Rossi. Wolford’s EMEA business decreased €30.2 million (or (35.5)%) year-over-year to €54.9 million in the year ended December 31, 2024, mainly attributed to the impact of actively review and close non-profitable stores actions. Lanvin’s EMEA business decreased €12.7 million (or (24.7)%) year-over-year to €38.9 million in the year ended December 31, 2024. Sergio Rossi’s EMEA business decreased €11.1 million (or (34.9)%) year-over-year to €20.7 million in the year ended December 31, 2024, mainly attributable to its decline in wholesale channels (including third-party production).

The decrease in Greater China was mainly due to the decrease of Lanvin, Sergio Rossi, St. John and Wolford. In the year ended December 31, 2024, Lanvin’s revenue in Greater China decreased by 40.1% to €14.8 million, Sergio Rossi decreased by 34.8% to €7.7 million, St. John decreased by 42.7% to €4.1 million and Wolford decreased by 27.4% to €6.7 million.

The decrease in North America was mainly due to the decrease of Wolford, Lanvin and Sergio Rossi. Wolford’s North America business decreased €5.4 million (or (17.2)%) year-over-year to €25.9 million in the year ended December 31, 2024. Lanvin’s North America business decreased €5.4 million (or (19.0)%) year-over-year to €22.8 million in the year ended December 31, 2024. Sergio Rossi’s North America business decreased €1.3 million (or (63.1)%) year-over-year to €0.7 million in the year ended December 31, 2024.

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

Year ended December 31, 2025 compared with year ended December 31, 2024

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2025 and 2024.

	For the years ended		Increase/
	December 31,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024*	2024	%
Purchases of raw materials, finished goods and manufacturing services	64,457	85,674	(21,217)	(24.8)%
Change in inventories	8,304	4,503	3,801	84.4%
Labor cost	12,362	13,066	(704)	(5.4)%
Logistics costs, duties and insurance	14,140	14,426	(286)	(2.0)%
Depreciation and amortization	821	661	160	24.2%
Others	536	1,038	(502)	(48.4)%
Total cost of sales by nature	100,620	119,368	(18,748)	(15.7)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2025 and 2024.

	For the years ended		Increase/
	December 31,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024*	2024	%
Lanvin	23,952	34,280	(10,328)	(30.1)%
Wolford	31,626	36,896	(5,270)	(14.3)%
St. John	24,639	24,816	(177)	(0.7)%
Sergio Rossi	20,056	24,043	(3,987)	(16.6)%
Other and holding companies	720	820	(100)	(12.2)%
Eliminations and unallocated	(373)	(1,487)	1,114	(74.9)%
Total	100,620	119,368	(18,748)	(15.7)%

Cost of sales for the year ended December 31, 2025 amounted to €100.6 million, an decrease of €18.7 million, compared to €119.4 million for the year ended December 31, 2024.

By segment, the decrease in cost of sales was mainly related to the decrease sales of Lanvin, Wolford and Sergio Rossi.

Cost of sales as a percentage of revenue increased slightly to 41.8% for the year ended December 31, 2025 compared to 40.9% for the year ended December 31, 2024, mainly attributed to the gross margin decrease of Sergio Rossi.

Year ended December 31, 2024 compared with year ended December 31, 2023

The following table sets forth a breakdown of cost of sales by nature for the years ended December 31, 2024 and 2023.

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024*	2023*	2023	%
Purchases of raw materials, finished goods and manufacturing services	85,674	110,972	(25,298)	(22.8)%
Change in inventories	4,503	(1,935)	6,438	(332.7)%
Labor cost	13,066	18,927	(5,861)	(31.0)%
Logistics costs, duties and insurance	14,426	16,232	(1,806)	(11.1)%
Depreciation and amortization	661	856	(195)	(22.8)%
Others	1,038	1,524	(486)	(31.9)%
Total cost of sales by nature	119,368	146,576	(27,208)	(18.6)%

The following table sets forth a breakdown of cost of sales by portfolio brand for the years ended December 31, 2024 and 2023.

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024*	2023*	2023	%
Lanvin	34,280	47,193	(12,913)	(27.4)%
Wolford	36,896	42,941	(6,045)	(14.1)%
St. John	24,816	33,024	(8,208)	(24.9)%
Sergio Rossi	24,043	29,083	(5,040)	(17.3)%
Other and holding companies	820	414	406	98.1%
Eliminations and unallocated	(1,487)	(6,079)	4,592	(75.5)%
Total	119,368	146,576	(27,208)	(18.6)%

Cost of sales for the year ended December 31, 2024 amounted to €119.4 million, a decrease of €27.2 million, compared to €146.6 million for the year ended December 31, 2023.

By segment, the decrease in cost of sales was mainly related to the decrease in scale and sales for all of our brands.

Cost of sales as a percentage of revenue increased to 40.9% for the year ended December 31, 2024 compared to 37.9% for the year ended December 31, 2023. Such increase was primarily due to the gross profit margin decrease of Wolford and Sergio Rossi.

Gross profit

Year ended December 31, 2025 compared with year ended December 31, 2024

	For the years ended		Increase/
	December 31,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024*	2024	%
Lanvin	33,675	48,440	(14,765)	(30.5)%
Wolford	43,960	50,995	(7,035)	(13.8)%
St. John	53,599	54,451	(852)	(1.6)%
Sergio Rossi	9,479	17,867	(8,388)	(46.9)%
Other and holding companies	7,478	9,795	(2,317)	(23.7)%
Eliminations and unallocated	(8,313)	(9,052)	739	(8.2)%
Total	139,878	172,496	(32,618)	(18.9)%

Gross profit for the year ended December 31, 2025 amounted to €139.9 million, an decrease of €32.6 million or (18.9)%, compared to €172.5 million for the year ended December 31, 2024.

The decrease in gross profit was mainly related to the decrease in revenue. Gross profit margin declined to 58.2 % for the year ended December 31, 2025 from 59.1% in 2024, which was mainly due to the gross profit margin decrease of Sergio Rossi. The decline in gross margin of Sergio Rossi was primarily attributed to the decrease in revenue, while fixed production cost remained.

Year ended December 31, 2024 compared with year ended December 31, 2023

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2024*	2023*	2024 vs 2023%
Lanvin	48,440	64,547	(16,107)	(25.0)%
Wolford	50,995	83,339	(32,344)	(38.8)%
St. John	54,451	57,374	(2,923)	(5.1)%
Sergio Rossi	17,867	30,435	(12,568)	(41.3)%
Other and holding companies	9,795	10,131	(336)	(3.3)%
Eliminations and unallocated	(9,052)	(5,426)	(3,626)	66.8%
Total	172,496	240,400	(67,904)	(28.2)%

Gross profit for the year ended December 31, 2024 amounted to €172.5 million, a decrease of €67.9 million or (28.2)%, compared to €240.4 million for the year ended December 31, 2023.

The decrease in gross profit was mainly related to the double digit decrease in revenue. Gross profit margin declined to 59.1% for the year ended December 31, 2024 from 62.1% in the same period in 2023, which was mainly due to the gross profit margin decrease in Wolford and Sergio Rossi despite all the other brands improved. The decline in gross margin for Wolford and Sergio Rossi is primarily attributed to their fixed production costs, which were not offset by lower net revenues.

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

Year ended December 31, 2025 compared with year ended December 31, 2024

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2025	2024*	2025 vs 2024%
Lanvin	(56,818)	(72,241)	15,423	(21.3)%
Wolford	(57,089)	(69,603)	12,514	(18.0)%
St. John	(43,738)	(46,445)	2,707	(5.8)%
Sergio Rossi	(13,425)	(18,923)	5,498	(29.1)%
Other and holding companies	(2,791)	(3,765)	974	(25.9)%
Eliminations and unallocated	3,270	4,035	(765)	(19.0)%
Total	(170,591)	(206,942)	36,351	(17.6)%

Marketing and selling expenses for the year ended December 31, 2025 amounted to €170.6 million, an decrease of €36.4 million (or (17.6)%), compared to €206.9 million for the year ended December 31, 2024.

By segment, the decrease in marketing and selling expenses was mainly related to (i) a decrease of €15.4 million (or (21.3)%) from Lanvin, (ii) a decrease of €12.5 (or (18.0)%) million from Wolford, (iii) a decrease of €5.5 million (or (29.1)%) from Sergio Rossi, and (iv) a decrease of €2.7 million (or (5.8)%) from St. John.

The reduction in marketing and selling expenses was mainly attributed to the strategic optimization of retail network and improvement in operational efficiency. Marketing and selling expenses as a percentage of revenue for the year ended December 31, 2025 remained stable as compared with the year ended December 31, 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2024*	2023*	2024 vs 2023%
Lanvin	(72,241)	(76,533)	4,292	(5.6)%
Wolford	(69,603)	(79,060)	9,457	(12.0)%
St. John	(46,445)	(46,695)	250	(0.5)%
Sergio Rossi	(18,923)	(23,097)	4,174	(18.1)%
Other and holding companies	(3,765)	(4,589)	824	(18.0)%
Eliminations and unallocated	4,035	5,124	(1,089)	(21.3)%
Total	(206,942)	(224,850)	17,908	(8.0)%

Marketing and selling expenses for the year ended December 31, 2024 amounted to €206.9 million, a decrease of €17.9 million (or (8.0)%), compared to €224.9 million for the year ended December 31, 2023.

By segment, the decrease in marketing and selling expenses was mainly related to (i) a decrease of €9.5 million (or (12.0)%) from Wolford, (ii) a decrease of €4.3 million (or (5.6)%) from Lanvin, (iii) a decrease of €4.2 million (or (18.1)%) from Sergio Rossi, and (iv) a decrease of €0.3 million (or (0.5)%) from St. John.

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

Year ended December 31, 2025 compared with year ended December 31, 2024

Our consolidated contribution loss decreased by €3.7million (or (10.8)%) to €30.7 million for the year ended December 31, 2025 from €34.4 million in 2024. The decrease was mainly related to (i) reduction in loss of €5.5 million from Wolford, (ii) reduction in loss of €1.9 million from St. John, which were partially offset by an increase in loss from Sergio Rossi of €2.9 million.

Year ended December 31, 2024 compared with year ended December 31, 2023

Our consolidated contribution profit decreased by €50.0 million (or (321.5)%) to €34.4 million loss for the year ended December 31, 2024 from €15.6 million in 2023. The decrease was mainly related to (i) a decrease of €22.9 million from Wolford, (ii) a decrease of €11.8 million from Lanvin, (iii) a decrease of €8.4 million from Sergio Rossi, and (iv) a decrease of €2.7 million from St. John.

General and administrative expenses

General and administrative expenses include administrative and management staff costs, product creation and sample costs, rent, depreciation, and amortization expenses for our administrative staff, as well as IT system development and maintenance expenses.

Year ended December 31, 2025 compared with year ended December 31, 2024

General and administrative expenses decreased to €107.3 million or by (1.6)% for the year ended December 31, 2025, from €109.0 million for the year ended December 31, 2024. General and administrative expenses increased as a percentage of revenue to 44.6% for the year ended December 31, 2025 from 37.3% for the year ended December 31, 2024, due to expense deleverage on lower revenue.

Year ended December 31, 2024 compared with year ended December 31, 2023

General and administrative expenses decreased to €109.0 million or by (15.6)% for the year ended December 31, 2024, from €129.2 million for the year ended December 31, 2023. But general and administrative expenses increased as a percentage of revenue to 37.3% for the year ended December 31, 2024 from 33.4% for the year ended December 31, 2023, due to expense deleverage on lower revenue.

Other operating income and expenses

Other operating income and expenses include foreign exchange gains or losses and impairment losses.

Year ended December 31, 2025 compared with year ended December 31, 2024

Other operating income and expenses decreased to €10.6 million loss for the year ended December 31, 2025 from €7.9 million gain for the year ended December 31, 2024, mainly due to foreign exchange loss compared to gain in the same period in 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Other operating income and expenses increased to €7.9 million gain for the year ended December 31, 2024 from €4.5 million loss for the year ended December 31, 2023, mainly due to foreign exchange gain compared to loss in the same period in 2023.

Loss from operations before non-underlying items

Year ended December 31, 2025 compared with year ended December 31, 2024

Loss from operations before non-underlying items for the year ended December 31, 2025 increased by €48.6 million (or (29.2)%) to €215.4 million, compared to €166.8 million for the year ended December 31, 2024. The increase in loss from operations before non-underlying items was due to (i)the increase of impairment of goodwill and brand, (ii) the increase of loss of other operating income and expenses, partially offset by the decrease of contribution loss and saving in general and administrative expenses.

Year ended December 31, 2024 compared with year ended December 31, 2023

Loss from operations before non-underlying items for the year ended December 31, 2024 increased by €48.6 million (or (41.1)%) to €166.8 million, compared to €118.2 million for the year ended December 31, 2023. The increase of loss from operations before non-underlying items was due to the decrease of gross profit which was not sufficiently offset by the decrease of expenses.

Adjusted EBITDA

Year ended December 31, 2025 compared with year ended December 31, 2024

Adjusted EBITDA, which is a non-IFRS financial measure, for the year ended December 31, 2025 increased to €(90.1) million from €(93.5) million for the year ended December 31, 2024. This increase was mainly due to reduction in marketing and selling expenses and general administrative expenses, partially offset by decrease of gross profit. Adjusted EBITDA as a percentage of total revenue decreased to (37.5)% in 2025 from (32.1)% in 2024. See “—Non-IFRS Financial Measures.”

Year ended December 31, 2024 compared with year ended December 31, 2023

Adjusted EBITDA, which is a non-IFRS financial measure, for the year ended December 31, 2024 decreased to €(93.5) million from €(65.3) million for the year ended December 31, 2023. This decrease was mainly due to the decrease in gross profit, which was partially offset by the decrease of expenses. Adjusted EBITDA as a percentage of total revenue decreased to (32.1)% in 2024 from (16.9)% in 2023. See “—Non-IFRS Financial Measures.”

Non-underlying items

Non-underlying items comprise net gains on disposals, negative goodwill from acquisition of a subsidiary, impairment on assets classified as held for sale, restructuring costs, government grants and others.

Year ended December 31, 2025 compared with year ended December 31, 2024

The non-underlying items were €16.3 million loss or (6.8)% of revenues for the year ended December 31, 2025, versus €10.2 million gain or 3.5% of revenues for the year ended December 31, 2024. The decrease in the non-underlying items by €26.5 million (or (258.8)%) was mainly due to restructuring cost.

Year ended December 31, 2024 compared with year ended December 31, 2023

The non-underlying items were €10.2 million gain or 3.5% of revenues for the year ended December 31, 2024, versus €3.8 million loss or (1.0)% of revenues for the year ended December 31, 2023. The increase in the non-underlying items by €14.0 million (or (370.9)%) was mainly due to an increase of net gain of €5.4 million on disposals and a net decrease of €6.4 million on cost in respect of disputes.

Operating Loss

Year ended December 31, 2025 compared with year ended December 31, 2024

Operating loss for the year ended December 31, 2025 amounted to €231.6 million, an increase of €75.1 million or 48.0%, compared to €156.5 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Operating loss for the year ended December 31, 2024 amounted to €156.5 million, an increase of €34.6 million or 28.3%, compared to €122.0 million for the year ended December 31, 2023. The increase in operating loss was resulted from an increase in loss from operations before non-underlying items and the decrease of non-underlying items.

Finance cost - (net)

Finance costs (net) primarily include income and expenses relating to our interest income and expenses on financial assets and liabilities, including interest expense resulting from IFRS 16 lease liability.

Year ended December 31, 2025 compared with year ended December 31, 2024

Finance costs for the year ended December 31, 2025 amounted to €35.5 million, an increase of €6.1million or 20.7%, compared to finance costs of €29.4 million for the year ended December 31, 2024. The increase was primarily attributable to the increase of €14.8 million in interest expenses on borrowings, partially offset by net foreign exchange gains of €7.6 million and decrease of interest expenses on leased liabilities of €0.9 million.

Year ended December 31, 2024 compared with year ended December 31, 2023

Finance costs for the year ended December 31, 2024 amounted to €29.4 million, an increase of €9.4 million or 46.9%, compared to finance costs of €20.0 million for the year ended December 31, 2023. The increase was primarily attributable to an increase of €8.7 million of interest expense on borrowings and an increase of €0.4 million of interest expense on lease liability.

Loss before income tax

Year ended December 31, 2025 compared with year ended December 31, 2024

Loss before income tax for the year ended December 31, 2025 amounted to €267.1million, an increase of €81.2 million or (43.7)%, compared to €185.9 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Loss before income tax for the year ended December 31, 2024 amounted to €185.9 million, an increase of €43.9 million or 30.9%, compared to €142.0 million for the year ended December 31, 2023.

Income tax benefits / (expenses)

Income taxes include the current taxes on the results of our operations and any changes in deferred income taxes.

Year ended December 31, 2025 compared with year ended December 31, 2024

Income tax expenses for the year ended December 31, 2025 amounted to €15.8 million benefit, decreased by €18.9 million, compared to €3.1 million losses for the year ended December 31, 2024.

The decrease in income tax expenses for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily due to recognition of deferred income taxes €15.8 million in 2025, compared to €0.5 million loss in 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Income tax expenses for the year ended December 31, 2024 amounted to €3.1 million losses, decreased by €0.2 million, compared to €3.3 million losses for the year ended December 31, 2023.

The decrease in income tax expenses for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to €0.5 million deferred taxes loss in 2024, compared to €2.3 million loss in 2023.

Loss from discontinued operations

At the end of 2025, management approved a plan for the strategic carve-out of Caruso. This decision was driven by the Group’s commitment to refocus its operations on the sustainable development of heartland brands. As a result, the Group has concluded that the conditions in IFRS 5 were met at the balance sheet date and so the assets and liabilities of Caruso are classified as held for sale, with its results for the period presented as discontinued operations.

Total loss from discontinued operations amounted to €12.0 million for the year ended December 31, 2025, mainly attributable to the fair value loss.

Loss for the year

Year ended December 31, 2025 compared with year ended December 31, 2024

Loss for the year ended December 31, 2025 amounted to €263.3 million, an increase of €74.1 million or 39.1%, compared to €189.3 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared with year ended December 31, 2023

Loss for the year ended December 31, 2024 amounted to €189.3 million, an increase of €43.0 million or 29.4%, compared to €146.3 million for the year ended December 31, 2023.

Results by Segment

Year ended December 31, 2025 compared with year ended December 31, 2024

The following is a discussion of revenues, gross profit and contribution profit for each segment for the year ended December 31, 2025 as compared to the year ended December 31, 2024.

Lanvin Segment

The following table sets forth revenues and gross profit for the Lanvin segment for the years ended December 31, 2025 and 2024:

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2025	2024	2025 vs 2024%
Revenues	57,627	82,720	(25,093)	(30.3)%
Gross profit	33,675	48,440	(14,765)	(30.5)%
Gross profit margin	58.4%	58.6%	(0.2)%	—
Marketing and selling expenses	(56,818)	(72,241)	15,423	(21.3)%
Contribution profit/(loss)(1)(3)	(23,143)	(23,801)	658	(2.8)%
Contribution profit margin(2)(3)	(40.2)%	(28.8)%	(11.4)%	—
(1)Contribution profit equals gross profit less marketing and selling expenses.
(2)Contribution profit margin equals contribution profit divided by revenue.
(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2025 decreased to €57.6 million, a decrease of €25.1 million (or (30.3)%) compared to €82.7 million for the year ended December 31, 2024. The decrease was mainly attributed to the brand’s creative transition in the first half of 2025, the strategic optimization of retail channels and market headwinds. With the launch of the new collection in the second half of 2025, there were sequential improvements in the second half of the year.

DTC revenues decreased by 25.7% from €43.6 million for the year ended December 31, 2024, to €32.4 million for the year ended December 31, 2025. The decline in DTC channels was mainly due to the strategic optimization of retail store network in Greater China and North America.

Wholesale revenues decreased by 47.1% from €27.1 million for the year ended December 31, 2024, to €14.3 million for the year ended December 31, 2025, mainly due to the brand’s creative transition in the first half of 2025 and market headwinds. The wholesale revenues as percentage of Lanvin’s total revenues decreased from 32.8% in 2024 to 24.9% in 2025.

Gross profit

Gross profit for the year ended December 31, 2025 decreased to €33.7 million, a decrease of €14.8 million (or (30.5)%) compared to €48.4 million for the year ended December 31, 2024, primarily due to lower revenue. Gross margin rate for the year ended December 31, 2025 remained stable at 58.4%, as compared with 58.6% for the year ended December 31, 2024.

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2025 was €23.1million (or (40.2)% of revenue), a reduction in loss of €0.7million from the €23.8 million loss (or (28.8)% of revenue) for the year ended December 31, 2024, reflecting efforts to optimize store network and increasing cost efficiency.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2025 and 2024:

	For the years		Increase
	ended December 31,		/ (Decrease)
(Euro thousands, except percentages)	2025	2024	2025 vs 2024%
Revenues	75,586	87,891	(12,305)	(14.0)%
Gross profit	43,960	50,995	(7,035)	(13.8)%
Gross profit margin	58.2%	58.0%	0.2%	—
Marketing and selling expenses	(57,089)	(69,603)	12,514	(18.0)%
Contribution profit/(loss)(1)(3)	(13,129)	(18,608)	5,479	(29.4)%
Contribution profit margin(2)(3)	(17.4)%	(21.2)%	3.8%	—
(1)Contribution profit equals gross profit less marketing and selling expenses.
(2)Contribution profit margin equals contribution profit divided by revenue.
(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2025 amounted to €75.6 million, a decrease of €12.3 million (or (14)%) compared to €87.9 million for the year ended December 31, 2024. The decrease was mainly due to strategic optimization of offline stores.

Gross profit

Gross profit margin for the year ended December 31, 2025 increased to 58.2% from 58.0% for the year ended December 31, 2024. Gross profit decreased by €7.0 million to €44.0 million for the year ended December 31, 2025, compared to €51.0 million for the year ended December 31, 2024. The decrease in gross profit in 2025 versus the previous year was primarily attributable to the decrease in sales.

Contribution profit/(loss)

For the year ended December 31, 2025, contribution loss was €13.1 million (or (17.4)% of revenue), representing a €5.5 million improvement from the €18.6 million loss (or (21.2)% of revenue) reported for the year ended December 31, 2024. This was primarily driven by lower marketing and selling expenses, which decreased to €57.1 million (75.5% of revenue) in 2025 from €69.6 million (79.2% of revenue) in 2024.

The decline in marketing and selling expenses in 2025 was primarily attributed to reductions in rental expenses, sales personnel costs, and marketing activities. This decrease was due to the closure of non-profitable stores and a strategic shift of focus on the wholesale channel.

St. John Segment

The following table sets forth revenues and gross profit for the St. John segment for the years ended December 31, 2025 and 2024:

	For the years ended		Increase/
	December 31,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	78,238	79,267	(1,029)	(1.3)%
Gross profit	53,599	54,451	(852)	(1.6)%
Gross profit margin	68.5%	68.7%	(0.2)%	—
Marketing and selling expenses	(43,738)	(46,445)	2,707	(5.8)%
Contribution profit/(loss)(1)(3)	9,861	8,006	1,855	23.2%
Contribution profit margin(2)(3)	12.6%	10.1%	2.5%	—
(1)Contribution profit equals gross profit less marketing and selling expenses.
(2)Contribution profit margin equals contribution profit divided by revenue.
(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2025 amounted to €78.2 million, a decrease of €1.1 million (or (1.3)%) compared to €79.3 million for the year ended December 31, 2024. The decrease was mainly driven by foreign exchange losses on the USD/EUR rate.

Gross profit

Gross profit for the year ended December 31, 2025 was €53.6 million, a decrease of €0.9 million compared to €54.5 million for the year ended December 31, 2024. Gross profit margin landed at 68.5% in the year ended December 31, 2025 versus 68.7% for the year ended December 31, 2024. Gross profit margin remained stable despite the pressure from U.S. duties in Q1 2025 and foreign exchange losses on the USD/EUR rate. This achievement was mainly due to worldwide outsourcing actions, which contributed to lower Cost of Goods Sold (COGS).

Contribution profit/(loss)

Contribution profit for the year ended December 31, 2025 was €9.9 million (or (12.6)% of revenue), versus a contribution profit of €8.0 million (or (10.1)% of revenue) for the year ended December 31, 2024. Marketing and selling expenses decreased to €43.7 million (or (55.9)% of revenue) in 2025 from €46.4 million (or (58.6)% of revenue) in 2024.

The decrease in both the dollar amount and the percentage of marketing and selling expenses relative to sales was primarily attributed to strategic channel optimization, particularly the exit from the retail channel in Mainland China.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2025 and 2024:

	For the years ended		Increase/
	December 31,		(Decrease)
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Revenues	29,535	41,910	(12,375)	(29.5)%
Gross profit	9,479	17,867	(8,388)	(46.9)%
Gross profit margin	32.1%	42.6%	(10.5)%	—
Marketing and selling expenses	(13,425)	(18,923)	5,498	(29.1)%
Contribution profit/(loss)(1)(3)	(3,946)	(1,056)	(2,890)	273.7%
Contribution profit margin(2)(3)	(13.4)%	(2.5)%	(10.9)%	—
(1)Contribution profit equals gross profit less marketing and selling expenses.
(2)Contribution profit margin equals contribution profit divided by revenue.
(3)Contribution profit and contribution profit margin are non-IFRS financial measures.

Revenues

Revenues for the year ended December 31, 2025 amounted to € 29.5 million, a decrease of €12.4 million (or (29.5)%) compared to €41.9 million for the year ended December 31, 2024. The decrease was primarily due to global market softness and the strategic optimization of retail channels in Greater China.

Gross profit

Gross profit for the year ended December 31, 2025 was €9.5 million, a decrease of €8.4 million compared to €17.9 million for the year ended December 31, 2024. Gross profit margin decreased to 32.1% in the year ended December 31, 2025 compared to 42.6% for the year ended December 31, 2024, mainly due to lower net revenue, coupled with higher proportion of low margin business.

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2025 was €3.9 million (or (13.4)% of revenue), versus a contribution loss of €1.1 million (or (2.5)% of revenue) for the year ended December 31, 2024. Marketing and selling expenses declined to €13.4 million (or (45.5)% of revenue) in 2025 from €18.9 million (or (45.2)% of revenue) in 2024, driven by the optimization of retail channels in Greater China and improved cost efficiency.

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

Revenues

Revenues for the year ended December 31, 2024 decreased to €82.8 million, a decrease of €29.0 million (or (26.0)%) compared to €111.7 million for the year ended December 31, 2023. The decrease is mainly attributable to market headwinds and Lanvin’s transition of artistic director.

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

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2024 was €23.8 million (or (28.8)% of revenue), a further loss of €11.8 million from the €12.0 million loss (or (10.7)% of revenue) for the year ended December 31, 2023.

The increase in contribution loss was mainly due to the loss in gross margin and expense deleverage on lower revenue. Going forward, we expect our marketing and selling expenses to decline as a percentage of revenues as we scale and further improve our operational efficiency in stores and directly operated online channels.

Wolford Segment

The following table sets forth revenues and gross profit for the Wolford segment for the years ended December 31, 2024 and 2023:

	For the years ended		Increase/
	December 31,		(Decrease)
			2024 vs
(Euro thousands, except percentages)	2024	2023	2023	%
Revenues	87,891	126,280	(38,389)	(30.4)%
Gross profit	50,995	83,339	(32,344)	(38.8)%
Gross profit margin	58.0%	66.0%	(8.0)%	—
Marketing and selling expenses	(69,603)	(79,060)	9,457	(12.0)%
Contribution profit/(loss)(1)(3)	(18,608)	4,279	(22,887)	(534.9)%
Contribution profit margin(2)(3)	(21.2)%	3.4%	(24.6)%	—

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

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2024 was €18.6 million (or (21.2)% of revenue), versus a profit of €4.3 million (or (3.4)% of revenue) for the year ended December 31, 2023. Marketing and selling expenses decreased to €69.6 million (or (79.2)% of revenues) in the year ended December 31, 2024 from €79.1 million (or (62.6)% of revenues) for the year ended December 31, 2023.

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

Contribution profit/(loss)

Contribution profit for the year ended December 31, 2024 was €8.0 million (or (10.1)% of revenue), versus a contribution profit of €10.7 million (or (11.8)% of revenue) for the year ended December 31, 2023, driven by the loss in revenues. Marketing and selling expenses decreased to €46.4 million (or (58.6)% of revenue) in 2024 from €46.7 million (or (51.7)% of revenue) in 2023.

The decrease in marketing and selling expenses was mainly due to the cost saving in Greater China. The percentage of marketing and selling expenses of revenue increased to 58.6% in 2024 from 51.7% in 2023 was mainly due to the decrease in revenue and expense deleverage on lower revenues.

Sergio Rossi Segment

The following table sets forth revenues and gross profit for the Sergio Rossi segment for the years ended December 31, 2024 and 2023:

	For the years		Increase/
	ended December 31,		(Decrease)
(Euro thousands, except percentages)	2024	2023	2024 vs 2023%
Revenues	41,910	59,518	(17,608)	(29.6)%
Gross profit	17,867	30,435	(12,568)	(41.3)%
Gross profit margin	42.6%	51.1%	(8.5)%	—
Marketing and selling expenses	(18,923)	(23,097)	4,174	(18.1)%
Contribution profit/(loss)(1)(3)	(1,056)	7,338	(8,394)	(114.4)%
Contribution profit margin(2)(3)	(2.5)%	12.3%	(14.8)%	—

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

Contribution profit/(loss)

Contribution loss for the year ended December 31, 2024 was €1.1 million (or (2.5)% of revenue), versus a contribution profit of €7.3 million (or (12.3)% of revenue) for the year ended December 31, 2023. Marketing and selling expenses decreased to €18.9 million (or (45.2)% of revenue) in 2024 from €23.1 million (or (38.8)% of revenue) in 2023, as a result of cost control and implementation of efficiency improvement measures.

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

The table below reconciles revenue to contribution profit and contribution profit margin for the periods indicated.

	For the years ended December 31,
(Euro thousands, except percentages)	2025	2024*	2023*
Revenue	240,498	291,864	386,976
Cost of Sales	(100,620)	(119,368)	(146,576)
Gross profit	139,878	172,496	240,400
Marketing and selling expenses	(170,591)	(206,942)	(224,850)
Contribution profit	(30,713)	(34,446)	15,550
Contribution profit margin	(12.8)%	(11.8)%	4.0%

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, net finance cost, share based compensation, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, impairment loss on a disposal group classified as held for sale, restructuring cost, provision or reversal of provision for disputed-related cost and government grants.

The table below reconciles loss for the year to adjusted EBIT for the periods indicated.

	For the years ended December 31,
(Euro thousands, except percentages)	2025	2024*	2023*
Loss for the year	(263,345)	(189,295)	(146,253)
Add / (Deduct) the impact of:
Loss from discontinued operations	11,982	289	954
Income tax benefits / (expenses)	(15,775)	3,086	3,323
Finance cost–net	35,490	29,398	20,014
Non–underlying items	16,263	(10,243)	3,781
Loss from operations before non–underlying items	(215,385)	(166,765)	(118,181)
Add / (Deduct) the impact of:
Share based compensation	184	551	2,749
Adjusted EBIT	(215,201)	(166,214)	(115,432)

Adjusted EBITDA

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including net gains on disposal of long-term assets, impairment loss on a disposal group classified as held for sale, restructuring cost, provision or reversal of provision for disputed-related cost and government grants.

The table below reconciles loss for the year to adjusted EBITDA for the periods indicated.

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Loss for the year	(263,345)	(189,295)	(146,253)
Add / (Deduct) the impact of:
Loss from discontinued operations	11,982	289	954
Income tax benefits / (expenses)	(15,775)	3,086	3,323
Finance cost–net	35,490	29,398	20,014
Non–underlying items	16,263	(10,243)	3,781
Loss from operations before non–underlying items	(215,385)	(166,765)	(118,181)
Add / (Deduct) the impact of:
Share based compensation	184	551	2,749
Provisions and impairment losses	72,608	35,027	(265)
Net foreign exchange (gains) / losses	13,248	(7,709)	4,610
Depreciation/Amortization	39,231	45,349	45,794
Adjusted EBITDA	(90,114)	(93,547)	(65,293)

B.Liquidity and Capital Resources

Overview

We and our portfolio brands’ principal sources of liquidity have been through issuance of additional Ordinary Shares and preferred shares, loans from our shareholder Fosun International (including its subsidiaries and joint ventures), and bank borrowings, and which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2025, 2024 and 2023, we had cash and cash equivalents of €28.3 million, €18.0 million and €27.9 million, respectively.

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

On June 27, 2025, we consummated the following transactions pursuant to a share buyback agreement with Meritz dated June 27, 2025: (i) Meritz sold and surrendered, and we repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to €48.1 million and (ii) we issued to Meritz a fixed rate 11.40% secured loan note for a principal amount equal to the Repurchase Price. Pursuant to the Loan Note, we agreed to repay the Loan in two instalments by repaying (i) €8.5 million on June 30, 2025, and (ii) all outstanding amounts of the Loan on December 14, 2026. We granted certain rights to Meritz, which are governed by the terms and conditions set forth in the Loan Note, including the cash pay interest obligations, the mandatory prepayment obligation, and the coverage ratio prepayment obligation.

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

As a growing business, we may need additional cash resources from time to time to meet our obligations and fund our business and capital expenditures for the foreseeable future, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. Our shareholder Fosun International will continue to provide adequate support to us, in order to maintain our continued operation and also strategic growth plan for at least 36 months after December 31, 2025. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may also seek to issue equity or debt securities or obtain credit facilities. A decline in the market price of our Ordinary Shares, resulting from sale of all or substantial amounts of the Ordinary Shares or Warrants being offered pursuant to our effective registration statement, or the perception in the market that our existing securityholders may or intend to sell all or a significant portion of such securities, could adversely affect our ability to issue additional securities and our ability to raise additional capital on acceptable terms at a time that we deem appropriate or at all in the future. See “Item 3. Key Information—D. Risk Factors—We expect to incur negative operating cash flows in the next few years and may need to raise substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, scale back or discontinue some of our businesses, operations, investments, acquisitions or other growth initiative” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities” for more details. In addition, issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

Year ended December 31, 2025 compared to the year ended December 31, 2024

The following table summarizes the cash flows provided by/used in operating, investing and financing activities for each of the years ended December 31, 2025 and 2024. Refer to the consolidated cash flows statement and accompanying notes included elsewhere in this annual report for additional information.

	For the years ended		Increase/
	December 31,		Decrease
			2025 vs
(Euro thousands, except percentages)	2025	2024	2024	%
Net cash used in operating activities	(107,308)	(59,381)	(47,927)	80.7%
Net cash generated from/(used in) investing activities	1,658	(125)	1,783	(1,426.4)%
Net cash generated from financing activities	119,357	49,066	70,291	143.3%
Net change in cash and cash equivalents	13,707	(10,440)	24,147	(231.3)%
Cash and cash equivalents less bank overdrafts at the beginning of the year	18,043	27,850	(9,807)	(35.2)%
Effect of foreign exchange differences on cash and cash equivalents	(1,040)	633	(1,673)	(264.3)%
Cash and cash equivalents less bank overdrafts at the end of the year	30,710	18,043	12,667	70.2%

Net cash used in operating activities

Net cash used in operating activities increased by €47.9 million to €107.3 million for the year ended December 31, 2025 from €59.4 million for the year ended December 31, 2024. The increase was primarily attributable to (i) a decrease in trade payables, and (ii) loss for the period.

Net cash generated from/(used in) investing activities

Net cash generated from investing activities increased by €1.8 million to €1.7 million or the year ended December 31, 2025 from €(0.1) million net cash used for the year ended December 31, 2024. The increase was primarily attributable to (i) the decrease of payment for the purchase of long-term assets from €13.0 million in 2024 to €2.8 million in 2025, and (ii) the decrease in proceeds from disposal of long-term assets from €12.9 million in 2024 to €4.5 million in 2025.

Net cash flows generated from financing activities

Net cash flows generated from financing activities increased by €70.3 million to €119.4 million for the year ended December 31, 2025 from €49.1 million for the year ended December 31, 2024. The increase in cash flows from financing activities was primarily attributable to (i) increase of net borrowings, and (ii) an increase of proceeds from financing of intangible assets.

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

Net cash used in operating activities

Net cash used in operating activities increased by €1.5 million to €(59.4) million for the year ended December 31, 2024 from €(57.9) million for the year ended December 31, 2023. The increase was primarily attributable to an increase in loss for the year of €43.0 million (or (29.4)%) to €189.3 million, which was partially offset by a decrease in trade receivables of €17.6 million (or (38.5)%) to €28.1 million at the end of 2024.

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

Meritz Private Placement and Loan

2023 Private Placement

On December 14, 2023, we consummated the following transactions pursuant to the Meritz SBSA and the Amended and Restated Meritz Relationship Agreement, both dated December 1, 2023: (i) Meritz sold and surrendered, and we repurchased from Meritz one Convertible Preference Share and 4,999,999 Ordinary Shares for a price equal to $54.5 million, or the repurchase price; and immediately thereafter, we issued 19,050,381 Ordinary Shares (the “Subscription Shares”) to Meritz at a total subscription price equal to $69.5 million (the “Total Subscription Price”). The shares repurchased were issued to Meritz in 2022. The Subscription Shares were structured into two tranches, with the subscription price for the first tranche shares equal to the repurchase price, and the subscription price for the second tranche shares equal to $15.0 million.

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

2025 Private Placement and Loan

On June 27, 2025, we consummated the following transactions pursuant to a share buyback agreement with Meritz dated June 27, 2025 (the “2025 Meritz Share Buyback Agreement”): (i) Meritz sold and surrendered, and we repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to €48.1 million (the “Repurchase Price”) and (ii) we issued to Meritz a fixed rate 11.40% secured loan note (the “Loan Note”) for a principal amount equal to the Repurchase Price (the “Loan”). Pursuant to the Loan Note, we agreed to repay the Loan in two instalments by repaying (i) €8.5 million on June 30, 2025, and (ii) all outstanding amounts of the Loan on December 14, 2026. We granted certain rights to Meritz, which are governed by the terms and conditions set forth in the Loan Note, including the cash pay interest obligations, the mandatory prepayment obligation, and the coverage ratio prepayment obligation as described below.

Cash Pay Interest Obligations

We are obligated to pay Meritz the amount of interest on the Loan in cash at a percentage equal to 5% per annum on the last day of each interest period. Interest period shall be three months and shall not extend beyond December 14, 2026, except that the first interest period for the Loan shall start on June 27, 2025 and end on September 30th, 2025. Each subsequent interest period shall start on the last day of the preceding interest period.

Mandatory Prepayment Obligations

In the event that a Mandatory Prepayment Event occurs, within 90 days after occurrence of such, Meritz may deliver a written notice requesting us to prepay the Loan and accrued interest within 30 days of receipt of such notice.

“Mandatory Prepayment Event” means, among other things, insolvency, bankruptcy, liquidation or winding up of, and Mr. Guo Guangchang ceasing to have control of Fosun International Limited (“Fosun International”) or us, delisting or suspension of trading of shares of Fosun International for 15 consecutive trading days, delisting or suspension of trading of our shares for 5 consecutive trading days, non-payment us with respect to borrowings over specified amount when due or within any originally applicable grace period, our borrowings being declared due and payable as a result of any event of default, our failure to pay Meritz any cash pay interest, or the average closing price of our Ordinary Shares in any 3 consecutive trading days is less than US$1.00 per share (subject to any adjustment as a result of any share split or consolidation of our Ordinary Shares).

Coverage Ratio Prepayment Obligations

In the event that a pre-agreed coverage ratio is below 175% on any date while the Loan Note remains outstanding, within 15 business days after occurrence of such, Meritz may deliver a written notice requesting us to prepay the Loan within three business days after receipt of such notice, to the extent that the coverage ratio, after giving effect to such repayment, will increase to a level that is no lower than 200%.

“Coverage Ratio” equals to (a) the aggregate sum of (i) market value of our Ordinary Shares charged as security; and (ii) 60% of market value of certain shares of Fosun Tourism Group (“FTG”) held by Fosun International charged as security, divided by (b) the amount of the outstanding Loan.

Security

Our payment obligations under the Loan Note are secured by a charge over our certain Ordinary Shares and certain shares of FTG held by Fosun International.

As of the date of this report, our obligations were secured by 53,671,565 Ordinary Shares. Upon repayment of and subject to certain other conditions, our Ordinary Shares and shares of FTG charged by Fosun International will be released.

Events of Default

“Events of Defaults” are deemed to have occurred if we fail to fulfill our repayment obligations with respect to the Loan, including the mandatory prepayment obligation, or the coverage ratio prepayment obligation.

If an Event of Default occurs, Meritz has the right to declare that all or part of the Loan, together with accrued interest, be immediately due and payable, or payable demand, and/or exercise any or all of its rights or remedies under the security documents.

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

As of December 31, 2025, borrowings amounted to €3.0 million were guaranteed by a third party SACE S.p.A. As of December 31, 2025, borrowings amounted to €4.0 million were secured by pledges of our assets including property, plant and equipment, inventories and trade receivables.

Our unsecured borrowings are principally used for operations. The borrowings for the year ended December 31, 2025 are at rates ranging from 3.85% to 10% per annum.

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

We are subject to certain covenants, including financial and otherwise, under our financing agreements. As of December 31, 2025, we were in material compliance with all covenants.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2025:

	Payments Due by Period
	On	Less than	1 to 3	Over 3
(Euro thousands, except percentages)	demand	1 year	years	years	Total
Trade payables	33,970	11,829	—	—	45,799
Other current liabilities	12,187	91,650	—	—	103,837
Lease liabilities	—	45,852	49,222	57,500	152,574
Borrowings	—	325,067	9,618	70	334,755
Total contractual obligations	46,157	474,398	58,840	57,570	636,965

Other non-current liabilities (bonds and other)

As of December 31, 2025, 2024 and 2023, we had bonds and other related to government grants and others of €30.2 million, €16.0 million and €14.7 million, respectively.

Cash and Cash Equivalents

The table below sets forth the breakdown of our cash and cash equivalents as of the dates indicated.

	For the years ended
	December 31			Increase/ (Decrease)
				2025 vs		2024 vs
(Euro thousands, except percentages)	2025	2024	2023	2024	%	2023	%
Cash on hand	155	566	710	(411)	(72.6)%	(144)	(20.3)%
Bank balances	28,128	17,477	27,420	10,651	60.9%	(9,943)	(36.3)%
Cash and cash equivalents	28,283	18,043	28,130	10,240	56.8%	(10,087)	(35.9)%
Restricted cash	—	—	—	—	—	—	—
Cash and bank balances	28,283	18,043	28,130	10,240	56.8%	(10,087)	(35.9)%

The cash and cash equivalents (which include cash on hand and bank balances) were offset by bank overdrafts of nil, nil and €0.3 million as of December 31, 2025, 2024 and 2023, respectively. Our cash and cash equivalents are held with reputable commercial banks at various jurisdictions including Greater China, France, Italy and U.S. Certain jurisdictions may not have official deposit insurance program or agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at commercial banks in such jurisdictions.

We may be subject to restrictions which limit our ability to use cash. In particular, our cash held at banks in China is subject to certain repatriation restrictions and may only be repatriated as dividends. We do not believe that such transfer restrictions have any adverse impacts on our ability to meet liquidity requirements. There was no material restricted cash as of December 31, 2025, 2024 and 2023.

Other current assets

The table below sets forth the breakdown of our other current assets as of the dates indicated.

	For the years ended
	December 31			Increase/ (Decrease)
				2025 vs		2024 vs
(Euro thousands, except percentages)	2025	2024	2023	2024	%	2023	%
Tax recoverable	5,781	7,444	7,078	(1,663)	(22.3)%	366	5.2%
Advances and payments on account to vendors	3,721	4,261	4,486	(540)	(12.7)%	(225)	(5.0)%
Prepaid expenses	4,291	5,592	5,374	(1,301)	(23.3)%	218	4.1%
Deposits of rental, utility and other	1,983	1,808	1,859	175	9.7%	(51)	(2.7)%
Other receivable of royalties	1,428	4,975	4,147	(3,547)	(71.3)%	828	20.0%
Other	5,464	5,032	2,706	432	8.6%	2,326	86.0%
Total other current financial assets	22,668	29,112	25,650	(6,444)	(22.1)%	3,462	13.5%

Off–Balance Sheet Arrangements

The Group has evaluated subsequent events through April 30, 2026 which is the date the Consolidated Financial Statements were authorized for issuance and identified the following events, all of which are non-adjusting as defined in IAS 10:

Sale of the Caruso Brand

On February 6, 2026, the Group completed the sale of 100% of the share capital of Caruso to MondeVita Italy S.r.l., a subsidiary of Mondevo Group. The transaction reflects the Group’s commitment to focus on the sustainable development of heartland brands. As a result of this transaction, Caruso Brand is presented as a discontinued operation in these financial statements.

Strategic Partnership for the Sergio Rossi Factory

In January 2026, the Group completed a strategic transaction involving Sergio Rossi factory in San Mauro Pascoli. The transaction was structured whereby Sergio Rossi established a new subsidiary (“Newco”) and transferred the factory’s assets (including land, buildings, and machinery) and necessary workforce into it. Subsequently, the Group sold a 70% equity stake in this Newco to the Massimo Bonini Group (“Bonini”), a global leader in the distribution and wholesale of luxury fashion footwear. The Group, through Sergio Rossi, retain the remaining 30% minority stake in the entity.

A key objective of the transaction is to transition Sergio Rossi to an asset-light business model with improved flexibility in business development as substantial fixed costs shifted to variable costs.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The Company performs its annual impairment assessment of goodwill as well as brand intangibles during the fourth quarter of each fiscal year. The Company determined that except Lanvin brand, there was no impairment in fiscal 2025 as the fair values of the Wolford and St. John cash generating units and indefinite-lived brands and the fair value of Sergio Rossi’s indefinite-lived brands significantly exceeded their carrying values.

In contrast, the Lanvin brand was subject to an impairment during fiscal 2025. We acquired Lanvin five years ago with a long-term vision for growth and integration. Since the second half of last year, however, the luxury market has experienced a noticeable slowdown, driven by weaker consumer sentiment in key markets and a more cautious retail environment globally. As part of our commitment to financial discipline, we have recognized an impairment to reflect these evolving market conditions. While this is a prudent and necessary step, we remain confident in Lanvin’s long-term potential and continue to pursue strategic opportunities to enhance the brand’s positioning and growth as the market stabilizes.

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

New Standards, Amendments and Interpretations under IFRS

For a description of certain recently adopted, issued or proposed accounting standards which may impact our consolidated financial statements in future reporting periods, refer to the sections “New Standards and Amendments issued by the IASB and applicable to the Lanvin Group from January 1, 2025” and “New standards, amendments and interpretations not yet effective” in Note 3.1—Summary of significant accounting policies to Lanvin Group’s consolidated financial statements included elsewhere in this annual report.

In accordance with IFRS 5, the consolidated statements of profit or loss for 2024 and 2023 (the years marked with *) have been restated (P&L items only), with the Caruso Brand presented as a discontinued operation. Other asterisked items are not subject to this restatement.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth certain information relating to our directors as of the date of this annual report.

Name	Age	Position
Zhen Huang	54	Chairman and Director
Tong “Max” Chen	45	Director
Qiang Liu	46	Director
Chao Zou	43	Director
Philippe Heim	58	Director
Mitchell Alan Garber	61	Independent Director
Jennifer Fleiss	42	Independent Director
Claes Jurjan Wouda Kuipers	63	Independent Director
Ceci Kurzman	56	Independent Director

Zhen Huang is chairman of our board of directors. He is also an Executive Director of Fosun International, the chairman of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. (SSE Stock Code: 600655), a board member of Shede Spirits Co., Ltd. (SSE Stock Code: 600702), and the vice chairman of Beijing Sanyuan Foods Co., Ltd. (SSE Stock Code: 600429). Mr. Huang is the non-executive director of Fosun Tourism Group, a company within Fosun Group. Mr. Huang was awarded “Top Ten Economic Figures in China’s Circulation Industry” and “National Outstanding Commercial Entrepreneur”. Mr. Huang holds a bachelor’s degree in economics from Shanghai University of Finance and Economics and an MBA degree from Webster University.

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

Qiang Liu is a member of our board of directors. He also serves as Fosun Global Partner, Vice President of Fosun International Limited, Co-Chief Executive Officer of Technology & Finance Overseas, and General Manager of the Strategic Development Department within Fosun. Prior to joining Fosun Group, Mr. Liu served as investment director at Pingan Trust, and investment assistant director at Pan Asian Alliance Capital. Mr. Liu holds a Bachelor’s degree in Finance from Nankai University and a Master’s degree in Finance from the Hanken School of Economics (Helsinki).

Chao Zou is a member of our board of directors. He also serves as the Executive President, and Chief Financial Officer of Shanghai Yuyuan Tourist Mart (Group) Co., Ltd., the Chairman of Supervisory Board of Tom Tailor GmbH, a board member of Shede Spirits Co., Ltd. and Jinhui Liquor Co., Ltd. (SSE Stock Code: 603919), and a board member of Shanghai Diamond Exchange. Prior to joining Fosun Group, Mr. Zou served as the Incharge of Innovation Finance Department of Shimao Group, and Assurance Manager in KPMG China. Mr. Zou holds a bachelor’s degree in business administration and a master’s degree in business management from Shanghai University of Finance and Economics. He also holds Fellow - Institute of Public Accountants (FIPA) in Australia and Fellow-Institute of Financial Accountants (FFA) in the UK.

Philippe Heim is a member of our board of directors. He has been the Co-Chief Financial Officer and Co-Chief Strategy Enabler Officer (CSEO) of Fosun International since November 15, 2024. Prior to joining Fosun International, Mr. Heim served as Chief Executive Officer of La Banque Postale; Deputy Chief Executive Officer and, earlier, Group Chief Financial Officer and member of the Group Executive Committee at Société Générale; and Senior Advisor in the Financial Services Practice at Oliver Wyman. Earlier in his career, Mr. Heim held various positions at the French Ministry of Finance and the French Embassy in Singapore. Mr. Heim graduated from the Paris School of Management (ESCP Europe, 1991), the Paris Institute of Political Studies (Sciences Po Paris, 1993) and the National School of Administration (ENA, 1997).

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

Claes Jurjan Wouda Kuipers is one of our independent directors. Before his appointment as an independent director, Mr. Wouda Kuipers spent 22 years at Ernst & Young (EY) in New York. From 2017 until his retirement in July 2020, Mr. Wouda Kuipers was EY’s Senior International Tax Partner heading the Financial Services Offices’ Tax Desks, and his previous work experience includes the following positions as: Associate General Tax Counsel at Unilever and Associate at tax law firm Loyens & Volkmaars. For the past twenty two years, Mr. Wouda Kuipers has served on the board of the Netherland-America Foundation (NAF) and now he is the Chairman of the NAF. Mr. Wouda Kuipers holds three master of law degrees (University of Amsterdam, Taxation, 1991; Erasmus University Rotterdam, Corporate Law, Civil Law, 1987).

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

Mr. Eric Chan was a member of our board of directors from January 15, 2025 until his resignation in May 2025. Mr. Chan’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise.

The following individuals comprise our senior management as of the date of this annual report:

●	Andy Lew as Executive President;
●	Jiyang Han as Chief Financial Officer; and
●	Benjamin Dornic as General Counsel.

Summary biographies of members of the senior management are set out below:

Andy Lew, 55, has been our Executive President since January 2025. In addition to this role, Mr. Lew holds several key leadership positions, serving as the Chief Executive Officer and Chairman of Lanvin, Chairman of St. John Knits, and Chairman of the Supervisory Board of Wolford. Mr. Lew brings more than 35 years of experience in the fashion industry, with a proven track record of leadership and operational excellence in the luxury sector. He oversees Lanvin Group’s operations, including strategic implementation, business development and growth, financial management, supply chain, information technology, and brand operations. He has continued to serve as a key leader within St. John Knits International Inc., with day-to-day operations managed by a newly established management committee. Prior to his leadership role at St. John Knits, Mr. Lew held senior positions at Brooks Brothers Group, Ermenegildo Zegna Group, and Nordstrom Inc., where he played a pivotal role in driving business expansion, leading high-performing teams, and navigating complex global markets. Additionally, Mr. Lew has served on the boards of August Purple, Soles4Souls, and several Brooks Brothers subsidiaries.

Jiyang Han, 41, was appointed as Chief Financial Officer of the Company, effective November 1, 2025. Mr. Han has served as Co-CIO and Assistant President of Yuyuan (SHSE: 600655) since June 2025. Prior to that, he was the M&A and Strategy Leader, Greater China at 3M Company (NYSE: MMM). From 2011 to 2019, he headed Ivory Capital’s Investment Banking team in Greater China. Earlier in his career, he worked as a CPA and Senior Consultant at Ernst & Young China. Mr. Han holds a Bachelor of Commerce degree in Accounting from the University of British Columbia.

Benjamin Dornic, 56, was appointed as General Counsel of the Company, effective December 1, 2025. Prior to that, he served as deputy Chief Risk Officer of the Fosun Happiness business group. From 2015 to 2024, he was the General Counsel and Company Secretary of Louvre Hotels Group, a European hospitality chain part of Jing Jiang International. Previously, Mr. Dornic held general counsel positions in the wines and spirits division of the LVMH group, in the Lafarge cement group and at iMediation a software company. He started his career as an attorney with Linklaters in Paris specializing in capital markets, securities and financial law. Mr. Dornic holds a Bachelor of Law degree from the University of Paris X. He received a Master of Laws degree from the University of Paris X and from the Georgetown University Law Center as well as an Executive MBA degree from HEC Paris. He is a member of the New York and Paris bars.

B.	Compensation

In 2025, we paid an aggregate of €1.896 million (based on the average exchange rate for the year of 2025) in cash compensation and benefits to our directors and executive officers as a group. Our executive officers and independent directors are also eligible for the share awards under the BF Plan. For information regarding share awards granted to our directors and executive officers, see the section entitled “ —Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

Our executive officers are employed under separate arrangements in Europe, the United States or China, depending on their principal place of work. The term of such employment varies by jurisdiction and may be renewed by mutual agreement. These arrangements generally contain customary terms relating to termination, confidentiality, non-disclosure and, in certain cases, non-competition, non-solicitation and proprietary information and inventions assignment.

We have entered into indemnification agreements with each of our directors. Under these agreements, we agree to indemnify each director against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director of the Company.

Share Incentive Plan

Brilliant Fashion Incentive Award Plan

In December 2021, we adopted a share economic beneficial interest right scheme that modifies all RSUs granted under the RSU Scheme into share economic beneficial interest rights under the share economic beneficial interest rights scheme (the “SEBIRs scheme” or “BF Plan”) administered by Brilliant Fashion Holdings Limited (“BF”), which has been established for the BF Plan. The BF Plan seeks to modify the RSU scheme originally adopted by FFG in 2020, which demonstrates our intention to attract the best available personnel and to provide additional incentives to employees, directors and consultants to us. The BF Plan provides for the issuance of up to an aggregate of 32,129,493 class B ordinary shares with the par value of $1.00 in BF (“BF Shares”), which corresponds to the economic interests in 8,651,247 Ordinary Shares (the “Awards”), by virtue of BF’s shareholding in our Company. The BF Plan allows us to grant Awards and options to purchase Awards to persons including our employees, non-employee directors and consultants. As of the date of this annual report, Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 4,250,984 Ordinary Shares are outstanding, of which Awards and options to purchase Awards that tie to the economic beneficiary interests in relation to 206,455 Ordinary Shares are held by our current directors as a group.

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

	Ordinary Shares
	Underlying
	Awards /
	Options to
	Purchase		Exercise Price	Date of	Date of
	Awards		(€/Share)	Grant	Expiration
Executive Officers
Tong “Max” Chen	*	(2)	—	April 1, 2023, December 14, 2023, 2024 and 2025	—
Mitchell Alan Garber	*	(2)	—	April 1, 2023, December 14, 2023, 2024 and 2025	—
Jennifer Fleiss	*	(2)	—	April 1, 2023, December 14, 2023, 2024 and 2025	—
Claes Jurjan Wouda Kuipers	*	(2)	—	April 1, 2023, December 14, 2023, 2024 and 2025	—
Ceci Kurzman	*	(2)	—	April 1, 2023, December 14, 2023, 2024 and 2025	—

Gong Cheng(5)	*	(1)	3.71 and 7.58	December 7, 2021	December 31, 2027
	*	(2)	—	December 7, 2021	—
Yun Cheng(3)	2,204,658	(1)	3.71 and 7.58	December 7, 2021	September 23, 2029 and 2031
	*	(2)	—	December 7, 2021	—
Kat Yu David, Chan (4)	*	(1)	3.71 and 7.58	December 7, 2021	October 27, 2027
	*	(2)	—	December 7, 2021	—
*	Less than 1% of our total outstanding shares.
(1)	Represents options to purchase Awards.
(2)	Represents Awards.

(3)	Ms. Cheng was the Chief Executive Officer of Lanvin Group since our inception until her resignation in December 2023. Ms. Cheng’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of her resignation were retained by Ms. Cheng, and unvested Awards as of the same date were forfeited and canceled.
(4)	Mr. Chan was the Chief Financial Officer of Lanvin Group until his resignation, effective October 27, 2025. Mr. Chan’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of his resignation were retained by Mr. Chan, and unvested Awards as of the same date were forfeited and canceled.
(5)	Mr. Cheng was the Chief Risk Officer and Global General Counsel until his resignation, effective December 1, 2025. Mr. Cheng’s resignation did not result from any dispute or disagreement with our Company or our board of directors regarding our practices, policies, or otherwise. Vested Awards as of the date of his resignation were retained by Mr. Cheng, and unvested Awards as of the same date were forfeited and canceled.

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

Our executive officers (i.e., chief executive officer, executive president, chief financial officer and chief risk officer) are elected by, and serve at the discretion of, the board of directors.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Claes Jurjan Wouda Kuipers, Ceci Kurzman and Mitchell Alan Garber. Mr. Wouda Kuipers is the chairperson of the audit committee. He satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Garber, Ms. Kurzman and Mr. Wouda Kuipers satisfies the requirements for an “independent director” within the meaning of the NYSE listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act and is financially literate.

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

Foreign Private Issuer Status

We are a Cayman Islands exempted company incorporated in 2021 with limited liabilities. We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. For so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	certain provisions of Section 16 of the Exchange Act, including the short-swing profit recovery provisions and restrictions on short sales applicable to insiders of U.S. domestic public companies; however, effective March 18, 2026, our directors and executive officers (i.e., our Chief Executive Officer, Executive President, Chief Financial Officer and Chief Risk Officer) are required to comply with the beneficial ownership reporting requirements under Section 16(a), including the filing of Forms 3, 4 and 5; and
●	Regulation FD, which regulates selective disclosure of material non-public information by issuers.

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

We are a non-U.S. company with foreign private issuer status and are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, our home country, may differ significantly from NYSE corporate governance listing standards. Among other things, we are not required to have:

●	a majority of the board of directors consisting of independent directors;
●	a compensation committee consisting of independent directors;
●	a nominating and corporate governance committee consisting of independent directors; or
●	regularly scheduled executive sessions with only independent directors each year.

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

D.Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.Share Ownership

The following table sets forth information as of April 21, 2026 with respect to the beneficial ownership of our Ordinary Shares by:

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

The percentage of our Ordinary Shares beneficially owned is computed on the basis of 125,595,914 Ordinary Shares issued and outstanding as of the date of April 21, 2026.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

% of Total Ordinary
Name of Beneficial Owner	Ordinary Shares	Shares / Voting Power
Principal Shareholders
Fosun International Limited(1)	90,334,215	71.92%
Fosun Fashion Holdings (Cayman) Limited(1)	18,811,415	14.98%
Brilliant Fashion Holdings Limited(2)	8,651,247	6.89%
Directors and Executive Officers(3)	—	—
Zhen Huang	—	—
Tong “Max” Chen	—	—
Qiang Liu	—	—
Philippe Heim	—	—
Chao Zou	—	—
Mitchell Alan Garber(4)	*	*
Jennifer Fleiss(5)	*	*
Claes Jurjan Wouda Kuipers(5)	*	*
Ceci Kurzman(5)	*	*
Andy Lew	—	—
Jiyang Han	—	—
All directors and executive officers as a group (11 individuals)	*	*
(1)	Based solely upon information contained in the most recent Schedule 13D/A of Fosun International, filed with the SEC on July 1, 2025, reflecting beneficial ownership as of June 27, 2025. According to this Schedule 13D/A, the aggregate amount of 90,334,215 Ordinary Shares beneficially owned by Fosun International included (i) 18,811,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly-owned by Fosun International. Yujing Fashion (BVI) Limited is wholly-owned by Yu Jing Industrial Limited, which is in turn wholly-owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd. Shanghai Yuyuan Tourist Mart (Group) Co., Ltd is majority-owned by Fosun International indirectly through a number of intermediate subsidiaries. The business address of Fosun Fashion Holdings (Cayman) Limited is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China. The business address of Yujing Fashion (BVI) Limited is Fuxing Rd East 2, Shanghai, 200010, China.

(2)	Based solely upon information contained in the most recent Schedule 13G/A of Brilliant Fashion Holdings Limited, filed with the SEC on July 14, 2025, reflecting beneficial ownership as of June 27, 2025. According to this Schedule 13G/A, it represented 8,651,247 Ordinary Shares held by Brilliant Fashion Holdings Limited, which is the settlor of our employee incentive award plan trust with Futu Trustee Limited as the trustee. See the section titled “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”
(3)	The business address of each of the directors and executive officers of the Company is 4F, 168 Jiujiang Road, Carlowitz & Co, Huangpu District Shanghai, 200001, China.
(4)	Represents (i) 421,912 Ordinary Shares held by Stephenson Management Inc., a holding company wholly-owned by Mitchell Alan Garber and his spouse Anne-Marie Boucher, and (ii) certain Ordinary Shares held by Brilliant Fashion Holdings Limited over which Mitchell Alan Garber has dispositive power due to his right to receive within 60 days after April 21, 2026 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan. The business address of Stephenson Management Inc. is 2200 Stanley Street, Montreal, Quebec H3A1R6, Canada.
(5)	Represents Ordinary Shares held by Brilliant Fashion Holdings Limited over which such person has dispositive power due to such person’s right to receive within 60 days after April 21, 2026 the economic beneficiary interest corresponding to such number of Ordinary Shares pursuant to our employee incentive award plan.
*	Less than 1% of the total number of issued and outstanding Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

According to our transfer agent, as of April 21, 2026, there were three record holders in the United States (including Cede & Co., the nominee of the Depositary Trust Company, holding approximately 66.2% of our outstanding Ordinary Shares) holding a total of 83,241,927 Ordinary Shares, representing approximately 66.2% of our total outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since some of these Ordinary Shares are held by brokers or other nominees.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Shareholder Loans

We received certain unsecured shareholder loans for working capital purposes from our shareholder Fosun International and its subsidiaries, being Shanghai Fosun High Technology (Group) Co., Ltd., Shanghai Fosun High Technology Group Finance Co., Ltd, FPI (US) I LLC and Fosun JoyGo (HK) Technology Limited. Most of such shareholder loans have interest rates ranging from 6% to 10% per annum, with terms ranging from one to two years. As of December 31, 2023, 2024 and 2025, we had amounts due to Fosun International and its subsidiaries (excluding accrued interest) of €26.9 million, €148.8 million and €327.1 million.

On March 30, 2023, Jeanne Lanvin S.A. (“JLSA”) as the borrower, LGHL as the guarantor and our shareholder Meritz as the lender entered into a facility agreement, pursuant to which Meritz made available to JLSA a facility in the sum of JPY3,714.4 million (as novated, amended and restated by the novation, amendment and restatement agreement dated August 14, 2023 between Lanvin Hong Kong Limited as the new borrower, JLSA as the original borrower and new guarantor, LGHL as guarantor and Meritz as the lender, the “Facility”). JLSA used the Facility to buy back the Lanvin trademarks owned by ITOCHU Corporation (“Itochu”) according to the buy-back agreement entered into by and between JLSA and Itochu on May 21, 2021. The Facility has a term of three years and bears a fixed interest of 9.10% per annum. As of December 31, 2024, the amount owed to Meritz (excluding accrued interest) was €16.7 million. The Facility was mainly secured by royalties to be paid by Itochu for selling Lanvin-branded licensed products in Japan. Lanvin Hong Kong Limited held the right to receive such royalties, and its shares were also charged in favor of Meritz. In June 2025, the Facility and accrued interest were fully repaid by Lanvin Hong Kong Limited to Meritz and the charge on its shares removed.

Lease Agreement

We leased certain property from Shanghai Fosun Bund Property Co., Ltd., which is a joint venture of Fosun International. In 2023, 2024 and 2025, we recognized rental expenses of €1.1 million, €0.2 million and nil to Shanghai Fosun Bund Property Co., Ltd.

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

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-269150), initially filed with the SEC on January 6, 2023. Such description should be read together with, and is supplemented and updated by, the Company’s Second Amended and Restated Memorandum and Articles of Association, adopted by a special resolution of the shareholders on December 18, 2025.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange risk, interest rate risk, credit risk and liquidity risk. See Note 4.2—Financial risk factors to Lanvin Group’s consolidated financial statements included elsewhere in this annual report for further details.

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

Our exposure to the risk of changes in market interest rates relates primarily to our borrowings with floating interest rates. Our policy is to manage our interest cost using a mix of fixed and variable rate debts. As of December 31, 2025, 2024 and 2023, approximately 98%, 91% and 71% of our interest-bearing borrowings bore interest at fixed rates, respectively.

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

According to management, the funds and credit lines currently available and the financial support from one of the Group’s shareholders, Fosun International Limited, in addition to those that will be generated by operating and financing activities, will enable us to meet our financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of December 31, 2025, 2024 and 2023, we had undrawn cash credit lines of $1.73 million, $6 million and $13 million available at banks, respectively.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our executive president and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the material weaknesses in our internal control over financial reporting as described below in “—Management’s Annual Report on Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our management evaluates the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses described below.

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

During fiscal year 2025, under the oversight of our board of directors, our management continued to implement remedial actions to enhance the internal control framework, including:

●	Continuing to enhance the governance framework for IT controls, including remediation tracking with relevant business units, updates to IT policies, and enhancements to security configurations for certain high-priority accounts.
●	Continuing the rollout of the Group Accounting Policy formally announced on December 31, 2024, including standing touchpoints with all brands, deployment of the Group Finance Closing Checklist, completion of the first round of the checklist program in April 2025, and CFO sign-offs and supporting documentation aligned with the Group’s reporting policy.
●	Further strengthening documentation and monitoring through certifications and addenda addressing key judgments, contingencies and fraud indicators, as well as structured follow-up of exception items.

●	Continuing technical review sessions in complex accounting areas and refreshing key assumptions and supporting analyses to drive more consistent application of accounting policies and management review controls.
●	Advancing finance system upgrade and broader transformation initiatives intended to strengthen financial control and, over time, increase control automation and reduce reliance on legacy processes.

Despite these efforts, the material weaknesses were not fully remediated as of December 31, 2025. Certain control enhancements remain in the process of implementation, and some newly designed or enhanced controls have not yet operated for a sufficient period of time for management to conclude, through testing, that they are operating effectively. In addition, legacy system limitations and inconsistent execution of controls across brands continue to impact the effectiveness of our internal control framework.

In conclusion, although progress was made during 2025, certain material weaknesses in our internal control over financial reporting continued to exist as of December 31, 2025.

Management’s Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

We and our board of directors remain committed to remediating these material weaknesses and will continue to prioritize remediation efforts including:

●	enhancing IT general controls, including user access and segregation of duties;
●	advancing system upgrades and reducing reliance on legacy systems;
●	strengthening accounting policies, closing processes and management review controls;
●	improving documentation, monitoring and consistency of control execution across brands; and
●	continuing testing and validation of controls to demonstrate operating effectiveness.

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

As an “emerging growth company” as defined in the JOBS Act, we are not required to provide an attestation report of our independent registered public accounting firm on our internal control over financial reporting for the fiscal year ended December 31, 2025.

ITEM 16.[RESERVED]

ITEM 16.AAUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Claes Jurjan Wouda Kuipers, who is an independent director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

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

ITEM 16.CPRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton Zhitong Certified Public Accountants LLP has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2025, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Grant Thornton Zhitong Certified Public Accountants LLP, the member firms of Grant Thornton International Ltd (“GTIL”) and their respective affiliates (collectively, the “Grant Thornton Entities”), for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025

	(In Euro millions)
Audit fees(1)	2.9	2.5	2.3
Audit-related fees(2)	*	*	*
Tax fees(3)	*	*	*
All other fees(4)	*	*	*
Total	2.9	2.5	2.3

Notes:

*	Amounts less than €50 thousand.
(1)	Audit fees are the aggregate fees charged by the Grant Thornton Entities for the audit of our annual consolidated financial statements, the review of documents filed with the SEC and attestation services that are provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are the aggregate fees charged by the Grant Thornton Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” This category comprises fees for agreed upon procedures engagements and other attestation services subject to regulatory requirements.
(3)	Tax fees are the aggregate fees charged by the Grant Thornton Entities for services related to tax compliance, tax advice and tax planning.
(4)	All other fees are the aggregate fees charged by the Grant Thornton Entities for non-audit services rendered which are not listed above.

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

On June 27, 2025, we consummated the following transactions pursuant to a share buyback agreement with Meritz dated June 27, 2025: (i) Meritz sold and surrendered, and we repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to €48.1 million and (ii) we issued to Meritz a fixed rate 11.40% secured loan note for a principal amount equal to the Repurchase Price. Pursuant to the Loan Note, we agreed to repay the Loan in two instalments by repaying (i) €8.5 million on June 30, 2025, and (ii) all outstanding amounts of the Loan on December 14, 2026. We granted certain rights to Meritz, which are governed by the terms and conditions set forth in the Loan Note, including the cash pay interest obligations, the mandatory prepayment obligation, and the coverage ratio prepayment obligation.

For details of the Meritz SBSA, Amended and Restated Meritz Relationship Agreement, the side letter and 2025 Meritz Share Buyback Agreement, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Meritz Private Placement.”

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

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Lanvin Group Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Exhibit
1.1*	Amended and Restated Memorandum and Articles of Association of Lanvin Group Holdings Limited.

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
4.37

Share Buyback and Subscription Agreement, dated December 1, 2023, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001- 41569), as amended, initially filed with the Securities and Exchange Commission on December 1, 2023).

Share Buyback Agreement, dated June 27, 2025, by and between Meritz Securities Co., Ltd and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 99.1 to the Form 6-K(File No. 001-41569), as amended, initially filed with the Security and Exchange Commision on July 1, 2025)

Form of Certificate of Loan Note, dated June 27, 2025 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K(File No. 001-41569), as amended, initially filed with the Security and Exchange Commision on July 1, 2025)

4.38

Amended and Restated Relationship Agreement, dated December 1, 2023, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-41569), as amended, initially filed with the Securities and Exchange Commission on December 1, 2023).

4.39

Side Letter to the Amended and Restated Relationship Agreement, dated April 30, 2024, by and between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited (incorporated herein by reference to Exhibit 4.39 to the Form 20 - F (File No. 001 - 41569), as amended, initially filed with the Securities and Exchange Commission on April 30, 2024).

8.1*	List of subsidiaries of Lanvin Group Holdings Limited

11*	Insider Trading Policy

11.1*	Code of Business Conduct and Ethics

12.1*	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification of our Chief Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Grant Thornton Zhitong Certified Public Accountants LLP

97.1

Lanvin Group Holdings Limited Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F (File No. 001-41569), as amended, initially filed with the Securities and Exchange Commission on April 30, 2024)

10LINS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lanvin Group Holdings Limited

By:	/s/ Jiyang Han
Name:	Jiyang Han
Title:	Chief Financial Officer

Date: April 30, 2026

Lanvin Group Holdings Limited

Consolidated financial statements and

report of independent registered public accounting firm

At December 31, 2025 and 2024 and

for each of the three years ended December 31, 2025

-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Lanvin Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Lanvin Group Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Shanghai, the People’s Republic of China

April 30, 2026

Lanvin Group Holdings Limited

Consolidated statements of profit or loss

For the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
(Euro thousands except for loss per share)	Notes	2025	2024*	2023*
CONTINUING OPERATIONS
Revenue	7	240,498	291,864	386,976
Cost of sales	8	(100,620)	(119,368)	(146,576)
Gross profit		139,878	172,496	240,400
Marketing and selling expenses	8	(170,591)	(206,942)	(224,850)
General and administrative expenses	8	(107,311)	(109,007)	(129,182)
Impairment of goodwill and brand	8,16	(66,730)	(31,208)	—
Other operating income and expenses	8	(10,631)	7,896	(4,549)
Loss from operations before non-underlying items		(215,385)	(166,765)	(118,181)
Non-underlying items	9	(16,263)	10,243	(3,781)
Loss from operations		(231,648)	(156,522)	(121,962)
Finance cost – net	10	(35,490)	(29,398)	(20,014)
Loss before income tax		(267,138)	(185,920)	(141,976)
Income tax benefits / (expenses)	11	15,775	(3,086)	(3,323)
Loss from continuing operations		(251,363)	(189,006)	(145,299)
DISCONTINUED OPERATIONS
Loss from discontinued operations	12	(11,982)	(289)	(954)
Loss for the year		(263,345)	(189,295)	(146,253)
Attributable to:
- Owners of the Company		(238,494)	(165,255)	(129,313)
- Continuing operations		(226,512)	(164,966)	(128,359)
- Discontinued operations		(11,982)	(289)	(954)
- Non-controlling interests		(24,851)	(24,040)	(16,940)
Loss per share in Euro
- Basic and diluted (in Euro per share)	13	(2.04)	(1.41)	(0.98)
- From continuing operations		(1.93)	(1.41)	(0.98)
- From discontinued operations		(0.11)	**	**
*	In accordance with IFRS 5, the consolidated statements of profit or loss for 2024 and 2023 have been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).
**	Between €(0.01) and 0.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of comprehensive loss

For the years ended December 31, 2025, 2024 and 2023

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
Loss for the year	(263,345)	(189,295)	(146,253)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
- Currency translation differences, net of tax	15,817	(9,451)	4,109
Items that will not be subsequently reclassified to profit or loss
- Employee benefit obligations: change in value resulting from actuarial gains/(losses), net of tax	444	52	(1,251)
Total comprehensive loss for the year	(247,084)	(198,694)	(143,395)
Attributable to:
- Owners of the Company	(224,662)	(173,217)	(126,741)
- Non-controlling interests	(22,422)	(25,477)	(16,654)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of financial position

At December 31, 2025 and 2024

		At December 31,
(Euro thousands)	Notes	2025	2024
Assets
Non-current assets
Intangible assets	14	156,982	213,501
Goodwill	15	23,392	38,115
Property, plant and equipment	17	18,430	39,440
Right-of-use assets	18	95,510	131,597
Deferred income tax assets	11	7,634	11,598
Other non-current assets	19	14,967	14,869
		316,915	449,120

Current assets
Inventories	20	57,174	89,712
Trade receivables	21	15,382	28,099
Other current assets	22	22,668	29,112
Cash and bank balances	23	28,283	18,043
Assets classified as held for sale	12	29,838	—
		153,345	164,966

Total assets		470,260	614,086

Liabilities
Non-current liabilities
Non-current borrowings	24	9,688	25,222
Non-current lease liabilities	25	93,375	117,966
Non-current provisions	26	13,071	3,560
Employee benefits	27	11,642	17,240
Deferred income tax liabilities	11	34,757	51,390
Other non-current liabilities	33	30,216	16,005
		192,749	231,383

Current liabilities
Trade payables		45,799	80,424
Current borrowings	24	325,067	158,540
Current lease liabilities	25	28,798	36,106
Current provisions	26	2,984	1,524
Other current liabilities	28	134,017	139,020
Liabilities associated with assets held for sale	12	22,517	—
		559,182	415,614

Total liabilities		751,931	646,997

Net assets		(281,671)	(32,911)

Equity
Equity attributable to owners of the Company
Share capital	29	*	*
Treasury shares	29	*	(46,576)
Other reserves	30	727,547	779,356
Accumulated losses		(975,680)	(737,186)

		(248,133)	(4,406)
Non- controlling interests	31	(33,538)	(28,505)

Total deficits		(281,671)	(32,911)
*	Amount less than € 1,000.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of cash flows

For the years ended December 31, 2025, 2024 and 2023

		For the years ended December 31,
(Euro thousands)	Notes	2025	2024	2023
Operating activities
Loss for the year		(263,345)	(189,295)	(146,253)
Adjustments for:
Income tax benefits / (expenses)		(15,472)	3,078	3,407
Depreciation and amortization		42,577	46,542	46,946
Impairment of goodwill and brand		66,730	31,208	—
Provisions and impairment losses (exclude goodwill and brand)		20,620	3,727	79
Impairment loss on a disposal group classified as held for sale		12,009	—	—
Employee share-based compensation		184	551	2,749
Finance cost – net		35,087	29,504	20,204
Reversal of / (provision for) dispute-related costs		(3,185)	(1,095)	5,305
Fair value changes on warrants		(950)	(2,818)	(4,961)
Net gains on disposals		(2,934)	(9,079)	(3,564)
Change in inventories		26,557	22,099	8,528
Change in trade receivables		2,526	15,789	2,905
Change in trade payables		(29,728)	1,848	5,462
Change in other operating assets and liabilities		2,048	(8,804)	2,435
Income tax paid		(32)	(2,636)	(1,133)
Net cash used in operating activities		(107,308)	(59,381)	(57,891)
Investing activities
Payment for the purchase of property, plant and equipment, intangible assets and other long-term assets		(2,821)	(13,028)	(42,710)
Proceeds from disposal of property, plant and equipment, intangible assets and other long-term assets	34	4,479	12,903	4,443
Purchase of financial assets at fair value through profit or loss		—	—	(348)
Net cash generated from / (used in) investing activities		1,658	(125)	(38,615)
Financing activities
Repurchase of ordinary shares		(669)	—	—
Proceeds from financing of intangible assets	33	22,610	—	—
Proceeds from financing fund		—	—	36,541
Proceeds from borrowings		331,491	228,939	153,319
Repayments of loan note		(8,547)	—	—
Repayments of financing fund		—	(18,274)	—
Repayments of borrowings		(174,454)	(113,717)	(117,552)
Repayments of lease liabilities		(34,625)	(32,443)	(31,352)
Payment of borrowings interest		(8,536)	(7,792)	(5,115)
Payment of lease liabilities interest		(6,722)	(7,652)	(7,178)
Capital contribution from non-controlling interests		—	5	5,645
Changes in ownership interest in a subsidiary without change of control		(1,191)	—	(177)
Net cash generated from financing activities	34	119,357	49,066	34,131
Net change in cash and cash equivalents		13,707	(10,440)	(62,375)
Cash and cash equivalents less bank overdrafts at the beginning of the year		18,043	27,850	91,749
Effect of foreign exchange differences on cash and cash equivalents		(1,040)	633	(1,524)
Cash and cash equivalents less bank overdrafts at the end of the year		30,710	18,043	27,850

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Consolidated statements of changes in equity

For the years ended December 31, 2025, 2024 and 2023

		Attributable to owners of the Company
		Issued	Treasury	Other	Accumulated		Non-controlling
(Euro thousands)	Notes	capital	shares	Reserves	losses	Total	interests	Total deficits
Balance at January 1, 2023		*	(25,023)	762,961	(442,618)	295,320	5,486	300,806
Comprehensive loss
Loss for the year		—	—	—	(129,313)	(129,313)	(16,940)	(146,253)
Currency translation difference		—	—	3,333	—	3,333	776	4,109
Net actuarial losses from defined benefit plans		—	—	(761)	—	(761)	(490)	(1,251)
Total comprehensive loss		—	—	2,572	(129,313)	(126,741)	(16,654)	(143,395)
Transactions with owners
Repurchase of Ordinary Shares	29	*	25,023	(25,023)	—	—	—	—
Issuance of Ordinary Shares	29	*	(65,405)	65,405	—	—	—	—
Employee share-based compensation	32	—	—	2,749	—	2,749	—	2,749
Capital contribution from non-controlling interests		—	—	—	—	—	5,645	5,645
Changes in ownership interest in a subsidiary without change of control		—	—	(1,987)	—	(1,987)	1,810	(177)
Total transactions with owners		*	(40,382)	41,144	—	762	7,455	8,217
Balance at December 31, 2023		*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628
Balance at January 1, 2024		*	(65,405)	806,677	(571,931)	169,341	(3,713)	165,628
Comprehensive loss
Loss for the year		—	—	—	(165,255)	(165,255)	(24,040)	(189,295)
Currency translation difference		—	—	(8,007)	—	(8,007)	(1,444)	(9,451)
Net actuarial gains from defined benefit plans		—	—	45	—	45	7	52
Total comprehensive loss		—	—	(7,962)	(165,255)	(173,217)	(25,477)	(198,694)
Transactions with owners
Repurchase of Ordinary Shares	29	*	18,829	(18,829)	—	—	—	—
Employee share-based compensation	32	—	—	551	—	551	—	551
Capital contribution from non-controlling interests		—	—	—	—	—	5	5
Others		—	—	(1,081)	—	(1,081)	680	(401)
Total transactions with owners		*	18,829	(19,359)	—	(530)	685	155
Balance at December 31, 2024		*	(46,576)	779,356	(737,186)	(4,406)	(28,505)	(32,911)
Balance at January 1, 2025		*	(46,576)	779,356	(737,186)	(4,406)	(28,505)	(32,911)
Comprehensive loss
Loss for the year		—	—	—	(238,494)	(238,494)	(24,851)	(263,345)
Currency translation difference		—	—	13,497	—	13,497	2,320	15,817
Net actuarial losses from defined benefit plans		—	—	335	—	335	109	444
Total comprehensive loss		—	—	13,832	(238,494)	(224,662)	(22,422)	(247,084)
Transactions with owners
Repurchase of ordinary shares	29	*	46,576	(47,245)	—	(669)	—	(669)
Employee share-based compensation	32	—	—	184	—	184	—	184
Changes in ownership interest in a subsidiary without change of control		—	—	(18,580)	—	(18,580)	17,389	(1,191)
Total transactions with owners		*	46,576	(65,641)	—	(19,065)	17,389	(1,676)
Balance at December 31, 2025		*	*	727,547	(975,680)	(248,133)	(33,538)	(281,671)
*	Amount less than € 1,000.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Lanvin Group Holdings Limited

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

1.General information

Lanvin Group Holdings Limited (formerly known as Fosun Fashion Group (Cayman) Limited and hereinafter referred to as the “Company” or the “LGHL” and together with its consolidated subsidiaries, the “Group”) is the holding company of the Group and its ordinary shares are listed on the New York Stock Exchange under the “LANV” ticker. The Company is domiciled in Cayman Islands, the incorporation number of the Company is 382280 and the registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Group is the leading global luxury fashion group, managing iconic brands worldwide including French couture house Lanvin, Italian luxury shoemaker Sergio Rossi, Austrian skinwear specialist Wolford, American womenswear brand St. John, and high-end Italian menswear maker Caruso. FFG Group’s brand portfolio covers a wide variety of fashion categories and leverages a combination of e-commerce, offline retail and wholesale channels, providing both growth opportunities as well as stability and resilience throughout the fashion cycle.

2.Basis of preparation

2.1 Statement of compliance with IFRS

These consolidated financial statements of the Group have been prepared in compliance with the International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Group on April 30, 2026.

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

2.3 Going concern

For the year ended December 31, 2025, the Group has incurred operating losses of €231.65 million (2024: €156.52 million) and net losses of €263.35 million (2024: €189.30 million). The Group had net current liabilities of €405.84 million, net liabilities of €281.67 million and an accumulated losses of €975.68 million as of December 31, 2025 (December 31, 2024: net current liabilities of €250.65 million, net liabilities of €32.91 million, accumulated losses of €737.19 million ).

Management closely monitors the Group’s financial performance and liquidity position. Historically, the Group has been able to obtain debt and equity financing as disclosed in these consolidated financial statements. The Group has funded operations primarily with issuances of preferred shares, debt and net proceeds from revenues.

The Consolidated Financial Statements have been prepared on a going concern basis given the Group’s reliance on the financial support of one of the Group’s shareholders, Fosun International Limited. This support will continue to be provided adequately for the Group to meet its obligations as they become due for at least 36 months from December 31, 2025.

3.Summary of significant accounting policies

3.1 Changes in accounting policies

New Standards and Amendments issued by the IASB and applicable to the Group from January 1, 2025

New IFRS Standards and Amendments to existing standards	Effective date
IAS 21 Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025

The introduction of this amendment did not have any effect on these Consolidated Financial Statements.

New standards, amendments and interpretations not yet effective

At the date of authorization of these consolidated financial statements, several new, but not yet effective, Standards and amendments to existing Standards, and Interpretations have been published by the IASB. None of these Standards or amendments to existing Standards have been adopted early by the Group.

New IFRS Standards and Amendments to existing standards	Effective date
IFRS 7 and IFRS 9 Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
IFRS 7 and IFRS 9 Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures (Amendments to IFRS 19)	January 1, 2027

Except as described below, the introduction of these amendments did not have any material effect on these Consolidated Financial Statements.

IFRS 18- Presentation and Disclosure in Financial Statements:

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 — Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 — Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 — Statement of Cash Flows and IAS 33 — Earnings Per Share. IFRS 18 introduces new requirements to: (i) present specified categories and defined subtotals in the statement of profit or loss; (ii) provide disclosures related to management-defined performance measures (MPMs) in the notes to the financial statements, (iii) and improve aggregation and disaggregation. The standard is effective on or after January 1, 2027 and the Group is currently working to identify all of the impacts that IFRS 18 will have on the primary financial statements and notes to the financial statements.

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

The principal foreign currency exchange rates used by the Group to translate other currencies into Euro, were as follows:

	2025		2024		2023
	At		At		At
	December 31	Average	December 31	Average	December 31	Average
CNY	8.2355	8.0866	7.5257	7.7257	7.8592	7.6352
CHF	0.9305	0.9372	0.9410	0.9524	0.9336	0.9709
GBP	0.8729	0.8567	0.8291	0.8466	0.8693	0.8694
HKD	9.1181	8.8242	8.1271	8.4686	8.6727	8.4863
INR	105.6375	97.9243	88.1436	89.7706	91.9420	88.9784
JPY	183.8281	168.6815	162.7882	163.4023	156.5266	151.4929
MXN	21.1232	21.6346	21.5161	19.8808	18.7952	19.1355
SEK	10.8120	11.0542	11.4634	11.4271	11.0537	11.4722
SGD	1.5087	1.4761	1.4142	1.4462	1.4616	1.4524
USD	1.1717	1.1319	1.0469	1.0853	1.1096	1.0841

3.4 Scope of consolidation

Lanvin Group Holdings Limited is the parent company of the Group and holds, directly or indirectly, interests in the Group’s subsidiaries. The Group’s scope of consolidation at December 31, 2025 and 2024 was as follows:

		Nominal value of	% of Group
Company	Registered office	registered capital	2025	2024
Fosun Fashion Group (Cayman) Limited	Grand Cayman, Cayman Islands	Euro50,000	100.00	100.00
Fosun Fashion Investment Holdings (HK) Limited	Hong Kong, P.R.C.	HKD100	100.00	100.00
Fosun Fashion (Shanghai) Consulting Management Co.,Ltd.	Shanghai, P.R.C.	USD4,000,000	100.00	100.00
SJK Investment Holdings Limited	Grand Cayman, Cayman Islands	USD1,000	100.00	100.00
FFG Investment (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brand Management Co.,Limited	Hong Kong, P.R.C.	HKD31,878	100.00	100.00
Luminary Talent Limited	Hong Kong, P.R.C.	HKD1	100.00	100.00
FFG Lily (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	N.A.	100.00
FFG Wisdom (Luxembourg) S.à r.l.	The Grand Duchy of Luxembourg	Euro12,000	100.00	100.00
Fosun Fashion Brands Management Co.,Limited	Shanghai, P.R.C.	CNY48,805,000	80.00	80.00
FFG Lucky SAS	Paris, France	Euro1	100.00	100.00
Shanghai Fulang Brand Management (Group) Co., Ltd.	Shanghai, P.R.C.	USD3,000,000	100.00	100.00
LANVIN GROUP S.R.L.	Milan, Italy	Euro10,000	100.00	100.00
Lanv Fashion Pte. Ltd.	Singapore	SGD1	N.A.	100.00
Lanvin Group Fashion (America) Inc.	Newark, U.S.A.	USD20	100.00	100.00
Lanvin Group Fabric Development Technology (Haining) Co., Ltd.	Haining, P.R.C.	CNY1,000,000	60.00	60.00
Arpège SAS	Paris, France	Euro110,352,772	95.27	95.27
Wolford AG	Breagaz, Austria	Euro14,868,447	74.65	61.02
Raffaele Caruso S.p.A	Soragna, Italy	Euro2,937,145	100.00	100.00
St. John Knits International, Incorporated	Delaware, U.S.A.	USD379,547	96.95	96.95
Sergio Rossi S.p.A	San Mauro Pascoli, Italy	Euro44,084,197	99.78	99.09
JEANNE LANVIN	Paris, France	Euro16,297,330	95.27	95.27
LANVIN MONTE-CARLO	Monaco, Monaco	Euro150,000	95.17	95.17
Lanvin Inc.	New York, U.S.A.	USD12,028,400	95.27	95.27
L3F CROISETTE	Paris, France	Euro20,000	N.A.	95.27
L1 Bal Harbour LLC	Miami, U.S.A.	USD1,000	95.27	95.27
L2 Crystals LLC	Las Vegas, U.S.A.	USD1,000	95.27	95.27
L3 Madison LLC	New York, U.S.A.	USD1,000	95.27	95.27
L4 Rodeo Drive LLC	Beverly Hills, U.S.A.	USD1,000	95.27	95.27
L5 US ECOM LLC	New York, U.S.A.	USD1,000	95.27	95.27
L6 MADISON, LLC	New York, U.S.A.	USD1,000	95.27	95.27
L8 South Coast Plaza LLC	Costa Mesa, U.S.A.	USD1,000	95.27	95.27
L1 SPIGA Srl	Milan, Italy	Euro46,587	95.27	95.27
L1 Outlet Srl	San Remo, Italy	Euro10,000	95.27	95.27
LANVIN JAPAN K.K.	Tokyo, Japan	JPY100,000,000	95.27	95.27
LANVIN ASIA PACIFIC LIMITED	Hong Kong, P.R.C.	HKD12,000,000	95.27	95.27
Lans Atelier (SHANGHAI) Trading Co., Ltd.	Shanghai, P.R.C.	USD50,000,000	95.27	95.27
LANVIN MACAU LIMITED	Macao, P.R.C.	MOP25,000	95.27	95.27
LANVIN TAIWAN Ltd.	Taipei, P.R.C.	TWD31,000,000	95.27	95.27
LANVIN LIMITED	London, U.K.	GBP1	95.27	95.27
LANVIN HONG KONG LIMITED	Hong Kong, P.R.C.	HKD1	95.27	95.27
Wolford proizvodnja in trgovina d.o.o. (Note 30)	Murska Sobota, Slovenia	Euro500,000	74.65	61.02
Wolford Deutschland GmbH (Note 30)	Bielefeld, Germany	Euro260,000	74.65	61.02
Wolford (Schweiz) AG (Note 30)	Chiasso, Switzerland	CHF200,000	74.65	61.02
Wolford London Ltd. (Note 30)	Harrow, U.K.	GBP100,000	74.65	61.02
Wolford Paris S.A.R.L. (Note 30)	Paris, France	Euro1,525,000	74.65	61.02
Wolford Italia S.r.l. (Note 30)	Milan, Italy	Euro500,000	74.65	61.02
Wolford España S.L. (Note 30)	Madrid, Spain	Euro60,000	74.65	61.02
Wolford Scandinavia ApS (Note 30)	Kopenhagen, Danmark	DKK800,000	74.65	61.02
Wolford America, Inc. (Note 30)	New York, U.S.A.	N.A.	74.65	61.02

		Nominal value of	% of Group
Company	Registered office	registered capital	2025	2024*
Wolford Nederland B.V. (Note 30)	Amsterdam,Netherlands	Euro50,000	74.65	61.02
Wolford Canada Inc. (Note 30)	Toronto,Canada	CAD100	74.65	61.02
Wolford Asia Limited (Note 30)	Hong Kong,P.R.C.	HKD2,850,000	74.65	61.02
Wolford Belgium N.V. (Note 30)	Antwerpen,Belgium	Euro124,000	74.65	61.02
Wolford (Shanghai) Trading Co.,Ltd. (Note 30)	Shanghai,P.R.C.	Euro3,000,000	74.65	61.02
Wolford Berangere (Note 30)	Paris,France	Euro7,622	74.65	61.02
St.John Knits,Inc.	California,U.S.A.	USD379,547.46	96.95	96.95
ST.JOHN ASIA LIMITED	Hong Kong,P.R.C.	HKD1,000,000	96.95	96.95
St.John Canada Corporation	Nova Scotia,Canada	N.A.	96.95	96.95
St.John China Limited	Hong Kong,P.R.C.	HKD100	96.95	96.95
St.John China Holdings Limited	Hong Kong,P.R.C.	USD35,000,000	77.56	77.56
St.John (Shanghai) Trading Co.,Ltd.	Shanghai,P.R.C.	USD7,000,000	96.95	96.95
St.John de Mexico S.A.de C.V.	Tijuana Baja,Mexico	PES50,000	96.95	96.95
Sergio Rossi Retail s.r.l.	San Mauro Pascoli,Italy	Euro30,000	99.78	99.09
Sergio Rossi USA Inc.	New York,U.S.A.	USD150,000	99.78	99.09
Sergio Rossi UK Limited	London,U.K.	GBP2,350,000	99.78	99.09
Sergio Rossi Japan Limited	Tokyo,Japan	JPY100,000,000	99.78	99.09
Sergio Rossi Hong Kong Limited	Hong Kong,P.R.C.	HKD99,582,000	99.78	99.09
Sergio Rossi Shanghai Trading Limited	Shanghai,P.R.C.	Euro11,000,000	98.89	99.09
Sergio Rossi Deutschland GmbH	München,Germany	Euro25,000	99.78	99.09
FAM Industrial S.r.l. (Note 12)	San Mauro Pascoli, Italy	EUR 44,084,196.50	99.78	N.A.

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

Under the Group’s standard contract terms, retail customers are entitled to a right to return products within specified days, which enables them to receive a full or partial cash refund of the amount paid, a store coupon or another product in exchange. Exchanges of one product for another of the same type, quality, condition and price are not considered returns, unless product exchange occurs after specified days from the original sale.

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

3.28 Discontinued operations, assets held for sale and liabilities associated with assets held for sale

The Group applies IFRS 5, which requires the separate recognition and presentation of assets (or disposal groups) held for sale and discontinued operations. When assessing whether a sale is highly probable, the probability of shareholders’ approval (if required in the jurisdiction) is considered as part of that assessment.

Non-current assets, or groups of assets and liabilities directly associated with those assets, are considered as held for sale if it is highly probable that their carrying amount will be recovered principally through a sale rather than through continuing use. Non-current assets (or disposal groups) held for sale are measured and recognized at the lower of their net carrying amount and their fair value less the costs of disposal. These assets are no longer depreciated or amortized from the time they qualify as assets (or disposal groups) held for sale. They are presented on separate lines in the consolidated balance sheet, without restatement for previous periods.

A discontinued operation is defined as a component of the Group that either has been disposed of, or is classified as held for sale, and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (iii) is a subsidiary acquired exclusively with a view to resale. For all periods presented, the net income or loss from these activities is shown on a separate line of the income statement within discontinued operations and is restated in the statement of cash flows.

3.29 Rounding of amount

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand Euro unless otherwise stated.

4.Financial risk management

4.1 Fair value estimation

The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group’s assets and liabilities that are measured at fair value at December 31, 2025 and 2024.

	At December 31,
(Euro thousands)	2025	2024
Assets
Other non-current assets
- Financial assets at fair value through profit or loss
Level 1	1,034	1,054
Level 3	593	1,656
	1,627	2,710
Liabilities
Other current liabilities
- Warrant liabilities
Level 1	177	791
Level 3	96	432
	273	1,223

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

During the years ended December 31, 2025 and 2024, there are no transfers among levels of the fair value hierarchy used in measuring the fair value of financial instruments, and also no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

The carrying amount of cash and cash equivalents, trade receivables and most other current assets, as adjusted for impairment where necessary as required by IFRS 9, approximates their estimated realizable value and their fair value. Lease liabilities are reported at present value, while all of the other financial liabilities recorded at amortized cost approximate fair value.

4.2 Financial risk factors

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

	At December 31, 2025		At December 31, 2024
	Increase / (decrease) in	Increase / (decrease) in	Increase / (decrease) in	Increase / (decrease) in
	loss before tax if Euro	loss before tax if Euro	loss before tax if Euro	loss before tax if Euro
(Euro thousands)	strengthens by 5%	weakens by 5%	strengthens by 5%	weakens by 5%
USD	(11,721)	11,721	(12,342)	12,342
CNY	(375)	375	(438)	438
HKD	44	(44)	(31)	31
GBP	14	(14)	30	(30)
JPY	(720)	720	(1,169)	1,169
Total	(12,758)	12,758	(13,950)	13,950

Interest rate risk

The Group does not have any significant interest-bearing financial assets or liabilities except for cash and cash equivalents and borrowings, details of which are disclosed in Notes 23 and 24 respectively.

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s borrowings with floating interest rates. The Group’s policy is to manage its interest cost using a mix of fixed and variable rate debts. As at December 31, 2025, approximately 98% (December 31, 2024: 91%) of the Group’s interest-bearing borrowings bore interest at fixed rates.

The following table demonstrates the sensitivity to a reasonably possible change in interest rate, with all other variables held constant, of the Group’s loss before tax (through the impact on floating rate borrowings).

	Increase/(decrease)	Increase/(decrease)
(Euro thousands)	in basis points	in loss before tax
2025	100	76
	(100)	(76)
2024	100	163
	(100)	(163)

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

With regards to trade receivables, credit risk management is carried out by monitoring the reliability and solvency of customers.

The following table provides the aging of trade receivables:

		0-90 days	90-180 days	>180 days
(Euro thousands)	Not yet due	overdue	overdue	overdue	Total
Trade receivables, gross	6,910	10,021	385	7,082	24,398
Loss allowance (Note 21)	—	(2,186)	(243)	(6,587)	(9,016)
Total trade receivables at December 31, 2025	6,910	7,835	142	495	15,382
Trade receivables, gross	8,479	13,728	4,072	8,271	34,550
Loss allowance	—	(153)	(617)	(5,681)	(6,451)
Total trade receivables at December 31, 2024	8,479	13,575	3,455	2,590	28,099

(c)Liquidity risk

Liquidity risk refers to the difficulty the Group could have in meeting its financial obligations.

According to management, the funds, the credit lines currently available and the financial support from one of the Group’s shareholders, Fosun International Limited, in addition to those that will be generated by operating and financing activities, will enable the Group to meet its financial requirement arising from investing activities, working capital management and punctual loan repayment as planned.

As of December 31, 2025, the Group has undrawn cash credit lines of $1.73 million (December 31, 2024:$6 million) available at banks.

The table below analysis the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As at December 31, 2025
		Less than 1	1 to 3	Over 3
	On demand	year	years	years	Total
Trade payables	33,970	11,829	—	—	45,799
Other current liabilities	12,187	91,650	—	—	103,837
Lease liabilities	—	45,852	49,222	57,500	152,574
Borrowings	—	325,067	9,618	70	334,755
	46,157	474,398	58,840	57,570	636,965

	As at December 31, 2024
		Less than 1	1 to 3	Over 3
	On demand	year	years	years	Total
Trade payables	38,845	41,579	—	—	80,424
Other current liabilities	9,358	93,231	—	—	102,589
Lease liabilities	—	53,348	55,169	76,700	185,217
Borrowings	—	158,540	14,792	10,430	183,762
	48,203	346,698	69,961	87,130	551,992

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

6.Segment reporting

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

At December 31, 2025, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the Caruso business is no longer included in segment information and is classified as a discontinued operation. The segment information note for the years ended December 31, 2024 and 2023 have been restated to exclude the Caruso business, to ensure consistency of presentation. Refer to Note 12 for further details of the disposal.

The following tables summarize selected financial information by segment for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025
					Other and
				Sergio	holding	Eliminations	Group
(Euro thousands)	Lanvin	Wolford	St. John	Rossi	companies	and Unallocated	Consolidated
Segment results
Sales outside the Group	57,503	75,481	77,763	28,958	793	—	240,498
Intra-Group sales	124	105	475	577	7,405	(8,686)	—
Total revenue	57,627	75,586	78,238	29,535	8,198	(8,686)	240,498
Cost of sales	(23,952)	(31,626)	(24,639)	(20,056)	(720)	373	(100,620)
Gross profit	33,675	43,960	53,599	9,479	7,478	(8,313)	139,878
Loss from operations before non-underlying items							(215,385)
Non-underlying items							(16,263)
Finance cost – net							(35,490)
Loss before income tax							(267,138)
Income tax benefits							15,775
Loss from continuing operations							(251,363)
Other segment information
Depreciation and amortization	15,243	10,165	9,991	3,773	59	—	39,231
Of which: Right-of-use assets	11,388	8,132	8,114	2,172	—	—	29,806
Other	3,855	2,033	1,877	1,601	59	—	9,425
Provisions and impairment losses	(2,501)	5,093	1,904	1,382	66,730	—	72,608

	For the year ended December 31, 2024*
					Other and
				Sergio	holding	Eliminations	Group
(Euro thousands)	Lanvin	Wolford	St. John	Rossi	companies	and Unallocated	Consolidated
Segment results
Sales outside the Group	82,720	87,891	79,267	41,297	689	—	291,864
Intra-Group sales	—	—	—	613	9,926	(10,539)	—
Total revenue	82,720	87,891	79,267	41,910	10,615	(10,539)	291,864
Cost of sales	(34,280)	(36,896)	(24,816)	(24,043)	(820)	1,487	(119,368)
Gross profit	48,440	50,995	54,451	17,867	9,795	(9,052)	172,496
Loss from operations before non-underlying items							(166,765)
Non-underlying items							10,243
Finance cost – net							(29,398)
Loss before income tax							(185,920)
Income tax expenses							(3,086)
Loss from continuing operations							(189,006)
Other segment information
Depreciation and amortization	17,822	12,644	10,065	4,747	71	—	45,349
Of which: Right-of-use assets	12,242	10,769	7,890	3,020	—	—	33,921
Other	5,580	1,875	2,175	1,727	71	—	11,428
Provisions and impairment losses	(4,085)	6,476	(310)	1,951	30,995	—	35,027

*In accordance with IFRS 5, the segment information for 2024 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

	For the year ended December 31, 2023*
					Other and
				Sergio	holding	Eliminations	Group
(Euro thousands)	Lanvin	Wolford	St. John	Rossi	companies	and Unallocated	Consolidated
Segment results
Sales outside the Group	111,725	126,280	90,398	58,186	387	—	386,976
Intra-Group sales	15	—	—	1,332	10,158	(11,505)	—
Total revenue	111,740	126,280	90,398	59,518	10,545	(11,505)	386,976
Cost of sales	(47,193)	(42,941)	(33,024)	(29,083)	(414)	6,079	(146,576)
Gross profit	64,547	83,339	57,374	30,435	10,131	(5,426)	240,400
Loss from operations before non-underlying items							(118,181)
Non-underlying items							(3,781)
Finance cost – net							(20,014)
Loss before income tax							(141,976)
Income tax benefits							(3,323)
Loss from continuing operations							(145,299)
Other segment information
Depreciation and amortization	15,115	14,190	10,071	6,254	164	—	45,794
Of which: Right-of-use assets	9,714	11,979	7,193	3,449	—	—	32,335
Other	5,401	2,211	2,878	2,805	164	—	13,459
Provisions and impairment losses	(6,309)	7,611	1,492	1,077	(4,136)	—	(265)

*In accordance with IFRS 5, the segment information for 2023 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

The following table summarizes non-current assets by geography at December 31, 2025 and 2024.

	At December 31,
(Euro thousands)	2025	2024
EMEA (1)	165,152	255,836
North America (2)	96,200	125,662
Greater China (3)	49,750	53,187
Other Asia (4)	1,179	2,837
Total non-current assets (other than deferred tax assets)	309,281	437,522
(1)	EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe, Scandinavian, Azerbaijan, Kazakhstan and the Middle East.
(2)	North America includes the United States of America and Canada.
(3)	Greater China includes Mainland China, Hong Kong, Macao and Taiwan.
(4)	Other Asia includes Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

7.	Revenue

The Group generates revenue primarily from the sale of its products (net of returns and discounts), and from fees for royalties and licenses received from third parties.

Breakdown of revenue by sales channel:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Direct To Consumer (DTC)	164,049	200,752	246,973
Wholesale	66,670	78,898	122,354
Other(1)	9,779	12,214	17,649
Total revenue by sales channel	240,498	291,864	386,976
*	In accordance with IFRS 5, the revenue information for 2024 and 2023 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

(1)Other revenues mainly include royalties and certain sales of old season products.

Breakdown of revenue by geographic area:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
North America	116,048	123,786	142,765
EMEA	90,529	114,667	169,175
Greater China	19,487	33,882	53,153
Other Asia	14,434	19,529	21,883
Total revenue by geographic area	240,498	291,864	386,976

8.Expenses by nature

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Personnel costs	118,571	134,215	148,932
Raw materials, consumables and finished goods used	64,457	85,674	110,972
Changes in inventories of finished goods and work in progress	11,415	9,763	3,890
Freight and selling expenses	38,037	40,210	50,018
Depreciation and amortization	39,231	45,349	45,794
Professional service fees	31,982	32,534	40,419
Advertising and marketing expenses	17,367	27,861	35,725
Lease expenses	18,108	25,818	27,631
Studies and research expenses	6,859	5,231	6,311
Office expenses	5,227	4,502	5,949
Travel expenses	2,823	3,389	4,383
Net foreign exchange losses/(gains)	13,248	(7,709)	4,610
Taxes and surcharges	2,321	3,325	2,058
Impairment of goodwill and brand(Note 15、16)	66,730	31,208	—
Provisions and impairment losses(exclude goodwill and brand)	5,878	3,819	(265)
Fair value changes on warrants	(950)	(2,818)	(4,961)
Other	14,579	16,258	23,691
Total expenses	455,883	458,629	505,157
*	In accordance with IFRS 5, the expense information for 2024 and 2023 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

Breakdown for personnel costs:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Salaries and wages	86,196	99,974	107,843
Social contributions and pension plans	23,297	27,200	26,545
Employee share-based compensation	184	551	2,749
Severance indemnities	3,304	922	3,416
Other benefits	5,590	5,568	8,379
Total personnel costs	118,571	134,215	148,932

Breakdown for lease expenses:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Variable lease payments	17,659	25,206	25,964
Expenses relating to low-value leases	226	134	293
Expenses relating to short-term leases	223	478	1,374
Total lease expenses	18,108	25,818	27,631

The Group’s variable lease payments are typically linked to sales without a guaranteed minimum.

Lease payments not required to be capitalized as right-of-use assets under IFRS 16 (short-term and low-value leases) are recognized as the expense is incurred.

Breakdown for provisions and impairment losses (exclude goodwill and brand):

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Reversal of obsolete inventories	(3,111)	(5,474)	(5,824)
Provisions for trade and other receivables	3,462	1,439	157
Other provisions	962	804	(918)
Impairment of right-of-use assets	3,728	5,789	3,516
Impairment of property, plant and equipment	837	1,261	2,804
Total provisions and impairment losses (exclude goodwill and brand)	5,878	3,819	(265)

Impairment of property, plant and equipment and right-of-use assets primarily relate to impairment of leased stores.

9.Non-underlying items

The non-underlying items included in the consolidated income statement are as follows:

	For the years ended December 31,
(Euro thousands)	2025	2024	2023*
Net gain on disposals	2,934	9,079	3,641
Impairment loss on a disposal group classified as held for sale	(1,371)	—	—
Government grants	395	69	2,850
Restructuring costs	(21,406)	—	(4,967)
Reversal of / (provision for) dispute-related costs	3,185	1,095	(5,305)
Total non-underlying items	(16,263)	10,243	(3,781)
*	In accordance with IFRS 5, the non-underlying items information for 2023 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

Non-underlying items included the net gains on disposals primarily related to disposal of long-term assets.

Non-underlying items included government grants primarily related to various grants and incentives given by local governments, based on the Group’s operations and developments in those regions.

Non-underlying items included an impairment loss on a disposal group classified as held for sale within continuing operations. The impairment was recognised to write down the carrying amount of the disposal group to its fair value less costs of disposal, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The write-down mainly reflects the impact of updated market conditions and valuation assumptions in respect of relevant assets and liabilities (see Note 12).

The non-underlying restructuring costs primarily relate to organizational alignments. These changes aim to optimizing the organizations or processes. These expenses, as a result of the series of decisions, provide the Group with a lower cost base in addition to a stronger focus on the Group’s core activities, quicker decision-making and improvements to efficiency, service and quality.

The non-underlying cost in respect of disputes primarily related to the claims and legal proceedings the Group was involved in that arise in certain non-operating transactions.

10.Finance cost – net

Breakdown for finance income, finance expenses and net foreign exchange gains or losses:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Finance income
- Net foreign exchange gains	7,575	—	—
- Interest income	103	363	287
Total finance income	7,678	363	287
Finance expenses
- Interest expense on lease liabilities	(6,579)	(7,517)	(7,086)
- Interest expense on borrowings	(35,849)	(21,050)	(12,329)
- Net foreign exchange losses	—	(731)	(585)
- Other	(740)	(463)	(301)
Total finance expenses	(43,168)	(29,761)	(20,301)
Total finance cost - net	(35,490)	(29,398)	(20,014)
*	In accordance with IFRS 5, the finance cost information for 2024 and 2023 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

11.Income tax benefits / (expenses)

Income tax benefits / (expenses)

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Current taxes	(44)	(2,599)	(1,069)
Deferred taxes	15,819	(487)	(2,254)
Income tax benefits / (expenses)	15,775	(3,086)	(3,323)
*	In accordance with IFRS 5, the income tax benefits / (expenses) information for 2024 and 2023 has been restated, with the Caruso Brand presented as a discontinued operation (see Note 12).

Breakdown of difference between statutory and effective tax rates:

The effective tax rate is as follows:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Loss before tax	(267,138)	(185,920)	(141,976)
Total income tax benefits / (expenses)	15,775	(3,086)	(3,323)
Effective tax rate	5.91%	(1.66)%	(2.34)%

The reconciliation between the Group’s theoretical tax and its income taxes is presented in the table below:

	For the years ended December 31,
(Euro thousands)	2025	2024*	2023*
Loss before tax	(267,138)	(185,920)	(141,976)
Group’s weighted theoretical tax (calculated in absolute values on the basis of subsidiaries’pre-taxable income / loss)	74,361	51,444	37,737
Tax effect on:
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	(11,835)	(6,261)	(8,257)
Taxes relating to prior years	51	(772)	(705)
Deferred tax assets not recognized	(61,879)	(51,525)	(34,021)
Reversal of deferred tax assets arising from impairment of brand value within intangible assets	16,063	—	—
Other tax items	(986)	4,028	1,923
Total income tax benefits / (expenses)	15,775	(3,086)	(3,323)

Deferred tax assets and deferred tax liabilities

Deferred taxes reflect the net tax effect of temporary differences between the book value and the taxable amount of assets and liabilities.

Breakdown for deferred tax assets and deferred tax liabilities:

			Recognized in
	At	Recognized	other	Exchange	At
	December 31,	in profit or	comprehensive	difference	December 31,
(Euro thousands)	2024	loss	loss	and other(1)	2025
Deferred tax assets arising on:
Employee benefits	959	82	(81)	(236)	724
Property plant and equipment	254	(13)	—	—	241
Deferred tax assets on rental contracts; if any	6,981	(1,089)	—	(49)	5,843
Intangible assets	1,252	—	—	—	1,252
Inventories	4,170	(129)	—	(1,686)	2,355
Provisions and accrued expenses	2,814	—	—	(1,282)	1,532
Receivables and other assets	621	6	—	—	627
Tax losses	217	—	—	—	217
Other	10	173	—	(128)	55
Total deferred tax assets	17,278	(970)	(81)	(3,381)	12,846
Deferred tax liabilities arising on:
Deferred tax liabilities on rental contracts; if any	3,685	(457)	—	(627)	2,601
Intangible assets	51,994	(16,063)	—	—	35,931
Receivables and other assets	83	(31)	—	—	52
Other	1,308	77	—	—	1,385
Total deferred tax liabilities	57,070	(16,474)	—	(627)	39,969

			Recognized in
	At	Recognized	other	Exchange	At
	December 31,	in profit or	comprehensive	difference	December 31,
(Euro thousands)	2023	loss	loss	and other(1)	2024
Deferred tax assets arising on:
Employee benefits	885	75	1	(2)	959
Property plant and equipment	313	(59)	—	—	254
Deferred tax assets on rental contracts; if any	11,098	(4,295)	—	178	6,981
Intangible assets	1,252	—	—	—	1,252
Inventories	3,934	229	—	7	4,170
Provisions and accrued expenses	2,864	(50)	—	—	2,814
Receivables and other assets	709	(88)	—	—	621
Tax losses	182	35	—	—	217
Other	638	(629)	—	1	10
Total deferred tax assets	21,875	(4,782)	1	184	17,278
Deferred tax liabilities arising on:
Deferred tax liabilities on rental contracts; if any	8,454	(4,933)	—	164	3,685
Intangible assets	51,994	—	—	—	51,994
Receivables and other assets	14	75	—	(6)	83
Other	790	518	—	—	1,308
Total deferred tax liabilities	61,252	(4,340)	—	158	57,070
(1)	“Exchange difference and other” includes foreign exchange differences and the reclassification of Caruso’s deferred tax under “Assets/Liabilities held for sale”.

Each company in the Group decides to recognize deferred tax assets by assessing whether the conditions exist for the future recoverability of such assets by taking into account the basis of the most recent forecasts.

Based on the Group’s best estimate, for jurisdictions subject to the Pillar II rules, the Group has concluded that no Qualified Domestic Minimum Top-up Tax accrual is required to be recognized as of December 31, 2025.

The following table provides the details of tax losses carried forward for which no deferred tax assets were recognized:

	At December 31,
(Euro thousands)	2025	2024*
Expiry within 5 years	73,705	59,018
Expiry over 5 years	162,540	168,994
No expiration	1,058,255	976,213
Total tax losses carried forward	1,294,500	1,204,225

The Group’s management updated the deferred tax assets recognized on tax loss carry forward taking into consideration, for their recoverability, the macroeconomic scenario and the business developments of each of the Group’s companies.

12.Discontinued operations, assets held for sale and liabilities associated with assets held for sale

Sale of the Caruso Brand

At the end of 2025, management approved a plan for the strategic carve-out of Caruso Brand. This decision was driven by the Group’s commitment to refocus its operations on the sustainable development of heartland brands. At that point, the distribution was considered highly probable and the internal separation had been completed, meaning the Caruso Brand was available for distribution in its current condition. Furthermore, Caruso Brand represents a separate major line of business and generates cash flows that can be clearly distinguished from the rest of the Group. Therefore, the Group has concluded that the conditions in IFRS 5 were met at the balance sheet date. Accordingly, its assets and liabilities are classified as held for sale, with its results for the period presented as discontinued operations. On February 6, 2026, the Group completed the sale of Caruso, a luxury Italian menswear manufacturer and brand, to MondeVita Italy S.r.l., a subsidiary of Mondevo Group.

The results of discontinued operations included in loss for the period are presented below.

(Euro thousands)	For the years ended December 31,
	2025	2024	2023
Revenue	34,383	36,746	39,202
Cost of sales	(24,583)	(26,479)	(28,660)

Gross profit	9,800	10,267	10,542
Marketing and selling expenses	(2,032)	(1,861)	(1,900)
General and administrative expenses	(8,474)	(8,361)	(9,033)
Other operating income and expenses	—	81	15

Loss from operations before non-underlying items	(706)	126	(376)
Non-underlying items	(10,604)	—	(77)

Loss from operations	(11,310)	126	(453)
Finance cost–net	(369)	(423)	(417)

Loss before income tax	(11,679)	(297)	(870)
Income tax (expenses) / benefits	(303)	8	(84)

Loss from discontinued operations	(11,982)	(289)	(954)

Cash flows generated from/(used in) discontinued operations are as follows:

(Euro thousands)	For the years ended December 31,
	2025	2024	2023
Net cash generated from / (used in) operating activities	890	3,012	(372)
Net cash used in investing activities	(311)	(349)	(652)
Net cash (used in) / generated from financing activities	(278)	(3,118)	1,705

Cash flows generated from / (used in) discontinued operations	301	(455)	681

Strategic Partnership for the Sergio Rossi Factory

On September 24, 2025, SERGIO ROSSI S.p.A. entered into a binding agreement pursuant to which GIEFFEBI S.r.l. would acquire 70% of the share capital of FAM Industrial S.r.l. (“NewCo”), a new company to be established by Sergio Rossi. NewCo will assume the production business unit of Sergio Rossi, comprising specifically the production facilities, production equipment and necessary production employees. As a result, the Group has concluded that the conditions in IFRS 5 were met at the balance sheet date, and accordingly the assets and liabilities of the disposal group are classified as held for sale. The transaction was completed on January 22, 2026. Since this disposal group represents only a factory of Sergio Rossi rather than the entire business unit, it does not meet the definition under Note 3.28 and is therefore not classified as a discontinued operation.

Assets and liabilities associated with held for sale

The Group has two disposal groups classified as held for sale during the period. The carrying amounts of assets and liabilities in these disposal groups are summarised as follows:

(Euro thousands)	Transfer in held for sale	Impairment	At December 31, 2025
Intangible assets	1,119	(1,119)	—
Property, plant and equipment	9,108	(2,437)	6,671
Right-of-use assets	5,787	(5,787)	—
Deferred income tax assets	3,310	—	3,310
Other non-current assets	137	—	137
Inventories	11,676	(2,666)	9,010
Trade receivables	6,918	—	6,918
Other current assets	1,365	—	1,365
Cash and bank balances	2,427	—	2,427

Assets classified as held for sale	41,847	(12,009)	29,838

Non-current lease liabilities	2,783	—	2,783
Non-current provisions	66	—	66
Long-term employee benefits	1,729	—	1,729
Deferred income tax liabilities	603	—	603
Other non-current liabilities	379	—	379
Trade payables	4,897	—	4,897
Current lease liabilities	696	—	696
Current provisions	36	—	36
Other current liabilities	11,328	—	11,328

Liabilities associated with assets held for sale	22,517	—	22,517

13.Loss per share

Basic and diluted loss per share were calculated as the ratio of net profit or loss attributable to the shareholders of the Company by the weighted average number of outstanding shares (basic and diluted) of the Company.

Basic and diluted net loss per share attributable to ordinary shares for the three years ended December 31, 2025 are calculated as follows (in thousands, except share and per share amounts):

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
Loss from continuing operations attributable to ordinary shares	(226,512)	(164,966)	(128,359)
Loss from discontinued operations attributable to ordinary shares	(11,982)	(289)	(954)
Net loss attributable to ordinary shares	(238,494)	(165,255)	(129,313)
Weighted-average shares outstanding-basic and diluted (thousand shares)	117,128	117,320	131,625
Net loss per share:
From continuing operations	(1.93)	(1.41)	(0.98)
From discontinued operations	(0.11)	*	*
Total basic and diluted (in Euro)	(2.04)	(1.41)	(0.98)

*Between €(0.01) and 0.

As the Group incurred net losses for the three years ended December 31, 2025, basic loss per share was the same as diluted loss per share.

In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period was lower than the exercise price of the warrants.

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the three years ended December 31, 2025 or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	At December 31,
(Thousand shares)	2025	2024	2023
Warrants	31,980	31,980	31,980
Treasury shares	8,651	65,405	65,405
Total outstanding shares of potentially dilutive securities	40,631	97,385	97,385

14.Intangible assets

				Intangible
		Trademarks		assets in
(Euro thousands)	Brands	and patents	Software	progress	Other	Total
Historical cost
At January 1, 2024	177,387	43,242	26,489	770	6,826	254,714
Additions	—	1,396	1,338	392	—	3,126
Transfer from construction in progress	—	—	111	(111)	—	—
Disposals	—	(98)	(31)	—	(2,050)	(2,179)
Net foreign exchange differences	—	2,075	18	—	20	2,113
At December 31, 2024	177,387	46,615	27,925	1,051	4,796	257,774
Additions	—	523	571	1,230	—	2,324
Transfer from construction in progress	—	—	814	(814)	—	—
Disposals	(5,053)	(320)	(950)	(144)	(2,018)	(8,485)
Transfer to held for sale	—	(691)	(1,494)	—	(97)	(2,282)
Net foreign exchange differences	—	(3,505)	(38)	—	(1)	(3,544)
At December 31, 2025	172,334	42,622	26,828	1,323	2,680	245,787
Amortization and impairment
At January 1, 2024	(5,053)	(11,394)	(23,257)	—	(4,571)	(44,275)
Amortization	—	(937)	(1,078)	—	(19)	(2,034)
Disposals	—	98	31	—	2,030	2,159
Net foreign exchange differences	—	(106)	(17)	—	—	(123)
At December 31, 2024	(5,053)	(12,339)	(24,321)	—	(2,560)	(44,273)
Amortization	—	(823)	(1,353)	—	(19)	(2,195)
Impairment losses	(52,007)	—	—	—	—	(52,007)
Disposals	5,053	315	950	—	2,018	8,336
Transfer to held for sale	—	599	520	—	44	1,163
Net foreign exchange differences	—	138	33	—	—	171
At December 31, 2025	(52,007)	(12,110)	(24,171)	—	(517)	(88,805)
Carrying amount
At January 1, 2024	172,334	31,848	3,232	770	2,255	210,439
At December 31, 2024	172,334	34,276	3,604	1,051	2,236	213,501
At December 31, 2025	120,327	30,512	2,657	1,323	2,163	156,982

15.Goodwill

Goodwill originated from acquisitions made by the Group and is attributable to the following operating segments:

	At December 31,
	2025			2024
(Euro thousands)	Gross	Impairment	Net	Gross	Impairment	Net
Lanvin	45,931	45,931	—	45,931	31,208	14,723
Wolford	11,701	—	11,701	11,701	—	11,701
St. John	11,691	—	11,691	11,691	—	11,691
Total goodwill	69,323	45,931	23,392	69,323	31,208	38,115

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

The Group performed its annual goodwill and indefinite-lived intangible asset impairment analysis for all the reporting units. The Group concluded that the recoverable amount of the Lanvin brand did not exceed its related carrying amounts and recorded impairment charge amounted to €14,723 thousand and €52,007 thousand for goodwill and indefinite-lived intangible assets respectively.

The Group cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported.

The Group believes that all of its estimates are reasonable: they are consistent with the Group’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. As of December 31, 2025, the intangible assets with indefinite useful lives that are the most significant in terms of their carrying amounts and the criteria used for impairment testing are as follows:

	At December 31, 2025
					Long-term
				WACC	growth
(Euro thousands)	Goodwill	Brands	Total	(bps)	rate (bps)
Lanvin	—	48,899	48,899	1,333	184
Wolford	11,701	37,856	49,557	1,274	308
St. John	11,691	30,271	41,962	1,297	285
Sergio Rossi	—	3,301	3,301	1,559	196
Total	23,392	120,327	143,719

	At December 31, 2024
					Long-term
				WACC	growth
(Euro thousands)	Goodwill	Brands	Total	(bps)	rate (bps)
Lanvin	14,723	100,906	115,629	1,337	184
Wolford	11,701	37,856	49,557	1,292	308
St. John	11,691	30,271	41,962	1,457	288
Sergio Rossi	—	3,301	3,301	1,812	196
Total	38,115	172,334	210,449

As of December 31, 2025, the sensitivity analysis for impairment testing was run for key assumptions including the weighted average cost of capital and the long-term growth rate.

For Lanvin brand which was subject to an impairment loss in 2025, an adverse change of 10 bps in WACC or the long-term growth rate would result of €1,798 thousand or €800 thousand additional impairment.

While for the other brands, the adverse change of 10bps in WACC or long-term growth rate would not cause a cash generating unit’s carrying amount to exceed its recoverable amount.

17.Property, plant and equipment

						Tangible fixed
			Machinery and	Leasehold	Office	assets in
(Euro thousands)	Land	Buildings	equipment	improvements	equipment	progress	Other	Total
Historical cost
At January 1, 2024	4,748	33,582	63,040	100,096	45,613	2,896	2,534	252,509
Additions	—	785	424	2,628	729	4,910	55	9,531
Disposals	(1,544)	(6,095)	(6,482)	(11,529)	(5,156)	—	(78)	(30,884)
Transfer from tangible fixed assets in progress	—	—	449	6,650	468	(7,567)	—	—
Net foreign exchange differences	34	779	1,149	2,515	761	11	32	5,281
At December 31, 2024	3,238	29,051	58,580	100,360	42,415	250	2,543	236,437
Additions	—	104	224	396	188	947	63	1,922
Disposals	—	(309)	(1,944)	(8,531)	(1,699)	—	(346)	(12,829)
Transfer from tangible fixed assets in progress	—	—	236	735	65	(1,036)	—	—
Transfer to held for sale	(2,717)	(24,945)	(11,006)	(186)	(1,581)	(25)	(1,507)	(41,967)
Net foreign exchange differences	—	(1,298)	(1,955)	(4,997)	(1,558)	(2)	(40)	(9,850)
At December 31, 2025	521	2,603	44,135	87,777	37,830	134	713	173,713
Depreciation and impairment
At January 1, 2024	—	(25,413)	(60,516)	(77,703)	(42,724)	—	(2,422)	(208,778)
Depreciation	—	(1,211)	(993)	(6,484)	(1,165)	—	(59)	(9,912)
Impairment losses	—	(500)	—	(361)	(400)	—	—	(1,261)
Disposals	—	6,052	6,460	9,345	5,106	—	76	27,039
Net foreign exchange differences	—	(643)	(1,093)	(1,779)	(539)	—	(31)	(4,085)
At December 31, 2024	—	(21,715)	(56,142)	(76,982)	(39,722)	—	(2,436)	(196,997)
Depreciation	—	(1,365)	(866)	(6,583)	(982)	—	(46)	(9,842)
Impairment losses	—	—	(1)	(575)	(261)	—	—	(837)
Disposals	—	309	1,927	7,637	1,534	—	343	11,750
Transfer to held for sale	—	19,644	10,218	119	1,467	—	1,411	32,859
Net foreign exchange differences	—	1,051	1,848	3,466	1,379	—	40	7,784
At December 31, 2025	—	(2,076)	(43,016)	(72,918)	(36,585)	—	(688)	(155,283)
Carrying amount
At January 1, 2024	4,748	8,169	2,524	22,393	2,889	2,896	112	43,731
At December 31, 2024	3,238	7,336	2,438	23,378	2,693	250	107	39,440
At December 31, 2025	521	527	1,119	14,859	1,245	134	25	18,430

18.Right-of-use assets

			Total net
(Euro thousands)	Real estates	Other	carrying amount
At January 1, 2024	128,196	657	128,853
Additions	46,180	656	46,836
Disposals	(442)	(22)	(464)
Depreciation	(34,246)	(350)	(34,596)
Impairment losses	(5,789)	—	(5,789)
Contract modifications	(7,115)	(52)	(7,167)
Net foreign exchange differences	3,915	9	3,924
At December 31, 2024	130,699	898	131,597
Additions	11,722	475	12,197
Disposals	(2,097)	(59)	(2,156)
Depreciation	(30,103)	(437)	(30,540)
Impairment losses	(7,828)	—	(7,828)
Contract modifications	5,856	11	5,867
Transfer to held for sale	(5,261)	(526)	(5,787)
Net foreign exchange differences	(7,826)	(14)	(7,840)
At December 31, 2025	95,162	348	95,510

19.Other non-current assets

	At December 31,
(Euro thousands)	2025	2024
Deposits of rental, utility and other	7,070	11,096
Financial assets at fair value through profit or loss	1,627	2,710
Other	6,270	1,063
Total other non-current assets	14,967	14,869

Other non-current assets include financial assets at fair value through profit or loss in accordance with IFRS 9. The losses in fair value recognized through profit or loss in the 2025 amounted to €914 thousand (2024: €50 thousand gain).

20.Inventories

	At December 31,
(Euro thousands)	2025	2024
Raw materials, ancillary materials and consumables	6,567	12,688
Work-in-progress and semi-finished products	6,660	7,784
Finished goods	43,947	69,240
Total inventories	57,174	89,712

The cost of inventories recognized as an expense in cost of sales and loss from discontinued operations amounted to €125,203 thousand and €145,847 thousand for the years ended December 31, 2025 and 2024 respectively.

For the years ended December 31, 2025 and 2024, the net amount of €4,095 thousand and €5,667 thousand inventory impairment loss was reversed respectively as the goods were sold at an amount in excess of the written-down value. The net amount was within cost of sales and loss from discontinued operations.

21.Trade receivables

	At December 31,
(Euro thousands)	2025	2024
Trade receivables	24,398	34,550
Loss allowance	(9,016)	(6,451)
Total trade receivables	15,382	28,099

The trade receivables are comprised essentially of receivables from wholesalers or agents, who are limited in number and with whom the Group maintains long-term relationships.

The following table provides a breakdown for the loss allowance:

	For the years ended December 31,
(Euro thousands)	2025	2024
At January 1,	6,451	6,183
Provisions	3,961	1,656
Recoveries	(470)	—
Write off	(402)	(1,501)
Net foreign exchange differences	(218)	113
Transfer to held for sale	(306)	—
At December 31,	9,016	6,451

In 2025, the Group recognised additional provisions to the loss allowance of €1,761 thousand in respect of expected credit losses on trade receivables from Saks Global Enterprises LLC, which filed voluntarily for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2026. The Group has recorded an impairment provision equal to the full carrying amount of the receivable.

For each of the fiscal years presented, no single customer balance accounted for more than 5% of the Group’s consolidated revenue. The present value of trade receivables is identical to its carrying amount.

22.Other current assets

(Euro thousands)	At December 31,
	2025	2024
Tax recoverable	5,781	7,444
Prepaid expenses	4,291	5,592
Advances and payments on account to vendors	3,721	4,261
Deposits of rental, utility and other	1,983	1,808
Other receivable of royalties	1,428	4,975
Other	5,464	5,032
Total other current assets	22,668	29,112

23.Cash and bank balances

(Euro thousands)	At December 31,
	2025	2024
Cash on hand	155	566
Bank balances	28,128	17,477
Total cash and bank balances	28,283	18,043

Cash and cash equivalents include cash on hand and bank balances.

24.Borrowings

The following table provides a breakdown for non-current and current borrowings:

	2025				2024
				Total				Total
(Euro thousands)	Guaranteed	Secured	Unsecured	borrowings	Guaranteed	Secured	Unsecured	borrowings
At January 1,	5,694	26,114	151,954	183,762	8,580	29,895	29,626	68,101
Repayments	(2,707)	(102,930)	(68,817)	(174,454)	(2,896)	(97,488)	(13,333)	(113,717)
Proceeds	25	81,676	249,790	331,491	10	94,019	134,910	228,939
Net foreign exchange difference	—	(847)	(5,197)	(6,044)	—	(312)	751	439
At December 31,	3,012	4,013	327,730	334,755	5,694	26,114	151,954	183,762
Repayable:
- Within one year	2,664	4,013	318,390	325,067	3,333	13,475	141,732	158,540
- In the second year	139	—	—	139	2,014	12,639	—	14,653
- In the third year	139	—	9,340	9,479	139	—	—	139
- Over three years	70	—	—	70	208	—	10,222	10,430
	3,012	4,013	327,730	334,755	5,694	26,114	151,954	183,762
Portion classified as current liabilities	(2,664)	(4,013)	(318,390)	(325,067)	(3,333)	(13,475)	(141,732)	(158,540)
Non-current portion	348	—	9,340	9,688	2,361	12,639	10,222	25,222

As at December 31, 2025, borrowings amounted to €3,012 thousand (December 31, 2024: €5,694 thousand) were guaranteed by a third party, SACE S.p.A.,the Italian export credit agency.

As of December 31, 2025, the secured borrowings owed to Meritz Securities Co., Ltd. (“Meritz”) have been repaid in full (December 31, 2024: €16,710 thousand).

As at December 31, 2025, borrowings amounted to €4,013 thousand (December 31, 2024: €9,404 thousand) were secured by the pledge of assets with carrying values at the end of each reporting period as follows:

	At December 31,
(Euro thousands)	2025	2024
Pledge of assets:
- Inventories	11,161	17,773
- Property, plant and equipment	7,053	8,977
- Trade receivables	1,016	1,865
- Other current assets	1,039	1,462
At December 31,	20,269	30,077

Apart from the above, certain borrowings are guaranteed by two subsidiaries, namely St. John Knits, Inc. and St. John Canada Corporation as at December 31, 2025.

The unsecured borrowings are principally used for operation of the Group.

The borrowings at rates ranging from 3.85% to 10% (2024: 4.04% to 12.00%) per annum.

The main terms of the borrowings are detailed as follows:

				At December 31, 2025
	Interest			Of which current	Of which non-
Borrower	rate	Terms	Expiry date	portion	current portion

				(Euro thousands)
St. John Knits, Inc.	Variable	SOFR+6.75%	April 2026	4,013	—
Fosun Fashion Group (Cayman) Limited	Fixed	7.56%	April 2026	2,305	—
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	September 2026	2,525	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	December 2026	313,750	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2026	1,715	—
Fosun Fashion (Shanghai) Consulting Management Co.,Ltd.	Fixed	10.00%	December 2027	—	9,340
Wolford AG	Variable	Euribor 3m+4.00%	June 2029	139	348
Other borrowings	Variable	3.85%-4.38%	Up to February 2026	620	—
Total				325,067	9,688

				At December 31, 2024
	Interest			Of which current	Of which non-
Borrower	rate	Terms	Expiry date	portion	current portion

				(Euro thousands)
Sergio Rossi S.p.A	Variable	Euribor 3m+4.50%	March 2025	8	—
Fosun Fashion Group (Cayman) Limited	Fixed	8.06%	April 2025	2,579	—
St. John Knits, Inc.	Variable	SOFR+7.5%	April 2025	9,404	—
Wolford AG	Fixed	12.00%	June 2025	1,985	—
Sergio Rossi S.p.A	Variable	ECB 3m+6.00%	September 2025	695	—
Fosun Fashion Brand Management Co.,Limited	Fixed	7.50%	December 2025	1,349	—
Fosun Fashion Group (Cayman) Limited	Fixed	10.00%	December 2025	134,649	—
Arpège SAS	Fixed	9.10%	March 2026	4,071	12,639
Sergio Rossi S.p.A	Variable	Euribor 3m+1.90%	June 2026	2,500	1,875
Fosun Fashion (Shanghai) Consulting Management Co., Ltd.	Fixed	10.00%	December 2027	—	10,221
Wolford AG	Variable	Euribor 3m+4.00%	June 2029	139	487
Other borrowings	Variable	4.04%-4.53%	Up to March 2025	1,161	—
Total				158,540	25,222

25.Lease liabilities

(Euro thousands)	2025	2024
At January 1,	154,072	145,769
Additions due to new leases and store renewals	13,622	46,465
Interest expense	6,722	7,652
Repayment of lease liabilities (including interest expense)	(41,347)	(40,095)
Contract modifications	4,611	(10,057)
Disposals	(1,839)	(505)
Transfer to held for sale	(3,479)	—
Net foreign exchange differences	(10,189)	4,843
At December 31,	122,173	154,072
Of which:
Non-current	93,375	117,966
Current	28,798	36,106

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16, only the minimum fixed lease payments are capitalized.

The following table summarizes the undiscounted contractual cash flows of lease liabilities by maturity date:

	Total contractual
	cash flows of
(Euro thousands)	lease liabilities	Year 1	Year 2	Year 3	Beyond
At December 31, 2025	152,574	45,852	27,180	22,042	57,500
At December 31, 2024	185,217	53,348	30,506	24,663	76,700

26.Provisions

The Provisions, which amount to €16,055 thousand as at December 31, 2025 (December 31, 2024: €5,084 thousand) represent management’s best estimate of the potential liabilities. In managements’ opinion, based on the information available to them, the total amount allocated for risks and charges at the reporting date is adequate in respect of the liabilities that could arise from the underlying circumstances.

The following tables show the movement of the provisions in 2025 and 2024:

		Provisions for
	Provisions for	contingencies	Provision for	Other	Total
(Euro thousands)	litigation	and losses	restructuring	provisions	provisions
At January 1, 2024	7,191	1,930	—	323	9,444
Of which current	5,181	954	—	135	6,270
Of which non-current	2,010	976	—	188	3,174
Provisions	509	582	—	406	1,497
Releases	(1,217)	—	—	(93)	(1,310)
Utilizations	(4,146)	(48)	—	(31)	(4,225)
Exchange differences	(413)	91	—	—	(322)
At December 31, 2024	1,924	2,555	—	605	5,084
Of which current	—	1,117	—	407	1,524
Of which non-current	1,924	1,438	—	198	3,560
Provisions	726	—	11,527	1,333	13,586
Releases	(1,025)	—	—	—	(1,025)
Utilizations	(611)	(552)	—	(73)	(1,236)
Transfer to held for sale	(20)	—	—	(82)	(102)
Exchange differences	—	(252)	—	—	(252)
At December 31, 2025	994	1,751	11,527	1,783	16,055
Of which current	574	778	—	1,632	2,984
Of which non-current	420	973	11,527	151	13,071

The provision for litigation includes provisions for various litigated matters that have occurred in the ordinary course of business.

The provision for restructuring includes costs directly associated with reorganization plans, covering tax exposures, litigation risks arising from restructuring activities, employee severance arrangement and other incremental costs directly attributable to the restructuring.

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

27.Employee benefits

The following table shows the employee benefits of the Group.

	At December 31,
(Euro thousands)	2025	2024
Post-employee benefits	10,006	12,838
Other long-term employee benefits	1,636	4,402
Total long-term employee benefits	11,642	17,240

The net balance of post-employee benefits as at December 31, 2025 is a liability of €10,006 thousand (December 31, 2024: €12,838 thousand) and all the benefits are classified as defined-benefit plans.

The following table presents the changes in long-term employee benefits:

	Defined-benefit	Defined-benefit	Other long-term
(Euro thousands)	plan in Italy (TFR)	plans in Austria	employee benefits	Total
At January 1, 2024	2,290	11,306	4,376	17,972
Current service costs	49	482	147	678
Interest expenses	64	380	62	506
Actuarial losses in other comprehensive loss	(46)	(18)	13	(51)
Actuarial gains in profit or loss	—	—	(91)	(91)
Benefits paid	(276)	(1,326)	(105)	(1,707)
Contributions	—	(65)	—	(65)
Exchange differences	—	(2)	—	(2)
At December 31, 2024	2,081	10,757	4,402	17,240
Current service costs	38	421	80	539
Interest expenses	60	367	38	465
Actuarial gains in other comprehensive loss	(10)	(515)	—	(525)
Actuarial gains in profit or loss	—	—	(2,686)	(2,686)
Benefits paid	(131)	(1,329)	(198)	(1,658)
Transfer to held for sale	(1,729)	—	—	(1,729)
Exchange differences	—	(4)	—	(4)
At December 31, 2025	309	9,697	1,636	11,642

The current service costs and interest expenses are recognized in the statement of profit or loss. The actuarial differences for other long-term employee benefits are also recognized in the statement of profit or loss.

The breakdown of the defined-benefit obligations by type of benefit plan is as follows:

	At December 31,
(Euro thousands)	2025	2024
Defined-benefit plan in Italy
- Italian leaving indemnities	309	2,081
Defined-benefit plans in Austria
- Severance payments	5,724	6,375
- Pensions liability	3,973	4,382
	9,697	10,757
Total defined-benefit obligations	10,006	12,838

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

As at December 31, 2025, the fair value of defined-benefit plans attributable to Group companies operating in the Austria is a net recognized commitment of €9,697 thousand (December 31, 2024: €10,757 thousand). It is detailed below:

	At December 31,
(Euro thousands)	2025	2024
Fair value of plan liabilities	10,894	11,894
Fair value of plan assets	(1,197)	(1,137)
Defined-benefit plans in Austria	9,697	10,757

The composition of the main plan assets on the reporting date is as follows:

	At December 31,
(Euro thousands)	2025	2024
Equity investments	558	585
Real estates	259	273
Bonds	135	131
Alternative investments	—	100
Qualified insurance policies	245	—
Liquid funds	—	48
Total plan assets	1,197	1,137

The main actuarial assumptions used are as follows:

	At December 31, 2025		At December 31, 2024
	Defined-benefit	Defined-benefit	Defined-benefit	Defined-benefit
	plan in	plans in	plan in	plans in
	Italy (TFR)	Austria	Italy (TFR)	Austria
Average duration of plan (years)	15.50~15.76	8.30~11.30	7.8~17.53	7.40~11.00
Discount rate	2.36%~3.98%	3.88%~4.06%	2.57%~3.41%	3.25%~3.45%
Inflation rate	1.61%~2.18%	N.A.	1.84%~2.21%	N.A.
Salary increase rate	0.50%~2.50%	1.70%~3.00%	2.50%	1.70%~3.00%

For the demographic assumptions used in measuring the defined benefit liabilities, the figure used as a benchmark for the mortality rate is the standard one for each local population, broken down by age and gender, while for the staff turnover rate annual frequencies have been calculated based on the individual companies’ data.

With respect to the December 31, 2025 liability, a sensitivity analysis was performed on the main actuarial variables such as discount rate, salary changes and inflation rate. The analysis did not lead to significant changes in the liability, except for the sensitivity analysis conducted on the discount rate. A 100-basis-point decrease in the discount rate would result in a €1.30 million increase in the amount of the defined-benefit obligation as of December 31, 2025 (December 31, 2024: €1.01 million).

28.Other current liabilities

	At December 31,
(Euro thousands)	2025	2024
Loan note	40,779	—
Due to related companies	37,553	23,504
Payroll and employee benefits payables	17,618	21,222
Accrued expenses	16,528	17,809
Tax payables	7,372	11,069
Customer advances	5,190	4,140
Warrant liabilities	273	1,223
Financing fund	—	51,874
Other	8,704	8,179
Total other current liabilities	134,017	139,020

Loan note and financing fund

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

On June 27, 2025, LGHL consummated the following transactions pursuant to a share buyback agreement with Meritz:

●	Meritz sold and surrendered, and LGHL repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to €48.1 million (the “Repurchase Price”);
●	Immediately thereafter, LGHL issued to Meritz a fixed rate 11.40% secured loan note (the “Loan Note”) for a principal amount equal to the Repurchase Price (the “Loan”). Pursuant to the Loan Note, LGHL agreed to repay the Loan in two installments by repaying (i) €8.50 million on June 30, 2025, and (ii) all outstanding amounts of the Loan on December 14, 2026;
●	The Repurchase Price payable by LGHL to Meritz was offset in its entirety against the issuance of the Loan Note by LGHL to Meritz.

As of the end of December 2025, LGHL has completed the repurchase of all shares held by Meritz, and all the repurchased 19,050,381 shares have been cancelled.

Warrant liabilities

Breakdown for warrant liabilities:

	At December 31,
(Euro thousands)	2025	2024
Public Warrant	177	791
Private Placement Warrant	96	432
Total warrant liabilities	273	1,223

On December 14, 2022, as result of Reverse Recapitalization:

●	20,699,969 outstanding PCAC public warrants were converted to an equivalent number of LGHL public warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value by using the Euro equivalent of the closing price of PCAC warrants on December 14, 2022, amounting to a total of € 5,261 thousand.
●	11,280,000 PCAC private placement warrants were exchanged for an equivalent number of LGHL private placement warrants representing a right to acquire ordinary shares of LGHL which were measured at fair value using a Black-Scholes model, amounting to a total of € 2,609 thousand.

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

The warrants are listed on NYSE under the trading symbol “LANV-WT”. At December 31, 2025, all of the public warrants and private placement warrants were outstanding and recognized as liabilities at fair value. For the year ended December 31, 2025, the Group recorded warrant liabilities of €273 thousand which resulted in a gain on revaluation of €950 thousand.

29.Share capital

	Number of shares	Nominal value of shares	Share premium
	(thousands)	(Euro thousands)	(Euro thousands)
Issued and paid:
As at January 1, 2023	130,971	*	743,501
Repurchase of ordinary shares	(5,000)	*	(25,023)
Issuance of ordinary shares of $0.000001 each	19,050	*	65,405
Cancellation of convertible preference share	(*)	*	*
As at December 31, 2024 and 2023	145,021	*	783,883
Cancellation of treasury shares (including repurchase of 14,180 thousand ordinary shares in 2025 and 5,246 thousand ordinary shares in 2024)	(19,426)	*	(66,074)
As at December 31, 2025	125,595	*	717,809
*	Less than 1,000 shares or €1,000.

As of December 31, 2025, the share capital amounted to €118, comprising 116,944,667 fully paid-up ordinary shares with a par value of $0.000001. Excluding the 8,651,247 treasury shares, there were 116,944,667 shares issued and outstanding as of December 31, 2025.

Ordinary share

LGHL ordinary shares have a par value of $0.000001 and are ranked equally with regard to the LGHL’s residual assets. Amounts received above the par value are recorded as share premium. Each holder of LGHL ordinary shares will be entitled to one vote per share. LGHL ordinary shares are listed on NYSE under the trading symbol “LANV”.

Convertible preference share

The convertible preference share of the Company has a par value $0.000001 per share, which is convertible into an aggregate number of up to 15,000,000 non-voting ordinary shares with a par value of $0.000001 each and/or ordinary shares at the election of Meritz upon the occurrence of certain events. On December 14, 2023, Meritz sold and surrendered, and the Company repurchased from Meritz and cancelled such one convertible preference share. On December 18, 2025, the Company removed the shareholding structure of Convertible Preference Shares.

30.Other reserve

		Other comprehensive income reserve
		Cumulative	Re-measurement
	Share	translation	of defined	Other
(Euro thousands)	premium	adjustment	benefit plans	reserves	Total
Balance at January 1, 2023	743,501	(716)	675	19,501	762,961
Repurchase of Ordinary Shares	(25,023)	—	—	—	(25,023)
Issuance of Ordinary Shares	65,405	—	—	—	65,405
Employee share-based compensation	—	—	—	2,749	2,749
Changes in ownership interest in a subsidiary without change of control	—	—	—	(1,987)	(1,987)
Currency translation differences	—	3,333	—	—	3,333
Actuarial reserve relating to employee benefit	—	—	(761)	—	(761)

Balance at December 31, 2023	783,883	2,617	(86)	20,263	806,677
Repurchase of ordinary shares	(18,829)	—	—	—	(18,829)
Employee share-based compensation	—	—	—	551	551
Currency translation differences	—	(8,007)	—	—	(8,007)
Actuarial reserve relating to employee benefit	—	—	45	—	45
Others	—	—	—	(1,081)	(1,081)

Balance at December 31, 2024	765,054	(5,390)	(41)	19,733	779,356
Repurchase of ordinary shares	(47,245)	—	—	—	(47,245)
Employee share-based compensation	—	—	—	184	184
Changes in ownership interest in a subsidiary without change of control(1)	—	—	—	(18,580)	(18,580)
Currency translation differences	—	13,497	—	—	13,497
Actuarial reserve relating to employee benefit	—	—	335	—	335
Balance at December 31, 2025	717,809	8,107	294	1,337	727,547

Other comprehensive income reserve includes the following:

●	a translation reserve for the translation differences arising from the consolidation of subsidiaries with a functional currency different from the Euro;
●	gains and losses on the re-measurement of defined benefit plans for actuarial gains and losses arising during the period which are offset against the related net defined benefit liabilities;
(1)

Wolford AG carried out a capital increase in 2025. A total of 5,214,781 new shares with a value of €25,031 thousand were issued. Approximately 99.9% of the new shares (5,208,509 shares) were allocated to FFG Wisdom (Luxembourg) S.à r.l. As a result, the Group’s shareholding increased from 61.02% to 74.65% (Note 3.4), and a corresponding change in other reserves.

31.Non-controlling interests

The following table shows the financial information of consolidated companies not entirely controlled by the Group, as required by IFRS 12. The amounts disclosed for each subsidiary are before intercompany eliminations and at and for the year ended December 31, 2025.

		Non-
	Group’s	controlling			Total
(Functional currency thousand)	percentage	interest	Functional	Total	equity/
Company	interest	percentage	currency	assets	(deficits)	Revenues	Net loss
Arpège SAS	95.27%	4.73%	Euro	143,010	(103,839)	57,627	(93,669)
Wolford AG	74.65%	25.35%	Euro	124,991	(86,331)	75,586	(57,930)
St. John Knits International, Incorporated	96.95%	3.05%	USD	89,474	(171,681)	78,238	(25,960)
St. John China Holdings Limited	77.56%	22.44%	HKD	875	(9,205)	374	(22)
Sergio Rossi S.p.A	99.78%	0.22%	Euro	51,983	16,348	29,535	(20,317)
Fosun Fashion Brands Management Co., Limited	80.00%	20.00%	CNY	7,795	(1,728)	252	(1,935)
Fulang Fabric R&D Technology (Haining) Co., Ltd	60.00%	40.00%	CNY	403	(97)	539	(190)

32.Share-based payment

Prior to consummation of the Reverse Recapitalization, FFG Group had in place equity-settled share-based payment arrangements as follows:

●	On September 23, 2020, a restricted share units scheme (“the RSUs Scheme”) was adopted for the purpose of recognizing the contribution of participants including its senior management members and consultants. The RSUs Scheme will remain in force for the period of 10 years up to September 22, 2030 and the maximum number of shares to be granted will not exceed 32,129,493 shares.
●	On September 23, 2020, restricted share units (“RSUs”) to subscribe for an aggregate of 17,051,419 ordinary shares were granted to nine senior management members and consultants. The exercise price of granted restricted share unit is € 1.00 per share to eight of them and € 2.04 per share to one of them. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a three-year vesting schedule respectively. The first twenty-five percent (25%) of RSUs immediately vested as of the grant date. The remaining portions vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in nine years from the respective grant dates.
●	On September 23, 2021, RSUs to subscribe for an aggregate of 12,688,696 ordinary shares were granted to 15 senior management members and consultants. The exercise price of granted restricted share unit is € 2.04 per ordinary share. The RSUs included certain performance conditions, which required the senior management members and consultants to complete a service period and still in the same position as when granted. The vesting term of the RSUs includes a four-year vesting schedule respectively. The vesting schedule consists of a cliff vesting of twenty-five percent (25%) on every anniversary of the grant date. All options shall expire in ten years from the respective grant dates.
●	In December 2021, a share economic beneficial interest right scheme (the “SEBIRs Scheme”) was adopted that modifies all RSUs originally granted to senior management members and consultants according to the RSUs scheme into share economic beneficial interest rights (“SEBIRs”), in which RSUs that have met the vesting conditions will be converted the same copies of SEBIRs that can be exercised immediately, RSUs that fail to meet the vesting conditions will be converted into the same copies of SEBIRs, vesting period and conditions as those under the original grant agreement. 32,129,493 class B non-voting ordinary shares were issued with the par value of €0.0001 to Brilliant Fashion Holdings Limited, which has been established for the SEBIRs Scheme, as the maximum number of shares granted by Brilliant Fashion Holdings Limited to senior management members and consultants under the SEBIRs Scheme.

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

For the years ended December 31, 2025 and 2024, movements in the number of RSUs / copies of SEBIRs granted but not yet vested according to the SEBIRs Scheme and their related weighted average exercise prices are as follows (each copy of SEBIR corresponds to one share of the Company):

	For the years ended December 31,
	2025		2024
	Average exercise		Average exercise
	price in Euro	SEBIRs/RSUs	price in Euro	SEBIRs/RSUs
	per share/copy	(thousand)	per share/copy	(thousand)
At January 1,	5.17	4,347	5.30	4,579
Canceled and forfeited	—	—	7.70	(232)
At December 31,	5.17	4,347	5.17	4,347

The RSUs and SEBIRs outstanding in thousands at the end of the year have the following expiry dates and exercise prices:

	Exercise price in Euro
Expiry date	per RSU/ SEBIR	Shares/Copies (thousand)
		2025	2024
September 22, 2029	3.77	2,314	2,314
September 22, 2029	3.77	369	369
September 22, 2031	7.70	1,604	1,604
March 23, 2033	—	60	60
		4,347	4,347

The fair value of RSUs granted on September 23, 2020 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of €1.82 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 0.61%, expected no dividend and volatility of 32.61%. The total fair value of these RSUs was €14,652 thousand. €869 thousand was charged to administrative expenses for the years ended December 31, 2023, respectively. (2025 and 2024: Nil)

The fair value of RSUs granted on September 23, 2021 was determined using the Binomial Option-Pricing Model. The significant inputs into the model included the share price of €2.23 per share at the grant date, exercise price shown above, expected annual risk-free interest rate of 1.35%, expected no dividend and volatility of 32.52%. The total fair value of these RSUs was €10,492 thousand. €136 thousand, €406 thousand and €1,773 thousand was charged to administrative expenses for the year ended December 31, 2025, 2024 and 2023, respectively.

The fair value of SEBIRs granted on April, 2023 was determined based on the closing price of the shares on the grant date. The weighted average fair value of SEBIRs granted during the year ended was $5.47. The total fair value of these SEBIRs was €302 thousand. €48 thousand, €147 thousand and €107 thousand were charged to administrative expenses for the years ended December 31, 2025, 2024 and 2023, respectively.

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

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
Short-term employee benefits (1)	2,536	478	2,694
Employee share-based compensation	173	1,394	1,486
Total	2,709	1,872	4,180
(1)	Includes corporate bodies fees, consultancy fees and personnel compensation.

Transactions with related parties

In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
(i) Proceeds of shareholder loan
Fosun International Limited (1)	198,841	120,744	18,465
Shanghai Fosun High Technology Group Finance Co.,Ltd.(2)	1,748	1,314	829
FPI (US) I LLC (2)	—	2,866	1,845
Meritz Securities Co., Ltd. (4)	—	—	59,959
Fosun JoyGo (HK) Technology Limited (2)	—	—	1,107
Total proceeds of shareholder loan	200,589	124,924	82,205
(ii) Repayments of shareholder loan
Meritz Securities Co., Ltd.	16,710	4,071	2,187
Fosun International Limited	16,454	1,845	3,220
Shanghai Fosun High Technology Group Finance Co.,Ltd.	1,144	843	3,803
Fosun JoyGo (HK) Technology Limited	—	1,081	—
FPI (US) I LLC	—	287	1,845
Total repayments of shareholder loan	34,308	8,127	11,055
(iii) Proceeds of financing fund
Meritz Securities Co., Ltd.	—	—	36,541
(iv) Repayments of financing fund
Meritz Securities Co., Ltd.	48,091	18,274	—
(v) Proceeds from financing of intangible assets
Itochu Corporation(1)	22,610	—	—

The Group entered into an agreement to transfer certain Lanvin trademark rights to Itochu Corporation, retaining a call option to repurchase the rights. The proceeds received are recognized as a non-current liability rather than revenue in accordance with lFRS 15.

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
(vi) Interest expenses
Fosun International Limited	22,376	6,976	392
Meritz Securities Co., Ltd.	2,442	9,084	7,877
Shanghai Fosun High Technology (Group) Co., Ltd.	964	1,039	1,021
Itochu Corporation	888	—	—
FPI (US) I LLC	192	221	16
Shanghai Fosun High Technology Group Finance Co., Ltd.	—	96	146
Fosun JoyGo (HK) Technology Limited	—	2	4
Total interest expenses	26,862	17,418	9,456
(vii) Rental expenses
Shanghai Fosun Bund Property Co., Ltd. (3)	—	166	1,143
(viii) Sales of goods
Handsome Corporation (1)	636	1,338	1,499
(ix) Royalty
Handsome Corporation	2,631	2,795	3,143
Itochu Corporation (1)	2,508	2,804	2,305
Total royalty	5,139	5,599	5,448
(x) Other service expenses
Baozun Hong Kong Investment Limited and its subsidiaries(1)	694	1,331	1,631
Hauck & Aufhäuser Fund Services S.A.(2)	236	—	—
Fosun Holdings Limited (2)	—	—	271
Total other service expenses	930	1,331	1,902
(xi)Purchase of trademarks
Itochu Corporation	—	—	27,074
(xii) Received in advance
Shanghai Yu Garden Group and its subsidiaries (2)	—	9,671	1,358
Itochu Corporation	—	—	4,753
Total received in advance	—	9,671	6,111

Balances with related parties

	At December 31,
(Euro thousands)	2025	2024
(i) Borrowings
Fosun International Limited	313,750	134,649
Shanghai Fosun High Technology (Group) Co., Ltd.	9,340	10,221
FPI (US) I LLC	2,304	2,579
Shanghai Fosun High Technology Group Finance Co., Ltd.	1,715	1,349
Meritz Securities Co.,Ltd.	—	16,710
Total borrowings	327,109	165,508
(ii) Other current liabilities
Fosun International Limited	29,532	7,362
Shanghai Fosun Bund Property Co.,Ltd.	1,906	2,114
Itochu Corporation	1,656	—
Baozun Hong Kong Investment Limited	1,585	1,105
Shanghai Fosun High Technology (Group) Co.,Ltd.	1,118	403
Shanghai Fosun Industrial Investment Co.,Ltd.(2)	1,106	1,030
FPI (US) I LLC	390	229
Fosun Holdings Limited	257	289
Shanghai Fosun High Technology Group Finance Co.,Ltd.	3	3
Meritz Securities Co., Ltd.	—	53,172
Shanghai Yu Garden Group and its subsidiaries	—	9,671
Total other current liabilities	37,553	75,378
(iii) Other current assets
Fosun International Limited	239	267
(iv) Other non-current liabilities
Itochu Corporation	22,061	4,570
Shanghai Fosun High Technology (Group) Co., Ltd.	3,571	2,872
Total other non-current liabilities	25,632	7,442

Notes:

(1)	A shareholder of the Group.
(2)	Subsidiaries of Fosun International Limited.
(3)	Joint venture of Fosun International Limited.
(4)	One of the shareholders of the Group from January 1, 2025 to June 26, 2025 and the related party transactions are accumulated transactions for this period. It ceased to be a related party from June 27, 2025, when the Group repurchased its shares.

34.	Notes to consolidated statements of cash flows

Major non-cash transactions

During the year 2025, the Group had non-cash additions to right-of-use assets and lease liabilities of €12,197 thousand and €13,622 thousand, respectively, in respect of lease arrangements for real estate and other equipment (2024: €46,836 thousand and €46,465 thousand; 2023: €36,854 thousand and €35,094 thousand).

Proceeds from disposal of long-term assets

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
Net book value	1,545	3,824	879
Net gain on disposals (Note 9)	2,934	9,079	3,564
Total proceeds from disposal of long-term assets	4,479	12,903	4,443

Changes in liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the Group’s consolidated statements of cash flows from financing activities.

						Financing of
		Financing		Lease	Interest	intangible
(Euro thousands)	Borrowings	fund	Loan note	liabilities	payable	assets
As at December 31, 2023	68,101	63,320	—	145,769	2,184	—
Changes from financing cash flows	115,222	(18,274)	—	(32,443)	—	—
Interest paid	—	(3,999)	—	(7,652)	(3,793)	—
New leases	—	—	—	46,465	—	—
Contract modifications	—	—	—	(10,057)	—	—
Disposals	—	—	—	(505)	—	—
Interest expense	—	7,787	—	7,652	13,334	—
Foreign exchange movement	439	3,040	—	4,843	(2,800)	—
As at December 31, 2024	183,762	51,874	—	154,072	8,925	—
Changes from financing cash flows	157,037	—	(8,547)	(34,625)	—	22,610
Transfer from financing fund to loan note (non-cash)	—	(48,091)	48,091	—	—	—
Increase arising from other non-current liabilities	—	—	—	—	—	4,570
Interest paid	—	(896)	(1,016)	(6,722)	(6,624)	—
New leases	—	—	—	13,622	—	—
Contract modifications	—	—	—	4,611	—	—
Disposals	—	—	—	(1,839)	—	—
Interest expense	—	2,642	2,251	6,722	30,156	888
Transfer to held for sale	—	—	—	(3,479)	—	—
Foreign exchange movement	(6,044)	(5,529)	—	(10,189)	(1,414)	(3,463)
Others	—	—	—	—	—	(888)
As at December 31, 2025	334,755	—	40,779	122,173	31,043	23,717

Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	For the years ended December 31,
(Euro thousands)	2025	2024	2023
Within operating activities	(18,108)	(25,818)	(27,631)
Within investing activities	1,742	(428)	(3,282)
Within financing activities	(41,347)	(40,095)	(38,530)
Total cash outflow for leases	(57,713)	(66,341)	(69,443)

35.Subsequent events

The Group has evaluated subsequent events through April 30, 2026 which is the date the Consolidated Financial Statements were authorized for issuance and identified the following events, all of which are non-adjusting as defined in IAS 10:

Sale of the Caruso Brand

On February 6, 2026, the Group completed the sale of 100% of the share capital of Caruso to MondeVita Italy S.r.l., a subsidiary of Mondevo Group. The transaction reflects the Group’s commitment to focus on the sustainable development of heartland brands.

Strategic Partnership for the Sergio Rossi Factory

In January 2026, the Group completed a strategic transaction involving Sergio Rossi factory in San Mauro Pascoli. Sergio Rossi transferred the factory’s assets (including land, buildings, and machinery) and necessary workforce into Newco Subsequently, the Group sold a 70% equity stake in this Newco to the Massimo Bonini Group (“Bonini”), a global leader in the distribution and wholesale of luxury fashion footwear. The Group, through Sergio Rossi, retain the remaining 30% minority stake in the entity.

A key objective of the transaction is to transition Sergio Rossi to an asset-light business model with improved flexibility in business development as substantial fixed costs shifted to variable costs.